As confidentially submitted to the Securities and Exchange Commission on November 9, 2022. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AEROCLEAN TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	45-3213164 (I.R.S. Employer Identification Number)
AeroClean Technologies, Inc.
10455 Riverside Drive
Palm Beach Gardens, FL 33410
(833) 652-5326
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jason DiBona
AeroClean Technologies, Inc.
10455 Riverside Drive Palm Beach Gardens, FL 33410
(833) 652-5326
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Valerie Ford Jacob, Esq. Paul K. Humphreys, Esq. Michael A. Levitt, Esq. Freshfields Bruckhaus Deringer US LLP 601 Lexington Ave. New York, New York 10022 (212) 277-4000	Cynthia C. Hess, Esq. Per B. Chilstrom, Esq. Ethan A. Skerry, Esq. Jeremy R. Delman, Esq. Fenwick & West LLP 902 Broadway New York, New York 10010 (212) 430-2600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described in the information statement/prospectus contained herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)   ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)   ☐
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting the unaudited interim consolidated financial statements of Molekule, Inc. for the six months ended June 30, 2022 and 2021, because they relate to historical periods that we believe will not be required to be included in the registration statement at the time we first file this registration statement publicly. Similarly, we are also omitting a pro forma balance sheet as of June 30, 2022 and a pro forma income statement for the six months ended June 30, 2022 giving effect to the Merger (as defined in the registration statement) in the registration statement. We intend to amend the registration statement on or prior to the date of such public filing to include all required historical and pro forma financial information at the date of such amendment.

The information in this information statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this information statement/prospectus has been filed with the Securities and Exchange Commission. These securities may not be issued or sold until the registration statement filed with the Securities and Exchange Commission is effective. This information statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION, DATED             , 2022
AeroClean Technologies, Inc.
10455 Riverside Drive
Palm Beach Gardens, Florida 33410
NOTICE OF STOCKHOLDER ACTION BY WRITTEN CONSENT
WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US A PROXY
Dear AeroClean Stockholder:
NOTICE IS HEREBY GIVEN that the Board of Directors (the “AeroClean Board”) of AeroClean Technologies, Inc., a Delaware corporation (“AeroClean,” “we,” “us,” “our” or the “Company”), has approved, and the holders of approximately 52% of the outstanding shares of our common stock, par value $0.01 per share (the “AeroClean Common Stock”) entitled to vote (collectively, the “AeroClean Majority Stockholders”) have executed a written consent in lieu of a special meeting approving, the following actions:
1.
the Merger (as defined below), the Transactions (as defined below) and the issuance of approximately 15.1 million shares of AeroClean Common Stock as Merger Consideration (as defined in the Merger Agreement) in accordance with the Agreement and Plan of Merger, dated October 3, 2022 (the “Merger Agreement”), among the Company, Air King Merger Sub Inc., a wholly owned subsidiary of AeroClean (“Merger Sub”), and Molekule, Inc. (“Molekule”), a Delaware corporation, pursuant to which Merger Sub will merge with and into Molekule, with Molekule as the surviving corporation and a wholly owned subsidiary of AeroClean (the “Merger”);

2.
an amendment of our certificate of incorporation (1) to change the name of the Company from AeroClean Technologies, Inc. to Molekule, Inc. and (2) to add an officer exculpation provision with respect to violations of fiduciary duties in accordance with recent amendments to the General Corporation Law of the State of Delaware (the “DGCL”) (the “Charter Amendments”); and

3.
an amendment of our 2021 Incentive Award Plan to increase the share reserve thereunder by 800,000 shares (the “Equity Plan Amendment”).

Pursuant to Section 228 of the DGCL, unless otherwise provided in a company’s certificate of incorporation, any action of a meeting of stockholders may be taken, without a meeting and prior notice, by signed consent of stockholders having the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. Pursuant to Article VII, Section 4, of the Company’s certificate of incorporation, stockholder action may be taken by written consent without a meeting of stockholders if such action and the taking of such action by written consent of stockholders in lieu of a meeting have each been expressly approved in advance by the AeroClean Board. On October 3, 2022, the AeroClean Board approved the foregoing actions and authorized the stockholders of the Company to approve the foregoing actions by written consent. On October 3, 2022, by written consent without a meeting, the AeroClean Majority Stockholders approved the Merger, the Transactions, the issuance of AeroClean Common Stock as Merger Consideration in accordance with the Merger Agreement, the Charter Amendments and the Equity Plan Amendment. This information statement/prospectus is being furnished to all stockholders of the Company for the purpose of informing stockholders of these corporate actions before they take effect.
Please be advised that the AeroClean Majority Stockholders, collectively holding approximately 52% of the issued and outstanding shares of AeroClean Common Stock, have executed a written consent approving (a) the Merger, the Transactions and the issuance of AeroClean Common Stock as Merger Consideration in accordance with the Merger Agreement, (b) the Charter Amendments and (c) the Equity Plan Amendment. No other votes are required or necessary to consummate the Merger and the Transactions, issue AeroClean Common Stock as Merger Consideration in accordance with the Merger Agreement, amend our certificate of incorporation or amend our 2021 Incentive Award Plan, and none is being solicited hereunder. Pursuant to Rule 14c-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), these corporate actions will not be effected until 20 calendar days after the filing and mailing of this information statement/prospectus to our stockholders or as soon as practicable thereafter. We will mail the Notice of Stockholder Action by Written Consent to our stockholders on or about            , 2022. We anticipate that the Merger, the issuance of AeroClean Common Stock as Merger Consideration, the

Charter Amendments and the Equity Plan Amendment will become effective on or about            . This information statement/prospectus also constitutes notice to you under Section 228 of the DGCL of the actions taken by written consent by the AeroClean Majority Stockholders without a meeting of stockholders.
WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY.
AeroClean, Merger Sub and Molekule have entered into the Merger Agreement pursuant to which Merger Sub will merge with and into Molekule, with Molekule as the surviving corporation and a wholly owned subsidiary of AeroClean. Following the completion of the Merger, the name of AeroClean will be changed to Molekule, Inc.
At the effective time of the merger (the “Effective Time”), each issued and outstanding share of common stock of Molekule, par value $0.0001 per share (“Molekule Common Stock”), will be converted into the right to receive shares of AeroClean Common Stock that will result in the Molekule stockholders in the aggregate, together with the holders of Closing Date Vested RSUs (as defined herein), holding 49.5% of the Outstanding Shares (as defined in the Merger Agreement). The number of shares of AeroClean Common Stock to be received by the Molekule stockholders will not be adjusted for changes in the market price of AeroClean Common Stock between the signing of the Merger Agreement and the Effective Time. AeroClean stockholders will continue to own and hold their existing shares of AeroClean Common Stock. AeroClean stockholders will own approximately 50.5% and Molekule stockholders (including the holders of Closing Date Vested RSUs) will own approximately 49.5% of the Outstanding Shares (as defined in the Merger Agreement) immediately following the Effective Time.
AeroClean Common Stock is currently quoted on the Nasdaq Capital Market (“Nasdaq”) under the symbol “AERC.” Upon the Closing Date, AeroClean will be renamed Molekule, Inc. and will trade under the symbol “MKUL.” On                 , the last trading day before the date of this information statement/prospectus, the closing sale price of AeroClean Common Stock on Nasdaq was $      per share.
Under the DGCL, AeroClean’s certificate of incorporation and bylaws and applicable Nasdaq rules, the approval of the issuance of AeroClean Common Stock as Merger Consideration, the Charter Amendments and the Equity Plan Amendment by the Company’s stockholders required the affirmative vote or written consent of the holders of a majority of the outstanding shares of AeroClean Common Stock. On October 3, 2022, the AeroClean Majority Stockholders, collectively holding approximately 52% of AeroClean Common Stock, executed a written consent approving (a) the Merger, the Transactions and the issuance of AeroClean Common Stock as Merger Consideration in accordance with the Merger Agreement, (b) the Charter Amendments and (c) the Equity Plan Amendment. No other votes of AeroClean stockholders are required or necessary to effectuate the foregoing actions, and none is being solicited hereunder. As a result, AeroClean has not solicited and will not be soliciting your vote for the approval of the Merger, the Transactions, the issuance of the shares of AeroClean Common Stock as Merger Consideration in accordance with the Merger Agreement, the Charter Amendments or the Equity Plan Amendment, and AeroClean does not intend to call a meeting of stockholders for purposes of voting on the approval of the foregoing actions.
This Notice of Stockholder Action by Written Consent shall constitute notice to you from the Company that the Merger, the Transactions, the issuance of AeroClean Common Stock as Merger Consideration in accordance with the Merger Agreement, the Charter Amendments and the Equity Plan Amendment have been approved by the holders of a majority of the outstanding shares of AeroClean Common Stock by written consent in lieu of a meeting in accordance with Section 228 of the DGCL.
Holders of AeroClean Common Stock do not have appraisal or dissenters’ rights under the DGCL in connection with the matters described in this information statement/prospectus and approved by the AeroClean Majority Stockholders.
This information statement/prospectus provides you with more specific information concerning the Merger, the other transactions contemplated by the Merger Agreement, the Charter Amendments and the Equity Plan Amendment. We encourage you to carefully read this information statement/prospectus and the copy of the Merger Agreement included as Annex A to this information statement/prospectus.
More information about AeroClean, Molekule, and the proposed transaction is contained in this information statement/prospectus. AeroClean urges you to read the accompanying information statement/

prospectus carefully and in its entirety. We encourage you to read the entire document carefully, in particular the “Risk Factors” section beginning on page 23 of this information statement/prospectus.
AeroClean is excited about the opportunities the Merger brings to both AeroClean’s and Molekule’s stockholders, and thanks you for your consideration and continued support.
/s/ Jason DiBona
Jason DiBona Chief Executive Officer AeroClean Technologies, Inc.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger or the issuance of AeroClean Common Stock to be issued in the Merger or determined if this information statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
This information statement/prospectus is dated            and is first being mailed to AeroClean’s stockholders on or about                  .

i

ABOUT THIS INFORMATION STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”) by AeroClean, constitutes (1) an information statement of AeroClean in accordance with Section 14C of the Exchange Act that is being distributed to the stockholders of AeroClean to notify them of actions taken by the AeroClean Majority Stockholders by written consent in lieu of a meeting and (2) a prospectus of AeroClean under Section 5 of the Securities Act of 1933 (as amended, the “Securities Act”) with respect to the shares of AeroClean Common Stock to be issued to Molekule stockholders pursuant to the Merger Agreement.
You should rely only on the information contained in this information statement/prospectus. AeroClean and Molekule have not authorized anyone to provide you with information that is different from that contained in this information statement/prospectus. This information statement/prospectus is dated         , 2022, and you should not assume that the information contained in this information statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.
This information statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. AeroClean has supplied all information contained in this information statement/prospectus relating to AeroClean, and Molekule has supplied all information contained in this information statement/prospectus relating to Molekule. AeroClean and Molekule have both contributed to the information related to the Merger contained in this information statement/prospectus.

MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this information statement/prospectus concerning the industry and the markets in which AeroClean and Molekule operate, including our respective general expectations and market position, market opportunity and market size, are based on reports from various sources. In some cases, this information statement/prospectus does not expressly refer to the sources from which this data is derived. In that regard, when this information statement/prospectus refers to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.
Because this information involves a number of assumptions and limitations, you are cautioned not to give undue weight to such information. While we have not independently verified market data and industry forecasts provided by any of these or any other third-party sources referred to in this information statement/prospectus, we believe such sources to be reliable and are not aware of any misstatements in such information.
In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which AeroClean and Molekule operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors” and elsewhere in this information statement/prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.
TRADEMARKS AND TRADE NAMES
“Pūrgo™,” “PūrgoLift™,” “SteriDuct™” and related names are trademarks that are owned by AeroClean Technologies, Inc., and “Air Mini+™,” “Air Pro™” and “Air Pro RX™” and related names are trademarks that are owned by Molekule, Inc. Solely for our convenience, trademarks and trade names referred to in this information statement/prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we or Molekule will not assert, to the fullest extent possible under applicable law, our or Molekule’s rights or the rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this information statement/prospectus is the property of its respective holder.

FREQUENTLY USED TERMS
Unless otherwise indicated or the context otherwise requires, all references in this information statement/prospectus to “we,” “us,” “our,” the “Company,” “AeroClean,” “AeroClean Technologies” and similar terms refer to AeroClean Technologies, LLC or to AeroClean Technologies, Inc. (depending on whether the statement relates to the period before or after our initial public offering (“IPO”)). Unless otherwise stated in this information statement/prospectus, reference to:
•
“AeroClean Board” means the board of directors of AeroClean.

•
“AeroClean Common Stock” means AeroClean’s common stock, par value $0.01 per share.

•
“AeroClean Employment Agreements” means the amended and restated employment agreements entered into between AeroClean and each of Jason DiBona and Ryan Tyler, pursuant to which such individuals will continue as the Chief Executive Officer and Chief Financial Officer of the Combined Company, respectively, each effective as of the Closing, and the agreements entered into between AeroClean and each of Jonathan Harris and Ritankar “Ronti” Pal, pursuant to which Mr. Harris will become Chief Commercial Officer of the Combined Company and Mr. Pal will become Chief Operating Officer of the Combined Company, each effective as of the Closing.

•
“AeroClean Majority Stockholders” means the holders of a majority of the outstanding shares of AeroClean Common Stock.

•
“Amended and Restated Bylaws” means the amended and restated bylaws of AeroClean that will become the Combined Company’s bylaws.

•
“Amended and Restated Charter” means the amended and restated certificate of incorporation of AeroClean that will become the Combined Company’s certificate of incorporation.

•
“Amended and Restated Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement among the Company, certain Company stockholders and certain Molekule stockholders, to be dated as of the Closing Date.

•
“Assumed Shares” means the number of shares of AeroClean Common Stock equal to the product of the number of Residual Shares and the exchange ratio determined in accordance with the Merger Agreement.

•
“B2B” means business-to-business.

•
“Backstop Purchase Agreement” means the Backstop Purchase Agreement, dated October 3, 2022, by and between Molekule, AeroClean and Foundry Group Next, L.P. (“Foundry”) in which Foundry has committed to purchase an amount in cash equal to $7 million of new equity securities to be issued by Molekule less the amount purchased by other Molekule stockholders, provided that in no event shall Foundry be required to purchase and fund more than $5 million of new equity securities to be issued by Molekule in connection with the Rights Offering.

•
“Benchmark” means The Benchmark Company, LLC, independent financial advisor to AeroClean.

•
“Certificate of Merger” means a certificate of merger in such form as required by, and executed in accordance with, the relevant provisions of the DGCL.

•
“Charter Amendments” means the amendments in which AeroClean’s certificate of incorporation will be amended and restated (1) to change the name of the company from AeroClean Technologies, Inc. to Molekule, Inc. and (2) to add an officer exculpation provision with respect to violations of fiduciary duties in accordance with recent amendments to Delaware corporate law.

•
“Closing” means the closing of the Merger, subject to the terms and conditions of the Merger Agreement.

•
“Closing Date” means the day on which the Closing occurs.

•
“Closing Date Vested RSUs” means the 381,761 RSUs to be issued by AeroClean pursuant to AeroClean’s 2021 Incentive Award Plan as soon as practicable following the Effective Time that would have vested prior to or on the Closing Date and with respect to which the underlying 381,761 shares of AeroClean Common Stock will be deemed issued and outstanding for purposes of calculating the Outstanding Shares (as defined in the Merger Agreement).
•
“Combined Company” means AeroClean after the Merger, which will be renamed “Molekule, Inc.”

•
“DGCL” means the General Corporation Law of the State of Delaware.

•
“Effective Time” means immediately upon filing of the Certificate of Merger or at such later time as may be agreed by AeroClean and Molekule in writing and specified in the Certificate of Merger.

•
“Equity Plan Amendment” means the amendment to AeroClean’s 2021 Incentive Award Plan that increases the plan’s share reserve by 800,000 shares.

•
“Exchange Act” means the Securities Exchange Act of 1934, as amended.

•
“FDA” means the U.S. Food and Drug Administration.

•
“FDA 510(k) Clearance” means clearance for a medical device from the FDA under Section 510(k) of the Food, Drug and Cosmetic Act.

•
“FDA-cleared” means to have received clearance from the U.S. Food and Drug Administration.

•
“FDCA” means the Federal Food, Drug, and Cosmetic Act.

•
“FINRA” means the Financial Industry Regulatory Authority.

•
“Foundry” means Foundry Group Next, L.P., Molekule’s largest stockholder.

•
“FTC” means the U.S. Federal Trade Commission.

•
“GAAP” means the United States generally accepted accounting principles, consistently applied.

•
“HAI” means hospital acquired infection.

•
“IAQ” means indoor air quality.

•
“information statement” means the information statement disseminated to the Company stockholders as soon as practicable following the effectiveness of the Registration Statement in accordance with the requirements of the Exchange Act but no less than 20 days prior to the Closing Date.

•
“IoT” means internet of things.

•
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

•
“Merger” means the merger of Molekule with and into Merger Sub with Molekule as the surviving corporation and a wholly owned subsidiary of AeroClean.

•
“Merger Agreement” means the Agreement and Plan of Merger, dated October 3, 2022, among AeroClean, Merger Sub, and Molekule.

•
“Merger Consideration” means the aggregate 15,071,322 fully paid and nonassessable shares of AeroClean Common Stock to be paid to all Molekule stockholders (including the holders of Molekule Preferred Stock Warrants immediately prior to the Effective Time) that shall result in such Molekule stockholders, in the aggregate, together with the holders of Closing Date Vested RSUs, holding 49.5% of the Outstanding Shares.

•
“Merger Sub” means Air King Merger Sub Inc., a Delaware corporation.

•
“Molekule” means Molekule, Inc., a Delaware corporation.

•
“Molekule Board” means the board of directors of Molekule.

•
“Molekule Common Stock” means Molekule’s common stock, par value $0.0001 per share.

•
“Molekule Preferred Stock” means, collectively, the Molekule Series 1 Preferred Stock and the Molekule Series 2 Preferred Stock, both with par value $0.0001 per share.

•
“Molekule Preferred Stock Warrant” means a Molekule Warrant to purchase shares of Molekule Series 1 Preferred Stock that is outstanding and unexercised as of immediately prior to the Effective Time.

v

•
“Molekule Principal Stockholders” means holders of (1) a majority of the shares of Molekule Series 1 Preferred Stock and (2) holders of a majority of the shares of Molekule Common Stock and Molekule Series 1 Preferred Stock (on an as-converted to Molekule Common Stock basis) voting together as a single class.

•
“Molekule Series 1 Preferred Stock” means Molekule’s Series 1 Preferred Stock, par value $0.0001 per share.

•
“Molekule Series 2 Preferred Stock” means Molekule’s Series 2 Preferred Stock, par value $0.0001 per share.

•
“Molekule Support Agreements” means the agreements between the Company and the Molekule Principal Stockholders that provide for, among other things, the commitment to vote in favor of the Merger, the Merger Agreement, the other Transactions contemplated thereby and any other matters necessary or reasonably requested by the Company to implement the foregoing.

•
“Molekule Warrants” means warrants to purchase shares of Molekule Common Stock.

•
“Nasdaq” means the Nasdaq Capital Market.

•
“Opinion” means the opinion provided by Benchmark to the AeroClean Board as to the fairness of the Merger Consideration to be paid by AeroClean.

•
“Outstanding Shares” means “Outstanding Shares” as defined in the Merger Agreement.

•
“Ownership Allocation” means the final pro forma ownership allocation prepared by Molekule and agreed to by the Company.

•
“PCAOB” means the Public Company Accounting Oversight Board.

•
“Registration Statement” means AeroClean’s registration statement on Form S-4 filed with the SEC in accordance with the Merger Agreement.

•
“Residual Shares” means any shares of Molekule Common Stock that remain available for issuance pursuant to Molekule’s 2015 Stock Plan.

•
“Rights Offering” means an equity offering in which Molekule will offer an opportunity following the date of the Merger Agreement for Molekule stockholders to purchase Molekule Common Stock or Molekule Series 1 Preferred Stock.

•
“RSUs” means restricted stock units.

•
“SaaS” means software as a service.

•
“SEC” means the Securities and Exchange Commission.

•
“Securities Act” means the Securities Act of 1933, as amended.

•
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

•
“Transactions” means the transactions contemplated by the Merger Agreement to occur at or immediately prior to the Closing, including the Merger.

•
“Warrant Merger Consideration” means the aggregate Merger Consideration due to a holder of a Molekule Preferred Stock Warrant.

QUESTIONS AND ANSWERS
The following are some questions that you, as a stockholder of AeroClean, may have regarding the Merger, and brief answers to those questions. You are urged to carefully read this information statement/prospectus and the other documents referred to in this information statement/prospectus in their entirety. See the section entitled “Summary” for a summary of important information regarding the Merger Agreement, the Merger and related Transactions. Additional important information is contained in the annexes to this information statement/prospectus. You may obtain the information incorporated by reference into this information statement/prospectus without charge by following the instructions under the section titled “Where You Can Find More Information.”
Q:
Why am I receiving this information statement/prospectus?

A:
You are receiving this information statement/prospectus because AeroClean and Molekule have agreed to combine in an all-stock merger transaction, and you have been identified as a stockholder of AeroClean.

This information statement/prospectus serves as:
•
an information statement of AeroClean being furnished to you to notify you that the holders of a majority of the outstanding shares of AeroClean Common Stock have approved the Merger, the Transactions, the issuance of AeroClean Common Stock as Merger Consideration, the Charter Amendments and the Equity Plan Amendment; and

•
a prospectus of AeroClean used to offer shares of AeroClean Common Stock in exchange for shares of Molekule Common Stock in the Merger.

This information statement/prospectus, which you should carefully read in its entirety, contains important information about the Merger and other matters.
Q:
What is the Merger?

A:
On October 3, 2022, AeroClean Technologies, Inc., a Delaware corporation, entered into an Agreement and Plan of Merger by and among the Company, Air King Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of the Company, and Molekule, Inc., a Delaware corporation, providing for, among other things, and subject to the terms and conditions therein, an all-stock merger transaction pursuant to which Merger Sub will merge with and into Molekule, with Molekule continuing as the surviving entity and a wholly owned subsidiary of the Company.

Q:
What will happen in the Merger?

A:
Pursuant to the Merger Agreement, at the Effective Time, the outstanding shares of Molekule Common Stock that are issued and outstanding immediately prior to the Effective Time of the Merger (including shares of Molekule Common Stock resulting from the conversion of Molekule’s Preferred Stock), will be converted automatically into, and the holders of such shares of Molekule Common Stock will be entitled to receive, by virtue of the Merger and upon the terms and subject to the conditions set forth in the Merger Agreement, fully paid and nonassessable shares of AeroClean Common Stock that will result in the Molekule stockholders in the aggregate, together with the holders of Closing Date Vested RSUs, holding 49.5% of the Outstanding Shares (as defined in the Merger Agreement).

At the Effective Time, each Molekule Preferred Stock Warrant will, by virtue of the Merger and without further action on the part of the holder thereof, be cancelled and converted into the right to receive, for each share of Molekule Common Stock issuable upon conversion of any Molekule Preferred Stock issuable upon exercise of any Molekule Preferred Stock Warrant, a portion of the Merger Consideration equal to the Merger Consideration that would have been payable in respect of such share had such Molekule Preferred Stock Warrant been exercised immediately prior to the Effective Time less the exercise price with respect to such Molekule Preferred Stock Warrant. Each Molekule Warrant issued and outstanding as of the Effective Time that is not a Molekule Preferred Stock Warrant will automatically be cancelled and terminated for no consideration immediately prior to the Effective Time.

At the Effective Time, each outstanding option to acquire Molekule Common Stock will be cancelled and terminated for no consideration. Any shares of Molekule Common Stock that remain available for issuance pursuant to Molekule’s 2015 Stock Plan (the “Residual Shares”) will be converted at the Effective Time into the number of shares of AeroClean Common Stock equal to the product of the number of such Residual Shares and the exchange ratio determined in accordance with the Merger Agreement (the “Assumed Shares”). At the Effective Time, AeroClean will assume the Molekule 2015 Stock Plan with the result that AeroClean may issue the Assumed Shares after the Effective Time pursuant to the settlement of any equity awards granted under the 2015 Stock Plan, the AeroClean Incentive Award Plan or any other AeroClean equity plan. As soon as reasonably practicable following the Effective Time, AeroClean will grant awards of restricted stock units to specified Molekule employees who continue in service.
The Merger Agreement is attached to this information statement/prospectus as Annex A. For a more complete discussion of the proposed Merger, its effects and the other Transactions contemplated by the Merger Agreement, please see “The Merger” elsewhere in this information statement/prospectus.
Q:
Why are the two companies proposing to merge?

A:
AeroClean and Molekule believe that the combination of AeroClean, an air hygiene technology company, and Molekule, a market leader for premium air purifiers, will create (1) a combined company with a broad range of highly complementary, proprietary and patented, FDA-cleared air purification devices and (2) a company with powerful combined brand value and recognition with an installed base of over 350,000 air purification units, providing a foundation for a growing recurring revenue base from consumables. AeroClean and Molekule believe that the Combined Company’s solid balance sheet and access to capital will enhance their ability to invest in software and product development, engineering and sales resources required to compress the time-to-market to develop new devices, SaaS software solutions, advanced sensor technology and smart building integrations enabling enterprise-wide IAQ monitoring and control. In addition, following the Closing, each of AeroClean and Molekule expects to introduce its products into the other’s existing sales and distribution channels to accelerate B2B market penetration and to expand further into healthcare, government, hospitality and education verticals. The Combined Company will have the largest range of proprietary and patented, FDA-cleared air purification devices to address the estimated $15 billion, rapidly growing global air purification market. For a discussion of AeroClean’s and Molekule’s reasons for the Merger, please see the sections entitled “The Merger — AeroClean’s Reasons for the Merger” and “The Merger — Molekule’s Reasons for the Merger” in this information statement/prospectus.

Q:
Have the Merger and the Merger Agreement been approved by the boards of directors of both AeroClean and Molekule?

A:
Yes. The boards of directors of AeroClean and Molekule have approved the Merger and the Merger Agreement.

Q:
Did the AeroClean Board obtain a fairness opinion from an independent investment bank prior to approving the Merger and the Merger Agreement?

A:
Yes. On October 3, 2022, The Benchmark Company LLC (“Benchmark”) delivered a fairness opinion to the AeroClean Board in which Benchmark stated its view that the Merger Consideration is fair to AeroClean’s stockholders from a financial point of view. Benchmark’s opinion is included as Annex B to this information statement/prospectus.

Q:
What have the holders of a majority of the outstanding shares of AeroClean Common Stock approved in connection with the Merger?

A:
On October 3, 2022, the holders of approximately 52% of the outstanding shares of AeroClean Common Stock approved:

1.
the Merger, the Transactions and the issuance of AeroClean Common Stock as Merger Consideration in accordance with the Merger Agreement;

2.
the Charter Amendments, in which AeroClean’s certificate of incorporation will be amended and restated (1) to change the name of the company from AeroClean Technologies, Inc. to Molekule, Inc. and (2) to add an officer exculpation provision with respect to violations of fiduciary duties in accordance with recent amendments to Delaware corporate law; and

3.
the Equity Plan Amendment, in which the share reserve in AeroClean’s 2021 Incentive Award Plan will be increased by 800,000 shares.

Q:
Why am I not being asked to vote on the Merger, the issuance of shares of AeroClean Common Stock as Merger Consideration, the Charter Amendments or the Equity Plan Amendment?

A
In accordance with applicable Delaware law, the Nasdaq rules and the Merger Agreement, no vote of the stockholders of AeroClean is required to approve the adoption of the Merger Agreement, the issuance of shares of AeroClean Common Stock as Merger Consideration, the Charter Amendments or the Equity Plan Amendment.

Delaware law allows Delaware corporations to permit stockholders to act by written consent, AeroClean’s certificate of incorporation allows the holders of a majority of the shares of AeroClean Common Stock to act by written consent if authorized by the AeroClean Board, and the AeroClean Board has authorized AeroClean’s stockholders to act by written consent to approve the Merger, the Transactions, the issuance of shares of AeroClean Common Stock as Merger Consideration, the Charter Amendments and the Equity Plan Amendment.
Therefore, your vote is not required and is not being sought. We are not asking you for a proxy. The purpose of the Registration Statement of which this information statement/prospectus forms a part is (1) to notify stockholders of AeroClean about the Merger, the Transactions, the issuance of shares of AeroClean Common Stock as Merger Consideration, the Charter Amendments and the Equity Plan Amendment and (2) to register the shares of AeroClean Common Stock being issued as Merger Consideration.
Q:
Have the stockholders of Molekule approved the Merger and the Merger Agreement?

A:
The holders of a majority of the shares of Molekule Series 1 Preferred Stock, and the holders of a majority of the shares of Molekule Common Stock and Molekule Series 1 Preferred Stock (on an as-converted basis) voting together as a single class, have executed support agreements in which they have agreed to execute a written consent in favor of the Merger and the Merger Agreement within two business days after AeroClean’s Registration Statement, of which this information statement/prospectus forms a part, is declared effective by the SEC.

Q:
What will AeroClean stockholders receive if the Merger is completed?

A:
At the Effective Time, AeroClean’s stockholders will continue to own and hold their existing shares of AeroClean Common Stock and will not need to take any action related to the Merger. All outstanding warrants to purchase shares of AeroClean Common Stock will remain in effect pursuant to their terms, and all outstanding options to purchase shares of AeroClean Common Stock will remain in effect pursuant to their terms. Restricted stock units which have been granted pursuant to AeroClean’s 2021 Incentive Award Plan also will not be effected by the Merger.

Q:
What will Molekule stockholders receive if the Merger is completed?

A:
If the Merger is completed, Molekule stockholders who own shares of Molekule Common Stock immediately prior to the Effective Time (including (1) shares of Molekule Series 1 Preferred Stock which will be cancelled and converted into shares of Molekule Common Stock and (2) Molekule Preferred Stock Warrants which will be cancelled and converted into the right to receive shares of Molekule Common Stock) will receive shares of AeroClean Common Stock which represent, together with the shares underlying Closing Date Vested RSUs, approximately 49.5% of the Outstanding Shares (as defined in the Merger Agreement) of AeroClean as of the Effective Time. Immediately prior to the Effective Time, all Molekule Series 2 Preferred Stock will be redeemed at a price per share of $0.0001 in accordance with Molekule’s restated certificate of incorporation and any Molekule Warrants that are not Molekule Preferred Stock Warrants will be automatically cancelled and terminated for no consideration.
No certificates or scrip representing a fractional share of AeroClean Common Stock will be issued to any of the Molekule common stockholders in connection with payment of the Merger Consideration, and to the extent a fractional share of AeroClean Common Stock is issuable as part of the Merger Consideration after aggregating all fractional shares of AeroClean Common Stock that otherwise would be received by such Molekule common stockholder, such fraction shall be rounded up to one whole share of AeroClean Common Stock.
For more information regarding the Merger Consideration to be received by Molekule stockholders in the Merger, please see “The Merger Agreement — Effects of the Merger; Merger Consideration.”
Q:
Who will own the Combined Company immediately following the Merger?

A:
Upon completion of the Merger, current AeroClean stockholders, collectively, will own approximately 50.5% of the Outstanding Shares of AeroClean Common Stock, and current Molekule stockholders, collectively, including the holders of Closing Date Vested RSUs, will own approximately 49.5% of the Outstanding Shares of AeroClean Common Stock, with such Outstanding Shares being calculated in accordance with the Merger Agreement. See “The Merger Agreement — Effects of the Merger; Merger Consideration” for more information.

Q:
How will AeroClean stockholders be affected by the Merger?

A:
Upon completion of the Merger, each AeroClean stockholder will hold the same number of shares of AeroClean Common Stock that such stockholder held immediately prior to completion of the Merger. As a result of the Merger, AeroClean will be a larger company with a more diverse business. However, because AeroClean will issue additional shares of AeroClean Common Stock to Molekule stockholders in exchange for their shares of Molekule Common Stock, each share of AeroClean Common Stock outstanding prior to the Merger will represent a smaller percentage of the aggregate number of shares of AeroClean outstanding after the Merger.

Q:
Who will be the directors of the Combined Company following completion of the Merger?

A:
The Merger Agreement provides that, as of the Effective Time, the board of directors of the Combined Company will be comprised of eight directors, consisting of (a) the seven current directors of AeroClean and (b) one director to be designated by Molekule. The individuals expected to serve on the board of directors of the Combined Company following the Effective Time include Amin J. Khoury, David Helfet, Michael Senft, Thomas P. McCaffrey, Heather Floyd, Timothy J. Scannell and Stephen M. Ward, Jr., who are the seven current directors of AeroClean, and Brad Feld, who has been designated by Molekule. Amin J. Khoury, currently the Chairman of the Board of AeroClean, will continue as Chairman of the Board of the Combined Company.

Q:
Who will be the management of the Combined Company following completion of the Merger?

A:
At the Effective Time, (i) Jason DiBona, the current Chief Executive Officer of AeroClean, will remain Chief Executive Officer of the Combined Company, (ii) Ryan Tyler, the current Chief Financial Officer of AeroClean, will remain Chief Financial Officer of the Combined Company, (iii) Jonathan Harris, the current Chief Executive Officer of Molekule, will serve as Chief Commercial Officer of the Combined Company, and (iv) Ritankar “Ronti” Pal, the current Chief Operating Officer and Chief Financial Officer of Molekule, will serve as Chief Operating Officer of the Combined Company.

Q:
Where will the Combined Company be located following the completion of the Merger?

A:
The Combined Company will remain headquartered in Palm Beach Gardens, Florida, with significant operations in Lakeland, Florida and offices in San Francisco, California.

Q:
What will be the name of the Combined Company following completion of the Merger?

A:
The name of the Combined Company following completion of the Merger will be “Molekule, Inc.”

Q:
Are AeroClean or Molekule raising additional financing in connection with the Merger?

A:
AeroClean is not raising additional financing in connection with the Merger.

Molekule agreed in the Merger Agreement to use its reasonable best efforts to raise at least $5 million, and up to $7 million, in equity financing following the execution of the Merger Agreement. Foundry Group Next, L.P. (“Foundry”), which is currently Molekule’s largest stockholder, has committed to purchase an amount in cash equal to $7 million less the amount purchased by other Molekule stockholders, provided that in no event shall Foundry be required to purchase and fund more than $5 million of this amount.
Q:
Do AeroClean stockholders have appraisal rights or dissenters’ rights in connection with the Merger?

A:
No. AeroClean stockholders are not entitled to appraisal or dissenters’ rights in connection with the Merger.

Q:
When is the Merger expected to be completed?

A:
AeroClean and Molekule hope to complete the Merger as soon as reasonably practicable. The completion of the Merger will occur only after all of the conditions to the Merger have been satisfied or waived. One of the conditions to closing is the mailing of this information statement/prospectus to the AeroClean stockholders at least 20 calendar days prior to Closing. However, neither AeroClean nor Molekule can predict the actual date on which the Merger will be completed, or if the Merger will be completed at all, because completion of the Merger is subject to conditions and factors beyond the control of both companies. For more information, please see the section entitled “The Merger Agreement — Conditions to Completion of the Merger” in this information statement/prospectus.

Q:
What are the conditions to completion of the Merger?

A:
The obligations of AeroClean and Molekule to consummate the Merger are subject to the satisfaction or waiver by the other party (to the extent permitted by applicable legal requirements), at or prior to the completion of the Merger, of the following conditions:

(i)
no governmental authority shall have enacted, issued, promulgated, enforced or entered any governmental order which is in effect and has the effect of making the Transactions illegal, and no law shall have been enacted, issued, promulgated, enforced or entered by any governmental authority that, in any case, prohibits or makes illegal the Merger and related Transactions;

(ii)
the AeroClean stockholder approval must remain valid and binding;

(iii)
the Molekule stockholder approval of the Transactions shall have been obtained (including approval by the holders of (a) a majority of the shares of Molekule Series 1 Preferred Stock and (b) a majority of the shares of Molekule Common Stock and Molekule Series 1 Preferred Stock on a converted basis voting together as a single class);

(iv)
the Registration Statement shall have become effective and be in effect;

(v)
this Information Statement shall have been disseminated to AeroClean stockholders at least twenty (20) calendar days prior to the Closing; and

(vi)
the AeroClean Common Stock to be issued in connection with the Transactions shall have been approved for listing on the Nasdaq Capital Market, subject only to official notice of issuance thereof.

The obligation of AeroClean to consummate the Merger is subject to the satisfaction or waiver by AeroClean (to the extent permitted by applicable legal requirements) of the following conditions, among others:
(i)
the accuracy of Molekule’s representations and warranties at the Closing;

(ii)
the performance or compliance in all material respects by Molekule of its covenants to be performed or complied with as of or prior to the Closing;

(iii)
delivery by Molekule of a customary officer’s certificate and a customary certificate regarding “U.S. real property interests”;

(iv)
employment agreements with certain key employees of Molekule must be in full force and effect and such key employees shall not have terminated their employment with Molekule or delivered any notice to Molekule of any intention to leave the employ of Molekule or AeroClean;

(v)
the consents from Silicon Valley Bank (“SVB”) and Trinity Capital Inc. (“Trinity”) must remain in full force and effect and must not have been amended, rescinded or otherwise terminated;

(vi)
the Backstop Purchase Agreement executed by Foundry shall remain in full force and effect, and shall not have been amended, rescinded or otherwise terminated; and

(vii)
Molekule shall have commenced and consummated an equity financing and, in connection therewith, shall have received an amount in cash of not less than $5 million.

The obligation of Molekule to consummate the Merger is subject to the satisfaction or waiver by Molekule (to the extent permitted by applicable legal requirements) of the following conditions:
(i)
the accuracy of AeroClean’s representations and warranties at the Closing;

(ii)
the performance or compliance in all material respects by AeroClean of its covenants to be performed or complied with as of or prior to the Closing; and

(iii)
the delivery by AeroClean of a customary officer’s certificate.

For more information, please see “The Merger Agreement — Conditions to Completion of the Merger.”
Q:
What will happen to AeroClean if, for any reason, the Merger does not close?

A:
If, for any reason, the Merger does not close, AeroClean will continue to operate its business as it has done before. If the Merger does not close, AeroClean will not issue shares of AeroClean Common Stock to the holders of Molekule Common Stock as Merger Consideration. However, AeroClean would still amend its charter to reflect the officer exculpation provision contained in the Charter Amendments and would still increase the share reserve under its 2021 Incentive Award Plan as contemplated by the Equity Plan Amendment, but AeroClean would not amend its charter to reflect the name change to Molekule, Inc. AeroClean would remain listed on the Nasdaq Capital Market under the name AeroClean Technologies, Inc., the size of the AeroClean Board would not be increased to eight members, and AeroClean’s management would remain the same. Whether or not the Merger closes, the AeroClean Board may seek to complete one or more other strategic transactions like the Merger.

Q:
If the Merger does not close, is either party to the Merger Agreement required to pay a termination fee or reimburse the other party for its expenses incurred in connection with the Merger?

A:
No.

Q:
If I am an AeroClean stockholder, what should I do now?

A:
You should read this information statement/prospectus carefully and in its entirety, including the annexes.

Q:
Should I send in my shares of AeroClean Common Stock to AeroClean’s transfer agent or sign a proxy?

A:
No. You do no need to send your shares of AeroClean Common Stock to anyone and you do not need to sign a proxy.

Q:
What are the material U.S. Federal income tax consequences to AeroClean and AeroClean stockholders as a result of the Merger?

A:
AeroClean does not expect AeroClean or any AeroClean stockholder to recognize any gain for U.S. federal income tax purposes as a result of the Merger.

Q:
Are there any risks that I should consider in connection with the Merger?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” in this information statement/prospectus. You also should read and carefully consider the risk factors relating to AeroClean that are included in AeroClean’s filings with the SEC.

Q:
Whom do I call if I have questions about the Merger?

A:
If you are a stockholder of AeroClean and would like additional copies, without charge, of this information statement/prospectus or if you have questions about the Merger, you should contact:

AeroClean Technologies, Inc.
10455 Riverside Drive
Palm Beach Gardens, FL 33410
Telephone: (833) 652-5326

SUMMARY
For your convenience, provided below is a brief summary of certain information contained in this information statement/prospectus. This summary highlights selected information from this information statement/prospectus and does not contain all of the information that may be important to you. To understand the Merger fully and for a more complete description of the terms of the Merger, you should read this entire information statement/prospectus carefully, including its annexes and the other documents to which you are referred. Items in this summary include a page reference directing you to a more complete description of those items. For more information, please see the section entitled “Where You Can Find More Information” in this information statement/prospectus.
Information About the Companies (See page 82)
AeroClean Technologies, Inc.
AeroClean is a pathogen elimination technology company on a mission to keep work, play and life going by improving IAQ. AeroClean’s air hygiene product, Pūrgo™ (pure-go), is an FDA 510(k) cleared, Class II medical device that provides continuous air filtration, sanitization and supplemental ventilation solutions with technology that can be applied in any indoor space — including in hospitals, offices, even in elevators. Pūrgo™ products feature SteriDuct™, a proprietary germicidal technology developed by AeroClean’s aerospace engineers, medical scientists and innovators that work to eradicate viral, fungal, and bacterial airborne microorganisms. AeroClean’s purpose is simple: to never stop innovating solutions that keep people healthy and safe, so life never stops.
Shares of AeroClean Common Stock are traded on Nasdaq under the symbol “AERC.” AeroClean’s principal executive offices are located at 10455 Riverside Drive, Palm Beach Gardens, Florida 33410 and its telephone number is (833) 652-5326.
Molekule, Inc.
Molekule is on a mission to provide clean indoor air to everyone, everywhere. Based on 25 years of research and development, the company’s patented photo electrochemical oxidation (“PECO”) technology destroys a wide range of pollutants, including VOCs, mold, bacteria, viruses, and allergens, when compared to conventional filters. Molekule’s range of air purification solutions have been reviewed and validated by third-party laboratories and its medical-grade products have been granted medical device clearance by the FDA.
Molekule is currently a private company. Its principal executive offices are located at 1301 Folsom Street, San Francisco, California 94103 and its telephone number is (855) 999-9069.
Air King Merger Sub Inc.
Air King Merger Sub Inc. is a direct wholly owned subsidiary of AeroClean. Merger Sub was formed by AeroClean solely in contemplation of the Merger, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the Merger Agreement. At the Effective Time, Merger Sub will merge with and into Molekule, with Molekule continuing as the surviving corporation and as a wholly owned subsidiary of AeroClean, and the separate existence of Merger Sub will cease. Merger Sub’s principal executive offices are located at 10455 Riverside Drive, Palm Beach Gardens, Florida 33410 and its telephone number is (833) 652-5326.
The Merger and the Merger Agreement (See pages 83 and 118)
The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Molekule, with Molekule continuing as the surviving corporation and as a wholly owned subsidiary of AeroClean.
The terms and conditions of the Merger are contained in the Merger Agreement, a copy of which is attached as Annex A hereto. You are encouraged to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Merger.

Effects of the Merger; Merger Consideration (See page 119)
If the Merger is completed, the shares of Molekule Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Molekule Common Stock resulting from the conversion of the Molekule Series 1 Preferred Stock that is issued and outstanding immediately prior to the Effective Time) (other than (i) the shares of Molekule Common Stock issued and outstanding immediately prior to the Effective Time held by a holder who has not voted in favor of adoption of the Merger Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL or (ii) Molekule treasury shares, which will be cancelled for no consideration) will be converted automatically into, and the holders of such shares of Molekule Common Stock will be entitled to receive, by virtue of the Merger and upon the terms and subject to the conditions set forth in the Merger Agreement, fully paid and nonassessable shares of AeroClean Common Stock to be paid to all Molekule common stockholders (the “Merger Consideration”) that shall result in such Molekule common stockholders, in the aggregate, together with the holders of Closing Date Vested RSUs, holding 49.5% of the Outstanding Shares (as defined in the Merger Agreement). The calculation of the Merger Consideration applicable at Closing will be as specified in the Merger Agreement. We expect the Merger Consideration will consist of approximately 15.1 million shares of AeroClean Common Stock.
As a result of the Merger, at the Effective Time, the shares of Molekule Common Stock will no longer be outstanding and will cease to exist and each Molekule common stockholder will cease to have any other rights as a stockholder of Molekule Common Stock with respect thereto, except the right to receive the Merger Consideration payable in respect of such shares of Molekule Common Stock. No certificates or scrip representing a fractional share of AeroClean Common Stock will be issued to any of the Molekule common stockholders in connection with payment of the Merger Consideration, and to the extent a fractional share of AeroClean Common Stock is issuable as part of the Merger Consideration after aggregating all fractional shares of AeroClean Common Stock that otherwise would be received by such Molekule common stockholder, such fraction shall be rounded up to one whole share of AeroClean Common Stock.
AeroClean stockholders will continue to own their existing shares of AeroClean Common Stock following the Merger.
Treatment of Molekule Warrants (See page 120)
At the Effective Time, each Molekule Preferred Stock Warrant will, by virtue of the Merger and without further action on the part of the holder thereof, be cancelled and converted into the right to receive, for each share of Molekule Common Stock issuable upon conversion of any Molekule Preferred Stock issuable upon exercise of any Molekule Preferred Stock Warrant, a portion of the Merger Consideration equal to (i) the Merger Consideration that would have been payable pursuant to the Merger Agreement in respect of such share had such Molekule Preferred Stock Warrant been exercised immediately prior to the Effective Time, less (ii) the exercise price with respect to such Molekule Preferred Stock Warrant (the resultant aggregate Merger Consideration due to a holder of a Molekule Preferred Stock Warrant, the “Warrant Merger Consideration”). Each Molekule Warrant issued and outstanding as of the Effective Time that is not a Molekule Preferred Stock Warrant will automatically and without further action by any party be cancelled and terminated for no consideration or payment immediately prior to the Effective Time. The Warrant Merger Consideration will be calculated in accordance with the terms of the applicable Molekule Preferred Stock Warrant.
Treatment of Molekule Equity Awards (See page 120)
At the Effective Time, each Molekule stock option will, by virtue of the Merger and without further action on the part of the holder thereof, be cancelled and terminated for no consideration or payment. From and after the Effective Time, neither AeroClean nor Molekule will be required to deliver shares of Molekule Common Stock, other capital stock of Molekule, or other compensation of any kind to any person pursuant to or in settlement of any Molekule equity or equity-based awards under Molekule’s 2015 Stock Plan or otherwise.
Any shares of Molekule Common Stock that remain available for issuance pursuant to the Molekule 2015 Stock Plan as of the Effective Time (the “Residual Shares”) will, in accordance with the Molekule

2015 Stock Plan, be converted at the Effective Time into a number of shares of AeroClean Common Stock as determined in accordance with the Merger Agreement (such shares of AeroClean Common Stock, the “Assumed Shares”). At the Effective Time, by virtue of the Merger and without further action by any party, AeroClean will assume the Molekule 2015 Stock Plan with the result that AeroClean may, as permitted by applicable law, issue the Assumed Shares, if any, after the Effective Time pursuant to the settlement of any equity awards granted under the Molekule 2015 Stock Plan, AeroClean’s 2021 Incentive Award Plan, or any other plan of AeroClean or any of its affiliates.
As soon as reasonably practicable following the Effective Time, AeroClean has agreed to grant RSU awards under its 2021 Incentive Award Plan to specified Molekule employees consistent with the amounts and vesting schedules provided by Molekule to AeroClean prior to the date of the Merger Agreement.
AeroClean’s Reasons for the Merger (See page 91)
The AeroClean Board has unanimously approved the Merger Agreement and the Merger. For a description of factors considered by the AeroClean Board in reaching its decision to approve the Merger Agreement and the Merger and related Transactions, see the section entitled “The Merger — AeroClean’s Reasons for the Merger.”
Molekule’s Reasons for the Merger (See page 95)
The board of directors of Molekule has unanimously approved the Merger Agreement and the Merger. For a description of factors considered by the board of directors of Molekule in reaching its decision to approve the Merger Agreement and the Merger and related Transactions, see the section entitled “The Merger — Molekule’s Reasons for the Merger.”
Opinion of AeroClean’s Financial Advisor (See page 98 and Annex B)
AeroClean retained Benchmark as financial advisor to the AeroClean Board in connection with the Merger. In connection with this engagement, the AeroClean Board requested that Benchmark evaluate the fairness, from a financial point of view, to AeroClean’s stockholders of the Merger Consideration provided for pursuant to the Merger Agreement. On October 3, 2022, Benchmark rendered to the AeroClean Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 3, 2022, that, as of such date and based upon and subject to the assumptions made, procedures followed, and matters considered by Benchmark in preparing its opinion, the Merger Consideration provided for pursuant to the Merger Agreement is fair, from a financial point of view, to AeroClean’s stockholders.
The full text of Benchmark’s written opinion, dated October 3, 2022, which describes the assumptions made, procedures followed, and matters considered by Benchmark in preparing its opinion, is attached as Annex B to this information statement/prospectus and is incorporated herein by reference. Benchmark’s financial advisory services and opinion were provided for the information and assistance of the members of the AeroClean Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of their consideration of the Merger, and Benchmark’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to AeroClean’s stockholders of the Merger Consideration provided for pursuant to the Merger Agreement. Benchmark’s opinion did not address any other term or aspect of the Merger Agreement or the Merger and does not constitute a recommendation to any stockholder of AeroClean or any other person with respect to the Merger or any other matter.
The full text of Benchmark’s written opinion, which is attached as Annex B to this information statement/prospectus, should be read carefully in its entirety for a description of the assumptions made, procedures followed, and matters considered by Benchmark in preparing its opinion.
Interests of AeroClean’s Directors and Executive Officers in the Merger (See page 114)
AeroClean’s directors and executive officers may have interests in the Merger, including financial interests, that may be different from, or in addition to, the interests of AeroClean stockholders generally. The AeroClean Board was aware of and considered these interests, among other matters, in reaching its determination that the Merger is fair to and in the best interests of AeroClean and its stockholders and in approving and declaring advisable the Merger Agreement and related Transactions. These interests are discussed in more detail in the section entitled “Interests of AeroClean’s Directors and Executive Officers in the Merger.”
Interests of Molekule’s Directors and Executive Officers in the Merger (See page 116)
Molekule’s directors and executive officers may have interests in the Merger, including financial interests, that may be different from, or in addition to, the interests of Molekule stockholders generally. The Molekule Board was aware of and considered these interests, among other matters, in reaching its determination that the Merger is fair to and in the best interests of Molekule and its stockholders and in approving and declaring advisable the Merger Agreement and related Transactions. These interests are discussed in more detail in the section entitled “Interests of Molekule’s Directors and Executive Officers in the Merger.”
Molekule Support Agreements (See page 111)
In connection with the execution of the Merger Agreement, Molekule stockholders that hold (a) a majority of the Molekule Series 1 Preferred Stock and (b) a majority of the Molekule Common Stock and the Molekule Series 1 Preferred Stock on an as-converted basis, voting together as a single class, executed Support Agreements, dated October 3, 2022, pursuant to which such Molekule stockholders agreed to irrevocably and unconditionally vote or execute a written consent to adopt the Merger Agreement and approve the Merger on or as promptly as reasonably practicable (and in any event within two (2) business days) following the date the Registration Statement of which this information statement/prospectus forms a part is declared effective.
For more information, please see “Ancillary Agreements — Molekule Support Agreements.” For more information regarding the security ownership of the Molekule stockholders who executed support agreements, please see “Principal Stockholders of Molekule.”
AeroClean Stockholder Approval
AeroClean’s Certificate of Incorporation
AeroClean’s certificate of incorporation provides that the taking of any action that is required or permitted to be taken by the AeroClean stockholders at any annual or special meeting of AeroClean stockholders may be effected by written consent of stockholders in lieu of a meeting if such action and the taking of such action by written consent of stockholders in lieu of a meeting have each been expressly approved in advance by the AeroClean Board.
On October 3, 2022, the AeroClean Board approved the Merger, the Transactions and the issuance of AeroClean Common Stock as Merger Consideration in accordance with the Merger Agreement, approved the adoption of the Charter Amendments and approved the adoption of the Equity Plan Amendment. In addition, the AeroClean Board authorized the AeroClean stockholders to approve the foregoing by written consent in lieu of a meeting.
On October 3, 2022, the holders of 52% of the outstanding shares of AeroClean Common Stock executed a written consent in which they approved the Merger, the Transactions, the issuance of AeroClean Common Stock as Merger Consideration in accordance with the Merger Agreement, the adoption of the Charter Amendments and the adoption of the Equity Plan Amendment.
Nasdaq Listing Rules — Share Issuance
The issuance of AeroClean Common Stock as Merger Consideration required the approval of the holders of a majority of the shares of AeroClean Common Stock in accordance with Nasdaq Rules 5635(a), 5635(b) and 5635(d).
In accordance with Nasdaq Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if, where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash, either (A) the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.
Stockholder approval of the issuance of the AeroClean Common Stock as Merger Consideration in accordance with the Merger Agreement was required in accordance with Nasdaq Rule 5635(a) because the shares of AeroClean Common Stock to be issued as Merger Consideration will have upon issuance voting power in excess of 20% of the voting power outstanding before such issuance and the number of shares of AeroClean Common Stock to be issued as Merger Consideration will be in excess of 20% of the number of shares of AeroClean Common Stock outstanding before the issuance of the Merger Consideration. The AeroClean Common Stock to be issued as Merger Consideration in accordance with the Merger Agreement will represent over 96% of the shares of AeroClean Common Stock outstanding before the issuance of the Merger Consideration.
In accordance with Nasdaq Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the Company (which is defined by Nasdaq as the issuance of common stock where, as a result of the issuance, an investor or a group would own, or have the right to acquire, 20% or more of the outstanding shares of common stock or voting power and such ownership or voting power would be the largest ownership position).
Stockholder approval of the issuance of the AeroClean Common Stock as Merger Consideration was required pursuant to Nasdaq Rule 5635(b) because Foundry will acquire more than 20% of the outstanding shares of AeroClean Common Stock after giving effect to the Merger and Foundry will become the single largest stockholder of AeroClean following the Merger.
In accordance with Nasdaq Rule 5635(d), stockholder approval is required prior to a “20% Issuance” at a price that is less than the “Minimum Price,” where (A) “Minimum Price” means a price that is the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement; and (B) “20% Issuance” means a transaction, other than a public offering, involving the sale, issuance or potential issuance by the company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or substantial stockholders of the company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.
Stockholder approval of the Issuance of AeroClean Common Stock as Merger Consideration was required pursuant to Nasdaq Rule 5635(d) because the issuance is a 20% Issuance at a price that is less than the Minimum Price.
Nasdaq Listing Rules — Equity Plan Amendment
The adoption of the Equity Plan Amendment — in which AeroClean’s 2021 Incentive Award Plan will be amended to increase the share reserve available thereunder by 800,000 shares — required the approval of the holders of a majority of the shares of AeroClean Common Stock in accordance with Nasdaq Rule 5635(c). Nasdaq Rule 5365(c) requires stockholder approval prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants.
Delaware Law — Charter Amendments
The adoption of the Charter Amendments required the approval of the holders of a majority of the shares of AeroClean Common Stock in accordance with Section 242 of the General Corporation Law of the state of Delaware.

Board of Directors of the Combined Company Following the Merger (See page 111)
At the Effective Time, the size of the AeroClean Board will be increased from seven directors to eight directors. The eight directors will consist of the seven current directors of AeroClean and one nominee of Molekule, who the parties have agreed will be Brad Feld. Mr. Feld is currently a Molekule director and co-founder of Foundry, Molekule’s largest stockholder.
In addition, the Merger Agreement provides that, upon the consummation of the Merger, AeroClean, certain stockholders of AeroClean and certain stockholders of Molekule will enter into a Stockholders Agreement. The Stockholders Agreement will provide that such stockholders will take all reasonable actions to nominate Brad Feld and the existing members of the AeroClean Board to be members of the board of directors of the Combined Company following the consummation of the Merger and until immediately after AeroClean’s 2024 annual meeting of stockholders. The stockholders who will execute the Stockholders Agreement will own a majority of the shares of AeroClean Common Stock after giving effect to the Merger.
In addition, Amin J. Khoury, currently the Chairman of the Board of AeroClean, will continue as Chairman of the Board of the Combined Company.
Management of the Combined Company After the Merger (See page 129)
At the Effective Time, (i) Jason DiBona, the current Chief Executive Officer of AeroClean, will remain Chief Executive Officer of the Combined Company, (ii) Ryan Tyler, the current Chief Financial Officer of AeroClean, will remain Chief Financial Officer of the Combined Company, (iii) Jonathan Harris, the current Chief Executive Officer of Molekule, will serve as Chief Commercial Officer of the Combined Company, and (iv) Ritankar “Ronti” Pal, the current Chief Operating Officer and Chief Financial Officer of Molekule, will serve as Chief Operating Officer of the Combined Company.
Name of the Company
At the Effective Time, the name of the company will change from AeroClean Technologies, Inc. to Molekule, Inc.
Rights Offering and Backstop Purchase Agreement
In connection with the consummation of the Merger, Molekule agreed to commence and consummate an equity financing for cash of a minimum of $5 million and up to $7 million of securities of Molekule by no later than the date of effectiveness of AeroClean’s Registration Statement. In connection with the equity financing, Foundry has delivered an executed Backstop Purchase Agreement to both Molekule and AeroClean irrevocably committing to both Molekule and AeroClean to purchase for cash $5 million of new equity to be issued by Molekule in connection with the equity financing. The securities to be offered in the equity financing will not be registered under the Securities Act and will be offered only to persons reasonably believed to be accredited investors (as defined in Rule 501 under the Securities Act).
Amended and Restated Registration Rights Agreement (See page 127)
The Merger Agreement provides that, upon the consummation of the Merger, AeroClean and certain stockholders of AeroClean and Molekule will enter into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”). Under the Amended and Restated Registration Rights Agreement, following the consummation of the Merger, certain stockholder signatories thereto will have “demand” and “piggyback” registration rights. The Amended and Restated Registration Rights Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the stockholder signatories thereto against (or make contributions in respect of) certain liabilities that may arise under the Securities Act of 1933, as amended.
Conditions to Completion of the Merger (See page 124)
The obligations of AeroClean and Molekule to consummate the Merger are subject to the satisfaction or waiver by the other party (to the extent permitted by applicable legal requirements), at or prior to the completion of the Merger, of the following conditions:

(i)
no governmental authority shall have enacted, issued, promulgated, enforced or entered any governmental order which is in effect and has the effect of making the Transactions illegal, and no law shall have been enacted, issued, promulgated, enforced or entered by any governmental authority that, in any case, prohibits or makes illegal the Merger and related Transactions;

(ii)
the AeroClean stockholder approval must remain valid and binding;

(iii)
the Molekule stockholder approval of the Transactions shall have been obtained (including approval by the holders of (a) a majority of the shares of Molekule Series 1 Preferred Stock and (b) a majority of the shares of Molekule Common Stock and Molekule Series 1 Preferred Stock on a converted basis voting together as a single class);

(iv)
the Registration Statement shall have become effective and be in effect;

(v)
this Information Statement shall have been disseminated to AeroClean stockholders at least twenty (20) calendar days prior to the Closing; and

(vi)
the AeroClean Common Stock to be issued in connection with the Transactions shall have been approved for listing on the Nasdaq Capital Market, subject only to official notice of issuance thereof.

The obligation of AeroClean to consummate the Merger is subject to the satisfaction or waiver by AeroClean (to the extent permitted by applicable legal requirements) of the following conditions, among others:
(i)
the accuracy of Molekule’s representations and warranties at the Closing;

(ii)
the performance or compliance in all material respects by Molekule of its covenants to be performed or complied with as of or prior to the Closing;

(iii)
delivery by Molekule of a customary officer’s certificate and a customary certificate regarding “U.S. real property interests”;

(iv)
employment agreements with certain key employees of Molekule must be in full force and effect and such key employees shall not have terminated their employment with Molekule or delivered any notice to Molekule of any intention to leave the employ of Molekule or AeroClean;

(v)
the consents from SVB and Trinity must remain in full force and effect and must not have been amended, rescinded or otherwise terminated;

(vi)
the Backstop Purchase Agreement executed by Foundry shall remain in full force and effect, and shall not have been amended, rescinded or otherwise terminated; and

(vii)
Molekule shall have commenced and consummated an equity financing and, in connection therewith, shall have received an amount in cash of not less than $5 million.

The obligation of Molekule to consummate the Merger is subject to the satisfaction or waiver by Molekule (to the extent permitted by applicable legal requirements) of the following conditions:
(i)
the accuracy of AeroClean’s representations and warranties at the Closing;

(ii)
the performance or compliance in all material respects by AeroClean of its covenants to be performed or complied with as of or prior to the Closing; and

(iii)
the delivery by AeroClean of a customary officer’s certificate.

Termination of the Merger Agreement (See page 125)
The Merger Agreement may be terminated at any time prior to the date of the Closing, whether before or after the receipt of approval of the Merger Agreement from the Molekule stockholders:
(a)
by mutual written consent of AeroClean and Molekule;

(b)
by either AeroClean or Molekule if the Closing has not occurred on or before the eight-month anniversary of the date of the Merger Agreement (the “Outside Date”);

(c)
by either AeroClean or Molekule if a governmental authority shall have enacted, issued, promulgated, enforced or entered any law or governmental order which has become final and non-appealable, and which permanently restrains, enjoins or otherwise prohibits the Transactions;

(d)
by either AeroClean or Molekule, if the required stockholder approval of AeroClean’s stockholders is not in full force and effect as of the Outside Date;

(e)
by AeroClean, at any time on or after the date that is two business days following the date that AeroClean receives, and notifies Molekule of AeroClean’s receipt of, SEC approval and effectiveness of the Registration Statement, if Molekule does not deliver to AeroClean on or prior to such date the Written Consent (as defined in the Merger Agreement);

(f)
by AeroClean, upon certain material and uncured breaches of the terms of the Merger Agreement by Molekule; or

(g)
by Molekule, upon certain material and uncured breaches of the terms of the Merger Agreement by AeroClean or Merger Sub.

If the Merger Agreement is validly terminated, all further obligations and liabilities of AeroClean, Merger Sub and Molekule under the Merger Agreement will terminate and become void and of no further force and effect, with certain limited exceptions, including liability for any intentional and willful breach of the Merger Agreement. There is no termination fee or expense reimbursement requirement in connection with the termination of the Merger Agreement.
Listing of AeroClean Common Stock (See page 112)
AeroClean Common Stock is currently listed on the Nasdaq Capital Market. It is a condition to the Merger that the AeroClean Common Stock to be issued in connection with the Transactions shall have been approved for listing on the Nasdaq Capital Market, subject only to official notice of issuance thereof.
Restrictions on Sales of Shares of Common Stock (See page 112)
The Molekule stockholders will be prohibited from transferring the shares of AeroClean Common Stock which they receive as Merger Consideration, and Molekule employees will be prohibited from transferring any AeroClean restricted stock units, and related shares of AeroClean Common Stock, which they receive as equity compensation, in each case for six months after the Closing Date, subject to customary exceptions.
In addition, certain of AeroClean’s pre-merger officers, directors and stockholders, who collectively own 9,863,636 shares of AeroClean Common Stock, or approximately 63% of the issued and outstanding shares of AeroClean Common Stock prior to giving effect to the Merger, will be prohibited from transferring any shares of AeroClean Common Stock, or securities convertible into or exercisable for shares of AeroClean Common Stock, for six months after the Closing Date, subject to customary exceptions.
The board of directors of the Combined Company may release some or all of the shares from these provisions at any time in its discretion.
Post-Closing Dividend Policy (See page 111)
AeroClean has never paid any cash dividends on shares of AeroClean Common Stock. The payment of cash dividends in the future will be dependent upon AeroClean’s revenues and earnings, if any, capital requirements and general financial condition and will be declared at the discretion of the AeroClean Board. It is the current intention of the AeroClean Board to retain all earnings, if any, for use in its business operations, and accordingly, the AeroClean Board does not anticipate declaring any dividends in the foreseeable future.

Under Delaware law, dividends may be payable only out of surplus, which is calculated as net assets less liabilities and capital, or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. There is no assurance that AeroClean will be able to satisfy these statutory requirements in the future.
Treatment of Indebtedness of Molekule (See page 110)
Molekule is a party to a senior loan agreement and a mezzanine loan agreement with SVB. As of September 30, 2022, an aggregate principal amount of approximately $34.4 million was outstanding under these agreements. SVB has consented to the Merger under both agreements, provided that AeroClean will be required to become a co-borrower under the agreements at and after Closing and grant SVB a first priority lien on all of AeroClean’s assets that constitute collateral as a condition to this consent. In addition, SVB’s consent is conditioned on AeroClean having unrestricted and unencumbered cash of at least $20 million at the closing of the Merger, provided that this amount will be reduced by $750,000 on each of February 28, March 31, April 30, and May 31, 2023, if the Merger has not occurred on or prior to such dates. SVB’s consent will terminate if the Merger has not closed by June 2, 2023.
In addition, Molekule is a party to a master lease agreement with Trinity. As of September 30, 2022, an aggregate principal amount of approximately $2.2 million was owed under this agreement. Trinity has consented to the Merger, and AeroClean will be required to become a co-lessee under the agreement at and after Closing as a condition to this consent.
It is a condition to the closing of the Merger that both consents remain in full force and effect as of the Effective Time of the Merger.
Material U.S. Federal Income Tax Consequences (See page 192)
Current AeroClean stockholders should not experience any federal income tax consequences as a result of the execution of the Merger Agreement or the consummation of the Merger.
With respect to current Molekule stockholders, the parties intend the Merger to be treated as a tax-free reorganization for U.S. federal income tax purposes. Provided the Merger so qualifies, Molekule stockholders will generally not recognize any gain or loss for U.S. federal income tax purposes on the exchange of their Molekule Common Stock for AeroClean Common Stock in the Merger. Notwithstanding the foregoing, the completion of the Merger is not conditioned upon the Merger qualifying for the intended tax treatment and no ruling from the Internal Revenue Service (the “IRS”) or opinion of counsel will be sought regarding the tax characterization of the Merger and no assurance can be made as to whether the Merger will be tax-free for U.S. federal income tax purposes.
The tax consequences to Molekule stockholders of the Merger may depend upon a particular stockholder’s own situation. In addition, Molekule stockholders may be subject to U.S. federal non-income, state, local or foreign tax laws that are not discussed in this information statement/prospectus. Molekule stockholders should therefore consult with their own tax advisors for a full understanding of the tax consequences the Merger.
Accounting Treatment (See page 113)
AeroClean and Molekule prepare their respective financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). The Merger will be accounted for using the acquisition method of accounting. AeroClean will be treated as the acquirer for accounting purposes.
In identifying AeroClean as the acquiring entity for accounting purposes, AeroClean and Molekule took into account a number of factors as of the date of this information statement/prospectus, including which entity is issuing its equity interests, the expectation that following the Effective Time holders of shares of AeroClean Common Stock as of immediately prior to the Effective Time will hold, in the aggregate, more than 50% of the issued and outstanding shares of AeroClean Common Stock immediately following the Effective Time (both on a shares outstanding basis and on a fully diluted basis), the intended corporate governance structure of AeroClean following the Effective Time, the intended senior management of AeroClean following the Effective Time, and the terms of the share exchange. No single factor was the sole determinant in the overall conclusion that AeroClean is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.
Appraisal Rights (See page 112)
Under the DGCL, AeroClean stockholders are not entitled to appraisal rights or dissenters’ rights in connection with the Merger.
Regulatory Approvals Required for the Merger (See page 112)
AeroClean and Molekule are not aware of any material U.S. federal, state or foreign regulatory requirements or approvals that are required for the execution of the Merger Agreement or the completion of the Merger, other than the filing of a Certificate of Merger with respect to the Merger with, and the acceptance of such Certificate of Merger by, the Secretary of State of the State of Delaware.
Comparison of Molekule Stockholder Rights Before and After the Merger (See page 198)
Upon completion of the Merger, Molekule stockholders receiving shares of AeroClean Common Stock will become stockholders of AeroClean, and their rights will be governed by Delaware law and the governing corporate documents of AeroClean in effect at the Effective Time. Molekule stockholders will have different rights once they become stockholders of AeroClean due to differences between the governing corporate documents of Molekule and AeroClean, as further described in “Comparison of Molekule Stockholder Rights Before and After the Merger.”
Summary Risk Factors (See page 23)
You should carefully consider all of the risk factors together with all of the other information included in this information statement/prospectus. Some of these risks include, but are not limited to, those described below and in more detail under the heading “Risk Factors.”
Risks Related to the Merger
•
The Merger may not be completed on the terms contemplated or at all.

•
A failure to satisfy one or more of the closing conditions contained in the Merger Agreement may prevent or delay completion of the Merger.

•
The Merger Agreement may be terminated in specified circumstances prior to Closing by AeroClean or Molekule.

•
The termination of the Merger Agreement could negatively impact AeroClean.

•
Failure to complete the Merger could significantly harm the market price of AeroClean Common Stock and negatively affect the future business and operations of each of AeroClean and Molekule.

•
The market price for shares of AeroClean Common Stock following the completion of the Merger may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market price of shares of AeroClean Common Stock.

•
The Merger Consideration is not adjustable based on the market price of AeroClean Common Stock and, at the closing of the Merger, may have a greater or lesser value than at the time the Merger Agreement was signed.

•
The lack of a public market for Molekule Common Stock makes it difficult to evaluate the value of Molekule. The AeroClean Common Stock being issued as Merger Consideration in the Merger may have a value that is less than, or greater than, the fair market value of Molekule.

•
The opinion rendered to the AeroClean Board by Benchmark was necessarily based on economic, monetary, market and other conditions as in effect on, and the forecasts and other information made available to Benchmark as of, the date of the opinion. As a result, the opinion does not reflect changes in events or circumstances after the date of such opinion. The AeroClean Board has not requested, and does not expect to request, an updated opinion from Benchmark reflecting changes in circumstances that may have occurred since the date of the opinion.
•
AeroClean could be materially adversely affected by negative publicity related to the proposed Merger.

•
The directors and executive officers of AeroClean and Molekule have interests and arrangements that may be different from, or in addition to, those of AeroClean and Molekule stockholders generally.

•
AeroClean and Molekule will incur transaction and merger-related expenses in connection with the Merger.

•
AeroClean and Molekule may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

•
AeroClean stockholders and Molekule stockholders will each have reduced ownership and voting interests in and will exercise less influence over management of AeroClean following completion of the Merger.

Risks Related to the Combined Company
•
The Combined Company may fail to realize the anticipated benefits of the Merger.

•
The failure to successfully integrate the businesses and operations of AeroClean and Molekule in the expected time frame may adversely affect the Combined Company’s future results.

•
Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the Merger.

•
The Combined Company may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with the Combined Company, either of which could have an adverse effect on AeroClean’s business and operations. Third parties may terminate or alter existing contracts or relationships with AeroClean or Molekule.

•
The Combined Company will need additional capital to execute its business plan. If the Combined Company cannot raise additional funds when needed, its operations and prospects could be negatively affected.

•
The unaudited pro forma condensed combined financial information contained in this information statement/prospectus is presented for illustrative purposes only and may not be an indication of the Combined Company’s results of operations or financial condition following the closing of the proposed Merger.

•
The financial analyses and forecasts considered by AeroClean, Molekule and their respective financial advisors may not be realized, which may adversely affect the market price of the AeroClean Common Stock following the closing of the Merger.

•
Any acquisitions, partnerships or joint ventures that the Combined Company enters into could disrupt its operations and have a material adverse effect on its business, financial condition and results of operations.

•
Combined Company stockholders may experience dilution in the future.

•
Certain provisions contained in AeroClean’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, and certain provisions of Delaware law, may prevent or delay an acquisition of the Combined Company or other strategic transactions, which could decrease the trading price of the AeroClean Common Stock.

•
Covenants contained in the agreements governing the indebtedness of Molekule, which will be assumed by AeroClean after the Merger is consummated, will impose restrictions on AeroClean and certain of its subsidiaries that may affect their ability to operate their businesses.

•
If securities or industry analysts do not publish research or reports about the Combined Company’s business, if they adversely change their recommendations regarding the Combined Company common stock or if the Combined Company’s operating results do not meet their expectations, the AeroClean Common Stock price and trading volume could decline.
•
AeroClean has never paid dividends and does not currently intend to pay dividends to its stockholders.

•
While the AeroClean Common Stock is listed on Nasdaq, if we do not meet Nasdaq’s continuing listing requirements we could be delisted and there can be no assurance that an active and liquid public market will fully develop or be sustained.

•
The trading price and volume of the AeroClean Common Stock may be volatile following the Merger.

•
The sale of significant amounts of shares in the market, or the perception that such sales could occur, would have a material adverse effect on the market price of our shares.

In addition, AeroClean and Molekule face other business, financial, operational and legal risks and uncertainties which are disclosed herein under “Risk Factors.” AeroClean also details risk factors in its SEC filings, including in AeroClean’s Annual Report on Form 10-K for the year ended December 31, 2021 and in its Quarterly Reports on Form 10-Q for the periods ended March 31, 2022 and June 30, 2022.

SUMMARY HISTORICAL FINANCIAL DATA OF AEROCLEAN
The following table presents summary historical financial data for the periods indicated below. AeroClean derived the summary historical statement of operations data for the years ended December 31, 2021 and 2020 and the balance sheet data as of December 31, 2021 and 2020 from its audited consolidated financial statements which are included elsewhere herein.
The statement of operations data for the six months ended June 30, 2022 and 2021 and the balance sheet data as of June 30, 2022 have been derived from AeroClean’s unaudited condensed financial statements which are included elsewhere herein. The balance sheet data as of June 30, 2021 has been derived from AeroClean’s unaudited condensed financial statements not included or incorporated by reference into this information statement/prospectus. The unaudited condensed financial statements were prepared on the same basis as AeroClean’s audited financial statements. In AeroClean’s opinion, such financial statements include all adjustments, consisting of normal recurring adjustments, that AeroClean considers necessary for a fair presentation of the financial information for those periods. The summary historical financial data for the periods ended June 30, 2022, and 2021 are not necessarily indicative of AeroClean’s future results.
The summary financial data should be read in conjunction with the financial statements and the accompanying notes, which are included elsewhere herein. In addition, the summary financial data should be read in conjunction with the section entitled “AeroClean Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere herein.
	Six Months Ended June 30,		Year Ended December 31,
	2022	2021	2021	2020
Operating Data:
Product revenues	$77,652	$—	$616,511	$—
Cost of sales	(39,890)	—	(338,896)	—
Operating expenses	7,357,834	4,654,212	8,521,360	3,323,081
Net loss	(7,750,241)	(4,654,212)	(7,923,607)	(3,323,081)
	As of June 30,		As of December 31,
	2022	2021	2021	2020
Balance Sheet Data:
Cash	$29,163,429	$1,770,515	$19,629,649	$2,333,117
Total assets	32,951,909	4,737,602	23,722,748	3,193,175
Total liabilities	16,702,587	866,453	2,012,333	665,308
Total stockholders’/members’ equity	16,249,322	3,871,149	21,710,415	2,527,867

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF MOLEKULE
The following table presents summary historical financial data for the periods indicated below. Molekule derived the summary historical statement of operations data for the years ended December 31, 2021 and 2020 and the balance sheet data as of December 31, 2021 and 2020 from its audited consolidated financial statements which are included elsewhere herein.
The summary financial data should be read in conjunction with the financial statements and the accompanying notes, which are included elsewhere herein. In addition, the summary financial data should be read in conjunction with the section entitled “Molekule Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere herein.
	Year Ended December 31,
	2021	2020
Operating Data:
Net revenue	$76,052,125	$93,729,540
Cost of revenue	(51,508,445)	(54,906,156)
Total operating expenses	86,543,572	68,586,620
Total other expense	(2,152,575)	(837,917)
Net loss	(64,152,467)	(30,601,153)
	As of December 31,
	2021	2020
Balance Sheet Data:
Cash and cash equivalents	$15,883,575	$37,375,289
Total assets	62,018,459	73,978,704
Total liabilities	89,761,288	39,993,593
Total redeemable convertible preferred stock	133,864,901	133,814,901
Total stockholders’ deficit	(161,607,730)	(99,829,790)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following summary unaudited pro forma condensed combined statement of operations data as of and for the year ended December 31, 2021 is derived from the unaudited condensed combined pro forma financial statements as of and for the year ended December 31, 2021. Statement of operations data gives effect to the Merger as if it had occurred on January 1, 2021 and balance sheet data gives effect to the Merger as if it had occurred on December 31, 2021.
The unaudited pro forma condensed combined financial statements from which the summary pro forma data is derived have been prepared for illustrative purposes only and are not necessarily indicative of what the Combined Company’s financial position or results of operations actually would have been had the Merger occurred as of the dates indicated. In addition, the summary unaudited pro forma condensed combined financial statements from which the following selected data is derived do not purport to project the future financial position or operating results of AeroClean. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors.” The following selected unaudited pro forma condensed combined financial data should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” and the related notes.
Year Ended December 31, 2021
Statement of Operations Data:
Product revenue	$76,668,636
Cost of sales	51,847,341
Gross profit	24,821,295
Operating expenses:
Selling, general and administrative	90,014,557
Research and development	5,945,897
Restructuring and other impairment charges	4,745,057
Total operating expenses	100,705,511
Loss before income tax benefit	(78,036,791)
Income tax benefit	320,138
Net loss	$(77,716,653)
Net loss per share:
Basic and diluted	$(2.97)
Weighted-average common shares outstanding:
Basic and diluted	26,128,848
As of December 31, 2021
Balance Sheet Data:
Cash	$40,513,224
Total assets	147,189,827
Total liabilities	76,393,621
Total stockholders’ equity	70,796,206

RISK FACTORS
Risks Related to the Merger
The Merger may not be completed on the terms contemplated or at all.
The Merger may not be consummated on the terms contemplated, on the timetable contemplated or at all. The terms of the Merger Agreement could be renegotiated due to market conditions or other factors, and closing could be delayed due to business needs, regulatory issues or other factors. In addition, the Merger might not close due to the failure to satisfy (or waive) one or more closing conditions — some of which are beyond the control of AeroClean and Molekule — or due to the termination of the Merger Agreement in accordance with its terms. Accordingly, there is no assurance that the Merger will be consummated on a timely basis or at all, or that the terms of the Merger may need to be modified due to market conditions, business needs, or otherwise.
A failure to satisfy one or more of the closing conditions contained in the Merger Agreement may prevent or delay completion of the Merger.
The Merger is subject to a number of conditions to closing as specified in the Merger Agreement. Some of these conditions are outside of AeroClean’s and Molekule’s control. If any one or more conditions to closing are not satisfied or waived, then the Merger might not close, or the closing might need to be delayed.
The obligations of AeroClean and Molekule to consummate the Merger are subject to the satisfaction or waiver by the other party (to the extent permitted by applicable legal requirements), at or prior to the completion of the Merger, of the following conditions: (i) no governmental authority shall have enacted, issued, promulgated, enforced or entered any governmental order which is in effect and has the effect of making the Transactions illegal, and no law shall have been enacted, issued, promulgated, enforced or entered by any governmental authority that, in any case, prohibits or makes illegal the Merger and related Transactions; (ii) the AeroClean stockholder approval must remain valid and binding; (iii) the Molekule stockholder approval of the Transactions shall have been obtained (including approval by the holders of (a) a majority of the shares of Molekule Series 1 Preferred Stock and (b) a majority of the shares of Molekule Common Stock and Molekule Series 1 Preferred Stock on a converted basis voting together as a single class); (iv) the Registration Statement shall have become effective and be in effect; (v) this Information Statement shall have been disseminated to AeroClean stockholders at least twenty (20) calendar days prior to the Closing; and (vi) the AeroClean Common Stock to be issued in connection with the Transactions shall have been approved for listing on the Nasdaq Capital Market, subject only to official notice of issuance thereof.
In addition, the obligation of AeroClean to consummate the Merger is subject to the satisfaction or waiver by AeroClean (to the extent permitted by applicable legal requirements) of the following conditions, among others: (i) the accuracy of Molekule’s representations and warranties at the Closing; (ii) the performance or compliance in all material respects by Molekule of its covenants to be performed or complied with as of or prior to the Closing; (iii) delivery by Molekule of a customary officer’s certificate and a customary certificate regarding “U.S. real property interests”; (iv) employment agreements with certain key employees of Molekule must be in full force and effect and such key employees shall not have terminated their employment with Molekule or delivered any notice to Molekule of any intention to leave the employ of Molekule or AeroClean; (v) the consents from SVB (as required pursuant to each of the senior loan agreement and the mezzanine loan agreement referred to herein) and Trinity (as required pursuant to the master lease agreement referred to herein) must remain in full force and effect and must not have been amended, rescinded or otherwise terminated; (vi) the Backstop Purchase Agreement executed by Foundry shall remain in full force and effect, and shall not have been amended, rescinded or otherwise terminated; and (vii) Molekule shall have commenced and consummated an equity financing and, in connection therewith, shall have received an amount in cash of not less than $5 million.
In addition, SVB has executed a consent to consummation of the Merger under the terms of its loan agreement and mezzanine loan agreement with Molekule, but this consent is subject to AeroClean having at least $20 million of unrestricted and unencumbered cash on the Closing Date of the Merger. This amount is reduced by $750,000 on each of February 28, March 31, April 30, and May 31, 2023, if the Merger has not

yet occurred on or prior to such dates. If this condition to SVB’s consent is not satisfied, the Merger may not be able to close unless SVB waives the condition or AeroClean is able to raise additional capital.
No assurance can be given that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Any delay in completing the Merger could cause AeroClean and Molekule not to realize, or to be delayed in realizing, some or all of the benefits that AeroClean and Molekule expect to achieve if the Merger is successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Merger, please see “The Merger Agreement — Conditions to Completion of the Merger.”
The Merger Agreement may be terminated in specified circumstances prior to Closing by AeroClean or Molekule.
The Merger Agreement provides that, in specified circumstances, either AeroClean or Molekule may terminate the Merger Agreement at any time prior to the date of the Closing, whether before or after the receipt of approval of the Merger Agreement from the Molekule stockholders.
In particular, the Merger Agreement may be terminated by (i) mutual written consent of AeroClean and Molekule; (ii) either AeroClean or Molekule if the Closing has not occurred on or before the eight month anniversary of the date of the Merger Agreement; (iii) either AeroClean or Molekule if a governmental authority shall have enacted, issued, promulgated, enforced or entered any law or governmental order which has become final and non-appealable, and which permanently restrains, enjoins or otherwise prohibits the Transactions; (iv) either AeroClean or Molekule, if the required stockholder approval of AeroClean’s stockholders is not in full force and effect as of the Outside Date; (v) AeroClean, at any time on or after the date that is two business days following the date that AeroClean receives, and notifies Molekule of AeroClean’s receipt of, SEC approval and effectiveness of the Registration Statement, if Molekule does not deliver to AeroClean on or prior to such date the Written Consent (as defined in the Merger Agreement); (vi) AeroClean, upon certain material and uncured breaches of the terms of the Merger Agreement by Molekule; or (vii) Molekule, upon certain material and uncured breaches of the terms of the Merger Agreement by AeroClean or Merger Sub.
If the Merger Agreement is validly terminated, all further obligations and liabilities of AeroClean, Merger Sub and Molekule under the Merger Agreement will terminate and become void and of no further force and effect, with certain limited exceptions, including liability for any intentional and willful breach of the Merger Agreement. For more information, see “The Merger Agreement — Termination of the Merger Agreement.”
The termination of the Merger Agreement could negatively impact AeroClean.
If the Merger is not completed for any reason, the ongoing businesses of AeroClean may be adversely affected and, without realizing any of the benefits of having completed the Merger, AeroClean may experience certain negative effects, including the following:
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experiencing negative reactions from the financial markets, including negative impacts on its stock price;

•
experiencing negative reactions from its suppliers, customers and employees; and

•
being required to pay costs relating to the Merger, such as legal and accounting costs and associated fees and expenses, whether or not the Merger is completed.

In addition, the Merger Agreement places certain restrictions on the conduct of AeroClean’s and Molekule’s business prior to completion of the Merger and such restrictions, the waiver of which is subject to the consent of the other company (not to be unreasonably withheld, conditioned or delayed), may prevent AeroClean from taking certain specified actions during the pendency of the Merger which would have been beneficial for its business. This includes, for example, subject to exceptions, the issuance of securities, declaration of dividends, amendments to its organizational documents, repurchase of its capital stock, the incurrence of indebtedness, transfers or sales of assets, cancellation of debts, transfers or grants of exclusive licenses, capital investment, loans, amendments to material contracts, entrance into or renewal of material contracts, establishment of new benefit plans, execution of new employment agreements, acquisition of assets, and mergers or consolidations.
Matters relating to the Merger (including integration planning) will require substantial commitments of time and resources by AeroClean management, which could otherwise have been devoted to day-to-day operations or to other opportunities that may have been beneficial to AeroClean as an independent company.
Failure to complete the Merger could significantly harm the market price of AeroClean Common Stock and negatively affect the future business and operations of each of AeroClean and Molekule.
If the Merger is not completed and the Merger Agreement is terminated, each of AeroClean and Molekule will have incurred significant fees and expenses, which must be paid whether or not the Merger is completed. Further, if the Merger is not completed, it could significantly harm the market price of AeroClean Common Stock. In addition, if the Merger Agreement is terminated and the board of directors of AeroClean or Molekule determines to seek another business combination, there can be no assurance that either AeroClean or Molekule will be able to find a partner and close an alternative transaction on terms that are as favorable as, or more favorable than, the terms set forth in the Merger Agreement.
The market price for shares of AeroClean Common Stock following the completion of the Merger may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market price of shares of AeroClean Common Stock.
AeroClean’s business differs in some regards from Molekule’s business, and, accordingly, the results of operations of AeroClean following completion of the Merger will be affected by some factors that are different from those currently or historically affecting the results of operations of AeroClean. Therefore, AeroClean’s stock price following the Merger could be affected by factors different from those that have historically affected the market price of the AeroClean Common Stock. The results of operations of AeroClean following completion of the Merger may also be affected by factors different from those that currently affect or have historically affected either AeroClean or Molekule.
In addition, following completion of the Merger, AeroClean may seek to raise additional equity financing through one or more underwritten offerings, private placements and/or rights offerings, may award significant amounts of equity securities to its employees as equity compensation, or may issue significant amounts of equity securities as merger consideration in connection with additional acquisitions, which may result in downward pressure on the share price of AeroClean Common Stock. Such issuances would also further dilute the share ownership of existing holders of AeroClean Common Stock, who would therefore own a smaller percentage of the company with each additional equity issuance.
The Merger Consideration is not adjustable based on the market price of AeroClean Common Stock and, at the closing of the Merger, may have a greater or lesser value than at the time the Merger Agreement was signed.
The Merger Agreement provides that the Molekule stockholders immediately prior to the Effective Time will receive new shares of AeroClean Common Stock as Merger Consideration so that immediately following the Merger they, together with holders of Closing Date Vested RSUs, will own 49.5% of the Outstanding Shares, and the stockholders of AeroClean immediately before the Merger will continue to hold shares of AeroClean Common Stock which represent 50.5% of the Outstanding Shares of AeroClean immediately following the Merger. See “The Merger Agreement — Effects of the Merger; Merger Consideration” for more information regarding the calculation of Outstanding Shares.
Any changes in the market price of AeroClean Common Stock before the completion of the Merger will not affect the number of shares of AeroClean Common Stock issuable to Molekule’s stockholders pursuant to the Merger Agreement. Therefore, if before the completion of the Merger the market price of AeroClean Common Stock declines from the market price on the date of the Merger Agreement, then Molekule stockholders could receive merger consideration with substantially lower value than the value of such merger consideration on the date of the Merger Agreement. Similarly, if before the completion of the Merger the market price of AeroClean Common Stock increases from the market price of AeroClean Common Stock on the date of the Merger Agreement, then Molekule stockholders could receive merger consideration with substantially greater value than the value of such merger consideration on the date of the Merger Agreement. The Merger Agreement does not include a price-based termination right. Because the Merger Consideration does not adjust as a result of changes in the market price of AeroClean Common Stock, for each one percentage point change in the market price of AeroClean Common Stock, there is a corresponding one percentage point rise or decline, respectively, in the value of the total Merger Consideration payable to Molekule stockholders pursuant to the Merger Agreement.
The lack of a public market for Molekule Common Stock makes it difficult to evaluate the value of Molekule. The AeroClean Common Stock being issued as Merger Consideration in the Merger may have a value that is less than, or greater than, the fair market value of Molekule.
The outstanding capital stock of Molekule is privately held and is not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Molekule. Because the percentage of AeroClean Common Stock to be issued to Molekule stockholders was determined based on negotiations between the parties, it is possible that the value of AeroClean Common Stock to be received by Molekule’s stockholders will be less than the fair market value of Molekule, or conversely AeroClean may pay more than the aggregate fair market value for Molekule.
The opinion rendered to the AeroClean Board by Benchmark was necessarily based on economic, monetary, market and other conditions as in effect on, and the forecasts and other information made available to Benchmark as of, the date of the opinion. As a result, the opinion does not reflect changes in events or circumstances after the date of such opinion. The AeroClean Board has not requested, and does not expect to request, an updated opinion from Benchmark reflecting changes in circumstances that may have occurred since the date of the opinion.
The opinion rendered to the AeroClean Board by Benchmark was provided for the information and assistance of the AeroClean Board in connection with its consideration of the Merger. The opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Benchmark, as of the date of the opinion. The AeroClean Board has not requested an updated opinion as of the date of this information statement/prospectus from Benchmark, and the AeroClean Board does not expect to request an updated opinion prior to completion of the Merger. Changes in the operations and prospects of AeroClean or Molekule, general market and economic conditions and other factors that may be beyond the control of AeroClean, and on which the opinion was based, may have altered the value of Molekule or the prices of AeroClean Common Stock since the date of the opinion, or may alter such value and prices by the time the Merger is completed. The opinion does not speak as of any date other than the date of the opinion. For a description of the opinion that Benchmark rendered to the AeroClean Board, see “The Merger — Opinion of AeroClean’s Financial Advisor.”
AeroClean could be materially adversely affected by negative publicity related to the proposed Merger.
Negative publicity and adverse press coverage related to the Merger could have a material adverse effect on AeroClean. Adverse press coverage and other adverse statements, whether or not driven by political or public sentiment, may also result in investigations by regulators, legislators and law enforcement officials or in legal claims. Responding to negative publicity, adverse press coverage, or any such investigations and lawsuits, regardless of the ultimate outcome of the proceeding, can divert the time and effort of senior management from the management of AeroClean’s business. Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, can have a negative impact on the reputation of AeroClean, on the morale and performance of its employees and on AeroClean’s relationships with its business partners. It may also have a negative impact on AeroClean’s ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on AeroClean’s business, financial condition, results of operations and cash flows.
The directors and executive officers of AeroClean and Molekule have interests and arrangements that may be different from, or in addition to, those of AeroClean and Molekule stockholders generally.
Certain officers and directors of AeroClean and Molekule participate in arrangements that provide them with interests in the Merger that are different from the interests of the respective stockholders of

AeroClean and Molekule, including, among others, the continued service as an officer or director of the Combined Company. For example, AeroClean’s chief executive officer and chief financial officer have negotiated new employment agreements in connection with the Merger, and Jonathan Harris, Chief Executive Officer at Molekule, and Ritankar “Ronti” Pal, Chief Operating Officer and Chief Financial Officer at Molekule, are also expected to become executive officers of AeroClean upon the closing of the Merger and have also negotiated and signed new employment agreements. One of Molekule’s directors is also going to join the AeroClean Board. These interests, among others, may have influenced the officers and directors of AeroClean and Molekule to support or approve the Merger. For more information concerning the interests of AeroClean’s and Molekule’s executive officers and directors, see the sections entitled “The Merger — Interests of AeroClean Directors and Executive Officers in the Merger” and “The Merger — Interests of Molekule Directors and Executive Officers in the Merger.”
AeroClean and Molekule will incur transaction and merger-related expenses in connection with the Merger.
AeroClean and Molekule have incurred and expect to incur a number of non-recurring costs associated with consummating the Merger and combining the operations of the two companies. These costs and expenses include fees paid to financial, legal and accounting advisors, employment-related costs, filing fees, printing expenses and other related charges. Some of these costs are payable by AeroClean and Molekule regardless of whether the Merger is completed.
Following completion of the Merger, AeroClean and Molekule will also incur integration costs related to the Merger. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Merger and the integration of the two companies’ businesses. Although AeroClean and Molekule expect that the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses may offset incremental transaction and merger-related costs over time, any net benefit may not be achieved in the near term or at all. Many of these costs will be borne by AeroClean and Molekule even if the Merger is not completed. While AeroClean and Molekule have assumed that certain expenses would be incurred in connection with the Merger and the other transactions contemplated by the Merger Agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.
AeroClean and Molekule may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.
Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Defending against these claims can result in substantial costs and divert management time and resources, even if the lawsuits are without merit. An adverse judgment could result in monetary damages, which could have a negative impact on the Combined Company’s business, results of operations and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, the injunction may delay or prevent the Merger from being completed, which may adversely affect the respective businesses, results of operations and financial condition.
AeroClean stockholders and Molekule stockholders will each have reduced ownership and voting interests in and will exercise less influence over management of AeroClean following completion of the Merger.
AeroClean stockholders currently have the right to vote in the election of the AeroClean Board and on other matters affecting AeroClean, and Molekule stockholders currently have the right to vote in the election of the Molekule Board and on other matters affecting Molekule. Upon consummation of the Merger, each AeroClean stockholder and each Molekule stockholder will become a stockholder of AeroClean with a percentage ownership of AeroClean that is smaller than such stockholder’s percentage ownership of AeroClean or Molekule, as applicable, immediately prior to the Merger. The Merger Agreement provides that immediately following the consummation of the Merger, the former holders of AeroClean Common Stock will own 50.5% of the Outstanding Shares (as defined in the Merger Agreement) and the former holders of Molekule Common Stock (including holders of Closing Date Vested RSUs) will own 49.5% of the Outstanding Shares. See “The Merger Agreement — Effects of the Merger; Merger Consideration” for more information regarding the calculation of Outstanding Shares. Because of this, each share of AeroClean Common Stock and each share of Molekule Common Stock will represent a smaller percentage ownership of AeroClean than it represented in AeroClean and Molekule, respectively. Accordingly, each AeroClean stockholder and each Molekule stockholder will have less influence on the management and policies of AeroClean than such stockholder now has on the management and policies of AeroClean or Molekule, as applicable.
Risks Related to the Combined Company
The Combined Company may fail to realize the anticipated benefits of the Merger.
The success of the Merger will depend on, among other things, the Combined Company’s ability to combine the AeroClean and Molekule businesses in a manner that realizes anticipated synergies and meets or exceeds the forecasted revenue growth trends anticipated by each company. On a combined basis, the Combined Company expects to benefit from marketing each other products. If the Combined Company is not able to successfully achieve these objectives, then the anticipated benefits of the Merger may not be realized fully or at all or may take longer to realize than expected.
The failure to successfully integrate the businesses and operations of AeroClean and Molekule in the expected time frame may adversely affect the Combined Company’s future results.
AeroClean and Molekule have operated and, until the completion of the Merger, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key AeroClean employees or key Molekule employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of AeroClean and Molekule in order to realize the anticipated benefits of the Merger so the Combined Company performs as expected:
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combining the companies’ operations and corporate functions;

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combining the businesses of AeroClean and Molekule, in a manner that permits the Combined Company to achieve the anticipated double digit organic revenue growth and to enable gross profit to grow faster than revenue due to expanding margins, the failure of which would result in the anticipated benefits of the Merger not being realized in the time frame currently anticipated or at all;

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reducing additional and unforeseen expenses such that integration costs more than anticipated;

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avoiding delays in connection with the Merger or the integration process;

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integrating personnel from the two companies and minimizing the loss of key employees;

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integrating and unifying the offerings and services available to customers;

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identifying and eliminating redundant and underperforming functions and assets;

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harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

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maintaining existing agreements with customers, distributors, providers and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers and vendors;

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addressing possible differences in business backgrounds, corporate cultures and management philosophies;

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consolidating the companies’ administrative and information technology infrastructure and financial systems;

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coordinating distribution and marketing efforts; and

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establishing the Combined Company’s headquarters in Palm Beach Gardens, Florida.

In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the Merger and the integration of the businesses of the two companies and diverted from day-to-day business operations or other opportunities that may have been beneficial to such company, which may disrupt each company’s ongoing business and the business of the Combined Company.
Furthermore, the executive leadership of the Combined Company will consist of executive officers from both AeroClean and Molekule. Combining the management teams of each company into a single management team could require the reconciliation of differing priorities and philosophies.
Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the Merger.
The success of the Merger will depend in part on the retention of personnel critical to the business and operations of the Combined Company due to, for example, their technical skills or management expertise. Competition for qualified personnel can be intense.
Current and prospective employees of AeroClean and Molekule may experience uncertainty about their future role with AeroClean, Molekule or the Combined Company until strategies with regard to these employees are announced or executed, which may impair AeroClean’s and Molekule’s ability to attract, retain and motivate key management, sales, marketing, technical and field personnel, prior to and following the Merger. Employee retention may be particularly challenging during the pendency of the Merger, as employees of AeroClean and Molekule may experience uncertainty about their future roles with AeroClean. If AeroClean and Molekule are unable to retain personnel, including AeroClean’s and Molekule’s key management, who are critical to the successful integration and future operations of the companies, AeroClean and Molekule could face disruptions in their operations, loss of existing customers or loss of sales to existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the Merger.
If key employees of AeroClean or Molekule depart, the integration of the companies may be more difficult and AeroClean’s business following the Merger may be harmed. Furthermore, AeroClean may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of each of AeroClean and Molekule, and the Combined Company’s ability to realize the anticipated benefits of the Merger may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with integrating employees into AeroClean. No assurance can be given that, following completion of the Merger, AeroClean will be able to attract or retain key employees of AeroClean and Molekule to the same extent that those companies have been able to attract or retain their own employees in the past.
The Combined Company may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with the Combined Company, either of which could have an adverse effect on AeroClean’s business and operations. Third parties may terminate or alter existing contracts or relationships with AeroClean or Molekule.
As a result of the Merger, the Combined Company may experience impacts on relationships with customers and suppliers that may harm the Combined Company’s business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the Merger whether or not contractual rights are triggered as a result of the Merger. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with the Combined Company or do so on the same or similar contractual terms following the Merger. If any customers or suppliers seek to terminate or modify contractual obligations or discontinue their relationships with the Combined Company, then the Combined Company’s business and results of operations may be harmed. Furthermore, the Combined Company will not have long-term arrangements with many of its significant suppliers. If the Combined Company’s suppliers were to seek to terminate or modify an arrangement with the Combined Company, then the Combined Company may be unable to procure necessary supplies from other suppliers in a timely and efficient manner and on acceptable terms, or at all.
AeroClean and Molekule also have contracts with vendors, landlords, licensors and other business partners which may require AeroClean or Molekule, as applicable, to obtain consent from some of these other parties in connection with the Merger. If these consents cannot be obtained, the Combined Company may suffer a loss of potential future revenue, incur costs, and lose rights that may be material to the business of the Combined Company. In addition, third parties with whom AeroClean or Molekule currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the Merger. Any such disruptions could limit the Combined Company’s ability to achieve the anticipated benefits of the Merger. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the Merger or by a termination of the Merger Agreement.
The Combined Company will need additional capital to execute its business plan. If the Combined Company cannot raise additional funds when needed, its operations and prospects could be negatively affected.
The design, manufacture, sale, marketing and servicing of the Combined Company’s devices and other products will be capital-intensive. We expect that the Combined Company will have sufficient capital to fund planned operations for the next 12 months. However, after giving effect to the Merger, the Combined Company will require substantial additional capital to develop its products and services, conduct research and development and fund operations for the foreseeable future. The Combined Company will need to raise additional capital to scale its manufacturing, roll out Pūrgo Lift and other future products or services, and also to continue to offer its devices and any services relating to those products. In particular, AeroClean and Molekule are, and the Combined Company will be, especially focused on developing new devices, SaaS software solutions, advanced sensor technology and smart building integrations and IoT devices, which will require additional capital.
We cannot be certain that additional funds will be available to the Combined Company on favorable terms when required, or at all. Its success in raising additional capital may be significantly affected by general market conditions, the market price of the Combined Company’s common stock, its financial condition, uncertainty about the future commercial success of its current products and services, the development and commercial success of future products or services, regulatory developments, the status and scope of its intellectual property, any ongoing litigation, its compliance with applicable laws and regulations and other factors.
If the Combined Company raises funds through the issuance of equity securities or equity-linked securities, such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of the Combined Company’s common stock to decline. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of its common stock. Sales of a substantial number of shares of the Combined Company’s common stock in the public market or the perception that these sales might occur could depress the market price of its common stock and could impair its ability to raise capital through the sale of additional equity securities. If the Combined Company raises funds through the issuance of debt securities or through bank borrowings or borrowings from other investors, the terms of debt securities issued or borrowings, if available, could impose significant restrictions on the Combined Company’s operations. If the Combined Company raises funds through collaborations and licensing arrangements, it might be required to relinquish significant rights to its technologies or products, or grant licenses on terms that are not favorable to it.
If the Combined Company cannot raise additional funds when needed, its financial condition, results of operations, business and prospects could be materially adversely affected. The Combined Company’s ability to obtain additional financing, if and when required, will depend on investor and lender demand, its operating performance, the condition of the capital markets and other factors, and we do not know whether additional financing will be available to the Combined Company on favorable terms when required, or at all.
In addition, inflation has increased as a result of, among other factors, supply constraints, federal stimulus funding, increases to household savings, and the sudden macroeconomic shift in activity levels arising from the loosening or removal of many government restrictions and the broader availability of COVID-19 vaccines. Increased inflation has had, and may continue to have, an effect on interest rates. Increased interest rates may adversely affect the Combined Company’s ability to obtain, or the terms under which it can obtain, any potential additional funding.

The Combined Company’s future operating results may fluctuate significantly if its investments in innovative technologies are not as profitable as anticipated.
On a regular basis, AeroClean and Molekule review the existing technologies available in the market and identify strategic new technologies to develop and invest in. AeroClean and Molekule have currently been, and the Combined Company will be, devoting significant resources and capital to new technologies in new devices, SaaS software solutions, advanced sensor technology, smart building integrations and IoT devices. AeroClean and Molekule are investing in research and development, developing relationships with customers and suppliers, and re-directing corporate and operational resources so that the Combined Company may grow within these innovative technologies. The Combined Company’s results could be harmed if it fails to expand its customer base, if demand for its solutions is lower than expected, or if income related to the innovative technologies is lower than anticipated.
In particular, the Combined Company will continue to devote considerable resources, including the allocation of capital expenditures, to growing the SaaS service offering revenue over the next several years. There can be no assurance that the Combined Company will meet revenue targets for this service and if it fails to achieve its revenue goals, its growth and operating results will be materially adversely affected. Additionally, new or existing customers may choose to purchase the Combined Company’s SaaS services rather than its on-premise solutions. If the Combined Company’s customers’ purchases trend away from perpetual licenses toward its SaaS, or to the extent customers defer orders, the Combined Company’s product revenue, and its timing of revenue generally, may be adversely affected, which could adversely affect its results of operations and financial condition.
In addition, the IoT is a relatively new market and there are a significant number of competitors in the market. If the market does not expand as rapidly as we or others expect or if customers adopt competitive solutions rather than the Combined Company’s solutions, the Combined Company’s IoT business may not generate the revenues it expects. Further, customers and potential customers often begin the process of implementing IoT with a proof-of-concept evaluation, in some cases with multiple different technology vendors. The Combined Company’s success in this emerging market will depend on its ability to engage with customers to ensure that their investment moves beyond planning to broader deployment and yields value at their desired speed and expected costs.
In order to remain competitive, we expect the Combined Company will continue to make significant investments in technology. However, there is no guarantee that the capital and resources AeroClean and Molekule have invested, or the Combined Company will invest in the future, will allow the Combined Company to develop suitable SaaS platform enhancements or software applications or maintain and expand the SaaS platform and technology infrastructure including through IoT solutions as intended, which could have a material adverse effect on the Combined Company’s ability to compete or require it to purchase expensive software solutions from third-party developers.
The unaudited pro forma condensed combined financial information contained in this information statement/prospectus is presented for illustrative purposes only and may not be indicative of the Combined Company’s results of operations or financial condition following the closing of the proposed Merger.
This information statement/prospectus includes unaudited pro forma condensed combined financial information for the Combined Company, which give effect to the Merger and should be read in conjunction with the financial statements and accompanying notes of AeroClean and Molekule, which are included in this information statement/prospectus. The unaudited pro forma condensed combined financial information contained in this information statement/prospectus is presented for illustrative purposes only and should not be considered to be an indication of the Combined Company’s results of operations or financial condition following the closing of the Merger. The unaudited pro forma condensed combined financial information has been derived from the historical financial statements of AeroClean and Molekule and adjustments, assumptions and preliminary estimates have been made in connection with the preparation of this information. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments, assumptions and estimates are subject to uncertainty.
Moreover, the unaudited pro forma condensed combined financial information does not reflect all costs that are expected to be incurred by the Combined Company in connection with the Merger. For example, the impact of any incremental costs incurred in coordinating the operations of AeroClean and Molekule are not reflected in the unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information does not include, among other things, estimated cost synergies, adjustments related to integration activities, future acquisitions or disposals not yet known or probable, or impacts of merger-related change in control provisions because the management teams of AeroClean and Molekule do not believe any such adjustments would enhance an understanding of the pro forma effects of the Merger.
As a result, the actual results of operations and financial condition of the Combined Company following the closing of the Merger may not be consistent with, or evident from, this unaudited pro forma condensed combined financial information. The assumptions used in preparing the unaudited pro forma condensed combined financial information may not prove to be accurate, and other factors may affect the Combined Company’s results of operations or financial condition following the closing of the Merger. Any potential decline in the Combined Company’s financial condition or results of operations may cause significant variations in the price of the AeroClean Common Stock following the closing of the Merger.
The unaudited pro forma condensed combined financial information in this information statement/prospectus is based on the best information available, which in part includes a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, the unaudited pro forma condensed combined financial information should not be assumed to be indicative of what the Combined Company’s financial condition, results of operations or cash flows actually would have been as a stand-alone company or to be a reliable indicator of what the Combined Company’s financial condition or results of operations may actually be in the future.
The financial analyses and forecasts considered by AeroClean, Molekule and Benchmark may not be realized, which may adversely affect the market price of the AeroClean Common Stock following the closing of the Merger.
This information statement/prospectus includes certain financial forecasts considered by AeroClean and Molekule in connection with their respective businesses. In addition, in performing its financial analysis and rendering its opinion regarding the fairness, from a financial point of view, of the merger consideration, Benchmark, AeroClean’s financial advisor, relied on, among other things, internal stand-alone financial analyses and forecasts provided by AeroClean and Molekule, respectively. None of these analyses or forecasts were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, U.S. GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of AeroClean and Molekule. Important factors that may affect the actual results of AeroClean and Molekule and cause the internal financial forecasts to not be achieved include risks and uncertainties relating to AeroClean’s and Molekule’s businesses, industry performance, the regulatory environment, general business and economic conditions and other factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in this information statement/prospectus.
In addition, the financial forecasts also reflect assumptions that are subject to change and do not reflect updated prospects for AeroClean’s and Molekule’s businesses, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. In addition, since such financial forecasts cover multiple years, the information by its nature becomes less predictive with each successive year. There can be no assurance that AeroClean’s, Molekule’s, or the Combined Company’s financial condition or results of operations will be consistent with those set forth in such analyses and forecasts. For more information, please see “The Merger — Certain Unaudited Financial Forecasts.”
Any acquisitions, partnerships or joint ventures that the Combined Company enters into could disrupt its operations and have a material adverse effect on its business, financial condition and results of operations.
AeroClean’s strategy is to evaluate potential strategic acquisitions of businesses, including partnerships or joint ventures with third parties. AeroClean may not be successful in identifying acquisition, partnership and joint venture candidates. In addition, AeroClean may not be able to continue the operational success of such businesses or successfully finance or integrate any businesses that it acquires or with which it forms a partnership or joint venture. The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a disproportionate amount of management attention and financial and other resources. Any acquisition, partnership or joint venture may not be successful, may reduce AeroClean’s cash reserves, may negatively affect its earnings and financial performance and, to the extent financed with the proceeds of debt, may increase its indebtedness. Any acquisition, partnership or joint venture may also involve the issuance of equity securities, either as merger consideration or in order to raise funds through an equity offering or private placement, which would dilute the interests of existing stockholders. AeroClean cannot ensure that any acquisition, partnership or joint venture it makes will not have a material adverse effect on its business, financial condition and results of operations.
Even if the Merger is successful, we expect to incur future losses and cannot be certain that the Combined Company will become profitable.
We have incurred operating losses each year since our inception and have only begun to recognize revenue starting in July 2021. Molekule has had declining revenue in the last two years and also sustained operating losses during 2021 and 2022 to date. These losses are expected to continue notwithstanding that we have begun to generate revenue. Even if the Merger is successful, we cannot be certain that the Combined Company will ever achieve or sustain profitability. If the Combined Company continues to incur operating losses for a period longer than expected, or in an amount greater than expected, we may be unable to continue our operations.
Combined Company stockholders may experience dilution in the future.
From time to time in the future, we may issue additional shares of AeroClean Common Stock or securities convertible into Combined Company common stock pursuant to a variety of transactions, including acquisitions. The issuance by us of additional shares of AeroClean Common Stock or securities convertible into AeroClean Common Stock would dilute your ownership and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of shares of AeroClean Common Stock.
In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including additional shares of common stock or warrants to purchase common stock, senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of shares of AeroClean Common Stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors, which may adversely affect the amount, timing or nature of our future offerings. As a result, holders of AeroClean Common Stock bear the risk that our future offerings may reduce the market price of shares of AeroClean Common Stock and dilute their percentage ownership.
It is expected that certain employees of Molekule will be granted restricted stock units following the consummation of the Merger which will provide them with rights to receive shares of AeroClean Common Stock after the Merger and the expiration of a six-month post-closing lockup. These equity awards are described in further detail in the section entitled “The Merger Agreement — Treatment of Molekule Equity Awards.” The issuance of shares of AeroClean Common Stock pursuant to these awards will dilute the percentage ownership of Combined Company stockholders. It is also expected that, from time to time after the closing of the Merger, the Combined Company Compensation Committee will grant additional equity awards to employees and directors of the Combined Company under the Combined Company’s compensation and employee benefit plans. In connection with the Merger, AeroClean is increasing the share reserve under its 2021 Incentive Award Plan by 800,000 shares, which will allow the Combined Company to make additional awards. These additional equity awards will have a dilutive effect on the Combined Company’s earnings per share, which could adversely affect the market price of the AeroClean Common Stock.
AeroClean currently has an outstanding warrant to purchase 1,500,000 shares of AeroClean Common Stock. Any exercise or partial exercise of this warrant would dilute the holders of AeroClean Common Stock. The current exercise price of the warrant is $11.00 per share. Whether or not the warrant is exercised will depend on AeroClean’s stock price and any exercise is at the discretion of the holder of the warrant. We may issue other warrants, options and derivative securities in the future which would also dilute the holders of AeroClean Common Stock.
In addition, the Combined Company’s amended and restated certificate of incorporation will authorize the Combined Company to issue, without the approval of stockholders, one or more classes or series of preferred stock having such designations, powers, preferences and relative, participating, optional and other special rights, including preferences over AeroClean Common Stock with respect to dividends and distributions, as the AeroClean Board generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of the AeroClean Common Stock. For example, the repurchase or redemption rights or liquidation preferences that could be assigned to holders of preferred stock could affect the residual value of the AeroClean Common Stock. For more information, see “Description of AeroClean Capital Stock.”
Certain provisions contained in the Amended and Restated Charter and the Amended and Restated Bylaws, and certain provisions of Delaware law, may prevent or delay an acquisition of the Combined Company or other strategic transactions, which could decrease the trading price of the AeroClean Common Stock.
The Amended and Restated Charter and the Amended and Restated Bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with the AeroClean Board rather than to attempt a hostile takeover.
In addition, because AeroClean has not chosen to be exempt from Section 203 of the DGCL, this provision could also delay or effectively prevent a change of control that some stockholders may favor. In general, Section 203 provides that, subject to limited exceptions, persons that, together with their affiliates and associates, acquire ownership of 15% or more of the outstanding voting stock of a Delaware corporation shall not engage in any “business combination” with that corporation or its subsidiaries, including any merger or various other transactions, for a three-year period following the date on which that person became the owner of 15% or more of the corporation’s outstanding voting stock.
AeroClean believes these provisions could help to protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the AeroClean Board and by providing the AeroClean Board with more time to assess any acquisition proposal. These provisions are not intended to make the Combined Company immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or effectively prevent an acquisition that the AeroClean Board determines is not in the best interests of the Combined Company and its stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.
Covenants contained in the agreements governing the Molekule indebtedness which AeroClean is assuming in connection with the Merger will impose restrictions on AeroClean and certain of its subsidiaries that may affect their ability to operate their businesses.
Molekule is party to a senior loan agreement and a mezzanine loan agreement, each entered into with SVB. In addition, Molekule is party to a master lease agreement entered into with Trinity. SVB and Trinity have consented to the Merger but on the condition that AeroClean must become a co-borrower or co-lessor (as applicable) under these agreements. These agreements contain various affirmative and negative covenants, and future credit and/or lease agreements which the Combined Company may enter into also likely will contain affirmative and negative covenants.

Such covenants will, subject to certain significant exceptions, restrict the ability of AeroClean and certain of its subsidiaries to, among other things, incur liens, incur indebtedness, engage in mergers, consolidations and acquisitions, transfer assets, make loans or other investments, pay dividends, repurchase equity interests, make other payments with respect to equity interests, and engage in affiliate transactions. In addition, these agreements contain financial covenants that would require the Combined Company to maintain certain financial ratios, including a minimum cash balance ratio and a liquidity ratio. The ability of AeroClean to comply with these provisions may be affected by events beyond its control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate AeroClean’s repayment obligations.
If securities or industry analysts do not publish research or reports about the Combined Company’s business, if they adversely change their recommendations regarding the Combined Company common stock or if the Combined Company’s operating results do not meet their expectations, the AeroClean Common Stock price and trading volume could decline.
The trading market for the AeroClean Common Stock will depend in part on the research and reports that securities or industry analysts publish about the Combined Company or its businesses. While securities and industry analysts currently cover AeroClean, securities and industry analysts may not publish research on the Combined Company. If no securities or industry analysts provide coverage of the Combined Company, the trading price for the AeroClean Common Stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover the Combined Company downgrade its securities or publish inaccurate or unfavorable research about its businesses, or if the Combined Company’s operating results do not meet analyst expectations, the AeroClean Common Stock price would likely decline. If one or more of these analysts cease coverage of the Combined Company or fail to publish reports on the Combined Company regularly, demand for AeroClean Common Stock could decrease, which might cause the AeroClean Common Stock price and trading volume to decline.
AeroClean has never paid dividends and does not currently intend to pay dividends to its stockholders.
AeroClean has never paid dividends and does not currently intend to pay dividends in the future. Whether any dividends are declared or paid to stockholders of AeroClean following the Merger, and the amounts of any such dividends that are declared or paid, will be subject to the discretion of the board of the Combined Company, which may be impacted by any of the following factors:
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AeroClean may not have enough cash to pay such dividends or to repurchase shares due to its cash requirements, capital spending plans, cash flow or financial position;

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decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the board of directors of the Combined Company, which could change its dividend practices at any time and for any reason;

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AeroClean’s desire to maintain or improve the credit ratings on its debt; and

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the amount of dividends that AeroClean may distribute to its stockholders is subject to restrictions under Delaware law and is limited by the negative covenants in Molekule’s loan agreements (which will be assumed by AeroClean at closing) and, potentially, the terms of any future indebtedness that AeroClean may incur.

Stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared.
The Combined Company’s results of operations may fluctuate significantly, which will make its future results difficult to predict and could cause its results to fall below expectations.
The Combined Company’s quarterly and annual results of operations may fluctuate significantly, which will make it difficult for the Combined Company to predict future results. These fluctuations may occur due to a variety of factors, many of which are outside of the control of the Combined Company and may be difficult to predict, including, but not limited to:

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the timing and cost of, and level of investment in, research, development and commercialization activities, which may change from time to time;

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the timing and cost of, and level of investment in, research and development relating to the Combined Company’s technologies and current or future facilities;

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expenditures that the Combined Company may incur to acquire, develop or commercialize additional products and technologies;

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the level of demand for any future products, which may vary significantly over time;

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customer mix and the varying lengths of sales cycles for different customer segments;

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developments involving the Combined Company’s competitors;

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the cost of servicing and maintaining the Combined Company’s products;

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the cost of manufacturing, as well as building out the Combined Company’s supply chain, which may vary depending on the quantity of productions, and the terms of any agreements it enters into with third-party suppliers; and

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general market conditions and other factors, including factors unrelated to the Combined Company’s operating performance or the operating performance of the Combined Company’s competitors.

The cumulative effects of these factors could result in large fluctuations and unpredictability in the Combined Company’s quarterly and annual results of operations. As a result, comparing its results of operations on a period-to-period basis may not be meaningful. Investors should not rely on past results as an indication of the Combined Company’s future performance.
This variability and unpredictability could also result in the Combined Company’s failing to meet the expectations of industry or financial analysts or investors for any period. If the Combined Company’s revenue or results of operations fall below the expectations of analysts or investors or below any forecasts it may provide to the market, or if the forecasts the Combined Company provides to the market are below the expectations of analysts or investors, the price of the Combined Company’s common stock could decline substantially. Such a stock price decline could occur even when the Combined Company has met any previously publicly stated revenue or operating guidance it may provide.
Risks Related to AeroClean’s Business
If Pūrgo fails to perform as expected, our ability to develop, market and sell our products could be harmed.
In the year ended December 31, 2021, we launched our first commercial air purification unit, Pūrgo, for in-room applications, and in February 2022, we debuted a Pūrgo Lift prototype, an air purification device for elevators and other wall-mount applications. The successful commercialization of these products is highly uncertain and subject to a number of risks. These risks include, but are not limited to: (i) the possibility that our products will be found to be less effective than anticipated or fail to receive necessary regulatory clearances; (ii) that the products, even if effective, will be difficult to scale up or manufacture at commercial levels or uneconomical to market; (iii) that proprietary rights of third parties will preclude us from using such technologies or marketing such products; and (iv) that third parties will use or market superior or equivalent technologies or products.
Our products may contain defects in design and manufacture that may cause them to not perform as expected or that may require repairs, recalls and design changes. We have a limited frame of reference from which to evaluate the long-term performance of Pūrgo and Pūrgo Lift. If these devices, or additional devices or applications of our technology that we may develop in the future, fail to perform as expected, customers may delay deliveries or terminate further orders and we may need to initiate product recalls, each of which could adversely affect our sales and brand and could adversely affect our business, financial condition and results of operations.
Our future success will depend on our ability to implement our business strategy and to develop and introduce, on a timely basis, products that address the evolving needs of our customers. If we are unable to develop, validate and scale the technology necessary to compete successfully with existing or newly emerging technologies, or if we are unable to develop products based on these technologies, our business, financial condition and results of operations could be seriously harmed.
If we cannot develop adequate distribution, customer service and technical support networks, or navigate applicable global logistics and supply chain bottlenecks, then we may not be able to market and distribute our products effectively or customers may decide not to order our products. In either case, our sales and revenues will suffer.
Our strategy requires us to distribute our products and provide a significant amount of customer service and maintenance. To provide these services, we have begun, and will need to continue, to develop a network of distribution and a staff of employees and independent contractors in each of the areas in which we intend to operate. We cannot assure that we will be able to organize and manage this network on a cost-effective basis, if at all. If we cannot effectively organize and manage this network, then it may be difficult for us to provide competitive service and support to our customers, in which case customers may be unable, or decide not, to order our products, which could have a material adverse effect on our business, financial condition and results of operations.
In addition, governmental mandates related to the COVID-19 pandemic — among other dynamics — have negatively impacted, and may continue to impact, personnel and operations at third party manufacturing and component part supplier facilities in the United States and around the world, creating logistics and supply chain bottlenecks across many industries. These disruptions have adversely impacted the availability and cost of raw materials and component parts. For example, various electronic components and semi-conductor chips have become increasingly difficult to source, and when available, may be subject to substantially longer lead times and higher costs than historically applicable.
While we have achieved improvements in our third-party manufacturing output since our commercial launch of Pūrgo at the end of the third quarter in 2021, we expect these ongoing global logistics and supply chain bottlenecks and component shortages may adversely impact our ability to source component parts at favorable prices (if at all) and may result in delays in, or reduced output from, our third-party manufacturing activities. Higher component costs and/or delays in our ability to manufacture and distribute Pūrgo and Pūrgo Lift could have a material adverse effect on our sales, revenues, and results of operations.
We may not be successful in implementing our proposed business strategy to achieve our expected revenue growth or effectively manage growth.
The Company began recognizing revenues as of July 2021. In the future, even if our revenues increase, our rate of growth may decline. In any event, we will not be able to grow as rapidly or at all if we do not:
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successfully establish our technology and brand;

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establish a commercial footprint;

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accelerate development of prototypes and market introduction of our devices and other novel applications of our proprietary SteriDuct technology;

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capitalize on our collaboration with experts in aerospace;

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explore opportunities for collaboration; or

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identify opportunities to establish industry leadership domestically and internationally.

We cannot assure you that we will be able to meet these objectives. As we grow, we expect to invest substantial financial and other resources to:
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expand into non-medical markets such as schools, long-term care facilities and the aviation and HVAC industries;

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support the development of a team of senior sales associates;

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accelerate our development of complementary devices; and

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incur general administration, including legal, accounting and other compliance, expenses related to being a public company.

Our planned growth will place significant demands on our management and on our operational and financial resources. We have hired and expect to continue hiring additional personnel to support our planned growth. Our organizational structure will become more complex as we add staff, and we will need to improve our operational, legal, financial and management controls as well as our reporting systems and procedures. We will require significant capital expenditures and the investment of valuable management resources to grow and develop in these areas. A failure to manage our growth effectively could materially and adversely affect our ability to market our products, which could have a material adverse effect on our business, financial condition and results of operations.
AeroClean has historically depended on sales of a single product for future growth.
We are currently in the commercialization phase of our principal product, the Pūrgo device. We will depend for our growth on the success of this product. We cannot guarantee that our rollout of this product will be successful or that we will be able to increase sales of our Pūrgo device. In the year ended December 31, 2021, we generated sales of approximately $0.6 million of the Pūrgo device and, while we intend to promote sales of this product during 2022 and beyond, we cannot guarantee that we will succeed in these efforts. In addition, we may not be successful in developing or acquiring additional products. Any failure to expand sales of our Pūrgo device, or any failure to obtain market acceptance of our product, would have a material adverse effect on our business, financial condition, and results of operations.
Our products have not been proven to reduce the risk of COVID-19 transmission.
We expect that much of the demand for our products will be based not only on their ability to reduce exposure of immunocompromised patients to airborne organisms that cause hospital acquired infections (“HAIs”) but also reduce the risk of COVID-19 transmission. Since the beginning of the COVID-19 pandemic, we have learned that the original SARS-CoV-2 strain can mutate rapidly, and these mutant strains, such as the Delta and Omicron variants, continue to spread throughout the global population. Accordingly, much is still unknown about the manner in which bacteria and viruses, including the novel coronavirus underlying COVID-19, and any mutation or variation thereof, are transmitted among human beings. Current studies have highlighted that COVID-19, like seasonal flu viruses and other pathogens (such as SARS and MERS), is transmitted by air predominantly through contact between an infected person and others. While we have proven that our devices can eliminate 99.99% (“4 Log”) of airborne pathogens in controlled laboratory environments, including a pathogen that is a surrogate for COVID-19, we have not conducted any tests or studies regarding the ability of such devices to reduce the spread of COVID-19 and any mutation or variation thereof, and our devices may ultimately not succeed in reducing the spread of COVID-19 or any mutation or variation thereof. Further, additional research may determine that COVID-19 is transmitted among human beings in other ways not known or fully understood. We expect demand for our products would be significantly less than anticipated if our products are not perceived as being effective at reducing the risk of COVID-19 transmission or if COVID-19 is determined to spread in ways other than through airborne transmission.
We may face significant challenges in obtaining market acceptance of our products, which could adversely affect our potential sales and revenues.
We do not yet have an established market or customer base for our products. Acceptance of our products in the marketplace by both potential users and potential purchasers, including hospitals, schools, universities, commercial facilities, transportation systems and other healthcare and non-healthcare providers, is uncertain, and our failure to achieve sufficient market acceptance will significantly limit our ability to generate revenue and be profitable. Market acceptance will require substantial marketing efforts and the expenditure of significant funds by us to inform hospitals, schools, universities, commercial facilities, transportation systems, residential spaces and other health care and non-healthcare providers of the benefits of using our products. We may encounter significant clinical and market resistance to our products, and our products may never achieve market acceptance. We may not be able to build key relationships with physicians, education administrators and government agencies. Product orders may be cancelled or customers that are beginning to use our products may cease to do so and customers expected to begin using our products may not.
Factors that may affect our ability to achieve acceptance of our products in the marketplace include, but are not limited, to whether:
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such products will be effective;

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such products will be cost-effective; and

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we will demonstrate product safety, efficacy and cost-effectiveness.

Acceptance of our products in the marketplace is also uncertain, and our failure to achieve sufficient market acceptance and any inability to sell such products at competitive prices will limit our ability to generate revenue and be profitable. Our products and technologies may not achieve expected reliability, performance and endurance standards. Our products and technologies may also not achieve market acceptance, including among hospitals, or may not be deemed suitable for other commercial applications.
We lack manufacturing experience and capabilities.
We do not have our own manufacturing facilities or capabilities. We have engaged Mack Molding, an FDA-regulated subsidiary of the privately held Mack Group, to manufacture the Pūrgo device. Although Mack Molding is an experienced contract manufacturer of medical devices, there can be no assurance that Mack Molding will be able to continue to manufacture our products successfully, including in a manner that complies with regulatory requirements, or at a scale to meet customer demand. There also can be no assurance that we would be able to secure another manufacturer for our products or do so on terms similar to those with Mack Molding. The inability to have our products manufactured in a timely manner could have a material adverse effect on our business, financial condition and results of operations.
We receive a significant portion of our revenues from a small number of customers and the loss of, or nonperformance by, one or more of our significant customers could adversely affect our business.
During the year ended December 31, 2021, our largest and second largest customers accounted for approximately 45% and 12% of the Company’s revenues, respectively. Our largest customer in the 2021 fiscal year was a hospital deploying 100 units to address a variety of clinical and non-clinical spaces. As we roll out the Pūrgo device to a wider group of potential customers, we expect our largest customers may vary from period to period. However, as we continue to market our products and seek to develop and grow our customer base, our revenues and results of operations in any given period going forward may materially rely on one or a few significant customers. The failure of such customer or customers to fulfill their obligations under purchase commitments could result in a material reduction in our reported revenues and results of operations.
Our ability to expand our product offerings and introduce additional products and services may be limited, which could have a material adverse effect on our business, financial condition and results of operations.
In July 2021, we completed the development stage of our first commercial air purification unit, Pūrgo, for in-room applications and began commercial production and sales, and in February 2022, we debuted a prototype of Pūrgo Lift, an air purification device for elevators and other wall-mount applications. There can be no assurance that we will be successful in commercializing the Pūrgo or Pūrgo Lift devices or developing any other products or applications of our proprietary technology or that demand will develop for such in the future. Entry into new markets may require us to compete with new companies, cater to customer expectations and comply with new complex regulations, which may be unfamiliar. Accordingly, we could need to invest significant resources in market research, legal counsel and our organizational infrastructure, and a return on such investments may not be achieved for several years, if at all. Additionally, failure to comply with applicable regulations or to obtain required licenses could result in penalties or fines. Further, we may fail in demonstrating the value of any new value-added product to customers, which would compromise our ability to successfully create new revenue streams or receive returns in excess of investments. Any of these risks, if realized, could materially and adversely affect our business, financial condition and results of operations.

Quality problems with, and product liability claims in connection with, our products could lead to recalls or safety alerts, harm to our reputation, or adverse verdicts or costly settlements, and could have a material adverse effect on our business, financial condition and results of operations.
Quality is extremely important to us and our customers due to the serious and costly consequences of product failure, and our business exposes us to potential product liability risks that are inherent in the design, manufacture and marketing of medical devices and services. In addition, our products may be used in intensive care settings with immunocompromised and seriously ill patients. Component failures, manufacturing defects or design flaws could result in an unsafe condition or injury to, or death of, a patient or other user of our products. These problems could lead to the recall of, or issuance of a safety alert relating to, our products and could result in unfavorable judicial decisions or settlements arising out of product liability claims and lawsuits, including class actions, which could negatively affect our business, financial condition and results of operations. In particular, a material adverse event involving one of our products could result in reduced market acceptance and demand for all products offered under our brand and could harm our reputation and ability to market products in the future.
High quality products are critical to the success of our business. If we fail to meet the high standards we set for ourselves and that our customers expect, and if our products are the subject of recalls, safety alerts or other material adverse events, our reputation could be damaged, we could lose customers and our revenue could decline.
Any product liability claim brought against us, with or without merit, could be costly to defend and resolve. Any of the foregoing problems, including product liability claims or product recalls in the future, regardless of their ultimate outcome, could harm our reputation and have a material adverse effect on our business, financial condition and results of operations.
We have limited experience selling our products to healthcare facilities, and we might be unsuccessful in increasing our sales.
Our business strategy depends largely on our ability to sell our products to hospitals and other healthcare facilities. We have limited experience with respect to sales and marketing, and in particular marketing to hospitals and healthcare facilities. If we are unsuccessful at manufacturing, marketing and selling our products, our business, financial condition and results of operations will be materially adversely affected.
Our results of operations could be negatively impacted if we are unable to capitalize on research and development spending.
We have and intend to continue to spend a significant amount of time and resources on research and development projects in order to develop and validate new and innovative products. We believe these projects will result in the commercialization of new products and will create additional future sales. However, factors including regulatory delays, safety concerns or patent disputes could delay the introduction or marketing of new products. We may experience an unfavorable impact on our business and financial condition if we are unable to capitalize on those efforts to successfully market new products.
Our success will depend partly on our ability to operate without infringing or misappropriating the proprietary rights of others.
We may be sued for infringing or misappropriating the proprietary rights of others. We may have to pay substantial damages, including treble damages, for past infringement if it is ultimately determined that our products or technology infringe a third party’s proprietary rights. Other companies may have filed patent applications on concepts similar to the concepts underlying our technologies and products. In addition, patents may be issued covering UV-C LED technology or other technologies or methods of air purification that could prevent us from developing our technologies or products, or that relate to certain other aspects of technology that we utilize or expect to utilize.
From time to time, we may receive invitations from third parties to license patents owned or controlled by such parties. We will evaluate these requests and may consider obtaining licenses that are compatible with our business objectives. However, we may not be able to obtain licenses on acceptable terms, if at all.

Our inability to operate without infringing upon the proprietary rights of others or a failure to obtain or maintain any necessary licenses could have a material adverse effect on our business, financial condition or results of operations.
We may collaborate with third parties to help develop certain technologies.
We may seek out collaboration opportunities to extend our UV-C LED air purification technology to the integrated air handling systems of large buildings, elevators and commercial aircraft. During the year ended December 31, 2021, we accelerated our development of air purification equipment utilizing our proprietary, patented SteriDuct technology for elevators in the Pūrgo Lift unit, and we have engaged a veteran of the elevator industry to continue to develop that product.
We also may create strategic alliances with aviation industry suppliers to provide both ground-based and in-flight air purification systems. There can be no assurances that we will enter into any such collaborations or that they will be successful. If our collaborations are not successful, it may impact our ability to develop new technologies and products, which could adversely impact our business, financial condition and results of operations. Further, such collaborations may introduce additional risk with respect to possible unauthorized use or infringement upon our intellectual property rights by the third-parties with whom, if any, we ultimately engage in strategic collaborations.
We may not be able to achieve or maintain satisfactory pricing and margins for our products, which could harm our business and results of operations.
We can give no assurance that we will be able to maintain satisfactory prices for our Pūrgo and Pūrgo Lift devices and other products we develop in the future. If we are forced to lower the price we charge for our Pūrgo and Pūrgo Lift devices, our gross margins will decrease, which will harm our ability to invest in and grow our business. If we are unable to maintain our prices, or if our costs increase due to inflation or otherwise and we are unable to offset such increase with an increase in our prices, our margins could erode, which could harm our business, financial condition and results of operations.
Risks Related to Molekule’s Business
Molekule is an early-stage company with a history of losses. Molekule has not been profitable historically and may not achieve or maintain profitability in the future.
Molekule had net losses in each year from its inception, including net losses of $64.2 million and $30.6 million for the years ended December 31, 2021 and 2020, respectively. Molekule believes it will continue to incur operating losses and negative cash flow in the near-term as it continues to invest significantly in its business, in particular across its sales and marketing programs. These investments may not result in increased revenue or growth in Molekule’s business.
As of and for the years ended December 31, 2021 and 2020, Molekule had $15.9 million and $37.4 million in unrestricted cash and cash equivalents, respectively. In connection with the preparation of Molekule’s financial statements for the year ended December 31, 2021, Molekule’s management team concluded that there was substantial doubt about the company’s ability to continue as a going concern. See Note 2 to Molekule’s audited consolidated financial statements for the year ended December 31, 2021, included elsewhere in this information statement/prospectus. Molekule’s ability to continue as a going concern is dependent upon Molekule’s ability to increase revenues, improve operating cash flow and/or raise capital from financing transactions. There can be no assurance that Molekule will be successful in accomplishing its objectives. Without such additional capital, Molekule may be required to curtail or cease operations.
Further, revenue growth and growth in Molekule’s customer base may not be sustainable, and Molekule may not achieve sufficient revenue to achieve or maintain profitability. Molekule may incur significant losses in the future for a number of reasons and may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. As a result, Molekule’s losses may be larger than anticipated, it may incur significant losses for the foreseeable future, and it may not achieve profitability when expected, or at all. If Molekule achieves profitability, Molekule may not be able to maintain or increase profitability.

Molekule’s limited operating history and rapid growth makes evaluating its current business and future prospects difficult and may increase the risk of investment.
Since 2015, Molekule has experienced substantial growth, and Molekule is attempting to continue to grow its business. Molekule’s limited operating history may make it difficult to evaluate its current business and future prospects, as Molekule continues to grow its business. Molekule’s ability to forecast its future revenue and operating results is subject to a number of uncertainties, including its ability to plan for and model future growth. Molekule has encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly evolving industries as it continues to grow its business. If Molekule’s assumptions regarding these uncertainties, which it uses to plan its business and budget for its expenses, are incorrect or change in reaction to changes in its markets, or if it does not address these risks successfully, its operating and financial results could differ materially from its expectations and its business could suffer.
Further, in connection with its substantial growth, Molekule has made, and expects to continue to make, significant investments in its business, including investments in its manufacturing, technology, marketing and sales efforts. These investments include an investment to expand the capabilities of Molekule’s facilities, increased staffing and further market expansion. If Molekule’s business does not generate the level of revenue required to support this investment, its net sales and profitability will be adversely affected.
Molekule may not manage its growth effectively. Its ability to effectively manage its anticipated growth and expansion of its operations will also require Molekule to enhance its operational, financial and management controls and infrastructure, human resources policies and reporting systems. This expansion will place a significant strain on Molekule’s management, as well as its operational and financial resources. To manage the growth of its operations and personnel, Molekule must establish appropriate and scalable operational and financial systems, procedures and controls and establish and maintain a qualified finance, administrative and operations staff. Molekule may be unable to hire, train, retain and manage the necessary personnel or to identify, manage and exploit potential strategic relationships and market opportunities, which will negatively impact its business, operating results, financial condition and prospects.
Molekule operates in an industry that is competitive and subject to technological change.
The air purification industry is characterized by intense competition and rapid technological change, and Molekule competes with other companies on a variety of factors, including price, product features and services. Molekule’s products compete broadly with other companies offering air purification technology, including large air purifier manufacturers, such as Blueair, a brand owned by Unilever PLC, Dyson and Levoit. Some of Molekule’s competitors have significantly greater financial and marketing resources than Molekule or are more specialized than Molekule is with respect to particular markets.
Many competitors have longer operating histories, larger customer bases, and greater financial, research and development, technical, marketing and sales, and personnel resources than Molekule. Given their capital resources, larger companies that compete or may compete with Molekule in the future, are better positioned relative to Molekule to substantially increase their manufacturing capacity, research, and development and marketing efforts or to withstand any significant reduction in orders by customers. Such larger companies typically have broader and more diverse product lines and market focus and thus are not as susceptible to downturns or seasonality in a particular market. In addition, some of Molekule’s competitors have been in operation much longer than it has been and therefore may have more longstanding and established relationships with current and potential customers, established sales and distribution networks, significant goodwill, and global name recognition.
Because Molekule is small and does not have a significant amount of capital, it must limit its activities. Molekule’s relative lack of capital and resources may adversely affect its ability to compete with large entities that produce and market air purifier products. Furthermore, it may become necessary for Molekule to reduce its prices in response to competition. A reduction in prices of Molekule’s products could adversely affect its revenues and profitability.
In addition, other entities not currently offering products similar to Molekule may enter the market. Any delays in the general market acceptance of Molekule’s products may harm its competitive position.

Any such delay would allow its competitors additional time to improve their service or product offerings and provide time for new competitors to develop. Increased competition may result in pricing pressures, reduced operating margins and loss of market share, which could have an adverse effect on Molekule’s business, operating results, and financial condition.
If Molekule’s competition is better able to develop and market products or services that are cheaper, safer, more effective, or otherwise more appealing to consumers, it may be unable to effectively compete.
Molekule relies on third-party manufacturers and is dependent on their quality and effectiveness.
Molekule relies on certain third parties to manufacture Molekule’s products and product components. In particular, Molekule outsources the majority of the manufacture and assembly of its air purifiers to Inventec Appliances Corporation (“IAC”), and Molekule also outsources the production of its filters to Columbus Industries, Inc. (“Columbus Industries”). The failure to achieve and maintain high manufacturing standards, including failure to detect or control unexpected events or unanticipated manufacturing errors, or the frequent occurrence of such errors, could result in delays or failures in product testing or delivery, cost overruns, product recalls or withdrawals and other problems that could seriously hurt Molekule’s business. Third-party manufacturers can encounter difficulties involving manufacturing processes, facilities, operations, production yields, quality control, compliance, and shortages of qualified personnel.
The current term of Molekule’s agreement with IAC will end in July 2023, at which time the agreement will automatically renew for an additional one-year term, subject to a six-month notice by either party of its intent not to renew. The current term of Molekule’s agreement with Columbus Industries will expire in 2023 and is automatically renewable for an additional two-year term, subject to a 12-month notice by either party of its intent not to renew. If for any reason Molekule is unable to renew these agreements or if Molekule’s third-party manufacturers are unable or unwilling to perform, Molekule may not be able to terminate its agreements with them, and Molekule may not be able to locate alternative manufacturers or enter into favorable agreements with them, nor can Molekule be certain that any such third parties will have the manufacturing capacity to meet future requirements. If these manufacturers, or any alternate manufacturer, experience any significant difficulties in their respective manufacturing processes for Molekule’s products or product components, or should these manufacturers cease doing business with Molekule, Molekule could experience significant interruptions in the supply of its products or may not be able to create a supply of its products at all. Were Molekule to encounter manufacturing issues, Molekule’s ability to produce a sufficient supply of its products might be negatively affected. Molekule’s inability to coordinate the efforts of its third-party manufacturers, or the lack of capacity available at its third-party manufacturers, could impair Molekule’s ability to supply its products at required levels.
Molekule cannot guarantee its manufacturing and assembly partners will be able to manufacture Molekule’s products at commercial scale on a cost-effective basis. If the commercial-scale manufacturing costs of Molekule’s products are higher than expected, these costs may significantly impact Molekule’s operating results.
Disruption of Molekule’s supply chain could have an adverse impact on its business, financial condition, and results of operations.
Molekule’s ability to manufacture, assemble, transport, and sell its products is critical to its success. Damage or disruption to Molekule’s supply chain, including third-party manufacturing, assembly or transportation and distribution capabilities, due to weather, including any potential effects of climate change, natural disaster, fire or explosion, terrorism, pandemics (such as the ongoing COVID-19 pandemic), strikes, government action, or other reasons beyond Molekule’s control or the control of its suppliers, manufacturers and business partners, could impair Molekule’s ability to manufacture or sell its products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from or manufactured by a single supplier, manufacturer or location, could adversely affect Molekule’s business or financial results.
Molekule cannot provide assurances that its third-party suppliers will not experience delays in production, shipping or work shortages as a result of the ongoing COVID-19 pandemic, or that such third-party supplies will be able to dedicate sufficient resources to meet its scheduled delivery requirements or that its suppliers will have sufficient resources to satisfy its requirements during any period of sustained demand. Moreover, the global nature of the ongoing COVID-19 pandemic could result in there being fewer alternative suppliers. As a result of the ongoing COVID-19 pandemic, Molekule has experienced significant delays in receiving shipments of its air purifiers from Malaysia to its facility in Fremont, California, as shipping times have increased from approximately 47 days before March 2020, up to approximately 82 days during the first quarter of 2021, to approximately 60 days currently.
Failure of suppliers or manufacturers to supply or manufacture, or delays in supplying or manufacturing, Molekule’s raw materials, components or products, or allocations in the supply of certain high demand raw materials or components, for any reason, could materially adversely affect Molekule’s operations and its ability to meet its own delivery schedules on a timely and competitive basis. Additionally, Molekule’s third-party suppliers or manufacturers may provide Molekule with raw materials, components or products that fail to meet its expectations or the expectations of its customers, which could subject Molekule to product liability claims, other claims and litigation, which could have an adverse effect on Molekule’s business, operating results, and financial condition. In particular, disputes with significant suppliers and manufacturers, including disputes regarding pricing or performance, could adversely affect Molekule’s ability to supply products to its customers and could materially and adversely affect Molekule’s product sales, financial condition, and results of operations.
Molekule cannot accurately predict future revenues or profitability in the evolving market for air purification technology and products.
The market for air purification technology and products is rapidly evolving. As is typical for a rapidly evolving industry, demand for and market acceptance of recently introduced products are subject to a high level of uncertainty and may be influenced by uncertain economic conditions or the existence or absence of seasonal wildfires or health epidemics. For example, uncertain economic conditions may affect a prospective customer’s discretionary income and willingness to purchase Molekule’s air purifiers, and the absence of seasonal wildfires or health epidemics could negatively impact the demand for Molekule’s air purifiers. Moreover, since the market for Molekule’s products is evolving, it is difficult to predict the future growth rate, if any, and size of this market. Because of Molekule’s limited operating history and the emerging nature of the markets in which it competes, Molekule may be unable to accurately forecast its revenues or its profitability. The market for its products and the long-term acceptance of its products are uncertain, and Molekule’s ability to attract and retain qualified personnel with industry expertise, particularly sales and marketing personnel, is uncertain. To the extent Molekule is unsuccessful in increasing revenues, it may be required to appropriately adjust spending to compensate for any unexpected revenue shortfall, or to reduce its operating expenses, causing it to forego potential revenue generating activities, either of which could have a material adverse effect on Molekule’s business, operating results and financial condition.
If Molekule does not successfully anticipate market needs and develop products and services that meet those needs, or if those products and services do not gain market acceptance, its business, operating results and financial condition will be adversely impacted.
Molekule may not be able to anticipate future market needs or be able to improve its products or to develop new products and services to meet such needs on a timely basis, if at all. In addition, Molekule’s inability to diversify beyond its current offerings could adversely affect its business. Any new products and applications or product and application enhancements that Molekule introduces may not achieve any significant degree of market acceptance from current or potential customers, which would adversely affect Molekule’s business, operating results, financial condition and profitability. In addition, the introduction of new products or applications, or enhancements to existing products or applications, may decrease customer demand for Molekule’s products and services, including ongoing subscriptions for Molekule’s air filters, or future purchases of Molekule’s products, thereby offsetting the benefit of even a successful product or service introduction. Any of the foregoing could adversely impact Molekule’s business, operating results and financial condition.

Molekule has invested and expects to continue to invest in research and development efforts that further enhance its products and technology. Such investments may affect its operating results and liquidity, and, if the return on these investments is lower or develops more slowly than Molekule expects, its revenue and operating results may suffer.
Molekule has invested and expects to continue to invest in research and development efforts that further enhance its products. These investments may involve significant time, risks and uncertainties, including the risk that the expenses associated with these investments may affect Molekule’s margins, operating results and liquidity and that such investments may not generate sufficient revenues to offset liabilities assumed and expenses associated with these new investments. The air purification industry changes rapidly as a result of technological and product developments, which may render Molekule’s products and technology, including its PECO technology, less effective. Molekule believes that it must continue to invest a significant amount of time and resources in its products and technology to maintain and improve its competitive position. If Molekule does not achieve the benefits anticipated from these investments or if the achievement of these benefits is delayed, Molekule’s business, operating results and prospects may be materially adversely affected.
If Molekule’s products fail to perform as expected, its ability to develop, market and sell its products could be harmed.
Molekule offers three air purifier products: the Air Mini+, the Air Pro and the Air Pro RX. The successful commercialization of these products and any future products is highly uncertain and subject to a number of risks. These risks include, but are not limited to: (i) the possibility that Molekule’s products will be found to be less effective than anticipated or fail to receive necessary regulatory clearances; (ii) that the products, even if effective, will be difficult to scale up or manufacture at commercial levels or uneconomical to market; (iii) that proprietary rights of third parties will preclude Molekule from using such technologies or marketing such products; and (iv) that third parties will use or market superior or equivalent technologies or products.
Molekule’s products may contain defects in design and manufacture that may cause them to not perform as expected or that may require repairs, recalls and design changes. Molekule has a limited frame of reference from which to evaluate the long-term performance of its products and, if its products or any additional products or applications of Molekule’s technology that it may develop in the future, fail to perform as expected, customers may return their products, cancel pending deliveries or terminate further orders and Molekule may need to initiate product recalls, each of which could adversely affect its sales and reputation and could adversely affect Molekule’s business, operating results and financial condition.
Molekule’s future success will depend on its ability to implement its business strategy and to develop and introduce, on a timely basis, products that address the evolving needs of its customers. If Molekule is unable to develop, validate and scale the technology necessary to compete successfully with existing or newly emerging technologies, or if it is unable to develop products based on these technologies, its business, operating results, and financial condition could be seriously harmed.
Molekule’s business activities have been, and may continue to be, disrupted due to the ongoing global COVID-19 pandemic.
Molekule faces various risks and uncertainties related to the ongoing global COVID-19 pandemic. Since the first quarter of 2020, the pandemic has led to periods of disruption and volatility in the global economy and capital markets, which has increased the cost of capital and adversely impacted access to capital. During 2020 and, to a lesser extent, 2021 and 2022, the government-enforced travel restrictions, quarantines and business closures around the world that occurred periodically in response to the pandemic have significantly impacted Molekule’s ability to manufacture, sell and distribute its products to customers around the world. For example, as a result of the global COVID-19 pandemic, Molekule temporarily closed all its offices, and has continued to incur additional lease expenses for a lease that could not be terminated. The pandemic has, and may continue to, disrupt Molekule’s third-party manufacturers and supply chain, and its ability to fulfill orders for its products. Furthermore, if significant portions of Molekule’s workforce are unable to work effectively, including because of illness, quarantines, government actions, facility closures, remote working or other restrictions in connection with the ongoing global COVID-19 pandemic, Molekule’s operations will likely be adversely impacted.
It is not currently possible to reliably project the direct impact of the ongoing COVID-19 pandemic on Molekule’s operations. For example, governmental mandates related to the ongoing global COVID-19 pandemic, among other factors, have negatively impacted, and may continue to impact, personnel and operations at third-party manufacturing and component part supplier facilities in the United States and around the world, creating logistics and supply chain bottlenecks across many industries. These disruptions have adversely impacted the availability and cost of raw materials and component parts. For example, various electronic components and semi-conductor chips have become increasingly difficult to source, and when available, may be subject to substantially longer lead times and higher costs than historically applicable. Molekule expects these ongoing global logistics and supply chain bottlenecks and component shortages may adversely impact its ability to source component parts at favorable prices (if at all) and may result in delays in, or reduced output from, Molekule’s third-party manufacturing activities. Higher component costs and/or delays in Molekule’s ability to manufacture and distribute its products could have a material adverse effect on its sales, revenues, and operating results.
To the extent the ongoing COVID-19 pandemic adversely affects Molekule’s business, operating results, and financial condition, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, including but not limited to those relating to cyber-attacks and security vulnerabilities or interruptions or delays due to third parties.
Changes in Molekule’s product and channel mix may impact its gross margins and financial performance.
Molekule’s financial performance may be affected by the mix of products — Air Mini+, Air Pro, Air Pro RX and corresponding filters and filter subscriptions — it sells during a given period. Different products as well as different methods of distribution have different margins and therefore Molekule’s gross margins may fluctuate based on the mix of products sold or sales channels through which products are sold in a given period. If Molekule’s product or channel mix shifts too far into lower gross margin products or sales in a given period and it is not able to sufficiently reduce the production and other costs associated with those products or sales or substantially increase the sales of its higher gross margin products, Molekule’s profitability could be reduced. Additionally, the introduction of new products or services may further heighten quarterly fluctuations in gross profit and gross profit margins due to manufacturing ramp-up and start-up costs as well as new product introduction pricing strategies. Other factors that may negatively affect Molekule’s gross profit include increases in freight and material costs, as well as increased promotional discounting. Molekule may experience significant quarterly fluctuations in gross profit margins or operating income or loss due to the impact of the mix of products, channels or geographic areas in which it sells its products from period to period.
Changes in Molekule’s pricing model, including due to price competition, could negatively impact Molekule’s business, including its gross margins and operating results.
Molekule has limited experience with respect to determining the optimal prices for its products and subscription models and, as a result, Molekule has in the past, and expects that it may in the future, need to change its pricing model from time to time, which could impact its financial results. Further, Molekule can give no assurance that it will be able to maintain satisfactory prices for its Air Mini+, Air Pro and the Air Pro RX and other products it may develop in the future. If Molekule is forced to lower the price it charges for its products, including due to the prices of its competitors, its gross margins will decrease, which may harm Molekule’s ability to invest in and grow its business. If Molekule is unable to maintain its prices, or if its costs increase and it is unable to offset such increase with an increase in its prices, Molekule’s margins could erode.
In addition, as the market for Molekule’s products grows, as new competitors introduce competitive products, or as Molekule introduces new products or enters into new markets, Molekule may be unable to attract new customers at the same price or based on the same pricing models it has historically used. Pricing decisions may also impact the mix of adoption among Molekule’s product offerings and negatively impact its overall revenue. Moreover, competition may require Molekule to make substantial price concessions.

Molekule’s business, operating results and financial condition may be adversely affected by any of the foregoing, and Molekule may have increased difficulty achieving profitability.
Molekule has limited experience selling its products to healthcare, hospitality and education and government facilities, and it might be unsuccessful in increasing its sales.
Molekule’s business-to-business channel strategy depends in part on its ability to sell its products to healthcare, hospitality and education and government facilities. Molekule launched the Molekule Air Platform specifically to address the needs of companies returning to in-person office and work arrangements, and Molekule has limited information to-date in order to fully understand if the needs of its customers will support this business channel strategy. If Molekule is unsuccessful at manufacturing, marketing and selling its products and services, its business, operating results and financial condition will be materially adversely affected.
Increasing costs for manufactured components, raw materials, transportation, health care and energy prices may adversely affect Molekule’s profitability.
Molekule uses a broad range of manufactured components and raw materials in its products, including aluminum, semiconductors, resin, filtration media and equipment such as fans and motors. Materials, wages and subcontracting costs comprise a significant portion of Molekule’s total costs. The current economic environment, including increasing interest rates and inflation, has resulted, and may continue to result, in price volatility and an increase of these costs. Further increases in the price of these items could further materially increase Molekule’s operating costs and materially adversely affect its profit margins. Similarly, transportation, steel and health care costs have risen steadily over the past few years and represent an increasing burden for Molekule. Although Molekule tries to contain these costs whenever possible, and although it tries to pass along increased costs in the form of price increases to its customers, Molekule may be unsuccessful in doing so, and even when successful, the timing of such price increases may lag significantly behind its incurrence of higher costs.
Customers may cancel, delay or return their orders of Molekule’s products. As a result, Molekule’s backlog may not be indicative of Molekule’s future revenue.
Customers may cancel, delay or return their orders of Molekule’s products for reasons beyond Molekule’s control, including for reasons related to and exacerbated by the ongoing global COVID-19 pandemic.
Molekule offers a 30-day trial to its retail customers, pursuant to which, subject to certain conditions, customers may return their ordered product in exchange for a full refund, including any shipping charges associated with that order. If a retail customer elects to return their product, Molekule may not be able to refurbish such unit for a subsequent sale and may ultimately be unable to realize a profit for that unit.
If orders are delayed, the timing of Molekule’s revenues could be affected and orders may remain in Molekule’s backlog for extended periods of time. Revenue recognition occurs at time of product shipment and is subject to unanticipated delays. If Molekule receives relatively large orders in any given quarter, fluctuations in the levels of its quarterly backlog can result because the backlog in that quarter may reach levels that may not be sustained in subsequent quarters. As a result, Molekule’s backlog may not be indicative of its future revenues.
Molekule’s business is subject to seasonal sales which could result in volatility in Molekule’s operating results, some of which may not be immediately reflected in its financial position and results of operations.
Molekule’s business may be affected by the general seasonal trends common to the retail and air purification markets. These include, but are not limited to:
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seasonal demand associated with the holiday season in the fourth quarter of each year; and

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increased interest in air purification products associated during periods of increased natural disasters, such as seasonal wildfires in California and the Pacific Northwest which typically take place in late summer.

This seasonality may adversely affect Molekule’s business and cause its results of operations to fluctuate.
Defects in the manufacturing of Molekule’s products that give rise to part or product failures for its customers, may result in product liability or warranty or other claims that could lead to material expenses, diversion of management time and attention and damage to Molekule’s reputation.
Molekule’s products and technology are complex and may contain undetected defects or errors that, despite testing, are not discovered until after such product and technology has been used. This could result in claims from customers or others, which may result in litigation, increased end user warranty, support and repair or replacement costs, damage to Molekule’s reputation and business, or significant costs and diversion of support and engineering personnel to correct the defect or error. Molekule may from time to time become subject to warranty or product liability claims related to product quality issues that could lead it to incur significant expenses.
Molekule attempts to include provisions in its agreements and purchase orders with customers that are designed to limit its exposure to potential liability for damages arising from defects or errors in its products. However, it is possible that these limitations may not be effective as a result of unfavorable judicial decisions or laws enacted in the future.
The sale and support of Molekule’s products entails the risk of product liability claims. Any product liability claim brought against Molekule, regardless of its merit, could result in material expense, diversion of management time and attention, damage to its business and reputation and brand, and could cause Molekule to fail to retain existing customers or to fail to attract new customers.
Molekule’s facilities, as well as the facilities of its third-party manufacturers, are vulnerable to disruption due to natural or other disasters, strikes and other events beyond Molekule’s or its manufacturers’ control.
A major earthquake, fire, tsunami, hurricane, cyclone or other disaster, such as a pandemic, major flood, seasonal storms, nuclear event or terrorist attack affecting Molekule’s facilities or the area in which it is located, or affecting those of its third-party manufacturers, could significantly disrupt Molekule’s or their operations and delay or prevent product production and distribution during the time required to repair, rebuild or replace Molekule’s or its third-party manufacturers’ damaged facilities. These delays could be lengthy and costly. If any of its third-party manufacturers’ facilities are negatively impacted by such a disaster, production and distribution of Molekule’s products could be delayed, which can impact the period in which Molekule recognizes the revenue related to the sale of those products. Additionally, customers may delay purchases of Molekule’s products until operations return to normal. Even if Molekule is able to respond quickly to a disaster, the continued effects of the disaster could create uncertainty in its business operations. In addition, concerns about terrorism, the effects of a terrorist attack, political turmoil, labor strikes, war (including the war in Ukraine) or the outbreak of epidemic diseases (including the outbreak of COVID-19 and variants) could have a negative effect on Molekule’s operations and sales.
If Molekule is unable to complete and implement its plan to manufacture, fulfill and ship some of its products from its in-house facility, its profitability may suffer.
Molekule has not yet fully implemented its business plans to manufacture, fulfill and ship some of its products entirely from its in-house facility. In particular, Molekule has been coating filter media with its proprietary blend of chemicals using a company called TSG Finishing, and it continues to rely on third-party manufacturers, such as Columbus Industries, for all of the supply in its filter product lines. Molekule has established a manufacturing line to coat its filter media with chemicals at the Peco-Zero facility in Lakeland, Florida, which has been operational since September 2022. Both product improvement and incremental profits in Molekule’s business are expected from successfully coating filter media in-house. While having the capability to meet a portion of the demand for filters from manufacturing lines set up in the Peco-Zero facility is expected to improve Molekule’s margins and lower dependency on suppliers, to the extent these efforts are unsuccessful, Molekule may need to write down certain of its investments, and its profitability could suffer as a result.

Maintenance, expansion and refurbishment of Molekule’s in-house manufacturing facilities, the construction of new facilities and the development and implementation of new manufacturing processes involve significant risks.
Molekule’s existing facilities and any of its future facilities may require regular or periodic maintenance, upgrading, expansion, refurbishment or improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, could reduce its facilities’ production capacity below expected levels, which would reduce Molekule’s production capabilities and ultimately its revenues. Unanticipated capital expenditures associated with maintaining, upgrading, expanding, repairing, refurbishing or improving Molekule’s facilities may also reduce its profitability. Molekule’s facilities also may be subject to unanticipated damage as a result of natural disasters, terrorist attacks or other events.
Any major modifications Molekule makes to its facilities likely would result in substantial additional capital expenditures and could prolong the time necessary to bring the facility online. Molekule also may choose to refurbish or upgrade its facilities based on its assessment that such activity will provide adequate financial returns. However, such activities require time for development and capital expenditures before commencement of commercial operations, and key assumptions underpinning a decision to make such an investment may prove incorrect, including assumptions regarding construction costs and timing, which could harm Molekule’s business, operating results, financial condition and cash flows.
Finally, Molekule may not be successful or efficient in developing or implementing new production processes. Innovation in production processes involves significant expense and carries inherent risks, including difficulties in designing and developing new process technologies, development and production timing delays, and product defects. Disruptions in the production process can also result from errors, defects in materials, delays in obtaining or revising operating permits and licenses, returns of product from customers, interruption in Molekule’s supply of materials or resources and disruptions at Molekule’s facilities due to accidents, maintenance issues or unsafe working conditions, all of which could affect the timing of production ramps.
Molekule is dependent on management and key personnel, and its business would suffer if it fails to retain its key personnel and attract additional highly skilled employees.
Molekule’s success depends on the specialized skills of its management team and key operating personnel, particularly those of its Chief Executive Officer, Jonathan Harris, and its Chief Operating Officer and Chief Financial Officer, Ritankar “Ronti” Pal. This may present particular challenges as Molekule operates in a specialized industry, which may make replacement of its management team and key operating personnel difficult. A loss of any of Molekule’s managers or key employees, or their failure to satisfactorily perform their responsibilities, could have an adverse effect on its business, operating results, financial condition and prospects.
Molekule’s success has been dependent, and will continue to depend, on its ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of its organization, particularly research and development and marketing and sales. Trained and experienced personnel are in high demand and may be in short supply. Many of the companies with which Molekule competes for experienced employees have greater resources than it and may be able to offer more attractive terms of employment. In addition, Molekule invests significant time and expense in training employees, which increases their value to competitors that may seek to recruit them. Molekule may not be able to attract, develop and maintain the skilled workforce necessary to operate its business, and labor expenses may increase as a result of a shortage in the supply of qualified personnel, which will negatively impact its business, operating results, financial condition and prospects. Each member of senior management, as well as Molekule’s key employees, may terminate employment without notice and without cause or good reason. The members of Molekule’s senior management, except for Mr. Harris and Mr. Pal, are not subject to non-competition agreements. Accordingly, the adverse effect resulting from the loss of certain members of senior management could be compounded by Molekule’s inability to prevent them from competing with it.
Molekule relies on its information technology systems to manage numerous aspects of its business and a disruption of these systems could adversely affect its business.
Molekule relies on its information technology systems to manage numerous aspects of its business, including to efficiently purchase materials, components and products from its suppliers and manufacturers, provide procurement and logistic services, ship products to its customers, manage its accounting and financial functions, including its internal controls, and maintain its research and development data. Molekule’s information technology systems are an essential component of its business and any disruption could significantly limit its ability to manage and operate its business efficiently. A failure of Molekule’s information technology systems to perform properly could disrupt its supply chain, product development and customer experience, which may lead to increased overhead costs and decreased sales and have an adverse effect on its reputation and financial condition. In addition, during the ongoing global COVID-19 pandemic, a substantial portion of Molekule’s employees have conducted work remotely, making Molekule more dependent on potentially vulnerable communications systems and making it more vulnerable to cyberattacks.
Although Molekule takes steps and incurs significant costs to secure its information technology systems, including its computer systems, internet sites, email and other telecommunications and data networks, Molekule’s security measures may not be effective and its systems may be vulnerable to damage or interruption. The failure of any such systems or the failure of such systems to scale as Molekule’s business grows could adversely affect its results of operations. Disruption to Molekule’s information technology systems could result from power outages, computer and telecommunications failures, computer viruses, cyber-attacks or other security breaches, catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes, acts of war or terrorism and usage errors by its employees.
Molekule’s reputation and financial condition could be adversely affected if, as a result of a significant cyber-event or otherwise:
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its operations are disrupted or shut down;

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Molekule’s or its customers’ or employees’ confidential, proprietary information is stolen or disclosed;

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it incurs costs or is required to pay fines in connection with stolen customer, employee or other confidential information;

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it must dedicate significant resources to system repairs or increase cyber security protection; or

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it otherwise incurs significant litigation or other costs.

If Molekule’s computer systems are damaged or cease to function properly, or if Molekule does not replace or upgrade certain systems, it may incur substantial costs to repair or replace them and may experience an interruption of its normal business activities or loss of critical data. Any such disruption could adversely affect Molekule’s reputation and financial condition.
Molekule also relies on information technology systems maintained by third parties, including third-party cloud computing services and the computer systems of its suppliers, manufacturers, retailers and resellers for both its internal operations and its customer-facing infrastructure. These systems are also vulnerable to the types of interruption and damage described above but Molekule has less ability to take measures to protect against such disruptions or to resolve them if they were to occur. Information technology problems faced by third parties on which Molekule relies could adversely impact its business and financial condition as well as negatively impact its brand reputation.
Molekule’s digital marketing and social media efforts may expose it to certain risks.
Molekule’s marketing efforts currently include various initiatives, including digital marketing on a variety of social media channels, such as Meta Platforms, search engine optimization on websites, such as Google, Bing, and Yahoo!, various branding strategies, and mobile “push” notifications and email. Molekule anticipates that sales and marketing expenses will continue to represent a significant percentage of its overall operating costs for the foreseeable future. Molekule has historically acquired a significant number of its customers through digital advertising on platforms and websites owned by Meta and Google. Molekule’s investments in sales and marketing may not effectively reach potential customers, potential customers may decide not to buy Molekule’s products, or customer spend for Molekule’s products may not yield the intended return on investment, any of which could negatively affect Molekule’s financial results.

Many factors, several of which are beyond Molekule’s control, may reduce its ability to acquire, maintain and further engage with customers, including:
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system updates to app stores and advertising platforms such as Instagram and Google, including adjustments to algorithms that may decrease user engagement or negatively affect Molekule’s ability to reach a broad audience;

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consumers opting out of the collection of certain personal information, including opting out of cookies, for marketing purposes;

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consumers opting out of the receipt of promotional emails or text messages;

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federal and state laws governing the use of personal information in marketing to potential or existing customers and patients, and the regulation of the use of discounts, promotions, and other marketing strategies in the healthcare industry;

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changes in advertising platforms’ pricing, which could result in higher advertising costs;

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changes in digital advertising platforms’ policies, such as those of Instagram and Google, that may delay or prevent Molekule from advertising through these channels, which could result in reduced traffic to and sales on Molekule’s website and the websites or stores of Molekule’s third-party resellers, or that may increase the cost of advertising through these channels;

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changes in search algorithms by search engines;

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ineffectiveness of Molekule’s marketing efforts and other spend to continue to acquire new customers;

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decline in popularity of, or governmental restrictions on, social media platforms where Molekule advertises;

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the development of new search engines or social media sites that reduce traffic on existing search engines and social media sites; and

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consumer behavior changes as a result of the ongoing global COVID-19 pandemic.

In addition, Molekule believes that many of its new customers originate from word-of-mouth and other non-paid referrals from existing customers, so Molekule must ensure that its existing customers are satisfied with and continue to derive value from its products and services in order to continue receiving those referrals. If Molekule’s efforts to satisfy its existing customers are not successful, it may not be able to attract new customers. Further, if its customer base does not continue to grow, Molekule may be required to incur significantly higher marketing expenses than it currently anticipates to attract new customers. A significant decline in Molekule’s customer base would have an adverse effect on its business, operating results and financial condition.
Global economic disruptions and inflation or stagflation could seriously harm Molekule’s business.
Broad-based business or economic disruptions could adversely affect Molekule’s business. For example, Russia’s invasion of Ukraine has prompted the United States and other countries to announce sanctions against Russia. The full effect of this military conflict and related sanctions on the global economy and Molekule’s existing and prospective customers, and as a result, Molekule’s business, remains uncertain. While the onset of the ongoing global COVID-19 pandemic underscored the urgency of bringing to market air purification solutions to help protect front-line healthcare workers, patients and the general population, associated business shutdowns or disruptions could impair Molekule’s ability to manufacture or sell its products, which would adversely affect its business, financial condition and results of operations.
Further, inflation or possible stagflation in the United States and other regions has the potential to adversely affect Molekule’s liquidity, business, financial condition and operating results by increasing its overall product cost structure, and which would negatively impact its business, particularly if it is unable to achieve the increases in product prices necessary to appropriately offset the additional costs sufficient to maintain margins. The existence of inflation in certain economies has resulted in, and may continue to result in, higher interest rates and capital costs, energy and shipping costs, increased costs of labor, weakening exchange rates and other similar effects. Although Molekule may take measures to mitigate the impact of this inflation, if these measures are not effective, Molekule’s business, financial condition, operating results and liquidity will be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact Molekule’s operating results and when the cost of inflation is incurred. Inflation and any economic challenges may also adversely impact spending patterns by Molekule’s customers. For example, the sale of Molekule’s products depends in part upon customer discretionary spending and economic conditions that adversely impact consumers’ ability and desire to spend discretionary income may reduce overall levels of spending on Molekule’s products.
Molekule could be materially adversely affected by negative publicity related to the proposed Merger.
Negative publicity and adverse press coverage related to the Merger could have a material adverse effect on Molekule. Adverse press coverage and other adverse statements, whether or not driven by political or public sentiment, may also result in investigations by regulators, legislators and law enforcement officials or in legal claims. Responding to negative publicity, adverse press coverage, or any such investigations and lawsuits, regardless of the ultimate outcome of the proceeding, can divert the time and effort of senior management from the management of Molekule’s business. Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, can have a negative impact on the reputation of Molekule, on the morale and performance of its employees and on Molekule’s relationships with its business partners. It may also have a negative impact on Molekule’s ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on Molekule’s business, financial condition, results of operations and cash flows.
Risks Related to Regulation for AeroClean and Molekule
AeroClean and Molekule are subject to continuing regulation by the FDA, and if AeroClean and Molekule fail to comply with regulations, including FDA and other state regulations, their businesses could suffer.
AeroClean, Molekule and the third-party suppliers and manufacturers they engage with to produce their air purifiers and filters are subject to FDA regulatory requirements, which include quality system regulations related to the manufacture of AeroClean’s and Molekule’s products, labeling regulations and medical device reporting (“MDR”) regulations. For example, MDR regulations require AeroClean and Molekule to report to the FDA if they become aware of information that reasonably suggests their air purifiers or component products may have caused or contributed to a death or serious injury, or have malfunctioned and the products or a similar product AeroClean or Molekule market would likely cause or contribute to a death or serious injury if the malfunction were to recur. AeroClean and Molekule are also required to report corrections and removals to the FDA where the correction or removal was initiated to reduce a risk to health posed by AeroClean’s or Molekule’s products or to remedy a violation of the Federal Food, Drug, and Cosmetic Act (the “FDCA”) caused by any AeroClean or Molekule product that may present a risk to health, and maintain records of other corrections or removals.
The manufacturing process for a product cleared as a medical device, such as Pūrgo, the Air Mini+, Air Pro and the Air Pro RX, is subject to FDA regulations. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as the FDA’s quality system regulations. Although AeroClean’s and Molekule’s agreements with their contract manufacturers require them to perform according to FDA quality system requirements, any of AeroClean’s or Molekule’s suppliers or manufacturers could fail to comply with such requirements or to perform their obligations to AeroClean or Molekule in relation to quality or otherwise. Under such circumstances, AeroClean or Molekule may choose or be forced to enter into an agreement with another third-party manufacturer, which AeroClean or Molekule may not be able to do on reasonable terms, if at all. If AeroClean or Molekule are required to change manufacturers for any reason, they must verify that the new manufacturer maintains facilities and procedures that comply with applicable quality standards and regulations. The delays associated with the qualification of a new contract manufacturer could negatively affect AeroClean’s or Molekule’s ability to produce their products in a timely manner or within budget.

The FDA regulates promotion, advertising and claims made with respect to FDA-regulated medical devices, including AeroClean’s Pūrgo device as well as Molekule’s Air Mini+, Air Pro and the Air Pro RX products. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties.
The FDA and state authorities have broad enforcement powers. AeroClean, Molekule and their third-party suppliers and manufacturers are subject to ongoing inspection by regulatory authorities from time to time. Any failure by AeroClean or Molekule or their third-party suppliers or manufacturers to comply with applicable regulatory requirements could result in enforcement actions by the FDA or state agencies, which may include any of the following sanctions:
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untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

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recall, termination of distribution, administrative detention, injunction or seizure of AeroClean’s or Molekule’s products;

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customer notifications or repair, replacement or refunds;

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operating restrictions or partial suspension or total shutdown of production;

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refusing or delaying AeroClean’s or Molekule’s requests for modifications to their air purifier devices, including Pūrgo, the Air Mini+, Air Pro and the Air Pro RX;

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withdrawing or suspending clearance that has already been granted;

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FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries; and

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criminal prosecution.

Any corrective action, whether voluntary or involuntary, as well as potentially defending themselves in a lawsuit, will require the dedication of AeroClean’s and Molekule’s time and capital, distract management from operating their business and may harm their reputation and financial results.
AeroClean and Molekule are subject to certain advertising and promotional regulations.
In addition to the laws and regulations enforced by the FDA, advertising for various services and for non-restricted medical devices is subject to federal truth-in-advertising laws enforced by the Federal Trade Commission (“FTC”), as well as comparable state consumer protection laws. AeroClean’s and Molekule’s efforts to promote medical device products via social media initiatives may subject them to additional scrutiny of their practices. For example, the FTC and other consumer protection agencies scrutinize all forms of advertising (whether in digital or traditional formats) for business services, consumer-directed products, and non-restricted medical devices to ensure that advertisers are not making false, misleading or unsubstantiated claims or failing to disclose material relationships between the advertiser and its products’ endorsers, among other potential issues. The FDA oversees the advertising and promotional labeling for restricted medical devices and ensures, among other things, that there is effective communication of, and a fair and balanced presentation of, the risks and benefits of such high-risk medical devices.
Under the Federal Trade Commission Act (“FTC Act”), the FTC is empowered, among other things, to (a) prevent unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce; (b) seek monetary redress and other relief for conduct injurious to consumers; and (c) gather and compile information and conduct investigations relating to the organization, business, practices, and management of entities engaged in commerce. The FTC has very broad enforcement authority, and failure to abide by the substantive requirements of the FTC Act and other consumer protection laws can result in administrative or judicial penalties, including injunctions affecting the manner in which AeroClean or Molekule would be able to market their products in the future, or criminal prosecution. Molekule is planning to increase, and AeroClean may increase, their respective advertising activities that may be subject to these federal and state truth-in-advertising laws. Any actual or perceived non-compliance with those laws could lead to an investigation by the FTC or a comparable state agency, or could lead to allegations of misleading advertising by private plaintiffs. Any such action against AeroClean or Molekule could disrupt their respective business operations, cause damage to their reputation, and result in a material adverse effect on their businesses.

For example, in November 2020, Molekule was named as a defendant in a class action lawsuit which alleged, among other things, that Molekule misrepresented the capabilities of its products. Molekule entered into a class-wide settlement of this matter, which required the dismissal of all remaining class action claims against the company, and the settlement was finalized on January 25, 2022. As a result of the settlement, as of the year ended December 31, 2021 and 2020, Molekule accrued a loss liability of $2.7 million. Any future litigation or actions against AeroClean or Molekule in the future could disrupt their business operations, cause damage to their reputation, and result in a material adverse effect on their businesses.
Significant additional governmental regulation could subject AeroClean or Molekule to unanticipated delays, which would adversely affect their sales and revenues.
AeroClean’s and Molekule’s business strategies depend in part on their ability to get their products into the market as quickly as possible. Additional laws and regulations, or changes to existing laws and regulations that are applicable to AeroClean’s and Molekule’s businesses, may be enacted or promulgated, and the interpretation, application or enforcement of existing laws and regulations may change. AeroClean and Molekule cannot predict the nature of any future laws, regulations, interpretations, applications or enforcement or the specific effects any of these might have on their businesses.
Any future laws, regulations, interpretations, applications or enforcement could delay or prevent regulatory clearance of AeroClean’s or Molekule’s products and their ability to market their products. Moreover, changes that result in AeroClean’s or Molekule’s failure to comply with the requirements of applicable laws and regulations could result in the types of enforcement actions by the FDA or other agencies as described above, all of which could impair their ability to have manufactured and to sell the affected products.
Molekule’s international operations subject it to a variety of risks and uncertainties that could adversely affect its business and operating results. Molekule’s business is subject to risks associated with manufacturing and selling its products in locations outside of the United States.
Molekule’s products and components are manufactured in facilities located in Malaysia, China and Mexico and its products are distributed in more than 10 countries around the world. Accordingly, Molekule faces significant operational risks from doing business internationally. For current and potential international customers whose contracts are denominated in U.S. dollars, the relative change in local currency values creates relative fluctuations in Molekule’s product pricing. These changes in international end-user costs may result in lost orders and reduce the competitiveness of Molekule’s products in certain foreign markets.
Other risks and uncertainties Molekule faces from global operations include:
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limited protection for the enforcement of contract and intellectual property rights in certain countries where Molekule may sell its products or work with suppliers, manufacturers, retailers, resellers or other third parties;

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potentially longer sales and payment cycles and potentially greater difficulties in collecting accounts receivable;

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costs and difficulties of customizing products for foreign countries;

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challenges in providing solutions across a significant distance, in different languages and among different cultures;

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laws and business practices favoring local competition;

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being subject to a wide variety of complex foreign laws, treaties and regulations and adjusting to any unexpected changes in such laws, treaties and regulations;

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compliance with U.S. laws affecting activities of U.S. companies abroad, including the U.S. Foreign Corrupt Practices Act (“FCPA”), and compliance with anti-corruption laws in other countries, such as the UK Bribery Act (“Bribery Act”);

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tariffs, trade barriers and other regulatory or contractual limitations on Molekule’s ability to sell or develop its products in certain foreign markets;

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operating in countries with a higher incidence of corruption and fraudulent business practices;

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changes in regulatory requirements, including export controls, tariffs and embargoes, other trade restrictions, competition, corporate practices and data privacy concerns;

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potential adverse tax consequences arising from global operations;

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rapid changes in government, economic and political policies and conditions; and

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political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events.

Molekule’s failure to effectively manage the risks and uncertainties associated with global operations could limit future growth of its business and adversely affect its business and operating results.
In particular, the majority of Molekule’s products are manufactured by IAC in facilities in Malaysia and China. In each of these countries, the government may exercise substantial control over certain sectors of the economy through regulation and state ownership. Changes in the laws and regulations of Malaysia or China, or in their interpretation or enforcement, including with respect to IAC’s operations, may significantly impact us. Further, tensions between the United States and China have led to a series of tariffs being imposed by the United States on imports from China mainland, as well as other business restrictions.
Changes in tax laws or tax rulings could materially affect AeroClean’s or Molekule’s financial position, operating results and cash flows.
The tax regimes AeroClean and Molekule are subject to or operate under, including income and non-income taxes, are unsettled and may be subject to significant change. Changes in tax laws, regulations, or rulings, or changes in interpretations of existing laws and regulations, could materially affect AeroClean’s and Molekule’s financial position and results of operations. For example, the 2017 Tax Cuts and Jobs Act (the “Tax Act”) made broad and complex changes to the U.S. tax code, including changes to U.S. federal tax rates, additional limitations on the deductibility of interest, both positive and negative changes to the utilization of future net operating loss (“NOL”) carryforwards, allowing for the expensing of certain capital expenditures, and putting into effect the migration from a “worldwide” system of taxation to a more territorial system. Future guidance from the IRS with respect to the Tax Act may affect AeroClean and Molekule, and certain aspects of the Tax Act could be repealed or modified in future legislation. The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) has already modified certain provisions of the Tax Act. In addition, it is uncertain if and to what extent various states will conform to the Tax Act, the CARES Act or any newly enacted federal tax legislation. The issuance of additional regulatory or accounting guidance related to the Tax Act could materially affect AeroClean’s and Molekule’s tax obligations and effective tax rate in the period issued. Molekule’s international operations are, and to the extent AeroClean expands internationally, its operations will be, subject to other jurisdictions with complex tax laws, the application of which can be uncertain. The amount of taxes AeroClean and Molekule pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have an adverse impact on AeroClean’s or Molekule’s liquidity and operating results. In addition, the authorities in several jurisdictions could review AeroClean’s or Molekule’s tax returns and impose additional tax, interest and penalties, which could have an impact on AeroClean or Molekule and on their operating results. In addition, many countries in Europe and a number of other countries and organizations, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could significantly increase AeroClean or Molekule’s tax obligations in the countries where they do business or require AeroClean or Molekule to change the manner in which they operate their businesses.
AeroClean and Molekule are subject to environmental, health and safety laws and regulations related to their operations, which could subject them to compliance costs and/or potential liability in the event of non-compliance.
AeroClean and Molekule are subject to various environmental laws and regulations governing their operations, including, but not limited to, emissions into the air and water and the use, handling, disposal and remediation of hazardous substances. A certain risk of environmental liability is inherent in AeroClean’s and Molekule’s production activities. These laws and regulations govern, among other things, the generation, use, storage, registration, handling and disposal of chemicals and waste materials, the presence of specified substances in electrical products, the emission and discharge of hazardous materials into the ground, air or water, the cleanup of contaminated sites, including any contamination that results from spills due to AeroClean’s or Molekule’s failure to properly dispose of chemicals and other waste materials and the health and safety of their employees. Under these laws, regulations and requirements, AeroClean and Molekule also could be subject to liability for improper disposal of chemicals and waste materials, including those resulting from the use of their products and accompanying materials by end-users. Accidents or other incidents that occur at AeroClean’s or Molekule’s facilities or involve their personnel or operations could result in claims for damages against them. Compliance with extensive environmental, health and safety laws could require material expenditures, changes in AeroClean’s or Molekule’s operations or site remediation. In addition, AeroClean and Molekule use hazardous materials in their businesses, and they must comply with environmental laws and regulations associated therewith. Any claims relating to improper handling, storage or disposal of these materials or noncompliance with applicable laws and regulations could be time consuming and costly and could adversely affect their business and operating results.
In the event AeroClean or Molekule are found to be financially responsible, as a result of environmental or other laws or by court order, for environmental damages alleged to have been caused by them or occurring on their premises, AeroClean or Molekule could be required to pay substantial monetary damages or undertake expensive remedial obligations. If AeroClean’s or Molekule’s operations fail to comply with such laws or regulations, they may be subject to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue their business activities. In addition, AeroClean or Molekule may be required to pay damages or civil judgments in respect of third-party claims, including those relating to personal injury (including exposure to hazardous substances that AeroClean or Molekule may generate, use, store, handle, transport, manufacture or dispose of), property damage or contribution claims. Some environmental laws allow for strict, joint and several liabilities for remediation costs, regardless of fault. AeroClean or Molekule may be identified as a potentially responsible party under such laws. The amount of any costs, including fines or damages payments that AeroClean or Molekule might incur under such circumstances could substantially exceed any insurance they have to cover such losses. Any of these events, alone or in combination, could have a material adverse effect on AeroClean’s or Molekule’s business, operating results and financial condition and could adversely affect their reputation.
In addition, the export of Molekule’s products internationally from its or its manufacturers’ production facilities subjects Molekule to environmental laws and regulations concerning the import and export of chemicals and hazardous substances such as the United States Toxic Substances Control Act and the Registration, Evaluation, Authorization and Restriction of Chemical Substances. These laws and regulations require the testing and registration of some chemicals that Molekule ships along with, or that form a part of, its products. If Molekule fails to comply with these or similar laws and regulations, it may be required to make significant expenditures to reformulate the chemicals that it uses in its products or incur costs to register such chemicals to gain and/or regain compliance. Additionally, Molekule could be subject to significant fines or other civil and criminal penalties should it not achieve such compliance.
The cost of complying with current and future environmental, health and safety laws applicable to AeroClean’s or Molekule’s operations, or the liabilities arising from past releases of, or exposure to, hazardous substances, may result in future expenditures. Any of these developments, alone or in combination, could have an adverse effect on AeroClean’s or Molekule’s business, operating results and financial condition.
Aspects of AeroClean’s and Molekule’s businesses are subject to privacy, data use and data security regulations, which could increase their costs.
AeroClean and Molekule collect personally identifiable information from its employees, prospects, and their customers. Privacy and security laws and regulations may limit the use and disclosure of certain information and require AeroClean and Molekule to adopt certain cybersecurity and data handling practices that may affect its ability to effectively market its products to current, past or prospective customers. AeroClean and Molekule must comply with privacy laws in the United States, Europe and elsewhere (to the extent of their respective operations in such jurisdictions), including the General Data Protection Regulations (“GDPR”) in the European Union (“EU”), which became effective May 25, 2018, and the California Consumer Privacy Act of 2018, which was enacted on June 28, 2018 and became effective on January 1, 2020. Further, in connection with its withdrawal from the EU, the United Kingdom has implemented the GDPR as of January 1, 2021 (as it existed on December 31, 2020 but subject to certain UK-specific amendments). These laws create new individual privacy rights and impose increased obligations, including disclosure obligations, on companies handling personal data. In many jurisdictions, consumers must be notified in the event of a data security breach, and such notification requirements continue to increase in scope and cost. Privacy and security laws and regulations may limit the use and disclosure of certain information and require AeroClean and Molekule to adopt certain cybersecurity and data handling practices that may affect its ability to effectively market its products to current, past or prospective customers. While AeroClean and Molekule have invested in, and intend to continue to invest in, resources to comply with these standards, they may not be successful in doing so, and any such failure could have an adverse effect on their business, operating results and reputation.
As privacy, data use and data security laws are interpreted and applied, compliance costs may increase, particularly in the context of ensuring that adequate data protection and data transfer mechanisms are in place. In recent years, there has been increasing regulatory enforcement and litigation activity in this area in the United States and in various other countries in which AeroClean and Molekule operate.
Risks Related to AeroClean’s and Molekule’s Intellectual Property
If AeroClean and Molekule are unable to adequately protect or enforce their respective intellectual property rights, such information may be used by others to compete against them.
AeroClean and Molekule have devoted substantial resources to the development of their respective technology, including with respect to Molekule, its PECO technology, and related intellectual property rights. AeroClean’s and Molekule’s success and future revenue growth will depend, in part, on their ability to protect the various facets of their intellectual property. AeroClean and Molekule rely on a combination of registered and unregistered intellectual property and protects its rights using patents, trademarks, trade secrets, confidentiality agreements, and invention assignment agreements, along with other methods. Moreover, Molekule relies on an exclusive worldwide license from the University of Florida Research Foundation, Inc. (“UFRF”) for use of PECO technology in certain products and processes.
Despite AeroClean’s and Molekule’s efforts to protect their respective intellectual property and proprietary rights, it is possible that competitors or other unauthorized third parties may obtain, copy, use or disclose their technologies, including Molekule’s PECO technology, inventions, processes, improvements, or any other intellectual property. AeroClean and Molekule cannot assure that any of their existing or future patents or other intellectual property rights will not be challenged, invalidated, circumvented, or will otherwise provide AeroClean or Molekule with meaningful protection. Any of AeroClean’s and Molekule’s pending patent applications may not be granted, and they may not be able to obtain foreign patents or pending applications corresponding to their respective U.S. patents. Even if foreign patents are granted, effective enforcement in foreign countries may not be available. Once the patents have expired, it is possible that competitors and other third parties may commercialize products that utilize AeroClean’s and Molekule’s proprietary processes, which could materially reduce or eliminate any competitive advantage that AeroClean or Molekule (as applicable) may have over its competitors.
There may be circumstances where AeroClean and Molekule may not have the right to control the preparation, filing and prosecution of all patent applications that they license from third parties, or to maintain and/or enforce the rights to patents licensed from third parties, in which case, AeroClean and Molekule will be dependent on their licensors to obtain, maintain and enforce patent protection for AeroClean’s and Molekule’s licensed intellectual property. AeroClean’s and Molekule’s licensors may not successfully prosecute the patent applications that are licensed to them and even if patents are issued in respect of these patent applications, their licensors may fail to maintain these patents or may determine not to pursue litigation against other companies that are infringing these patents. In other words, such licensed patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of AeroClean’s or Molekule’s business. Further, AeroClean and Molekule cannot be certain that such activities related to the preparation, filing, prosecution, maintenance and/or enforcement of the licensed patent rights by licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patent rights. AeroClean and Molekule may have limited control over the manner in which their respective licensors initiate an infringement proceeding against a third-party infringer of the licensed patent rights, or defend certain of the licensed patent rights. It is possible that the licensor’s infringement proceeding or defense activities with respect to the licensed patent rights may be less vigorous than had AeroClean or Molekule conducted them. In the event that AeroClean’s or Molekule’s licensors fail to adequately pursue and maintain patent protection for the licensed patents and patent applications they control, and to timely cede control of such prosecution and/or enforcement to AeroClean or Molekule, their competitors might be able to enter the market, which would have a material adverse effect on AeroClean’s or Molekule’s businesses (as applicable).
AeroClean’s and Molekule’s trade secrets, know-how and other unregistered proprietary rights are a key aspect of their intellectual property portfolio. While AeroClean and Molekule take reasonable steps to protect their proprietary information and intellectual property in trade secrets and other forms of confidential information protection, and enter into confidentiality agreements and invention assignment agreements intended to protect such rights, such agreements can be difficult and costly to enforce or may not provide adequate remedies if violated, and AeroClean or Molekule may have inadvertently not have entered into such agreements with all relevant parties, or some of the agreements may prove invalid in some or all jurisdictions. Such agreements may be breached, and trade secrets or confidential information may be willfully or unintentionally disclosed, including by employees who may leave the company and join its competitors, or AeroClean’s or Molekule’s competitors or other parties may learn of the information in some other way. The disclosure to, or independent development by, a competitor of AeroClean’s or Molekule’s proprietary information and intellectual property, including Molekule’s PECO technology, trade secrets, know-how or other technology-related information not protected by a patent or other intellectual property right could materially reduce or eliminate any competitive advantage that AeroClean or Molekule (as applicable) may have over such competitor.
If AeroClean’s or Molekule’s patents and other intellectual property rights do not adequately protect their respective technology, their competitors may be able to offer competitive or similar products. AeroClean’s and Molekule’s competitors may also be able to develop similar technology independently, reverse engineer their technology, or design around their patents and other intellectual property rights. Any of the foregoing events would lead to increased competition and reduce AeroClean’s or Molekule’s (as applicable) revenue or gross margins, which would adversely affect their respective operating results.
If AeroClean or Molekule attempt to enforce their respective intellectual property rights, they may be subject or party to claims, negotiations or complex, protracted litigation. Intellectual property disputes and litigation, regardless of merit, can be costly, lengthy and substantially disruptive to business operations, including, for example, by diverting attention and energies of management and key technical personnel and by increasing costs of doing business. Even if AeroClean and Molekule are ultimately able to enforce their intellectual property rights against third-party infringers, AeroClean or Molekule (as applicable) may not be able to enjoin such infringers from continuing their infringing activity while the dispute or litigation is ongoing. Any of the foregoing could adversely affect AeroClean’s and Molekule’s businesses and financial condition.
As part of any settlement or other compromise to avoid complex, protracted litigation, AeroClean or Molekule may agree not to pursue future claims against a third party, including related to alleged infringement of their intellectual property rights. Part of any settlement or other compromise with another party may resolve a potentially costly dispute but may also have future repercussions on AeroClean’s or Molekule’s ability to defend and protect their intellectual property rights, which in turn could adversely affect their businesses.
If AeroClean or Molekule breach applicable license agreements, it could have a material adverse effect on their businesses, operating results and financial condition.
Molekule is party to a license agreement, the PECO License, that grants Molekule an exclusive worldwide license for use of PECO technology in certain licensed products and processes, and Molekule has and may, in the future, enter into future license agreements with third parties under which Molekule may license the use improved PECO or other technology in its current or future products. AeroClean may similarly from time to time be party to license agreements with third parties.

These intellectual property license agreements may require AeroClean or Molekule to comply with various obligations, as well as potential royalty and milestone payments and other obligations. If AeroClean or Molekule fail to comply with their respective obligations under any of these or future license agreements, use the licensed intellectual property in an unauthorized manner, or if AeroClean or Molekule becomes subject to bankruptcy-related proceedings or otherwise materially breach any license agreements, the terms of the license granted may be materially modified, such as, in the case of Molekule, by rendering currently exclusive licenses non-exclusive, or it may give Molekule’s licensors the right to terminate the applicable license agreement, in whole or in part. Generally, the loss of or termination of Molekule’s rights under the PECO License, or any other licenses that it or AeroClean may acquire in the future, could harm Molekule’s and AeroClean’s businesses, financial condition, results of operations and prospects.
AeroClean and Molekule may also, in the future, enter into license agreements with third parties under which they are sublicensees. If a sublicensor fails to comply with its obligations under its upstream license agreement with its licensor, the licensor may have the right to terminate the upstream license, which may result in termination of AeroClean’s or Molekule’s sublicense. If this were to occur, AeroClean and Molekule would no longer have rights to the applicable intellectual property unless they are able to secure their own direct license with the owner of the relevant rights, which may not be achievable on reasonable terms, or at all, which may impact their ability to continue to develop and commercialize their respective products that incorporate the relevant intellectual property.
Licensing of intellectual property is of critical importance to Molekule’s business and involves complex legal, business and scientific issues. Disputes may arise between Molekule and its licensors regarding intellectual property subject to a license agreement, including:
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the scope of rights granted under the license agreement and other interpretation-related issues;

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whether and the extent to which Molekule’s technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

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Molekule’s right to sublicense patent and other intellectual property rights to third parties;

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Molekule’s diligence obligations with respect to the use of the licensed technology, and what activities satisfy those diligence obligations;

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Molekule’s right to transfer or assign the license;

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the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Molekule’s licensors and Molekule and its partners; and

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whether and the extent to which inventors are able to contest the assignment of their rights to Molekule’s licensors.

If disputes over intellectual property that Molekule or AeroClean have licensed or license in the future prevent or impair their ability to maintain their current licensing arrangements on acceptable terms or at all, they may be unable to successfully develop and commercialize their respective current or future products, which could have material adverse effect on their business. In addition, if disputes arise as to ownership of licensed intellectual property, AeroClean’s and Molekule’s ability to pursue or enforce the licensed patent rights may be jeopardized. If AeroClean, Molekule or their licensors fail to adequately protect this intellectual property, AeroClean’s and Molekule’s ability to commercialize their products could suffer. Further, certain of AeroClean’s or Molekule’s future license agreements with third parties may limit or delay its ability to consummate certain transactions, may impact the value of those transactions or may limit our ability to pursue certain activities.
AeroClean’s or Molekule’s intellectual property licensed from various third parties may be subject to retained rights.
Licensors often retain certain rights under license agreements, including the right to use the underlying licensed intellectual property for non-commercial academic and research use, to publish general scientific findings from research related to the licensed intellectual property, and to make customary scientific and scholarly disclosures of information relating to the licensed intellectual property. It is difficult to monitor whether licensors limit their use of the licensed intellectual property to these uses, and AeroClean and Molekule could incur substantial expenses to enforce their rights to licensed intellectual property in the event of misuse.
In addition, the United States federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act, or the Bayh-Dole Act. The federal government retains a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself. In addition, a number of other countries have similar regimes regarding “march-in” rights. AeroClean and Molekule have collaborated with academic institutions to accelerate their research or development efforts and may need to do so again in the future. While AeroClean and Molekule try to avoid engaging with university partners in projects in which there is a risk that government funds may be commingled, AeroClean and Molekule cannot guarantee that any co-developed intellectual property will be free from government rights pursuant to the Bayh-Dole Act or similar legislation. If, in the future, AeroClean or Molekule co-owns or licenses intellectual property which is critical to its business that is developed in whole or in part with government funds subject to the Bayh Dole Act or other similar legislation, their ability to enforce or otherwise exploit such licensed intellectual property may be adversely affected.
Molekule’s strategy of obtaining rights to key technologies through in-licenses may not be successful.
Molekule may seek to expand its technology and product offerings in part by in-licensing the rights to key technologies. The future growth of Molekule’s business will depend in part on its ability to in-license or otherwise acquire the rights to additional technologies. Molekule cannot assure you that it will be able to in-license or acquire the rights to any technologies from third parties on acceptable terms or at all. Even if Molekule is able to obtain a license, it may be non-exclusive, thereby giving Molekule’s competitors access to the same technologies. In that event, Molekule may be required to expend significant time and resources to develop or license replacement technology.
The in-licensing and acquisition of these technologies is a competitive area, and a number of more established companies are or may also pursue strategies to license or acquire technologies that Molekule may consider attractive. These established companies may have a competitive advantage over Molekule due to their size, cash resources and greater capabilities. In addition, companies that perceive Molekule to be a competitor may be unwilling to license rights to Molekule. Furthermore, Molekule may be unable to identify suitable technologies within its area of focus. If Molekule is unable to successfully obtain rights to suitable technologies, its business, financial condition, results of operations and prospects could suffer.
Third-party lawsuits and assertions that AeroClean, Molekule or their licensors have infringed upon patents, trade secrets or other intellectual property rights of third parties may have a significant adverse effect on AeroClean’s and Molekule’s financial condition.
Third parties may own issued patents and pending patent applications that exist in fields relevant to air purification processes, PECO technology or any other technology related to or underlying AeroClean’s or Molekule’s products. Some of these third parties may assert that AeroClean, Molekule or their respective licensors are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims related to air purification processes, PECO technology or any other technology related to or underlying AeroClean’s or Molekule’s products. Because patent applications can take many years to issue as patents, there may be currently pending patent applications which may later result in issued patents that AeroClean’s or Molekule’s respective products and technology may potentially infringe. In addition, third parties may obtain patents in the future and claim that AeroClean’s, Molekule’s or their respective licensors’ products and/or technology infringe upon these obtained patents. Any third-party lawsuits or other assertion to which AeroClean, Molekule or their respective licensors are subject alleging their infringement of patents, trade secrets or any other intellectual property rights may have a significant adverse effect on their financial condition.

AeroClean’s and Molekule’s businesses rely on technological and other innovations embodied in various forms of proprietary information and other intellectual property related information. Any failure to protect their intellectual property rights could potentially harm their respective competitive advantages to an extent, which may have an adverse effect on their respective operating results and financial condition.
AeroClean and Molekule may be required to make significant capital investments into the research and development of proprietary information and other intellectual property as they develop, improve and scale their respective processes, technologies and products, and failure to fund and make such investments, or underperformance of the technology funded by those investments, could severely impact their respective businesses, financial condition, operating results and prospects. From time to time, AeroClean and Molekule collaborate with partners on certain research and development activities and the success of such research and development activities is aided by the cooperation of such partners.
In addition, AeroClean’s or Molekule’s failure to adequately protect their intellectual property rights could result in the reduction or loss of their competitive advantages. AeroClean and/or Molekule may be unable to prevent third parties from using their respective proprietary information and other intellectual property without their authorization or from independently developing proprietary information and other intellectual property that is similar to AeroClean’s or Molekule’s, particularly in those countries where the laws do not protect their proprietary rights to the same degree as in the United States or those countries where they do not have intellectual property rights protection. The use of AeroClean’s or Molekule’s proprietary information and other intellectual property, including Molekule’s PECO technology, by others could reduce or eliminate competitive advantages that they have developed, potentially causing AeroClean or Molekule to lose sales, licensing opportunities, actual or potential customers, or otherwise harm their businesses. If it becomes necessary for AeroClean or Molekule to litigate to protect these intellectual property rights, any proceedings could be burdensome, lengthy and costly, could result in counterclaims challenging AeroClean’s or Molekule’s intellectual property (including validity or enforceability) or accusing them of infringement, and AeroClean or Molekule (as applicable) may not prevail.
AeroClean’s and Molekule’s patent applications and issued patents may be practiced by third parties without their knowledge. Their competitors may also attempt to design around their patents or copy or otherwise obtain and use their proprietary information and other intellectual property, including its PECO technology. Moreover, AeroClean’s and Molekule’s competitors may already hold or have applied for patents in the United States or abroad that, if enforced, could possibly prevail over AeroClean’s or Molekule’s patent rights or otherwise limit their ability to manufacture, sell or otherwise commercialize one or more of their products in the United States or abroad. With respect to pending patent applications, AeroClean and Molekule may not be successful in securing issued patents, or the claims of such patents may be narrowed, any of which may limit their ability to protect inventions that these applications were intended to cover, which could harm AeroClean’s and Molekule’s ability to prevent others from exploiting their respective technologies and commercializing products similar to their products. In addition, the expiration of a patent can result in increased competition with consequent erosion of profit margins.
AeroClean’s and Molekule’s confidentiality agreements could be breached or may not provide meaningful protection for at least a portion of their trade secrets or proprietary technology. Adequate remedies may not be available in the event of an unauthorized use or disclosure of AeroClean’s or Molekule’s respective trade secrets and proprietary technology, including Molekule’s PECO technology. Violations by others of AeroClean’s or Molekule’s confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm their competitive position resulting from the exclusive nature of such knowledge and expertise and cause their respective sales and operating results to decline as a result of increased competition. In addition, others may obtain knowledge of AeroClean’s or Molekule’s trade secrets through independent development or other access by legal means.
The applicable governmental authorities may not approve any of AeroClean’s or Molekule’s pending trademark applications. A failure to obtain trademark registrations in the United States and in other countries could limit AeroClean’s and Molekule’s ability to obtain and retain use of their trademarks in those jurisdictions. Moreover, third parties may seek to oppose AeroClean’s and Molekule’s applications or otherwise challenge the resulting registrations. In the event that their trademarks are not approved or are successfully challenged by third parties, AeroClean and Molekule could be forced to rebrand their products, which could result in loss of brand recognition and could require AeroClean or Molekule to devote significant resources to rebranding and advertising and marketing new brands. AeroClean and Molekule could be sued by third parties who, unbeknown to them, have pre-existing rights to such marks or brands in their respective markets or industries.
The failure of any of AeroClean’s or Molekule’s patents, trademarks, trade names, trade secrets, other intellectual property rights, intellectual property right assignments or confidentiality agreements to protect their proprietary information and other intellectual property, including Molekule’s PECO technology and product design, their other proprietary technology and any other technology and know-how, could have a material adverse effect on their businesses and operating results.
AeroClean and Molekule may incur substantial costs enforcing and defending their intellectual property rights.
AeroClean and Molekule may incur substantial expense and costs in protecting, enforcing and defending their intellectual property rights against third parties. Intellectual property disputes may be costly, lengthy and substantially disruptive to AeroClean’s and Molekule’s business operations by diverting attention and energies of management and key technical personnel and by increasing their costs of doing business. Third-party intellectual property claims asserted against AeroClean or Molekule could subject them to significant liabilities, require them to enter into royalty and licensing arrangements on unfavorable terms, prevent them from assembling or licensing certain of their products, subject them to injunctions restricting their sale of products, cause severe disruptions to their operations or the marketplaces in which they compete or require it to satisfy indemnification commitments with their customers, including contractual provisions under various license arrangements. In addition, AeroClean and Molekule may incur significant costs in acquiring the necessary third-party intellectual property rights for use in their respective products. Any and all of these could have an adverse effect on AeroClean’s and Molekule’s business and financial condition.
Risks Related to our Common Stock
AeroClean and Molekule’s largest stockholders, if they choose to act together, will have the ability to control all matters submitted to stockholders for approval.
After giving effect to the Merger, AeroClean’s three largest stockholders, together with Molekule’s three largest stockholders, will beneficially own shares, in the aggregate, representing approximately 60% of the Combined Company’s outstanding shares on a pro forma basis. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act collectively, would control the election of directors and approval of any charter amendment, merger, consolidation or sale of all or substantially all of our assets. These stockholders could cause the Company to take actions that these stockholders believe to be in their best interests but with which the remainder of our stockholders disagree. For example, they could cause the Company to enter into mergers with companies that operate in different businesses, or they could elect to cause the Company to sell all or substantially all of its assets.
This concentration of voting power may have the effect of deterring hostile takeovers, delaying or preventing changes in control, or limiting the ability of AeroClean’s other stockholders to approve transactions that they may deem to be in the best interests of the Combined Company. Moreover, the concentration of stock ownership may adversely affect the trading price of the AeroClean Common Stock by reducing the number of shares trading in the market or to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.
While the AeroClean Common Stock is listed on Nasdaq, if we do not meet Nasdaq’s continuing listing requirements we could be delisted and there can be no assurance that an active and liquid public market will fully develop or be sustained.
The AeroClean Common Stock is listed on Nasdaq. Notwithstanding such listing, there can be no assurance that an active or liquid public market will fully develop or be sustained. In addition, if we do not meet Nasdaq’s continuing listing requirements, including Nasdaq requirements related to maintenance of a minimum stock price, the aggregate market value of AeroClean Common Stock, and the number of public holders of AeroClean Common Stock, we could be delisted by Nasdaq. In the absence of an active or liquid public market:
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investors may have difficulty buying and selling or obtaining market quotations;

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market visibility for our securities may be limited; and

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a lack of visibility for our securities may have a depressive effect on any market price for our securities.

Moreover, there can be no assurance that securities analysts of brokerage firms will provide coverage of the Company, if at all. In the event there is no active or liquid public market for the AeroClean Common Stock or coverage of the Company by securities analysts of brokerage firms, you may be unable to dispose of AeroClean Common Stock at desirable prices or at all. Moreover, there is a risk that the AeroClean Common Stock could be delisted from Nasdaq or any other trading market on which it may be listed or quoted.
The lack of an active trading or liquid public market may impair our ability to raise capital to continue to fund operations by selling securities and may impair our ability to use our securities as consideration for future acquisitions.
The trading price and volume of the AeroClean Common Stock may be volatile following the Merger.
The trading price and volume of the AeroClean Common Stock may be volatile following completion of the Merger. The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of the AeroClean Common Stock. As a result, you may suffer a loss on your investment.
The market for AeroClean Common Stock will depend on a number of factors, most of which the Combined Company cannot control, including:
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general economic conditions within the U.S. and internationally, including changes in interest rates;

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general market conditions, including fluctuations in commodity prices;

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domestic and international economic, legal and regulatory factors unrelated to the Combined Company’s performance;

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actual or anticipated fluctuations in the Combined Company’s quarterly and annual results and those of its competitors;

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quarterly variations in the rate of growth of the Combined Company’s financial indicators, such as revenue, EBITDA, net income and net income per share;

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the businesses, operations, results and prospects of the Combined Company;

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the operating and financial performance of the Combined Company;

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future mergers and strategic alliances;

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changes in government regulation, taxes, legal proceedings or other developments;

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shortfalls in the Combined Company’s operating results from levels forecasted by securities analysts;

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changes in revenue or earnings estimates, or changes in recommendations by equity research analysts;

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failure of the Combined Company to achieve the perceived benefits of the Merger as rapidly as or to the extent anticipated by financial or industry analysts;

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speculation in the press or investment community;

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the failure of research analysts to cover the Combined Company’s common stock;

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sales of AeroClean Common Stock by the Combined Company, large stockholders or management, or the perception that such sales may occur;

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changes in accounting principles, policies, guidance, interpretations or standards;

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announcements concerning the Combined Company or its competitors;

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public reaction to the Combined Company’s press releases, other public announcements and filings with the SEC;

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strategic actions taken by competitors;

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actions taken by the Combined Company stockholders;

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additions or departures of key management personnel;

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maintenance of acceptable credit ratings or credit quality;

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the general state of the securities markets; and

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the risk factors described in this information statement/prospectus and the documents included in this information/prospectus.

These and other factors may impair the market for the AeroClean Common Stock and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the AeroClean Common Stock to fluctuate substantially, which may negatively affect the price and liquidity of the AeroClean Common Stock. Many of these factors and conditions are beyond the control of the Combined Company or the Combined Company stockholders.
Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against the Combined Company, could result in very substantial costs, divert management’s attention and resources and harm the Combined Company’s business, operating results and financial condition.
If our shares become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions, and trading activity in our shares may be adversely affected.
If we fail to meet certain criteria specified in the federal securities laws, including with respect to our reported net tangible assets, transactions in our shares may become subject to the “penny stock” rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under these rules, broker-dealers who recommend such shares to persons other than institutional accredited investors must:
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make a special written suitability determination for the purchaser;

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receive the purchaser’s written agreement to the transaction prior to sale;

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provide the purchaser with risk disclosure documents that identify certain risks associated with investing in “penny stocks” and that describe the market for these “penny stocks” as well as a purchaser’s legal remedies; and

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obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed.

If our shares become subject to these rules, broker-dealers may find it difficult to effectuate customer transactions, and trading activity in our shares may be adversely affected. As a result, the market price of our shares may be depressed, and you may find it more difficult to sell our shares. We believe that we are currently not subject to the “penny stock” rules, but that could change in the future.
We are an “emerging growth company” under the JOBS Act and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the AeroClean Common Stock less attractive to investors.
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find the AeroClean Common Stock less attractive because we may rely on these exemptions. If some investors find the AeroClean Common Stock less attractive as a result, there may be a less active trading market for AeroClean Common Stock, and our stock price may be more volatile.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.
We will remain an “emerging growth company” for up to five years, although we will lose that status sooner if our revenue exceeds $1.235 billion, if we issue more than $1.0 billion in non-convertible debt in a three-year period or if the market value of AeroClean Common Stock that is held by non-affiliates exceeds $700 million as of June 30 of any year.
Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.
Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors, and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. Any inability to raise additional capital as and when we need it could have a material adverse effect on our business, financial condition, results of operations, liquidity and prospects.
The sale of significant amounts of shares in the market, or the perception that such sales could occur, would have a material adverse effect on the market price of our shares.
Any sale of significant amounts of shares in the market, or the prospect of any such sale, would have a material adverse effect on the future market price for our shares or on our ability to obtain future financing. Any of the foregoing may have a depressive effect on the price of our shares.
The Company’s officers, directors and pre-Merger stockholders — who collectively own 9,863,636 shares of AeroClean Common Stock, or approximately 63% of the outstanding shares of AeroClean Common Stock prior to giving effect to the Merger — have agreed that they will not offer, sell or otherwise transfer any shares of AeroClean Common Stock until six months after the consummation of the Merger without the prior approval of AeroClean, subject to limited exceptions. In addition, all of Molekule’s stockholders — who will receive approximately 15.1 million shares as Merger Consideration and certain of whom are expected to receive grants of approximately 3 million RSUs in the aggregate following the completion of the Merger — have agreed that they will not offer, sell or otherwise transfer any shares of AeroClean Common Stock received as Merger Consideration or in settlement of grants of restricted stock units until six months after the consummation of the Merger without the prior approval of the board of directors of the Combined Company, subject to limited exceptions.
Any release of shares under these lockup agreements, or the perception that such release could occur, would have a negative effect on the trading price of the AeroClean Common Stock. In addition, a significant number of shares will be eligible for sale in the public market upon the expiration of these lockup agreements six months after the consummation of the Merger. The trading price of AeroClean Common Stock may decline as this lockup expiration date approaches and following the expiration of these lockup agreements.
In addition, in connection with the Merger we will be entering into an Amended and Restated Registration Rights Agreement with two of AeroClean’s largest stockholders and two of Molekule’s largest stockholders. This agreement provides certain demand and piggyback registration rights to these holders. The exercise of registration rights by these stockholders, or the perception that they might be utilized, could have an adverse effect on the trading price of the AeroClean Common Stock.
We have and expect to continue to incur significant increased costs as a result of operating as a public company, and our management is now required to devote substantial time to new compliance initiatives.
As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. We are subject to reporting requirements under the Exchange Act, the other rules and regulations of the SEC, and the rules and regulations of Nasdaq.
The expenses required to adequately report as a public company are material, and compliance with the various reporting and other requirements applicable to public companies requires considerable time and attention of management. For example, the Sarbanes-Oxley Act and the rules of the SEC and national securities exchanges impose various requirements on public companies, including requiring the establishment and maintenance of effective disclosure and internal controls. Our management and other personnel need to devote a substantial amount of time to these compliance initiatives.
These rules and regulations have and will continue to increase our legal and financial compliance costs and have and will continue to make some activities more time consuming and costly. For example, we expect these rules and regulations will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits on coverage or incur substantial costs to maintain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on our board, our board committees or as executive officers.
If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations as a public company or prevent fraud, and investor confidence and the trading prices of our securities may be materially and adversely affected.
Prior to the completion of our IPO, the Company had limited accounting personnel and other resources to address internal controls over financial reporting. In connection with the audits of our financial statements as of December 31, 2021 and 2020 and for the two years ended December 31, 2021 and 2020, we identified a material weakness in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
Management identified the following deficiencies, which in the aggregate are material weaknesses, in its assessment of the effectiveness of internal control over financial reporting as of December 31, 2021. Management noted we do not have sufficient segregation of duties within the accounting function, a lack of timely reconciliation of accounts and review of the Company’s financial statements at each reporting period, a lack of appropriate contemporaneous documentation and/or valuation for certain equity transactions and execution of significant agreements containing inaccurate terms and errors.
In addition, as a privately-held company, Molekule was not required to evaluate its internal control over financial reporting in a manner that meets the standard of publicly traded companies required by Sections 404(a) of the Sarbanes-Oxley Act of 2002. In the course of preparing the financial statements that are included in this information statement/prospectus, Molekule’s management determined that a material weakness existed within Molekule’s internal control over financial reporting. Specifically, Molekule’s management determined that it did not maintain a sufficient complement of accounting personnel to perform certain financial reporting requirements, including the identification of and accounting for non-routine, unusual or complex transactions.
We are in the process of implementing a number of measures to address this material weakness. However, we cannot assure you that these measures will fully address the material weakness and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

We are subject to the Sarbanes-Oxley Act of 2002, and specifically to Section 404 thereof, which will require that we include a certification from management on the effectiveness of our internal controls in our annual reports on Form 10-K, beginning with the Form 10-K filed for the year ending December 31, 2022. In addition, once we cease to be both an “emerging growth company” as such term is defined in the JOBS Act and a non-accelerated filer in accordance with Rule 12b-2 under the Exchange Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our continuing reporting obligations have and may continue to place a significant strain on our management, operational and financial resources and systems. We may be unable to complete our evaluation testing and any required remediation on a timely basis or at all.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or audited from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our reputation, business, financial condition and results of operations may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.
Financial Industry Regulatory Authority sales practice requirements may also limit your ability to buy and sell AeroClean Common Stock, which could depress the price of our shares.
Financial Industry Regulatory Authority (“FINRA”) rules require broker-dealers to have reasonable grounds for believing that an investment is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy AeroClean Common Stock, which may limit your ability to buy and sell our shares once publicly traded, have an adverse effect on the market for AeroClean Common Stock and thereby depress our share price.
The forward-looking statements contained in this information statement/prospectus are subject to several known and unknown risks that could have a material impact on our performance.
This information statement/prospectus contains forward-looking statements, including forecasts of future performance as well as other statements regarding, among other items, our business strategies and anticipated demand for our products. These forecasts and other forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, but are not limited to, risks related to our new and uncertain technology and business, the early stage of commercialization and development of our products, our limited operating history, competition, the uncertainty of obtaining regulatory clearance to market our products, the uncertainty of intellectual property protection and other risks discussed in this section as well as other factors referenced herein.

Our stockholders will experience dilution in the future as a result of the exercise of our outstanding warrant and the grant of restricted stock units to employees.
In June 2022, we issued a warrant to purchase 1,500,000 shares of AeroClean Common Stock to an institutional investor. The warrant is exercisable at a price of $11.00 per share. The shares of AeroClean Common Stock issuable upon exercise of the warrant have been registered with the SEC on a registration statement. If the warrant is exercised in full, stockholders of AeroClean will experience substantial dilution.
In addition, after giving effect to the Merger, AeroClean will have outstanding (i) 1,786,203 RSUs, which have been granted to officers and employees of AeroClean (which includes RSU awards issued and outstanding as of the date hereof and 732,090 RSUs to be granted to AeroClean’s Chief Executive Officer and Chief Financial Officer in connection with the Merger) and (ii) approximately 3 million RSUs which are expected to be granted to officers and employees of Molekule. All of these RSUs will be settled for shares of AeroClean Common Stock, one a one-for-one basis, when such RSUs vest. As the RSUs vest and shares of AeroClean Common Stock are issued in settlement thereof, AeroClean stockholders will experience substantial dilution.
General Risk Factors
Business or economic disruptions could seriously harm our business.
Broad-based business or economic disruptions could adversely affect our business. Adverse changes in global or regional economic conditions periodically occur, including recession or slowing growth, changes, or uncertainty in fiscal, monetary or trade policy, higher interest rates, tighter credit, inflation, lower capital expenditures by businesses, increases in unemployment and lower consumer confidence and spending. Such adverse changes could result from geopolitical and security issues, such as armed conflict and civil or military unrest, political instability, human rights concerns and terrorist activity, catastrophic events such as natural disasters and public health issues (including the COVID-19 pandemic), supply chain interruptions, new or revised export, import or doing business regulations, including trade sanctions and tariffs or other global or regional occurrences.
For example, Russia’s invasion of Ukraine has prompted the U.S. and other countries to announce sanctions against Russia, which could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. In addition, the recent invasion of Ukraine by Russia, and the impact of sanctions against Russia and the potential for retaliatory acts from Russia, could result in increased cyberattacks against U.S. companies. The full effect of this military conflict and related sanctions on the global economy and our existing and prospective customers, and as a result, our business, remains uncertain.
While the onset of the COVID-19 global pandemic underscored the urgency of bringing to market air purification solutions to help protect front-line healthcare workers, patients and the general population, associated business shutdowns or disruptions could impair our ability to manufacture or sell our products, which would adversely affect our business, financial condition and results of operations.
If we lose key personnel or are unable to attract and retain qualified personnel, our business could be harmed, and our ability to compete could be impaired.
Our success depends, to a significant degree, upon the continued contributions of the members of our senior management and highly credentialed scientists. If we lose the services of one or more of these people, we may be unable to achieve our business objectives. We may be unable to attract and retain personnel with the advanced technical qualifications or managerial experience necessary for the development of our business and products or commercialization of our products. In addition, our current employees are at-will employees, which means that either we or the employee may terminate the employment relationship at any time, and our agreements with our independent contractors generally extend only on a monthly basis after an initial term, with the ability of either party to terminate the agreement upon prior notice to the other party.

We face intense competition.
We face, and will continue to face, intense competition from organizations such as large, diverse companies with extensive product development and manufacturing capabilities, as well as smaller specialized companies, that have developed and are attempting to develop air filtration and purification systems. We believe that the COVID-19 pandemic and recently discovered new more virulent and infectious strains of the coronavirus have increased, and will continue to increase, this competition. Further, the FDA Enforcement Policy for Sterilizers, Disinfectant Devices, and Air Purifiers during the Coronavirus Disease 2019 (COVID-19) Public Health Emergency and other temporary accommodations implemented by the FDA as a result of the COVID-19 pandemic to enable disinfectant devices, sterilizers, air purifiers, and other medical equipment to be brought to market in an expedited manner has made it easier for new entrants to enter into our market.
Although we believe that we have significant competitive advantages over other organizations, our competitors may develop and commercialize products and technologies that compete with our products and technologies. Organizations that compete with us may have substantially greater financial resources than we do and may be able to: (i) provide broader services and product lines; (ii) make greater investments in research and development; (iii) carry on larger research and development initiatives; (iv) undertake more extensive marketing campaigns; and (v) adopt more aggressive pricing policies than we can. Our competitors may also have greater name recognition and better access to customers than we do. We also expect to continue to face competition from alternative technologies. Our technology and products may be rendered obsolete or uneconomical by advances in existing technological approaches or products or the development of different approaches or products by one or more of our competitors.
We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to stockholders and otherwise disrupt our operations and adversely affect our business, financial condition and results of operations.
Our success will depend, in part, on our ability to grow our business, which can include acquisitions. We may identify opportunities to establish industry leadership domestically and internationally through selective joint ventures and acquisitions that further capitalize on our differentiated technology. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development. We may also seek to acquire businesses in industries in which we do not currently operate. Some of these acquisitions or other transactions may be material. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:
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diversion of management’s time and focus from operating our business to addressing acquisition integration challenges;

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coordination of technology, research and development and sales and marketing functions;

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retention of employees from the acquired company;

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cultural challenges associated with integrating employees from the acquired company into our organization;

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integration of the acquired company’s accounting, management information, human resources and other administrative systems;

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the need to implement or improve controls, policies and procedures at a business that prior to the acquisition may have lacked effective controls, policies and procedures;

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potential write-offs of intangibles or other assets acquired in such transactions that may have an adverse effect on our results of operations;

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liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

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litigation or other claims in connection with the acquired company, including claims from terminated employees, consumers, former stockholders or other third parties.

Our failure to address these risks or other problems encountered in connection with acquisitions and investments could result in our failure to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities and otherwise harm our business. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the write-off of goodwill, any of which could harm our financial condition. Also, the anticipated benefits of any acquisitions may not materialize. Any of these risks, if realized, could materially and adversely affect our business, financial condition and results of operations.
Security breaches, loss of data and other disruptions could compromise sensitive information related to our business, prevent us from accessing critical information or expose us to liability, which could adversely affect our business and our reputation.
We utilize information technology systems and networks to process, transmit and store electronic information in connection with our business activities. As the use of digital technologies has increased, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, have increased in frequency and sophistication. These threats pose a risk to the security of our systems and networks and the confidentiality, availability and integrity of our data, all of which are vital to our operations and business strategy. There can be no assurance that we will be successful in preventing cyber-attacks or successfully mitigating their effects.
Despite the implementation of security measures, our computer systems and those of our current and future third-party service providers are vulnerable to damage or disruption from hacking, computer viruses, software bugs, unauthorized access or disclosure, natural disasters, terrorism, war and telecommunication, equipment and electrical failures. In addition, there can be no assurance that we will promptly detect any such disruption or security breach, if at all. Unauthorized access, loss or dissemination could disrupt our operations, including our ability to conduct research and development activities, process and prepare company financial information and manage various general and administrative aspects of our business. To the extent that any such disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure or theft of confidential, proprietary or personal information, we could incur liability, suffer reputational damage or poor financial performance or become the subject of regulatory actions by federal, state or non-U.S. authorities, any of which could adversely affect our business.
We may need to initiate lawsuits to protect or enforce our patents or other proprietary rights, which would be expensive and, if unsuccessful, may cause us to lose some of our intellectual property rights.
In order to protect or enforce our patent and other intellectual property rights, it may be necessary for us to initiate patent or other intellectual property litigation proceedings against third parties, such as infringement suits or interference proceedings. These lawsuits could be expensive, take significant time and could divert management’s attention from other business concerns. These lawsuits could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at a risk of not being issued. Further, these lawsuits may also provoke the defendants to assert claims against us. The patent position of medical device firms is highly uncertain, involves complex legal and factual questions and has recently been the subject of much litigation. There can be no assurance that we will prevail in any such suits or proceedings or that the damages or other remedies awarded to us, if any, will be commercially valuable.
We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, financial condition and results of operations.
We may be subject to various litigation matters from time to time, which could have a material adverse effect on our business, financial condition and results of operations. Claims arising out of actual or alleged violations of law could be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to consumer finance laws, consumer protection laws, intellectual property laws, privacy laws, labor and employment laws, securities laws and employee benefit laws. These actions could expose us to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.
Insurance policies may be expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.
We do not know if we will be able to obtain and maintain insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which may adversely affect our business, financial position and results of operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This information statement/prospectus and the documents to which AeroClean refers you to in this information statement/prospectus, as well as oral statements made or to be made by AeroClean and Molekule, include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, which are referred to as the safe harbor provisions, with respect to the businesses, strategies and plans of AeroClean and Molekule, their expectations relating to the Merger and their future financial condition and performance.
Statements included in this information statement/prospectus that are not historical facts are forward-looking statements, including statements about the beliefs and expectations of the management of each of AeroClean and Molekule. Words or expressions such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “may,” “will,” “projects,” “could,” “should,” “would,” “seek,” “forecast,” or the negative thereof or other similar expressions are intended to identify such forward-looking statements that are intended to be covered by the safe harbor provisions. AeroClean cautions investors that any forward-looking statements are subject to known and unknown risks and uncertainties, many of which are outside AeroClean’s and Molekule’s control, and which may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this information statement/prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements.
Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following:
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general economic conditions in the markets in which AeroClean and Molekule operate;

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the impact of the COVID-19 pandemic and related prophylactic measures;

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expected timing of regulatory approvals and product launches;

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non-performance of third-party vendors and contractors;

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risks related to AeroClean and Molekule’s ability to successfully sell their products and the market reception to and performance of our products;

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compliance with, and changes to, applicable laws and regulations;

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the limited operating history of AeroClean and Molekule;

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the ability of AeroClean and Molekule to manage growth;

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the ability of AeroClean and Molekule to obtain additional financing when and if needed;

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the ability to expand AeroClean’s and Molekule’s product offerings;

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the ability of AeroClean and Molekule to compete with others in our industry;

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the ability of AeroClean and Molekule to protect their intellectual property;

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the ability of certain existing stockholders to determine the outcome of matters which require stockholder approval;

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our ability to retain the listing of our common stock on Nasdaq;

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the ability of AeroClean and Molekule to defend against legal proceedings;

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success in retaining or recruiting, or changes required in, our officers, key employees or directors;

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the risk that the Merger may not be completed;

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the ability to successfully integrate the businesses of AeroClean and Molekule;

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the ability of the parties to achieve the expected benefits from the proposed transaction within the expected time frames or at all;

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the incurrence of significant transaction and other related fees and costs;

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the incurrence of unexpected costs, liabilities or delays relating to the Merger;

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the risk that the public assigns a lower value to Molekule’s business than the value used in negotiating the terms of the transaction;

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the risk that the transaction may not be accretive to AeroClean’s current stockholders;

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the risk that the transaction may prevent AeroClean from acting on future opportunities to enhance stockholder value;

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the dilutive impact of the stock consideration which will be issued in the transaction;

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the risk that any goodwill or identifiable intangible assets recorded due to the transaction could become impaired;

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potential disruptions to the business of the companies while the transaction is pending;

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the risk that a closing condition to the proposed transaction may not be satisfied;

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the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction; and

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other economic, business, competitive, and regulatory factors affecting the businesses of AeroClean and Molekule generally, including those set forth herein under “Risk Factors” as well as those set forth in AeroClean’s filings with the SEC, including in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of AeroClean’s latest annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and other SEC filings.

For further discussion of these and other risks, contingencies and uncertainties applicable to AeroClean and Molekule, please see “Risk Factors.”
All subsequent written or oral forward-looking statements attributable to AeroClean or Molekule or any person acting on behalf of either company are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither AeroClean nor Molekule is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as may be required by law.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
On October 3, 2022, AeroClean Technologies, Inc., a Delaware corporation (“AeroClean”), Molekule, Inc., a Delaware corporation (“Molekule”) and Air King Merger Sub Inc., a wholly owned subsidiary of AeroClean (“Merger Sub”), entered into the Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which they agreed to combine in an all-stock merger transaction (the “Merger”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Molekule, with Molekule as the surviving corporation and a wholly owned subsidiary of AeroClean. Upon successful completion of the Merger, the issued and outstanding shares of Molekule common stock, par value $0.0001 per share (the “Molekule Common Stock”), will be converted into the right to receive shares of AeroClean common stock, par value $0.01 per share (the “AeroClean Common Stock”), which, when taken together with the shares underlying the Closing Date Vested RSUs (as defined herein), will equal 49.5% of the Outstanding Shares (as defined in the Merger Agreement).
The unaudited pro forma condensed combined financial statements should be read in conjunction with the separate historical financial statements, accompanying notes and AeroClean’s and Molekule’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, each included elsewhere in this information statement/prospectus.
The unaudited pro forma condensed combined financial statements are based on and have been derived from AeroClean’s and Molekule’s audited historical financial statements as of and for the fiscal year ended December 31, 2021. The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X using the assumptions set forth in the notes hereto and Transaction Accounting Adjustments which reflect the application of accounting required by U.S. GAAP, including the effects of the Merger. The unaudited pro forma condensed combined financial statements have been prepared on the basis that AeroClean is the acquirer for accounting purposes.
The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2021 gives effect to the Merger as if it had occurred on January 1, 2021, and the unaudited pro forma condensed combined balance sheet at December 31, 2021 gives effect to the Merger as if it had occurred on December 31, 2021. The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only and are not intended to represent what AeroClean’s results of operations or financial position would have been had the Merger occurred on the dates indicated. The following unaudited pro forma condensed combined financial information and related notes have been derived from and should be read in conjunction with (i) the historical financial statements of AeroClean and the related notes included elsewhere herein and (ii) the audited financial statements of Molekule and the related notes as of and for the year ended December 31, 2021 included elsewhere herein.
The unaudited pro forma condensed combined statement of operations and the unaudited pro forma condensed combined balance sheet give pro forma effect to the consummation of the Merger on the terms provided for in the Merger Agreement and the unaudited pro forma adjustments reflect adjustments related to (1) the application of the acquisition method of accounting in connection with the Merger and (2) the preliminary fair value estimate of assets to be acquired and liabilities to be assumed. The Merger is subject to closing adjustments that represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and which are subject to change as additional information becomes available and analyses are performed. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements as required by the SEC rules. Differences between these preliminary estimates and the final merger accounting may be material. The pro forma financial information does not give effect to the potential impact of current financial conditions, or any anticipated revenue enhancements, cost savings or operating synergies that may result from the Merger.
In connection with the consummation of the Merger and pursuant to the Merger Agreement, Molekule agreed to consummate an equity financing for at least $5 million and up to $7 million of securities of Molekule by no later than the date of effectiveness of the registration statement of which this information statement/prospectus forms a part (the “Registration Statement”). In connection with the equity financing, Foundry Group Next, L.P. (“Foundry”) delivered an executed Backstop Purchase Agreement, dated October 3, 2022 (the “Backstop Purchase Agreement”), to both Molekule and AeroClean irrevocably committing to both Molekule and AeroClean to purchase for cash up to $5 million of new equity to be issued by Molekule in connection with the equity financing. The pro forma financial statements give effect to $5 million of equity purchased by Foundry pursuant to the Backstop Purchase Agreement.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2021
	Historical AeroClean(a)	Historical Molekule(b)	Reclassification Adjustments	Transaction Accounting Adjustments	Pro Forma Condensed Combined
ASSETS
Current assets:
Cash	$19,629,649	$15,883,575	$—	$5,000,000(e)	$40,513,224
Restricted cash	—	1,673,848			1,673,848
Accounts receivable, net	177,064	3,973,851	—	—	4,150,915
Prepaid expenses and other current assets	1,124,998	1,355,232	—	—	2,480,230
Inventories, net	645,942	24,589,457	—	—	25,235,399
Total current assets	21,577,653	47,475,963	—	5,000,000	74,053,616
Property and equipment, net	2,123,428	11,545,451	—	—	13,668,879
Security deposits	—	224,951	(224,951)(c)	—	—
Goodwill and intangible assets, net	—	2,772,094	—	56,448,620(f)	59,220,714
Other assets	21,667	—	224,951(c)	—	246,618
Total assets	$23,722,748	$62,018,459	$—	$61,448,620	$147,189,827
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$927,194	$14,686,893	$—	$—	$15,614,087
Accrued expenses and other current liabilities	583,885	14,204,863	1,964,944(d)	5,000,000(g)	21,753,692
Accrued sales tax	—	1,964,944	(1,964,944)(d)	—	—
Contract liabilities	—	482,619	—	—	482,619
Notes payable, current portion	—	3,929,176	—	—	3,929,176
Total current liabilities	1,511,079	35,268,495	—	5,000,000	41,779,574
Long-term liabilities:
Deferred tax liability	501,254	—	—	—	501,254
Notes payable, net of current portion	—	34,112,793	—	—	34,112,793
Simple agreements for future equity	—	20,380,000	—	(20,380,000)(h)	—
Total liabilities	2,012,333	89,761,288	—	(15,380,000)	76,393,621
Series seed redeemable convertible preferred stock	—	3,967,499	—	(3,967,499)(h)	—
Series A redeemable convertible preferred stock	—	12,930,747	—	(12,930,747)(h)	—
Series B redeemable convertible preferred stock	—	26,321,204	—	(26,321,204)(h)	—
Series C redeemable convertible preferred stock	—	22,887,375	—	(22,887,375)(h)	—
Series C-1 redeemable convertible preferred stock	—	67,758,076	—	(67,758,076)(h)	—
Total redeemable convertible preferred stock	—	133,864,901	—	(133,864,901)(h)	—
Equity:
Preference shares	—	—
Common stock	138,776	1,279	—	153,252(i)	293,307
Additional paid-in capital	23,319,499	5,895,413	—	48,676,425(i)	77,891,337
Accumulated deficit	(1,747,860)	(167,504,422)	—	161,863,843(j)	(7,388,439)
Total stockholders’ equity	21,710,415	(161,607,730)	—	210,693,521	70,796,206
	$23,722,748	$62,018,459	$—	$61,448,620	$147,189,827

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021
	Historical AeroClean(a)	Historical Molekule(b)	Reclassification Adjustments		Transaction Accounting Adjustments		Pro Forma Condensed Combined
Product revenues	$616,511	$76,052,125	$				$76,668,636
Cost of sales	338,896	51,508,445					51,847,341
Gross profit	277,615	24,543,680					24,821,295
Operating expenses:							—
Selling, general and administrative	4,327,998	—		80,045,980(c)		5,640,579(d)	90,014,557
Research and development	4,193,362	—		1,752,535(c)			5,945,897
General, administrative, research and development	—	58,767,236		(58,767,236)(c)			—
Sales, marketing and advertising	—	23,031,279		(23,031,279)(c)			—
Restructuring and other impairment charges	—	4,745,057					4,745,057
Total operating expenses	8,521,360	86,543,572				5,640,579	100,705,511
Operating loss	—	(61,999,892)					—
Other income (expense):
Other income	—	891,167					891,167
Interest expense	—	(2,899,760)					(2,899,760)
Other expense	—	(143,982)					(143,982)
Total other income expense	—	(2,152,575)					(2,152,575)
Loss before income tax benefit	(8,243,745)	(64,152,467)				(5,640,579)	(78,036,791)
Income tax benefit	320,138	—					320,138
Net loss	$(7,923,607)	$(64,152,467)	$			$(5,640,579)	$(77,716,653)
Net loss per share:
Basic and diluted	$(0.74)	$—	$		$		$(2.97)(e)
Weighted-average common shares outstanding:
Basic and diluted	10,675,765	—				15,453,083(e)	26,128,848(e)

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL STATEMENTS
Note 1. Description of the Transaction
On October 3, 2022, AeroClean, Molekule and Merger Sub entered into the Merger Agreement, pursuant to which they agreed to combine in an all-stock merger transaction. Pursuant to the Merger Agreement, Merger Sub will merge with and into Molekule, with Molekule as the surviving corporation and a wholly owned subsidiary of AeroClean. Upon successful completion of the Merger, the issued and outstanding shares of Molekule Common Stock, par value $0.0001 per share, will be converted into the right to receive shares of AeroClean Common Stock in an amount which, when taken together with the shares underlying the Closing Date Vested RSUs (as defined in the Registration Statement), will equal 49.5% of the Outstanding Shares (as defined in the Merger Agreement).
At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of common stock of Molekule, par value $0.0001 per share (“Molekule Common Stock”), will be converted into the right to receive shares of AeroClean Common Stock that will result in the Molekule stockholders in the aggregate holding 49.5% of the Outstanding Shares (as defined in the Merger Agreement). The number of shares of AeroClean Common Stock to be received by the Molekule stockholders will not be adjusted for changes in the market price of AeroClean Common Stock between the signing of the Merger Agreement and the Effective Time. AeroClean stockholders will continue to own and hold their existing shares of AeroClean Common Stock. AeroClean stockholders will own approximately 50.5% and Molekule stockholders will own approximately 49.5% of the Outstanding Shares immediately following the Effective Time.
Under the General Corporation Law of the State of Delaware, AeroClean’s certificate of incorporation and Bylaws and applicable Nasdaq rules, the approval of the issuance of AeroClean Common Stock as Merger Consideration, the Charter Amendments and the Equity Plan Amendment (each as defined in the Registration Statement) by the Company’s stockholders required the affirmative vote or written consent of the holders of a majority of the outstanding shares of AeroClean Common Stock. On October 3, 2022, the AeroClean Majority Stockholders, collectively holding approximately 52% of AeroClean Common Stock, executed a written consent approving (a) the Merger, the Transactions, and the issuance of AeroClean Common Stock as Merger Consideration in accordance with the Merger Agreement, (b) the Charter Amendments and (c) the Equity Plan Amendment. No other votes of AeroClean stockholders are required or necessary to effectuate the foregoing actions, and none is being solicited hereunder.
Note 2. Basis of Pro Forma Presentation
The accompanying unaudited pro forma condensed combined financial statements have been prepared pursuant to SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The accompanying unaudited pro forma condensed combined financial statements are based on the historical financial information of AeroClean and Molekule. In the opinion of AeroClean’s management, the unaudited pro forma condensed combined financial statements reflect adjustments that are necessary to present fairly the unaudited pro forma condensed combined statements of operations and the unaudited pro forma condensed combined financial position of AeroClean’s business as of and for the periods indicated.
The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only and are not intended to represent what AeroClean’s results of operations or financial position would have been had the Merger occurred on the dates indicated. The unaudited pro forma condensed combined financial statements also should not be considered indicative of AeroClean’s future results of operations or financial position.
AeroClean and Molekule prepare their respective financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). The Merger will be accounted for using the acquisition method of accounting under the provisions of ASC 805, Business Combinations, with AeroClean being treated as the accounting acquirer. In identifying AeroClean as the acquiring entity for accounting purposes, AeroClean and Molekule took into account a number of factors as of the date of this information statement/prospectus, including: (i) which entity is issuing its equity interests, (ii) the expectation that following the Effective Time of the Merger, holders of shares of AeroClean Common Stock as of immediately prior to the Effective Time will hold, in the aggregate, more than 50% of the issued and outstanding shares of AeroClean Common Stock immediately following the Effective Time, (iii) the intended corporate governance structure of AeroClean following the Effective Time, (iv) the intended senior management of AeroClean following the Effective Time, and (v) the terms of the share exchange. No single factor was the sole determinant in the overall conclusion that AeroClean is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.
The unaudited pro forma condensed combined balance sheet gives effect to the Merger as if it had occurred on December 31, 2021. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2021 gives effect to the Merger as if it had occurred on January 1, 2021. The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only and are not intended to represent what AeroClean’s results of operations or financial position would have been had the Merger occurred on the dates indicated. The unaudited pro forma condensed combined financial statements also should not be considered indicative of AeroClean’s future results of operations or financial position.
Preliminary Purchase Price Consideration
The initial allocation of the preliminary purchase price consideration reflected in these pro forma financial statements consists of equity consideration in the form of shares of AeroClean Common Stock issued to Molekule’s stockholders with a preliminary estimate of $52,749,627 and 381,761 shares of AeroClean Common Stock that will be deemed issued and outstanding as they will have vested prior to or on the Closing Date (as defined in the Merger Agreement). The amount of equity consideration is based on 15,071,322 shares of AeroClean Common Stock that AeroClean would expect to issue to holders of Molekule Common Stock in connection with the Merger, based on the expectation that Molekule shareholders, together with the holders of Closing Date Vested RSUs, will own 49.5% of the Outstanding Shares of the Combined Company at the Effective Time in accordance with the Merger Agreement. The preliminary equity consideration has been calculated based on the $3.50 share price of AeroClean Common Stock on October 24, 2022. The Merger Agreement does not contain any provision that would adjust the exchange ratio based on fluctuations in the market value of the AeroClean Common Stock. As a result, the implied value of the merger consideration to Molekule stockholders will fluctuate between the date hereof and the closing date of the Merger.
The preliminary consideration is calculated as follows:
Implied AeroClean Shares of Common Stock Issued to Molekule	15,071,322
AeroClean closing share price as of October 24, 2022	$3.50
Consideration Transferred for Share Exchange	52,749,627
Fair value of replacement awards attributable to pre-combination services	1,336,164
Total Consideration Transferred	$54,085,791
The preliminary estimate of the consideration does not purport to represent the actual value of the total consideration that will be received by the Molekule stockholders when the Merger is completed. The fair value of the equity securities comprising the consideration will be measured on the closing date at the then-current market price per share of AeroClean Common Stock. This will likely result in a different amount of merger consideration to be paid to the Molekule shareholders, and the difference may be material. For example, an increase or decrease of $1 per share in the price of the AeroClean Common Stock on the closing date from the price of AeroClean Common Stock assumed in these pro forma financial statements would change the value of the preliminary consideration by approximately $15.5 million, which would be reflected as a corresponding increase or decrease to the goodwill recorded in connection with the Merger.

Fair Value Estimate of Assets to be Acquired and Liabilities to be Assumed
The table below represents an initial allocation of the preliminary consideration to Molekule’s tangible and intangible assets acquired and liabilities assumed based on management’s preliminary estimate of their respective fair values as of December 31, 2021:
	Historical	Fair Value and Transaction Adjustments	Fair Value
Preliminary Purchase Price Consideration			$54,085,791
Cash, cash equivalents and restricted cash	17,557,423	5,000,000	22,557,423
Accounts receivable	3,973,851	—	3,973,851
Inventories, net	24,589,457	—	24,589,457
Properties and equipment, net	11,545,451	—	11,545,451
Other assets	4,352,277	—	4,352,277
Total assets	62,018,459	5,000,000	67,018,459
Accounts payable	(14,686,893)	—	(14,686,893)
Accrued liabilities	(16,652,426)	—	(16,652,426)
Debt, current	(6,670,843)	—	(6,670,843)
Debt, non-current	(31,371,126)	—	(31,371,126)
Oher long-term liabilities	—	—	—
Total Liabilities	$(69,381,288)	—	$(69,381,288)
Fair value of net assets			(2,362,829)
Goodwill			$56,448,620
The acquisition method of accounting incorporates fair value measurements that can be highly subjective, and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances. The allocation of the estimated purchase price is preliminary, pending finalization of various estimates and analyses. Because the pro forma financial statements have been prepared based on preliminary estimates of consideration and fair values attributable to the Merger, the actual amounts eventually recorded for the Merger, including goodwill, if applicable, may differ materially from the information presented. Consistent with standard practice, AeroClean intends to engage outside valuation experts to assist with the allocation of the purchase price after the Merger closes. That allocation may differ from the preliminary allocation, and the difference may be material, reducing, increasing or eliminating the goodwill described above. The excess of the preliminary purchase price consideration over the carrying values of the net liabilities has been allocated in its entirety to goodwill. The excess purchase price will be further allocated to net liabilities, including inventories, acquired intangible assets and debt, when the fair value measurement is available. Once available, corresponding amortization expense associated with intangible assets will also be included in Transaction Accounting Adjustments.
Note 3. Adjustments to Pro Forma Balance Sheet
(a)
The historical data presented for AeroClean Technologies, Inc. has been derived from AeroClean’s audited balance sheet as of December 31, 2021.

(b)
The historical data presented for Molekule, Inc. has been derived from Molekule’s audited consolidated balance sheet as of December 31, 2021.

(c)
$224,951 of security deposits as recorded on Molekule’s balance sheet has been reclassified from security deposits to other assets to conform to AeroClean’s financial statement presentation.

(d)
$1,964,944 of accrued sales tax as recorded on Molekule’s consolidated balance sheet has been reclassified from accrued sales tax to “accrued expenses and other current liabilities” to conform to AeroClean’s financial statement presentation.

(e)
Reflects $5 million of equity securities to be purchased by Foundry pursuant to the Backstop Purchase Agreement.

(f)
Reflects $56,448,620 of goodwill generated as a result of the consummation of the Merger. AeroClean’s preliminary purchase price allocation was based on Molekule’s balance sheet as of December 31, 2021 and reflects the excess of the purchase consideration over the preliminary fair value of Molekule’s net assets. AeroClean intends to engage an outside valuation expert to assist with the allocation of the purchase price. That allocation may differ from the preliminary allocation, and the difference may be material, reducing, increasing or eliminating the goodwill and intangibles described above.

(g)
Represents one-time transaction related expenses of $5 million that are expected to be incurred in connection with the closing of the Merger.

(h)
Molekule’s simple agreements for future equity, series seed redeemable convertible preferred stock, Series A redeemable convertible preferred stock, Series B redeemable convertible preferred stock, Series C redeemable convertible preferred stock and Series C-1 redeemable convertible preferred stock was all reclassified into common stock in connection with Molekule’s recapitalization in May 2022.

(i)
The preliminary equity consideration of $54,085,791 has been allocated $154,531 and $53,931,260 to common stock at a par value of $0.01 per share and to additional paid-in capital, respectively. Also reflects the elimination of Molekule Common Stock of $1,279 and Molekule’s additional paid-in capital of $5,895,413. Additional paid-in capital also reflects $640,579 of stock-based compensation for equity grants issued in connection with the Merger.

(j)
Reflects (1) the elimination of Molekule’s historical accumulated deficit $162,504,422, (2) one-time transaction related expenses of $5 million that are expected to be incurred in connection with the closing of the Merger and (3) $640,579 of stock-based compensation for equity grants issued in connection with the Merger.

Note 4. Adjustments to Pro Forma Statement of Loss
(a)
The historical data presented for AeroClean Technologies, Inc. has been derived from the AeroClean’s audited statement of operations for the year ended December 31, 2021.

(b)
The historical data presented for Molekule, Inc. has been derived from Molekule’s audited consolidated statement of operations for the year ended December 31, 2021.

(c)
Molekule’s “sales, marketing and advertising expenses” of $23,031,27 has been reclassified to “selling, general and administrative expenses” to conform to AeroClean’s presentation. Molekule’s “general, administrative, research and development” of $58,767,236 has been reclassified to “selling, general and administrative expenses” ($57,014,701) and “research and development” ($1,752,535) to conform to AeroClean’s presentation.

(d)
Represents (1) one-time transaction related expenses of $5 million that are expected to be incurred in connection with the closing of the Merger and (2) $640,579 of stock-based compensation for equity grants issued in connection with the Merger.

(e)
Basic and diluted loss per share were calculated using the historical weighted average shares outstanding and reflects the issuance of 15,071,322 shares of AeroClean Common Stock as Merger Consideration in accordance with the Merger Agreement, and 381,761 shares of AeroClean Common Stock that will be deemed issued and outstanding as they will become vested prior to or on the Closing Date, assuming that the shares were outstanding since January 1, 2021.

COMPARATIVE MARKET PRICE AND DIVIDEND
INFORMATION FOR AEROCLEAN AND MOLEKULE
AeroClean Common Stock is currently listed on the Nasdaq Capital Market under the ticker symbol “AERC.” The following table presents the closing price of AeroClean Common Stock on September 30, 2022, the last day for which information was available prior to the date of the public announcement of the signing of the Merger Agreement, and                 , the last practicable trading day prior to the mailing of this information statement/prospectus.
Date	AeroClean Closing Price
September 30, 2022	$2.89
The following table sets forth, for the calendar quarters indicated, the quarterly high and low bid information for AeroClean Common Stock on Nasdaq:
	AeroClean Common Stock
	High	Low
2022
Fourth Quarter (through November 8, 2022)	$5.98	$2.58
Third Quarter	16.18	2.44
Second Quarter	23.70	1.76
First Quarter	11.57	3.35
2021
Fourth Quarter (commencing November 24, 2021)	117.35	8.21
In connection with the consummation of the Merger, the common stock of the Combined Company will continue to be listed on Nasdaq. The ticker symbol of the common stock of the Combined Company will change from “AERC” to “MKUL.”
There is no public trading market for Molekule Common Stock.
Dividend Policy
AeroClean has never paid any dividends on AeroClean Common Stock since it was formed, and Molekule has not paid any dividends on Molekule Common Stock or other securities during the last five years.
The payment of cash dividends in the future will be dependent upon AeroClean’s revenues and earnings, if any, capital requirements, general financial condition, and restrictions contained in debt agreements and will be declared at the discretion of the Combined Company Board. It is the current intention of the AeroClean Board to retain all earnings, if any, for use in its business operations, and accordingly, the AeroClean Board does not anticipate declaring any dividends in the foreseeable future.
Under Delaware law, dividends may be payable only out of surplus, which is calculated as net assets less liabilities and capital, or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. There is no assurance that AeroClean will be able to satisfy these statutory requirements in the future.

INFORMATION ABOUT THE COMPANIES
AeroClean Technologies, Inc.
AeroClean is a pathogen elimination technology company on a mission to keep work, play and life going by improving IAQ. AeroClean’s air hygiene product, Pūrgo (pure-go), is an FDA 510(k) cleared, Class II medical device that provides continuous air filtration, sanitization and supplemental ventilation solutions with technology that can be applied in any indoor space — including in hospitals, offices, even in elevators. Pūrgo™ products feature SteriDuct™, a proprietary germicidal technology developed by AeroClean’s best-in-class aerospace engineers, medical scientists and innovators that work to eradicate viral, fungal, and bacterial airborne microorganisms. AeroClean’s purpose is simple: to never stop innovating solutions that keep people healthy and safe, so life never stops.
Shares of AeroClean Common Stock are traded on Nasdaq under the symbol “AERC.” AeroClean’s principal executive offices are located at 10455 Riverside Drive, Palm Beach Gardens, Florida 33410 and its telephone number is (833) 652-5326.
Molekule, Inc.
Molekule is on a mission to provide clean indoor air to everyone, everywhere. Based on 25 years of research and development, the company’s patented photo electrochemical oxidation (PECO) technology destroys a wide range of pollutants, including VOCs, mold, bacteria, viruses, and allergens, when compared to conventional filters. Molekule’s range of air purification solutions have been reviewed and validated by third-party laboratories and its medical-grade products have been granted medical device clearance by the FDA.
Molekule is currently a private company. Its principal executive offices are located at 1301 Folsom Street, San Francisco, California 94103 and its telephone number is (855) 999-9069.
Air King Merger Sub Inc.
Air King Merger Sub Inc. is a direct wholly owned subsidiary of AeroClean. Merger Sub was formed by AeroClean solely in contemplation of the Merger, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the Merger Agreement. At the Effective Time, Merger Sub will merge with and into Molekule, with Molekule continuing as the surviving corporation and as a wholly owned subsidiary of AeroClean, and the separate existence of Merger Sub will cease. Merger Sub’s principal executive offices are located at 10455 Riverside Drive, Palm Beach Gardens, Florida 33410 and its telephone number is (833) 652-5326.

THE MERGER
The following discussion contains certain information about the proposed Merger. This discussion is subject, and qualified in its entirety by reference, to the Merger Agreement attached as Annex A hereto. You are urged to carefully read this entire information statement/prospectus, including the Merger Agreement.
General
Upon the satisfaction or waiver of the conditions to closing contained in the Merger Agreement, (i) at the Effective Time, Merger Sub will merge with and into Molekule, with Molekule continuing as the surviving corporation and as a wholly owned subsidiary of AeroClean, and the separate existence of Merger Sub will cease, and (ii) the shares of Molekule Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Molekule Common Stock resulting from the conversion of the Molekule Series 1 Preferred Stock that is issued and outstanding immediately prior to the Effective Time), except as otherwise described herein, will be converted automatically into, and the holders of such shares of Molekule Common Stock shall be entitled to receive, by virtue of the Merger and upon the terms and subject to the conditions set forth in the Merger Agreement, the Merger Consideration.
Background of the Merger
As part of AeroClean’s ongoing strategic planning process, the AeroClean Board and the AeroClean management team regularly review and assess various potential strategic transactions available to enhance value for the stockholders of AeroClean, and in pursuit of AeroClean’s goal to achieve market leadership.
In connection with AeroClean’s strategic objectives of expanding its sales reach by developing a broad network of channel sales and distribution partners and to build a broad range of product lines and service offerings, the AeroClean Board authorized AeroClean management to prepare a list of potential acquisition targets. Molekule was one of several companies included on this list of strategic targets, and AeroClean management considered Molekule attractive for its sector position, available product lines and marketing initiatives. On January 12, 2022, Amin Khoury, the chairman of the AeroClean Board, requested via email that a representative from HCFP/Capital Markets LLC (“HCFP”), a lead underwriter for AeroClean’s initial public offering, coordinate an initial meeting with Molekule management on behalf of AeroClean management.
On January 20, 2022, AeroClean’s Chief Executive Officer, Jason DiBona, Chief Financial Officer, Ryan Tyler and Mr. Khoury, and Molekule’s Chief Executive Officer, Jonathan Harris, along with a representative from HCFP, met via videoconference. During the preliminary discussions, the parties explored the prospect of AeroClean and Molekule pursuing a potential business combination. The discussion ended without any agreement between the parties on any specific or general next steps. On January 25, 2022, Mr. DiBona thanked Mr. Harris for participating in the videoconference and suggested that the group schedule a date and time to continue discussions. On February 5, 2022, Mr. Harris informed Mr. DiBona and Mr. Tyler that at that time, Molekule was focused on certain internal strategic initiatives and that the Molekule Board had an upcoming meeting that required a significant amount of Mr. Harris’ attention.
In the months following the January 20, 2022 meeting, Mr. DiBona contacted Mr. Harris indicating AeroClean’s desire to continue exploratory discussions; however, Mr. Harris did not respond and there was no further engagement between AeroClean and Molekule until June 2022.
On March 22, 2022, the AeroClean Board held an in-person meeting. Mr. DiBona and Mr. Tyler also attended the meeting. Among other topics, Mr. Tyler and Mr. DiBona presented to the AeroClean Board regarding the history of Molekule’s operations and financing and provided a summary of the meeting with Mr. Harris on January 20, 2022.
On May 11, 2022, the AeroClean Board held a meeting via videoconference. Mr. DiBona and Mr. Tyler also attended the meeting. Among other topics that were discussed, Mr. Tyler and Mr. DiBona provided an update to the AeroClean Board and noted that discussions had not progressed between AeroClean and Molekule.

On June 15, 2022, after AeroClean’s announcement that its Pūrgo device had been granted FDA clearance, Mr. Harris contacted Mr. DiBona, and Mr. DiBona and Mr. Harris agreed to speak in the coming days. On June 17, 2022, Mr. DiBona and Mr. Harris had a discussion where Mr. DiBona updated Mr. Harris about the AeroClean business. In the same discussion, Mr. Harris also updated Mr. DiBona about the performance of the Molekule business. Mr. Harris also described an ongoing capital raise conducted by Molekule and informed Mr. DiBona that Molekule had hired a new Chief Financial Officer, Ritankar “Ronti” Pal.
On June 28, 2022, while Mr. DiBona was visiting New York City on unrelated business matters, Mr. DiBona met with Mr. Pal in person. Mr. Pal provided a recent history of Molekule’s financing and operations.
On July 13, 2022, Mr. DiBona, Mr. Tyler, Mr. Harris, Mr. Pal, and Brad Feld of Foundry, Molekule’s largest stockholder and a member of the Molekule Board, met via teleconference. The participants in this meeting discussed the two companies’ market positions and the potential merits, to be confirmed in due diligence, of a business combination. The AeroClean and Molekule participants in this meeting agreed to engage in further exploratory discussions. On the same day, AeroClean and Molekule executed a Mutual Non-Disclosure Agreement to facilitate each company’s due diligence of the other.
Later in the day on July 13, 2022, Mr. DiBona and Mr. Tyler updated Mr. Khoury on the conversations held among the management of AeroClean and Molekule and Mr. Feld.
On July 25, 2022, Mr. Pal provided Mr. DiBona and Mr. Tyler with a preliminary financial forecast for Molekule through the remainder of 2022 and 2023 that was still being developed by management of Molekule and was subject to a number of assumptions.
On July 27, 2022, to facilitate the two companies’ ongoing reciprocal due diligence, the parties held a videoconference meeting among Mr. Khoury, Mr. DiBona, Mr. Tyler, Mr. Feld, Mr. Harris, and Mr. Pal. The participants responded to questions about their respective businesses and continued to discuss the two companies’ mutual interest in exploring a potential business combination.
On August 2 and August 3, 2022, to facilitate the two companies’ ongoing reciprocal due diligence, Mr. DiBona, Mr. Tyler and Mr. Harris met in person. On August 2, 2022, Mr. DiBona and Mr. Tyler, together with Mr. Harris, visited the Molekule manufacturing facilities in Lakeland, Florida, and Tampa, Florida, and met with Molekule manufacturing and R&D teams during such site visits.
On August 3, 2022, to facilitate the two companies’ ongoing reciprocal due diligence, Mr. Harris visited Mr. DiBona and Mr. Tyler at the AeroClean offices in Palm Beach Gardens, Florida. At this meeting, Mr. DiBona and Mr. Tyler provided Mr. Harris with a tour of the facilities, demonstrated AeroClean’s product capabilities and discussed ways in which AeroClean’s and Molekule’s products, brands and personnel could be complementary.
On August 5, 2022, Mr. DiBona updated Mr. Khoury on the meetings held on August 2 and August 3, 2022 with Mr. Harris and the site visits, as described above.
On August 11, 2022, the AeroClean Board held a meeting via videoconference. Mr. DiBona and Mr. Tyler also attended the meeting. Mr. Tyler and Mr. DiBona presented to the AeroClean Board regarding the history of Molekule’s operations, its financing and the potential operational synergies that might arise from a business combination between the two companies. Mr. Tyler also provided to the AeroClean Board the Molekule preliminary financial information for 2022 to date and preliminary forecasts for the remainder of 2022 and 2023 which were still being developed by the management of Molekule and subject to a number of assumptions. The members of the AeroClean Board asked a number of questions about the ongoing discussions with Molekule and AeroClean management’s views on the merits of a potential business combination with Molekule. At this meeting the AeroClean Board authorized the AeroClean management to continue discussing a business combination with Molekule and also authorized AeroClean to engage Freshfields Bruckhaus Deringer US LLP (“Freshfields”), its regular external legal counsel, as legal advisor in connection with a potential business combination with Molekule.
On August 15 and August 16, 2022, Mr. Harris, Mr. Pal, and Mr. Feld, representing Molekule, and Mr. DiBona, Mr. Tyler, Mr. Khoury, and AeroClean Board member, Timothy J. Scannell, representing

AeroClean, held in-person meetings in Aspen, Colorado. The participants continued prior discussions regarding potential product, technology and operational synergies and the merits of pursuing a business combination. Management of Molekule informed the AeroClean representatives that Molekule was then seeking to raise equity capital through a rights offering, that such rights offering required stockholders to notify Molekule on or before August 17, 2022 of their intent to participate, and that any investment would need to be completed prior to August 24, 2022. Also on August 16, 2022 Nicole Fiore, the Controller of Molekule, provided representatives of AeroClean with Molekule’s 2019 and 2020 audited financial statements.
On August 25, 2022, Mr. Feld contacted Mr. Khoury to discuss the potential business combination between AeroClean and Molekule, including proposed economic terms. Mr. Feld and Mr. Khoury reached a verbal, non-binding agreement on a combination of AeroClean and Molekule, subject to further due diligence and board and stockholder approval, whereby, upon consummation of the business combination, the stockholders of Molekule would receive, collectively, 49.5% of the outstanding shares of AeroClean Common Stock. Mr. Feld and Mr. Khoury also discussed, among other things, equity awards which Molekule intended to grant to its employees and certain change of control provisions related to AeroClean. Mr. Feld and Mr. Khoury agreed to discuss these matters further once both AeroClean and Molekule had the opportunity to conduct due diligence.
On August 26, 2022, the AeroClean Board held a meeting via videoconference. Mr. DiBona and Mr. Tyler were also in attendance. At the meeting, Mr. Khoury described the proposed economic terms of the contemplated business combination that were discussed with Molekule, including that stockholders of Molekule would receive 49.5% of the outstanding shares of AeroClean Common Stock. Mr. Khoury also provided an update to the AeroClean Board regarding the status of discussions on other issues related to the potential business combination, including (1) compliance with change-of-control provisions in AeroClean’s outstanding agreements, (2) the terms of Molekule’s debt arrangements, (3) the addition of Mr. Feld as a director on the board of the Combined Company, and (4) Molekule’s proposed timeline to deliver audited financials. Following discussion among the members of the AeroClean Board, the AeroClean Board authorized the AeroClean management team and Mr. Khoury to negotiate a business combination with Molekule on the terms described by Mr. Khoury at the meeting subject to board and stockholder approval.
On August 29, 2022, Mr. DiBona, Mr. Tyler, Mr. Pal and Mr. Harris held an in-person meeting, which Mr. Feld, Mr. Khoury, representatives of Freshfields, and representatives of Fenwick & West LLP (“Fenwick”), outside counsel to Molekule, attended by videoconference. The participants discussed legal and structuring topics, including the name of the Combined Company, arising from a potential business combination. Representatives of AeroClean discussed the importance of compliance with change-of-control provisions in its outstanding agreements. Representatives from Molekule informed the representatives from AeroClean and Freshfields that Molekule had recently sent letters to Molekule employees indicating that such employees would receive Molekule stock options (the “Molekule Options”) and that it was important to Molekule management that such employees receive such equity in connection with a business combination. AeroClean and Molekule agreed to further consider these structuring topics. Management of AeroClean and of Molekule instructed Freshfields and Fenwick to engage directly to develop the structure of the transaction.
On August 30, 2022, Freshfields and Fenwick discussed the pro forma capitalization of the Combined Company and the Molekule Options. Freshfields informed Fenwick that it was AeroClean’s desire to issue RSUs to the Molekule employees rather than options as AeroClean has issued to other current employees.
Between August 29 and August 31, 2022, the management teams of AeroClean and Molekule held discussions about the potential business combination in person. They discussed, among other things, the Combined Company’s organizational structure and management, operational matters and branding strategy. At the meeting on August 29, 2022, AeroClean indicated that it would expect Molekule’s stockholders to not sell shares of AeroClean Common Stock received as merger consideration for six months after the closing of the transaction, and Molekule indicated that it would expect AeroClean’s non-public stockholders to agree to a similar lockup.
During this time, Thomas McCaffrey, head of the Compensation Committee of the AeroClean Board, and Mr. Feld discussed the compensation packages of the individuals who would be the four executive officers of the Combined Company. The objective was to align both the cash and equity components between the

Chief Executive Officer and the Chief Commercial Officer of the Combined Company, and between the Chief Financial Officer and the Chief Operating Officer of the Combined Company. Mr. McCaffrey and Mr. Feld agreed on this approach.
On September 1, 2022, the AeroClean Board and AeroClean management discussed the post-Closing name change of the Combined Company, from “AeroClean Technologies, Inc.” to “Molekule, Inc.”, including the potential creation of opportunities for the Combined Company to benefit from Molekule’s extensive investments in branding and consumer awareness initiatives.
On September 2, 2022, Mr. Khoury communicated with each of the AeroClean pre-IPO stockholders who on that date represented approximately 64% of the outstanding shares of AeroClean Common Stock. He invited them to participate in a meeting to be held on September 9, 2022, subject to receipt of a confidentiality agreement. Certain of AeroClean’s pre-IPO stockholders, who on that date held approximately 62% of the outstanding shares of AeroClean Common Stock, entered into a confidentiality agreement with AeroClean.
On September 5, 2022, Freshfields and Fenwick exchanged requests for legal due diligence, and each party set up a virtual data room to share information and legal documentation with the other party and its representatives.
On September 6, 2022, the AeroClean Board held a meeting via videoconference, which Mr. DiBona, Mr. Tyler and representatives of Freshfields also attended via videoconference. At the meeting, the AeroClean Board discussed the timeline and due diligence process for the potential business combination with Molekule.
On September 7, 2022, representatives of Freshfields and Fenwick met via videoconference to discuss various matters concerning the potential business combination, which included the treatment of Molekule Options, Molekule’s capitalization table, the pro forma capitalization table following closing of the business combination, post-closing lock-up arrangements governing the stockholders of Molekule, the requisite approvals that would be required from Molekule’s stockholders to approve a business combination with AeroClean, the ability to obtain agreements from certain material stockholders of Molekule to vote in favor of the potential business combination and consents required from Molekule’s lenders, SVB and Trinity, in connection with a Molekule change of control.
On September 9, 2022, the AeroClean management team held a meeting with certain of the pre-IPO stockholders of AeroClean (which included the members of the AeroClean Board) who on that date owned approximately 62% of the outstanding shares of AeroClean Common Stock and who had all executed confidentiality agreements with AeroClean for purposes of attending the meeting. Representatives from Freshfields were also in attendance. At the meeting, Mr. Khoury described the discussions that AeroClean had held with Molekule to-date, informed the attendees that AeroClean was exploring a potential business combination with Molekule, discussed the pro forma equity ownership of the Combined Company immediately following the potential business combination and noted the proposed timeline for entering into a definitive agreement. Mr. Khoury indicated that there was an expectation of equal treatment between the pre-IPO stockholders of AeroClean and stockholders of Molekule and that because stockholders of Molekule would be prohibited from selling AeroClean securities for six (6) months following the Closing, the pre-IPO stockholders of AeroClean would be requested to renew and extend the terms of their lock-up agreements for an additional six (6) months following the closing of a business combination with Molekule. Each of AeroClean’s pre-IPO stockholders (who on that date owned approximately 64% of the outstanding shares of AeroClean Common Stock) had previously signed lock-up agreements that restricted certain sales of AeroClean Common Stock, either in connection with AeroClean’s initial public offering in November 2021 or AeroClean’s private placement in June 2022. Following such meeting, each of the pre-IPO stockholders of AeroClean executed new letter agreements, dated September 9, 2022, whereby all such pre-IPO stockholders agreed to extend the term of their initial lock-up agreements from the initial public offering in November 2021 or the private placement in June 2022 through the date six (6) months following the closing of a business combination with Molekule.
On September 10, 2022, the AeroClean Board agreed to engage Benchmark to act as financial advisor to the AeroClean Board in connection with the potential business combination with Molekule. Benchmark had previously provided banking and advisory services to AeroClean in connection with its initial public offering in November 2021 and its private placement of securities in June 2022.
On September 12, 2022, representatives of Freshfields provided representatives of Fenwick with a draft of the proposed merger agreement, which reflected, among other things: (1) AeroClean Common Stock would be issued to stockholders of Molekule at a to-be-determined exchange ratio, giving effect to the issuance of certain RSUs, such that, as of Closing, stockholders of Molekule would own 49.5% of the Combined Company, and stockholders of AeroClean would own 50.5% of the Combined Company, (2) termination of the Molekule stock plan and stock options immediately upon the Closing, with AeroClean to grant RSU awards to certain continuing employees, (3) a six (6) month lock-up of all stockholders of Molekule pursuant to an amendment to AeroClean’s bylaws to be implemented prior to Closing, (4) reciprocal representations, which would not survive Closing, regarding capitalization, due authority, required approvals and the parties’ businesses generally, (5) reciprocal operative restrictions in the interim period between signing and Closing, (6) the AeroClean Board would be expanded from and after Closing to include Mr. Feld as an additional director of AeroClean, (7) termination rights for AeroClean if Molekule failed to timely deliver its financial statements as required by the merger agreement, and (8) customary closing conditions as well as bespoke closing conditions including the SEC declaring AeroClean’s registration statement on Form S-4 effective and the common stock of AeroClean to be issued in connection with the merger being approved for listing on Nasdaq.
Additionally, during the week of September 12, 2022, AeroClean and Molekule made available due diligence materials for review to one another. Representatives of Freshfields and Fenwick also continued to submit additional follow-up requests based on ongoing review of the available materials. Various due diligence calls were also held among the AeroClean and Molekule management teams and their respective accounting, legal and financial advisors.
On September 19, 2022, representatives of Fenwick sent representatives of Freshfields a revised draft of the proposed merger agreement. Among other things, the revised draft of the proposed merger agreement: (1) limited AeroClean’s access to Molekule financial data and extended the deadlines for Molekule to provide monthly and audited financial statements, (2) removed the obligation of Molekule to use reasonable best efforts to cause its stockholders not to engage in transactions involving securities of AeroClean during the period between execution of the merger agreement and Closing, (3) indicated an expectation that Molekule RSUs would vest according to the same schedules as in effect for existing options and contemplated promised options, (4) provided for certain go-forward compensation and benefits for continuing employees for one (1) year post-Closing, (5) proposed an outside date of eight (8) months from the date of execution of the merger agreement, and (6) removed AeroClean’s right to terminate upon Molekule’s failure to deliver monthly or audited financials in accordance with the merger agreement.
Throughout the week of September 19, 2022, AeroClean and Molekule continued to conduct due diligence, and representatives of Freshfields and Fenwick exchanged responses and provided additional diligence materials in response to follow-up questions and disclosure requests. On September 20, 2022, the parties participated in an additional legal due diligence call focused on data privacy and information security matters, which was attended by IT personnel of Molekule, Mr. Pal, Mr. Tyler, and representatives of Freshfields and Fenwick.
On September 22, 2022, representatives of Fenwick sent representatives of Freshfields a draft of the proposed form of support agreement, to be executed concurrently with the execution of the merger agreement by Foundry and a group of affiliated stockholders of Molekule including Crosslink Bayview VII, L.L.C., Crosslink Crossover Fund VII, L.P., Crosslink Crossover Fund VIII, L.P., Crosslink Crossover Fund VII-B, L.P., Crosslink Endeavor Fund I, LP, Crosslink Ventures VII, L.P., and Crosslink Ventures VII-B, L.P, and Beta Bayview, LLC. The support agreement provided, among other things, that the signatories thereto would vote in favor of the proposed business combination following the effectiveness of AeroClean’s registration statement on Form S-4.
Also on September 22, 2022, the parties participated in a legal due diligence call, attended by Mr. Tyler and representatives of Fenwick and Freshfields, during which representatives of Fenwick asked Mr. Tyler and representatives of Freshfields due diligence questions concerning AeroClean.

On September 23, 2022, representatives of Freshfields sent representatives of Fenwick a revised merger agreement and revised support agreement. Among other things, the revised merger agreement: (1) revised the treatment of Molekule’s employee stock option plan in connection with the Closing, (2) expanded certain representations relating to intellectual property and data protection and security, (3) re-inserted AeroClean’s right to terminate upon Molekule’s failure to deliver monthly or audited financials in accordance with the proposed merger agreement and (4) provided a formula for the calculation of the fair market value of a Share (as defined in the warrant agreements to purchase Molekule Common Stock).
On September 26, 2022, representatives of Freshfields (i) provided to the AeroClean Board (1) a summary of their due diligence review and, (2) drafts of documents related to the merger agreement, and (ii) held a telephonic conference with Mr. DiBona, Mr. Tyler, Mr. Khoury, Mr. McCaffrey, and AeroClean board member Michael Senft, to further discuss the foregoing. Later on September 26, 2022, representatives of Freshfields sent representatives of Fenwick drafts of the amended and restated certificate of incorporation, amended and restated bylaws, stockholders agreement and amended and restated registration rights agreement.
Also on September 26, 2022, representatives of Fenwick and Freshfields participated in a telephonic conference to discuss the proposed merger agreement and other transaction agreements and transaction terms. Representatives of Freshfields explained that it was AeroClean’s view that the consents required from SVB and Trinity should be delivered at or prior to signing the merger agreement and that the employment agreements for Mr. DiBona and Mr. Harris should be equalized such that key terms are the same, and the employment agreements for Mr. Tyler and Mr. Pal should be aligned such that the key terms are the same. Representatives from Freshfields described AeroClean’s proposal for certain material stockholders of the Combined Company (Mr. Khoury, Lewis Pell, David Helfet, Dateline TV Holdings, Foundry and Crosslink) to enter into a stockholders agreement concurrently with the Closing pursuant to which the signatories thereto would agree to nominate the current six members of the AeroClean Board as well as Mr. Feld to the Combined Company board of directors for the next two annual meetings. Representatives of Freshfields also informed representatives of Fenwick that AeroClean would agree to amend the current registration rights agreement in place with Mr. Khoury and Mr. Pell to add Foundry as a party.
In the same telephonic conference on September 26, 2022 between representatives of Freshfields and representatives of Fenwick, representatives of Fenwick explained that Foundry and Crosslink would agree to sign the stockholders agreement and that Molekule would use its reasonable best efforts following the execution of the merger agreement to obtain agreement from other key stockholders of Molekule to also sign the stockholders agreement. Representatives of Fenwick also indicated that Molekule believed that Molekule RSUs should vest quarterly (not annually) and that it was not acceptable to Molekule to grant AeroClean a standalone termination right for failure to deliver certain Molekule financial statements by a certain date.
Also on September 26, 2022, members of management from AeroClean and Molekule and representatives of Freshfields and Fenwick held a telephonic conference to discuss various due diligence matters involving Molekule.
Further on September 26, 2022, representatives of Freshfields sent the initial drafts of the employment agreements with Mr. Harris and Mr. Pal to representatives of Fenwick. Among other things, the initial drafts were generally consistent with the employment agreements of other AeroClean executives, increased Mr. Pal’s compensation, removed their eligibility to receive severance payments or benefits in the event of a resignation for “good reason,” constructive termination or similar event (as is the case under each individual’s current employment agreement with Molekule), and expanded restrictive covenants, including certain non-competition terms that would extend for two years following the executive’s termination of service.
On September 27, 2022, representatives of Fenwick sent representatives of Freshfields (1) a revised draft of the proposed merger agreement, which proposed value thresholds for material contracts and removed AeroClean’s termination right upon Molekule’s failure to provide financial statements by specified deadlines, (2) revised drafts of the proposed form of support agreement and other ancillary agreements, and (3) a draft of the proposed disclosure schedule for Molekule. Also on September 27, 2022, representatives of Freshfields sent representatives of Fenwick an additional set of follow-up due diligence questions relating to Molekule data and information security matters, to which representatives of Fenwick responded with the requested information on September 28, 2022.
Also on September 28, 2022, representatives of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz Levin”), counsel to Mr. Harris and Mr. Pal, sent representatives of Freshfields revised drafts of the employment agreements with each of Mr. Harris and Mr. Pal. Among other things, the revised employment agreements added proposed increased compensation for Mr. Pal, reinserted the provision of severance payments and benefits in the event of the executive’s resignation for “good reason,” constructive termination or similar event, and limited certain restrictive covenants, including non-competition and non-solicitation provisions.
Additionally on September 28, 2022, representatives of Fenwick sent representatives of Freshfields a draft of SVB’s proposed consent to the merger agreement. The draft consent from SVB (1) would have expired 30 days from the date of signature, (2) required that AeroClean become subject to certain covenants under the loan documentation and pledge its assets as collateral, (3) obligated AeroClean to renegotiate financial covenants post-Closing and (4) stipulated that the consent would become ineffective upon the occurrence of any event of default (as defined under the loan documentation with SVB) by Molekule.
Also on September 28, 2022, Mr. Khoury and Mr. Pal discussed that per Mr. Khoury’s request, Mr. Pal would seek approval from Mr. Feld for Molekule to commit to commencing and closing a rights offering between the signing of the merger agreement and Closing, in an amount up to $7,000,000, with a backstop commitment up to $5,000,000 to be provided by Foundry. Later on September 28, 2022, Mr. Khoury and Mr. Feld agreed to these terms via a telephone call.
On September 29, 2022, Freshfields sent Fenwick comments to the draft SVB consent to be shared with SVB that, among other things (1) revised the consent to become effective upon Closing, (2) removed the requirements that AeroClean become subject to certain covenants under the loan documentation and pledge its assets as collateral and (3) removed the obligation for AeroClean to renegotiate financial covenants post-Closing.
Later on September 29, 2022, the management of Molekule and AeroClean, their respective counsel and Mr. Feld held a meeting via videoconference to discuss the requests from SVB for AeroClean to become a co-borrower under the loan documents, to pledge its assets to SVB, and to renegotiate covenants upon the closing of the Merger. On the call, AeroClean agreed that Mr. Feld should discuss with SVB an annual Combined Company consolidated revenue covenant, to be tested in the first quarter of 2023, and that going forward, SVB and the Combined Company would review and agree new revenue covenants for 2024 and beyond on an annual basis. AeroClean agreed that if SVB would agree to such amendments to the loan documentation and the consent, then AeroClean would become a co-borrower and to pledge its assets as security for the Combined Company’s outstanding obligations. Following these discussions, representatives of Fenwick sent representatives of Freshfields a revised draft of the SVB consent reflecting AeroClean’s proposed changes.
Later on September 29, 2022, in advance of the AeroClean Board’s meeting on the next day, Freshfields provided the AeroClean Board with (1) a draft of the proposed AeroClean stockholder consent and (2) a draft of the proposed merger agreement and proposed ancillary agreements to the proposed merger agreement.
On September 30, 2022, the AeroClean Board held a meeting via videoconference, which was also attended by Mr. DiBona and Mr. Tyler and representatives of Benchmark and Freshfields. Representatives of Benchmark reviewed its work and analyses performed in connection with preparing its fairness opinion. Representatives of Freshfields then reviewed the fiduciary duties of the AeroClean Board under Delaware law in connection with the AeroClean Board’s consideration of the Merger and other proposals to be voted on by the AeroClean Board. Representatives of Freshfields also provided an update on the status of negotiations and an overview of the key commercial and legal terms of the Merger. They also discussed the required consents from stockholders and lenders for approval of the Merger, post-closing corporate governance of the Combined Company, and employment matters, including the negotiated employment agreements with members of Molekule’s management, employee benefits for continuing employees and the treatment of Molekule equity awards. Representatives from Freshfields then provided the AeroClean Board with an overview of legal due diligence conducted, including as to Molekule’s indebtedness, warrant provisions, intellectual property, data privacy and security, and litigation and disputes. Mr. Tyler provided an overview of financial due diligence conducted on Molekule. Representatives from Freshfields thereafter described the proposals to be voted upon by the AeroClean Board at the next meeting of the AeroClean Board, and the proposed proposals to be approved by the stockholders of AeroClean, subject to approval by the AeroClean Board.
Also on September 30, 2022, AeroClean and Molekule held a meeting, which included representatives from Freshfields and Fenwick, via videoconference to discuss the treatment of warrants to purchase common stock of Molekule. The parties also discussed the fundamental principles regarding the calculation of post-Closing ownership to ensure that stockholders of AeroClean would retain 50.5% of the Combined Company upon Closing and that stockholders of Molekule would hold 49.5% of the Combined Company upon Closing. It was agreed that the number of shares of AeroClean Common Stock actually issuable to the applicable warrant holders pursuant to the warrants would be determined shortly before Closing. Finally, the parties discussed the calculation of the shares to be included in the respective percentages of the Combined Company to be held post-Closing.
Later on September 30, 2022, representatives of Freshfields sent representatives of Fenwick (1) a revised draft of a proposed merger agreement that reflected lower value thresholds for material contracts and contained a new covenant requiring Molekule to raise up to $7,000,000 (with up to $5,000,000 backstopped by Foundry) in equity financing prior to Closing, (2) a draft of the proposed backstop agreement between the parties and Foundry in relation to the proposed equity financing, and (3) a draft of the proposed AeroClean disclosure schedule and revised drafts of other ancillary agreements to the proposed merger agreement. Representatives of Freshfields and Fenwick also exchanged revised drafts of the proposed SVB and Trinity consents, and continued to discuss the SVB consent on September 30, 2022, and the morning of October 1, 2022.
Later, on October 1, 2022, SVB and Trinity entered into the consents to the change in control with Molekule, subject to certain covenants as further described in the section titled “— Treatment of Indebtedness of Molekule”.
Representatives of Freshfields also sent representatives of Mintz Levin revised drafts of the employment agreements with Mr. Harris and Mr. Pal that, among other things, again removed the provision of severance payments and benefits in the event of the executive’s resignation for “good reason,” constructive termination or similar event, and extended the period applicable to post-termination restrictive covenants as proposed in the initial drafts.
Additionally, on October 1, 2022, representatives of Freshfields sent representatives of Fenwick revised drafts of the Molekule disclosure schedule and additional ancillary agreements and exhibits to the proposed merger agreement, and representatives of Fenwick sent representatives of Freshfields revised drafts of the proposed backstop agreement and the proposed merger agreement. Representatives of Freshfields responded later on October 1, 2022 with additional revised drafts of the proposed backstop agreement and the proposed merger agreement. The revised draft of the proposed merger agreement reflected updates to certain employee benefits clauses, and replaced the fixed exchange ratio with a new provision requiring Molekule and AeroClean to prepare an Ownership Allocation prior to the Closing Date in accordance with principles outlined in a schedule to the merger agreement, which provided that the stockholders of Molekule would, in the aggregate, be entitled to 49.5% of the outstanding shares of AeroClean Common Stock immediately following the Closing.
On October 2, 2022, Freshfields provided the AeroClean Board with the definitive transaction documents, including the proposed form of AeroClean stockholder consent and the proposed merger agreement, noting that the proposed merger agreement was still subject to negotiation of the calculation of the shares of AeroClean Common Stock to be included in the Merger Consideration and finalization of the backstop agreement to be executed by Foundry concurrently with the signing of the merger agreement.
On October 2, 2022, representatives of Fenwick and Freshfields finalized drafts of the proposed merger agreement and the AeroClean disclosure schedule.
Early on October 3, 2022, representatives of Freshfields and representatives of Fenwick met via videoconference to discuss, and ultimately agreed upon, the final form for each disclosure schedule. In the hours preceding the scheduled meeting of the AeroClean Board, representatives of Freshfields sent final drafts of each disclosure schedule and the merger agreement to Fenwick.
Later on October 3, 2022, the AeroClean Board held a meeting via videoconference and telephonic conference, which was also attended by Mr. Dibona and Mr. Tyler and representatives of Benchmark and Freshfields. Representatives of Freshfields reviewed the fiduciary duties of the AeroClean Board under Delaware law. Thereafter, representatives of Freshfields provided an overview of the negotiation process and discussed changes made to the proposed merger agreement since the AeroClean Board meeting on September 30, 2022. A representative of Benchmark then presented to the AeroClean Board Benchmark’s financial analysis summarized below under “— Opinion of the Financial Advisor.” At the request of the AeroClean Board, Benchmark rendered to the AeroClean Board an oral opinion, subsequently confirmed by delivery of a written opinion dated October 3, 2022 to the effect that, as of that date and based on and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the Merger Consideration to be paid by AeroClean in the Transaction pursuant to the merger agreement was fair, from a financial point of view, to the stockholders of AeroClean.
After further discussion and based on, among other reasons, the considerations set forth in more detail in the section titled “— AeroClean’s Reasons for the Merger”, including the anticipated benefits of the Merger, the amount of Merger Consideration to be paid, anticipated governance of the Combined Company and the terms of the merger agreement, the AeroClean Board unanimously (i) determined that the proposed merger agreement and the transactions contemplated thereby, including the Merger, were fair to and in the best interests of AeroClean and its stockholders, (ii) declared it advisable for AeroClean to enter into the proposed merger agreement and consummate the Merger upon the terms and subject to the conditions set forth therein, (iii) authorized the stockholders of AeroClean to act by written consent in lieu of a meeting of stockholders with respect to the foregoing actions and to take any actions required to approve the foregoing actions by written consent in lieu of a meeting of stockholders; (iv) authorized the issuance of the Merger Consideration, (v) approved the execution and delivery of the proposed merger agreement and each of the ancillary agreements to the proposed merger agreement by AeroClean, the performance by AeroClean of its covenants and other obligations under the proposed merger agreement and the consummation of the transactions contemplated by the merger agreement, including the Merger, upon the terms and conditions set forth therein, (vi) further approved the execution and filing of a registration statement on Form S-4 and all other documents required to be filed or furnished to the SEC in connection with the transactions contemplated by the merger agreement, and the distribution of the information statement contained in Form S-4 to the stockholders of AeroClean following the declaration of effectiveness of the Form S-4 by the SEC, (vii) agreed that the Merger, upon the terms, and subject to the conditions, contained in the proposed merger agreement was authorized and approved in accordance with the requirements of the DGCL and any applicable anti-takeover laws, (viii) resolved that the Equity Plan Amendment be adopted subject to the consummation of the Merger and approval by the stockholders of AeroClean and (ix) resolved to amend the Charter and Bylaws of AeroClean, effective as of the Effective Time and in accordance with the merger agreement.
Later on October 3, 2022, AeroClean and Molekule executed and delivered the Merger Agreement and other related agreements.
Later that same day, AeroClean and Molekule issued a joint press release announcing the execution of the Merger Agreement and summarizing the material terms of the transactions contemplated thereby.
AeroClean’s Reasons for the Merger
At a meeting of the AeroClean Board held on October 3, 2022, the AeroClean Board unanimously, among other things: (a) determined and resolved that the Merger Agreement and related transactions (including the Merger and the issuance of AeroClean Common Stock as Merger Consideration), on the terms and subject to the conditions set forth in the Merger Agreement, are advisable and fair to, and in the best interests of, AeroClean and its stockholders; (b) authorized and approved the execution and delivery of the Merger Agreement by AeroClean; (c) approved the Charter Amendments; (d) approved the Plan Amendments; (e) recommended that the AeroClean stockholders approve the issuance of AeroClean Common Stock as Merger Consideration in accordance with the Merger Agreement, the Charter Amendments and the Plan Amendments; and (f) determined that the stockholders of AeroClean could approve the foregoing by written consent. In reaching its determinations and recommendations the AeroClean Board consulted with AeroClean management and its outside legal and financial advisors, and considered a number of factors, including the following factors that weighed in favor of the Merger:
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The Benefits of the Merger.   The belief of the AeroClean Board that the Combined Company would be well positioned to achieve future growth and generate additional returns for AeroClean stockholders, including due to:

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the expectation that the Combined Company will be an industry-leading provider of premium, FDA-cleared air purification products and solutions;

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the expectation that the Combined Company will have a broad range of highly complementary, proprietary and patented, FDA-cleared air purification devices;

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the expectation that the Combined Company will possess a powerful combined brand value and recognition with an installed base of over 350,000 air purification units, providing a foundation for growing recurring revenues from both consumables and the launch of a SaaS software solution;

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the expectation that the Combined Company’s integrated internet of things (“IoT”) devices and IAQ solutions, including the newly released business software, Molekule Air Platform (“MAP”), will enable the Combined Company to begin to sell SaaS monitoring and device control subscriptions that enable facility managers to monitor and control individual room air quality on an enterprise-wide basis;

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the expectation that, following the Closing, each of AeroClean and Molekule will introduce its products and IAQ solutions into the other’s existing sales and distribution channels to accelerate B2B market penetration and to expand further into healthcare, government, hospitality and education verticals;

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the expectation that the Combined Company will have a solid balance sheet, liquidity and access to capital providing significant opportunities for organic and inorganic growth;

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the expectation that the Combined Company’s solid balance sheet and access to capital will enhance its ability to invest in software and product development, engineering and sales resources required to compress the time-to-market to develop new devices, SaaS software solutions, advanced sensor technology and smart building integrations enabling enterprise-wide IAQ monitoring and control;

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the expectation that access to capital will better position the Combined Company to selectively pursue additional value-creating M&A opportunities within the broader IAQ and cleantech industries;

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information and discussions with members of AeroClean’s management team and with AeroClean’s advisors regarding Molekule’s business, assets, financial condition, results of operations, reputation, current business strategy and prospects, including the projected long-term financial results of Molekule as a standalone company, the size and scale of the Combined Company and the expected pro forma effect of the Merger on each company; and

•
the belief that the AeroClean and Molekule management teams will be able to successfully integrate the two companies.

•
Potential Operating Synergies Opportunities.   The AeroClean Board evaluated potential operating synergy opportunities from the Merger, including:

•
leveraging the Molekule brand and marketing tactics to generate greater awareness of AeroClean’s product offering;

•
producing AeroClean filters at Molekule facilities which provides margin expansion opportunities as well as opportunities for future innovation;

•
the companies’ complementary product lines as Molekule has historically been direct-to-consumer while AeroClean is engaged in the healthcare, commercial, and business-to-business industries;

•
using already existing Molekule resources to target healthcare and other AeroClean verticals;

•
applying Molekule’s mobile application and dashboard, remote operability and internal sensing capabilities; and

•
leveraging Molekule’s scale to assist with resources, including marketing, human resources, engineering, operations, and research and development.

•
The Merger Consideration.   The AeroClean Board evaluated the amount of the Merger Consideration relative to its current assessment of the benefits of the Merger, including:

•
the fact that AeroClean stockholders are expected to own approximately 50.5% of the issued and Outstanding Shares (as defined in the Merger Agreement) of the Combined Company’s common stock at the Effective Time;

•
the fact that certain stockholders of Molekule executed Molekule Support Agreements, pursuant to which they have agreed to vote their shares of Molekule Common Stock and Molekule Series 1 Preferred Stock in favor of the Merger; and

•
the opinion of Benchmark rendered to the AeroClean Board on October 3, 2022, which was subsequently confirmed by delivery of a written opinion dated October 3, 2022, that, as of such date and based upon and subject to the assumptions made, procedures followed, and matters considered in preparing its opinion, the Merger Consideration to be paid by AeroClean pursuant to the Merger Agreement is fair to AeroClean’s stockholders from a financial point of view, as more fully described in the section entitled “The Merger — Opinion of AeroClean’s Financial Advisor” and in the full text of the written opinion of Benchmark, which is attached as Annex B to this information statement/prospectus.

•
The Governance of AeroClean.   The AeroClean Board considered the structure of the transaction, including the terms of the Merger Agreement providing for the governance of AeroClean following completion of the Merger, including:

•
that the board of directors of the Combined Company will include the seven current directors of AeroClean and one director nominee of Molekule;

•
that the Chief Executive Officer and Chief Financial Officer of AeroClean will remain in those roles with the Combined Company; and

•
that Amin J. Khoury, AeroClean’s current Chairman of the Board, will continue as Chairman of the Board of the Combined Company.

•
The Terms of the Merger Agreement.   The AeroClean Board considered the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated. The AeroClean Board also reviewed and considered:

•
the conditions to the parties’ respective obligations to complete the Merger and the termination provisions, as well as the likelihood of the completion of the Merger and the evaluation by the AeroClean Board of the likely time period necessary to complete the Merger;

•
the fact that the amount of the Merger Consideration and other terms of the Merger Agreement provide certainty to AeroClean stockholders as to their pro forma percentage ownership of the Combined Company immediately after the completion of the Merger (as more fully described in the sections entitled “The Merger Agreement — Effects of the Merger; Merger Consideration”);

•
the limited number and nature of the conditions to the obligation of Molekule to complete the Merger as well as the probability that those conditions would be satisfied prior to the outside date (as more fully described in the section entitled “The Merger Agreement — Conditions to Completion of the Merger”);

•
the conditions to the obligations of AeroClean and Merger Sub to complete the Merger as well as the probability that those conditions would be satisfied prior to the outside date (as more fully described in the section entitled “The Merger Agreement — Conditions to Completion of the Merger”);

•
the extensive representations and warranties made by Molekule (as more fully described in the section entitled “The Merger Agreement — Representations and Warranties”) as well as the covenants in the Merger Agreement relating to the conduct of Molekule’s business during the period from the date of the Merger Agreement through the Effective Time (as more fully described in the section entitled “The Merger Agreement — Conduct of Business Prior to Completion of the Merger”); and

•
Molekule’s obligation to use commercially reasonable efforts to consummate an equity financing of up to $7 million in cash following the execution of the Merger Agreement and Foundry’s commitment to contribute up to $5 million in cash to the equity financing.

•
Certain Other Factors Considered by the AeroClean Board.   In addition to considering the factors described above, the AeroClean Board considered the following additional factors that weighed in favor of the Merger:

•
historical information concerning AeroClean’s and Molekule’s respective businesses, financial condition, results of operations, earnings, managements, competitive positions and prospects on a projected combined basis;

•
the AeroClean Board’s views and opinions on the challenges and opportunities facing the current and prospective business climate in the industry in which AeroClean and Molekule operate; and

•
the other strategic alternatives available to AeroClean, and the potential risks and benefits of such alternatives.

The AeroClean Board weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the Merger Agreement and the Merger, including:
•
the risk that Molekule’s financial performance or liquidity needs may not meet AeroClean’s expectations;

•
the possibility that the Merger may not be completed or that completion may be unduly delayed for reasons beyond the control of AeroClean;

•
the possible disruption to AeroClean’s and Molekule’s respective operations that may result from the Merger, including the potential for diversion of management and employee attention from other strategic opportunities or operational matters and for increased employee attrition during the period prior to completion of the Merger, and the potential effect of the Merger on AeroClean’s and Molekule’s respective businesses and relations with business partners, suppliers and customers;

•
the adverse impact that business uncertainty pending completion of the Merger could have on AeroClean’s and Molekule’s respective ability to attract, retain and motivate key personnel;

•
the difficulties and challenges inherent in completing the Merger and integrating the businesses, operations and workforce of AeroClean with those of Molekule;

•
the risk that the anticipated strategic and other benefits to AeroClean and Molekule following completion of the Merger, including the expected opportunities and synergies described above, will not be realized or will take longer to realize than expected;

•
the fact that AeroClean’s current stockholders will have reduced ownership and voting interests after the completion of the Merger (compared to their current ownership and voting interests in AeroClean) and will exercise less influence over the board of directors and management and policies of AeroClean (compared to their current influence over the AeroClean Board and management and policies of AeroClean);

•
the potential challenges posed by integrating AeroClean’s and Molekule’s financial reporting systems;

•
the substantial costs to be incurred in connection with the Merger, including those incurred regardless of whether the Merger is consummated;

•
the fact that, if the Merger is not completed, AeroClean will have expended significant human and financial resources on a failed transaction;

•
the risks and contingencies relating to the announcement and pendency of the Merger and the risks and costs to AeroClean if the Merger is not completed on a timely basis or at all, including the impact on AeroClean’s relationships with employees, with business partners and with third parties;

•
the risk that the assumptions on which AeroClean’s and Molekule’s forecasts were based may not be accurate;

•
the potential for litigation relating to the Merger and the associated costs, burden and inconvenience involved in defending those proceedings;

•
the restrictions in the Merger Agreement on the conduct of AeroClean’s business during the period between execution of the Merger Agreement and the consummation of the Merger; and

•
risks of the type and nature described in “Risk Factors” and the matters described in “Cautionary Statement Regarding Forward-Looking Statements.”

The AeroClean Board considered all of these factors as a whole and, on balance, concluded that the potential benefits of the Merger outweighed the risks and uncertainties of the Merger.
In addition, the AeroClean Board was aware of and considered the interests of AeroClean’s directors and executive officers that are different from, or in addition to, the interests of AeroClean stockholders, as generally described in “Interests of AeroClean’s Directors and Executive Officers in the Merger.”
The foregoing discussion of the information and factors that the AeroClean Board considered is not intended to be exhaustive, but rather is meant to include the material factors that the AeroClean Board considered. The AeroClean Board has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement. In view of the complexity and wide variety of factors, both positive and negative, that the AeroClean Board considered in connection with its evaluation of the Merger, the AeroClean Board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the AeroClean Board. In considering the factors discussed above, individual directors may have given different weights to different factors.
The foregoing description of the AeroClean Board’s consideration of the factors supporting the Merger is forward-looking in nature. This information should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements.”
Molekule’s Reasons for the Merger
At a meeting of the Molekule Board held on September 29, 2022, the Molekule Board unanimously: (a) determined and resolved that the Merger Agreement and the related transactions (including the Merger), on the terms and subject to the conditions set forth in the Merger Agreement, are advisable and fair to, and in the best interests of, Molekule and its stockholders; (b) authorized and approved the execution and delivery of the Merger Agreement by Molekule; and (c) resolved to recommend that the holders of Molekule Common Stock adopt the Merger Agreement. In reaching its determinations and recommendations, the Molekule Board consulted with Molekule management and its outside legal advisors, and considered a number of factors, including the following factors that weighed in favor of the Merger:
•
The Benefits of the Merger.   The belief of the Molekule Board that the Combined Company would be well positioned to achieve future growth and generate additional returns for Molekule stockholders, including due to:

•
the expectation that the Combined Company will be an industry-leading provider of premium, FDA-cleared air purification products and solutions;

•
the expectation that the Combined Company will have a broad range of highly complementary, proprietary and patented, FDA-cleared air purification devices;

•
the expectation that the Combined Company will possess a powerful combined brand value and recognition with an installed base of over 350,000 air purification units, providing a foundation for growing recurring revenues from both consumables and the launch of a SaaS software solution;

•
the expectation that the Combined Company’s integrated internet of things (“IoT”) devices and IAQ solutions, including the newly released business software, Molekule Air Platform (“MAP”), will enable the Combined Company to begin to sell monitoring and device control subscriptions that enable facility managers to monitor and control individual room air quality on an enterprise-wide basis;

•
the expectation that, following the Closing, each of AeroClean and Molekule will introduce its products into the other’s existing sales and distribution channels to accelerate B2B market penetration and to expand further into healthcare, government, hospitality and education verticals;

•
the expectation that the Combined Company will have a solid balance sheet, liquidity and access to capital providing significant opportunities for organic and inorganic growth;

•
the expectation that the Combined Company’s solid balance sheet and access to capital will enhance its ability to invest in software and product development, engineering and sales resources required to compress the time-to-market to develop new devices, SaaS software solutions, advanced sensor technology and smart building integrations enabling enterprise-wide IAQ monitoring and control;

•
the expectation that access to capital will better position the Combined Company to selectively pursue additional value-creating M&A opportunities within the broader IAQ and cleantech industries;

•
the expectation that access to the private and public equity markets will be greater as a public company than continuing as a privately held company;

•
the expectation that the Combined Company will be well-positioned to selectively pursue additional value-creating M&A opportunities within the broader IAQ and cleantech industries; and

•
the belief that the AeroClean and Molekule management teams will be able to successfully integrate the two companies.

•
The Merger Consideration.   The Molekule Board evaluated the amount of the Merger Consideration relative to its current assessment of the benefits of the Merger, including:

•
the fact that Molekule stockholders, including holders of Closing Date Vested RSUs, are expected to own approximately 49.5% of the issued and Outstanding Shares (as defined in the Merger Agreement) of the Combined Company’s common stock at the Effective Time; and

•
the fact that the holders of a majority of the outstanding shares of AeroClean Common Stock executed and delivered lock-up agreement amendments with AeroClean, pursuant to which such AeroClean stockholders have agreed to certain restrictions on transfer relating to their AeroClean Common Stock.

•
The Governance of Molekule.   The Molekule Board considered the structure of the transaction, including the terms of the Merger Agreement providing for the governance of the Combined Company following completion of the Merger, including:

•
that the board of directors of the Combined Company will include a director nominee of Molekule;

•
that (a) the current Chief Executive Officer of Molekule will transition to Chief Commercial Officer of the Combined Company and (b) the current Chief Operating Officer and Chief Financial Officer of Molekule will transition to Chief Operating Officer of the Combined Company; and

•
that Amin J. Khoury, AeroClean’s current Chairman of the Board, will continue as Chairman of the Board of the Combined Company.

•
The Terms of the Merger Agreement.   The Molekule Board considered the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated. The Molekule Board also reviewed and considered:

•
the conditions to the parties’ respective obligations to complete the Merger and the termination provisions, as well as the likelihood of the completion of the Merger and the evaluation by the Molekule Board of the likely time period necessary to complete the Merger;

•
the fact that the amount of the Merger Consideration and other terms of the Merger Agreement provide certainty to Molekule stockholders as to their pro forma percentage ownership of the Combined Company immediately after the completion of the Merger (as more fully described in the sections entitled “The Merger Agreement — Effects of the Merger; Merger Consideration”);

•
the limited number and nature of the conditions to the obligations of AeroClean and Merger Sub to complete the Merger as well as the probability that those conditions would be satisfied prior to the outside date (as more fully described in the section entitled “The Merger Agreement — Conditions to Completion of the Merger”);

•
the conditions to the obligations of Molekule to complete the Merger as well as the probability that those conditions would be satisfied prior to the outside date (as more fully described in the section entitled “The Merger Agreement — Conditions to Completion of the Merger”);

•
the extensive representations and warranties made by AeroClean (as more fully described in the section entitled “The Merger Agreement — Representations and Warranties”) as well as the covenants in the Merger Agreement relating to the conduct of AeroClean’s business during the period from the date of the Merger Agreement through the Effective Time (as more fully described in the section entitled “The Merger Agreement — Conduct of Business Prior to Completion of the Merger”); and

•
that the holders of a majority of the outstanding shares of AeroClean Common Stock executed and delivered written consents evidencing the AeroClean stockholder approval and lock-up agreement amendments with AeroClean, pursuant to which such AeroClean stockholders have agreed to certain restrictions on transfer relating to their AeroClean Common Stock.

•
Certain Other Factors Considered by the Molekule Board.   In addition to considering the factors described above, the Molekule Board considered the following additional factors that weighed in favor of the Merger:

•
the Molekule Board considered the thoroughness of Molekule’s due diligence examinations of AeroClean and discussions with Molekule’s management and legal advisors;

•
the Molekule Board believed that the Transactions represent an excellent opportunity for Molekule and its stockholders based upon its view of the growth prospects and risks associated with AeroClean and its business, and at the time it approved the transaction had not identified another merger counterparty that it determined would represent a preferred transaction opportunity;

•
the Molekule Board assessed the challenges and opportunities facing the current and prospective business climate in the industry in which AeroClean and Molekule operate; and

•
the Molekule Board also considered that the Molekule Principal Stockholders were willing to enter into the Molekule Support Agreements that provide for, among other things, the commitment to vote in favor of the Merger, the Merger Agreement, the other Transactions contemplated thereby and any other matters necessary or reasonably requested to implement the foregoing.

The Molekule Board weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the Merger Agreement and the Merger, including but not limited to:
•
the risk that the potential benefits of the Transactions may not be fully achieved, or may not be achieved within the expected timeframe;

•
the fact that the business and growth of the Combined Company is dependent on its senior executives;

•
the fact that completion of the Transactions is conditioned on the satisfaction of certain closing conditions;

•
the need to add accounting, legal and IT infrastructure that will be necessary for Molekule to successfully transition to a public company;

•
the expenses and obligations to which the Combined Company would be subject as a result of being a public company that could adversely affect the Combined Company’s operating results and preclude the achievement of some of the benefits anticipated from the Merger;

•
the fees and expenses associated with completing the Transactions;

•
the potential for litigation relating to the Merger and the associated costs, burden and inconvenience involved in defending those proceedings;

•
the restrictions in the Merger Agreement on the conduct of Molekule’s business during the period between execution of the Merger Agreement and the consummation of the Merger; and

•
various other risks associated with the Transactions, the business of Molekule and the Combined Company, and the risks described under the section entitled “Risk Factors.”

The Molekule Board considered all of these factors as a whole and, on balance, concluded that the potential benefits of the Merger outweighed the risks and uncertainties of the Merger.
In addition, the Molekule Board was aware of and considered the interests of Molekule’s directors and executive officers that are different from, or in addition to, the interests of Molekule stockholders, as generally described in “Interests of Molekule’s Directors and Executive Officers in the Merger.”
The foregoing discussion of the information and factors that the Molekule Board considered is not intended to be exhaustive, but rather is meant to include the material factors that the Molekule Board considered. The Molekule Board has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement. In view of the complexity and wide variety of factors, both positive and negative, that the Molekule Board considered in connection with its evaluation of the Merger, the Molekule Board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Molekule Board. In considering the factors discussed above, individual directors may have given different weights to different factors.
The foregoing description of the Molekule Board’s consideration of the factors supporting the Merger is forward-looking in nature. This information should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements.”
Opinion of AeroClean’s Financial Advisor
The Benchmark Company, LLC (“Benchmark”) provides investment banking and advisory services to institutions and companies, and its investment banking practice provides valuation services in connection with financings and mergers and acquisitions for both public and private companies. Pursuant to a letter agreement dated September 10, 2022, the AeroClean Board retained Benchmark as its financial advisor in connection with the Merger to provide an opinion to the AeroClean Board (the “Opinion”) as to the fairness of the Merger Consideration to be paid by AeroClean in connection with the Transactions to AeroClean’s stockholders from a financial point of view. The AeroClean Board selected Benchmark to provide the Opinion based on various considerations that included experience with similar transactions, reputation, knowledge of the relevant industry, fee proposal, and relevant qualifications of team members. On October 3, 2022, Benchmark orally rendered to the AeroClean Board its Opinion (which was subsequently confirmed in writing by delivery on the same date of Benchmark’s written Opinion addressed to the AeroClean Board) that the Merger Consideration to be paid by AeroClean in connection with the Transactions pursuant to the Merger Agreement, as of the date of such Opinion and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Benchmark in preparing its Opinion, is fair to AeroClean’s stockholders from a financial point of view.
Benchmark’s Opinion was directed to the AeroClean Board (solely in its capacity as such) and only addressed the fairness, from a financial point of view, of the Merger Consideration to be paid by AeroClean in connection with the Transactions to AeroClean’s stockholders as of the date of such Opinion and did not address any other aspect or implication of the Merger or any other agreement, arrangement, or understanding. The summary of Benchmark’s Opinion in this Registration Statement is qualified in its entirety by reference to the full text of its Opinion, which is attached as Annex B to this Registration Statement and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken, and other matters considered by Benchmark in connection with the preparation of its Opinion. However, neither Benchmark’s Opinion nor the summary of its Opinion and the related analyses set forth in this Registration Statement is intended to be, nor does it constitute, advice or a recommendation to the AeroClean Board, any of AeroClean’s stockholders, or any other person, as to how to act with respect to any matter relating to the Merger.
The Opinion does not address the underlying business decision of AeroClean to engage in the Merger or the relative merits of the Merger as compared to any strategic alternatives that may be available to AeroClean; nor does it address any legal, regulatory, tax or accounting matters. Benchmark expressed no opinion or view as to any terms or other aspects of the Merger, including, without limitation, the form or structure of the Merger or any ongoing obligations of the parties pursuant to the Merger Agreement. Benchmark’s Opinion addresses only the fairness, from a financial point of view, of the Merger Consideration to be paid by AeroClean in the Transactions to AeroClean’s stockholders as of October 3, 2022. The Opinion was necessarily based on economic, monetary, market, and other conditions as in effect on, and the information made available to Benchmark as of, the date of the Opinion, and Benchmark assumed no responsibility for updating, revising, or reaffirming its Opinion based on circumstances, developments, or events occurring after the date of its Opinion.
AeroClean did not request Benchmark to opine as to, and Benchmark’s Opinion does not express an opinion as to, or otherwise address, among other things: (i) the underlying business decision of the AeroClean Board, AeroClean, its security holders, or any other party to proceed with or effect the Transactions, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure, or any other portion or aspect of, the Transactions or otherwise (other than the Merger Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transactions to the holders of any class of securities, creditors, or other constituencies of AeroClean, or to any other party, except if and only to the extent expressly set forth in the last sentence of the Opinion, (iv) the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to AeroClean, Molekule or any other party, (v) the fairness of any portion or aspect of the Transactions to any one class or group of AeroClean’s or any other party’s security holders or other constituents vis-à-vis any other class or group of AeroClean’s or such other party’s security holders or other constituents, (vi) the solvency, creditworthiness, or fair value of Molekule, AeroClean or any other participant in the Transactions, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance, or similar matters, (vii) the fairness, financial or otherwise, of the amount, nature, or any other aspect of any compensation paid to, or consideration payable to or received by, any officers, directors or employees of any party to the Transactions, any class of such persons or any other party, relative to the consideration or otherwise, (viii) the prices at which the AeroClean Common Stock will trade at any time or as to the effect of the Merger on the trading prices of the AeroClean Common Stock, or (ix) as to the potential effects of volatility in the credit, financial, and stock markets on AeroClean or Molekule or the Transactions. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax, or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Benchmark has relied, with the consent of the AeroClean Board, on the assessments by the AeroClean Board, AeroClean, and its advisors, as to all legal, regulatory, accounting, insurance, and tax matters with respect to Molekule, AeroClean, the Transactions or otherwise. The issuance of Benchmark’s Opinion was approved by a Benchmark committee authorized to approve opinions of this nature.

The preparation of the Opinion involved quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed, and the adaptation and application of these methods to the unique facts and circumstances presented. Furthermore, Benchmark did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, the analyses contained in Benchmark’s Opinion must be considered as a whole. Selecting portions of the analyses, analytic methods and factors without considering all analyses and factors could create a misleading or incomplete view. The Opinion reflects judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the participants in the Merger. Any estimates of value contained in the Opinion are not necessarily indicative of actual value or predictive of future results or values, which may be significantly more or less favorable. Any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which any assets, businesses or securities may actually be sold. The Opinion does not constitute a valuation opinion or credit rating. In preparing the Opinion, Benchmark did not conduct any physical inspection or independent appraisal or evaluation. Benchmark assumed and relied upon the accuracy and completeness of the financial and other information provided to, discussed with, or reviewed by it without (and without assuming responsibility for) independent verification of such information, made no representation or warranty (express or implied) in respect of the accuracy or completeness of such information, and further relied upon the assurances of AeroClean that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, Benchmark relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Molekule or any other participant in the Merger since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Benchmark that would be material to its analyses, and that the final forms of any draft documents reviewed by Benchmark will not differ in any material respect from such draft documents.
In connection with rendering its Opinion and performing its related financial analyses, Benchmark reviewed and considered such financial and other matters as it deemed relevant, including, among other things:
•
a draft of the Merger Agreement and related schedules provided to Benchmark by AeroClean, dated October 1, 2022, which is not materially different than the execution version of the Merger Agreement;

•
certain publicly available business and financial information relating to Molekule that Benchmark deemed to be relevant;

•
certain information relating to the historical, current and future operations, financial condition, and prospects of Molekule, made available to Benchmark by AeroClean, including financial statements for the year ended December 31, 2021 and the six months ended June 30, 2022, a preliminary balance sheet as of September 30, 2022, a “base case” financial model with financials for the calendar years 2022-2025 that Benchmark relied upon (referred to herein as the Molekule Base Forecasts and described further in “— Certain Molekule Unaudited Financial Forecasts”), and an “upside case” financial model with projected financials for the calendar years 2022-2025 that Benchmark reviewed but did not rely upon;

•
discussions with certain members of the management of AeroClean and Molekule and certain of AeroClean’s advisors and representatives regarding the business, operations, financial condition, and prospects of Molekule, the Transactions and related matters;

•
the current and historical market prices, trading characteristics, and financial performance of the publicly traded securities of certain companies that Benchmark deemed to be relevant;

•
the publicly available financial terms of certain transactions that Benchmark deemed to be relevant; and

•
such other information, economic and market criteria and data, financial studies, analyses and investigations, and such other factors as Benchmark deemed relevant.

For purposes of rendering its Opinion, Benchmark relied upon and assumed the accuracy and completeness of all the financial, legal, regulatory, tax, accounting, and other information provided to, discussed with, or reviewed by Benchmark, without assuming any responsibility for the independent verification thereof. In that regard, Benchmark assumed that the forecasts provided were reasonably prepared on a basis reflecting the best currently available estimates and judgments of AeroClean’s management. Benchmark also assumed that the Transactions will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition, the effect of which would be in any way meaningful to its analysis.
Financial Analyses
The following is a summary of the material financial analyses delivered by Benchmark to the AeroClean Board in connection with rendering the Opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Benchmark, nor does the order of analyses described represent the relative importance or weight given to those analyses. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Benchmark, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Benchmark. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Benchmark. Except as otherwise noted, the following information, to the extent that it is based on market data, is based on market data as it existed on or before the date of the Opinion and is not necessarily indicative of current market conditions.
Benchmark primarily used three customary approaches in conducting its analyses of the equity valuation of Molekule and arriving at its Opinion, including a comparison to selected public companies, a comparison to precedent transactions, and a discounted cash flow analysis.
Selected Public Company Analysis
Benchmark reviewed publicly available financial and stock market information for four publicly-listed companies focused on the development and manufacturing of air purification and filtration products and technologies. Benchmark reviewed, among other things, enterprise values of the selected companies, calculated as equity values based on closing stock prices on September 30, 2022, plus debt, plus preferred stock, plus minority interest, and less cash and cash equivalents, as a multiple of revenue forecasts (based on consensus analysts’ estimates) for the years 2022 and 2023. The selected publicly traded companies, which Benchmark deemed comparable to Molekule but none of which are identical to Molekule, and their respective multiples are as follows:
(in millions) Company Name	Enterprise Value (“EV”)	EV/ Rev (2022)	EV/ Rev (2023)
Absolent Air Care Group AB	$399	3.3x	3.2x
Applied UV, Inc.	$28	1.6x	1.3x
GVS S.p.A	$1,406	3.8x	3.2x
Nederman Holding AB	$537	1.2x	1.1x
Benchmark applied the selected public companies’ average and median enterprise value to revenue multiples to the Molekule Base Forecasts for 2022 and 2023 provided to it by AeroClean to estimate an enterprise value of Molekule, which was then adjusted for Molekule’s estimated cash and debt as of September 30, 2022 and expected expenses related to the Transactions, to estimate an equity value for Molekule, resulting in an estimated equity value of $85.6 million to $96.2 million.
Precedent Transaction Analysis
Benchmark reviewed, to the extent publicly available, financial information relating to three precedent transactions over the last three years involving companies focused on the development and manufacturing of air purification and filtration products and technologies. Benchmark reviewed, among other things, the implied enterprise values to revenue multiples of the precedent transactions. The precedent transactions, which Benchmark deemed comparable to the Merger but none of which are identical to the Merger, and their respective implied enterprise value to revenue multiples are as follows:
Target	Acquirer	EV/ Revenue
Eureka Forbes Ltd.	Lunolux Ltd.	2.19x
Nanfang Ventilator Co., Ltd.	Guangdong Nanhai Holding Investment Co., Ltd.	2.85x
RoboVent Solutions Group, Inc.	Nederman Holding AB	1.31x
Benchmark applied the precedent transactions’ average and median enterprise value to revenue multiples to the Molekule Base Forecasts for 2022 and 2023 provided to it by AeroClean to estimate an enterprise value for Molekule, which was adjusted for cash, debt and expenses related to the Transactions to estimate an equity value for Molekule, resulting in an estimated equity value of $70.2 million to $77.2 million.
Discounted Cash Flow Analysis
Benchmark performed a discounted cash flow analysis of Molekule to calculate the estimated present value of the “base case” standalone unlevered, after-tax free cash flows that Molekule was forecasted to generate during July, August and September of 2022 and calendar years 2023 through 2025. The analysis included the following key underlying assumptions and considerations, among others:
•
Net revenue (equal to gross revenue less returns and discounts) of $12.9 million in the fourth quarter of 2022, $57.1 million in 2023, $68.5 million in 2024, and $82.2 million in 2025

•
Net loss of ($4.2) million in the fourth quarter of 2022, ($9.8) million in 2023, ($4.3) million in 2024, and net income of $0.6 million in 2025

•
Discount rates (WACC or Weighted-Average Cost of Capital) ranging from 14.2% to 18.2%

•
Terminal values of 2.4x and 1.4x revenue

Benchmark calculated terminal values for Molekule by applying terminal multiples of 1.4x and 2.4x to Molekule’s 2025 revenues (2.4x being the selected public companies’ current average multiple of enterprise value to trailing revenues). The cash flows and terminal values were then discounted to present value using the discount rates range above, which resulted in a range of enterprise value for Molekule of $65.4 million to $127.0 million, and a corresponding range of equity values of $34.9 million to $96.5 million after adjusting for cash, debt and expenses related to the Transactions.
In reaching the conclusion in its Opinion, Benchmark compared the equity value ranges for Molekule implied by the selected public company analysis, precedent transaction analysis, and discounted cash flow analysis to the equity value of Molekule implied by the Merger Consideration, which was a range of approximately $44.5 million to $45.6 million, calculated based on the estimated aggregate share consideration to be paid in AeroClean Common Stock (estimated as of the date of the Opinion to be 15,071,322 shares), multiplied by the 10-day volume weighted average price and latest closing stock price of AeroClean Common Stock as of September 30, 2022 ($2.82 and $2.89 per share, respectively), and adding AeroClean’s estimated expenses relating to the Transactions.
Benchmark received a fee from AeroClean of $200,000 in connection with the delivery of its Opinion which was not contingent upon either the conclusion expressed in Benchmark’s Opinion or on the consummation of the Merger. AeroClean also agreed to indemnify Benchmark against certain potential liabilities in connection with Benchmark’s services in rendering its Opinion and to reimburse Benchmark for certain of its expenses, if any, incurred in connection with Benchmark’s engagement with AeroClean. Separately, Benchmark provided investment banking and advisory services to AeroClean in connection with its initial public offering in November 2021 and its private placement of securities in June 2022, for which Benchmark received compensation. Benchmark may also seek to provide other financial advisory or investment banking services to AeroClean and/or its affiliates and other participants in the Merger in the future for which Benchmark may receive compensation, although, as of the date of Benchmark’s Opinion, there is no agreement to do so nor any mutual understanding that such services are contemplated. In the ordinary course of their businesses, Benchmark and its affiliates may actively trade the debt and equity securities of AeroClean for their own accounts or for the accounts of customers, and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.
Certain Unaudited Financial Forecasts
Neither AeroClean nor Molekule, as a matter of course, make public forecasts as to future performance, earnings or other results for extended periods of time. In connection with the Merger, AeroClean’s management prepared certain unaudited internal financial forecasts regarding AeroClean’s anticipated future operations for the fiscal years ending 2022 through 2025 under two scenarios. In connection with its evaluation of the Merger, Molekule management prepared certain unaudited internal financial forecasts with respect to Molekule for the fiscal years 2023 through 2025 under two scenarios. The summary of these forecasts is included below because they were provided to the AeroClean Board and to AeroClean’s financial advisor for purposes of considering and evaluating the Merger and the Merger Agreement.
Certain AeroClean Unaudited Financial Forecasts
AeroClean does not, as a matter of course, make public forecasts as to future performance, earnings or other results for extended periods of time; and forecasts are of particular concern to AeroClean due to the unpredictability of the underlying assumptions and estimates. This uncertainty is magnified by the challenging conditions created by the Ukraine-Russia conflict, the COVID-19 pandemic, rising rates of inflation and related increases in interest rates by central banks around the world, which have resulted in volatile financial markets and a turbulent macroeconomic environment.
In connection with the Merger, AeroClean’s management prepared non-public, unaudited internal financial forecasts regarding AeroClean’s anticipated future operations for the fiscal years ending 2022 through 2025. In connection with the evaluation of the proposed Merger, at the request of the AeroClean Board, AeroClean’s management prepared two sets of unaudited forecasts: (i) the AeroClean base case forecasts (the “AeroClean Base Forecasts”); and (ii) the AeroClean upside forecasts (the “AeroClean Upside Forecasts” and, together with the AeroClean Base Forecasts, the “AeroClean Forecasts”), in each case based upon the certain assumptions enumerated in “— AeroClean Base Forecasts” and “— AeroClean Upside Forecasts,” respectively.
Such forecasts were prepared by AeroClean’s management as of September 2022, prior to AeroClean entering into the Merger Agreement. Furthermore, the AeroClean Forecasts do not take into account any circumstances or events occurring after the date they were prepared. AeroClean and Molekule can give no assurance that, had the AeroClean Forecasts been prepared either as of the date of the Merger Agreement or as of the date of this information statement/prospectus, similar estimates and assumptions would be used.
The AeroClean Forecasts were provided to (i) the AeroClean Board to consider in evaluating the Merger and making its final determination with respect thereto and (ii) representatives of Benchmark. The AeroClean Board caused the representatives of Benchmark to receive the AeroClean Base Forecasts for use in Benchmark’s financial analysis as described in the sections of this information statement/prospectus entitled “— Background of the Merger” and “— Opinion of AeroClean’s Financial Advisor.”
The AeroClean Forecasts included in this information statement/prospectus have been prepared by, and are the responsibility of, AeroClean’s management. Citrin Cooperman and Company LLP (“Citrin”) has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, Citrin does not express an opinion or any other form of assurance with respect thereto. The Citrin report included in this information statement/prospectus relates to AeroClean’s previously issued financial statements. It does not extend to the AeroClean Forecasts and should not be read to do so.
The inclusion of this information should not be regarded as an indication that any of AeroClean or Molekule, their respective advisors or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary forecasts set forth below should not be relied on as such.

The AeroClean Forecasts were prepared treating AeroClean on a stand-alone basis, without giving effect to (i) the Merger, including the impact of negotiating or executing the Merger Agreement, (ii) the expenses that may be incurred in connection with consummating the Merger, (iii) the potential synergies that may be achieved by the Combined Company as a result of the Merger, (iv) the effect of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or (v) the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger.
As noted above, AeroClean does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of AeroClean prepared the AeroClean Forecasts to present non-public, internal financial forecasts regarding AeroClean’s anticipated future operations for the fiscal years ending 2022 through 2025. The AeroClean Forecasts were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of AeroClean’s management, as of the date the AeroClean Forecasts were prepared, the AeroClean Forecasts were prepared on a reasonable basis, reflected the best then available estimates and judgments, and presented, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of AeroClean. However, the AeroClean Forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this information statement/prospectus are cautioned not to place undue reliance on the AeroClean Forecasts. Neither AeroClean’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the AeroClean Forecasts. AeroClean’s independent auditor has not expressed any opinion or any other form of assurance on the AeroClean Forecasts or their achievability, and assumes no responsibility for, and disclaim any association with, the AeroClean Forecasts.
The AeroClean Forecasts are included in this information statement/prospectus only because the AeroClean Forecasts were provided to the AeroClean Board and to AeroClean’s financial advisor for purposes of considering and evaluating the Merger and the Merger Agreement.
The AeroClean Forecasts are subject to estimates and assumptions in many respects and, as a result, are subject to interpretation and may change. While presented with numerical specificity, the AeroClean Forecasts are based upon a variety of estimates and assumptions that are inherently uncertain and subject to change, though considered reasonable by AeroClean’s management as of the date of their preparation. Please see the risks discussed in this information statement/prospectus under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” Because the AeroClean Forecasts were developed for AeroClean on a stand-alone basis without giving effect to the Merger, they do not reflect any cost synergies that may be realized as a result of the Merger or any changes to AeroClean’s operations or strategy that may be implemented after completion of the Merger. There can be no assurance that the AeroClean Forecasts will be realized, or that the underlying estimates or assumptions (including assumptions in respect of demand for AeroClean’s products) are correct or will occur, and actual results may differ materially from those shown.
In addition, because the AeroClean Forecasts cover multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the AeroClean Forecasts to be inaccurate include, but are not limited to, risks and uncertainties relating to AeroClean’s business, industry performance, the regulatory environment, general business and economic conditions and other matters described under “Risk Factors.” Please also see “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.”
The AeroClean Forecasts contain certain non-GAAP financial measures that AeroClean believes are helpful in understanding its past financial performance and future results. AeroClean’s management occasionally uses various financial measures that are not in accordance with GAAP, including EBIT and Adjusted EBITDA. The non-GAAP financial measures should not be considered in isolation or as a substitute for comparable GAAP measures. While AeroClean believes that these non-GAAP financial measures provide meaningful information to help investors understand the operating results and to analyze AeroClean’s financial and business trends on a period-to-period basis, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of AeroClean’s competitors and may not be directly comparable to similarly titled measures of AeroClean’s competitors due to potential differences in the exact method of calculation.
AeroClean has not provided reconciliations of the non-GAAP financial measures included in these forecasts to a comparable GAAP measure because it is inherently difficult to forecast and quantify the measures that are necessary for such reconciliation. Accordingly, such a reconciliation is not available without unreasonable effort and therefore has been omitted in accordance with Item 10(e)(1)(i)(B) of Regulation S-K, which provides that a quantitative reconciliation of a forward-looking non-GAAP financial measure is only required to the extent it is available without unreasonable effort.
None of AeroClean, Molekule or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the AeroClean Forecasts, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the AeroClean Forecasts existing after the date the AeroClean Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the AeroClean Forecasts, as applicable, are shown to be in error. Except as required by applicable securities laws, AeroClean does not intend to make publicly available any update or other revision to the AeroClean Forecasts, even in the event that any or all assumptions are shown to be in error. AeroClean has made publicly available its actual results of operations for the year ended December 31, 2021 in its Annual Report on Form 10-K filed with the SEC on April 1, 2022, as amended. Stockholders and investors are urged to refer to AeroClean’s periodic filings with the SEC for information on AeroClean’s actual results. AeroClean will not refer back to the AeroClean Forecasts in its future periodic reports filed under the Exchange Act. None of AeroClean or its affiliates, advisors, officers, directors or other representatives has made or makes any representation to any AeroClean or Molekule stockholder or other person regarding AeroClean’s ultimate performance compared to the information contained in the AeroClean Forecasts or that forecasted results will be achieved. AeroClean has made no representation to Molekule, in the Merger Agreement or otherwise, concerning the financial forecasts of AeroClean.
Summary of Certain AeroClean Unaudited Financial Forecasts
AeroClean Base Forecasts
The following table presents certain unaudited prospective financial information of AeroClean prepared by AeroClean’s management for fiscal years 2022 through 2025.
(in thousands)	2022	2023	2024	2025
Revenue	$577	$2,514	$5,014	$10,028
EBIT(1)	(11,187)	(8,735)	(7,771)	(5,185)
Adjusted EBITDA(2)	(9,031)	(5,791)	(4,815)	(2,209)

(1)
EBIT is calculated as net loss less interest expense and income taxes.

(2)
Adjusted EBITDA is calculated as net loss less interest expense, income taxes, depreciation and amortization, and stock-based compensation expense.

The material forward-looking assumptions made by AeroClean’s management in connection with the preparation of the AeroClean Base Forecasts set forth in this section include, without limitation:
(i)
increasing sales activity and revenue, supported by:

(a)
the continued prevalence of COVID-19 (and emergence of variants thereof) combining with ongoing implementation of return to work initiatives across our markets to drive demand for AeroClean’s products and technology,

(b)
(x) announced public funding initiatives, including the $350 billion Coronavirus State and Local Fiscal Recovery Funds Program (a part of the American Rescue Plan, which additionally earmarks $130 billion to support schools safely reopening), and (y) published recommendations, guidelines and goals regarding heightened air quality standards adopted by regulatory agencies and professional associations such as the U.S. Centers for Disease Control and Prevention, the U.S. Environmental Protection Agency and the American Society of Heating, Refrigeration and Air-Conditioning Engineers, in each case supporting existing and prospective customer investment in AeroClean’s products and technology,
(c)
rising sales of AeroClean’s Pūrgo device, contributing approximately $0.6 million to revenue in 2022 and growing to approximately $7.5 million in 2025 (representing a CAGR of approximately 90%),

(d)
the anticipated launch (in line with management’s expected timeframe) of Pūrgo Lift, the air purification solution for elevators and other wall-mount applications that AeroClean is currently developing, beginning to generate revenue in 2023 of approximately $300,000 and growing to contribute approximately $1.05 million revenue in 2025 (representing a CAGR of approximately 52%), and

(e)
an increasing installed base of AeroClean products and technology driving rising sales of consumables from a de minimis amount in 2022 to approximately $1.5 million in 2025 (representing a CAGR of approximately 349%);

(ii)
cost of sales decreasing as a proportion of revenue from approximately 50% in 2022 to approximately 40% in 2023, and then gradually decreasing by 1-2% each year thereafter, as AeroClean realizes the benefits of economies of scale;

(iii)
operating expenses decreasing as a proportion of revenue, driven by the benefits of economies of scale and reduced research and development spend as AeroClean transitions from its product development phase to the commercialization of its products (with research and development expenses expected to decrease from approximately $1.9 million in 2022 to approximately $750,000 in 2025);

(iv)
no material acquisitions or equity capital raises being consummated; and

(v)
no debt financing is consummated.

AeroClean Upside Forecasts
The following table presents certain unaudited prospective financial information of AeroClean prepared by AeroClean’s management for fiscal years 2022 through 2025.
(in thousands)	2022	2023	2024	2025
Revenue	$577	$3,500	$7,500	$15,000
EBIT(1)	(11,187)	(8,136)	(6,147)	(1,685)
Adjusted EBITDA(2)	(9,031)	(5,192)	(3,191)	1,291

(1)
EBIT is calculated as net loss less interest expense and income taxes.

(2)
Adjusted EBITDA is calculated as net loss less interest expense, income taxes, depreciation and amortization, and stock-based compensation expense.

The material forward-looking assumptions made by AeroClean’s management in connection with the preparation of the AeroClean Upside Forecasts set forth in this section include, without limitation:
(i)
increasing sales activity and revenue, supported by the factors enumerated above in “— AeroClean Base Forecasts” and further supported by

(a)
expanded and rising awareness of the importance of IAQ for not only combatting COVID-19 and other illnesses but also for increased productivity and cognitive function driving greater customer investment in AeroClean’s products and technology,

(b)
a higher order of penetration in the healthcare industry vertical due to the factors discussed above in “— AeroClean Base Forecast” driving larger-volume orders,

(c)
sustainability and environmental, social and governance objectives and the availability of IoT products and services driving investment in AeroClean’s products and technology by commercial real estate owners, and

(d)
increased customer awareness and adoption of AeroClean’s products and technology for the reasons discussed above driving expanded distribution opportunities with strategic partners capable of generating larger-volume orders;

(ii)
the foregoing factors (i)(a) through (i)(d) driving higher sales of (a) Pūrgo, increasing related revenue from approximately $0.6 million in 2022 to approximately $11.2 million in 2025 (representing a CAGR of approximately 110%), (b) Pūrgo Lift, beginning to generate revenue of approximately $0.4 million in 2023 and increasing to approximately $1.6 million in 2025 (representing a CAGR of approximately 56%) and (c) consumables, increasing related revenue from a de minimis amount in 2022 to approximately $2.2 million in 2025 (representing a CAGR of approximately 394%);

(iii)
cost of sales decreasing as a proportion of revenue generally in line with the assumptions set forth in “— AeroClean Base Forecast,” except that improved revenue growth will slightly accelerate the reduction in cost of sales as a proportion of revenue;

(iv)
operating expenses generally trending in line with the assumptions stated in “— AeroClean Base Forecast”;

(v)
no material acquisitions or equity capital raises being consummated; and

(vi)
no debt financing is consummated.

Certain Molekule Unaudited Financial Forecasts
Molekule does not, as a matter of course, make public forecasts as to future performance, earnings or other results for extended periods of time; and forecasts are of particular concern to Molekule due to the unpredictability of the underlying assumptions and estimates. This uncertainty is magnified by the challenging conditions created by the Ukraine-Russia conflict, the COVID-19 pandemic, rising rates of inflation and related increases in interest rates by central banks around the world, which have resulted in volatile financial markets and a turbulent macroeconomic environment.
In connection with the Merger, Molekule’s management prepared non-public, unaudited internal financial forecasts regarding Molekule’s anticipated future operations for the fiscal years ending 2023 through 2025. In connection with the evaluation of the proposed Merger, at the request of the Molekule Board, Molekule’s management prepared two sets of unaudited forecasts: (i) the Molekule base case forecasts (the “Molekule Base Forecasts”); and (ii) the Molekule upside forecasts (the “Molekule Upside Forecasts” and, together with the Molekule Base Forecasts, the “Molekule Forecasts”), in each case based upon the certain assumptions enumerated in “— Molekule Base Forecasts” and “— Molekule Upside Forecasts,” respectively.
Such forecasts were prepared by Molekule’s management as of September 2022, prior to Molekule entering into the Merger Agreement. Furthermore, the Molekule Forecasts do not take into account any circumstances or events occurring after the date they were prepared. Molekule and AeroClean can give no assurance that, had the Molekule Forecasts been prepared either as of the date of the Merger Agreement or as of the date of this information statement/prospectus, similar estimates and assumptions would be used.
The Molekule Forecasts were provided to (i) the Molekule Board to consider in evaluating the Merger and making its final determination with respect thereto, (ii) representatives of Benchmark and (iii) the AeroClean Board to consider in evaluating the Merger and making its final determination with respect thereto. The AeroClean Board directed representatives of Benchmark to use the Molekule Base Forecasts in Benchmark’s financial analysis as described in the sections of this information statement/prospectus entitled “— Background of the Merger” and “— Opinion of AeroClean’s Financial Advisor.”

The Molekule Forecasts included in this information statement/prospectus have been prepared by, and are the responsibility of, Molekule’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this information statement/prospectus relates to Molekule’s previously issued financial statements. It does not extend to the Molekule Forecasts and should not be read to do so.
The inclusion of this information should not be regarded as an indication that any of Molekule or AeroClean, their respective advisors or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary forecasts set forth below should not be relied on as such.
The Molekule Forecasts were prepared treating Molekule on a stand-alone basis, without giving effect to (i) the Merger, including the impact of negotiating or executing the Merger Agreement, (ii) the expenses that may be incurred in connection with consummating the Merger, (iii) the potential synergies that may be achieved by the Combined Company as a result of the Merger, (iv) the effect of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or (v) the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger.
As noted above, Molekule does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of Molekule prepared the Molekule Forecasts set forth below to present non-public, internal financial forecasts regarding Molekule’s anticipated future operations for the fiscal years ending 2023 through 2025. The Molekule Forecasts were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Molekule’s management, as of the date the Molekule Forecasts were prepared, the Molekule Forecasts were prepared on a reasonable basis, reflected the best then available estimates and judgments, and presented, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Molekule. However, the Molekule Forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this information statement/prospectus are cautioned not to place undue reliance on the Molekule Forecasts. Neither Molekule’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Molekule Forecasts, nor have they expressed any opinion or any other form of assurance on the Molekule Forecasts or their achievability, and assume no responsibility for, and disclaim any association with, the Molekule Forecasts.
The Molekule Forecasts are included in this information statement/prospectus only because the Molekule Forecasts were shared between AeroClean and Molekule and provided to the AeroClean Board and the Molekule Board and to AeroClean’s financial advisor, Benchmark, for purposes of considering and evaluating the Merger and the Merger Agreement.
The Molekule Forecasts are subject to estimates and assumptions in many respects and, as a result, are subject to interpretation and may change. While presented with numerical specificity, the Molekule Forecasts are based upon a variety of estimates and assumptions that are inherently uncertain and subject to change, though considered reasonable by Molekule’s management as of the date of their preparation. Please see the risks discussed in this information statement/prospectus under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” Because the Molekule Forecasts were developed for Molekule on a stand-alone basis without giving effect to the Merger, they do not reflect any cost synergies that may be realized as a result of the Merger or any changes to Molekule’s operations or strategy that may be implemented after completion of the Merger. There can be no assurance that the Molekule Forecasts will be realized, or that the underlying estimates or assumptions (including assumptions in respect of demand for Molekule’s products) are correct or will occur, and actual results may differ materially from those shown.

In addition, because the Molekule Forecasts cover multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the Molekule Forecasts to be inaccurate include, but are not limited to, risks and uncertainties relating to Molekule’s business, industry performance, the regulatory environment, general business and economic conditions and other matters described under “Risk Factors.” Please also see “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.”
The Molekule Forecasts contain certain non-GAAP financial measures that Molekule believes are helpful in understanding its past financial performance and future results. Molekule’s management occasionally uses various financial measures that are not in accordance with GAAP, including EBITDA. The non-GAAP financial measures should not be considered in isolation or as a substitute for comparable GAAP measures. While Molekule believes that these non-GAAP financial measures provide meaningful information to help investors understand the operating results and to analyze Molekule’s financial and business trends on a period-to-period basis, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Molekule’s competitors and may not be directly comparable to similarly titled measures of Molekule’s competitors due to potential differences in the exact method of calculation.
Molekule has not provided reconciliations of the non-GAAP financial measures included in these forecasts to a comparable GAAP measure because it is inherently difficult to forecast and quantify the measures that are necessary for such reconciliation. Accordingly, such a reconciliation is not available without unreasonable effort and therefore has been omitted in accordance with Item 10(e)(1)(i)(B) of Regulation S-K, which provides that a quantitative reconciliation of a forward-looking non-GAAP financial measure is only required to the extent it is available without unreasonable effort.
None of Molekule, AeroClean or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the Molekule Forecasts, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the Molekule Forecasts existing after the date the Molekule Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Molekule Forecasts, as applicable, are shown to be in error. Except as required by applicable securities laws, Molekule does not intend to make publicly available any update or other revision to the Molekule Forecasts, even in the event that any or all assumptions are shown to be in error. None of Molekule or its affiliates, advisors, officers, directors or other representatives has made or makes any representation to any Molekule or AeroClean stockholder or other person regarding Molekule’s ultimate performance compared to the information contained in the Molekule Forecasts or that forecasted results will be achieved.
Summary of Certain Molekule Unaudited Financial Forecasts
Molekule Base Forecasts
The following table presents certain unaudited prospective financial and operating information of Molekule under the base case prepared by Molekule’s management for fiscal years 2023 through 2025 for the Molekule Board. The material forward-looking assumptions made by Molekule’s management in connection with the preparation of the Molekule Base Forecasts set forth in this table include, without limitation, that (1) 52% of Molekule’s forecasted revenues come from purchases of air filters and (2) the majority of filter purchases come from recurring subscriptions. Forecasted revenues derived from the sale of air purifiers are based on assumptions related to the success of Molekule’s direct marketing efforts, brand performance, as well as the state of the overall economy including inflation.
(in thousands)	2023	2024	2025
Net revenue	$57,095	$68,515	$82,217
Adjusted EBITDA(1)	(5,717)	469	5,604

(1)
Adjusted EBITDA is calculated as net loss less interest expense, income taxes, depreciation and amortization, and stock-based compensation expense.

Molekule Upside Forecast
The following table presents certain unaudited prospective financial and operating information of Molekule under the upside case prepared by Molekule’s management for fiscal years 2023 through 2025 for the Molekule Board, and approved by Molekule’s management for Benchmark’s use in connection with its analysis. The material forward-looking assumptions made by Molekule’s management in connection with the preparation of the Molekule Upside Forecast set forth in this table include, without limitation, that (1) purifier sales will be 26% higher than Base Forecasts due to improved marketing and brand performance and a relatively healthier economy with lower inflation in future years and (2) air filter sales are assumed to be 8% higher as compared to Base Forecasts, primarily due to higher forecasted purifier sales.
(in thousands)	2023	2024	2025
Net revenue	$66,577	$79,892	$95,871
Adjusted EBITDA(1)	(2,612)	4,715	11,007

(1)
Adjusted EBITDA is calculated as net loss less interest expense, income taxes, depreciation and amortization, and stock-based compensation expense.

Treatment of Indebtedness of Molekule
Molekule is a party to a senior loan agreement and a mezzanine loan agreement with SVB. As of September 30, 2022, an aggregate principal amount of approximately $34.4 million was outstanding under these agreements. SVB has consented to the Merger under both agreements, provided that AeroClean will be required to become a co-borrower under the agreements at and after Closing and grant SVB a first priority lien on all of AeroClean’s assets that constitute collateral as a condition to this consent. In addition, SVB’s consent is conditioned on AeroClean having unrestricted and unencumbered cash of at least $20 million at the closing of the Merger, provided that this amount will be reduced by $750,000 on each of February 28, March 31, April 30, and May 31, 2023 if the Merger has not occurred on or prior to such dates. SVB’s consent will terminate if the Merger has not closed by June 2, 2023.
In addition, Molekule is a party to a master lease agreement with Trinity. As of September 30, 2022, an aggregate amount of approximately $2.2 million was owed under this agreement. Trinity has consented to the Merger, and AeroClean will be required to become a co-lessee under the agreement at and after Closing as a condition to this consent.
It is a condition to the closing of the Merger that both consents remain in full force and effect as of the Effective Time of the Merger.
Closing and Effective Time of the Merger
The consummation of the Merger will occur on the second business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions to Closing (other than those conditions that are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions) or on such other date as AeroClean and Molekule may mutually agree in writing.
Concurrently with or as soon as practicable following the Closing, a certificate of merger satisfying the applicable requirements of the DGCL will be filed with the Secretary of State of the State of Delaware. The Merger will become effective at the time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or at such later time as may be agreed by AeroClean and Molekule in writing and specified in the certificate of merger.
AeroClean and Molekule currently expect the Closing to occur in the first quarter of 2023 and are working to complete the Merger on this timeline and prior to the Outside Date of June 3, 2023. However, it is possible that factors outside the control of the parties to the Merger Agreement could result in the Merger being completed at a different time or not at all.

Governance Following the Merger
Board of Directors of the Combined Company Following the Merger
At the Effective Time, the size of AeroClean’s Board will be increased from seven directors to eight directors. The eight directors will consist of the seven current directors of AeroClean and one nominee of Molekule, who the parties have agreed will be Brad Feld. Mr. Feld is currently a Molekule director and co-founder of Foundry, Molekule’s largest stockholder.
In addition, the Merger Agreement provides that, upon the consummation of the Merger, AeroClean, certain stockholders of AeroClean and certain stockholders of Molekule will enter into a Stockholders Agreement. The Stockholders Agreement will provide that such stockholders will take all reasonable actions to nominate Brad Feld and the existing members of the AeroClean Board to be members of the board of directors of the Company following the consummation of the Merger and until immediately after AeroClean’s 2024 annual meeting of stockholders.
The AeroClean Board currently has three committees with the following members:
Audit Committee	Compensation Committee	Nominating & Corporate Governance Committee
Heather Floyd	Thomas P. McCaffrey	Timothy J. Scannell
Thomas P. McCaffrey	Heather Floyd	Heather Floyd
Michael Senft	Dr. David Helfet	Dr. David Helfet
	Timothy J. Scannell	Thomas P. McCaffrey
	Michael Senft	Michael Senft
Management of the Combined Company
At the Effective Time, (i) Jason DiBona, the current Chief Executive Officer of AeroClean, will remain Chief Executive Officer of the Combined Company, (ii) Ryan Tyler, the current Chief Financial Officer of AeroClean, will remain Chief Financial Officer of the Combined Company, (iii) Jonathan Harris, the current Chief Executive Officer of Molekule, will serve as Chief Commercial Officer of the Combined Company, and (iv) Ritankar “Ronti” Pal, the current Chief Operating Officer and Chief Financial Officer of Molekule, will serve as Chief Operating Officer of the Combined Company.
In addition, Amin J. Khoury, currently the Chairman of the Board of AeroClean, will continue as Chairman of the Board of the Combined Company.
Molekule Support Agreements
In connection with the execution of the Merger Agreement, Molekule stockholders that hold (i) approximately 60% of the Molekule Series 1 Preferred Stock and (ii) approximately 59% of the Molekule Common Stock and the Molekule Series 1 Preferred Stock on an as-converted basis, voting together as a single class, executed Molekule Support Agreements, dated October 3, 2022, pursuant to which such Molekule stockholders agreed to irrevocably and unconditionally vote or execute a written consent to adopt the Merger Agreement and approve the Merger on or as promptly as reasonably practicable (and in any event within two (2) business days) following the date the Registration Statement of which this information statement/prospectus forms a part is declared effective. The Molekule Support Agreements will terminate on the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement and (iii) the mutual agreement of the parties thereto. The foregoing description of the Molekule Support Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Molekule Support Agreement, which is attached hereto as Annex E.
Post-Closing Dividend Policy
AeroClean has never paid any cash dividends on shares of AeroClean Common Stock and does not expect to pay cash dividends following the Merger. The payment of cash dividends in the future will be dependent upon the Combined Company’s revenues and earnings, if any, capital requirements and general financial condition and will be declared at the discretion of Combined Company’s board of directors. In addition, the terms of the Combined Company’s loan agreements with SVB will contain restrictions on its ability to pay dividends, and the terms of agreements governing debt that the Combined Company may incur in the future may also limit or prohibit dividend payments. It is the current intention of the AeroClean Board to retain all earnings, if any, for use in its business operations, and accordingly, the AeroClean Board does not anticipate declaring any dividends in the foreseeable future.
Under Delaware law, dividends may be payable only out of surplus, which is calculated as net assets less liabilities and capital, or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year. There is no assurance that the Combined Company will be able to satisfy these statutory requirements in the future.
Appraisal Rights
Under the DGCL, AeroClean stockholders are not entitled to appraisal rights or dissenters’ rights in connection with the Merger.
Listing of AeroClean Common Stock
AeroClean Common Stock is currently listed on the Nasdaq Capital Market. It is a condition to the Merger that the AeroClean Common Stock to be issued in connection with the Transactions shall have been approved for listing on the Nasdaq Capital Market, subject only to official notice of issuance thereof.
Regulatory Approvals Required for the Merger
AeroClean and Molekule are not aware of any material U.S. federal, state or foreign regulatory requirements or approvals that are required for the execution of the Merger Agreement or the completion of the Merger, other than the filing of a Certificate of Merger with respect to the merger with, and the acceptance of such Certificate of Merger by, the Secretary of State of the State of Delaware.
U.S. Federal Securities Law Consequences
Assuming the effectiveness of the Registration Statement of which this information statement/prospectus forms a part, and subject to the lockup provisions discussed below, the shares of AeroClean Common Stock issued in the Merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act. This information statement/prospectus does not cover resales of shares of AeroClean Common Stock received by any person upon the completion of the Merger, and no person is authorized to make any use of this information statement/prospectus, or the Registration Statement of which this information statement/prospectus forms a part, in connection with any resale of shares of AeroClean Common Stock.
Restrictions on Sales of Shares of Common Stock
Molekule stockholders will be prohibited from transferring the shares of AeroClean Common Stock which they receive as Merger Consideration or as equity compensation, in each case for six months after the Closing Date, subject to customary exceptions.
In addition, certain of AeroClean’s pre-Merger officers, directors and stockholders, who collectively own 9,863,636 shares of AeroClean Common Stock, or approximately 63% of the outstanding shares of AeroClean Common Stock prior to giving effect to the Merger, will be prohibited from transferring any shares of AeroClean Common Stock, or securities convertible into or exercisable for shares of AeroClean Common Stock, for six months after the Closing Date, subject to customary exceptions.
The AeroClean Board may release some or all of the shares from these provisions at any time in its discretion.

Registration Rights
The Merger Agreement provides that, upon the consummation of the Merger, AeroClean and certain stockholders of AeroClean and Molekule will enter into the Amended and Restated Registration Rights Agreement. Under the Amended and Restated Registration Rights Agreement, following the consummation of the Merger, certain stockholder signatories thereto will have “demand” and “piggyback” registration rights. The Amended and Restated Registration Rights Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the stockholder signatories thereto against (or make contributions in respect of) certain liabilities that may arise under the Securities Act of 1933, as amended. The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amended and Restated Registration Rights Agreement, which has been filed by AeroClean as an exhibit to the registration statement of which this information statement/prospectus is a part.
Accounting Treatment
AeroClean and Molekule prepare their respective financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). The Merger will be accounted for using the acquisition method of accounting. AeroClean will be treated as the acquirer for accounting purposes.
In identifying AeroClean as the acquiring entity for accounting purposes, AeroClean and Molekule took into account a number of factors as of the date of this information statement/prospectus, including which entity is issuing its equity interests, the expectation that following the Effective Time holders of shares of AeroClean Common Stock as of immediately prior to the Effective Time will hold, in the aggregate, more than 50% of the issued and outstanding shares of AeroClean Common Stock immediately following the Effective Time, the intended corporate governance structure of AeroClean following the Effective Time, the intended senior management of AeroClean following the Effective Time, and the terms of the share exchange. No single factor was the sole determinant in the overall conclusion that AeroClean is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.

INTERESTS OF AEROCLEAN’S DIRECTORS AND
EXECUTIVE OFFICERS IN THE MERGER
Certain of AeroClean’s directors and executive officers may have interests in the Merger, including financial interests, that may be different from, or in addition to, the interests of AeroClean stockholders generally. The AeroClean board of directors was aware of and considered these interests, among other matters, in reaching its determination that the Merger is fair to and in the best interests of AeroClean and its stockholders and in approving and declaring advisable the Merger Agreement and related transactions.
AeroClean’s current non-employee directors are Amin J. Khoury, Ph.D., David Helfet, M.D., Michael Senft, Thomas P. McCaffrey, Heather Floyd, Timothy J. Scannell and Stephen M. Ward, Jr. At the Effective Time, each such non-employee director will continue in service with the Combined Company.
AeroClean’s current executive officers are (i) Jason DiBona, Chief Executive Officer; (ii) Ryan Tyler, Chief Financial Officer; and (iii) Mark Krosney, Chief Scientific Officer. At the Effective Time, each of Messrs. DiBona, Tyler and Krosney will continue in their respective roles with the Combined Company.
Treatment of AeroClean Equity Awards
At the Effective Time, AeroClean’s outstanding equity awards will remain outstanding and continue to be governed by their existing terms. Following the Effective Time, AeroClean will grant Messrs. DiBona and Tyler an additional 263,140 and 468,950 RSUs, respectively, so that each such executive officer will hold a total of 700,000 RSUs. The additional RSUs granted to each of Messrs. DiBona and Tyler will vest on a quarterly basis over a four-year period, subject to the executive’s continued employment on each applicable vesting date or an earlier qualifying termination as described below.
AeroClean Executive Employment Agreements
Concurrent with the execution of the Merger Agreement, AeroClean entered into amended and restated employment agreements with each of Jason DiBona and Ryan Tyler (each, an “AeroClean Employment Agreement”), pursuant to which each such executive will continue as the Chief Executive Officer and Chief Financial Officer of the Combined Company, respectively, effective as of the Closing.
Pursuant to their respective AeroClean Employment Agreements, (i) Mr. DiBona will receive a base salary of $350,000, representing an approximately 25% increase from his current base salary and (ii) Mr. Tyler will receive a base salary of $300,000, representing an approximately 36% increase in his base salary. In addition, each of Messrs. DiBona and Tyler will be eligible for a target annual bonus equal to 60% of each such executive’s annual base salary, representing a 40% reduction in target bonus percentage for Mr. DiBona and 10% reduction in target bonus percentage for Mr. Tyler. Each AeroClean Employment Agreement provides that the base salary of the applicable executive officer may be adjusted from time to time but may not be adjusted below the executive’s base salary for the preceding year. In addition, each AeroClean Employment Agreement provides that neither executive will be required to move his principal place of business to a location that is more than 30 miles from his current principal place of business.
In addition, pursuant to their respective AeroClean Employment Agreements, each of Messrs. DiBona and Tyler will no longer be eligible to receive severance payments or benefits in the event of a resignation for “good reason,” constructive termination or similar event (as is the case under each individual’s current agreement with AeroClean). However, in the event either of Mr. DiBona or Mr. Tyler is terminated by the Combined Company without “cause” (as defined in the applicable AeroClean Employment Agreement) at any time, such executive will be entitled to receive an amount equal to his base salary and employer-paid healthcare coverage for a severance period of 12 months, representing an increase in each executive’s applicable severance period of six months. To the extent any such termination occurs within 12 months following a change in control of the Combined Company, all of the executive’s time-based equity awards will become fully vested. The Merger is not a change in control for purposes of the AeroClean Employment Agreements.
The severance payments and benefits described above in respect of Messrs. DiBona and Tyler are subject to the executive’s execution of a general release of claims against the Combined Company and his compliance with certain restrictive covenants, including certain non-competition terms that extend for two years following the executive’s termination of service. In addition, in the event of a change in control of the Combined Company, to the extent Section 280G or Section 4999 of the Internal Revenue Code (the “Code”) is applicable to amounts payable to either Messrs. DiBona or Tyler, such executive would be entitled to receive either (i) payment of the full amounts specified in his AeroClean Employment Agreement, or (ii) such lesser amount as would not result in the imposition of excise taxes imposed by Section 4999 of the Code, whichever results in the receipt of the greatest after-tax amount.
There is no written service agreement between AeroClean and Mr. Krosney, and no changes to the terms of Mr. Krosney’s service or compensation terms were made in connection with the Merger.
Chairman
Following the Effective Time, Amin J. Khoury, currently the Chairman of the Board of AeroClean, will continue as Chairman of the Board of the Combined Company. AeroClean expects to enter into a service agreement with Mr. Khoury prior to the Effective Time, the terms of which have not been determined as of the date of this information statement/prospectus.

INTERESTS OF MOLEKULE’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER
Certain of Molekule’s directors and executive officers may have interests in the Merger, including financial interests, that may be different from, or in addition to, the interests of Molekule stockholders generally. The Molekule Board was aware of and considered these interests, among other matters, in reaching its determination that the Merger is fair to and in the best interests of Molekule and its stockholders and in approving and declaring advisable the Merger Agreement and related transactions.
Molekule’s current non-employee directors are Brad Feld, Dilip Goswami and Eric Chin. Upon consummation of the Merger, AeroClean, certain current stockholders of AeroClean and certain current stockholders of Molekule will enter into a Stockholders Agreement, which will provide that such stockholders will take all reasonable actions to nominate Brad Feld to be a member of the board of directors of the Combined Company following the consummation of the Merger. Mr. Feld and Mr. Chin are affiliated with Foundry and Crosslink and its affiliates, respectively, each of which beneficially owns shares of Molekule Common Stock and will be entitled to receive a portion of the Merger Consideration upon the consummation of the Merger. Moreover, Foundry has delivered an executed Backstop Purchase Agreement to both Molekule and AeroClean, irrevocably committing to both Molekule and AeroClean to purchase for cash $5 million of new equity of Molekule no later than the date of effectiveness of the Registration Statement of which this information statement/prospectus forms a part. In connection with the Merger, Foundry and Crosslink will also enter into the Amended and Restated Registration Rights Agreement, which will provide each of the signatories thereto with “demand” and “piggyback” registration rights. See “Ancillary Agreements — Amended and Restated Registration Rights Agreement” for additional information.
Molekule’s current executive officers are (i) Jonathan Harris, Chief Executive Officer; and (ii) Ritankar “Ronti” Pal, Chief Operating Officer and Chief Financial Officer of Molekule. At the Effective Time, Jonathan Harris will be appointed Chief Commercial Officer of the Combined Company and Ritankar “Ronti” Pal will be appointed Chief Operating Officer of the Combined Company.
Treatment of Molekule’s Equity Awards
At the Effective Time, each Molekule stock option will, by virtue of the Merger and without further action on the part of the holder thereof, be cancelled and terminated for no consideration or payment. From and after the Effective Time, neither AeroClean nor Molekule will be required to deliver shares of Molekule Common Stock, other capital stock of Molekule, or other compensation of any kind to any person pursuant to or in settlement of any Molekule equity or equity-based awards under Molekule’s 2015 Stock Plan or otherwise.
The Residual Shares that remain available for issuance pursuant to the Molekule 2015 Stock Plan as of the Effective Time will, in accordance with the Molekule 2015 Stock Plan, be converted at the Effective Time into a number of shares of AeroClean Common Stock as determined in accordance with the Merger Agreement (such shares of AeroClean Common Stock, the “Assumed Shares”). At the Effective Time, by virtue of the Merger and without further action by any party, AeroClean will assume the Molekule 2015 Stock Plan with the result that AeroClean may, as permitted by applicable law, issue the Assumed Shares, if any, after the Effective Time pursuant to the settlement of any future equity awards granted under the Molekule 2015 Stock Plan, AeroClean’s 2021 Incentive Award Plan, or any other plan of AeroClean or any of its affiliates, in each case to individuals who were formerly employed at Molekule.
As soon as reasonably practicable following the Effective Time, AeroClean has agreed to grant RSU awards under AeroClean’s 2021 Incentive Award Plan to specified Molekule employees consistent with the amounts and vesting schedules provided by Molekule to AeroClean prior to the date of the Merger Agreement. AeroClean will grant each of Mr. Harris and Mr. Pal 700,000 RSUs. The RSUs granted to each of Mr. Harris and Mr. Pal will vest on a quarterly basis, subject to the executive’s continued employment on each applicable vesting date or an earlier qualifying termination as described below.
Molekule Executive Employment Agreements
Concurrent with the execution of the Merger Agreement, AeroClean entered into AeroClean Employment Agreements with each of Jonathan Harris and Ritankar “Ronti” Pal, pursuant to which

Mr. Harris will become Chief Commercial Officer of the Combined Company, and Mr. Pal will become Chief Operating Officer of the Combined Company, each effective as of the Closing.
Pursuant to their respective AeroClean Employment Agreements, (i) Mr. Harris will receive a base salary of $350,000, consistent with his existing base salary, and (ii) Mr. Pal will receive a base salary of $300,000, representing an approximately 20% increase from his existing base salary. In addition, each of Messrs. Harris and Pal will be eligible for a target annual bonus equal to 60% of each such executive’s annual base salary, representing an approximately 5% increase in target bonus percentage for Mr. Harris. Each AeroClean Employment Agreement provides that the base salary of the applicable executive officer may be adjusted from time to time but may not be adjusted below the executive’s base salary for the preceding year. In addition, each AeroClean Employment Agreement provides that neither executive will be required to move his principal place of business to a location that is more than 30 miles from his current principal place of business.
Pursuant to their respective AeroClean Employment Agreement, each of Mr. Harris and Mr. Pal will not be eligible to receive severance payments or benefits in the event of a resignation for “good reason,” constructive termination or similar event (as is the case under each individual’s current agreement with Molekule). However, in the event either of Mr. Harris or Mr. Pal is terminated by the Company without “cause” (as defined in the applicable AeroClean Employment Agreement) at any time, such executive will be entitled to receive an amount equal to his base salary and employer-paid healthcare coverage for a severance period of 12 months, representing an increase in Mr. Pal’s severance period of six months. To the extent any such termination occurs within 12 months following a change in control of the Combined Company, all of such executive’s time-based equity awards will become fully vested. The Merger is not a change in control for purposes of the AeroClean Employment Agreements.
The severance payments and benefits described above in respect of Mr. Harris and Mr. Pal are subject to the executive’s execution of a general release of claims against the Combined Company and his compliance with certain restrictive covenants, including certain non-competition terms that extend for two years following the executive’s termination of service. In addition, in the event of a change in control of the Combined Company, to the extent Section 280G or Section 4999 of the Code is applicable to amounts payable to either Mr. Harris or Mr. Pal, such executive would be entitled to receive either (i) payment of the full amounts specified in his AeroClean Employment Agreement, or (ii) such lesser amount as would not result in the imposition of excise taxes imposed by Section 4999 of the Code, whichever results in the receipt of the greatest after-tax amount.
Molekule Consulting Agreement
Prior to the Closing Date, AeroClean intends to enter into a consulting agreement with Dilip Goswami, with such terms to be mutually agreed upon, pursuant to which Mr. Goswami will provide consulting services to the Combined Company. The RSUs granted to Mr. Goswami will vest on a quarterly basis, subject to Mr. Goswami providing continued consulting services to the Combined Company on each applicable vesting date or an earlier qualifying termination as described above under “Molekule Executive Employment Agreements.”

THE MERGER AGREEMENT
The following description sets forth the principal terms of the Merger Agreement, which is attached as Annex A and incorporated by reference into this information statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this description, which is summary by nature. This description does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement. You are encouraged to read the Merger Agreement carefully and in its entirety, as well as this information statement/prospectus. This section is only intended to provide you with information regarding the terms of the Merger Agreement. Neither AeroClean nor Molekule intends that the Merger Agreement will be a source of business or operational information about AeroClean or Molekule. Accordingly, the representations, warranties, covenants and other agreements in the Merger Agreement should not be read alone, and you should read this summary and the Merger Agreement in conjunction with the information provided elsewhere in this information statement/prospectus and in the public filings AeroClean makes with the SEC, as described in “Where You Can Find More Information.”
Explanatory Note Regarding the Merger Agreement
The Merger Agreement and this summary of terms are included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about AeroClean and Molekule contained in this information statement/prospectus or in the public reports of AeroClean filed with the SEC may supplement, update or modify the factual disclosures about AeroClean and Molekule contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by AeroClean and Molekule were qualified and subject to important limitations agreed to by AeroClean and Molekule in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, and were not intended by the parties to the Merger Agreement to be a characterization of the actual state of facts or condition of AeroClean and Molekule, except as expressly stated in the Merger Agreement. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the confidential disclosures that AeroClean and Molekule each delivered in connection with the Merger Agreement, which disclosures were not reflected in the Merger Agreement itself. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this information statement/prospectus, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this information statement/prospectus or in the respective public filings made by AeroClean with the SEC.
Additional information about AeroClean and Molekule may be found elsewhere in this information statement/prospectus and in the public filings AeroClean makes with the SEC. Please see “Where You Can Find Additional Information.”
Structure of the Merger
Upon satisfaction or waiver of the conditions to closing in the Merger Agreement, at the Effective Time, Merger Sub will merge with and into Molekule, with Molekule continuing as the surviving corporation and as a wholly owned subsidiary of AeroClean, and the separate existence of Merger Sub will cease.
Effective Time
The closing of the Merger is expected to take place on the second business day following the satisfaction or waiver (to the extent permitted by applicable law) of all of the conditions for completion of the Merger set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied by action taken at the closing, but subject to the satisfaction or waiver of such conditions) in accordance with the Merger Agreement or on such other date as AeroClean and Molekule may mutually agree in writing.

On the date of the closing, Molekule and Merger Sub will cause a certificate of merger relating to the Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger will become effective at the time when the certificate of merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later date and time as may be agreed by AeroClean and Molekule in writing and specified in the certificate of merger in accordance with the relevant provisions of the DGCL.
Effects of the Merger; Merger Consideration
If the Merger is completed, the shares of Molekule Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Molekule Common Stock resulting from the conversion of the Molekule Preferred Stock that is issued and outstanding immediately prior to the Effective Time) (other than (i) the shares of Molekule Common Stock issued and outstanding immediately prior to the Effective Time held by a holder who has not voted in favor of adoption of the Merger Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL or (ii) Molekule treasury shares, which will be cancelled for no consideration) will be converted automatically into, and the holders of such shares of Molekule Common Stock shall be entitled to receive, by virtue of the Merger and upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Consideration that shall result in such Molekule common stockholders (including holders of Closing Date Vested RSUs), in the aggregate, holding 49.5% of the Outstanding Shares (as defined in the Merger Agreement).
The Merger Agreement provides that the term “Outstanding Shares” shall mean the sum of the following items, without duplication, as determined immediately following the Effective Time (after giving effect to the distribution of the Merger Consideration):
•
the aggregate number of shares of AeroClean Common Stock issued and outstanding;

•
the aggregate number of shares of AeroClean Common Stock underlying RSUs held by AeroClean officers or employees that will have vested prior to Closing;

•
the aggregate Merger Consideration payable on account of the aggregate Molekule Common Stock issued and outstanding immediately prior to the Effective Time;

•
the aggregate Merger Consideration payable to settle all outstanding Molekule Preferred Stock Warrants; and

•
the aggregate number of shares of AeroClean Common Stock that may be issued in settlement of RSU awards granted or to be granted to Molekule employees pursuant to the Merger Agreement up to the amount of such RSU awards that would be vested as of the Closing Date (assuming all such RSU awards to be granted pursuant to the Merger Agreement are granted as of the Closing Date).

The foregoing description of the calculation of Outstanding Shares does not purport to be complete and is qualified in its entirety by the terms of the Merger Agreement attached hereto as Annex A.
As a result of the Merger, at the Effective Time, the shares of Molekule Common Stock will no longer be outstanding and will cease to exist and each Molekule common stockholder will cease to have any other rights as a holder of Molekule Common Stock with respect thereto, except the right to receive the Merger Consideration payable in respect of such shares of Molekule Common Stock. No certificates or scrip representing a fractional share of AeroClean Common Stock will be issued to any of the Molekule common stockholders in connection with payment of the Merger Consideration, and to the extent a fractional share of AeroClean Common Stock is issuable as part of the Merger Consideration after aggregating all fractional shares of AeroClean Common Stock that otherwise would be received by such Molekule common stockholder, such fraction shall be rounded up to one whole share of AeroClean Common Stock.
AeroClean stockholders will continue to own their existing shares of AeroClean Common Stock following the Merger.
Exchange of Molekule Shares
Promptly after the Effective Time, AeroClean will cause the Exchange Agent selected by AeroClean (and reasonably acceptable to Molekule) to mail to each holder of record of Molekule Common Stock entitled to receive Merger Consideration pursuant to the Merger Agreement a letter of transmittal and instructions for use in effecting the surrender of the certificates evidencing such Molekule Common Stock, in physical or electronic form (the “Certificates”), as the case may be, in exchange for the applicable portion of the Merger Consideration payable to such holder. As promptly as reasonably practicable after receipt of a Certificate (together with a duly completed and validly executed letter of transmittal and other customary documentation the Exchange Agent may reasonably require) issue to the holder of such Certificate the Merger Consideration with respect to such Certificate so surrendered and the Certificate will forthwith be cancelled. The Exchange Agent shall deliver the Merger Consideration as set forth above electronically through book entry-delivery or, upon written request of a holder of Molekule Common Stock, in the form of an original stock certificate to the address set forth in such holder’s letter of transmittal.
No interest will be paid, nor will interest accrue, on any Merger Consideration payable upon surrender of any Certificate.
Until surrendered, each outstanding Certificate that prior to the Effective Time represented shares of Molekule Common Stock or Molekule Preferred Stock (other than for Dissenting Shares, as defined in the Merger Agreement) shall be deemed from and after the Effective Time, for all purposes, to evidence the right to receive a portion of the Merger Consideration.
Treatment of Molekule Warrants
At the Effective Time, each Molekule Preferred Stock Warrant will, by virtue of the Merger and without further action on the part of the holder thereof, be cancelled and converted into the right to receive, for each share of Molekule Common Stock issuable upon conversion of any Molekule Preferred Stock issuable upon exercise of any Molekule Preferred Stock Warrant, a portion of the Merger Consideration equal to (i) the Merger Consideration that would have been payable pursuant to the Merger Agreement in respect of such share had such Molekule Preferred Stock Warrant been exercised immediately prior to the Effective Time, less (ii) the exercise price with respect to such Molekule Preferred Stock Warrant (the resultant aggregate Merger Consideration due to a holder of a Molekule Preferred Stock Warrant, the “Warrant Merger Consideration”). Each Molekule Warrant issued and outstanding as of the Effective Time that is not a Molekule Preferred Stock Warrant will automatically and without further action by any party be cancelled and terminated for no consideration or payment immediately prior to the Effective Time. The Warrant Merger Consideration will be calculated in accordance with the terms of the applicable Molekule Preferred Stock Warrant.
Treatment of Molekule Equity Awards
At the Effective Time, each Molekule stock option will, by virtue of the Merger and without further action on the part of the holder thereof, be cancelled and terminated for no consideration or payment. From and after the Effective Time, neither AeroClean nor Molekule will be required to deliver shares of Molekule Common Stock, other capital stock of Molekule, or other compensation of any kind to any person pursuant to or in settlement of any Molekule equity or equity-based awards under Molekule’s 2015 Stock Plan or otherwise.
The Residual Shares that remain available for issuance pursuant to the Molekule 2015 Stock Plan as of the Effective Time will, in accordance with the Molekule 2015 Stock Plan, be converted at the Effective Time into a number of shares of AeroClean Common Stock as determined in accordance with the Merger Agreement (such shares of AeroClean Common Stock, the “Assumed Shares”). At the Effective Time, by virtue of the Merger and without further action by any party, AeroClean will assume the Molekule 2015 Stock Plan with the result that AeroClean may, as permitted by applicable law, issue the Assumed Shares, if any, after the Effective Time pursuant to the settlement of any equity awards granted under the Molekule 2015 Stock Plan, AeroClean’s 2021 Incentive Award Plan, or any other plan of AeroClean or any of its affiliates.
As soon as reasonably practicable following the Effective Time, AeroClean has agreed to grant RSU awards under AeroClean’s 2021 Incentive Award Plan to specified Molekule employees consistent with the amounts and vesting schedules provided by Molekule to AeroClean prior to the date of the Merger Agreement.

Lost, Stolen and Destroyed Certificates
If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of loss and indemnity by the purported holder claiming such Certificate to be lost, stolen or destroyed and, if required by Molekule or the Exchange Agent, the posting by such purported holder of a bond, in such reasonable amount as Molekule may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Molekule Common Stock formerly represented by, or convertible into (in the case of Certificates with respect to Molekule Preferred Stock) such Certificate in accordance with the Merger Agreement.
Representations and Warranties
Under the Merger Agreement, Molekule and its subsidiaries made customary representations and warranties, including those relating to organization and qualification, subsidiaries, organizational documents, authority and board approval, no conflict or consents, capitalization, financial statements, undisclosed liabilities, litigation and proceedings, compliance with laws, intellectual property, software and information technology, material contracts and no defaults, employee benefit matters, employee relations, taxes, insurance, brokers’ fees, real property and condition of tangible assets, environmental matters, absence of certain changes or events, transactions with related parties, internal controls, compliance with permits, privacy and data security, registration statements, powers of attorney and no ownership of equity in AeroClean.
Under the Merger Agreement, AeroClean and Merger Sub made customary representations and warranties, including those relating to organization and qualification, subsidiaries, organizational documents, authority and board approval, no conflict or consents, capitalization, undisclosed liabilities, litigation and proceedings, compliance with laws, intellectual property, software and information technology, material contracts and no default, employee benefit matters, employee relations, taxes, insurance, brokers’ fees, real property tangible assets, environmental matters, absence of changes, compliance with permits, privacy and data security, the Investment Company Act of 1940, as amended, SEC filings and financial statements, Nasdaq listing, reporting, pro forma capitalization, transactions with related parties and information supplied.
Conduct of Business Prior to Completion of the Merger
Each of AeroClean (including Merger Sub) and Molekule has agreed that, from and after the date of the Merger Agreement and prior to the earlier of the Effective Time or the termination date (except as approved in writing by the other party (which approval may not be unreasonably withheld, conditioned or delayed)) except as otherwise expressly contemplated by the Merger Agreement, as required by law, or as set forth in such party’s disclosure schedule, the business of such party will be conducted in all material respects in the ordinary course and each such party will use their respective reasonable best efforts to preserve material assets, properties, business, operations, organization (including officers and employees), goodwill and relationships with suppliers, customers, lenders, Governmental Authorities and any other persons having a material business relationship with AeroClean, Merger Sub or Molekule, as applicable.
Rights Offering and Backstop Purchase Agreement
In connection with the consummation of the Merger and pursuant to the Merger Agreement, Molekule agreed to commence and consummate an equity financing for cash of a minimum of $5 million and up to $7 million of securities of Molekule by no later than the effectiveness of AeroClean’s Registration Statement. In connection with the equity financing, Foundry has delivered an executed Backstop Purchase Agreement to both Molekule and AeroClean irrevocably committing to both Molekule and AeroClean to purchase for cash up to $5 million of new equity to be issued by Molekule in connection with the equity financing, but no later than the date on which the SEC declares the Registration Statement effective. The securities to be offered in the equity financing will not be registered under the Securities Act, and will be offered only to persons reasonably believed to be accredited investors (as defined in Rule 501 under the Securities Act).

Registration Statement; Information Statement
Pursuant to the Merger Agreement, and subject to Molekule’s provision of the requisite information, AeroClean has covenanted to (i) prepare and file with the SEC a registration statement on Form S-4 (the “Registration Statement”), including an information statement of AeroClean (the “Information Statement”), registering under the Securities Act the Merger Consideration and (ii) mail the Information Statement to AeroClean stockholders prior to the Closing Date.
Each of AeroClean and Molekule covenanted to use reasonable efforts to cause the Registration Statement and Information Statement to comply in all material respects with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after filing and to keep the Registration Statement updated as long as is necessary to consummate the Transactions. In addition, AeroClean committed to prepare and file any other filings required under the Exchange Act, Securities Act or any other applicable laws relating to the Merger.
The Information Statement will be disseminated by AeroClean as soon as practicable following the effectiveness of the Registration Statement in accordance with the requirements of the Exchange Act, but no less than 20 days prior to the Closing Date; provided, that AeroClean is not required to disseminate the Information Statement prior to the consummation by Molekule of the Rights Offering and the receipt by Molekule of not less than $5 million in cash pursuant to the Rights Offering.
Molekule has covenanted to provide AeroClean, as promptly as reasonably practicable, all of the information concerning Molekule and its business reasonably requested by AeroClean or otherwise required by the rules and regulations of the SEC to be included in the Registration Statement, Information Statement and/or any other filings with the SEC. This obligation to provide information includes an obligation of Molekule to provide the requisite audited financial statements and interim financial statements, including all required “consents” from its auditors, which comply in all material respects with applicable requirements of the Securities Act, Exchange Act and Regulation S-X.
Regulatory Approvals
AeroClean, Merger Sub and Molekule have committed to use, as promptly as reasonably practicable, reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from Governmental Authorities (as defined in the Merger Agreement) that are necessary for performance of their respective obligations under the Merger Agreement. Each of AeroClean, Merger Sub and Molekule have also covenanted not to take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.
Indemnification, Exculpation and Insurance of Directors and Officers
The Merger Agreement provides that all rights to indemnification, advancement of expenses and limitation of liability now existing in favor of any individual who, at or prior to the Effective Time, was a director, officer, employee or agent of Molekule will survive the Merger and continue in full force and effect.
Prior to the Closing, Molekule shall obtain, in consultation with AeroClean, a “tail” officers’ and directors’ liability insurance policy with a claims period of six (6) years from the Effective Time with at least the same coverage and amount and containing terms and conditions that are, in the aggregate, not less advantageous to the directors and officers of Molekule as Molekule’s existing policies with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by the Merger Agreement). In no event will AeroClean be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by Molekule for such insurance in effect at the Closing.
The indemnification provision of the Merger Agreement will survive consummation of the Merger and is intended to benefit, and will be enforceable by, each of the persons eligible for indemnification or insurance as described therein, who will be third-party beneficiaries of such provision.

Employee Benefit Matters
As soon as reasonably practicable following the Effective Time, AeroClean shall grant to those Continuing Employees (as defined in the Merger Agreement) specified in a schedule to the Merger Agreement restricted stock unit awards under AeroClean’s 2021 Incentive Award Plan consistent with the amounts and vesting schedules mutually agreed between Molekule and AeroClean. AeroClean has covenanted to register such restricted stock unit awards and any Residual Shares with the SEC on a Form S-8 as soon as practicable following the Effective Time.
For a period of one (1) year following the Effective Time, AeroClean shall provide, or shall cause to be provided, to each Continuing Employee who remains employed with the Combined Company or a subsidiary thereof (i) base salary and base wages and short-term cash incentive compensation opportunities that are, in each case, no less favorable than those in effect for such Continuing Employee as of immediately prior to the Effective Time, and (ii) employee benefits (excluding long-term incentive, equity and equity-based compensation and deferred compensation) that, in each case, are substantially similar in the aggregate to the employee benefits provided to such Continuing Employee by Molekule or any of its subsidiaries immediately prior to the Effective Time.
From and after the Closing Date, with respect to Continuing Employees, AeroClean shall cause the service of each such Continuing Employee with Molekule and its subsidiaries prior to the Closing Date to be recognized for purposes of eligibility to participate, levels of benefits, benefit accruals (but not for benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement medical benefits, subsidized early retirement benefits, or any other similar benefits) and vesting under each Parent Benefit Plan (as defined in the Merger Agreement) in which any Continuing Employee is or becomes eligible to participate, but solely to the extent that service was credited to such Continuing Employee for such purposes under a comparable Company Benefit Plan (as defined in the Merger Agreement) immediately prior to the Closing Date and to the extent that such credit would not result in a duplication of benefits.
From and after the Closing Date, with respect to each Parent Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA in which any Continuing Employee is or becomes eligible to participate, AeroClean shall use its reasonable best efforts to cause each such Parent Benefit Plan to waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre-existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Company Benefit Plan in which such Continuing Employee was a participant immediately prior to his or her commencement of participation in such Parent Benefit Plan.
Each of AeroClean and Molekule acknowledged and agreed that none of the provisions of the Merger Agreement described above create any right in any other person, any participant in any Company Benefit Plan or Parent Benefit Plan or any beneficiary thereof any right to continued employment or service with AeroClean, Molekule, the Combined Company or any of their respective affiliates.
Section 16 Matters
Prior to the Closing, the AeroClean Board, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of AeroClean Common Stock pursuant to the Merger Agreement and the other agreements contemplated thereby, by any person owning securities of Molekule who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of AeroClean following the Closing (or who may be deemed to become a director of AeroClean by deputization) shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.
Antitakeover Statutes
If any applicable takeover law or similar applicable law may become, or may purport to be, applicable to the Merger Agreement, the Merger or the Transactions, each of AeroClean and Molekule shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable upon the terms contemplated in the Merger Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Merger.
Public Announcements
Except as otherwise provided in the Merger Agreement, AeroClean and Molekule will mutually agree the timing and content of all public announcements regarding any aspect of the Merger Agreement or the Merger. Each of AeroClean and Molekule shall use their respective reasonable best efforts to consult with the other prior to any public announcement, and provide each other the reasonable opportunity (and, to the extent reasonably practicable, at least 24 hours) to review and comment upon any such public announcement primarily relating to the Merger Agreement, the Merger or the Transactions, provided, however, that the foregoing obligation will not apply to communications by either AeroClean or Molekule to its directors, officers, counsel, accountants or other advisors or, if the substance of such communication would not reasonably be expected to require AeroClean to file a Form 8-K and/or make a disclosure under Regulation FD promulgated under the Exchange Act, to employees.
Transfer Taxes
Molekule shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar taxes incurred in connection with the Merger. Molekule shall, at its own expense, file all necessary tax returns with respect to all such taxes and, if required by applicable law, AeroClean will join in the execution of any such tax returns.
Conditions to Completion of the Merger
The obligations of AeroClean and Molekule to consummate the Merger are subject to the satisfaction or waiver by the other party (to the extent permitted by applicable legal requirements), at or prior to the completion of the Merger, of the following conditions:
(i)
no governmental authority shall have enacted, issued, promulgated, enforced or entered any governmental order which is in effect and has the effect of making the Transactions illegal, and no law shall have been enacted, issued, promulgated, enforced or entered by any governmental authority that, in any case, prohibits or makes illegal the Merger and related transactions;

(ii)
the AeroClean stockholder approval must remain valid and binding;

(iii)
the Molekule stockholder approval of the Transactions shall have been obtained (including approval by the holders of (a) a majority of the shares of Molekule Series 1 Preferred Stock and (b) a majority of the shares of Molekule Common Stock and Molekule Series 1 Preferred Stock on a converted basis voting together as a single class);

(iv)
the Registration Statement shall have become effective and be in effect;

(v)
this Information Statement shall have been disseminated to AeroClean stockholders at least twenty (20) calendar days prior to the Closing; and

(vi)
the AeroClean Common Stock to be issued in connection with the Transactions shall have been approved for listing on the Nasdaq Capital Market, subject only to official notice of issuance thereof.

The obligation of AeroClean to consummate the Merger is subject to the satisfaction or waiver by AeroClean (to the extent permitted by applicable legal requirements) of the following conditions, among others:
(i)
the accuracy of Molekule’s representations and warranties at the Closing;

(ii)
the performance or compliance in all material respects by Molekule of its covenants to be performed or complied with as of or prior to the Closing;

(iii)
delivery by Molekule of a customary officer’s certificate and a customary certificate regarding “U.S. real property interests”;

(iv)
employment agreements with certain key employees must be in full force and effect and such key employees shall not have terminated their employment with Molekule or delivered any notice to Molekule of any intention to leave the employ of Molekule or AeroClean;

(v)
the consents from SVB and Trinity must remain in full force and effect and must not have been amended, rescinded or otherwise terminated;

(vi)
the Backstop Purchase Agreement executed by Foundry shall remain in full force and effect, and shall not have been amended, rescinded or otherwise terminated; and

(vii)
Molekule shall have commenced and consummated an equity financing and, in connection therewith, shall have received an amount in cash of not less than $5 million.

The obligation of Molekule to consummate the Merger is subject to the satisfaction or waiver by Molekule (to the extent permitted by applicable legal requirements) of the following conditions:
(i)
the accuracy of AeroClean’s representations and warranties at the Closing;

(ii)
the performance or compliance in all material respects by AeroClean of its covenants to be performed or complied with as of or prior to the Closing; and

(iii)
the delivery by AeroClean of a customary officer’s certificate.

Termination of the Merger Agreement
The Merger Agreement may be terminated at any time prior to the date of the Closing, whether before or after the receipt of approval of the Merger Agreement from the Molekule stockholders:
(i)
by mutual written consent of AeroClean and Molekule;

(ii)
by either AeroClean or Molekule if the Closing has not occurred on or before the eight-month anniversary of the date of the Merger Agreement (the “Outside Date”);

(iii)
by either AeroClean or Molekule if a governmental authority shall have enacted, issued, promulgated, enforced or entered any law or governmental order which has become final and non-appealable, and which permanently restrains, enjoins or otherwise prohibits the Transactions;

(iv)
by either AeroClean or Molekule, if the required stockholder approval of AeroClean’s stockholders is not in full force and effect as of the Outside Date;

(v)
by AeroClean, at any time on or after the date that is two business days following the date that AeroClean receives, and notifies Molekule of AeroClean’s receipt of, SEC approval and effectiveness of the Registration Statement, if Molekule does not deliver to AeroClean on or prior to such date the Written Consent (as defined in the Merger Agreement);

(vi)
by AeroClean, upon certain material and uncured breaches of the terms of the Merger Agreement by Molekule; or

(vii)
by Molekule, upon certain material and uncured breaches of the terms of the Merger Agreement by AeroClean or Merger Sub.

Effect of Termination
If the Merger Agreement is terminated, all further obligations and liabilities of the parties thereto will terminate and become void and of no force and effect, except that the rights and obligations in the Merger Agreement relating to the covenant regarding public announcements and Article VIII (regarding termination of the Merger Agreement) and Article IX (regarding miscellaneous provisions, including (among other topics) survival, expenses, notices, assignment, governing law, waiver of jury trail, specific performance and no recourse) will survive termination of the Merger Agreement; provided, that such termination will have no effect on any liability of any party for any willful breach of the Merger Agreement by such party occurring prior to such termination. There is no termination fee or expense reimbursement requirement in connection with the termination of the Merger Agreement.
Fees and Expenses
Except as otherwise provided in the Merger Agreement, each party thereto shall pay its own expenses incident to the Merger Agreement and the Transactions contemplated therein.
Amendments; Extensions and Waivers
The Merger Agreement may be amended, at any time prior to the Effective Time, by an instrument in writing signed on behalf of AeroClean, Merger Sub and Molekule; provided, that (i) after the AeroClean stockholder approval is obtained, there will be no amendment or waiver that, pursuant to applicable law, requires further approval of AeroClean stockholders, without the receipt of such further approvals, and (ii) after the Molekule stockholder approval is obtained, there will be no amendment or waiver that, pursuant to applicable law, requires further approval of Molekule stockholders, without the receipt of such further approvals.
At any time prior to the Closing Date, the parties to the Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties thereto, (ii) waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant to the Merger Agreement, or (iii) waive compliance with any of the agreements or conditions contained therein. Any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Specific Performance
The parties to the Merger Agreement agreed that irreparable damage would occur if any provision thereof were not performed in accordance with the terms thereof and it was accordingly agreed that the parties thereto will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement (in addition to any other remedy to which such party is entitled at law or in equity). Each party to the Merger Agreement agreed that it shall not oppose the granting of an injunction, specific performance and other equitable relief as provided therein on the basis that (i) any party to the Merger Agreement has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. In addition, each party to the Merger Agreement agreed that no party thereto will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtain an injunction or specific performance.

ANCILLARY AGREEMENTS
Molekule Support Agreements
In connection with the execution of the Merger Agreement, Molekule stockholders that hold (a) a majority of the Molekule Series 1 Preferred Stock and (b) a majority of the Molekule Common Stock and the Molekule Series 1 Preferred Stock on an as-converted basis, voting together as a single class, executed Molekule Support Agreements, dated October 3, 2022, pursuant to which such Molekule stockholders agreed to irrevocably and unconditionally vote or execute a written consent to adopt the Merger Agreement and approve the Merger on or as promptly as reasonably practicable (and in any event within two (2) business days) following the date on which the Registration Statement is declared effective. The Molekule Support Agreements will terminate on the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement and (iii) the mutual agreement of the parties thereto. his summary is qualified by reference to the complete text of the form of Molekule Support Agreement, which is included as Annex E to this information statement/prospectus.
Stockholders Agreement
The Merger Agreement provides that, upon the consummation of the Merger, the Company, certain stockholders of the Company and certain stockholders of Molekule will enter into a Stockholders Agreement. The Stockholders Agreement will provide that such stockholders will take all reasonable actions to nominate Brad Feld and the existing members of the AeroClean Board to be members of the board of directors of the Combined Company following the consummation of the Merger and until immediately after the Company’s 2024 annual meeting of stockholders. This summary is qualified by reference to the complete text of the Form of Stockholders Agreement, which is filed as an exhibit to the Registration Statement of which this information statement/prospectus forms a part.
Amended and Restated Registration Rights Agreement
The Merger Agreement provides that, upon the consummation of the Merger, AeroClean and certain stockholders of AeroClean and Molekule will enter into an Amended and Restated Registration Rights Agreement. Under the Amended and Restated Registration Rights Agreement, following the consummation of the Merger, certain stockholder signatories thereto will have “demand” and “piggyback” registration rights. The Amended and Restated Registration Rights Agreement also provides that the Company will pay certain expenses relating to such registrations and indemnify the stockholder signatories thereto against (or make contributions in respect of) certain liabilities that may arise under the Securities Act. This summary is qualified by reference to the complete text of the form of Amended and Restated Registration Rights Agreement, which is filed as an exhibit to the Registration Statement of which this information statement/prospectus forms a part.
Backstop Purchase Agreement
In connection with the consummation of the Merger, Molekule agreed to commence and consummate an equity financing for cash of a minimum of $5 million and up to $7 million of securities of Molekule by no later than the effectiveness of the Registration Statement. In connection with the equity financing, Foundry has delivered an executed Backstop Purchase Agreement to both Molekule and AeroClean irrevocably committing to both Molekule and AeroClean to purchase for cash up to $5 million of new equity to be issued by Molekule in connection with the equity financing, but no later than the date on which the SEC declares the Registration Statement effective. The securities to be offered in the equity financing will not be registered under the Securities Act, and will be offered only to persons reasonably believed to be accredited investors (as defined in Rule 501 under the Securities Act). This summary is qualified by reference to the complete text of the Backstop Purchase Agreement, which is filed as an exhibit to the Registration Statement of which this information statement/prospectus forms a part.
Amended and Restated Certificate of Incorporation
In connection with the consummation of the Merger, AeroClean’s certificate of incorporation will be amended and restated. The Amended and Restated Charter will change the name of the company to

“Molekule, Inc.” It will also include a provision exculpating the officers of the Company from liability for breaches of fiduciary duty to the extent permitted by Delaware law. The Amended and Restated Charter will become effective upon the Closing. This description of the Amended and Restated Charter does not purport to be complete and is qualified in its entirety by the terms of the Amended and Restated Charter, the form of which is attached hereto as Annex C.
Amended and Restated Bylaws
In connection with the consummation of the Merger, AeroClean’s bylaws will be amended and restated. The revised bylaws will include a six-month lockup provision which prohibits the Molekule stockholders from transferring their Merger Consideration during the six-month period following the Closing. The revised bylaws will become effective upon the Closing. This description of the Amended and Restated Bylaws does not purport to be complete and is qualified in its entirety by the terms of the Amended and Restated Bylaws, the form of which is attached hereto as Annex D.

MANAGEMENT OF THE COMBINED COMPANY AFTER THE MERGER
The following table provides information regarding the expected directors and executive officers of the Combined Company following the closing of the Merger:
Name	Age	Position
Jason DiBona	52	Chief Executive Officer
Ryan Tyler	39	Chief Financial Officer
Jonathan Harris	57	Chief Commercial Officer
Ritankar “Ronti” Pal	53	Chief Operating Officer
Amin J. Khoury	83	Chairman of the Board
David Helfet, M.D.	75	Director
Michael Senft	64	Director
Thomas P. McCaffrey	68	Director
Heather Floyd	43	Director
Timothy J. Scannell	58	Director
Stephen M. Ward, Jr.	67	Director
Bradley Feld	56	Director
Management of the Combined Company Following the Merger
Mr. DiBona has served as our Chief Executive Officer since May 2020. Mr. DiBona brings more than 25 years of experience in developing and executing strategies for sustainable growth. He has held leadership roles in medical and healthcare technologies, global sales operations and start-up environments and has experience working with diverse private and public sector clients in more than 120 countries. Mr. DiBona spent the majority of his career, from 1999 to 2014, at GE Healthcare, holding multiple leadership and business development roles across the global healthcare organization. After his time at GE Healthcare, from 2014 to 2018, Mr. DiBona led the sales and marketing efforts at ePreop, a start-up medical software developer, with a successful launch and exit in the role of Executive Vice President of Sales and Marketing. Prior to AeroClean, Mr. DiBona served as Senior Vice President of Global Sales Strategies for America’s largest homebuilder, Lennar Corporation. Mr. DiBona earned his Bachelor of Science degrees in Molecular Biology and Microbiology from the University of Central Florida.
Mr. Tyler has served as our Chief Financial Officer since October 2020. Prior to joining AeroClean, Mr. Tyler held various positions from 2014 to 2020 at B/E Aerospace, Inc., KLX Inc. and KLX Energy Services Holdings, Inc., including Vice President, overseeing financial reporting, internal controls, corporate development, investor relations and financial planning and analysis. Prior to the KLX Inc. spin-off from B/E Aerospace, Mr. Tyler served as B/E Aerospace’s Director of Financial Reporting and Internal Controls from 2013 to 2014, where he focused on the company’s public filings, mergers and acquisitions and capital raises. Mr. Tyler also spent three years at Oxbow Carbon LLC, serving as a Controller responsible for several of the company’s lines of business over the three-year period. Mr. Tyler spent five years at Ernst & Young as a Manager providing audit services to public and private clients in multiple sectors, including telecommunications, real estate, healthcare, financial services and distribution. Mr. Tyler received his Bachelor and Master of Accounting degrees from the University of Florida and received a Certified Public Accountant designation in Florida (inactive).
Mr. Harris is expected to become the Chief Commercial Officer of the Combined Company upon the consummation of the Merger. He has more than 30 years of experience taking on management and advisory roles in hardware and software companies. Mr. Harris has served as the Chief Executive Officer at Molekule since May 2021. Prior to Molekule, Mr. Harris served as the Chief Executive Officer and Co-Founder of KAMU Labs, Inc. between June 2019 to March 2022, and as a strategic advisor at reMarkable between February 2019 to August 2022. Prior to reMarkable, Mr. Harris served as the President of Aura Frames between September 2017 to January 2019, and Senior Vice President of Intergalactic Sales & Field Marketing at GoPro, Inc. from June 2010 to April 2017. Prior to GoPro, Inc., Mr. Harris held positions of increasing responsibility at SugarSync Inc. Jawbone, Mirra, Inc., Roku Labs, LLC, SonicBlue Incorporated, ReplayTv Inc., Check Point Software Technologies, SGI, Macromedia, Microsoft and Ultimate TV Group. Mr. Harris holds a Bachelor of Arts degree in Marketing from Southern Methodist University.
Mr. Pal is expected to become the Chief Operating Officer of the Combined Company upon the consummation of the Merger. He has extensive experience overseeing and managing the administrative and operational functions of businesses. Mr. Pal has served as Chief Operating Officer of Molekule since July 2022 and Chief Financial Officer of Molekule since January 2022, and previously served as the Chief Financial Officer of Payactiv, Inc. from February 2019 to June 2021. Before joining Payactiv, Inc., Mr. Pal served as a Managing Director at Barclays Capital between 2006 and 2012. Prior to Barclays Capital, Mr. Pal held positions of increasing responsibility at Salomon Brothers, Citibank and Citigroup between 1993 and 2006, before being promoted to Managing Director at Citigroup in 2002, and serving in such capacity until 2006. Mr. Pal holds a Bachelor of Arts degree in Mathematics from Reed College and a Bachelor of Science Degree in Engineering and Applied Science from the California Institute of Technology.
Board of Directors of the Combined Company Following the Merger
Dr. Khoury is one of our co-founders and has been the Chairman of our Board of Directors since May 2020. Previously, Dr. Khoury served as Chief Executive Officer and Chairman of the Board of Directors of KLX Inc. from its formation in December 2014 until its sale to The Boeing Company in October 2018. Dr. Khoury served as Chairman of the Board, Chief Executive Officer and Co-Chief Executive Officer of B/E Aerospace from its founding in 1987 until its sale to Rockwell Collins in 2017. Dr. Khoury also served as Chairman, Chief Executive Officer and President of KLX Energy from September 2018 until May 2020. Dr. Khoury was a Trustee of the Scripps Research Institute from May 2008 until July 2014. Until 2012, for 26 years, Dr. Khoury also served as a director of Synthes, Inc., having earlier been Chairman of Synthes Maxillofacial, and a founding investor in Spine Products, Inc., which was acquired by Synthes in 1999. Synthes, a $4 billion annual revenue company, was the world’s leading manufacturer and marketer of orthopedic trauma implants and a leading global manufacturer and marketer of cranial-maxillofacial and spine implants, before Dr. Khoury led an effort to merge Synthes with Johnson & Johnson in a $21 billion transaction in 2012. Dr. Khoury holds an Executive Masters Professional Director Certification, the highest level, from the American College of Corporate Directors and a Master’s Degree in Business Administration from Northeastern University. Dr. Khoury has served as a member of the Board of Trustees of Northeastern University since July 2018 and received an honorary doctorate from Northeastern University in May 2019. Dr. Khoury is a highly effective leader in organizational design and development matters and has been instrumental in identifying and attracting our management and scientists and our highly accomplished Board members. He has an intimate knowledge of the Company, our industry and our competitors. All of the above experience and leadership roles uniquely qualify him to serve as our Company’s Chairman of the Board.
Dr. Helfet is one of our co-founders and is currently our Chief Medical Officer and a Director. He is currently a Professor of Orthopedic Surgery at the Weill Medical College of Cornell University and Director of the Combined Orthopedic Trauma Service at both the Hospital for Special Surgery and New York-Presbyterian Hospital. He has served on several committees of the American Academy of Orthopedic Surgeons, the AO/ASIF Foundation (currently the Chairman of AO Documentation and Publishing), AO North America and the American Board of Orthopedic Surgery, among others. In addition, Dr. Helfet has been extensively involved in the Orthopedic Trauma Association, including as President from 1998 to 1999, and is still on its Board as a past President. He was Assistant Professor of Orthopedic Surgery at Johns Hopkins University School of Medicine from 1982 to 1986, Associate Professor and Chief of Orthopedic Trauma at the University of South Florida School of Medicine/Tampa General Hospital from 1986 to 1991 and at the Cornell University Medical College from 1991 to 1998. Dr. Helfet has been the recipient of many honors and awards, has published extensively on orthopedic trauma topics and is annually ranked as one of New York Magazine’s “Best Doctors in New York” and Castle-Connolly’s “America’s Top Doctors.” Dr. Helfet completed his undergraduate studies at the University of Cape Town, receiving a Bachelor of Science degree in biochemistry with honors, followed by medical school, where he received Bachelor of Medicine and Bachelor of Surgery degrees in 1975. His internship and surgical residency were completed at Edendale Hospital in Pietermaritzburg, South Africa and at Johns Hopkins University in Baltimore, Maryland, followed by orthopedic residency also at Johns Hopkins University, then fellowships at the University of Bern, Insel Hospital in 1981 and at UCLA from 1981 to 1982. Dr. Helfet brings a unique perspective to our Board as a world renowned orthopedic surgeon, which, along with his intimate knowledge of our Company and our industry, uniquely qualifies him to serve as a member of our Board.
Mr. Senft currently serves on our Board of Directors, where he is the Lead Independent Director. Over the past two years, Mr. Senft has served as a strategic advisor to several other venture stage companies, including acting as senior advisor to Critical Response Group, a venture-stage company established to apply battlefield protocols to homeland security applications. From 2014 to 2018, Mr. Senft served as Vice President-Chief Financial Officer, Treasurer and Head of Investor Relations of KLX Inc. Prior to his role at KLX Inc., Mr. Senft was an investment banker for over 30 years, including roles as Senior Managing Director at Moelis & Company, Global Head of Leveraged Finance at CIBC and Global Co-Head of Leveraged Finance at Merrill Lynch. Mr. Senft has also served on the Boards of Directors of B/E Aerospace, Del Monte Foods and Moly Mines Ltd. Mr. Senft received his Bachelor of Arts degree in Economics from Princeton University and his Master of Business Administration degree from the Stern School of Business at New York University. Mr. Senft’s education and extensive experience in strategic business planning, coupled with a deep understanding of our business, uniquely qualify him to serve as a member of our Board.
Mr. McCaffrey currently serves on our Board of Directors. He has been a member of the Board of Directors of KLX Energy since April 22, 2020. Mr. McCaffrey served as President, Chief Executive Officer and Chief Financial Officer of KLX Energy from May 2020 until July 2020 and as Senior Vice President and Chief Financial Officer of KLX Energy from September 2018 until April 30, 2020. Prior to that, Mr. McCaffrey served as President and Chief Operating Officer of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018 and as Senior Vice President and Chief Financial Officer of B/E Aerospace from May 1993 until December 2014. Prior to joining B/E Aerospace, Mr. McCaffrey practiced as a Certified Public Accountant for 17 years with a large international accounting firm and a regional accounting firm based in California. Since 2016, Mr. McCaffrey has served as a member of the Board of Trustees of Palm Beach Atlantic University and serves as a member of its various committees and is currently Chairman of its Audit Committee. Mr. McCaffrey received his Bachelor of Science degree in Business Administration with a concentration in Accounting from California Polytechnic State University-San Luis Obispo. Our Board benefits from Mr. McCaffrey’s extensive leadership experience, thorough knowledge of our business and extensive strategic planning and public company experience.
Ms. Floyd currently serves on our Board of Directors. Ms. Floyd also currently serves as Director, Financial Reporting & Technical Accounting at Sequa Corporation. Previously, Ms. Floyd served as Vice President — Finance and Corporate Controller of KLX Energy and Vice President — Finance and Corporate Controller of KLX Inc. from February 2014 until September 2021. Ms. Floyd has almost 20 years of combined accounting, auditing, financial reporting and Sarbanes-Oxley compliance experience. Prior to joining KLX Inc., Ms. Floyd held various positions at B/E Aerospace, including most recently Vice President — Internal Audit. Prior to joining B/E Aerospace, Ms. Floyd served as an Audit Manager with Ernst & Young and in various accounting roles at Corporate Express, now a subsidiary of Staples. Ms. Floyd is a Certified Public Accountant licensed to practice in Florida. Ms. Floyd received her Bachelor of Science and Engineering and Bachelor of Business Administration in International Business and Trade from Florida Atlantic University. Ms. Floyd’s extensive accounting, auditing, financial reporting and public company experience qualify her to serve as a member of our Board.
Mr. Scannell currently serves on our Board of Directors. Mr. Scannell brings over 30 years of experience and success delivering market-leading results from his leadership roles at Stryker Corporation (“Stryker”), one of the world’s leading medical technology companies. Mr. Scannell served as President and Chief Operating Officer of Stryker between 2018 and 2021, overseeing all of Stryker’s commercial businesses and regions globally. Prior to this, he served as group president for Stryker’s MedSurg & Neurotechnology businesses for ten years. Mr. Scannell currently serves as a director and non-executive chairman of the Board of Directors for Insulet Corporation and is a director on the boards of Novocure Limited, Renalytix plc and Collagen Matrix, Inc. Mr. Scannell attended the University of Notre Dame, where he received a bachelor’s degree in Business Administration and Marketing and his Master of Business Administration. Mr. Scannell’s extensive leadership experience, particularly with respect to public companies within the medical industry, qualify him to serve as a member of our Board.

Mr. Ward has been a director since November 2022. Mr. Ward is the retired President, Chief Executive Officer and a member of the Board of Directors of Lenovo Corporation, the international company formed by the acquisition of IBM Corporation’s personal computer business by Lenovo of China. Mr. Ward had spent 26 years at IBM Corporation holding various management positions, including Chief Information Officer and Senior Vice President and General Manager, Personal Systems Group. Mr. Ward has been a director of Carpenter Technology Corporation since 2001, where he is the Chair of the Corporate Governance Committee and a member of the Compensation and Science and Technology Committees. Mr. Ward is a founding team member and board member of C3.AI, an Artificial Intelligence SaaS company that develops and software for business transformation, analytics and control. Mr. Ward is the Chairman of the Compensation Committee and a member of the Nominating and Corporate Governance Committee of C3.AI. Mr. Ward served as a member of the Board of Directors of KLX Energy Services Holdings from September 2018 to May 2021. He also served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Mr. Ward was previously a board member and co-founder of E2open, a maker of enterprise software, and a board member of E-Ink, a maker of high-tech screens for e-readers and computers, a director at Vonage Holdings Corp. from June 2021 to July 2022 until its sale to Telefonaktiebolaget LM Ericsson, an internet communications company, and a member of the board of QDVision, the developer and a manufacturer of quantum dot technology for the computer, TV and display industries until its sale to Samsung in 2016. Mr. Ward attended the California Polytechnic State University — San Luis Obisqo, where he received a bachelor’s degree in Mechanical Engineering. The Board believes that Mr. Ward’s broad executive experience and focus on innovation enables him to share with the Board valuable perspectives on a variety of issues relating to management, strategic planning, tactical capital investments and growth.
Mr. Feld is expected to serve on the board of directors of the Combined Company following the Merger and has served as a member of the Molekule Board since April 2022. Mr. Feld is a founding partner of Foundry Group, a venture capital firm with more than $4 billion in assets under management. Mr. Feld has served as a member of the board of directors of Crucible Acquisition Corp., a special purpose acquisition company, since September 2020. He has been a board member of, advisor to, and investor in other well-known technology companies including Fitbit (now owned by Alphabet), Zynga (now owned by Take-Two Interactive) and SendGrid (now owned by Twilio Inc.). Currently, Mr. Feld serves on the boards of a number of private companies as well, including Formlabs Inc., Glowforge Inc., Sphero, Inc. and Techstars, which Mr. Feld also co-founded. Mr. Feld holds a Bachelor of Science and a Master of Science in management science from the Massachusetts Institute of Technology. We believe Mr. Feld’s qualifications to serve on our board of directors include his extensive investment experience and network in the technology sector.
Director Independence
Upon closing of the Merger AeroClean expects that seven of the eight members of the board of directors of the Combined Company will meet the criteria for independence as defined by the rules of Nasdaq. The Combined Company board of directors will determine the independence of directors annually based on a review by the directors and the Nominating and Corporate Governance Committee. In determining whether a director is independent, the Combined Company board of directors will determine whether each director meets the objective standards for independence set forth in the rules of Nasdaq.
The AeroClean Board has determined that Dr. Helfet, Messrs. McCaffrey, Scannell, Senft and Ward and Ms. Floyd are each an “independent director” under the Nasdaq listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship that, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The AeroClean Board expects to determine that Brad Feld is also an “independent director” under the Nasdaq listing rules.
Meetings of Independent Directors
The board of directors of the Combined Company will require that the independent directors meet without management present at each meeting. The Chair of the Nominating and Corporate Governance Committee presides at the meetings of the independent directors.

Committees of the Board
The standing committees of the board of directors of the Combined Company following the Effective Time of the merger will include an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee, each as further described below. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee is composed exclusively of directors who are independent under the rules of Nasdaq and the SEC.
Other committees may also be established by the board of directors of the Combined Company from time to time.
Audit Committee.   Our Audit Committee is a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is composed of Ms. Floyd and Messrs. McCaffrey and Senft, with Ms. Floyd serving as chair. The AeroClean Board has determined that Ms. Floyd and Mr. McCaffrey are each “financially sophisticated audit committee members” and “audit committee financial experts” in accordance with the Nasdaq listing rules and SEC rules, respectively. All members of the Audit Committee are independent under Nasdaq listing standards and SEC rules. The Audit Committee operates under a written charter adopted and approved by the AeroClean Board. The Audit Committee is responsible for: (i) the appointment, compensation and oversight of our independent auditors; (ii) overseeing the quality and integrity of our financial statements and related disclosures; (iii) overseeing our compliance with legal and regulatory requirements; (iv) assessing our independent auditors’ qualifications, independence and performance; and (v) monitoring the performance of our internal audit and control functions.
Compensation Committee.   The Compensation Committee is currently composed of Messrs. McCaffrey, Scannell and Senft, Ms. Floyd and Dr. Helfet, with Mr. McCaffrey serving as chair. All of the members of the Compensation Committee are independent as defined by Nasdaq listing rules and are non-employee directors. The Compensation Committee provides recommendations to the AeroClean Board regarding compensation matters and oversees the Company’s incentive and compensation plans. The Compensation Committee operates under a written charter adopted and approved by the AeroClean Board. The Compensation Committee has the power to delegate its authority and duties to subcommittees or individual members of the Compensation Committee or, to the extent permitted by the terms of any plan, to officers of our Company or other persons, in each case as it deems appropriate in accordance with applicable laws and regulations and the requirements of Nasdaq. Management input is taken into consideration in assessing the performance and pay levels of our key management employees as well as the establishment of bonus measures and targets, but ultimate decision-making regarding compensation of our named executive officers remains with the Compensation Committee.
Nominating and Corporate Governance Committee.   The Nominating and Corporate Governance Committee is composed of Messrs. McCaffrey, Scannell and Senft, Ms. Floyd and Dr. Helfet, with Mr. Scannell serving as chair. All of the members of the Nominating and Corporate Governance Committee are independent as defined by the Nasdaq listing rules. The Nominating and Corporate Governance Committee is responsible for, among other things, assisting the AeroClean Board by actively identifying individuals qualified to become directors; recommending to the AeroClean Board the director nominees for election at the next annual meeting of stockholders; and making recommendations with respect to corporate governance matters. The Nominating and Corporate Governance Committee operates under a written charter adopted and approved by the AeroClean Board. Under our Nominating and Corporate Governance Committee Charter, the Committee must be informed by a director in advance of any director accepting an invitation to serve on another public company board. The Committee will inform the Chairman of the Board of any such information. In addition, no director may sit on the board of directors, or beneficially own more than 1% of the outstanding equity securities, of any of the Company’s competitors in the Company’s principal lines of business.
Codes of Ethics and Business Conduct
AeroClean has adopted a Code of Ethics and Business Conduct which is applicable to all employees, officers and directors. The Code of Ethics and Business Conduct covers topics including, but not limited to, conflicts of interest, confidentiality of information and compliance with laws and regulations. The Code of Ethics and Business Conduct constitutes a “code of conduct” within the meaning of Rule 5610 of the Nasdaq listing rules and a “code of ethics” within the meaning of Section 406(b) of the Sarbanes-Oxley Act of 2002 and applicable SEC regulations. The Code of Ethics and Business Conduct is available on AeroClean’s website at www.aeroclean.com. Amendments to, or waivers of the provisions of, the Code of Ethics and Business Conduct, if any, made with respect to any of our directors and officers will be posted on AeroClean’s website at www.aeroclean.com/investors.

COMBINED COMPANY COMPENSATION INFORMATION
This section discusses the material components of the executive compensation program applicable to AeroClean and Molekule, as applicable, for the fiscal year ended December 31, 2021, with respect to each individual who is expected to serve as an executive officer of the Combined Company following the Merger. Mr. Ritankar (“Ronti”) Pal joined Molekule in January 2022 and, as such, Mr. Pal did not receive compensation in the fiscal year ended December 31, 2021 and no amounts are reported for him for such period. The information presented is intended to comply with the scaled disclosure requirements applicable to “emerging growth companies” as defined in the JOBS Act.
The executive officers of the Combined Company will be:
•
Jason DiBona, Chief Executive Officer;

•
Ryan Tyler, Chief Financial Officer;

•
Mark Krosney, Chief Scientific Officer;

•
Jonathan Harris, Chief Commercial Officer; and

•
Ritankar (“Ronti”) Pal, Chief Operating Officer.

Summary Compensation Table
The following table sets forth information concerning the historical compensation paid by AeroClean and Molekule, as applicable, to each individual who will serve as an executive officer of the Combined Company following the Merger (other than Mr. Pal) with respect to the fiscal years ended December 31, 2021 and December 31, 2020.
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total ($)
Jason DiBona Chief Executive Officer	2021	280,000	165,000	2,955,130	—	8,450	3,408,580
	2020	43,077	—	—	—	151,300	194,377
Ryan Tyler Chief Financial Officer	2021	220,000	115,500	1,477,560	—	—	1,813,060
	2020	33,846	—	—	—	20,000	53,846
Mark Krosney Chief Scientific Officer	2021	—	—	—	—	162,504	162,504
	2020	—	—	—	—	108,336	108,336
Jonathan Harris(5) Chief Marketing and Product Development Officer	2021	214,832	—	—	2,079,444	7,000	2,301,276

(1)
Messrs. DiBona and Tyler earned annual cash bonuses for 2021 equal to $165,000 and $115,500, respectively, which were paid in March 2022. Mr. Krosney did not earn an annual cash bonus for 2021 and none of the named executive officers of AeroClean earned an annual cash bonus for 2020. Mr. Harris did not earn an annual bonus in 2021.

(2)
The amounts reported represent the aggregate full grant date fair value calculated in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718 (without any reduction for risk of forfeiture), rather than the amounts paid to or realized by the named individual. For more information about how AeroClean valued stock-based awards (including assumptions made in such valuation), refer to Note 10 to AeroClean’s audited financial statements for the fiscal year ended December 31, 2021, included in AeroClean’s Annual Report on Form 10-K, filed with the SEC on April 1, 2022.

(3)
The amounts reported represent the aggregate full grant date fair value calculated in accordance with FASB ASC Topic 718 (without any reduction for risk of forfeiture), rather than the amounts paid to or realized by the named individual. The value of performance-based option awards reported is based on the probable outcome of the applicable performance-based vesting conditions determined as of the date of grant and is $0. Assuming the maximum level of performance is achieved, the maximum award value would be $1,062,875. For information about how Molekule values option awards (including the assumptions made in such valuation), refer to Note 2 to Molekule’s audited consolidated financial statements included elsewhere in this information statement/prospectus. All outstanding Molekule option awards will be cancelled at the effective time of the Merger for no consideration or payment.
(4)
Amounts in this column for 2021 for AeroClean’s executive officers represent: (i) for Mr. DiBona, total car allowance payments of $8,450 and (ii) for Mr. Krosney, aggregate consulting fees of $162,504. Amounts in this column for 2020 for AeroClean executive officers represent: (i) for Mr. DiBona, aggregate consulting fees of $150,000 for services prior to his employment and total car allowance payments of $1,300, (ii) for Mr. Tyler, aggregate consulting fees of $20,000 for services prior to his employment and (iii) for Mr. Krosney, aggregate consulting fees of $108,336. Amounts in this column for Mr. Harris represent 401(k) matching contributions paid by Molekule.

(5)
Mr. Harris was appointed Molekule’s Chief Executive Officer effective May 25, 2021, with an annual base salary of $350,000.

Narrative to Summary Compensation Table
2021 Salary and Consulting Fees
AeroClean Executives
As of November 1, 2020, Messrs. DiBona and Tyler received a base salary at a per annum rate of $280,000 and $220,000, respectively.
Mr. Krosney provided consulting services to AeroClean for the entirety of 2021 and did not receive a base salary. The aggregate amount of the consulting fees paid to Mr. Krosney in 2021 was equal to $162,504. There is no written consulting agreement with respect to the consulting services provided by Mr. Krosney.
Molekule Executives
Mr. Harris was appointed as Chief Executive Officer of Molekule effective May 25, 2021, with a base salary of $350,000. The amount of his base salary actually earned for fiscal year 2021 is reflected in the Summary Compensation Table above.
The base salary payable to each of Messrs. DiBona, Tyler and Harris were intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.
2021 Bonuses
AeroClean Executives
Messrs. DiBona and Tyler were eligible to receive a discretionary annual cash bonus as determined by the AeroClean Board in its sole discretion, targeted for Messrs. DiBona and Tyler at a percentage of base salary equal to 100% and 70%, respectively. AeroClean paid annual cash bonuses of $165,000 and $115,500 to Messrs. DiBona and Tyler, respectively, in March 2022 for 2021 performance.
Molekule Executives
Mr. Harris was eligible to receive a target annual cash bonus based on achievement of criteria as determined by the Molekule Board, in consultation with Mr. Harris. Pursuant to Mr. Harris’s employment agreement with Molekule, any such bonus for 2021 would be prorated based on the number of days Mr. Harris was employed by Molekule in 2021. Molekule did not pay an annual bonus to Mr. Harris for 2021.
Equity Compensation
AeroClean Equity Compensation
AeroClean adopted its 2021 Incentive Award Plan in connection with its initial public offering in order to facilitate the grant of cash and equity incentives to directors, employees (including Messrs. DiBona and

Tyler) and consultants (including Mr. Krosney) of AeroClean and certain of its affiliates and to enable AeroClean and certain of its affiliates to obtain and retain services of these individuals, which is essential to its long-term success.
On November 29, 2021, in connection with its initial public offering, AeroClean granted Messrs. DiBona and Tyler an aggregate of 295,513 and 147,756 restricted stock units, respectively, under its 2021 Incentive Award Plan. For more information, please see “— Outstanding Equity Awards at Fiscal Year-End” below.
Molekule Equity Compensation
Molekule maintains its 2015 Stock Plan pursuant to which it has granted options to purchase shares of Molekule Common Stock to directors, employees and consultants of the company. On August 25, 2021, Mr. Harris was granted options to purchase (i) 207,999 shares of Molekule Common Stock, subject to performance-based vesting conditions and (ii) 415,999 shares of Molekule Common Stock, subject solely to continued service, in each case at an exercise price of $10.80 per share. The performance-based option vests with respect to 25% subject to the achievement of certain fundraising milestones within one year from the date of grant, and with respect to 25% subject to the achievement of net revenue milestones each year thereafter until August 25, 2025. Molekule did not achieve the fundraising milestone, and as of the date of this information statement/prospectus, no portion of the performance-based option has vested. In connection with the Merger, all outstanding Molekule stock options will be cancelled without consideration or payment. For more information, please see “— Outstanding Equity Awards at Fiscal Year-End” below.
Please see the discussion under the caption “Interests of AeroClean’s Directors and Executive Officers in the Merger” above for additional information with respect to future equity awards expected to be granted to executive officers of the Combined Company.
Employee Benefits
Retirement/Health/Welfare Plans
Messrs. DiBona, Tyler and Harris were eligible to participate in the health and welfare plans, including medical, dental and vision benefits, short-term and long-term disability insurance and life insurance of AeroClean and Molekule, as applicable. AeroClean considered the establishment of a 401(k) retirement savings plan as well as a supplemental executive retirement plan for certain employees, including executive officers; however no such plans were established. Molekule maintains a 401(k) retirement savings plan in which its employees, including its executive officers, participated and received employer-match contributions. Following the Merger, the Combined Company may amend existing employee benefit plans and programs or establish new benefit programs to reflect the needs of the Combined Company.
No Tax Gross-Ups
Neither AeroClean nor Molekule made any gross-up payments to cover personal income taxes that may have pertained to any of the compensation or perquisites paid or provided by either entity to any of Messrs. DiBona, Tyler, Krosney, or Harris.

Outstanding Equity Awards at Fiscal Year-End
The table below provides information with respect to outstanding equity awards held by each individual who will serve as an executive officer of the Combined Company following the Merger (other than Mr. Pal) as of December 31, 2021.
Name	Grant Date	Option Awards					Stock Awards
		Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Number of securities underlying unexercised unearned options	Option exercise price ($)	Option expiration date	Number of shares that have not vested	Market value of shares or units of stock that have not vested ($)(1)
Jason DiBona	11/29/2021(2)	—	—	—	—	—	238,317	2,495,179
	11/29/2021(3)	—	—	—	—	—	57,196	598,842
Ryan Tyler	11/29/2021(2)	—	—	—	—	—	119,158	1,247,584
	11/29/2021(3)	—	—	—	—	—	28,598	299,421
Mark Krosney	—	—	—	—	—	—	—	—
Jonathan Harris	8/25/2021(4)	—	415,999	—	10.80	8/24/2031	—	—
	8/25/2021(5)	—	—	207,999	10.80	8/24/2031	—	—

(1)
Values for AeroClean awards are based on the closing price of $10.47 per share of AeroClean Common Stock on December 31, 2021, as quoted on the Nasdaq Capital Market.

(2)
Awards constitute restricted stock units of AeroClean that will vest in equal installments on each of the first two anniversaries of the grant date, subject to the applicable named executive officer’s continued service through the applicable vesting dates.

(3)
Awards constitute restricted stock units of AeroClean that will vest in equal installments on each of the first three anniversaries of the grant date, subject to the applicable named executive officer’s continued service through the applicable vesting dates.

(4)
This stock option is subject to immediate exercise by Mr. Harris and vests at a rate of 25% of the shares of Molekule Common Stock underlying the stock option on the one-year anniversary of the grant date and an additional 1/48th vests monthly thereafter, subject to the executive’s continued service through the applicable vesting dates. In connection with the Merger, all outstanding Molekule stock options will be cancelled without consideration.

(5)
This stock option is subject to immediate exercise by Mr. Harris and vests with respect to 25% of the shares of Molekule Common Stock, subject to the achievement of certain fundraising milestones within one year from the date of grant, and with respect to 25% of the shares of Molekule Common Stock, subject to the achievement of net revenue milestones each year thereafter until August 25, 2025. Molekule did not achieve the fundraising milestone, and as of the date of this information statement/prospectus, no portion of this performance-based option has vested. In connection with the Merger, all outstanding Molekule stock options will be cancelled without consideration.

Employment Agreements
AeroClean Executives
AeroClean entered into employment agreements with each of Messrs. DiBona and Tyler on November 1, 2020, which were subsequently amended on May 1, 2021, providing for their positions as Chief Executive Officer and Chief Financial Officer, respectively. The employment agreements provide for (i) at-will employment and do not contain a fixed term, (ii) an annual base salary for Messrs. DiBona and Tyler of $280,000 and $220,000, respectively, and (iii) eligibility to receive a discretionary annual cash bonus, based upon achievement of annual performance targets, targeted for Messrs. DiBona and Tyler at a percentage of base salary equal to 100% and 70%, respectively.
Pursuant to their respective employment agreements, upon a termination of employment by AeroClean without Cause (as defined in the applicable agreement), each of Messrs. DiBona and Tyler would receive continued payment of his respective base salary for a period of six months following the applicable executive’s termination of employment. In addition, upon a termination of employment by AeroClean without Cause or by either of Messrs. DiBona and Tyler for Good Reason (as defined in the applicable agreement), in each case during the 12-month period following the occurrence of a change of control of AeroClean (as defined in the applicable employment agreement and which the executives agreed will not include the Merger), the vesting of the applicable executive’s outstanding time-vesting equity awards will accelerate and vest in full. In order to receive any of the foregoing severance payments and benefits, Messrs. DiBona and Tyler would be required to execute a separation agreement containing a release of claims in favor of AeroClean.
In connection with the Merger, AeroClean entered into AeroClean Employment Agreements with Messrs. DiBona and Tyler to be effective as of the Effective Time, which will replace and supersede the employment agreements described above. For additional information, see the discussion under the caption “Interests of AeroClean’s Directors and Executive Officers in the Merger — AeroClean Executive Employment Agreements” above.
In connection with their initial appointments, AeroClean also entered into a Confidentiality, Non-Competition, Non-Solicitation and Inventions Assignment Agreement with each of Messrs. DiBona and Tyler, which contains (i) a confidentiality covenant that applies during the course of the executive’s employment with AeroClean and perpetually following his termination of employment, (ii) a non-competition covenant that applies during the course of the executive’s employment with AeroClean and for a period of two years following his termination of employment and (iii) customer and employee non-solicitation covenants that apply during the course of the executive’s employment with AeroClean and for a period of two years following his termination of employment.
Mr. Krosney provided consulting services to AeroClean for the entirety of 2021. There is no written consulting agreement with respect to the consulting services provided by Mr. Krosney.
Molekule Executives
Molekule entered into an employment agreement with Mr. Harris on May 24, 2021, providing for his position as Chief Executive Officer. Mr. Harris’s employment agreement provides for (i) at-will employment and does not contain a fixed term, (ii) an annual base salary of $350,000, and (iii) eligibility to receive a discretionary annual cash bonus of $200,000, based upon achievement of criteria established by the Molekule Board.
Pursuant to Mr. Harris’s employment agreement, upon a termination of employment by Molekule without Cause (as defined in the employment agreement), or resignation by Mr. Harris for Good Reason (as defined in the employment agreement), Mr. Harris would be entitled to receive an amount equal to 12 months of his base salary, and company paid healthcare premiums for up to an equivalent period. In addition, to the extent such termination occurred within the 12-month period following a change in control of Molekule, the vesting of Mr. Harris’s outstanding time-vesting equity awards would accelerate. In order to receive any of the foregoing severance payments and benefits, Mr. Harris would be required to execute a separation agreement containing a release of claims in favor of Molekule.
In connection with the Merger, AeroClean entered into a new employment agreement with Mr. Harris to be effective as of the Effective Time, which will replace and supersede the employment agreement described above. For additional information, see the discussion under the caption “Interests of Molekule’s Directors and Executive Officers in the Merger — Molekule Executive Employment Agreements” above.
Director Compensation
The following table sets forth information concerning the compensation for the year ended December 31, 2021 of the individuals who will serve as non-employee directors of the Combined Company following the

Merger. Mr. Scannell and Mr. Ward were appointed to the AeroClean Board in May 2022 and November 2022, respectively, and, as such, Mr. Scannell and Mr. Ward did not receive compensation in the fiscal year ended December 31, 2021 and no amounts are reported for the year ended December 31, 2021. In addition, Mr. Feld was appointed to the Molekule Board in April 2022, and, as such, Mr. Feld did not receive compensation in the fiscal year ended December 31, 2021 and no amounts are reported for the year ended December 31, 2021.
Name	Fees Earned or Paid in Cash ($)	Stock Awards(l)(2) ($)	All Other Compensation ($)	Total ($)
Amin J. Khoury, PhD (Hon)	—	378,620	—	378,620
David Helfet, M.D.	—	617,078	—	617,078
Michael Senft	—	529,404	—	529,404
Thomas P. McCaffrey	—	378,620	—	378,620
Heather Floyd	—	378,620	—	378,620

(1)
The amounts reported represent the aggregate full grant date fair value of applicable stock awards calculated in accordance with FASB ASC Topic 718 (without any reduction for risk of forfeiture), rather than the amounts paid to or realized by the named individual. For more information about AeroClean’s adoption of FASB ASC Topic 718 and how AeroClean valued stock-based awards (including assumptions made in such valuation), refer to Note 10 to AeroClean’s audited financial statements for the fiscal year ended December 31, 2021, included elsewhere herein.

(2)
The table below shows the aggregate number of unvested restricted stock units held as of December 31, 2021 by each non-employee director who was serving as a director of AeroClean as of December 31, 2021:

Name	Unvested Restricted Stock Units (#)
Amin J. Khoury, PhD (Hon)	37,862
David Helfet, M.D.	31,551
Michael Senft	37,862
Thomas P. McCaffrey	37,862
Heather Floyd	37,862
2021 AeroClean Equity Awards
On April 1, 2021, AeroClean’s predecessor AeroClean Technologies, LLC granted to Dr. Helfet and Mr. Senft 89,486 and 44,743 fully vested Class A units, respectively. In connection with AeroClean’s initial public offering, such Class A units were converted into shares of AeroClean Common Stock at a conversion ratio of 0.8462 shares of AeroClean Common Stock for each Class A unit, such that following such conversion, Dr. Helfet and Mr. Senft held 75,723 and 37,862 fully vested shares of AeroClean Common Stock, respectively.
In connection with AeroClean’s initial public offering, on November 29, 2021, AeroClean granted 37,862 restricted stock units under its 2021 Incentive Award Plan to each of Messrs. Khoury, Senft and McCaffrey and Ms. Floyd and 31,551 restricted stock units under its 2021 Incentive Award Plan to Dr. Helfet. Each award of restricted stock units is eligible to vest in three equal installments on each of the first three anniversaries of the grant date, subject to the applicable director’s continued service to us through the applicable vesting date. Notwithstanding the foregoing, any unvested portion of a director’s award of restricted stock units will vest in full immediately prior to the consummation of a change in control of AeroClean (as defined in the applicable award agreement), subject to the applicable director’s continued service through such date. The Merger does not constitute a change in control of AeroClean.

Director Deferred Compensation Plan
Effective January 1, 2022, AeroClean adopted the Non-Employee Directors Stock and Deferred Compensation Plan (the “Director Deferred Compensation Plan”). As of the date of this information statement/prospectus, no directors of AeroClean have made elections under the Director Deferred Compensation Plan.
An aggregate of up to 277,273 shares of AeroClean Common Stock may be delivered pursuant to the Director Deferred Compensation Plan. Subject to the terms and conditions of the Director Deferred Compensation Plan, each non-employee director may elect to defer his or her eligible compensation for any calendar year. Eligible compensation includes retainer and/or meeting fees for services as a director, which may be payable in cash or shares of AeroClean Common Stock. With respect to cash compensation, a director may elect, in lieu of cash, to receive such compensation in shares of AeroClean Common Stock, to defer such compensation in a cash account or to defer such compensation in a stock unit account (or any combination thereof). With respect to equity compensation, a director may elect, in lieu of AeroClean Common Stock, to defer all or a portion of such compensation in a stock unit account. The portion of eligible compensation subject to deferral or payment in shares of AeroClean Common Stock is limited to increments of 25%, 50%, 75% and 100%.
If an eligible director makes an election to defer the receipt of his or her compensation in cash, then each quarter, the participant’s cash account would be credited with earnings reasonably determined by the plan administrator to be allocable to such account. If an eligible director makes an election to defer the receipt of his or her stock or cash compensation in a stock unit account, although such participant would not be entitled to any voting or other stockholder rights with respect to stock units granted or credited under the Director Deferred Compensation Plan, each quarter, such participant’s stock unit account would be credited with additional stock units equal to the amount of dividends paid during the quarter on a number of shares equal to the aggregate number of stock units in the stock unit account divided by the average fair market value of a share of AeroClean Common Stock as of the applicable crediting date. All stock units or other amounts credited to a participant’s account would at all times be fully vested and not subject to a risk of forfeiture.
In the event of a Change in Control of AeroClean (as defined in the Director Deferred Compensation Plan), or in the event that a participant ceases to serve as a director, the crediting of amounts to a cash account and the crediting of stock units to a stock unit account would accelerate to the date of the Change in Control or termination of service. AeroClean’s Board may terminate or discontinue the Director Deferred Compensation Plan at any time, and the Director Deferred Compensation Plan would automatically terminate upon a Change in Control of AeroClean. The Merger does not constitute a Change of Control under the Director Deferred Compensation Plan. No benefits would accrue in respect of eligible compensation earned after a discontinuance or termination of the Director Deferred Compensation Plan.

BUSINESS OF AEROCLEAN
Overview
AeroClean Technologies is an interior space air purification technology company. Our immediate objective is to initiate the full-scale commercialization of our high-performance interior air sterilization and disinfection products for the eradication of harmful airborne pathogens, including COVID-19.
We were established to develop unmatched, technology-driven medical-grade air purification solutions for hospitals and other healthcare settings. The onset of the COVID-19 global pandemic underscores the urgency of bringing to market air purification solutions to help protect front-line healthcare workers, patients and the general population.
Interior air sterilization and disinfection solutions are critical for enabling and furthering societal transition to a safe, post-COVID-19 environment and for protecting patients, particularly immunocompromised patients, and staff in medical and healthcare facilities.
We incorporate our proprietary, patented UV-C LED technology in equipment and devices to reduce the exposure of occupants of interior spaces to airborne particles and pathogens. These spaces include hospital and non-hospital healthcare facilities (such as outpatient chemotherapy and other infusion facilities and senior living centers and nursing homes), schools and universities, commercial properties and other indoor spaces.
In July 2021, we completed the development stage of our first device, the Pūrgo room air purification unit, including design and independent testing and certification, as well as the scale-up of manufacturing, and began commercial production and sales. Pūrgo’s launch also marks the debut of our go-to-market strategy for SteriDuct, the Company’s patented air purification technology. We intend to incorporate SteriDuct into a broad line of autonomous air treatment devices. In February 2022, we debuted a prototype of Pūrgo Lift, our air purification solution for elevators and other wall-mount applications, and since then certain of our customers have been testing and evaluating Pūrgo Lift for future deployment in their facilities.
To support the transition to commercial operations, in July 2021, we also completed the build out of our corporate headquarters in Palm Beach Gardens, Florida, which includes our warehouse and distribution facility, as well as the site for our future service operations.
Our products are being designed and engineered to exceed the rigorous standards set by the FDA for Class II medical devices used for interior air sterilization and disinfection products. In June 2022, the FDA granted our Pūrgo technology 510(k) clearance for use in healthcare and other markets for which product performance to reduce the amount of certain airborne particles and infectious microbes in an indoor environment must be validated to specific standards. Our Pūrgo technology was tested and certified to meet such standards by independent laboratories. Regulatory clearances and independent certifications serve as important indications of product quality and performance that also influence decision-making by non-healthcare market equipment purchasers.
Pūrgo has been well-received by our customers. Our success depends to a large extent on our ability to increase sales of our Pūrgo device during 2022 and beyond.
Background and Purpose
We were established by our co-founders, Amin J. Khoury, PhD (Hon), our Chairman; David Helfet, M.D., our Chief Medical Officer; and Mark Krosney, our Chief Scientific Officer, to fulfill their determination to provide solutions for the critical challenges posed by harmful airborne pathogens and resultant HAIs.
HAIs and other infections acquired in outpatient treatment facilities present an extreme risk to the immunocompromised patient population. In the U.S. alone, it is estimated that 10 million people are immunocompromised. Whether in hospitals or infusion treatment locations, patients with cancer, and a multitude of other disease and disease related treatments, are at an elevated risk of infection. Constant air purification is of extreme benefit in these settings in order to minimize the presence of dangerous airborne pathogens due to the often catastrophic risk that infection poses to the immunocompromised patient population. It is estimated that there are approximately 2 million HAIs annually in the United States, causing approximately 100,000 deaths and costing over $30 billion. These numbers are in-hospital only and do not include the likely much larger number of patients infected in outpatient infusion and treatment centers. For one example, there are more than 650,000 cancer patients that receive outpatient chemotherapy, and they are at risk for acquiring infections in these treatment facilities, despite advanced filtration and ventilation systems. In general, 60,000 cancer patients are hospitalized annually for chemotherapy-induced neutropenia and infections — one patient dies every two hours from this complication.
The onset of COVID-19 has increased our urgency to create innovative and more effective air purification solutions for the risks posed by harmful airborne pathogens, including coronavirus and other viruses, bacteria, molds, particles, fungi and allergens. Studies have shown 85% of COVID-19 transmission to be airborne person-to-person in the form of aerosolized droplets and in enclosed spaces. The Journal of Science estimates the annual U.S. cost of flu and respiratory infections at $50 billion, and the World Health Organization estimates that 4 million premature deaths annually are caused by air pollution.
The genesis of our proprietary air purification technology traces back to efforts to address commercial aircraft cabin air quality. Mr. Krosney is a highly-accomplished scientist who is primarily responsible for numerous patents, several of which are important components of our IP portfolio. Mr. Krosney is a former senior scientist and engineer at B/E Aerospace. Dr. Khoury, the founder and long-time Chairman and Chief Executive Officer of B/E Aerospace, envisioned the significant potential to apply such proprietary technology for revolutionary, medical-grade air purification solutions for hospital and other critical healthcare settings. Dr. Khoury consulted with Dr. David Helfet, a leading orthopedic surgeon at both the Hospital for Special Surgery and New York-Presbyterian Hospital, regarding possible solutions for the critical challenges to patients and hospitals posed by harmful airborne pathogens and HAIs.
This collaboration has served as the foundation for our Company and the implementation of our business plan. Dr. Khoury made a substantial investment in the Company, leading an investment group providing the necessary capital to develop the Company’s substantial intellectual property portfolio and products.
Dr. Khoury is a renowned industrialist recognized for bringing to market game-changing solutions for diverse challenges and for building market-leading global businesses. Dr. Khoury was Chairman and Chief Executive Officer of B/E Aerospace, a Nasdaq-listed S&P 400 diversified industrial company, sold in April 2017 to Rockwell Collins (now, part of Raytheon) for $8.6 billion. Previously, in December 2014, B/E Aerospace completed the spin-off of KLX Inc. as an independent Nasdaq-listed public company, itself sold in May 2018 to Boeing for $4.25 billion. Drs. Khoury and Helfet were long-time colleagues who served together for many years on the board of directors of Synthes, Inc., which, led by Dr. Khoury’s efforts, completed a $21 billion merger in 2012, creating DePuy Synthes, Johnson & Johnson’s global orthopedics business.
Several other members of our leadership team have long-standing working relationships with Dr. Khoury, including in senior-level roles at B/E Aerospace and KLX Inc.
Our Team
To more effectively exploit our patents and proprietary technology, we have assembled a team of highly credentialed scientists, with advanced degrees in electrical, mechanical and software engineering, as well as in physics, chemistry and related fields, in the development of our devices. This team, in conjunction with their counterparts from our FDA regulated contract manufacturing partner, have driven both the device performance and manufacturing optimization during the development stage of our Company and have positioned our Pūrgo device to be decisively superior, on both a performance and price basis, to existing FDA cleared (or seeking clearance) air purification devices currently on the market. Our team enabled us to develop our submission package, which received FDA 510(k) clearance to market the Pūrgo device.
Senior members of our team include:
Amin J. Khoury, PhD (Hon).   Dr. Khoury is one of our co-founders and has been the Chairman of our Board of Directors since May 2020. Previously, Dr. Khoury served as Chief Executive Officer and

Chairman of the Board of Directors of KLX Inc. from its formation in December 2014 until its sale to The Boeing Company in October 2018. Dr. Khoury served as Chairman of the Board, Chief Executive Officer and Co-Chief Executive Officer of B/E Aerospace from its founding in 1987 until its sale to Rockwell Collins in 2017. Dr. Khoury also served as Chairman, Chief Executive Officer and President of KLX Energy from September 2018 until May 2020. Dr. Khoury was a Trustee of the Scripps Research Institute from May 2008 until July 2014. Until 2012, for 26 years, Dr. Khoury also served as a director of Synthes, Inc., having earlier been Chairman of Synthes Maxillofacial, and a founding investor in Spine Products, Inc., which was acquired by Synthes in 1999. Synthes, a $4 billion annual revenue company, was the world’s leading manufacturer and marketer of orthopedic trauma implants and a leading global manufacturer and marketer of cranial-maxillofacial and spine implants, before Dr. Khoury led an effort to merge Synthes with Johnson & Johnson in a $21 billion transaction in 2012. Dr. Khoury holds an Executive Masters Professional Director Certification, the highest level, from the American College of Corporate Directors and a Master’s Degree in Business Administration from Northeastern University. Dr. Khoury has served as a member of the Board of Trustees of Northeastern University since July 2018 and received an honorary doctorate from Northeastern University in May 2019. Dr. Khoury is a highly effective leader in organizational design and development matters and has been instrumental in identifying and attracting our managerial talent, team of highly accomplished scientists and Board members. He has an intimate knowledge of the Company, our industry and our competitors. All of the above experience and leadership roles uniquely qualify him to serve as our Company’s Chairman of the Board.
David Helfet, M.D.   Dr. Helfet is one of our co-founders and is currently our Chief Medical Officer and a Director. He is currently a Professor of Orthopedic Surgery at the Weill Medical College of Cornell University and Director of the Combined Orthopedic Trauma Service at both the Hospital for Special Surgery and New York-Presbyterian Hospital. He has served on several committees of the American Academy of Orthopedic Surgeons, the AO/ASIF Foundation (currently the Chairman of AO Documentation and Publishing), AO North America and the American Board of Orthopedic Surgery, among others. In addition, Dr. Helfet has been extensively involved in the Orthopedic Trauma Association, including as President from 1998 to 1999, and is still on its board as a past President. He was Assistant Professor of Orthopedic Surgery at Johns Hopkins University School of Medicine from 1982 to 1986, Associate Professor and Chief of Orthopedic Trauma at the University of South Florida School of Medicine/Tampa General Hospital from 1986 to 1991 and at the Cornell University Medical College from 1991 to 1998. Dr. Helfet has been the recipient of many honors and awards, has published extensively on orthopedic trauma topics and is annually ranked as one of New York Magazine’s “Best Doctors in New York” and Castle-Connolly’s “America’s Top Doctors.” Dr. Helfet completed his undergraduate studies at the University of Cape Town, receiving a Bachelor of Science degree in biochemistry with honors, followed by medical school, where he received Bachelor of Medicine and Bachelor of Surgery degrees in 1975. His internship and surgical residency were completed at Edendale Hospital in Pietermaritzburg, South Africa and at Johns Hopkins University in Baltimore, Maryland, followed by orthopedic residency also at Johns Hopkins University, then fellowships at the University of Bern, Insel Hospital in 1981 and at UCLA from 1981 to 1982. Dr. Helfet brings a unique perspective to our Board as a world renowned orthopedic surgeon, which, along with his intimate knowledge of our Company and our industry, uniquely qualifies him to serve as a member of our Board.
Mark Krosney.   Mr. Krosney is one of our co-founders and is our Chief Scientific Officer. He has been the driving force in the development of AeroClean Technologies’ proprietary technology. Mr. Krosney is primarily responsible for numerous patents, including several that are important parts of our IP portfolio. Mr. Krosney is a key member of the development team for the Pūrgo air purification and disinfection product development project. Prior to becoming Vice President and General Manager of B/E Aerospace’s Business Jet Group, Mr. Krosney was B/E Aerospace’s technical interface with The Boeing Company, Airbus and the Federal Aviation Administration. Earlier in his career, Mr. Krosney worked on jet engine and rocket propulsion systems as well as technical control systems at United Technologies. Mr. Krosney received his Bachelor of Science degree in Engineering from Carnegie Mellon University and a Master of Science degree in Management of Technology from the Sloan School at the Massachusetts Institute of Technology.
Jason DiBona.   Mr. DiBona has served as our Chief Executive Officer since May 2020. Mr. DiBona brings more than 25 years of experience in developing and executing strategies for sustainable growth. He has held leadership roles in medical and healthcare technologies, global sales operations and start-up environments and has experience working with diverse private and public sector clients in more than 120 countries. Mr. DiBona spent the majority of his career, from 1999 to 2014, at GE Healthcare, holding multiple leadership and business development roles across the global healthcare organization. After his time at GE Healthcare, from 2014 to 2018, Mr. DiBona led the sales and marketing efforts at ePreop, a start-up medical software developer, with a successful launch and exit in the role of Executive Vice President of Sales and Marketing. Prior to AeroClean, Mr. DiBona served as Senior Vice President of Global Sales Strategies for America’s largest homebuilder, Lennar Corporation. Mr. DiBona earned his Bachelor of Science degrees in Molecular Biology and Microbiology from the University of Central Florida.
Ryan Tyler.   Mr. Tyler has served as our Chief Financial Officer since October 2020. Prior to joining AeroClean, Mr. Tyler held various positions from 2014 to 2020 at B/E Aerospace, Inc., KLX Inc. and KLX Energy Services Holdings, Inc., including Vice President, overseeing financial reporting, internal controls, corporate development, investor relations and financial planning and analysis. Prior to the KLX Inc. spin-off from B/E Aerospace, Mr. Tyler served as B/E Aerospace’s Director of Financial Reporting and Internal Controls from 2013 to 2014, where he focused on the company’s public filings, mergers and acquisitions and capital raises. Mr. Tyler also spent three years at Oxbow Carbon LLC, serving as a Controller responsible for several of the company’s lines of business over the three-year period. Mr. Tyler spent five years at Ernst & Young as a Manager providing audit services to public and private clients in multiple sectors, including telecommunications, real estate, healthcare, financial services and distribution. Mr. Tyler received his Bachelor and Master of Accounting degrees from the University of Florida and received a Certified Public Accountant designation in Florida (inactive).
Michael Senft.   Mr. Senft currently serves on our Board, where he is the Lead Independent Director. Over the past two years, Mr. Senft has served as a strategic advisor to several other venture stage companies, including acting as senior advisor to Critical Response Group, a venture-stage company established to apply battlefield protocols to homeland security applications. From 2014 to 2018, Mr. Senft served as Vice President — Chief Financial Officer, Treasurer and Head of Investor Relations of KLX Inc. Prior to his role at KLX Inc., Mr. Senft was an investment banker for over 30 years, including roles as Senior Managing Director at Moelis & Company, Global Head of Leveraged Finance at CIBC and Global Co-Head of Leveraged Finance at Merrill Lynch. Mr. Senft has also served on the Boards of Directors of B/E Aerospace, Del Monte Foods and Moly Mines Ltd. Mr. Senft received his Bachelor of Arts degree in Economics from Princeton University and his Master of Business Administration degree from the Stern School of Business at New York University. Mr. Senft’s education and extensive experience in strategic business planning, coupled with a deep understanding of our business, uniquely qualify him to serve as a member of our Board.
Thomas P. McCaffrey.   Mr. McCaffrey currently serves on our Board. He has been a member of the Board of Directors of KLX Energy since April 22, 2020. Mr. McCaffrey served as President, Chief Executive Officer and Chief Financial Officer of KLX Energy from May 2020 until July 2020 and as Senior Vice President and Chief Financial Officer of KLX Energy from September 2018 until April 30, 2020. Prior to that, Mr. McCaffrey served as President and Chief Operating Officer of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018 and as Senior Vice President and Chief Financial Officer of B/E Aerospace from May 1993 until December 2014. Prior to joining B/E Aerospace, Mr. McCaffrey practiced as a Certified Public Accountant for 17 years with a large international accounting firm and a regional accounting firm based in California. Since 2016, Mr. McCaffrey has served as a member of the Board of Trustees of Palm Beach Atlantic University and serves as a member of its various committees and is currently Chairman of its Audit Committee. Mr. McCaffrey received his Bachelor of Science degree in Business Administration with a concentration in Accounting from California Polytechnic State University-San Luis Obispo. Our Board benefits from Mr. McCaffrey’s extensive leadership experience, thorough knowledge of our business and extensive strategic planning and public company experience.
Heather Floyd.   Ms. Floyd currently serves on our Board. Ms. Floyd also currently serves as Director, Financial Reporting & Technical Accounting at Sequa Corporation. Previously, Ms. Floyd served as Vice President — Finance and Corporate Controller of KLX Energy and Vice President — Finance and Corporate Controller of KLX Inc. from February 2014 until September 2021. Ms. Floyd has almost 20 years of combined accounting, auditing, financial reporting and Sarbanes-Oxley compliance experience. Prior to joining KLX Inc., Ms. Floyd held various positions at B/E Aerospace, including most recently Vice

President — Internal Audit. Prior to joining B/E Aerospace, Ms. Floyd served as an Audit Manager with Ernst & Young and in various accounting roles at Corporate Express, now a subsidiary of Staples. Ms. Floyd is a Certified Public Accountant licensed to practice in Florida. Ms. Floyd received her Bachelor of Science and Engineering and Bachelor of Business Administration in International Business and Trade from Florida Atlantic University. Ms. Floyd’s extensive accounting, auditing, financial reporting and public company experience qualify her to serve as a member of our Board.
Timothy J. Scannell.   Mr. Scannell currently serves on our Board. Mr. Scannell brings over 30 years of experience and success delivering market-leading results from his leadership roles at Stryker, one of the world’s leading medical technology companies. Mr. Scannell served as President and Chief Operating Officer of Stryker between 2018 and 2021, overseeing all of Stryker’s commercial businesses and regions globally. Prior to this, he served as group president for Stryker’s MedSurg & Neurotechnology businesses for ten years. Mr. Scannell currently serves as a director and non-executive chairman of the Board of Directors for Insulet Corporation and is a director on the boards of Novocure Limited, Renalytix plc and Collagen Matrix, Inc. Mr. Scannell attended the University of Notre Dame, where he received a bachelor’s degree in Business Administration and Marketing and his Master of Business Administration. Mr. Scannell’s extensive leadership experience, particularly with respect to public companies within the medical industry, qualify him to serve as a member of our Board.
Stephen M. Ward, Jr.   Mr. Ward has been a director since November 2022. Mr. Ward is the retired President, Chief Executive Officer and a member of the Board of Directors of Lenovo Corporation, the international company formed by the acquisition of IBM Corporation’s personal computer business by Lenovo of China. Mr. Ward had spent 26 years at IBM Corporation holding various management positions, including Chief Information Officer and Senior Vice President and General Manager, Personal Systems Group. Mr. Ward has been a director of Carpenter Technology Corporation since 2001, where he is the Chair of the Corporate Governance Committee and a member of the Compensation and Science and Technology Committees. Mr. Ward is a founding team member and board member of C3.AI, an Artificial Intelligence SaaS company that develops and software for business transformation, analytics and control. Mr. Ward is the Chairman of the Compensation Committee and a member of the Nominating and Corporate Governance Committee of C3.AI. Mr. Ward served as a member of the Board of Directors of KLX Energy Services Holdings from September 2018 to May 2021. He also served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Mr. Ward was previously a board member and co-founder of E2open, a maker of enterprise software, and a board member of E-Ink, a maker of high-tech screens for e-readers and computers, a director at Vonage Holdings Corp. from June 2021 to July 2022 until its sale to Telefonaktiebolaget LM Ericsson, an internet communications company, and a member of the board of QDVision, the developer and a manufacturer of quantum dot technology for the computer, TV and display industries until its sale to Samsung in 2016. Mr. Ward attended the California Polytechnic State University-San Luis Obisqo, where he received a bachelor’s degree in Mechanical Engineering. The Board believes that Mr. Ward’s broad executive experience and focus on innovation enables him to share with the Board valuable perspectives on a variety of issues relating to management, strategic planning, tactical capital investments and growth.
Jimmy Thompson.   Mr. Thompson is our Vice President of Strategic Sales. Over the course of three decades, Mr. Thompson has served many leadership roles in the healthcare industry. For the past 19 years at Cerner Corporation, Mr. Thompson has built and led highly successful teams at nationally recognized healthcare systems including: Broward Health, Moffitt Cancer Center, and Advent Health. Among his many accomplishments, Mr. Thompson is most recognized for leading proven business development strategies for CareAware — starting as a new platform by Cerner Corporation — a world-leading supplier of health information technology services, devices, and hardware used at more than 27,000 facilities around the world. Prior to Cerner, he held key sales roles at GE Healthcare and SIMS Portex and began his career working at Baptist Hospital in Nashville, Tennessee.
Nick DeAngelis, PhD.   Dr. DeAngelis is our Director of Regulatory Affairs & Quality and, as a self-employed consultant, is a key member of the development team for the Pūrgo air purification and disinfection product development project. Dr. DeAngelis has over 40 years of experience in pharmaceutical companies, 25 years of which was at senior management levels, including Senior Director of the Analytical and Physical Chemistry departments at Wyeth Laboratories, a NYSE-listed public company acquired by Pfizer in 2009, and at Schering Plough Laboratories, a private company acquired by Merck & Co. in 2009. Dr. DeAngelis has worked for a number of years as a self-employed consultant assisting numerous pharmaceutical and medical device companies in product development and quality assurance. Dr. DeAngelis holds a Bachelor of Science degree in Physics, a Master of Science degree in Chemistry and a PhD in Chemistry from Villanova University.
Edward Lanzilotta, PhD.   Employed at Intelligent Product Solutions (“IPS”), Dr. Lanzilotta is a key member of the development team for the Pūrgo air purification and disinfection product development project. He has held engineering and management positions at Draper Laboratory, Bolt, Beranek & Newman, American Science and Engineering, Scientific Systems Corp. and Airborne Instruments Laboratory. Dr. Lanzilotta holds a Bachelor of Science degree in Electrical Engineering, a Master of Science degree in Mechanical Engineering and a PhD in Mechanical Engineering from the Massachusetts Institute of Technology.
Rao Tella.   Mr. Tella is our Director of Operations. He has been employed by Eaton Aerospace, Puritan Bennet Corporation, a Nasdaq-listed company acquired by Nellcor Incorporated in 1995 to form Nellcor Puritan-Bennet, and B/E Aerospace in various capacities, including Manager of R&D, Director of Operations, P&L responsibility as Vice President/General Manager of a $400 million business and Vice President of corporate strategy. Mr. Tella holds a Bachelor of Science degree in Engineering from the Indian Institute of Technology located in Chennai, a Master of Science degree in Engineering and a Master of Business Administration degree from the University of Minnesota and has completed a strategic studies program at Harvard University.
Bill Reisenauer.   Mr. Reisenauer is our Lead Engineer on Pūrgo UV Subsystem Design, is a key member of the development team for the Pūrgo UV air purification and disinfection product development project and is the lead Engineer on the Pūrgo UV subsystem design, test and qualification. At B/E Aerospace, Mr. Reisenauer was the director of engineering for the lighting products group and drove the introduction of LED technology into business and commercial aircraft lighting. Mr. Reisenauer holds a Master of Science degree in Electrical Engineering and a Bachelor of Science degree in Electrical Engineering from the Polytechnic Institute of New York and a Master of Business Administration from Adelphi University.
Karl Keppeler.   Mr. Keppeler is our Lead Engineer on the Electrical Engineering and Embedded Software Subsystems and is a key member of the development team for the Pūrgo air purification and disinfection product. Mr. Keppeler is an IPS Fellow at Intelligent Product Solutions, where he has worked for over 11 years on customer projects in a range of industries. Prior to joining Intelligent Product Solutions, Mr. Keppeler worked in a variety of industries, including payment automation, telecommunications, mobile computing and vehicle electrification. Mr. Keppeler holds a Bachelor of Science degree and a Master of Engineering degree in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology.
Joseph Toro.   Mr. Toro is our Lead Industrial Design Engineer and is a key member of the development team for the Pūrgo air purification and disinfection product development project. Currently the director of Industrial Design at Intelligent Product Solutions, Mr. Toro has more than 20 years of experience developing award winning innovative solutions for consumer and professional products. Mr. Toro directed the design of products ranging from miniature motion control solutions for B/E Aerospace and medical clients to household appliances for Applica Black and Decker. Mr. Toro holds a Bachelor of Science degree in Industrial Design from the University of Bridgeport. Mr. Toro’s team has worked closely with Mr. Krosney in the design of PūrgoLift, AeroClean’s elevator implementation product line.
Our Opportunity
The COVID-19 pandemic has inspired intensive analysis of how pathogens are transmitted among humans and has isolated the role of airborne transmission as being among the most significant risks. While each pathogen is unique, deadly viruses proliferate and are transmitted between humans principally through the air, and then can also settle on surfaces and may remain contagious for extended periods of time depending upon the pathology. The application of ultraviolet (“UV”) light to both the air and to surfaces has emerged as the most efficacious way to thoroughly eradicate pathogens without the use of chemicals, drugs or solvents, which may leave residues or have other deleterious implications for humans who come in contact after treatment. Most importantly, the UV-LED light embedded in our patented SteriDuct technology continuously treats the air passing through the Pūrgo device to help contain the spread of pathogens in any enclosed space where they are being continuously transmitted by an infected person. A sanitized room is no longer free from cross infection the moment an infected person enters it; and that person will continue to spread pathogens through the air for the duration of their presence, only mitigated by the ability of an in-room air purification system to destroy pathogens while they are being emitted.
The global air purification market for 2021 was estimated by industry sources at approximately $14.0 billion. We believe the emerging realization that pathogens introduced locally to a room will likely infect other occupants before the central building conditioning and filtering system can treat the air has led to a focus on continuous air treatment at the room level rather than at the building level. In addition, while historically air filtration has been predominantly focused on removing dust, spores, allergens and pathogens from air streams to maintain the efficiency (both energy and air quality) of large HVAC systems, we believe there is increasing focus on the ability to drive continuous, real-time pathogen elimination as part of the air filtration process. This includes the elimination of minute particles, including organic compounds, molds, bio-aerosols, bacteria and viruses.
We expect that our patented UV-C LED SteriDuct technology, which has been developed over the past seven years, is adaptable to applications addressing major points of potential contamination in interior spaces. While originally developed principally to reduce the number of HAIs and to limit the exposure of immunocompromised patients to infectious microbes that cause HAIs, we have completed the development phase of the first commercial application of our technology just at the moment in history where we believe we can have a seminal impact on people’s lives across society. We believe AeroClean Technologies can capture an expansive market opportunity by installing our patented devices in hospitals, outpatient treatment facilities, commercial offices, residential buildings, universities and schools, senior living and nursing homes, non-hospital healthcare facilities and human transport and travel industries, providing the Company with both initial sales revenue at attractive margins and a steady stream of aftermarket services revenues related to sales of replacement filters and recurring maintenance at attractive levels of profitability.
Through application and implementation of our UV-C LED technology, the Pūrgo and Pūrgo Lift devices have the potential to create comprehensive solutions for at-risk enclosed spaces.
In the year ended December 31, 2021, we launched the first commercial application of our technology with a lightweight (approximately 42 pounds) portable device, Pūrgo, that continuously purifies the air, and we have begun the manufacturing process to support this rollout. We have additional air purification applications also in development.
Our Strategy
Our mission is to establish AeroClean Technologies as the leader in creating a safe indoor environment, free of dangerous pathogens, particles, allergens, mold and fungi, for the healthcare, commercial office, educational and transportation marketplaces. Our goal is to become the leading provider of airborne pathogen-eradication solutions, through the application of air sanitization using our UV-C LED technology, and to create comprehensive solutions for at-risk enclosed spaces across hospitals, outpatient treatment facilities, universities and schools, senior living and nursing homes, non-hospital healthcare facilities, commercial buildings and the human transport and travel industries.
The key elements of our strategy are:
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Establish our technology and brand by beginning the commercial production and sale of the Pūrgo air purification device predominantly to hospitals and outpatient treatment facilities and the healthcare and medical office market, including surgery centers and doctors’ offices.

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Utilize third party FDA regulated contract manufacturing to launch the Pūrgo office air purification device and establish a commercial footprint.

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Accelerate development and market introduction of our prototype PūrgoLift air purification solution for elevators, which is a critical need for large buildings to support occupants returning to and continuing to work in these buildings safely. Elevators create a point of acute vulnerability in both office buildings and in hospitals, where patients and outsiders are being transported at the same time, and who may carry pathogens into an environment where people are particularly vulnerable.
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Capitalize on the aviation industry expertise and credibility of the former founder and executive officers of B/E Aerospace, who are now leading AeroClean Technologies, to create strategic alliances with aviation industry suppliers to provide both ground-based and in-flight air purification systems based upon patented SteriDuct UV-C LED technology.

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Explore opportunities for collaboration and partnership with global industry leaders in HVAC to extend our UV-C LED air purification technology to the integrated air handling systems of large buildings.

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Identify opportunities to establish and extend our industry leadership internationally, through selective joint ventures and acquisitions that further capitalize on our superior technology.

The Company’s strategy includes continuously evaluating a wide range of strategic opportunities including acquisitions. As part of that strategy, the Company is in discussions with several acquisition candidates and may seek to effect transactions that the Company believes would substantially increase revenues, distribution and selling capability, and expand product lines, and, most importantly, add sensor and monitoring technology to enable the Company to effect its recurring revenue “Safe Air As a Service” model. The Company’s goal is to provide actionable data to clients through the internet of things (“loT”) to enable clients to provide IAQ as part of their Indoor Environmental Quality (“IEQ”) initiatives. Other than the Merger Agreement with Molekule, the Company currently has no material agreements or arrangements with any of the several acquisition candidates and there can be no assurance that any of these acquisitions, or any others, will be consummated.
Our Strengths
We believe AeroClean Technologies is uniquely positioned to capitalize on the emerging market for air sterilization products and services and that we will act as a disrupter to the existing hierarchy of traditional HVAC and cleaning businesses that do not adequately address the emerging threat of human pathogen cross infection and transmission.
We believe our principal strengths in capturing this opportunity are:
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Superior core technology embedded in our patented, UV-C LED air treatment technology utilized in the Pūrgo air purification device, which the FDA has indicated that we can market and sell for intended use through 510(k) clearance.

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Efficacy validated through independent testing at third party laboratories and FDA 510(k) clearance, validating the design and manufacturing rigor of the Pūrgo air purification device.

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Our growing team of dedicated engineers, regulatory officers and sales and marketing professionals, which we believe will provide our Company with a significant competitive advantage over our smaller and regional competitors, as well as those larger competitors who are not focused specifically on pathogen elimination as a dedicated priority and do not currently have truly competitive products in their portfolios of products and services.

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Our executive team, which includes our chief executive officer and chief financial officer, with backgrounds in building and leading international healthcare sales teams and growing large, international public companies organically and through strategic acquisitions, respectively, establishing the cornerstone of a first-class management team.

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Time, capital and expertise of the team dedicated to the development and manufacturing of the Pūrgo air purification device, which separates it from its competition and which we believe will generate differential outcomes when marketing to hospital and non-hospital healthcare customers as well as other discriminating target markets.

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The credibility in the healthcare market afforded us by our founding partner and Chief Medical Officer, Dr. David Helfet.

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The business building acumen and leadership of our founding partner, Amin J. Khoury. Dr. Khoury, as the Founder and formerly Chairman and Chief Executive Officer of B/E Aerospace, the world’s leading commercial aircraft cabin interiors company prior to its acquisition by Rockwell Collins, built the business through both organic growth and acquisitions, by establishing superior in-house engineering and global sales capability, and by driving innovations across product categories, thereby establishing B/E Aerospace as the world leader and differential partner to its airline customers, as well as to The Boeing Company, Airbus and the business jet manufacturers.

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The expertise and leadership of Jason DiBona, to lead the Company as Chief Executive Officer, who we believe provides us with strong judgment on the healthcare industry’s future development trends based on his prior experience at GE Healthcare.

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Our product is priced such that it can be quickly implemented and fit within multiple budgets, making it marketable to a wide range of hospital medical departments and other customers.

Our History
The genesis of our SteriDuct and Pūrgo technology traces back to technology developed by Mark Krosney, Co-Founder and Chief Scientific Officer, a highly-accomplished scientist and formerly one of the lead engineers of B/E Aerospace. The technology was originally intended to address commercial aircraft cabin air quality applications. However, Amin J. Khoury, the Founder and formerly the Chairman and Chief Executive Officer of B/E Aerospace, recognized the commercial potential of this technology for the healthcare market, after discussions with Dr. David Helfet, Co-Founder and the Director Emeritus of the Orthopedic Trauma Service at both the Hospital for Special Surgery and the New York-Presbyterian Hospital, regarding the critical challenge to patients and hospitals posed by HAIs. Dr. Khoury subsequently led an “angel” investment group in funding the Company up to our IPO, in particular to provide for rigorous design and development of Pūrgo in a manner conforming to demanding regulatory requirements and the development of substantial intellectual property.
Dr. Khoury and Dr. Helfet are long-time colleagues who developed a strong business relationship during their respective 26- and 10-year service on the board of directors of Synthes, Inc., a company with $4 billion of annual revenue and the world’s leading manufacturer and marketer of orthopedic trauma implants. In 2011, Dr. Khoury, at the request of Hansjörg Wyss, Chief Executive Officer of Synthes, led an effort to sell Synthes. In 2012, Synthes successfully merged with Johnson & Johnson’s DePuy franchise in a $21 billion transaction.
To date, our team was formed through the utilization of highly qualified independent contractors and executives, including scientists, engineers, sales and marketing resources and others with expertise in electrical, mechanical and software engineering, computer science and regulatory matters, as well as experience in the healthcare and medical device industries. We have used consultants and other contract personnel for product development and engineering projects as well as for outsourced manufacturing to leverage industry and subject matter experts as well as to manage the Company’s fixed cost structure.
We believe the team AeroClean Technologies has assembled, in addition to its differentiated technology and product offering, positions the Company to establish itself as the category leader and industry consolidator in premium air purification solutions for rooms, elevators and transportation systems.
Dr. Khoury and his team, with an established track record and experience from B/E Aerospace in penetrating and ultimately becoming the industry leader for a comprehensive array of commercial aircraft cabin interior components in the face of multiple incumbent competitors, informs AeroClean Technologies’ approach to the air purification market, which we believe is currently populated by a number of small companies with technology that relies predominantly on traditional filtration devices.
Leveraging Engineering, Manufacturing and Regulatory Expertise
In developing our patents and related intellectual property into commercial devices that will meet the exacting standards of medical device regulators, while at the same time creating a competitive advantage in our target markets, AeroClean Technologies has chosen to partner with leading companies with both engineering and FDA regulatory expertise as well as FDA regulated contract manufacturers. Utilization of the leading companies in their fields has allowed AeroClean Technologies to dramatically shorten the time-to-market of our Pūrgo device (our first marketable device), while also taking advantage of best-in-class engineering, regulatory expertise and assembly of our first commercial units without having to invest the substantial sums that would be required to establish all these capabilities in-house. The exacting standards embedded in our Pūrgo device are expected to deliver market leading performance in air purification with true competitive differentiation and which has supported final FDA 510(k) clearance for utilization in healthcare and other target markets where performance must be validated by certified independent laboratories.
Our in-house team, leveraging these organizations, has developed what we believe to be the lightest weight, most compact, powerful and cost-effective pathogen elimination device for our target markets.
AeroClean Technologies contracted with IPS, a leading medical and technology device engineering group, in developing the device configuration, which would optimize the performance and reliability of our patented UV-LED and SteriDuct technology. With over 100 designers and engineers who specialize in commercializing highly exacting applications of new technology, a dedicated IPS team has worked continuously with us to design, develop, test and source the components for the commercial production of the Pūrgo device. This is particularly true of electronics design and software engineering as well as product industrial design. To manufacture our first Pūrgo device, AeroClean Technologies has engaged Mack Molding, a leading contract manufacturer of medical devices, which also has experience manufacturing devices for the transportation, energy/environment, defense/aerospace and consumer markets. AeroClean Technologies also engaged MethodSense, a regulatory affairs and quality assurance consulting firm, to reduce time to market and move our Pūrgo device successfully through the FDA regulatory process. MethodSense is a global medical device consultancy and software developer with over 21 years of deep industry experience, proven processes and modern technology focused on the commercial success of medical device companies.
Our Value Proposition
While there are numerous air filtration devices currently on the market, in addition to traditional filters fitted on HVAC systems primarily in hospitals, we believe the Pūrgo devices promise a step-change improvement in air treatment. By employing our patented UV-C LED and SteriDuct technology combined with three-stage filtration, our devices not only remove dust, spores, allergens and pathogens from the air but also eradicate essentially all types of airborne pathogens in occupied room airspaces and do so continuously. The process of upgrading HVAC systems in hospitals, schools, office buildings, commercial spaces and others looking for air quality solutions can not only be costly, but it can also be disruptive as the core system is retrofitted or construction takes place to address high-risk areas throughout the building.
Further, HVAC systems do not always run continuously and cannot, in any event, continuously protect a room’s occupants as compared to Pūrgo, which is continuously running and placed close to potential sources of cross-infection. Larger plug-and-play solutions are generally more costly and, we believe, less effective because they cannot always be placed closest to the occupants we are protecting. Our first Pūrgo device is of a size and price point ($3,250 manufacturer’s suggested retail price (MSRP)) that allows customers to strategically place units for optimal reduction of occupants’ exposure to airborne particles and pathogens. We believe the combination of technology, performance and price of the Pūrgo devices will deliver a singular value proposition that will make AeroClean Technologies a disruptor and consolidator in the professional air treatment market.
Our Technological Advantage
The foundation of our patented pathogen-killing technology is the utilization of solid-state LEDs and the unique way we have deployed this LED technology through the development of our patented SteriDuct technology, which incorporates a proprietary geometry and reflective coating air induction and treatment process to safely deliver superior pathogen killing capability, while operating at lower power levels and with minimal air flow disruption. Our technology uses UV-emitting LEDs, which replaces conventional vacuum tube UV sources used in other competing UV devices — which are harmful to human beings and the environment and emit poisonous mercury gas when broken.
Studies of COVID-19 transmission have highlighted that, similar to seasonal flu viruses and other pathogens (such as severe acute respiratory syndrome, or “SARS,” and Middle East respiratory syndrome,

or “MERS”), COVID-19 is transmitted predominantly through contact between an infected person and others. To effectively limit this exposure, the air in the room that the infected person occupies must be continuously treated to remove the pathogens being transmitted into the air in the room. The Pūrgo device operates continuously, and the devices are able to be placed strategically within occupied rooms to treat the infected air closer to the source of the infectious material, rather than have the air pulled from the room through traditional filtering systems. Testing results confirmed that our device, powered by SteriDuct, was able to eradicate 99.99% (“4 Log”) of airborne pathogens in less than 60 minutes, including a surrogate pathogen for COVID-19.
The Pūrgo air filtration machine is a compact, lightweight, powerful, energy efficient device that we believe delivers best-in-class performance. The LEDs used in Pūrgo produce UV output at precisely the wavelength to maximize pathogen killing, 265 nanometers. Our utilization of LEDs reflects the advances in LED technology that have made LEDs superior to UV vacuum tube bulbs in terms of energy efficiency, superior air flow dynamics and safety. The cost of LEDs has come down by a factor of ten on a per watt basis over the past decade, while the effective operational life has also grown by ten, and output power has increased by a factor of seven. By contrast, UV vacuum tubes are an old technology, which cannot be operated in the presence of human beings and for which we believe significant performance improvements have been infrequent and have had less impact. LEDs also meet current environmental best practices, as they have no toxic materials such as mercury, which are prevalent in conventional UV lamps.
We developed our patented SteriDuct operating system to optimize the application of state-of-the-art UV-C LEDs in several pathogen killing configurations. Optical analysis tools such as ray tracing, combined with mathematical modeling, allow us to geometrically locate the LEDs in the exact spot in SteriDuct to maximize light intensity. Further, material scientific developments have enabled us to utilize alenod material in the coating of SteriDuct, which triples the pathogen killing irradiance of SteriDuct, and computational fluid dynamics were applied in the positioning of the LEDs to optimize air flow and minimize air pressure loss, thereby reducing fan and motor requirements to circulate air, which reduces size, weight and cost while achieving 4 Log average kill rates (99.99%) against viral, bacterial and fungal pathogens. To validate and prove the pathogen killing power of SteriDuct, we have completed extensive microbial testing in Good Laboratory Practice (“GLP”) compliant, independent laboratories.
Since the design architecture of the pathogen killing SteriDuct has an efficient high air flow and a low pressure loss profile, the design is flexible and can be incorporated into many applications. Implementation of our SteriDuct technology into the Pūrgo devices incorporates both a sophisticated filtration system that reduces particles, odors, organic solvents, bacteria, viruses, allergen and mold, as well as our patented UV-C LED based pathogen killing system. SteriDuct may also be used in large spaces such as lecture halls and auditoriums. SteriDuct purification devices can be deployed at the HVAC discharge grille or at the central air handler. This implementation would not require additional fans in the air handler due to the low-pressure characteristics of SteriDuct. We expect that similar configurations can be developed for airplanes and buses.

Our Target Markets
We believe our technology is adaptable and superior in the treatment of air and destruction of pathogens in any interior space. The market for our technology, therefore, is both large and global in nature — we estimate the total addressable market opportunity just within the U.S. healthcare market to be approximately $12 billion. Our proprietary patents and the validation of our first device, the compact, lightweight, powerful and cost-effective Pūrgo air purification device, will be important in establishing our brand and commercial footprint.
The markets we intend to focus on initially will be predominantly in the healthcare industry, as the inspiration for our technology was to address the high rate of HAIs acquired throughout hospitals, but particularly in surgeries and outpatient treatment areas with the highest population of immunocompromised patients. Moreover, the healthcare industry in the U.S. represents an approximately $12 billion market opportunity that will continue to be on the front lines of dealing with pathogens and, therefore, we expect will be receptive to technological advances that address the issue. We are acutely focused on the breadth of healthcare facilities that would benefit from utilization of Pūrgo and Pūrgo Lift devices, as well as our SteriDuct technology. In the U.S. alone, there are 6,090 hospitals, which have 208,500 on-site surgical facilities. In addition, these hospitals have 106,000 intensive care beds, predominantly each in their own room, and 825,000 non-ICU beds, usually configured with three beds per room. We have also assumed each hospital has 15 waiting rooms across both the general admittance and specialty practices within the facility and that each hospital has a minimum of seven elevators. As a result, in total, we estimate the approximate total market opportunity for the Pūrgo device within the U.S. hospital system to be $2.4 billion. For example, our largest customer in 2021, which made up 45% of revenues, was a hospital with a broad deployment of 100 units to address a variety of clinical and non-clinical spaces. While these individual customers may be significant, and customers may purchase units over time to satisfy their needs, we believe that the transactional nature of the opportunities and the size of the addressable market mitigate a risk of concentration on an ongoing basis.
We believe the non-hospital medical market presents an equally compelling opportunity. There are approximately 209,000 medical offices in the U.S., as well as 9,280 non-hospital surgery centers containing 16,000 procedure rooms. We believe that most rooms could utilize a minimum of two Pūrgo devices to optimize room sanitization and disinfection, representing a market opportunity of approximately $4.3 billion.
Our third expected healthcare market opportunity is serving the long-term care and assisted living industry. We view this market as a natural extension of the first two areas, hospital and medical offices, which we will address in the first phase of our commercial launch. There are currently 60,000 long-term care and assisted living facilities in the U.S., and we believe, from a safety and fiduciary position, each facility should consider coverage of the common facilities, including dining rooms, activity rooms, therapy rooms and, importantly, reception areas and elevators, representing a market opportunity of approximately $5.1 billion, exclusive of elevators.
We believe adoption of the Pūrgo device in the healthcare environment will create substantial credibility and momentum that will provide us an opportunity to enter the university and K-12 school market. For example, on March 11, 2021, President Biden signed the $1.9 trillion coronavirus relief package, the American Rescue Plan, which included $130 billion to help schools reopen safely by reducing the probability of cross-infection — including for personal protective equipment, reducing class sizes and, importantly, improving ventilation. In a 2021 report on K-12 public school infrastructure, the American Society of Civil Engineers found that more than 40% of schools had HVAC systems in need of repair. Therefore, we believe that the K-12 school market represents a market opportunity of approximately $1 billion. We are engaging in activities with a goal of accessing the K-12 school market, including direct marketing to school administrators online and working with third-parties that specialize in marketing to K-12 schools. While our primary focus in 2022 has been establishing our commercial footprint within the healthcare markets as previously noted, we expect to see word-of-mouth driven demand from universities and schools as the year progresses. We estimate the total addressable market opportunity within the U.S. education and childcare markets (public and private K-12 schools, universities and colleges, preschool and daycare) to be approximately $9.7 billion.
Similarly, we believe emerging public awareness of the realities of airborne infections are focusing both tenants and landlords on the inadequacies of centralized HVAC systems for protecting occupants in individual rooms, in the instance when an infected person is also in the room and contagious. Only localized, continuous sanitizing of the air can reduce the risk of infection in these circumstances. We believe prophylactic placement of the Pūrgo devices in conference rooms, open work environments, cafeterias, lobbies and other communal spaces will substantially improve the air quality of these areas well beyond what is provided by central HVAC systems and thereby make it safe to return to and remain at work in multi-story office buildings. We estimate the total addressable market opportunity within the U.S. for elevator air purification to be approximately $5.0 billion.
Commercialization Plan
As mentioned above, we launched the first commercial application of our technology with the Pūrgo air purification device in July 2021 and have begun the manufacturing start up process to support this rollout. Our founding investors have invested approximately $15 million to date to support our technology conceptualization, product design, prototyping, testing and pre-product launch expenses, we raised an additional approximately $21.6 million in net proceeds in our IPO, and we raised an additional $15 million (less fees and expenses) in connection with the Private Placement. We have engaged Mack Molding, an FDA-regulated subsidiary of the privately held Mack Group, to manufacture our first Pūrgo device. Mack Molding is a leading contract manufacturer of medical devices, with a focused team of product development, program management, quality, regulatory, document control and purchasing staff that are skilled in medical device manufacturing.
We have sold the Pūrgo air purification device principally to hospitals, outpatient facilities and medical offices in multi-unit transactions to optimize both our sales productivity and our ability to provide efficient aftermarket service to our proprietary devices. We have begun the process of hiring a dedicated sales team to support our targeted sales efforts. We are also exploring exclusive distribution arrangements with several potential distribution and service partners, both domestically and internationally, which could help accelerate the market penetration of our devices more rapidly than on a purely organic basis.
We launched the Pūrgo device into the multi-billion dollar Florida healthcare market initially, focusing principally on reducing the exposure of immunocompromised patients to airborne pathogens while in chemotherapy and other outpatient infusion centers, general, specialty and eye surgery-centers and medical offices. We believe the Florida medical market is both extensive and representative of the larger healthcare opportunity across the U.S. and that penetrating this market will allow us to scale up our operations at the same time from our corporate offices in Palm Beach Gardens, Florida. We intend to grow our sales organization ahead of demand to take advantage of the learning curve afforded by our sales in Florida.
At the same time as we are marketing our room air purification device, we intend to accelerate our development of complementary devices that will address other points of pathogen vulnerability within the work and travel markets. Our highest priority in this regard is our elevator air purification device, Pūrgo Lift. We believe the tight enclosure of elevators is a “hot spot” for pathogen transmission that will be crucial for every high rise building to address in re-opening safely. This is particularly true in hospitals, where sick, vulnerable patients and visitors are regularly together on lifts. We developed working prototypes of the Pūrgo Lift device for beta testing and market feedback by the end of 2021, and we expect one of our customers to begin a trial of the device in one of its public elevators during the first half of 2022 to evaluate for future deployment across the customer’s facilities.
The commercial aviation market is also at a critical stage, with safe travel contingent on the ability to move passengers safely through airport waiting and boarding areas and to treat cabin air in-flight and to disinfect aircraft cabins between flights. Our SteriDuct technology was first developed by one of the former lead engineers of B/E Aerospace, a world leader in cabin interiors, including oxygen systems, and in its current form is adaptable to this application.
Similar to the commercial aviation market, we believe the large building HVAC market will provide substantial retrofit opportunities, as the current large systems generally rely on filtration systems that do not effectively remove and destroy pathogens flowing through the system. We intend to enter into discussions with the leading global HVAC suppliers, as well as directly with building owners, to develop retrofit applications for our SteriDuct technology that will complement existing installed systems in these large buildings.

Intellectual Property
The proprietary nature of, and protection for, our technology, processes and know-how are important to our business. Our commercial success will depend in part on obtaining and maintaining patent protection, protecting our know-how and trade secrets, successfully defending any patents against third-party challenges and, where relevant, collaborating with third party licensors to obtain licenses to use relevant technology.
Our ability to stop third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We have been issued four patents in the U.S. We also have a number of other patent applications pending in the U.S. and other jurisdictions, including Europe and Japan. Our patent portfolio includes patents relating to our UV-C LED SteriDuct technology, which is incorporated into our Pūrgo and Pūrgo Lift products.
We cannot be sure that patents will be granted with respect to any of pending patent applications or with respect to any patent applications we file in the future, nor can we be sure that any existing patents or any patents that may be granted in the future upon which we rely will be commercially useful in protecting our products or processes. See the sections entitled “Risk Factors — Risks Related to AeroClean — Our success may depend on our ability to protect our intellectual property” and “Risk Factors — Risks Related to AeroClean — We may need to initiate lawsuits to protect or enforce our patents or other proprietary rights, which would be expensive and, if unsuccessful, may cause us to lose some of our intellectual property rights.”
Competition
We believe that the COVID-19 pandemic has increased, and will continue to increase, the global focus on clean air. We experience competition from organizations such as large, diverse companies with extensive product development and manufacturing, as well as smaller specialized companies, that have developed and are attempting to develop air filtration and purification systems. We believe that we have significant competitive advantages over other organizations. For example, we believe that competitive products to the Pūrgo device in the “medical grade” niche are expensive, cumbersome and have a limited effective life.
Additionally, we believe many of our competitors are promoting technologies that are not proven, do not have enough scientific data and are potentially harmful. Importantly, our Pūrgo technology meets or exceeds each of the air purifiers guidelines and recommendations by the Centers for Disease Control and Prevention, Environmental Protection Agency and the American Society of Heating, Refrigerating and Air-Conditioning Engineers.
Our competitors may develop and commercialize products and technologies that compete with our products and technologies. Organizations that compete with us may have substantially greater financial resources than we do and may be able to: (i) provide broader services and product lines; (ii) make greater investments in research and development; (iii) carry on larger research and development initiatives; (iv) undertake more extensive marketing campaigns; and (v) adopt more aggressive pricing policies than we can. They also may have greater name recognition and better access to customers than we do. We also expect to continue to face competition from alternative technologies. Our technology and products may be rendered obsolete or uneconomical by advances in existing technological approaches or products or the development of different approaches or products by one or more of our competitors. See the risk described under the section entitled “Risk Factors — Risks Related to AeroClean — We face intense competition.”
Regulation
We are subject to regulation by the FDA in marketing the Pūrgo device, having received 510(k) clearance in June 2022. The FDA granted our Pūrgo technology 510(k) clearance in June 2022, classifying it as a Class II Medical Device. FDA 510(k) clearance enables the marketing and use of our products as medical devices in healthcare and other markets for which product performance is required to be validated by certified independent labs.
The FDA regulates the development, design, manufacturing, safety, effectiveness, labeling, packaging, storage, installation, servicing, recordkeeping, clearance, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.
After an air purification product is cleared for marketing as a medical device, numerous and pervasive regulatory requirements continue to apply. These include:
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establishment registration and device listing with the FDA;

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requirements that manufacturers, including third-party manufacturers, follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

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labeling and marketing regulations, which require that promotion is truthful, not misleading, fairly balanced and provides adequate directions for use and that all claims are substantiated;

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clearance of a new 510(k) premarket notification for modifications to 510(k) cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of the device;

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medical device reporting regulations, which require that a manufacturer report to the FDA information that reasonably suggests a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

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correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

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complying with the federal law and regulations requiring Unique Device Identifiers on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database;

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the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations if the FDA finds that there is a reasonable probability that the device would cause serious, adverse health consequences or death; and

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post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

The Pūrgo device’s manufacturing processes are required to comply with applicable regulations covering the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distributions, installation and servicing of finished devices intended for human use. Regulations also require, among other things, maintenance of a device master record, device history file and complaint files. As a specification developer of regulated medical devices, our facilities and records relating to such devices are subject to periodic scheduled or unscheduled inspections by the FDA. In addition, as our contract manufacturer, Mack Molding’s facilities, records and manufacturing processes are also subject to periodic scheduled or unscheduled inspections by the FDA. Following such inspections, the FDA may issue reports known as Forms FDA 483 or Notices of Inspectional Observations, which list instances where the FDA investigator believes the inspected entity has failed to comply with applicable regulations and/or procedures. If the observations are sufficiently serious or the entity fails to respond appropriately, the FDA may issue a Warning Letter, which are notices of intended enforcement actions. For less serious violations that may not rise to the level of regulatory significance, the FDA may issue an Untitled Letter. The FDA may take more significant administrative or legal action, such as the shutdown of or placing restrictions on the entity’s operations or the recall or seizure of related products, if the entity continues to be in substantial noncompliance with applicable regulations. The discovery of previously unknown problems with the Pūrgo device could result in restrictions on the device, including the inability to market the device for its intended use or voluntary or mandatory device recalls.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:
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warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

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recalls, withdrawals or administrative detention or seizure of our Pūrgo devices;

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operating restrictions or partial suspension or total shutdown of production;

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refusal to grant export or import approvals for our products; or

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criminal prosecution.

Facilities
Our principal executive offices are located at 10455 Riverside Drive, Palm Beach Gardens, FL 33410. We lease approximately 20,000 square feet at this location, which includes our warehouse and distribution facilities. We consider these facilities adequate for our current operations.
Employees
We utilize the services of nine direct employees. The Company also utilizes full-time independent contractors and full-time equivalent consultants as well as consulting firms for product development, engineering, quality and regulatory matters, investor relations, marketing and advertising, public relations and social media. The services of our Chief Scientific Officer, Director of Engineering & Product Development, Director of Regulatory Affairs & Quality and Director of Operations are provided to us under service arrangements. We also utilize many consultants in the ordinary course of our business and hire additional personnel on a project-by-project basis. We believe that our employee and labor relations are good.
Legal Proceedings
We are not currently party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or results of operations.

AEROCLEAN MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with the historical consolidated financial statements and related notes included elsewhere in this information statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations and estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” appearing elsewhere in this information statement/prospectus.
Overview
AeroClean Technologies is an interior space air purification technology company. Our immediate objective is to initiate full-scale commercialization of our high-performance interior air sterilization and disinfection products for the eradication of harmful airborne pathogens, including COVID-19.
We were established to develop unmatched, technology-driven medical-grade air purification solutions for hospitals and other healthcare settings. The onset of the COVID-19 global pandemic underscores the urgency of bringing to market air purification solutions to protect front-line healthcare workers, patients and the general population.
We incorporate our proprietary, patented UV-C LED technology in equipment and devices to reduce the exposure of occupants of interior spaces to airborne particles and pathogens. These spaces include hospital and non-hospital healthcare facilities (such as outpatient chemotherapy and other infusion facilities and senior living centers and nursing homes), schools and universities, commercial properties and other indoor spaces.
In July 2021, we completed the development stage of our first device, the Pūrgo room air purification unit, including design and independent testing and certification, as well as the scale-up of manufacturing, and began commercial production and sales. Pūrgo’s launch also marks the debut of our go-to-market strategy for SteriDuct, our patented air purification technology. We intend to incorporate SteriDuct into a broad line of autonomous air treatment devices. In February 2022, we debuted a prototype of Pūrgo Lift, our air purification solution for elevators and other wall-mount applications, and since then, certain of our customers have been testing and evaluating Pūrgo Lift for future deployment in their facilities.
To support the transition to commercial operations, in July 2021, we also completed the build out of our corporate headquarters in Palm Beach Gardens, Florida, which includes our warehouse and distribution facility, as well as the site for our future service operations.
Our products are being designed and engineered to exceed the rigorous standards set by the U.S. Food and Drug Administration (the “FDA”) for Class II medical devices used for interior air sterilization and disinfection products. In June 2022, the FDA granted our Pūrgo technology 510(k) clearance for use in healthcare and other markets for which product performance to reduce the amount of certain airborne particles and infectious microbes in an indoor environment must be validated to specific standards. Our Pūrgo technology was tested and certified to meet such standards by independent laboratories. Regulatory clearances and independent certifications serve as important indications of product quality and performance that also influence decision-making by non-healthcare market equipment purchasers.
Pūrgo has been well-received by our customers. Our success depends to a large extent on our ability to increase sales of our Pūrgo device during 2022 and beyond.
We have incurred operating losses each year since our inception and have only begun to recognize revenue starting in July 2021. We incurred losses of approximately $7.8 million, $7.9 million and $3.3 million during the six months ended June 30, 2022 and the years ended December 31, 2021 and 2020, respectively, and had an accumulated deficit of approximately $9.5 million as of June 30, 2022. As of June 30, 2022, the Company had an aggregate cash balance of approximately $29.2 million.

As part of our business strategy we continually evaluate a wide array of strategic opportunities, including the acquisition, disposition or licensing of intellectual property, mergers and acquisitions, joint ventures and other strategic transactions. In connection with these activities we may enter into non-binding letters of intent as we assess the commercial appeal of potential strategic transactions. We may seek to acquire technologies, product lines and companies that operate in businesses similar to our own or that are ancillary, complementary or adjacent to our own or in which we do not currently operate. Such businesses could operate in the air purification space or more generally in the health and wellness space or in other industries. We could also seek to merge with or into another company or sell all or substantially all of our assets to another company. Any transactions that we enter into could be material to our business, financial condition and operating results.
As part of this strategy, the Company has been in discussions with several acquisition candidates and may seek to effect transactions that the Company believes would substantially increase revenues, distribution and selling capability, and expand product lines, and, most importantly, add sensor and monitoring technology to enable the Company to effect its recurring revenue “Safe Air As a Service” model. The Company’s goal is to provide actionable data to clients through the internet of things (“loT”) to enable clients to provide IAQ as part of their Indoor Environmental Quality (“IEQ”) initiatives. Other than the Merger Agreement with Molekule, the Company currently has no material agreements or arrangements with any of the several acquisition candidates and there can be no assurance that any of these acquisitions, or any others, will be consummated. Please see the related risks described under the caption “Risk Factors — We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to stockholders and otherwise disrupt our operations, and adversely affect our business, financial condition and results of operations.”
COVID-19 Pandemic
We continue to monitor the COVID-19 pandemic and its variants, including the emergence of variant strains, which continue to spread throughout the world and have adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. Across many industries, including our own, COVID-19 — among other factors — has negatively impacted personnel and operations at third-party manufacturing and component part supplier facilities in the United States and around the word. These disruptions have adversely impacted the availability and cost of raw materials and component parts. For example, various electronic components and semi-conductor chips have become increasingly difficult to source, and when available, may be subject to substantially longer lead times and higher costs than historically applicable. While the Company’s manufacturing run rate is not currently being impacted, past shortages have impacted the Company’s ability to manufacture units and likely the run rates the Company expects to achieve for the remainder of this fiscal year. The Company does have line of sight to improvement on some long lead-time board and electronics components in the second half of 2022 but cannot predict the ever-changing global logistics and supply chain environment.
We continue to actively monitor the situation and may take further actions that impact operations as may be required by federal, state or local authorities or that we determine is in the best interests of our employees, customers, suppliers and stockholders. As of the date hereof, the pandemic presents uncertainty and risk as we cannot reasonably determine or predict the nature, duration or scope of the overall impact the COVID-19 pandemic and the evolving strains of COVID-19 will have on our business, results of operations, liquidity or capital resources.

Results of Operations
Comparison of the Six Months ended June 30, 2022, and 2021
The following table summarizes our results of operations for the six-month periods ended June 30, 2022, and 2021:
	Six Months Ended June 30,
	2022	2021	Change
Product revenues	$77,652	$—	$77,652
Cost of sales	39,891	—	39,891
Gross profit	37,761	—	37,761
Operating expenses:
Selling, general and administrative	6,247,290	1,993,610	4,253,680
Research and development	1,110,544	2,660,602	(1,550,058)
Total operating expenses	7,357,834	4,654,212	2,703,622
Loss from operations	(7,320,073)	(4,654,212)	(2,665,861)
Change in fair value of warrant liability	650,000	—	650,000
Loss before income tax benefit	(7,970,073)	(4,654,212)	(3,315,861)
Income tax benefit	(219,832)	—	(219,832)
Net loss	$(7,750,241)	$(4,654,212)	$(3,096,029)
Revenues and Cost of Sales
AeroClean began the production and sale of its first commercial product, Pūrgo, in July 2021, and therefore did not have any revenue in the prior year period. Revenues for the six months ended June 30, 2022 were $77,652. Sales increased for the quarter ended June 30, 2022 as the Company resumed production after pausing production while testing was being conducted in the quarter ended March 31, 2022, and the Company began to distribute its product within a number of new target segments including hospitality and leisure and commercial office space. Cost of sales increased in line with the increase in revenues as compared to the prior year period.
Operating Expenses
Selling, General and Administrative Expenses
Selling, general and administrative expenses (“SG&A”) consist primarily of costs related to our employees, independent contractors and consultants. Other significant general and administrative expenses include accounting and legal services and expenses associated with obtaining and maintaining patents as well as marketing and advertising services and expenses associated with establishing our brand and developing our website, marketing materials and call center.
For the six months ended June 30, 2022, and 2021, we incurred $6,247,290 and $1,993,610, respectively, of SG&A expenses. We attribute the increase of $4,253,680 primarily to the offering costs associated with our $15 million private placement in June 2022 (approximately $1,300,000) and an increase in costs required to be a public company as well as a greater level of business activities being conducted in the six months ended June 30, 2022, as compared to the same period in 2021. Public company costs include audit and legal fees; costs required to establish investor relations, financial reporting and public relations functions; increased insurance costs; public company filing and registration fees; and related costs. These public company costs drove an increase in SG&A of approximately $1,800,000 for the six months ended June 30, 2022, as compared to the prior year period. The balance of the increase was primarily due to an increase in stock-based compensation expense of approximately $500,000 and increased rent and personnel costs of approximately $550,000.

Research and Development Expenses
Since our inception, we have focused our resources on our research and development activities. We expense research and development costs as they are incurred. Our research and development expenses consist primarily of outsourced engineering, product development and manufacturing design costs. For the six months ended June 30, 2022 and 2021, we incurred $1,110,544 and $2,660,602 respectively, in research and development costs. Research and development expenses decreased by $1,550,058 for the six months ended June 30, 2022, as compared to the prior year period. Research and development activities were higher in the first half of 2021 as compared to the first half of 2022 due to product development, engineering, testing and regulatory costs incurred to prepare our Pūrgo device for launch in July 2021.
Change in Fair Value of Warrant Liability
The fair value of the warrant liability was an increase of $650,000 between the initial measurement date of June 24, 2022 and June 30, 2022. The non-cash loss of $650,000 resulting from increase in the fair value of the warrant liability was reported in our statement of operations for the six months ended June 30, 2022.
Net Losses
Our net losses were $7,750,241 and $4,654,212 for the six months ended June 30, 2022, and 2021, respectively. Losses increased in the first half of 2022 as compared to the first half of 2021 for the reasons set forth above.
Comparison of the Years ended December 31, 2021 and 2020
The following table summarizes our results of operations for the periods indicated:
	Twelve Months Ended December 31,
	2021	2020	Change
Product revenues	$616,511	$—	$616,511
Cost of sales	338,896	—	338,896
Gross profit	277,615	—	277,615
Operating expenses:
Selling, general and administrative	4,327,998	1,131,385	3,196,613
Research and development	4,193,362	2,191,696	2,001,666
Total operating expenses	8,521,360	3,323,081	5,198,279
Net loss	$(7,923,607)	$(3,323,081)	$(4,799,916)
Revenue and Cost of Sales
The Company began the production and sale of its first commercial product, Pūrgo, in July 2021, generating $616,511 in product revenues for the year ended December 31, 2021 (of which amount $80,000 was generated from sales to certain of the Company’s directors and stockholders). The Company did not have any revenue in the year ended December 31, 2020. Cost of sales increased in conjunction with the increase in revenues.
Operating Expenses
Selling General and Administrative Expenses
Selling, general and administrative expenses consist primarily of costs related to our employees, independent contractors and consultants. Other significant selling, general and administrative expenses include accounting and legal services and expenses associated with obtaining and maintaining patents as well as marketing and advertising services and expenses associated with establishing our brand and developing our website, marketing materials and call center.

Selling, general and administrative expenses for the years ended December 31, 2021 and 2020 were $4,327,998 and $1,131,385, respectively. We attribute the increase of $3,196,613 primarily to a greater level of business activities being conducted in the year ended December 31, 2021 as compared to the same period in 2020, including costs related to the hiring of additional personnel (an increase of approximately $800,000), increased fees for outside consultants (an increase of approximately $1,000,000), stock-based compensation of approximately $260,000, rent expense (an increase of approximately $400,000) and professional fees and insurance (an increase of approximately $400,000).
Research and Development Expenses
Since our inception, we have focused our resources on our research and development activities. We expense research and development costs as they are incurred. Our research and development expenses primarily consist of outsourced engineering, product development and manufacturing design costs.
Research and development costs for the years ended December 31, 2021 and 2020 were $4,193,362 and $2,191,696, respectively. We attribute the increase of $2,001,666 primarily to additional costs in the year ended December 31, 2021, as incremental outsourced engineering, testing, and regulatory costs associated with our 510(k) submission were incurred to launch Pūrgo in July 2021 as compared to the year ended December 31, 2020, where significant spending on research and development costs did not commence until approximately May 2020.
Net Losses
Our net losses were $7,923,607 and $3,323,081 for the years ended December 31, 2021 and 2020, respectively. Losses increased in fiscal 2021 as compared to fiscal 2020 for the reasons set forth above.
Liquidity and Capital Resources
Sources of Liquidity
As of June 30, 2022, we had cash of $29,163,429 compared to cash of $19,629,649 as of December 31, 2021. On November 29, 2021, we completed our initial public offering (the “IPO”) of 2,514,000 shares of AeroClean Common Stock, which included the partial exercise of the underwriters’ overallotment option, at a public offering price of $10.00 per share for aggregate gross proceeds of $25,140,000 and net proceeds of approximately $21,640,000, after deducting underwriting fees and closing costs of approximately $3,500,000.
The Company issued a purchase option to the underwriters (the “Underwriter Option”) exercisable within five years of the IPO for 5.0% of the shares of AeroClean Common Stock issued, or 125,700 shares of Common Stock, at an exercise price of $12.50 per share. On June 21, 2022, 31,192 shares of AeroClean Common Stock were issued pursuant to the Underwriter Option. As these options were net exercised on a cashless basis, as permitted under the Underwriter Option, the Company did not receive any cash proceeds in connection with the exercise of the Underwriter Option.
Prior to the IPO, AeroClean Technologies, LLC, our predecessor, funded its operations principally with approximately $15,000,000 in gross proceeds from the sale of Class A units. As of June 30, 2022, we had an accumulated deficit of $9,498,101. The Company’s net cash used in operating activities was $4,312,706 for the six months ended June 30, 2022 as compared to $3,950,684 used in operating activities for the prior year period.
On June 29, 2022, we completed a private placement with a single institutional investor (the “Purchaser”) pursuant to which we received gross cash proceeds of $15,000,000 in connection with the issuance of (i) 1,500,000 shares of AeroClean Common Stock and (ii) a common stock purchase warrant (the “Warrant”) to purchase up to 1,500,00 shares of AeroClean Common Stock (the “Private Placement”). The Warrant has an exercise price of $11.00 and is exercisable until July 21, 2027. Net proceeds amounted to $13,578,551 after issuance costs of $1,421,450, of which $1,326,212 was charged to expense, and $95,237 was charged to additional paid-in capital.
The Purchaser has contractually agreed to restrict its ability to exercise the Warrant if the number of shares of AeroClean Common Stock held by the Purchaser and its affiliates after such exercise would exceed

4.99% of the then issued and outstanding shares of AeroClean Common Stock. The Purchaser may increase or decrease this limitation upon notice to the Company, but in no event will any such limitation exceed 9.99%.
Pursuant to a registration rights agreement between us and the Purchaser, we filed a registration statement on Form S-1, which became effective on July 21, 2022, registering the offering and resale, from time to time, by the Purchaser of up to 3,000,000 shares of AeroClean Common Stock which includes 1,500,000 shares of AeroClean Common Stock issued in the Private Placement and 1,500,00 shares issuable upon the exercise of the Warrant acquired in the Private Placement.
We have incurred operating losses since our inception. While the Company began producing and selling its Pūrgo device in July 2021, these losses are expected to continue through at least the end of 2022 as we continue to make significant investments to develop and market our products and to establish our consumables and service business.
Future Funding Requirements and Outlook
We have incurred operating losses each year since our inception. These losses are expected to continue through at least the end of 2023 because we plan to continue to make investments to develop and market our products and to establish our consumables and service business. We also expect to continue to incur increased costs to comply with corporate governance, internal controls and similar requirements applicable to public companies.
On February 1, 2021, we entered into a lease with Garden Bio Science Partners, LLC, an entity controlled by the chair of our board of directors, with a term of ten years at an annual base rent of $260,000, subject to escalation of 2.5% on an annual basis. As of June 30, 2022, the future minimum lease payments under this arrangement approximated $2,540,000.
Based on our current financial resources, our expected revenues and our expected level of operating expenditures, we believe that we will be able to fund our projected operating requirements for at least the next 12 months from the date hereof.
Over the long-term, the Company will continue to have capital requirements, and expects to devote resources to grow its operations. Moreover, if the Company pursues an acquisition strategy, it may need to raise incremental capital in order to finance the purchase price to be paid to target stockholders. As a result of these funding requirements, we will likely need to obtain additional financing by engaging in debt and/or equity offerings or engaging in other debt financings. To the extent that we raise additional capital through the sale of convertible debt or equity securities, or pay for acquisitions in whole or in part with the issuance of equity securities (either as merger consideration or to finance the cash portion of merger consideration), the ownership interests of our common stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our common stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. The availability of debt financing or equity capital will depend upon the Company’s financial condition and results of operations as well as prevailing market conditions.
Inflation
Inflation has adversely affected our business and we expect this to continue through the end of at least 2022. We have been and expect to continue to be negatively impacted by increased component and logistics costs. In addition, our cost of labor and materials may increase, which would negatively impact our business and financial results. Alternatively, deflation may cause a deterioration of global and regional economic conditions, which could impact unemployment rates and consumer discretionary spending. These, and other factors that may increase the risk of significant deflation, could negatively impact our business and results of operations.
Critical Accounting Estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of the financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts and related disclosures. We evaluate these estimates, judgments and methodologies on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable. Our actual results could differ from those estimates.
Our significant accounting policies are more fully described in Note 2, Summary of Significant Accounting Policies to our audited financial statements included elsewhere in this information statement/prospectus and in Note 2, Summary of Accounting Policies to our unaudited financial statements included elsewhere in this information statement/prospectus. We believe that the accounting policies are critical for fully understanding and evaluating our financial condition and results of operations.
JOBS Act
On April 5, 2012, the JOBS Act, was enacted. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies. As a result of this election, our financial statements may not be comparable to companies that are not emerging growth companies.
We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we intend to rely on certain of these exemptions, including without limitation, (i) the exemption from providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) the exemption from complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an “emerging growth company” until the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of the Public Offering; (iii) the date on which we have issued more than $1 billion in non-convertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

BUSINESS OF MOLEKULE
Unless otherwise indicated or the context otherwise requires, references in this “Business of Molekule” section refer to “Molekule,” “we,” “us,” “our” and other similar terms refer to Molekule, Inc.
Company Overview
Molekule was founded in 2014 by Dr. Yogi Goswami, his son, Dilip Goswami, and daughter, Jaya Rao, to address the adverse impacts of polluted air and a void in the market for purification, and with the goal of using the power of science to destroy indoor air pollution. Our mission is to deliver clean air to everyone, everywhere.
Molekule produces and sells air purification devices that can be used by both consumer and commercial users. These air purifiers incorporate Molekule’s patented technology, photoelectrochemical oxidation (“PECO”), to capture and destroy a wide range of organic material, such as bacteria, viruses, mold, and volatile organic compounds (“VOCs”). PECO technology utilizes a proprietary catalyst, UV light and filtration media, to capture large particles and destroy pollutants such as microscopic organic material one thousand times smaller than what high-efficiency particulate air (“HEPA”) filter standards test for. This technology is the result of 25 years of research initially conducted by Dr. Goswami and continued at the University of Florida and the University of South Florida.
Molekule currently offers three products: the Air Mini+, Air Pro and Air Pro Rx. The Air Mini+ air purifier is primarily intended for consumer markets. The Air Pro is a more powerful air purifier primarily intended for larger indoor areas or for commercial use. The Air Pro Rx is designed for commercial and industrial use and is intended for critical environments of over 600 square feet. The filters in Molekule’s current air purifiers are intended to be replaced every six months, though some of our older air purifiers have differing replacement cadences. Molekule sells filter replacements through both automatically recurring subscriptions and à la carte. Molekule’s Air Mini+, Air Pro and Air Pro Rx air purifiers have also received 510(k) clearances from the FDA as Class II medical devices for the capture and destruction of certain pollutants, as well as bacteria and viruses.
Market Opportunity
The global air purification market is estimated to be valued at $15 billion, and rapidly growing, with the global air purifier market size projected to be approximately $25 billion by 2030. The Environmental Protection Agency has found that indoor air may be up to five times as polluted as outdoor air. In addition, there are approximately 26 million asthma sufferers and 40 million allergy sufferers in the United States and 300 million asthma sufferers and 800 million allergy sufferers around the world, presenting a significant market opportunity for the air purifier market. Moreover, increased government regulations related to air quality control, combined with rising levels of pollution, airborne diseases and natural catastrophes, have also contributed to an increase in consumer demand for air purifiers. For example, there have been over 600 million COVID-19 cases globally and wildfires are forecasted to rise by 50% by the year 2100. It is currently estimated that an air purification device is in one in every four American homes.
Strategies for Growth
We intend to continue to grow our business through the (i) advancement of research and development in filter technology, beginning with our new PECO-HEPA Tri-Power filter launched in October 2022, (ii) advancement of IAQ monitoring through our air purifiers’ on-board sensors, which provide our customers with the ability to see what is happening with the indoor air in their rooms, (iii) expansion of our business-to-business (“B2B”) channel through an enhanced IAQ solutions offering including the launch of the proprietary Molekule Air Platform software and (iv) the continued development of SaaS software solutions, advanced sensor technology and smart building integrations enabling enterprise-wide IAQ monitoring and control. Historically, a majority of Molekule’s revenue has been driven through our direct-to-consumer channel. Molekule will continue to expand this channel through creative advertising and marketing programs, including: Digital advertising (Meta Platforms, Google platforms, podcasts and digital video), direct mail, and other programing. Additionally, Molekule has a great strategic partner with Amazon whom we will continue to drive revenue. Finally, with our proprietary Molekule Air Platform software, we’re seeing increased interest from our business partners. We will be specifically targeting organizations in the hospitality sector, the medical and healthcare sector, the transportation sector, and the education and government sectors. We are dedicated to science and technology in order to deliver the best possible IAQ to our customers by leveraging our sensors and software to make visible and destroy otherwise invisible pollutants.
Our Technology and Products
Patented PECO Technology
Developed and tested for over 25 years by research scientists, PECO is an innovative technology that uses free radicals to break down pollutants at a molecular level, including viruses, bacteria, mold, ozone, allergens and chemicals. By combining PECO nanotechnology with high-efficiency filtration and air quality sensors, Molekule air purifiers can detect, capture and destroy/oxidize pollutants found in air, which are 1,000 times smaller than pollutants removed by the standard filters, such as HEPA filters. The advanced filter technology used in our air purifiers includes nano-photocatalytic (“PC”) materials, which supports a variety of reactions on the filter surface, generating sufficient short-lived reactive oxygen species, hydroxyl radicals and superoxide ions, to destroy pollutants in the air as shown in Figure 1 below.
Fig. 1. PECO mechanism on the destruction of allergen proteins.
In-house and third-party testing on our air purifiers have demonstrated the capture and destruction of pathogenic and non-pathogenic microbes, such as SARS-CoV-2, E. coli, Aspergillus niger, MS2, and PhiX-174, allergen proteins from pet dander (Fel d 1, Can f 1) and mold spores and volatile organic compounds, such as toluene, limonene, formaldehyde, and hexane, found in the air during adverse events such as wildfires.
The fundamental technology used by Molekule has been licensed from the University of Florida, and a modification of the technology has been licensed from the University of South Florida, which is not yet integrated in our air purifiers. Since 2014, we have developed our own intellectual property, which is protected in the form of patents or patent applications and trade secrets. The novel air photoelectrochemical purification systems and methodology, filter configuration and shape and filter manufacturing related inventions have been protected through patents, while PECO chemistry and coating process have been kept as trade secrets. The aesthetic designs of our commercialized air purifiers have been protected through design patents.
Molekule Air Purifiers
Molekule has sold over 350,000 air purifiers since its founding. It currently offers three purifier products for sale: the Air Mini+, Air Pro, and Air Pro Rx, as well as replaceable pre-filters and filters for our products. Each of the Air Mini+, Air Pro, and Air Pro Rx has received FDA 510(k) clearance, and are therefore cleared for medical use to destroy bacteria and viruses.
Air Mini+
Powered by PECO technology, Air Mini+ is the successor to Molekule’s original Air Mini model. The Air Mini+ is a direct-to-consumer option with features including a particle sensor, five fan speeds and automatic fan speed adjustment through the product’s Auto Protect Mode. The Air Mini+ is designed for customers seeking air purifiers for smaller rooms and is most effective for rooms 250 square feet in size, or smaller. It stands 12 inches high, 8.26 inches in diameter, and weighs just over seven pounds. The purifier is designed to be whisper quiet, producing 39 decibels at its lowest fan speed and 62 decibels at its highest.
The Air Mini+ particle sensor detects the amount of particulate matter in the air of the room in which the air purifier operates. If on Auto Protect Mode, Air Mini+ will automatically adjust the air purifier’s fan speed based on particulate matter sensed in the air. With these features, Air Mini+ responds in real-time to reduce the amount of particles in the air like pollen and dust, while also capturing and destroying other indoor air pollutants including VOCs, mold, bacteria and viruses. The product is also Wi-Fi and app enabled, allowing users to control it on iOS and Android devices, and has Apple Homekit integration.
Air Pro
The Air Pro is also equipped with PECO technology and includes sensors that measure VOCs, carbon dioxide and relative humidity in the air, six fan speeds and Auto Protect Mode. Molekule offers the Air Pro as a direct-to-consumer and business-to-business product for larger rooms of up to 1,000 square feet with similar features to the Air Mini+. It is 23.1 inches high, 10.9 inches wide, weighs 22.9 pounds and produces 33 to 64 decibels of sound.
Air Pro Rx
The Air Pro Rx is also equipped with PECO technology and includes two filters and four different settings to manage air flow. The Air Pro Rx is a medical-grade purifier designed for critical or high traffic areas in healthcare facilities for rooms in excess of 600 square feet. It is 12 inches high, 8.26 inches wide, weighs 7.3 pounds and produces 39 to 69 decibels of sound.
Filters and Filter Replacements
Each of Molekule’s air purifiers includes a filter. We offer replacement filters on a subscription basis, or as-needed for single purchases. We recommend to customers that they replace the filter in their Molekule air purifier every six months to support maximum efficiency. This subscription service and our as-needed filter replacement service provide us with a recurring revenue stream, which was approximately $20 million during the year ended December 31, 2021.
PECO-HEPA Tri-Power
Molekule’s new PECO-HEPA Tri-Power filter, launched in October 2022, offers the potential for one of the highest levels of purification available in the market. Combining PECO and HEPA technologies, as well as a carbon filter, into one product creates a robust filter to capture and destroy particles, chemicals and viruses. The filter’s improved efficiency offers our customers three layers of protection: our PECO technology that destroys toxic gases, viruses, bacteria, mold, allergens, organic compounds, and more; HEPA technology, the industry standard in particle capture and filtration; and carbon filtration with odor and gas-reducing purification power.
Molekule App & 28-Day View
The Molekule mobile application (the “Molekule App”), launched in summer 2022, is available in both Apple’s App Store and the Google Play Store and gives our customers the opportunity to activate their subscriptions, adjust the settings on their Molekule air purifiers and, in the case of Air Pro customers, the ability to monitor changes in IAQ over time. The Molekule App provides a 28-day look back of IAQ trends sensed by the Air Pro air purifier, breaking down pollutants detected, including VOCs, and pollutants that range from PM 1 to PM 10 in size. The Molekule App lists the top three pollutants detected by a customer’s air purifier and provides an Air Score ranging from good, moderate, bad, and very bad.
Molekule Air Platform- Launched September 2022
Molekule Air Platform (the “MAP”), launched in September 2022, is a dashboard, which allows data from multiple air purifiers and controls to be accessed in one interface, and is ideal for healthcare, education, business, hospitality and government settings.

The MAP offers a unique set of features for businesses, including:
•
Fleet onboarding for quick activation:   Fleet onboarding allows organizations to onboard multiple air purifiers at the same time through the B2B app. Once an air purifier is onboarded to the MAP, that purifier will allow other purifiers to securely onboard.

•
Unique dashboards to increase visibility:   Unique dashboards enable users to see the IAQ of every room where a Molekule air purifier is located, as well as an air purifier’s status, which allows users to see which rooms have the highest IAQ, and which rooms need more time to have the air cleaned.

Sales Channels and Customers
We sell our products through three primary channels:
•
Retail channel.   We offer Molekule products in more than 10 countries and throughout some of the largest retailers in the United States. We focus on building strong partnerships with our retailers by working closely with them to develop a winning promotional cadence, merchandising our products in a compelling manner, both in-store and digitally, educating their sales forces, and promoting our products through joint marketing efforts. Our retail channel is comprised of five categories:

•
Large CE Retail: includes Best Buy and Amazon, both domestically and internationally;

•
Home improvement Retail: includes Lowes and Home Depot, two of the largest home improvement retailers in the United States;

•
Mid-Market Retail: includes P.C. Richard & Sons, Wellbots.com, the Army & Air Force Exchange Service and the Home Shopping Network;

•
Specialty Retail: includes specialty retailers in fitness, design and lifestyle, such as Alo Yoga, MoMA, MTMC Interior Design, GOOP, Neighborhood Goods, The Knot and Zola; and

•
Certified Refurbished: refurbished Molekule air purifiers are available for purchase in eBay’s Certified Refurbished Store.

•
Consumer direct channel.   We market our products directly to consumers through online and offline advertising campaigns and marketing promotions in order to facilitate the sale of our full line of products in the United States and in other countries, which are available on our website at Molekule.com.

•
Corporate and medical facility channel.   We market and offer products and services to businesses seeking air purification solutions for their corporate offices and other corporate spaces, as well as to medical facilities looking to update and improve their air purification technology.

Marketing and Advertising
Our marketing and advertising programs are focused on building brand awareness, increasing product adoption and driving sales. Our marketing and advertising efforts target a wide range of consumers and leverage traditional advertising methods (including television and print), sponsorships and public relations, digital marketing, channel marketing, content marketing, lifecycle marketing, affiliate programs and endorsements by social media influencers. Our marketing and advertising efforts include partnerships with retailers, direct-to-consumer online and offline advertising campaigns, as well as outreach to corporate and medical facilities. Our marketing, advertising and merchandising strategy focuses on helping consumers understand Molekule’s unique technology, as well as the capabilities of our air purifiers, and how these air purifiers can improve our customers’ IAQ.
Research and Development
We are passionate about developing products and services with superior technology to limit indoor air pollution for our customers. We believe our future success depends on our ability to further enhance and expand our product offerings, their features and our support services and we plan to continue to invest significant resources to enhance performance and functionality for our customers.

Our research and development team supports the design and development of our technology, products and mobile apps. The research and development team is comprised of dedicated research employees, electrical engineers, mechanical engineers, and mobile app developers. Our research and development team is primarily based at our headquarters in San Francisco, California, as well as in our facilities located in Florida.
Manufacturing and Suppliers
We outsource the manufacturing of our products to several contract manufacturers, including Inventec Appliances Corporation (“IAC”), the primary entity that manufactures and assembles our air purifiers, and Columbus Industries, Inc. (“Columbus Industries”), the manufacturer of the filters for our air purifiers. Our in-house facility provides the chemical coating for the filters manufactured by Columbus Industries. IAC manufactures our products in their facilities located in Malaysia and China, while Columbus Industries manufactures our filters in Mexico. We provide the chemical coating process for our filters in our Lakeland, Florida facility. The components used in our products are sourced either directly by us or on our behalf by our contract manufacturers from a variety of component suppliers selected by us and located worldwide. Our operations employees coordinate our relationships with our contract manufacturers and component suppliers. We believe that using outsourced manufacturing enables greater scale and flexibility at lower costs than establishing our own manufacturing facilities. We evaluate on an ongoing basis our current contract manufacturers and component suppliers, including, whether or not to utilize new or alternative contract manufacturers or component suppliers or to conduct manufacturing capabilities in-house.
Under our agreement with IAC, IAC manufactures our Air Mini+ and Air Pro air purifiers, as well as some of the components thereof, all in accordance with the requirements and specifications established pursuant to the agreement. The agreement had an initial term of three years, which expired in July 2021. It has thereafter been renewed twice pursuant to its terms. The current term of the agreement will end in July 2023, at which time the agreement will automatically renew for an additional one-year term, subject to a six-month notice by either party of its intent not to renew. Either party is permitted to terminate the agreement upon the material breach of the other party’s obligations (i) in a manner incapable of remedy or (ii) in a manner capable of remedy and upon the breaching party’s failure to cure such breach within a period of 60 days following receipt of written notice of the breach. Either party may terminate the agreement at any time, for any reason or no reason, upon 180 days written notice to the other party.
Under our agreement with Columbus Industries, Columbus Industries manufactures air filters used in our air purifiers according to requirements and specifications we have established. The agreement had an initial term of three years, which expired in October 2021. It was renewed pursuant to its terms for an additional two-year term, which will expire in 2023 and is automatically renewable for an additional two-year term, subject to a 12-month notice by either party of its intent not to renew. Either party is permitted to terminate the agreement upon the material breach by the other party of its material obligations under the agreement in the event the breaching party fails to (i) provide a plan to cure such breach within 48 hours of the breach (or 24 hours if the breach affects the supply of products provided pursuant to the agreement) and (ii) cure such breach within a period of 30 days, following receipt of written notice of the breach.
We work with third-party fulfillment partners that deliver our products from multiple locations worldwide, which allows us to reduce order fulfillment time, reduce shipping costs, and improve inventory flexibility. We manage our inventory based on sales and production forecasts and anticipated lead times for sourcing components and assembly.
Intellectual Property
Intellectual property is an important aspect of our business, and we seek protection for our intellectual property as appropriate. We rely upon a combination of patent, copyright, trade secret, and trademark laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights.
As the leader in the fast-growing market for air purification devices, we have developed a significant patent portfolio to protect certain elements of our proprietary technology, including our patented PECO technology.

As of June 30, 2022, we had seven issued utility patents, and 13 utility patent applications, including three provisional patent applications, pending in the United States. Our currently issued utility patents will expire at different times in the future, with the earliest expiring in 2035 and the latest expiring in 2041. Our currently pending applications will generally remain in effect for 20 years from the date of filing of the initial applications. As of June 30, 2022, we had three design patents issued, and three design patent applications pending in the United States. We had three design patents issued in six foreign countries and one design patent application pending in two foreign countries. We will maintain all design patents and file for renewal at specified times. We continually review our development efforts to assess the existence and patentability of new intellectual property. We pursue the registration of our domain names and trademarks and service marks in the United States and in certain locations outside the United States, and in pursuing such registrations, we have conducted trademark clearance searches where appropriate. To protect our brand, as of June 30, 2022, we had an international trademark portfolio comprised of 35 registered trademarks and six trademark applications pending with filings in five countries.
We license certain fundamental technology used in our air purifiers from the University of Florida, and a modification of the technology has been licensed from the University of South Florida, which is not yet integrated in our products.
On August 11, 2008, Advanced Technologies & Testing Labs, Inc. (“ATTL”), an entity affiliated with our founders, entered into a License Agreement (as amended, the “UF License Agreement”) with the University of Florida Research Foundation, Inc. (“UFRF”), pursuant to which ATTL was granted an exclusive worldwide license for use of PECO technology in certain licensed products and processes (the “PECO License”). The UF License Agreement will continue in force and effect through the date on which no Licensed Patent (as defined in the UF License Agreement) remains an active patent. The parties entered into the Sixth Amendment to the UF License Agreement on October 31, 2014, pursuant to which UFRF and ATTL agreed to transfer and assign ATTL’s rights to the PECO License under the UF License Agreement to Molekule (f/k/a Transformair, Inc.).
As consideration for the PECO License, we have agreed to pay the following to UFRF:
(i)
An initial license issue fee of $5,000, paid within 30 days of the effective date of the UF License Agreement;

(ii)
Patent prosecution fees in an aggregate of $12,000, to reimburse UFRF for expenses associated with certain preparation or other prosecution activities for the PECO License, paid in three installments of $4,000 on each of December 15, 2008, March 1, 2009 and June 1, 2009;

(iii)
Minimum annual royalty payments as follows:

Payment Amount	Year
$1,000	2010 – 2011
$250	Q1 2012
$0.00	Q2 2012 – Q4 2014
$3,000	2015
$5,000	2016 and each year thereafter for the life of the UF License Agreement
Such payments shall be paid in quarterly installments on March 31, June 30, September 30 and December 31 for the applicable year; and
(iv)
A royalty of 1.5% of net sales received from licensed products through the duration of the UF License Agreement, subject to potential reductions in connection with the company’s financing efforts, and further subject to the minimum royalty payments above.

Under the UF License Agreement, UFRF is entitled to terminate the UF License Agreement under certain conditions relating to our breach of any material obligations thereunder or to any bankruptcy event of our company. We are permitted to terminate the UF License Agreement at any time upon 60 days written notice to UFRF, which notice shall include a statement of reasons for the termination.

On July 15, 2015, we entered into a License Agreement (as amended, the “USF License Agreement”) with the University of South Florida Research Foundation, Inc. (“USFRF”) pursuant to which USFRF granted us an exclusive worldwide license to certain modifications of the PECO technology which are not currently in use in our air purifier products. The USF License Agreement shall continue in force and effect through the date on which no Licensed Parent (as defined in the USF License Agreement) remains an enforceable patent.
In connection with the USF License Agreement, we paid a license issue fee of $30,000 to USFRF, and a $1,000 minimum royalty payment for 2022. Additionally, we agreed to pay USFRF a royalty as follows:
(i)
For a cumulative earned royalty basis up to and including $10,000,000:

a.
One percent for Net Sales of Licensed Products (as defined in the USF License Agreement), for each product, on a country-by-country basis;

b.
One percent for Net Sales of Licensed Processes (as defined in the USF License Agreement), for each process, on a country-by-country basis; and

c.
One percent for Net Sales of all other Licensed Products and Licensed Processes (as such terms are defined in the USF License Agreement).

(ii)
For a cumulative earned royalty basis greater than $10,000,000 up to and including $50,000,000:

a.
Three quarters of one percent for Net Sales of Licensed Products, Licensed Processes and all other Licensed Products and Licensed Processes (each, as defined in the USF License Agreement), for each product or process (as applicable), on a country-by-country basis; and

b.
Three quarters of one percent for Net Sales of all other Licensed Products and Licensed Processes (as such terms are defined in the USF License Agreement).

(iii)
For a cumulative earned royalty basis greater than $50,000,000:

a.
half of one percent for Net Sales of Licensed Products and Licensed Processes (each, as defined in the USF License Agreement), for each product or process (as applicable), on a country-by-country basis; and

b.
half of one percent for Net Sales of all other Licensed Products and Licensed Processes (as such terms are defined in the USF License Agreement).

Under the USF License Agreement, USFRF is entitled to terminate the USF License Agreement under certain conditions relating to our breach of any material obligations thereunder or to any bankruptcy event of our company. We are permitted to terminate the USF License Agreement at any time upon 60 days written notice to USFRF.
Seasonality
Our business is seasonal. Historically, we have experienced higher revenue in the fourth quarter compared to other quarters due in large part to seasonal holiday demand. We also have experienced increased sales as a result of California wildfires, the peak season for which usually occurs between July and November of each year.
Human Capital Resources
We have a strong team of employees who contribute to our success. As of June 30, 2022, we had 83 full-time employees, the majority of them based at our headquarters.
To date, we have not experienced any work stoppages and consider our relationship with our employees to be in good standing. None of our employees are subject to a collective bargaining agreement or are represented by a labor union.
Our board of directors oversees matters relating to managing our human capital resources. Our human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. We believe we offer competitive compensation and benefits packages, the principal purposes of which are to attract, retain and motivate our employees.
Competition
As a result of the ongoing global COVID-19 pandemic and other factors implicated by climate change, including seasonal wildfires in California, we believe that consumers in the United States and across the world are, and will continue to be, increasingly aware of and focused on the air quality of their surrounding environments. The air purification industry is characterized by intense competition and rapid technological change, and we compete with other companies, including Blueair, a brand owned by Unilever PLC, Dyson and Levoit, on a variety of factors, including price, product features and services. As we introduce new products, as the air purification market or our business evolves, or as other companies introduce new products, services or technologies, we may become subject to additional competition in the United States and in other countries.
Many competitors have longer operating histories, larger customer bases, and greater financial, research and development, technical, marketing and sales and personnel resources than we do. Given their capital resources, larger companies that compete or may compete with Molekule in the future, are better positioned relative to Molekule to substantially increase their manufacturing capacity, research, and development and marketing efforts or to withstand any significant reduction in orders by customers. Such larger companies typically have broader and more diverse product lines and market focus and thus are not as susceptible to downturns or seasonality in a particular market. In addition, some of our competitors have been in operation much longer than we have been and therefore may have more longstanding and established relationships with current and potential customers, established sales and distribution networks, significant goodwill, and global name recognition. While the air purification industry is characterized by intense competition and rapid technological change, we believe that we compete effectively due to our unique patented PECO technology and product features and range of air purification solutions offered.
Facilities
Our corporate headquarters are located in San Francisco, California, in a facility of approximately 38,000 square feet. Our current lease, entered into in February 2019, and as amended in August 2019 and further amended in January 2021, expires in September 2026, with the option to extend the term of the lease for an additional five years. We also lease manufacturing facilities in Lakeland, Florida, consisting of 6,462 square feet of warehouse space and 738 square feet of office space. The lease in Lakeland, Florida was entered into in November 2018 and has a term of 60 months. The Lakeland, Florida lease is expected to expire in November 2023, though it contains an option to renew for two terms of three years each. We believe that our current facilities are adequate for our current needs and that we will be able to obtain additional space on commercially reasonable terms if needed.
Government Regulations
Our products are being designed and engineered to exceed the rigorous standards set by the FDA for Class II medical devices used for interior air sterilization and disinfection products. During the year ended December 31, 2021 and as of the date of the filing of this proxy statement/prospectus, our air purifiers are permitted to be marketed for use pursuant to and for the duration of the FDA Enforcement Policy for Sterilizers, Disinfectant Devices, and Air Purifiers during the Coronavirus Disease 2019 (COVID-19) Public Health Emergency (the “Policy”). The Policy is only intended to remain in effect for the duration of the public health emergency related to COVID-19. In December 2021, the FDA issued the draft Transition Plan for Medical Devices That Fall Within Enforcement Policies Issued During the Coronavirus Disease 2019 (COVID-19) Public Health Emergency (the “draft Transition Plan,” and the related transition plan once finalized, the “final Transition Plan”) for public comment which, among other things, proposes a 180-day transition period beginning on an undetermined implementation date and ending on the date that the Policy is withdrawn, at which time we will need to be in compliance with applicable statutory and regulatory requirements. The draft Transition Plan provides that companies relying on the Policy, among other COVID-related FDA guidance, must submit and obtain acceptance of their 510(k) submissions prior to the expiration of the transition period in order to continue marketing and distributing devices following withdrawal of the Policy. The final Transition Plan ultimately published by the FDA may deviate, potentially significantly, from the draft Transition Plan and it is therefore impossible to know exactly how the final Transition Plan will impact our business and regulatory compliance requirements.
While we have received 510(k) clearance for each of our Air Mini+, Air Pro and Air Pro RX products in March 2021, April 2020 and September 2021, respectively, we remain subject to continuing regulation by the FDA, as well as by other federal and state authorities.
The FDA regulates the development, design, manufacturing, safety, effectiveness, labeling, packaging, storage, installation, servicing, recordkeeping, clearance, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the Federal Food, Drug, and Cosmetic Act (“FDCA”).
After an air purification product is cleared for marketing as a medical device, numerous and pervasive regulatory requirements continue to apply. These include:
•
establishment registration and device listing with the FDA;

•
requirements that manufacturers, including third-party manufacturers, follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•
labeling and marketing regulations, which require that promotion is truthful, not misleading, fairly balanced and provide adequate directions for use and that all claims are substantiated;

•
clearance of a new 510(k) premarket notification for modifications to 510(k) cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of the device;

•
medical device reporting regulations, which require that a manufacturer report to the FDA information that reasonably suggests a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•
correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•
complying with the federal law and regulations requiring Unique Device Identifiers on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database;

•
the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations if the FDA finds that there is a reasonable probability that the device would cause serious, adverse health consequences or death; and

•
post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

The manufacturing processes related to our products are required to comply with applicable regulations covering the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distributions, installation and servicing of finished devices intended for human use. Regulations also require, among other things, maintenance of a device master record, device history file and complaint files. As a manufacturer, each of IAC’s and Columbus Industries’ records and manufacturing processes are subject to periodic scheduled or unscheduled inspections by the FDA. Any failure by any our third-party manufacturers to maintain compliance with applicable regulatory requirements could result in the shutdown of, or restrictions on, its manufacturing operations and the recall or seizure of our products. The discovery of previously unknown problems with our devices could result in restrictions on the device, including the inability to market the device for its intended use or voluntary or mandatory device recalls.
The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:
•
warning letters, untitled letters, fines, injunctions, consent decrees and civil penalties;

•
recalls, withdrawals or administrative detention or seizure of our devices;

•
operating restrictions or partial suspension or total shutdown of production;

•
refusal to grant export or import approvals for our products; or

•
criminal prosecution.

Environmental Matters
We are subject to various environmental, health and safety laws, regulations and permitting requirements, including those governing the emission and discharge of hazardous materials into ground, air or water; noise emissions; the generation, storage, use, management and disposal of hazardous and other waste; the import, export and registration of chemicals; the cleanup of contaminated sites; and the health and safety of our employees. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on our operations. The operation of our Lakeland, Florida facility, however, entails risks in these areas. Significant expenditures could be required in the future to comply with environmental or health and safety laws, regulations or other requirements. Certain of these compliance requirements are imposed by our customers, who at times require us to be registered with U.S. health or safety regulatory agencies, whether on the federal or state level.
Under environmental laws and regulations, we are required to obtain environmental permits from governmental authorities for certain operations.
In the European marketplace, among others, electrical and electronic equipment is required to comply with the Directive on Waste Electrical and Electronic Equipment of the EU, which aims to prevent waste by encouraging reuse and recycling, and the EU Directive on Restriction of Use of Certain Hazardous Substances, which restricts the use of various hazardous substances in electrical and electronic products. Our products and certain components of such products “put on the market” in the EU (whether or not manufactured in the EU) are subject to these directives. Additionally, we are required to comply with certain laws, regulations and directives governing chemicals, including the U.S. Toxic Substances Control Act, Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”), the Restriction of Hazardous Substances Directive (“RoHS”) and Classification, Labelling and Packaging Regulation (“CLP”) in the EU. These and similar laws and regulations require, among others, the registration, evaluation, authorization and labeling of certain chemicals that we use and ship.
Legal Proceedings
From time to time, we may be involved in various disputes and litigation matters that arise in the ordinary course of business. We are currently not a party to any material legal proceedings.

MOLEKULE MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our results of operations and financial condition. The discussion should be read in conjunction with our audited consolidated financial statements included elsewhere in this information statement/prospectus. This discussion contains forward-looking statements based upon our current expectations, estimates and projections, and involves numerous risks and uncertainties. Actual results may differ materially from those contained in any forward-looking statements due to, among other considerations, the matters discussed in the sections titled “Risk Factors — Risks Related to Molekule’s Business” and “Cautionary Statement Regarding Forward-Looking Statements.”
Unless otherwise indicated or the context otherwise requires, references in this “Molekule Management’s Discussion and Analysis of Financial Condition and Results of Operations” section to “Molekule,” “we,” “us,” “our” and other similar terms refer to Molekule, Inc. prior to the Merger.
Overview
Molekule was founded in 2014 by Dr. Yogi Goswami, his son, Dilip Goswami, and daughter, Jaya Rao, to address the adverse impacts of polluted air and a void in the market for purification, and with the goal of using the power of science to destroy indoor air pollution. Our mission is to deliver clean air to everyone, everywhere.
Molekule produces and sells air purification devices that can be used by both consumer and commercial users. These air purifiers incorporate Molekule’s patented technology, photoelectrochemical oxidation (“PECO”), to capture and destroy a wide range of organic material, such as bacteria, viruses, mold, and volatile organic compounds (“VOCs”). PECO technology utilizes a proprietary catalyst, UV light and filtration media, to capture large particles and destroy pollutants such as microscopic organic material one thousand times smaller than what high-efficiency particulate air (“HEPA”) filter standards test for. This technology is the result of 25 years of research initially conducted by Dr. Goswami and continued at the University of Florida and the University of South Florida.
Molekule currently offers three products: the Air Mini+, Air Pro and Air Pro Rx. The Air Mini+ air purifier is primarily intended for consumer markets. The Air Pro is a more powerful air purifier primarily intended for larger indoor areas or for commercial use. The Air Pro Rx is designed for commercial and industrial use and is intended for critical environments of over 600 square feet. The filters in Molekule’s current air purifiers are intended to be replaced every six months, though some of our older air purifiers have differing replacement cadences. Molekule sells filter replacements through both automatically recurring subscriptions and à la carte. Molekule’s Air Mini+, Air Pro and Air Pro Rx air purifiers have also received 510(k) clearances from the FDA as Class II medical devices for the capture and destruction of certain pollutants, as well as bacteria and viruses.
Impact of COVID-19 and Other World Events
We continue to operate our business through the ongoing COVID-19 pandemic and have taken additional precautions to ensure the safety of our employees, customers, and vendors with which we operate. The COVID-19 pandemic has disrupted our third-party manufacturers and supply chain, and therefore our ability to fulfill orders for our products, which has resulted in a continuing negative impact on our operating results. We continue to experience various supply chain constraints due to the pandemic, such as significant delays in receiving international shipments of our air purifiers, which could lead to delays in shipment of our products to our customers. For example, as a result of the ongoing COVID-19 pandemic, we have experienced significant delays in receiving shipments of our air purifiers from Malaysia to our facility in Fremont, California, as shipping times have increased from approximately 35 days before March 2020, up to approximately 150 days during the first quarter of 2021, to approximately 90 days currently. Furthermore, if significant portions of our workforce or the workforce of our third-party manufacturers are unable to work effectively, including because of illness, quarantines, government actions, facility closures, remote working or other restrictions in connection with the COVID-19 pandemic, our operations will likely be adversely impacted.

General economic and political conditions such as recessions, rising interest rates, fuel prices and inflation, foreign currency fluctuations, international tariffs, social, political and economic risks and acts of war or terrorism (including, for example, the ongoing military conflict between Ukraine and Russia and the economic sanctions related thereto), have added uncertainty in the timing of customer orders and customer demand for our products and contributed to supply chain constraints, each of which has ultimately impacted our profitability. Additionally, uncertain economic conditions may affect our customers’ discretionary income and willingness to purchase our air purifiers, which could impact our net revenue.
Components of Results of Operations
Net Revenue
Net revenue is primarily derived from sales of our Air Mini+ and Air Pro air purifiers and related products. For the year ended December 31, 2021, Molekule’s revenue was also generated from sales of our Air model air purifier and related products. We also provide replacement filters for these products on a subscription basis or through as-needed single purchases. We primarily sell our products through two channels: business-to-consumer sales and business-to-business sales, with our business-to-consumer sales making up approximately 75% and 73% of our total sales in 2021 and 2020, respectively. Our net revenue takes into account the impact of sales returns, taxes, discounts and allowances on our air purifiers and related products. We expect net revenue to reflect a product mix shift into filter subscriptions as sales of our purifiers continue to increase on top of an existing sales base of over 350,000 purifiers.
Cost of Revenue
Our cost of revenue consists of product costs, including costs of contract manufacturers for production; shipping and handling, as well as duties and fees; changes in commodity prices; warranty replacement; packaging and fulfillment costs; equipment depreciation; warehousing, hosting, and write-downs of excess and obsolete inventory; certain allocated costs related to management, facilities, and personnel-related expenses; and other expenses associated with supply chain logistics. We expect our cost of revenue to continue to vary from period to period due to inflation and supply chain constraints across our global supplier and transportation network as a result of the factors described above.
Gross Profit
Our gross profit is net revenue less cost of revenue. Our gross profit is expected to continue to vary from period to period due to the mix of products sold to customers, new product introductions, the mix of sales channels, and efforts to optimize our operational costs. Other factors affecting our gross profit include changes to freight and material cost, as well as increased promotional discounting.
Operating Expenses
Our operating expenses consist primarily of general, administrative, and research and development (“R&D”) expenses, sales, marketing and advertising expenses and restructuring and other impairment charges. General, administrative, research and development expenses are the most significant component of operating expenses.
General, administrative and R&D expenses — General, administrative and R&D expenses consist primarily of personnel-related costs for employees engaged in these activities, as well as e-commerce platform fees and rent and office-related expenses.
Sales, marketing and advertising expenses — Sales, marketing and advertising expenses consist primarily of digital and other advertising and marketing expenses associated with promoting our products and services.
Restructuring and other impairment charges — From time to time, we recognize restructuring charges in connection with certain exit and disposal activities including for employee termination costs, long-lived asset impairment and other exit-related costs. During the year ended December 31, 2021, our restructuring and other impairment charges primarily related to the discontinuance of our Air and Air Mini Basic purifier models, and a one time employee severance charge from a reduction in workforce. Refer to Note 14 to our audited consolidated financial statements included elsewhere in this information statement/prospectus for additional information.
Other Income (Expense)
Our other income (expense) consists primarily of other income, other expense and interest expense. Interest expense is the most significant component of other income (expense).
Other income primarily consists of income from grants from the U.S. Department of Defense.
Other expense primarily consists of local and state sales tax.
Interest expense primarily consists of interest incurred under our outstanding debt.
Income Taxes
Provision for income taxes consists of an estimate of federal and state income taxes based on enacted federal and state tax rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities and changes in tax law. Due to the level of historical losses, we have recorded a valuation allowance to fully offset the U.S. federal and state deferred tax assets, because we cannot conclude that it is more likely than not that these future benefits will be realized. We do not believe that there is objectively verifiable evidence that the improvement in our results of operations is sustainable to support the release of the remaining valuation allowance.
Results of Operations
	Years Ended December 31,
	2021	2020
Net revenue	$76,052,125	$93,729,540
Cost of revenue	(51,508,445)	(54,906,156)
Gross profit	24,543,680	38,823,384
Operating expenses
General, administrative, research and development	58,767,236	47,300,270
Sales, marketing and advertising	23,031,279	21,286,350
Restructuring and other impairment charges	4,745,057	—
Total operating expenses	86,543,572	68,586,620
Operating loss	(61,999,892)	(29,763,236)
Other income (expense)
Other income	891,167	256,755
Other expense	(143,982)	(458,685)
Interest expense	(2,899,760)	(635,987)
Total other expense	(2,152,575)	(837,917)
Loss, before income tax provision	(64,152,467)	(30,601,153)
Income tax provision	—	—
Net loss	$(64,152,467)	$(30,601,153)

Comparison of Years Ended December 31, 2021 and 2020
The following table summarizes our results of operations for each of the periods presented:
	Years Ended December 31,		Change
	2021	2020	$	%
Net Revenue	$76,052,125	$93,729,540	(17,677,415)	(18.9)
Cost of revenue	(51,508,445)	(54,906,156)	(3,397,711)	(6.2)
Gross profit	24,543,680	38,823,384	(14,279,704)	(36.8)
Operating expenses
General, administrative, research and development	58,767,236	47,300,270	11,466,966	24.2
Sales, marketing and advertising	23,031,279	21,286,350	1,744,929	8.2
Restructuring and other impairment charges	4,745,057	—	4,475,057	*
Total operating expenses	86,543,572	68,586,620	17,956,952	26.2
Operating loss	(61,999,892)	(29,763,236)	32,236,656	108.3
Other income (expense)
Other income	891,167	256,755	634,412	247.1
Other expense	(143,982)	(458,685)	(314,703)	(68.6)
Interest expense	(2,899,760)	(635,987)	(2,263,773)	355.9
Total other expense	(2,152,575)	(837,917)	(1,314,658)	156.9
Loss, before income tax provision	(64,152,467)	(30,601,153)	(33,351,314)	109.6
Income tax provision	—	—	—	—
Net loss	$(64,152,467)	$(30,601,153)	(33,551,314)	109.6

*
Percentage is not meaningful.

Net Revenue
Our net revenue decreased by $17.7 million from $93.7 million for the year ended December 31, 2020, to $76.1 million for the year ended December 31, 2021. The decrease was primarily due to a significant increase in purifier sales during the year ended December 31, 2020, as a result of the initial COVID-19 surge and a severe fire season, which did not recur during the year ended December 31, 2021. During the year ended December 31, 2021, we noted a double-digit increase in filter sales as consumers are renewing their filters roughly every 6 months after purchase.
Cost of Revenue
Our cost of revenue decreased by $3.4 million from $54.9 million for the year ended December 31, 2020, to $51.5 million for the year ended December 31, 2021. The decrease was lower relative to the decrease in our net revenue from period to period and was primarily due to an increase in freight and warehousing costs, inventory write off for discontinued products and increased depreciation expense from machinery placed in service during the year ended December 31, 2021.
General, administrative, research and development
Our general, administrative, research and development expenses increased by $11.5 million from $47.3 million for the year ended December 31, 2020, to $58.8 million for the year ended December 31, 2021. The increase was primarily due to growth in our average headcount and higher e-commerce platform development fees during the year ended December 31, 2021.

Sales, marketing and advertising
Our sales, marketing and advertising expenses increased by $1.7 million from $21.3 million for the year ended December 31, 2020, to $23.0 million for the year ended December 31, 2021. The increase was primarily due to higher television and radio expenses associated with advertising campaigns during the year ended December 31, 2021.
Restructuring and other impairment charges
We recorded restructuring and other impairment charges of $4.7 million for the year ended December 31, 2021. The recognition of restructuring and other impairment charges for the year ended December 31, 2021 was primarily due to the discontinuance of our Air and Air Mini Basic product line, and a one time employee severance charge as a result of certain reductions in our workforce.
Interest Expense
Our interest expense increased by $2.3 million from $0.6 million for the year ended December 31, 2020, to $2.9 million for the year ended December 31, 2021. The increase was primarily due to interest accrued in connection with our mezzanine term loan, which was entered into in March 2021.
Net Loss
Our net loss increased by $33.6 million from $30.6 million for the year ended December 31, 2020, to $64.2 million for the year ended December 31, 2021, due to the factors described above.
Liquidity and Capital Resources
Sources of Liquidity and Funding Requirements
We incurred operating losses and operating cash outflows in 2021 and 2020 and had an accumulated deficit as of the year ended December 31, 2021. From incorporation, we have financed our operations, capital expenditures, and working capital needs through the issuance of convertible redeemable preferred stock, Simple Agreements for Future Equity (“SAFEs”) and debt financing.
In order to support our strategy and build a sustainable organization, we implemented certain structural changes to restructure our business during 2021. We are optimistic about the impact of our actions to restructure the business; however, there can be no assurances we can successfully increase revenues or improve operating cash flow. We evaluated our financial condition as of December 31, 2021, and determined it is probable that, without consideration of a remediation plan to refinance existing debt facilities and raise new sources of capital, we would be unable to meet repayment obligations and the ongoing working capital shortfall in the next twelve months, and there is uncertainty about our ability to continue as a going concern. The conditions identified above raise substantial doubt about our ability to continue as a going concern for at least twelve months from the issuance date of the audited consolidated financial statements contained elsewhere in this information statement/prospectus.
We will require additional funds to respond to business challenges and opportunities, including the need to provide working capital, develop new features or enhance our products, expand our manufacturing capacity, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we expect to engage in equity or debt financings to secure additional funds, including the preferred stock financing described in more detail below.
Preferred Stock
Subsequent to December 31, 2021, in order to address our cash needs, in May 2022, our board of directors and stockholders approved a capital raise that authorized us to issue up to $40.0 million of shares of Series 1 preferred stock at a per share purchase price of $0.3889. The capital raise resulted in a 10:1 reverse stock split of our then outstanding shares of common stock. Additionally, each ten shares of our then outstanding shares of preferred stock were also concurrently converted into one share of common stock. The reverse stock split was effected without a change in the par value of the shares. We completed the initial closing of the capital raise through the sale and issuance of 57,084,078 shares of Series 1 preferred stock for a total consideration of approximately $22.2 million in May 2022. As a result of this capital raise, all of the SAFEs outstanding were immediately converted into an aggregate of 20,571,841 shares of common stock. In August 2022, we closed an additional sale and issuance of 7,230,189 shares of Series 1 preferred stock for a total consideration of approximately $2.8 million.
In October 2022, we commenced an equity financing for a minimum of $5 million and up to $7 million of our Series 1 preferred stock at the original issue price of the Series 1 preferred stock. In connection with this equity financing, Foundry Group Next, L.P. has irrevocably committed to purchase for cash up to $5 million of the shares to be issued by us in the equity financing.
Debt and Financing Arrangements
Senior Term Loan.   In June 2016, we entered into a Loan and Security Agreement with Silicon Valley Bank (“SVB”) for a loan for maximum borrowings of $1.0 million, which bore interest at 5% during 2020 and was repaid during 2020 at its maturity.
In September 2019, we amended the Loan and Security Agreement with SVB to add a new term loan (the “Senior Term Loan”) and a revolving line of credit (the “Revolving Credit Facility”), which is described in more detail below. The Senior Term Loan was originally for maximum borrowings of $5.0 million, and bears interest at a rate equal to the greater of (x) the Prime rate plus 1% or (y) 4.25%. The original maturity date for the Senior Term Loan was December 2022.
In June 2020, we amended the Senior Term Loan to increase the principal to $5.1 million and extend the maturity date to December 31, 2023 with monthly installments of principal payments commencing on January 1, 2021. As part of the amended Senior Term Loan, we had an option to borrow an additional $2.5 million of term debt that, if drawn, would be due on March 1, 2024 with monthly payments of principal commencing on April 1, 2021. We borrowed this $2.5 million in December 2020. The interest rate of the Senior Term Loan was 4.25% as of both December 31, 2021 and 2020. As of December 31, 2021, the outstanding principal balance under the Senior Term Loan was $5.3 million.
The Loan and Security Agreement contains customary representations and warranties, affirmative and negative covenants (including financial covenants), events of default, and termination provisions. The financial covenants include requirements to maintain a minimum cash balance of $2.5 million, a liquidity ratio of 1.50:1.00 and to meet set quarterly revenue targets. As of December 31, 2021, we were not in compliance with the adjusted quick ratio and revenue financial covenants in the Senior Term Loan; however, subsequent to December 31, 2021, in May 2022, and most recently on October 1, 2022, we obtained waivers from SVB as well as amendments to the financial covenants.
Revolving Credit Facility.   As described above, in connection with the September 2019 amendment to our Loan and Security Agreement with SVB, we entered into the Revolving Credit Facility, which originally allowed for a maximum borrowing of $5.0 million, calculated based on our eligible receivable and inventory balances. The original maturity date of the Revolving Credit Facility was February 2020. The Revolving Credit Facility bears interest based on a range of rates from the Prime rate to 5.25%.
In March 2020, the maturity date on the Revolving Credit Facility was extended to March 31, 2021. In June 2020, the Revolving Credit Facility was further amended to increase the availability of the maximum borrowing capacity from $5.0 million to $15.0 million. In March 2021, the Revolving Credit Facility was further amended to extend the maturity date from March 31, 2021 to March 31, 2023. The availability of the Revolving Credit Facility continues to be calculated based on eligible accounts receivable and inventory balances. As of December 31, 2021, there was no amount drawn on the Revolving Credit Facility, given that we were in violation of certain covenants as described above. The Revolving Credit Facility was terminated in May 2022.
Facility Term Loan.   In June 2020, we entered into a Facility Term Debt Agreement (the “Facility Term Loan”) with Trinity Capital Inc. (“Trinity”) for the ability to draw down up to $5.6 million related to funding our equipment build out of our filter manufacturing plant. We drew down $2.9 million in June 2020, $0.6 million in September 2020, $0.9 million in December 2020 and $0.5 million in August 2021. The principal payments for the amounts drawn are due over a 42-month period following the month that the amount is drawn with the last two months’ payments due at the inception of the loan. At the end of the term, Trinity also requires us to pay down an additional 10% of the total term draw down amount, which results in an additional payment of $0.4 million in total for all the draws. This additional payment is being accreted to the total outstanding amount over the term of the Facility Term Loan and resulted in an incremental $0.2 million of long-term debt to Trinity as of December 31, 2021. The interest rate on the Facility Term Loan for each of the years ended December 31, 2021 and 2020 was 14.6%. As of December 31, 2021, the outstanding principal balance under the Facility Term Loan was $3.6 million.
Mezzanine Term Loan.   In March 2021, we entered into a Mezzanine Loan and Security Agreement with SVB, pursuant to which SVB issued to us a $30.0 million mezzanine term loan (the “Mezzanine Term Loan”). The Mezzanine Term Loan bears interest at a floating rate per annum equal to the greater of (x) the Prime rate plus 6.00% or (y) 9.25%. Interest is calculated on the basis of a 360-day year. The Mezzanine Term Loan matures in March 2025 with monthly payments due on the first of each calendar month beginning April 2023. Payments will bear interest only for the first 24 months. Contemporaneously with the borrowing under the Mezzanine Term Loan, we issued warrants to SVB to purchase 409,750 shares of common stock. As of December 31, 2021, the outstanding principal balance under the Mezzanine Term Loan was $30.0 million.
Recent Accounting Pronouncements
For a description of recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on our consolidated financial statements, see Note 2 in the notes to our audited consolidated financial statements included elsewhere in this information statement/prospectus.
Critical Accounting Policies and Estimates
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. We evaluated the development and selection of our critical accounting policies and estimates and believe that the following involve a higher degree of judgement or complexity and are most significant to reporting our results of operations and financial position and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgements used in the preparation of our consolidated financial statements. Actual results could differ materially from those estimates and assumptions, and those differences could be material to our consolidated financial statements.
We re-evaluate our estimates on an ongoing basis. For information on our significant accounting policies, refer to Note 2 — Summary of Significant Accounting Policies to our audited consolidated financial statements contained elsewhere in this information statement/prospectus.
Revenue
We primarily sell our products through two channels: business-to-consumer sales and business-to-business sales. We generate substantially all our revenue from sales contracts with customers. While we enter into separate sales contracts with each customer, all sales contracts are similarly structured. These contracts create an obligation to transfer our product to the customer. The air purifiers and filters are separate performance obligations. We allocate the transaction price to filters based upon their standalone sales price. The transaction price allocated to an air purifier is estimated based on the residual method, as the air purifiers do not have an established standalone sales price and are never sold without filters.
All performance obligations are satisfied within one year; therefore, costs to obtain contracts are expensed as incurred. There is no financing component because we expect, at a contract’s inception, the period between when we transfer product to the customer and when the customer pays for the product will be less than one year; we are entitled to payment at point of sale. We define net revenues as revenues, net of sales returns, taxes, discounts and allowances. Sales terms allow for the right of return and we have recorded a related reserve based on historical as well as post year end activity. Customers may, for any reason, return the product within 30 days for a full refund, excluding shipping charges. We establish a liability for expected returns representing the amount of consideration we do not expect to be entitled to because it will be refunded to customers. The refund liability is remeasured at each reporting date to reflect changes in the estimate, with a corresponding adjustment to revenue.
During the year ended December 31, 2020, we entered into contracts with various business-to-business customers that allowed for the customers to be paid a marketing fund discount based on transaction volume. These arrangements are not distinct from the related revenue generating transaction and are therefore recorded as a reduction in revenue as the sales occur. Any upfront payments made to these customers by us are recorded as a current asset and recognized as an off-set to revenue as the related sales occur.
We satisfy the performance obligations and record revenues when transfer of control has passed to the customer, based on the terms of sale. A customer is considered to have control once they are able to direct the use and receive substantially all of the benefits of the product. For all domestic sales and sales made in Canada, we determine that a customer obtains control of the product upon shipment. For all sales to customers in Japan and South Korea, we determine that a customer obtains control of the product when the product has cleared customs. This is when the title of the product and risk of loss transfers to the customer.
Sales taxes collected from customers are not recorded within revenue and are remitted to the taxing authorities periodically. Shipping and handling are recorded in revenue and cost of revenue in our consolidated statement of operations and are charged to customers at varying rates.
Stock-Based Compensation
Our stock-based awards consist of restricted stock awards and stock options. For stock-based awards issued to employees and non-employees, we measure the estimated fair value of the stock-based award on the date of grant and recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. We issue stock-based awards with only service-based vesting conditions and record the expense for these awards using the straight-line method. We have not issued any stock-based awards with market-based vesting conditions. We account for forfeitures as they occur. We classify stock-based compensation expense in our consolidated statement of operations in the same manner in which the award recipient’s cash compensation costs are classified.
The fair value of each restricted stock award is determined based on the number of shares granted and the value of Molekule’s Common Stock on the date of grant.
Redeemable Convertible Preferred Stock
Our shares of preferred stock are assessed at issuance for classification as debt or equity and redemption features requiring bifurcation. We present as temporary equity any stock which (i) we undertake to redeem at a fixed or determinable price on the fixed or determinable date or dates, whether by operation of a sinking fund or otherwise; (ii) is redeemable at the option of the holders; or (iii) has conditions for redemption that are not solely within our control. Shares of our preferred stock are redeemable upon a “Deemed Liquidation Event,” which we have determined is not solely within our control and thus have classified the shares of preferred stock as temporary equity until such time as the conditions are removed or lapse.
Fair Value Measurements
Certain of our assets and liabilities are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable.
Level 1 — Quoted prices in active markets for identical assets or liabilities.
Level 2 — Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.
We record our warrants and SAFEs at fair value and categorize them as Level 3 instruments based upon the level of judgment associated with the inputs used to measure fair value. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risk inherent in the inputs to the model.
Warrants
Freestanding warrants for shares of convertible redeemable preferred stock that have characteristics that require the warrants to be accounted for as a liability (“Liability Warrants”) are included in accrued expenses and other current liabilities on our consolidated balance sheet. The Liability Warrants are subject to remeasurement at each balance sheet date, and any change in fair value is recognized as a component of other income (expense). We will adjust such warrant liability for changes in fair value until the earlier of (x) the exercise or expiration of the underlying warrants, or (y) the completion of an acquisition event, at which time all Liability Warrants will be exercised pursuant to a cashless exercise.
Freestanding warrants to purchase shares of common stock that have characteristics that require the warrants to be accounted for as equity (“Equity Warrants”) are included in additional paid in capital within stockholders’ equity. The Equity Warrants are subject to valuation at issuance and do not get remeasured subsequently. We will keep the value of the warrants issued until the exercise or expiration of the underlying warrants.
Income Taxes
Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established.
We account for uncertain tax positions recognized in our consolidated financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.
Restructuring
We recognize restructuring charges related to plans to exit a product line, exit a market and to realign corporate cost structure. In connection with these activities, we recognize restructuring charges for employee termination costs, long-lived asset impairment and other exit-related costs. A restructuring charge is assessed by our management team based upon certain quantitative and qualitative factors and material changes to the manner in which our business is conducted, and such factors include headcount reduction, product discontinuance revenue impact, and market impact.
Refer to Note 14 to our audited consolidated financial statements in this information statement/prospectus for further discussion of restructuring activities.

PRINCIPAL STOCKHOLDERS OF AEROCLEAN
The following table and notes thereto set forth certain information with respect to the beneficial ownership of the AeroClean Common Stock as of October 1, 2022, except as otherwise noted, by (i) each person who is known to AeroClean to beneficially own more than 5% of the outstanding shares of AeroClean Common Stock; (ii) each of AeroClean’s named executive officers, (iii) each of AeroClean’s directors; and (iv) all of AeroClean’s executive officers and directors as a group. Except as otherwise indicated, each stockholder named below has sole voting and investment power with respect to the shares of AeroClean Common Stock beneficially owned.
Unless otherwise noted below, the address of each beneficial owner listed in the table below is c/o AeroClean Technologies, Inc., 10455 Riverside Drive, Palm Beach Gardens, FL 33410. As of October 1, 2022, there were 15,496,932 shares of AeroClean Common Stock outstanding. In computing the number of shares of AeroClean Common Stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of AeroClean Common Stock issuable upon settlement of RSUs held by that person that are currently exercisable or that will become exercisable within 60 days of October 1, 2022. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders
Lewis Pell(1)	1,569,060	10.1%
Dateline TV Holdings, Inc.(2)	1,198,062	7.7%
Armistice Capital Master Fund Ltd.(3)	1,500,000	9.7%
Northeastern University(4)	1,500,000	9.7%
Named Executive Officers and Directors
Amin J. Khoury(5)	4,132,414	26.7%
David Helfet, M.D.(6)	770,107	5.0%
Mark Krosney	256,728	1.7%
Michael Senft(7)	50,483	*
Thomas P. McCaffrey(8)	199,130	1.2%
Heather Floyd(9)	12,621	*
Timothy J. Scannell(10)	—	—
Stephen M. Ward, Jr.(11)	—	—
Jason DiBona(12)	138,224	*
Ryan Tyler(13)	69,112	*
All Executive Officers and Directors as a Group (10 persons)	5,628,819	36.3%

*
Less than one percent.

(1)
Based solely on information reported in a Schedule 13G, filed with the SEC on February 14, 2022 by Mr. Pell. As reported in such filing, Mr. Pell has sole voting power with respect to 1,569,060 shares and sole dispositive power with respect to 1,569,060 shares.

(2)
Based solely on information reported in a Schedule 13G/A, filed with the SEC on May 11, 2022 by Dateline TV Holdings, Inc. As reported in such filing, Dateline TV Holdings Inc. has sole voting power with respect to 1,198,062 shares of AeroClean Common Stock and sole dispositive power with respect to 1,198,062 shares of AeroClean Common Stock. Timothy Helfet has voting and investment power over the shares of AeroClean Common Stock held by Dateline TV Holdings, Inc. The principal business address of Dateline TV Holdings, Inc. is 207 River Park Drive, Great Falls, VA 22006. Timothy Helfet is the brother of David Helfet.

(3)
The shares of AeroClean Common Stock reported herein are held by the Armistice Capital Master Fund Ltd. (the “Master Fund”) and may be deemed to be indirectly beneficially owned by (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund, and (ii) Steven Boyd, as the Managing Member of Armistice Capital. Armistice Capital and Steven Boyd disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. Excludes 1,500,000 shares of AeroClean Common Stock issuable upon the exercise of the Warrant, which is subject to beneficial ownership limitations that prohibit the Master Fund from exercising any portion of those warrants if such exercise would result in the Master Fund owning a percentage of outstanding AeroClean Common Stock exceeding 4.99% after giving effect to the issuance of AeroClean Common Stock in connection with the Master Fund’s exercise of any portion of such warrant. The address of the Master Fund is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

(4)
Based solely on information reported in a Schedule 13G, filed with the SEC on July 11, 2022 by Northeastern University. As reported in such filing, Northeastern University has sole voting power with respect to 1,500,000 shares of AeroClean Common Stock and sole dispositive power with respect to 1,500,000 shares of AeroClean Common Stock. The principal business address of Northeastern University is 360 Huntington Ave, Boston, MA 02115.

(5)
Includes 12,621 shares of AeroClean Common Stock underlying restricted stock units that vest within 60 days of October 1, 2022 and excludes 85,338 shares of AeroClean Common Stock underlying restricted stock units that do not vest within 60 days of October 1, 2022.

(6)
Includes 10,517 shares of AeroClean Common Stock underlying restricted stock units that vest within 60 days of October 1, 2022 and excludes 73,919 shares of AeroClean Common Stock underlying restricted stock units that do not vest within 60 days of October 1, 2022.

(7)
Includes 12,621 shares of AeroClean Common Stock underlying restricted stock units that vest within 60 days of October 1, 2022 and excludes 85,338 shares of AeroClean Common Stock underlying restricted stock units that do not vest within 60 days of October 1, 2022.

(8)
Includes 12,621 shares of AeroClean Common Stock underlying restricted stock units that vest within 60 days of October 1, 2022 and excludes 82,934 shares of AeroClean Common Stock underlying restricted stock units that do not vest within 60 days of October 1, 2022. Does not include 186,509 shares of AeroClean Common Stock held by the 2012 McCaffrey Family Trust.

(9)
Includes 12,621 shares of AeroClean Common Stock underlying restricted stock units that vest within 60 days of October 1, 2022 and excludes 82,934 shares of AeroClean Common Stock underlying restricted stock units that do not vest within 60 days of October 1, 2022.

(10)
Excludes 92,289 shares of AeroClean Common Stock underlying restricted stock units that do not vest within 60 days of October 1, 2022.

(11)
Excludes 92,000 shares of AeroClean Common Stock underlying restricted stock units that do not vest within 60 days of October 1, 2022.

(12)
Includes 138,224 shares of AeroClean Common Stock underlying restricted stock units that vest within 60 days of October 1, 2022 and excludes 298,636 shares of AeroClean Common Stock underlying restricted stock units that do not vest within 60 days of October 1, 2022.

(13)
Includes 69,112 shares of AeroClean Common Stock underlying restricted stock units that vest within 60 days of October 1, 2022 and excludes 161,938 shares of AeroClean Common Stock underlying restricted stock units that do not vest within 60 days of October 1, 2022.

PRINCIPAL STOCKHOLDERS OF MOLEKULE
The following table and notes thereto set forth certain information with respect to the beneficial ownership of the Molekule Common Stock as of October 1, 2022, except as otherwise noted, by (i) each person who is known to Molekule to beneficially own more than 5% of the outstanding shares of Molekule Common Stock; (ii) Molekule’s Chief Executive Officer and Chief Financial Officer; (iii) each of Molekule’s directors; and (iv) all of Molekule’s executive officers and directors as a group. Except as otherwise indicated, each stockholder named below has sole voting and investment power with respect to the shares of Molekule Common Stock beneficially owned.
Unless otherwise noted below, the address of each beneficial owner listed in the table below is c/o Molekule, Inc., 1301 Folsom Street, San Francisco, CA 94103. As of October 1, 2022, there were 92,964,129 shares of Molekule Common Stock outstanding (reflecting total issued and outstanding shares of Molekule Series 1 Preferred Stock on an as-converted basis and the redemption of all issued and outstanding shares of Molekule Series 2 Preferred Stock in connection with the Merger). In computing the number of shares of Molekule Common Stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of Molekule Common Stock subject to stock options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of October 1, 2022. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders
Foundry Group Next, L.P.(1)	37,172,891	40.0%
Entities associated with Crosslink(2)	17,531,896	18.9%
Entities associated with Uncork Capital(3)	12,675,177	13.6%
RPS Ventures(4)	6,574,926	7.1%
Named Executive Officers and Directors
Eric Chin(2)	17,531,896	18.9%
Brad Feld(1)	37,172,891	40.0%
Dilip Goswami(5)	711,324	*
Jonathan Harris(6)	623,998	*
Ritankar “Ronti” Pal	—	—
All Executive Officers and Directors as a Group (5 persons)	56,040,109	59.7%

*
Less than one percent.

(1)
Foundry Group Next, L.P. ( “Foundry”) is the holder of the Molekule Common Stock reported herein, and each of (i) Foundry’s general partner, FG Next GP, L.L.C. (“Foundry GP”) and (ii) Brad Feld, as managing director of Foundry GP, may be deemed to be indirect beneficial owners of such Molekule Common Stock. Foundry GP and Brad Feld disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. Excludes 29,999,999 shares of Molekule Series 2 Preferred Stock that are not convertible into shares of Molekule Common Stock pursuant to the terms of Molekule’s restated certificate of incorporation. The principal business address of Foundry is 645 Walnut St., Boulder, CO 80306.

(2)
Consists of the aggregate holdings of: (i) Crosslink Crossover Fund VII, L.P. (“Crossover VII”), (ii) Crosslink Crossover Fund VIII, L.P. and Crosslink Crossover Fund VIII-B, L.P., (collectively, the “Crossover VIII Funds”); (iii) Crosslink Endeavour Fund I, L.P., (“Crosslink Endeavour”); (iv) Crosslink Ventures VII, L.P. and Crosslink Ventures VII-B, L.P. (collectively, the “Crosslink Ventures Funds”); and (v) Crosslink Bayview VII, L.L.C. Crosslink Capital, Inc. (“Crosslink Inc.”) serves as the investment adviser of Crosslink Ventures Funds, Crosslink Bayview VII, LLC, Crossover VII and the Crossover VIII Funds, and has shared voting and investment control over the shares held by such entities and may be deemed to beneficially own the shares held by such entities. Excludes 10,999,995 shares of Molekule’s Series 2 Preferred Stock that are not convertible into shares of Molekule Common Stock pursuant to the terms of Molekule’s restated certificate of incorporation. Crosslink Capital Management, LLC (“Crosslink LLC”) serves as the investment adviser of Crosslink Endeavor and has shared voting and investment control over the shares held by such entity and may be deemed to be beneficially own the shares owned by such entity. The shares of Molekule Common Stock held by Crossover VII may be deemed to be indirectly beneficially owned by its general partner, Crossover Fund VII Management, L.L.C. The shares of Molekule Common Stock held by the Crossover VIII Funds may be deemed to be indirectly beneficially owned by their general partner, Crossover Fund VIII Management, L.L.C. The shares of Molekule Common Stock held by Crosslink Endeavour may be deemed to be indirectly beneficially owned by its general partner, Endeavour I Holdings, L.L.C. The shares of Molekule Common Stock held by the Crosslink Ventures Funds may be deemed to be indirectly beneficially owned by their general partner, Crosslink Ventures VII Holdings, L.L.C. The shares of Molekule Common Stock held by the Crosslink Bayview VII, LLC may be deemed to be indirectly beneficially owned by its manager, Crosslink Ventures VII Holdings, L.L.C. Michael J. Stark is the control person of Crosslink Inc. In that capacity, he shares voting and dispositive power over the shares held by Crossover VII, the Crossover VIII Funds, the Crosslink Ventures Funds, Crosslink Bayview VII, LLC, and may be deemed to beneficially own the shares held by such entities. Michael J. Stark, David R. Silverman, and Eric J. Chin, a member of the Molekule Board, are the control persons of Crosslink LLC, and in that capacity, they share voting and dispositive power over the shares held by Crosslink Endeavour, and may be deemed to beneficially own the shares held by such entity. Crosslink Inc and Crosslink LLC are related entities and may constitute a group with respect to the shares. Those entities and their control persons may be deemed to beneficially own the shares beneficially held by Crossover VII, the Crossover VIII Funds, the Crosslink Ventures Funds, Crosslink Bayview VII, LLC, and Crosslink Endeavour. The aforementioned general partners, Michael J. Stark, David R. Silverman and Eric Chin, disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The principal business address of the foregoing entities is 2180 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
(3)
Consists of the aggregate holdings of: (i) SoftTech VC IV, LP; (ii) SoftTech VC PLUS, LP; and (iii) Uncork Plus II LP. Excludes 5,399,997 shares of Molekule Series 2 Preferred Stock that are not convertible into shares of Molekule Common Stock pursuant to the terms of Molekule’s restated certificate of incorporation. The shares of Molekule Common Stock held by the foregoing entities may be deemed to be indirectly beneficially owned by (i) their general partners, respectively, SoftTech VC IV, LLC, SoftTech VC PLUS, LLC and Uncork Plus II GP, LLC (collectively, the “Uncork GPs”) and (ii) Jean-Francois Clavier, the managing member of each of the Uncork GPs. The Uncork GPs and Jean-Francois Clavier disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The principal business address of the foregoing entities is c/o Uncork Capital, 500 2nd street, 3rd floor San Francisco, CA 94107.

(4)
Consists of the aggregate holdings of: (i) RPS Ventures I, L.P.; and (ii) RPS Sidecar Fund I, L.P. Excludes 3,999,998 shares of Molekule Series 2 Preferred Stock that are not convertible into shares of Molekule Common Stock pursuant to the terms of Molekule’s restated certificate of incorporation. The shares of Molekule Common Stock held by the foregoing entities may be deemed to be indirectly beneficially owned by (i) the general partner of each such entity, RPS Ventures GP LLC (the “RPS GP”), and (ii) Samantha Wang, the managing member of the RPS GP. The RPS GP and Samantha Wang disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The principal business address of the foregoing entities is 524 Hamilton Avenue, Palo Alto, CA 94301.

(5)
Consists of (i) 350,000 shares of Molekule Common Stock held by Mr. Goswami as of October 1, 2022, (ii) 345,403 shares underlying options to purchase shares of Molekule Common Stock that are fully vested as of October 1, 2022 and (iii) 15,921 shares underlying options to purchase shares of Molekule Common Stock that will vest within 60 days of October 1, 2022.

(6)
Consists of (i) 138,666 shares underlying options to purchase shares of Molekule Common Stock that are fully vested as of October 1, 2022 and (ii)(a) 485,332 shares of Molekule Common Stock that are exercisable within 60 days of October 1, 2022, (ii)(b) 260,000 of which are subject to repurchase by Molekule.

PRO FORMA PRINCIPAL STOCKHOLDERS OF COMBINED COMPANY
The following table and notes thereto give pro forma effect to the Merger and set forth certain information as of January 1, 2023 with respect to the anticipated beneficial ownership of the common stock of the Combined Company immediately after the Effective Time by (i) each person who is expected to beneficially own more than 5% of the outstanding shares of the Combined Company’s common stock; (ii) the expected executive officers of the Combined Company, (iii) the expected directors of the Combined Company; and (iv) all of the expected executive officers and directors of the Combined Company as a group. Except as otherwise indicated, each stockholder named below is expected to have sole voting and investment power with respect to the shares of the Combined Company’s common stock beneficially owned.
The table below assumes that immediately after the Effective Time, the Combined Company will have 30,836,589 shares of common stock outstanding (which further assumes that Foundry has purchased, prior to the Effective Time, up to $5 million of new equity securities to be issued by Molekule in connection with the Rights Offering). In computing the number of shares of common stock of the Combined Company beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock issuable upon settlement of RSUs currently held by, or to be issued following the Effective Time to (as applicable), certain persons in the below table that will vest, or would have vested if not for the lock-up described in “Comparison of Molekule Stockholder Rights Before and After the Merger — Stock Transfer Restrictions Applicable to Stockholders,” within 60 days of January 1, 2022. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders
Foundry Group Next, L.P.(1)	6,958,454	22.3%
Entities associated with Crosslink(2)	2,438,446	7.8%
Entities associated with Uncork Capital(3)	1,762,945	5.6%
Lewis Pell(4)	1,569,060	5.1%
Named Executive Officers and Directors
Amin J. Khoury(5)	4,132,414	13.4%
David Helfet, M.D.(6)	770,107	2.5%
Mark Krosney	256,728	*
Michael Senft(7)	50,483	*
Thomas P. McCaffrey(8)	199,130	*
Heather Floyd(9)	12,621	*
Timothy J. Scannell(10)	—	—
Stephen M. Ward, Jr.(11)	—	—
Brad Feld(1)	6,958,454	22.3%
Jason DiBona(12)	138,224	*
Ryan Tyler(13)	69,112	*
Jonathan Harris(14)	263,953	*
Ritankar “Ronti” Pal(15)	220,836	*
All Executive Officers and Directors as a Group (13 persons)	13,097,185	42.4%

*
Less than one percent.

(1)
Foundry is the holder of the Molekule Common Stock exchangeable into the shares of common stock of the Combined Company reported herein, and each of (i) Foundry GP and (ii) Brad Feld, as managing director of Foundry GP, may be deemed to be indirect beneficial owners of such shares of common stock of the Combined Company. Foundry GP and Brad Feld disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The amount reflected in the table (i) assumes Foundry’s purchase of 1,944,500 shares of Molekule Common Stock prior to the Effective Time pursuant to the Rights Offering for aggregate consideration of $5.0 million, and further assumes the exchange of such into shares of common stock of the Combined Company following the Effective Time, and (ii) excludes 29,999,999 shares of Molekule Series 2 Preferred Stock that are not convertible into shares of Molekule Common Stock, and therefore the shares of common stock of the Combined Company, pursuant to the terms of Molekule’s restated certificate of incorporation. The principal business address of Foundry is 645 Walnut St., Boulder, CO 80306.
(2)
Consists of the aggregate holdings of Molekule Common Stock exchangeable into the shares of common stock of the Combined Company reported herein of: (i) Crossover VII, (ii) the Crossover VIII Funds; (ii) Crosslink Endeavour; (iv) the Crosslink Ventures Funds; and (v) Crosslink Bayview VII, L.L.C. Crosslink Inc. serves as the investment adviser of Crosslink Ventures Funds, Crosslink Bayview VII, LLC, Crossover VII and the Crossover VIII Funds, and has shared voting and investment control over the shares held by such entities and may be deemed to beneficially own the shares held by such entities. Excludes 10,999,995 shares of Molekule’s Series 2 Preferred Stock that are not convertible into shares of Molekule Common Stock, and therefore shares of common stock of the Combined Company, pursuant to the terms of Molekule’s restated certificate of incorporation. Crosslink LLC serves as the investment adviser of Crosslink Endeavor and has shared voting and investment control over the shares held by such entity and may be deemed to be beneficially own the shares owned by such entity. The shares of common stock of the Combined Company to be held by Crossover VII may be deemed to be indirectly beneficially owned by its general partner, Crossover Fund VII Management, L.L.C. The shares of common stock of the Combined Company to be held by the Crossover VIII Funds may be deemed to be indirectly beneficially owned by their general partner, Crossover Fund VIII Management, L.L.C. The shares of common stock of the Combined Company to be held by Crosslink Endeavour may be deemed to be indirectly beneficially owned by its general partner, Endeavour I Holdings, L.L.C. The shares of common stock of the Combined Company to be held by the Crosslink Ventures Funds may be deemed to be indirectly beneficially owned by their general partner, Crosslink Ventures VII Holdings, L.L.C. The shares of common stock of the Combined Company to be held by the Crosslink Bayview VII, LLC may be deemed to be indirectly beneficially owned by its manager, Crosslink Ventures VII Holdings, L.L.C. Michael J. Stark is the control person of Crosslink Inc. In that capacity, he shares voting and dispositive power over the shares held by Crossover VII, the Crossover VIII Funds, the Crosslink Ventures Funds, Crosslink Bayview VII, LLC, and may be deemed to beneficially own the shares held by such entities. Michael J. Stark, David R. Silverman, and Eric J. Chin, a member of the Molekule Board, are the control persons of Crosslink LLC, and in that capacity, they share voting and dispositive power over the shares held by Crosslink Endeavour, and may be deemed to beneficially own the shares held by such entity. Crosslink Inc and Crosslink LLC are related entities and may constitute a group with respect to the shares. Those entities and their control persons may be deemed to beneficially own the shares beneficially held by Crossover VII, the Crossover VIII Funds, the Crosslink Ventures Funds, Crosslink Bayview VII, LLC, and Crosslink Endeavour. The aforementioned general partners, Michael J. Stark, David R. Silverman and Eric Chin, disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The principal business address of the foregoing entities is 2180 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(3)
Consists of the aggregate holdings of Molekule Common Stock exchangeable into the AeroClean Common Stock reported herein of: (i) SoftTech VC IV, LP; (ii) SoftTech VC PLUS, LP; and (iii) Uncork Plus II LP. Excludes 5,399,997 shares of Molekule Series 2 Preferred Stock that are not convertible into shares of Molekule Common Stock pursuant to the terms of Molekule’s restated certificate of incorporation. The shares of Molekule Common Stock held by the foregoing entities may be deemed to be indirectly beneficially owned by (i) the Uncork GPs and (ii) Jean-Francois Clavier, the managing member of each of the Uncork GPs. The Uncork GPs and Jean-Francois Clavier disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The principal business address of the foregoing entities is c/o Uncork Capital, 500 2nd street, 3rd floor San Francisco, CA 94107.

(4)
Based solely on information reported in a Schedule 13G, filed with the SEC on February 14, 2022 by Mr. Pell. As reported in such filing, Mr. Pell has sole voting power with respect to 1,569,060 shares and sole dispositive power with respect to 1,569,060 shares.

(5)
Includes 12,621 shares of AeroClean Common Stock underlying restricted stock units that vest within 60 days of January 1, 2023 and excludes 85,338 shares of AeroClean Common Stock underlying restricted stock units that do not vest within 60 days of January 1, 2023.

(6)
Includes 10,517 shares of AeroClean Common Stock underlying restricted stock units that vest within 60 days of January 1, 2023 and excludes 73,919 shares of AeroClean Common Stock underlying restricted stock units that do not vest within 60 days of January 1, 2023.

(7)
Includes 12,621 shares of AeroClean Common Stock underlying restricted stock units that vest within 60 days of January 1, 2023 and excludes 85,338 shares of AeroClean Common Stock underlying restricted stock units that do not vest within 60 days of January 1, 2023.

(8)
Includes 12,621 shares of AeroClean Common Stock underlying restricted stock units that vest within 60 days of January 1, 2023 and excludes 82,934 shares of AeroClean Common Stock underlying restricted stock units that do not vest within 60 days of January 1, 2023. Does not include 186,509 shares of AeroClean Common Stock held by the 2012 McCaffrey Family Trust.

(9)
Includes 12,621 shares of AeroClean Common Stock underlying restricted stock units that vest within 60 days of January 1, 2023and excludes 82,934 shares of AeroClean Common Stock underlying restricted stock units that do not vest within 60 days of January 1, 2023.

(10)
Excludes 92,289 shares of AeroClean Common Stock underlying restricted stock units that do not vest within 60 days of January 1, 2023.

(11)
Excludes 92,000 shares of AeroClean Common Stock underlying restricted stock units that do not vest within 60 days of January 1, 2023.

(12)
Includes 138,224 shares of AeroClean Common Stock underlying restricted stock units that vest within 60 days of January 1, 2023 and excludes 298,636 shares of AeroClean Common Stock underlying restricted stock units that do not vest within 60 days of January 1, 2023. In connection with the Merger, Mr. DiBona will be issued 263,140 RSUs pursuant to AeroClean’s 2021 Incentive Award Plan (which will result in AeroClean having granted Mr. DiBona an aggregate of 700,000 RSUs). See “Interests of AeroClean’s Directors and Executive Officers in the Merger” for more information.

(13)
Includes 69,112 shares of AeroClean Common Stock underlying restricted stock units that vest within 60 days of January 1, 2023 and excludes 161,938 shares of AeroClean Common Stock underlying restricted stock units that do not vest within 60 days of January 1, 2023. In connection with the Merger, Mr. Tyler will be issued 468,950 RSUs pursuant to AeroClean’s 2021 Incentive Award Plan (which will result in AeroClean having granted Mr. Tyler an aggregate of 700,000 RSUs). See “Interests of AeroClean’s Directors and Executive Officers in the Merger” for more information.

(14)
In connection with the Merger, Mr. Harris’s options to purchase Molekule Common Stock will expire unexercised and he will be granted 700,000 RSUs by AeroClean pursuant to AeroClean’s 2021 Incentive Award Plan. See “Interests of Molekule’s Directors and Executive Officers in the Merger” for more information. Of the foregoing RSU awards, 263,953 RSUs would vest within 60 days of January 1, 2023, if not for the lock-up described in “Comparison of Molekule Stockholder Rights Before and After the Merger — Stock Transfer Restrictions Applicable to Stockholders.”

(15)
In connection with the Merger, Mr. Pal’s options to purchase Molekule Common Stock will expire unexercised and he will be granted 700,000 RSUs by AeroClean pursuant to AeroClean’s 2021 Incentive Award Plan. See “Interests of Molekule’s Directors and Executive Officers in the Merger” for more information. Of the foregoing RSU awards, 220,836 RSUs would vest within 60 days of January 1, 2023, if not for the lock-up described in “Comparison of Molekule Stockholder Rights Before and After the Merger — Stock Transfer Restrictions Applicable to Stockholders.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of each transaction for the two most recently completed fiscal years, as well as the current fiscal year, other than compensation arrangements disclosed elsewhere herein, to which we were a party or will be a party, in which:
•
the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years; and

•
any of our directors, executive officers or holders of more than 5% of any class of our voting securities, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Our Chairman, Dr. Khoury, owns 50% of the limited liability company that is the landlord for our corporate headquarters. Annual rent under our lease is $260,000, increasing 2.5% on each anniversary. The lease term is 10 years beginning from March 1, 2021. As of June 30, 2022, the Company’s remaining payments under the lease approximated $2,540,000.
In May 2020, we issued 2,000,000 of our Class A units in a private placement to our existing members for total consideration of $2,000,000, or approximately $1.00 per Class A unit, of which $1,937,641 was for cash and $62,359 was in exchange for services provided. Our Chairman contributed $1,115,941 in exchange for 1,115,941 Class A units. Dr. Helfet contributed an aggregate of $157,500 ($61,700 of which was the conversion of an outstanding loan to the Company and the balance in cash) in exchange for 157,500 units. Dateline TV Holdings, Inc., a corporation controlled by Dr. Helfet’s brother, Tim Helfet, contributed $93,600 in exchange for 93,600 Class A units. Mr. Krosney was issued 62,359 Class A units in exchange for services provided to the Company. Lewis Pell contributed $256,600 in exchange for 256,600 Class A units.
In September 2020, we sold 2,081,578 Class A units in a private placement to our existing members at $1.00 per Class A unit for total consideration of $2,081,578. Our Chairman purchased 1,500,000 Class A units for $1,500,000, Dateline TV Holdings, Inc. purchased 199,978 Class A units for $199,978 and Lewis Pell purchased 256,600 Class A units for $256,600.
In December 2020, we sold 2,000,000 Class A units in a private placement to our existing members at $1.00 per Class A unit for total consideration of $2,000,000. Our Chairman purchased 843,243 Class A units for $843,243, Julie Khoury, the wife of our Chairman, purchased 100,000 Class A units for $100,000, Dr. Helfet purchased 323,187 Class A units for $323,187, Dateline TV Holdings, Inc. purchased 201,086 Class A units for $201,086, Lewis Pell purchased 126,999 Class A units for $126,999 and Mr. McCaffrey purchased 40,812 Class A units for $40,812.
In March 2021, we sold 5,073,056 Class A units in a private placement to our existing members at $1.00 per Class A unit for total consideration of $5,073,056. In connection with this sale, our Chairman purchased 2,929,730 Class A units for $2,929,730, Dateline TV Holdings, Inc. purchased 603,259 Class A units for $603,259, Lewis Pell purchased 790,067 Class A units for $790,067 and Mr. McCaffrey purchased 400,000 Class A units for $400,000. In connection with our IPO, we reorganized our corporate structure to become a Delaware corporation by converting the Class A units of AeroClean Technologies, LLC into shares of AeroClean Common Stock at a conversion ratio of 0.8462 shares of AeroClean Common Stock for each Class A unit.
In July and August 2021, eight Pūrgo units were sold at current market prices to an entity in which our Chairman has a financial interest.
On September 30, 2021 we borrowed $500,000, and on November 5, 2021, we borrowed an additional $500,000 from our Chairman at an interest rate equal to the prime rate plus 3.0% per annum, which was 6.25% for the life of the loan, with principal and accrued interest due upon demand. On December 1, 2021, the Company repaid approximately $1 million out of the net proceeds from the IPO in connection with the full satisfaction and discharge of the loan.
Upon the completion of the IPO, we entered into a registration rights agreement with our Chairman and each of our other stockholders that held 10% or more of our outstanding shares of AeroClean Common Stock upon completion of the IPO. The registration rights agreement provides (x) our Chairman with

“demand” registration and customary “piggyback” registration rights and (y) our other stockholders party to the registration rights agreement with customary “piggyback” registration rights. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities that may arise under the Securities Act.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a discussion of the material U.S. federal income tax consequences to holders of Molekule Common Stock of receiving AeroClean Common Stock in the Merger. This summary deals only with holders that hold their Molekule Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based on the existing provisions of the Code, the U.S. Treasury Regulations promulgated under the Code and administrative rulings and court decisions in effect as of the date of this information statement/prospectus, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion.
This summary is not a complete description of all the tax consequences of the Merger and, in particular, does not address tax considerations applicable to investors subject to special rules, such as certain financial institutions, insurance companies, real estate investment trusts, regulated investment companies, U.S. expatriates or former long-term residents of the United States, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, dealers or traders, insurance companies, tax-exempt entities, persons holding their shares as part of a hedge, straddle, conversion, constructive sale or other integrated transaction including the constructive sale provisions of Section 1259 of the Code, holders that treat their Molekule Common Stock as qualified small business stock for purposes of Sections 1045 and/or 1202 of the Code, holders who acquired their Molekule Common Stock in connection with stock option or stock purchase plans or in other compensatory transactions, and persons subject to the “applicable financial statement” tax accounting rules under Section 451(b) of the Code. It also does not address any U.S. state and local tax, U.S. federal non-income tax or Non-U.S. tax considerations. It also does not address the alternative minimum tax or the Medicare tax on net investment income. AeroClean does not expect Molekule to be a United States real property holding corporation within the meaning of section 897(c) of the Code, and the remainder of this discussion assumes that Molekule is not so treated. The following discussion is intended only as a summary of certain material U.S. federal income tax consequences of the Merger and does not purport to be a complete analysis or listing of all of the potential tax effects relevant to a decision on whether to approve the Merger. The following discussion also does not address the U.S. federal income tax consequences to the holders that exercise dissenters’ rights.
As used herein, “holder” means a beneficial owner of AeroClean Common Stock or Molekule Common Stock (as applicable). “U.S. Holder” means a holder that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate the income of which is subject to U.S. federal income tax without regard to its source. “Non-U.S. Holder” means a holder that is, for U.S. federal income tax purposes, an individual, a corporation, a trust or an estate that is not a U.S. Holder.
Partnerships (or other pass-through entities) holding Molekule Common Stock, and partners (or other owners) in such partnerships (or other pass-through entities), should consult their own tax advisors about the U.S. federal income tax consequences to them of receiving AeroClean Common Stock in the Merger.
The tax consequences of the Merger will depend on a holder’s specific situation. Holders should consult their own tax advisors as to the U.S. federal income tax consequences to them in light of their particular circumstances, as well as the applicability and effect of the alternative minimum tax and any state, local, and non-U.S. income or other tax laws and any changes in those laws.
AeroClean and Molekule intend for the Merger to be treated as a “reorganization” within the meaning of Section 368(a) of Code for U.S. federal income tax purposes. Notwithstanding the foregoing, the completion of the Merger is not conditioned upon the Merger qualifying for the intended tax treatment and neither AeroClean nor Molekule has requested, and neither intends to request a ruling from the IRS or an opinion of counsel as to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. If the Merger failed to qualify as a reorganization, holders of Molekule Common Stock who receive shares AeroClean Common Stock in exchange for shares of Molekule Common Stock would generally be treated as if they sold their shares of Molekule Common Stock in exchange for AeroClean

Common Stock in a fully taxable transaction. Holders should consult their tax advisors regarding the tax characterization of the Merger under their particular circumstances, including the whether the Merger qualifies as a reorganization, and the tax considerations relevant to them if it failed to qualify as a reorganization.
Provided the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, holders will generally not recognize any gain or loss on their exchange of Molekule Common Stock for AeroClean Common Stock as a result of the Merger.
Holders will generally have an adjusted tax basis in the AeroClean Common Stock received in the Merger equal to the adjusted tax basis of the Molekule Common Stock surrendered by such holder in the Merger. The holding period for AeroClean Common Stock received in the Merger will generally include the holding period for the Molekule Common Stock surrendered therefor. If a holder holds different blocks of Molekule Common Stock (generally, Molekule Common Stock acquired on different dates or at different prices), such holder should consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the particular shares of AeroClean Common Stock received in the Merger.
THE DISCUSSION ABOVE DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR HOLDER. EACH HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF THE MERGER IN LIGHT OF THE HOLDER’S OWN CIRCUMSTANCES.

DESCRIPTION OF AEROCLEAN CAPITAL STOCK
The following description of AeroClean Common Stock is not complete and may not contain all the information you should consider before investing in AeroClean Common Stock. This description is a summary of certain provisions contained in, and is qualified in its entirety by reference to, the Amended and Restated Charter and the Amended and Restated Bylaws.
Authorized Capital Stock
Under our certificate of incorporation, our authorized capital stock consists of:
•
110,000,000 shares of common stock, par value $0.01 per share; and

•
11,000,000 shares of preferred stock, par value $0.01 per share.

The following is a description of the material terms of our certificate of incorporation and bylaws. We refer you to our certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to our Registration Statement of which this information statement/prospectus forms a part.
Common Stock
Dividend Rights.   Subject to the rights, if any, of the holders of any outstanding series of our preferred stock, holders of AeroClean Common Stock will be entitled to receive dividends out of any of our funds legally available when, as and if declared by the AeroClean Board.
Voting Rights.   Each holder of AeroClean Common Stock is entitled to one vote per share on all matters on which stockholders are generally entitled to vote. Our certificate of incorporation does not provide for cumulative voting in the election of directors.
Liquidation.   If we liquidate, dissolve or wind up our affairs, holders of AeroClean Common Stock are entitled to share proportionately in our assets available for distributions to stockholders, subject to the rights, if any, of the holders of any outstanding series of our preferred stock.
Other Rights.   Holders of AeroClean Common Stock have no preemptive, subscription, redemption or conversion rights.
Preferred Stock
Under our certificate of incorporation and subject to the limitations prescribed by law, the AeroClean Board may issue our preferred stock in one or more series and may establish from time to time the number of shares to be included in such series and may fix the designation, the voting powers, if any, and preferences and relative participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. See “Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws.”
When and if we issue any shares of preferred stock, the AeroClean Board will establish the number of shares and designation of such series and the voting powers, if any, and preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, for the particular preferred stock series.
Dividends
We have not paid any cash dividends on shares of AeroClean Common Stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of the AeroClean Board. It is the current intention of the AeroClean Board to retain all earnings, if any, for use in our business operations and, accordingly, the AeroClean Board does not anticipate declaring any dividends in the foreseeable future.
Warrant
On June 29, 2022, we issued a warrant to purchase up to 1,500,000 shares of AeroClean Common Stock at an exercise price of $11.00 per share. The warrant must be exercised on or prior to 5:00 p.m. on the

July 21, 2027. The warrant-holder has contractually agreed to restrict its ability to exercise the warrant if the number of shares of AeroClean Common Stock held by the warrant-holder and its affiliates after such exercise would exceed 4.99% of the then issued and outstanding shares of AeroClean Common Stock. The warrant-holder may increase or decrease this limitation upon notice to the Company, but in no event will any such limitation exceed 9.99%.
Our Transfer Agent
The registrar and transfer agent for AeroClean Common Stock is Computershare.
Listing
AeroClean Common Stock is listed on Nasdaq under the symbol “AERC.” Upon the consummation of the Merger, the Nasdaq ticker symbol will be changed to MKUL.
Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws
Our certificate of incorporation and bylaws contain, and Delaware statutory law contains, provisions that could make the acquisition of our Company by means of a tender offer, a proxy contest or otherwise more difficult. These provisions are expected to discourage certain types of coercive takeover practices and takeover bids that the AeroClean Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with the AeroClean Board. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. The description set forth below is only a summary and is qualified in its entirety by reference to our certificate of incorporation and our bylaws, both of which are filed as exhibits to our Registration Statement of which this information statement/prospectus forms a part.
Number of Directors; Filling Vacancies; Removal.   Our certificate of incorporation and bylaws provide that our business and affairs will be managed by or under the direction of the AeroClean Board. Our certificate of incorporation and bylaws provide that the AeroClean Board will consist of not less than three nor more than nine members, with the exact number of directors within these limits to be fixed exclusively by the Board. In addition, our certificate of incorporation provides that any AeroClean Board vacancy, including a vacancy resulting from an increase in the number of directors, may be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the AeroClean Board, or by the sole remaining director.
Special Meetings.   Our certificate of incorporation and bylaws provide that special meetings of the stockholders may only be called by the AeroClean Board or certain of our officers. These provisions will make it more difficult for stockholders to take an action opposed by the AeroClean Board.
No Stockholder Action by Written Consent Unless Approved by the AeroClean Board.   Our certificate of incorporation and bylaws require that all actions to be taken by stockholders must be taken at a duly called annual or special meeting, and stockholders will not be permitted to act by written consent unless both the action and the taking of the action by written consent are approved in advance by the AeroClean Board. These provisions may make it more difficult for stockholders to take an action opposed by the AeroClean Board.
Amendments to Our Certificate of Incorporation.   Our certificate of incorporation provides that the affirmative vote of the holders of at least 66% of the total voting power of the then-outstanding shares of AeroClean Common Stock entitled to vote, voting as a single class, is required to amend or repeal, or adopt any provision inconsistent with, certain provisions in our certificate of incorporation, including those provisions regarding the filling of vacancies on the AeroClean Board, provisions providing for the removal of directors, provisions regarding the calling of special meetings, provisions regarding stockholder action by written consent and provisions regarding amendment of our certificate of incorporation. These provisions may make it more difficult for stockholders to make changes to our certificate of incorporation.

Amendments to Our Bylaws.   Our certificate of incorporation provides that the AeroClean Board has the power to adopt, amend or repeal the bylaws. Any such adoption, amendment or repeal of our bylaws by the AeroClean Board shall require approval of a majority of the entire AeroClean Board. Our certificate of incorporation provides that, notwithstanding any other provision of our certificate of incorporation, the affirmative vote of the holders of at least 66% of the total voting power of the then-outstanding shares of AeroClean Common Stock entitled to vote, voting as a single class, is required for our stockholders to amend or repeal, or adopt any provisions in the bylaws. These provisions may make it more difficult for stockholders to make changes to our bylaws that are opposed by the AeroClean Board.
Requirements for Advance Notification of Stockholder Nomination and Proposals.   Under our bylaws, stockholders of record may nominate persons for election to the AeroClean Board or bring other business constituting a proper matter for stockholder action at annual meetings only by providing proper notice to our secretary. Proper notice must be generally received not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year (or, in some cases, prior to the tenth day following the announcement of the meeting) and must include, among other information, the name and address of the stockholder giving the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director and a brief description of any business such stockholder proposes to bring before the meeting. Nothing in our bylaws may be deemed to affect any rights of stockholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a-8 under the Exchange Act. Contests for the election of directors or the consideration of stockholder proposals will be precluded if the proper procedures are not followed. Third parties may therefore be discouraged from conducting a solicitation of proxies to elect their own slate of directors or to approve their own proposals.
Forum and Venue.   Our bylaws provide that, unless we otherwise consent in writing to the selection of an alternative forum, the sole and exclusive forum for certain legal actions involving the Company will be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, the federal district court for the District of Delaware).
In addition, certain provisions in our outstanding warrant could make it more difficult or expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a “fundamental transaction,” the warrant will become exercisable for the merger consideration payable in connection with such fundamental transaction and the surviving entity will be required to assume our obligations under the warrant. The holder of the warrant will also be able to require the Company to repurchase the warrant at its then-fair market value. These and other provisions of our outstanding warrant could make it more difficult or expensive for a third party to acquire us even where the acquisition could be beneficial to you.

COMPARISON OF MOLEKULE STOCKHOLDER
RIGHTS BEFORE AND AFTER THE MERGER
If the Merger is completed, Molekule stockholders will receive shares of AeroClean Common Stock pursuant to the terms of the Merger Agreement. Upon completion of the Merger, AeroClean’s certificate of incorporation will be amended to change its corporate name to “Molekule, Inc.”
AeroClean and Molekule are both incorporated under the laws of the State of Delaware. If the Merger is completed, the rights of AeroClean stockholders and Molekule stockholders will continue to be governed by the DGCL. Upon completion of the Merger, Molekule stockholders will become AeroClean stockholders, and their rights will be governed by the DGCL, AeroClean’s Amended and Restated Charter and AeroClean’s Amended and Restated Bylaws.
The material differences between the current rights of Molekule stockholders under Molekule’s restated certificate of incorporation and amended and restated bylaws, and their rights as AeroClean stockholders after the Merger under the AeroClean Amended and Restated Charter and the AeroClean Amended and Restated Bylaws, both as will be in effect immediately following the consummation of the Merger, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments and the relevant provisions of the DGCL, for a more complete understanding of the differences between being a stockholder of Molekule before the Merger and being a stockholder of the Combined Company following the completion of the Merger. For more information on how to obtain these documents, see the section titled “Where You Can Find More Information” contained in this information statement/prospectus.
Molekule	AeroClean
Organizational Documents
The rights of Molekule stockholders are governed by Molekule’s restated certificate of incorporation, amended and restated bylaws and the DGCL.	Following the completion of the Merger, the rights of AeroClean stockholders will be governed by the Amended and Restated Charter, the Amended and Restated Bylaws and the DGCL.
Authorized Capital Stock

Molekule is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares of all classes of stock that Molekule is authorized to issue is 424,574,904, consisting of (i) 164,431,000 shares of common stock, par value $0.0001 per share, and (ii) 260,143,904 shares of preferred stock, par value $0.0001 per share.
The number of authorized shares of common stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of preferred stock that may be required by the terms Molekule’s restated certificate of incorporation) the affirmative vote of the holders of shares of capital stock of the company representing a majority of the votes represented by all outstanding shares of capital stock of the company
AeroClean is authorized to issue two classes of capital stock which are designated, respectively, “common stock” and “preferred stock.” The total number of shares of all classes of stock that AeroClean is authorized to issue is 121,000,000 shares of capital stock, consisting of (i) 110,000,000 shares of common stock, par value $0.01 per share, and (ii) 11,000,000 shares of preferred stock, $0.01 par value per share. The Amended and Restated Charter provides that AeroClean shall, from time to time and in accordance with applicable law, increase the number of authorized shares of AeroClean Common Stock if at any time the number of shares of AeroClean Common Stock remaining unissued and available for issuance shall not be sufficient to permit the conversion of any series of preferred stock that is otherwise convertible into AeroClean Common Stock.

Molekule	AeroClean

entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL and without a separate vote of the holders of the common stock.
Molekule’s restated certificate of incorporation does not contain provisions regarding the increase or decrease in the number of authorized shares of preferred stock.

Common Stock; Rights of Common Stock

Molekule’s authorized common stock consists of 164,431,000 shares of common stock. Each holder of a share of Molekule Common Stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders.
The voting, dividend and liquidation rights of the holders of Molekule Common Stock are subject to and qualified by the rights, powers and privileges of the Molekule Preferred Stock.
AeroClean’s authorized common stock consists of 110,000,000 shares of common stock. Each holder of AeroClean Common Stock is entitled to one vote for each share of common stock held by the stockholder on the record date for any action, on all matters on which the stockholders are entitled to vote.
Preferred Stock; Rights of Preferred Stock

Molekule’s authorized preferred stock consists of 260,143,904 shares of preferred stock, of which 105,168,424 shares are designated as “Series 1 Preferred Stock” and 154,975,480 shares are designated as “Series 2 Preferred Stock.” There are 113,783,364 shares of Molekule Preferred Stock currently outstanding. The holders of Molekule Preferred Stock do not have cumulative voting rights.
Holders of Series 1 Preferred Stock are entitled to non-cumulative dividends as well as preferences upon a liquidation, deemed liquidation (as defined in the Molekule amended and restated certificate of incorporation), dissolution or winding up of Molekule.

AeroClean’s authorized preferred stock consists of 11,000,000 shares of preferred stock, of which none are outstanding.
The AeroClean Board is authorized, without further action by AeroClean stockholders, to issue preferred stock in one or more series, fix the number of shares to be included in such series and fix the designation, the voting powers and preferences and relative participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

Number and Qualification of Directors
The number of Molekule directors is fixed from time to time by resolution of the Molekule Board or stockholders of Molekule holding at least a majority of the voting power of the company’s then outstanding capital stock entitled to vote at an election of directors. The Molekule Board currently consists of three (3) members. No decrease in the authorized number of directors constituting the Molekule Board will shorten the term of any incumbent director. Directors of Molekule need not be stockholders of Molekule.
The Amended and Restated Charter provides that the business and affairs of AeroClean shall be managed by or under the direction of the AeroClean Board. The Amended and Restated Charter and the Amended and Restated Bylaws provide for a minimum of three directors and a maximum of nine directors, the exact number of directors to be fixed from time to time exclusively by the AeroClean Board. Directors of AeroClean need not be stockholders of AeroClean.
Upon completion of the Merger, we expect that the AeroClean Board will consist of eight (8) directors.

Molekule	AeroClean
Structure of Board of Directors; Term of Directors; Election of Directors
The holders of record of the shares of Series 1 Preferred Stock, exclusively and voting together as a separate class on an as-converted basis, shall be entitled to elect two directors of Molekule. The holders of shares of Molekule Common Stock, exclusively and voting as a separate class, shall be entitled to elect two directors of Molekule. The holders of record of the shares of Molekule Common Stock and of every other class or series of voting stock (including the Series 1 Preferred Stock), voting together as a single class on an as-converted basis, shall be entitled to elect the remaining number of directors of Molekule. Directors hold office until their successors are elected and qualified or until their earlier resignation or removal.	Each holder of shares of AeroClean Common Stock is entitled to one vote for each share of common stock held by the stockholder on the record date for any action, on all matters on which the stockholders are entitled to vote. The Amended and Restated Charter does not provide for cumulative voting.
Removal of Directors
Subject to the special rights of the holders of one or more series of Molekule preferred stock to elect directors, or except as otherwise provided by the DGCL or the Molekule restated certificate of incorporation, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.	The AeroClean Amended and Restated Charter provides that any director or the entire AeroClean Board may be removed from office only for cause and only by the affirmative vote of at least 66 2∕3% of the total voting power of the outstanding shares of the capital stock of AeroClean entitled to vote in any annual election of the directors or class of directors, voting together as a single class.
Vacancies on the Board of Directors
Any director may resign at any time upon written notice given to Molekule. Any vacancy occurring in the Molekule Board for any reason, and any newly created directorship resulting from any increase in the authorized number of directors to be elected by all stockholders having the right to vote as a single class, may be filled by the stockholders, by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.	Pursuant to the Amended and Restated Charter, vacancies on the AeroClean Board occurring for any reason, including, without limitation, vacancies occurring as a result of the death, resignation, retirement, disqualification or removal from office of a director, or the creation of new directorships that increase the number of directors, shall solely be filled by a majority vote of the directors then in office, even if the number of such directors is less than a quorum, or by a sole remaining director, or by the written consent of such directors as permitted by the DGCL and the Amended and Restated Bylaws, and shall not be filled by the stockholders.
Stockholder Action by Written Consent
Action may be taken by written consent of Molekule’s stockholders, signed by the holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	In lieu of an annual or special meeting of stockholders, action may be taken by written consent of AeroClean stockholders, signed by the holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and

Molekule	AeroClean
voted, so long as such action and the taking of such action by written consent of stockholders in lieu of a meeting have each been expressly approved in advance by the AeroClean Board.
Quorum
The holders of a majority of the voting power of the shares of stock entitled to vote at a meeting, present in person or represented by proxy, shall constitute a quorum. If a quorum shall fail to attend any meeting, the chairperson of the meeting or the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting may adjourn the meeting.	The Amended and Restated Bylaws provide that the recordholders of a majority of the shares entitled to vote thereat, present in person or by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders. If, however, such quorum shall not be present in person or by proxy at any meeting of stockholders, the chairman of the meeting or the stockholders present and entitled to vote thereat may, by the vote of the recordholders of a majority of the shares held by such present stockholders, adjourn the meeting from time to time until a quorum shall be present in person or by proxy.
Special Meetings of Stockholders
Special meetings of stockholders for any purpose or purposes may be called at any time by the chairperson of the board of directors, the chief executive officer, the president, the holders of shares of Molekule that are entitled to cast not less than ten percent (10%) of the total number of votes entitled to be cast by all stockholders at such meeting, or by a majority of the board of directors.	The Amended and Restated Bylaws provide that special meetings of stockholders for any purpose or purposes may be called by the AeroClean Board, the Chairman of the AeroClean Board or the Chief Executive Officer of AeroClean.
Notice of Stockholder Meetings
Notice of all meetings of stockholders shall be given in writing or by electronic transmission in the manner provided by law stating the date, time and place, if any, of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or Molekule’s restated certificate of incorporation, such notice shall be given not less than ten (10), nor more than sixty (60), days before the date of the meeting to each stockholder of record entitled to vote at such meeting.	Pursuant to the Amended and Restated Bylaws, a written notice of the meeting stating the place, date and time of such meeting and, in the case of a special meeting, the purpose or purposes for which such meeting is to be held, shall be given personally, by internationally recognized overnight courier service, or by first-class mail (airmail in the case of international communications) to each recordholder of shares entitled to vote thereat, no less than ten (10), nor more than sixty (60), days before the date of such meeting. If mailed, such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears in the records of AeroClean. If sent by internationally recognized courier service, such notice shall be deemed to be given when deposited with such courier service, carriage and delivery prepaid, directed to the stockholder at such stockholder’s address as it appears in the records of AeroClean. If, prior to the time of mailing, the secretary of AeroClean shall have received from any stockholder a written

Molekule	AeroClean
request that notices intended for such stockholder are to be mailed to some address other than the address that appears in the records of AeroClean, notices intended for such stockholder shall be mailed to the address designated in such request.
Advance Notice Requirements for Stockholder Proposals
Molekule’s amended and restated bylaws do not contain advance notice requirements for stockholder proposals.	Under the Amended and Restated Bylaws advance notice of director nominations or other matters to be brought before an annual meeting is required not later than the close of business on the ninetieth (90th) day, but not earlier than one hundred and twentieth (120th) day, in advance of the anniversary of the previous year’s annual meeting (so long as such year’s meeting is within thirty (30) days before and seventy (70) days after the anniversary of the prior year’s annual meeting). With regard to notice of nominations or other business proposed to be brought before any other annual meeting of stockholders, advance notice is required by the close of business on the tenth (10th) day following the public announcement of the date of such meeting.
Amendment of Certificate of Incorporation

The written consent or affirmative vote of a majority of the holders of Series 1 Preferred Stock, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class, is required to amend Molekule’s restated certificate of incorporation.
Notwithstanding any other provisions of Molekule’s restated certificate of incorporation, amended and restated bylaws, or any provision of law which might otherwise permit a lesser vote or no vote, stockholders may vote to amend Molekule’s restated certificate of incorporation pursuant to Section 242 of the DGCL.
Under Section 242 of the DGCL, the Amended and Restated Charter may be amended upon a resolution of the AeroClean Board and approved by: (i) the holders of a majority of the outstanding shares entitled to vote; and (ii) a majority of the outstanding shares of each class entitled to a class vote, if any. Notwithstanding anything contained in the Amended and Restated Charter and in addition to any affirmative vote of the holders of any particular class of stock of AeroClean required by applicable law or the Amended and Restated Charter, the affirmative vote of at least 66 2∕3% of the voting power of the then outstanding voting stock of AeroClean, voting together as a single class, shall be required for the stockholders to amend, repeal or adopt any provisions of the Amended and Restated Charter inconsistent with Articles V (Board of Directors), paragraphs (2) and (4) of Article VII (Stockholder Action) or Article XI (Amendment) of the Amended and Restated Charter.
Amendment of Bylaws
The written consent or affirmative vote of at least a majority of the voting power of Molekule’s outstanding voting stock then entitled to vote at an election of directors is required to amend Molekule’s amended and restated bylaws.	The Amended and Restated Charter provides that the AeroClean Board is expressly authorized to adopt, amend or repeal the Amended and Restated Bylaws. Any adoption, amendment or repeal of the Amended and Restated Bylaws by the AeroClean Board requires the approval of a majority of the

Molekule	AeroClean
entire AeroClean Board. The stockholders of AeroClean also have the power to adopt, amend or repeal the Amended and Restated Bylaws, provided that, in addition to any vote of the holders of any class or series of stock of AeroClean required by law or by the Amended and Restated Charter, the affirmative vote of at least 66 2∕3% of the voting power of the then-outstanding voting stock of AeroClean, voting together as a single class, shall be required to amend, repeal or adopt any provision of the Amended and Restated Bylaws.
Limitation on Director and Officer Liability
The liability of the Molekule directors to Molekule or its stockholders for monetary damages is and will be eliminated to the fullest extent under applicable law. If applicable law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to Molekule or its stockholders will be eliminated or limited to the fullest extent permitted by applicable law as so amended. Molekule’s restated certificate of incorporation does not exculpate officers from personal liability from monetary damages.	Under the Amended and Restated Charter, to the fullest extent permitted by the DGCL as it now exists and as it may in the future be amended, no director or officer of AeroClean will be personally liable to AeroClean or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable.
Indemnification
To the fullest extent permitted by applicable law, Molekule is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of Molekule (and any other persons to which the DGCL permits Molekule to provide indemnification) through provisions of Molekule’s amended and restated bylaws, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL. Any amendment, repeal or modification of the indemnification provisions of Molekule’s restated certificate of incorporation shall not (a) adversely affect any right or protection of any director, officer or other agent of Molekule existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of Molekule with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.	The Amended and Restated Charter provides that each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter, a “proceeding”), by reason of the fact that he or she is or was a director or officer of AeroClean or, while serving as a director or officer of AeroClean, is or was serving at the request of AeroClean as a director or officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is an alleged action in an official capacity as a director or officer or in another capacity for or at the request of AeroClean, shall be indemnified and held harmless by AeroClean to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits AeroClean to provide broader indemnification rights than said law permitted AeroClean to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees,

Molekule	AeroClean
judgments, fines, excise taxes or penalties, including under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity thereunder and shall inure to the benefit of his or her heirs, executors and administrators.
Conversion Rights
Molekule’s restated certificate of incorporation provides that holders of Molekule Series 1 Preferred Stock have the right to convert such shares into shares of common stock at any time at a conversion rate in accordance with the terms of Molekule’s restated certificate of incorporation.	The Amended and Restated Charter does not specifically include any provisions regarding conversion.
Right of First Refusal
Pursuant to an Amended and Restated Right of First Refusal and Co-Sale Agreement dated May 19, 2022 (the “Right of First Refusal Agreement”), certain stockholders party to the Right of First Refusal Agreement (“Key Holders”) wishing to transfer any shares of Molekule Common Stock must first provide Molekule with the right to purchase such shares. In such an event, if Molekule does not elect to exercise its right of first refusal in full, certain stockholders party to the Right of First Refusal Agreement holding the requisite amount of preferred stock (“ROFA Major Investors”) have a secondary right of first refusal to purchase all or any portion of the shares of Molekule Common Stock which are proposed for sale or transfer by the Key Holders.	AeroClean’s organizational documents do not contain any rights of first refusal.
Right of Co-Sale
Pursuant to the Right of First Refusal Agreement, each ROFA Major Investor has a right of co-sale with respect to any Molekule Common Stock proposed to be transferred or sold by any Key Holder which is not earlier purchased by Molekule by exercise of its right of first refusal (as further described above) or by any ROFA Major Investor by exercise of their secondary right of first refusal (as further described above).	AeroClean’s organizational documents do not contain any rights of co-sale.
Preemptive Rights
Pursuant to the Amended and Restated Investors’ Rights Agreement, dated May 19, 2022 (the “IRA”), if Molekule proposes to offer or sell new equity securities, Molekule must first offer such securities	AeroClean’s organizational documents do not contain any preemptive rights.

Molekule	AeroClean
to certain holders of Molekule Preferred Stock (“IRA Major Investors”). Each of the IRA Major Investors will then have the right to purchase securities in such new offering equal to the proportion of the ownership interest of such IRA Major Investor prior to such offering.
Distributions to Stockholders
The written consent or affirmative vote of the majority of holders of Molekule’s Series 1 Preferred Stock is required to declare a dividend on Molekule Common Stock or preferred stock for so long as any shares of Series 1 Preferred Stock remain outstanding. The Molekule Board may fix a record date for the determination of holders of Molekule Common Stock or preferred stock entitled to receive payment of a dividend or distribution declared thereon, which record date is not to precede the date upon which the resolution fixing the record date is adopted, and which record date may not be more than sixty (60) days prior to the date fixed for the payment thereof.	The AeroClean Board may fix in advance a record date for the determination of AeroClean stockholders entitled to receive payment of a dividend or distribution, which record date may not be more than sixty (60) days prior to the date fixed for the payment thereof.
Exclusive Forum
Molekule’s restated certificate of incorporation and amended and restated bylaws do not contain an exclusive forum provision.	The Amended and Restated Bylaws provide that, unless AeroClean consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) certain legal actions involving AeroClean will be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, the federal district court for the District of Delaware) and (ii) causes of action arising under the Securities Act of 1933 will be the federal district courts of the United States of America.
Registration Rights
Under the IRA, certain holders of Molekule Preferred Stock that are party to the IRA have certain registration rights, including the right to demand that Molekule file a registration statement, so called “demand” registration rights, or request that their shares be covered by a registration statement that Molekule is otherwise filing, so-called “piggyback” registration rights.
Upon the consummation of the Merger, AeroClean and certain stockholders of AeroClean and Molekule will enter into the Amended and Restated Registration Rights Agreement, under which, following the completion of the Merger, certain stockholder signatories thereto will have certain “demand” and “piggyback” registration rights. The Amended and Restated Registration Rights Agreement also provides that AeroClean will pay certain expenses relating to such registrations and indemnify the stockholder signatories thereto against (or make contributions in respect of) certain liabilities that may arise under the Securities Act.
On June 26, 2022, AeroClean entered into a registration rights agreement with a single institutional investor (the “PIPE Registration Rights

Molekule	AeroClean
Agreement”), pursuant to which AeroClean was required to file a resale registration statement with the SEC in order to register the AeroClean securities for resale. AeroClean is obligated to pay certain liquidated damages to the institutional investor if AeroClean fails to maintain the effectiveness of the registration statement pursuant to the terms of the PIPE Registration Rights Agreement.
Stock Transfer Restrictions Applicable to Stockholders
Holders of shares of Molekule Common Stock shall not transfer, assign, pledge, encumber, hypothecate or otherwise dispose of any shares of common stock, whether voluntarily or by operation of law or by gift or otherwise other than by means of a Permitted Transfer (as defined in Molekule’s amended and restated bylaws). Such restrictions on transfer will terminate as to all Molekule capital stock immediately prior to the closing of any registered initial public offering of the company.
Holders of (i) shares of AeroClean Common Stock that are issued as consideration pursuant to the Merger (other than such shares issued to holders of Molekule Warrants), (ii) any Parent RSU Awards (as defined in the Merger Agreement), or (iii) shares of AeroClean Common Stock underlying the Parent RSU Awards (together the “Molekule Lock-Up Shares”) have agreed that they will not (a) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, (b) exercise or seek to exercise or effectuate in any manner any rights of any nature or (c) engage in any hedging, collar (whether or not for any consideration) or other transaction (including any short sale or any purchase, sale or grant of any right (including any put or call option or reversal or cancellation thereof)) with respect to any Molekule Lock-Up Shares until the date that is six months after the Closing Date.
Certain of AeroClean’s pre-merger officers, directors and stockholders — who collectively own 9,863,636 shares of AeroClean Common Stock, which is approximately 63% of the outstanding shares of AeroClean Common Stock, prior to giving effect to the Merger — have agreed that they will not (a) offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, (b) exercise or seek to exercise or effectuate in any manner any rights of any nature or (c) engage in any hedging, collar (whether or not for any consideration) or other transaction (including any short sale or any purchase, sale or grant of any right (including any put or call option or reversal or cancellation thereof) with respect to any AeroClean securities, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any AeroClean securities held by the stockholder or acquired by the stockholder after November 23, 2021 on June 26, 2022, as applicable, or that may be deemed to be beneficially owned by the stockholder, until the date that is six months after the Closing Date.

LEGAL MATTERS
The validity of the shares of AeroClean Common Stock offered hereby will be passed upon for AeroClean by Freshfields Bruckhaus Deringer US LLP.
EXPERTS
The financial statements of AeroClean Technologies, Inc. as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021, included in this information statement/prospectus have been so included in reliance on the report of Citrin Cooperman and Company LLP, an independent registered public accounting firm, upon the authority of said firm as experts in auditing and accounting.
The financial statements of Molekule, Inc. as of December 31, 2021 and 2020 and for each of the two years in the period ended December 31, 2021 included in this information statement/prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to Molekule, Inc.’s ability to continue as a going concern as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
AeroClean files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including AeroClean, which you can access at www.sec.gov. In addition, you may obtain free copies of the documents AeroClean files with the SEC, including the Registration Statement, of which this information statement/prospectus forms a part, by going to AeroClean’s website at www.aeroclean.com. The website address of AeroClean is provided as inactive textual references only. The information provided on the website of AeroClean is not part of this information statement/prospectus and, therefore, is not incorporated herein by reference.
Statements contained in this information statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC.
You may request copies of documents concerning AeroClean for free by written or telephonic request to:
AeroClean Technologies, Inc.
10455 Riverside Drive
Palm Beach Gardens, FL 33410
(833) 652-5326

INDEX TO FINANCIAL STATEMENTS
AeroClean Technologies, Inc.
Molekule, Inc.
Page
Audited Consolidated Financial Statements
Report of Independent Auditors for the years ended December 31, 2021 and December 31, 2020	F-32
Audited Consolidated Balance Sheets as of December 31, 2021 and December 31, 2020	F-34
Audited Consolidated Statements of Operations for the years ended December 31, 2021 and December 31, 2020	F-35
Audited Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2021 and December 31, 2020	F-36
Audited Consolidated Statements of Cash Flows for the years ended December 31, 2021 and December 31, 2020	F-37
Notes to Audited Consolidated Financial Statements	F-38

Report of Independent Registered Public Accounting Firm
To the Stockholders and the Board of Directors of AeroClean Technologies, Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of AeroClean Technologies, Inc. (the “Company”) as of December 31, 2021 and 2020, and the related statements of operations, changes in members’ equity/stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ CITRIN COOPERMAN & COMPANY, LLP
We have served as the Company’s auditor since 2020.
New York, New York
April 1, 2022

AEROCLEAN TECHNOLOGIES, INC.
BALANCE SHEETS
	December 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash	$19,629,649	$2,333,117
Accounts receivable	177,064	—
Prepaid expenses and other current assets	1,124,998	304,836
Subscription receivable	—	100,543
Inventories	645,942	—
Total current assets	21,577,653	2,738,496
Property and equipment, net	2,123,428	454,679
Other assets	21,667	—
Total assets	$23,722,748	$3,193,175
LIABILITIES AND MEMBERS’/STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$927,194	$332,072
Accrued expenses and other current liabilities	583,885	333,236
Total current liabilities	1,511,079	665,308
Long-term liabilities:
Deferred tax liability	501,254	—
Total Liabilities	2,012,333	665,308
Commitments and contingencies (Note 8)
Members’ equity	—	2,527,867
Stockholders’ equity:
Preference Shares, $0.01 par value; 11,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value per share; 110,000,000 shares authorized; 13,877,636 issued and outstanding as of December 31, 2021	138,776	—
Additional paid-in capital	23,319,499	—
Accumulated deficit	(1,747,860)	—
Total members’/stockholders’ equity	21,710,415	2,527,867
Total liabilities and members’/stockholders equity	$23,722,748	$3,193,175
See accompanying notes to the financial statements.

AEROCLEAN TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
	Year Ended December 31,
	2021	2020
Product revenues	$616,511	$—
Cost of sales	338,896	—
Gross profit	277,615	—
Operating expenses:
Selling, general and administrative	4,327,998	1,131,385
Research and development	4,193,362	2,191,696
Total operating expenses	8,521,360	3,323,081
Loss before income tax benefit	(8,243,745)	(3,323,081)
Income tax benefit	320,138	—
Net loss	$(7,923,607)	$(3,323,081)
Net loss per share:
Basic and diluted	$(0.74)	$(1.02)
Weighted-average common shares outstanding:
Basic and diluted	10,675,765	3,250,980
See accompanying notes to the financial statements.

AEROCLEAN TECHNOLOGIES, INC.
STATEMENTS OF CHANGES IN MEMBERS’/STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020:
	Class A		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Members’/ Stockholders’ Equity
	Units	Amount	Shares	Amount
Balance, January 1, 2020	2,000,000	$4,669,696	—	$—	$—	$(4,900,326)	$(230,630)
Issuance of equity units	6,081,578	6,081,578	—	—	—	—	6,081,578
Net loss	—	—	—	—	—	(3,323,081)	(3,323,081)
Balance, December 31, 2020	8,081,578	$10,751,274	—	$—	$—	$(8,223,407)	$2,527,867
Reclassification of accumulated deficit	—	$(8,223,407)	—	—	—	$8,223,407	—
Issuance of equity units	5,073,056	5,073,056	—	—	—	—	5,073,056
Initial public offering of common stock, net of underwriting discounts, commissions and issuance costs	—	—	2,514,000	25,140	21,641,265	—	21,666,404
Corporate conversion	(13,428,948)	(1,528,222)	11,363,636	113,636	1,414,586	—	—
Stock compensation expense	274,314	924,438	—	—	263,648	—	1,188,087
Net loss	—	(6,997,139)	—	—	—	(926,468)	(7,923,607)
Corporate conversion tax-effect	—	—	—	—	—	(821,392)	(821,392)
Balance, December 31, 2021	—	—	13,877,636	138,776	$23,319,499	$(1,747,860)	$21,710,415
See accompanying notes to the financial statements.

AEROCLEAN TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
	Year Ended December 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,923,607)	$(3,323,081)
Adjustments to reconcile net loss to net cash flows used in operating activities
Deferred tax benefit	(320,138)	—
Depreciation and amortization	79,646	—
Equity-based compensation	1,188,086	62,359
Changes in operating assets and liabilities:
Accounts receivable	(177,064)	—
Inventories	(645,942)	—
Other current and non-current assets	(841,836)	(304,836)
Accounts payable	595,119	187,346
Accrued expenses and other current liabilities	250,649	333,236
Due to related parties	—	(25,000)
Net cash flows used in operating activities	(7,795,087)	(3,069,976)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,748,392)	(454,679)
Net cash flows used in investing activities	(1,748,392)	(454,679)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of equity units	5,173,599	5,856,976
Proceeds from issuance of common stock from initial public offering	25,140,000	—
Payment of issuance costs	(3,473,588)	—
Proceeds from loan from related party	1,000,000	—
Repayment of loan from related party	(1,000,000)	—
Net cash flows provided by financing activities	26,840,011	5,856,976
Net increase in cash	17,296,532	2,332,321
Cash, beginning of period	2,333,117	796
Cash, end of period	$19,629,649	$2,333,117
Supplemental Disclosure of cash flow information:
Cash paid for interest	$7,465	$—
Supplemental schedule of non-cash activities:
Subscription receivable	$—	$100,543
Equity units issued to related party	—	$61,700
See accompanying notes to the financial statements.

AEROCLEAN TECHNOLOGIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
1.
Description of Business

Description of Business
AeroClean Technologies, Inc. (“AeroClean” or the “Company”) was initially formed as CleanCo Bioscience Group LLC (“CBG”) in the State of Florida on September 2, 2011. Subsequent to its formation, CBG established a team of scientists, engineers and medical experts to provide solutions for the challenges posed by harmful airborne pathogens and resultant hospital acquired infections. On September 15, 2020, CBG converted into AeroClean Technologies, LLC as a Delaware limited liability company and is headquartered in Palm Beach Gardens, Florida. On November 23, 2021, AeroClean Technologies, LLC incorporated in the state of Delaware as AeroClean Technologies, Inc. See Note 3, Public Offering for a discussion of the Company’s recent initial public offering (the “Public Offering”). AeroClean is an interior space air purification technology company with an immediate objective of initiating full-scale commercialization of its high-performance interior air sterilization and disinfection products for the eradication of coronavirus and other harmful airborne pathogens. AeroClean was established to develop technology-driven, medical-grade air purification solutions for hospitals and other healthcare settings.
Liquidity and Capital Resources
The provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, Presentation of Financial Statements — Going Concern (ASC 205-40) require management to assess an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. In each reporting period (including interim periods), an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable an entity will not meet its financial obligations within one year from the financial statement issuance date. Substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable the entity will be unable to meet its financial obligations as they become due within one year after the date the financial statements are issued.
The Company incurred a net loss of $7,923,607 during the year ended December 31, 2021 and had working capital of $20,066,574 and an accumulated deficit of $1,747,860 at December 31, 2021. The Company’s net cash used in operating activities was $7,795,087 for the year ended December 31, 2021. For the year ended December 31, 2020, the Company incurred a net loss of $3,323,081 and had an accumulated deficit of $8,223,407, and net cash used in operating activities was $3,069,976 at December 31, 2020. The Company is an early-stage company and has begun generating revenues through the commercial production and sale of its Pūrgo air purification device. The Company first shipped units to customers in July 2021 and generated revenues of $616,511 through December 31, 2021.
The Company’s ability to fund its operations is dependent upon management’s plans, which include generating sufficient revenues and controlling the Company’s expenses. A failure to generate sufficient revenues or control expenses, among other factors, will adversely impact the Company’s ability to meet its financial obligations as they become due and payable and to achieve its intended business objectives. On November 29, 2021, the Company completed the Public Offering resulting in aggregate gross proceeds of $25,140,000 and net proceeds of $21,640,000 after deducting underwriting fees and closing costs of approximately $3,500,000. See Note 3, Public Offering. The accumulated deficit from the inception of the Company through December 31, 2021 is substantially less than the amount raised through the Public Offering. Further, the Company’s investment into research and development, engineering and other product development costs has been decreasing following the product launch, and as discussed, the Company is now generating revenues and margins from the sale of its Pūrgo device. Operating costs associated with revenue generation can also be managed as the Company increases revenues.
Based on the available cash balance and management’s plan as described above, management believes that it has the ability to fund the Company’s operation for one year after the financial statements are issued.

COVID-19 Pandemic
The Company continues to monitor the outbreak of COVID-19 and its variants, including the most recent Omicron variant, which continue to spread throughout the world and adversely impact global commercial activity and contribute to significant declines and volatility in financial markets. The Company’s on-going research and development activities, including development of product prototypes and manufacturing activities, are all conducted in the United States, and as a result, the Company has been able to mitigate some of the adverse impact of the COVID-19 pandemic on its global supply chain.
The Company continues to actively monitor the situation and may take further actions that impact operations as may be required by federal, state or local authorities or that the Company determines is in the best interests of its employees, customers, suppliers and stockholders. As of the date of issuance of these financial statements, the pandemic presents uncertainty and risk as the Company cannot reasonably determine or predict the nature, duration or scope of the overall impact the COVID-19 pandemic will have on its business, results of operations, liquidity or capital resources.
2.
Summary of Significant Accounting Policies

Basis of Presentation
The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).
The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to avail itself of this exemption from new or revised accounting standards and, therefore, the financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of the public company effective dates.
Use of Estimates
The preparation of the Company’s financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. Significant estimates in these financial statements include those related to the fair value of equity-based compensation and revenue recognition. On an ongoing basis, the Company evaluates its estimates, judgments and methodologies. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Due to the inherent uncertainty involved in making estimates, actual results could differ materially from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash and cash equivalents. The Company did not have any cash equivalents as of December 31, 2021.
Revenue Recognition
The Company recognizes revenues related to sales of products upon the customer obtaining control of promised goods, in an amount that reflects the consideration that is expected to be received in exchange for those goods. To determine revenue recognition for arrangements within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), the following five steps are performed: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. Revenue is recognized in the amount of the transaction price that is allocated to the respective performance obligation when (or as)

the performance obligation is satisfied. Revenues from product sales are recognized at a point in time, and revenue is recognized when title, and risk and rewards of ownership have transferred to the customer, which is generally upon shipment. In instances where title does not pass to the customer upon shipment, the Company recognizes revenue upon delivery or customer acceptance, depending on the terms of the arrangement.
Warranty Costs
The Company provides a three-year warranty on its Pūrgo device from the date of sale to its customers. The Company’s policy is to record a provision for estimated future costs related to warranty expense when they are probable and reasonably estimable, which is when revenue is recognized. There was no warranty accrual as of December 31, 2021 and 2020, respectively.
Research & Development Expenses
Research and development expenses are expensed as incurred and consist principally of contract labor and third-party engineering, product development and testing costs related to the development of medical grade air purification devices and related components as well as concepts for future product development.
Income Taxes
Prior to the Public Offering, the Company was a limited liability company and was treated as a partnership for federal and state income tax purposes. Therefore, no provision for income taxes had been included in the financial statements since taxable income or loss was allocated to members, who were responsible for any taxes thereon, in accordance with the provisions of the operating agreement.
On November 23, 2021 in conjunction with the Public Offering, the Company incorporated in the State of Delaware. The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. The Company provides deferred income taxes for temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. Deferred income taxes are computed using enacted tax rates that are expected to be in effect when the temporary differences reverse. Under that guidance, management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period, including the technical merits of those positions. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. For the years ended December 31, 2021, and 2020, the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return that would require adjustment to, or disclosure in, its financial statements.
Accounts Receivable
Trade accounts receivable are stated net of an allowance for doubtful accounts. We estimate the allowance for doubtful accounts based on review and analysis of specific customer balances that may not be collectible and how recently payments have been received. Accounts are considered for write-off when they become past due and when it is determined that the probability of collection is remote. As of December 31, 2021, there was no allowance for doubtful accounts.
Inventories
The Company values inventories at the lower of cost or net realizable value using the first-in, first-out or weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonable predictable costs of completion, disposal and transportation. Inventories on hand at December 31, 2021 consisted primarily of spare parts and finished goods.
Property and Equipment
Property and equipment are stated at cost and depreciated generally under the straight-line method over their estimated useful lives (or the lesser of the term of the lease for leasehold improvements, as appropriate), except for tooling, which is depreciated utilizing the units-of-production method. The Company periodically reviews long-lived assets for impairment whenever events or changes in business circumstance indicate that the carrying value of the assets may not be recoverable. Under those circumstances, if the fair value were less than the carrying amount of the asset, the Company would recognize a loss for the difference. The Company has determined that long-lived assets were not impaired during the years ended December 31, 2021 and 2020.
Offering Costs
The Company capitalizes certain legal, accounting and other third-party fees directly associated with in-process equity financing as deferred offering costs. Deferred offering costs were offset against the proceeds from the Public Offering.
Common Stock Equivalents
The Company has potential common stock equivalents related to its outstanding restricted stock units. These potential common stock equivalents are not included in diluted loss per share for any period presented in which there is a net loss because the effect would have been anti-dilutive.
Share-based Payments
The Company accounts for share-based payments to employees and non-employees in accordance with the provisions of FASB ASC 718, Compensation  —  Stock Compensation (“ASC 718”). Under ASC 718, the Company measures the share-based compensation cost on the date of grant, based on the fair value of the award, and expense is recognized over the requisite service period. Compensation cost recognized during the year ended December 31, 2021 related to the issuance of Class A Units and grants of restricted stock units.
Fair Value Measurements
Certain assets and liabilities are carried at fair value in accordance with U.S. GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. A three-tier fair value hierarchy that prioritizes the inputs used in the valuation methodologies, is as follows:
Level 1
Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2
Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs observable or that can be corroborated by observable market data.

Level 3
Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

At December 31, 2021 and 2020, the carrying amounts of the Company’s financial instruments, including cash, prepaid expenses and other current assets, accounts payable and accrued liabilities approximated their respective fair value due to the short-term nature of these instruments.
Operating Segment
The Company operates in one segment. All of the Company’s assets are in the United States of America.
Concentrations of Credit Risk
The Company maintains its cash at a major financial institution with high credit quality, and at times, the balance in its cash deposits may exceed the Federal Deposit Insurance Corporation limits of $250,000.

The Company has not experienced and does not anticipate any losses on deposits with commercial banks and financial institutions that exceed federally insured limits.
The Company’s suppliers and vendors include engineering firms and consultants, research and development companies, testing laboratories, contract manufacturers and other suppliers required to design, test and manufacture its products. The Company obtains some of its services from a limited group of vendors; however, the Company has neither experienced any significant disruptions nor expects any significant disruptions to its operations due to supplier concentration. The Company’s largest supplier accounted for 13% and 12% of total expenditures for the years ended December 31, 2021 and 2020, respectively, while its second largest supplier accounted for 11% and 33% of total expenditures for the years ended December 31, 2021 and 2020, respectively.
Significant customers may change from year to year depending on the overall level of activity and the sales of the Company’s products to each customer. During the year ended December 31, 2021, the Company’s largest and second largest customers accounted for approximately 45% and 12% of the Company’s revenues, respectively.
JOBS Act Accounting Election
The Company is an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to avail itself of this exemption from new or revised accounting standards and, therefore, the financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of the public company effective dates.
Recent Accounting Standards
The Company has reviewed recent accounting pronouncements and, with the exception of the below, concluded they are either not applicable to the business or no material effect is expected on the financial statements as a result of future adoption.
In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses, which was subsequently amended by ASU No. 2018-19 and ASU No. 2019-10, and which requires the measurement of expected credit losses for financial instruments carried at amortized cost held at the reporting date based on historical experience, current conditions and reasonable forecasts. The updated guidance also amends the current other-than-temporary impairment model for available-for-sale debt securities by requiring the recognition of impairments relating to credit losses through an allowance account and limits the amount of credit loss to the difference between a security’s amortized cost basis and its fair value. In addition, the length of time a security has been in an unrealized loss position will no longer impact the determination of whether a credit loss exists. The main objective of this ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The standard is effective for the fiscal year beginning after December 15, 2022. The Company will continue to assess the possible impact of this standard, but it currently does not expect that the adoption of this standard will have a significant impact on its financial statements and its limited history of bad debt expense relating to trade accounts receivable.
In February 2016, the FASB issued ASU 2016-02, Leases (“Topic 842”), which supersedes ASC Topic 840, Leases. Topic 842 requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. Topic 842 will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. In November 2019, FASB deferred the effective date for implementation of Topic 842 by one year and, in June 2020, FASB deferred the effective date by an additional year. The guidance under Topic 842 is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Earlier adoption is permitted. The Company only has one operating lease in place as of December 31, 2021 related to its warehouse, distribution facility and corporate headquarters for a 10-year term. The Company’s remaining lease payments of approximately $2,675,000 will be discounted to record its lease liability using its incremental borrowing rate and to record the corresponding right of use asset.
3.
Public Offering

On November 29, 2021, the Company completed the Public Offering of 2,514,000 shares of its common stock, which included the partial exercise of the underwriters’ overallotment option, at a public offering price of $10.00 per share for aggregate gross proceeds of $25,140,000 and net proceeds of approximately $21,640,000 after deducting underwriting fees of approximately $2,200,000 and other offering costs of approximately $1,300,000.The Company issued a purchase option to the underwriters (“UPO”) exercisable within five years of the Public Offering for 5.0% of the shares of common stock issued, or 125,700 shares of common stock, at an exercise price of $12.50 per share. The Company’s common stock is listed on The Nasdaq Capital Market under the symbol “AERC.” In connection with the Public Offering, on November 23, 2021, the Company converted from a Delaware limited liability company into a Delaware corporation (the “Corporate Conversion”) and changed its name to AeroClean Technologies, Inc. In connection with the Corporate Conversion, the outstanding member units of 13,428,948 were converted into 11,363,636 shares of common stock at a conversion ratio of 0.8462. The Corporate Conversion has been adjusted retroactively for the purposes of calculating basis and diluted earnings per share. The Company’s certificate of incorporation authorizes 110,000,000 shares of common stock and 11,000,000 of shares preferred stock.
4.
Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist primarily of prepaid insurance premiums and amounts paid to suppliers and vendors for inventories and retainers for engineering, product development, testing and other services to be performed. Prepaid expenses and other current assets were $1,124,988 and $304,836 at December 31, 2021 and December 31, 2020, respectively.
5.
Inventories

Inventory consists of the following:
	December 31,
	2021	2020
Raw materials	$475,767	$—
Finished goods	170,175	—
Total inventories	$645,942	$—

6.
Property and Equipment

Property and equipment consisted of the following:
	Useful Life (Years)	December 31,
		2021	2020
Leasehold improvements	Lesser of useful life or lease term	$847,217	$—
Machinery and tooling	7	1,123,391	454,679
Furniture and equipment	3 – 10	232,466	—
		2,203,074	454,679
Less accumulated depreciation		79,646	—
		$2,123,428	$454,679
Property and equipment are stated at cost and depreciated generally under the straight-line method over their estimated useful lives (or the lesser of the term of the lease for leasehold improvements, as appropriate), except for tooling, which is depreciated utilizing the units-of-production method. Depreciation expense was $79,646 for the year ended December 31, 2021. There was no depreciation expense for the year ended December 31, 2020.

7.
Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of:
	December 31,
	2021	2020
Accrued wages and bonus	$408,418	$—
Research and development	35,708	271,800
Professional and consulting fees	13,120	33,345
Legal fees	29,512	10,000
Customer advance deposits	—	6,000
Other accrued liabilities	97,127	12,091
Total accrued expenses and other current liabilities	$583,885	$333,236

8.
Commitments and Contingencies

Lease Commitments — On February 1, 2021, the Company entered into a lease with Gardens Bio Science Partners, LLC, an entity under common control of the Company’s co-founder and Chairman of the Board. The leased premises consist of 20,000 square feet of office and warehouse space and has a lease term of 10 years at an annual base rent of $260,000 subject to escalation of 2.5% on an annual basis. The approximate future minimum lease payments under our noncancelable operating lease are as follows:
Years ending December 31,
2022	$266,500
2023	273,163
2024	279,992
2025	286,991
2026	294,166
Thereafter	1,273,734
Total	$2,674,546
Legal Proceedings — The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities.
Indemnities, Commitments and Guarantees — Effective November 1, 2020, the Company executed employment agreements with two key members of management that will continue until terminated by either party. In the event of termination without cause, the Company is obligated to pay the executive their base salary for a period of six months. Further, in the event of termination without cause or resignation for good reason, or a change of control, each as defined in the agreements, within twelve months of such termination or resignation, each of the executives is entitled to accelerated vesting of any outstanding time-based equity awards. The employment agreements provide for a base salary and a discretionary annual bonus to be determined at the sole discretion of the Company’s Board of Managers, for periods prior to the Corporate Conversion, and the Company’s Board of Directors (in either case, the “Board”), for periods following the Corporate Conversion. The Company’s employment agreements generally provide for certain protections in the event of a change of control. These protections generally include the payment of severance under certain circumstances in the event of a change of control. On May 1, 2021, the employment agreements were amended to provide for the eligibility of each executive to receive restricted stock units upon the conversion of the Company to a Delaware corporation. See Note 3, Public Offering. Accordingly, the executives were granted an aggregate of 443,269 restricted stock units contemporaneously with the Public Offering. The Company also had agreements in place with independent contractors whereby the Company was required to compensate the independent contractors fifty percent in cash and fifty percent in equity. The equity consideration was contingent upon future events, including the conversion to a Delaware corporation and a new round of equity financing from third party sources, which were not deemed to be probable at

December 31, 2020. Subsequent to December 31, 2020, these agreements were amended so that the compensation will be in cash only for services provided subsequent to March 31, 2021. Effective April 1, 2021, the contractors were issued Class A Units to compensate them for the fifty percent equity portion of their consideration earned. See Note 9, Stockholders’ Equity.
Registration Rights Agreement — In connection with the Public Offering we entered into a registration rights agreement with the chair of our board of directors and each of our other stockholders that held 10% or more of our outstanding common stock immediately upon completion of the Public Offering, providing (x) our chair with “demand” registration and customary “piggyback” registration rights, and (y) the other stockholders party to the registration rights agreement with customary “piggyback” registration rights. The registration rights agreement provides that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities that may arise under the Securities Act of 1933, as amended.
9.
Related Party Transactions

The Company recorded an aggregate of $80,000 of revenues for units sold to related parties of which $63,290 was included in accounts receivable as of December 31, 2021.
Bridge Loans — On each of September 30, 2021 and November 5, 2021, the Company borrowed $500,000 pursuant to bridge loan agreements (the “Bridge Loans”) from a related party at an interest rate of the prime rate plus 3.0% per annum, which was 6.25% for the life of the Bridge Loans, with the principal and accrued interest due upon demand. The Company used the proceeds from the Bridge Loans to fund operations, including working capital requirements, continued product launch costs and other overhead costs until the proceeds from the Public Offering became available. On December 1, 2021, the Company repaid the Bridge Loans in full, including unpaid accrued interest, with a portion of the net proceeds of the Public Offering. See Note 3, Public Offering.
10.
Stockholders’ Equity

Common Stock
The Company is authorized to issue up to 110,000,000 shares of common stock with a par value of $0.01. In November 2021, the Company completed its Public Offering and sold 2,514,000 shares of common stock for net proceeds of approximately $21,640,000. See Note 3, Public Offering.
Dividend Rights — Subject to the rights, if any, of the holders of any outstanding series of the Company’s preferred stock, holders of the Company’s common stock will be entitled to receive dividends out of any of its funds legally available when, as and if declared by the Board.
Voting Rights — Each holder of the Company’s common stock is entitled to one vote per share on all matters on which stockholders are generally entitled to vote. The Company’s certificate of incorporation does not provide for cumulative voting in the election of directors.
Liquidation — If the Company liquidates, dissolves or winds up its affairs, holders of its common stock are entitled to share proportionately in the Company’s assets available for distributions to stockholders, subject to the rights, if any, of the holders of any outstanding series of the Company’s preferred stock.
Other Rights — Holders of the Company’s common stock have no preemptive, subscription, redemption or conversion rights.
Preference Shares
The Company is authorized to issue up to 11,000,000 shares of preferred stock with a par value of $0.01. Under the Company’s certificate of incorporation and subject to the limitations prescribed by law, our Board of Directors may issue the Company’s preferred stock in one or more series and may establish from time to time the number of shares to be included in such series and may fix the designation, the voting powers, if any, and preferences and relative participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. When and if the Company issues any shares of preferred stock, the Board of Directors will establish the number of shares and designation of such series and the voting powers, if any, and preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, for the particular preferred stock series.
Long-term Incentive Plan
In conjunction with the Public Offering, on November 23, 2021, the Company adopted the Employee Stock Purchase Plan, the 2021 Incentive Award Plan (“Long-Term Incentive Plan” or “LTIP”) and the Non-Employee Directors Stock and Deferred Compensation Plan (collectively, the “Plans”). Accordingly, the Company reserved 1,802,273 shares, collectively, for issuance or sale under the Plans. On November 29, 2021, at the closing of the Public Offering, the Company granted 443,269 restricted stock units to members of management (See Note 7, Commitments and Contingencies) and 182,999 restricted stock units to members of the Board under the Incentive Award Plan.
The Company maintains an LTIP under which the Company’s Compensation Committee has the authority to grant stock options; stock appreciation rights; restricted stock; restricted stock units; performance stock, performance units; and other forms of equity-based or equity-related awards.
During the year ended December 31, 2021, the Company granted restricted stock to members of the Company’s Board of Directors and certain members of management. Restricted stock grants vest over periods ranging from two to three years and are granted at the discretion of the Compensation Committee of the Company’s Board of Directors. Compensation cost is generally recorded on a straight-line basis over the vesting term of the shares based on the grant date value using the closing trading price.
Stock-based compensation expense of $263,648 was recorded in selling, general and administrative expense for the year ended December 31, 2021. Unrecognized compensation cost related to restricted stock awards made by the Company was $5,999,032 at December 31, 2021, which is expected to be recognized over the weighted average remaining life of 2.35 years at the grant date fair value of $10.00 per share.
The following is the restricted stock unit activity for the year ended December 31, 2021:
Outstanding January 1, 2021	—
Granted	626,268
Vested	—
Forfeited	—
Outstanding January 1, 2021	626,268
Members’ Units
Prior to the completion of the Public Offering (See Note 3, Public Offering), the Board was authorized to issue Class A Units (“Units”), which entitled unitholders to allocations of profits and losses and other items and distributions of cash and other property as was set forth in the Company’s operating agreement, as amended. The Board had the right at any time and from time to time to authorize and cause the Company to create and/or issue equity securities to any person, in which event, all units of a class, group or series would have been diluted in an equal manner as to the other units of such class, group or series, and the Board had the power to amend the operating agreement to allow for such additional issuances and dilution and to make any such other amendments necessary or desirable to reflect such issuances. The holder of each Unit had the right to one vote per Unit on all matters to be voted on by the Members.
At December 31, 2020, the Company recorded a subscription receivable for $100,543 relating to the purchase of Units in December 2020 for which cash was received in February of 2021.
In May 2020, the Board approved an action to effectuate a reverse stock split of the Units, which reduced each unit holder’s number of Units on a pro-rata basis. Each unit holder’s proportional voting power remained unchanged, and the rights and privileges of the holders of Units were substantially unaffected by the reverse stock split. The number of Units outstanding and footnotes have been adjusted to reflect the aforementioned reverse stock split.

Between January 1, 2021 and the Public Offering, the Company sold an additional 5,073,056 Units to existing members resulting in gross proceeds of $5,073,056.
Effective April 1, 2021, the Board approved the issuance of an aggregate of 274,314 Units, of which 140,085 Units were issued to independent contractors and 134,229 Units were issued to Board members as compensation for services provided. Certain of the Units were issued to independent contractors as consideration for services pursuant to existing agreements, which provided for payment of fifty percent in cash and fifty percent in equity (See Note 7, Commitments and Contingencies). The subscription agreements issued to the contractors included a provision that no payments for services rendered after March 31, 2021 will be in the form of equity.
Equity-based compensation expense of $924,438 related to these issuances was recognized and is included in selling, general and administrative expenses in the Company’s statement of operations for the year ended December 31, 2021. The fair value of $3.37 for each Unit was determined utilizing the income-based approach, which relies on the discounted cash flow method and considers future cash flows discounted at an appropriate discount rate, or weighted average cost of capital. The discounted cash flow method is affected by assumptions regarding complex and subjective variables, including future levels of revenue growth, operating margins and working capital needs as well as the weighted average cost of capital, which was determined by evaluating the rates of return required for other companies of a similar size and stage of development.
11.
Loss Per Common Share

Basic net loss per common share is computed using the weighted average common shares outstanding during the year. Diluted net loss per common share reflects the potential dilution from assumed conversion of all dilutive securities such as unvested restricted stock units and UPO using the treasury stock method. When the effects of the outstanding restricted stock units and UPO are anti-dilutive, they are not included in the calculation of diluted net loss per common share.
The following table sets forth the computation of basic and diluted net loss per share for the years ended December 31, 2021 and 2020:
	Year Ended December 31,
	2021	2020
Net (loss) earnings	$(7,923,607)	$(3,323,081)
Basic weighted average common shares	10,675,765	3,250,980
Diluted weighted average common shares	10,675,765	3,250,980
Basic net (loss) earnings per common share	$(0.74)	$(1.02)
Diluted net (loss) earnings per common share	$(0.74)	$(1.02)

12.
Income Taxes

Income tax benefit consisted of the following:
December 31, 2021
Current Expense:
Federal	$—
State	—
—
Deferred Benefit:
Federal	266,278
State	53,860
320,138
Total Income Tax Benefit	$320,138

The significant components of the Company’s deferred tax assets and liabilities at December 31, 2021 are as follows:
December 31, 2021
Federal Net Operating Loss	$205,018
State Net Operating Loss	42,419
Capitalized Costs	(536,567)
Tax credits	5,968
Stock Compensation	66,822
Accrued Expenses and Other	(284,914)
Total gross deferred tax assets/(liabilities)	(501,254)
Less valuation allowance	—
Net deferred tax assets/(liabilities)	(501,254)
The income tax benefit for the years ended December 31, 2021 differed from the amounts computed by applying the U.S. federal income tax rate of 21% to loss before tax benefit as a result of non-deductible expenses, tax credits generated, and utilization of net operating loss carryforwards. Since the Company is in a deferred tax liability position, a valuation allowance is not required.
December 31, 2021
Federal Statutory Rate	$(261,788)
Permanent Differences	1,253
Research and Development	(5,968)
State Income Tax	(53,860)
Change in tax status	—
Effective Tax	(320,363)
At December 31, 2021, the Company had available operating loss carryforwards of approximately $976,277 for federal income tax purposes, all of which was generated after 2017 and can be carried forward indefinitely under the Tax Cuts and Jobs Act. At December 31, 2021, the Company had approximately $5,968 of federal Research and Development (R&D) tax credit carry-forwards. If not utilized, the federal R&D credits will begin to expire in 2041.
At December 31, 2021, the Company had available operating loss carryforwards for state tax purposes of approximately $976,277 which were generated during 2021 that do not expire.
Sections 382 and 383 of the Internal Revenue Code, and similar state regulations, contain provisions that may limit the NOL carryforwards available to be used to offset income in any given year upon the occurrence of certain events, including changes in the ownership interests of significant stockholders. In the event of a cumulative change in ownership in excess of 50% over a three-year period, the amount of the NOL carryforwards that the Company may utilize in any one year may be limited. Although the Company has not undertaken a formal analysis, it is unlikely that such an ownership change occurred during 2021.
13.
Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available to be issued and, except as otherwise noted herein, has concluded there were no material subsequent events that required recognition or disclosure in the financial statements.

AEROCLEAN TECHNOLOGIES, INC.
CONDENSED BALANCE SHEETS
	June 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current assets:
Cash	$29,163,429	$19,629,649
Accounts receivable	28,055	177,064
Prepaid expenses and other current assets	528,608	1,124,998
Inventories	1,004,697	645,942
Total current assets	30,724,789	21,577,653
Property and equipment, net	2,205,453	2,123,428
Other assets	21,667	21,667
Total assets	$32,951,909	$23,722,748
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$687,763	$927,194
Accrued expenses and other current liabilities	1,088,402	583,885
Total current liabilities	1,776,165	1,511,079
Long-term liabilities:
Warrant liability	14,645,000	—
Deferred tax liability	281,422	501,254
Total liabilities	16,702,587	2,012,333
Commitments and contingencies (Note 8)
Stockholders’ equity:
Preference Shares, $0.01 par value; 11,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.01 par value per share; 110,000,000 shares authorized; 15,408,828 issued and outstanding as of June 30, 2022	153,776	138,776
Additional paid-in capital	25,593,647	23,319,499
Accumulated deficit	(9,498,101)	(1,747,860)
Total stockholders’ equity	16,249,322	21,710,415
Total liabilities and stockholders’ equity	$32,951,909	$23,722,748
See accompanying notes to unaudited condensed financial statements.

AEROCLEAN TECHNOLOGIES, INC.
CONDENSED STATEMENTS OF OPERATIONS
(Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Product revenues	$70,918	$—	$77,652	$—
Cost of sales	36,126	—	39,890	—
Gross profit	34,792	—	37,761	—
Operating expenses:
Selling, general and administrative	4,105,066	1,613,608	6,247,290	1,993,610
Research and development	579,061	1,070,912	1,110,544	2,660,602
Total operating expenses	4,684,127	2,684,520	7,357,834	4,654,212
Loss from operations	(4,649,335)	(2,684,520)	(7,320,073)	(4,654,212)
Change in fair value of warrant liability	650,000	—	650,000	—
Loss before income tax benefit	(5,299,335)	(2,684,520)	(7,970,073)	(4,654,212)
Income tax benefit	(127,058)	—	(219,832)	—
Net loss	$(5,172,277)	$(2,684,520)	$(7,750,241)	$(4,654,212)
Net loss per share:
Basic and diluted	$(0.37)	$(0.24)	$(0.56)	$(0.49)
Weighted-average common shares outstanding:
Basic and diluted	13,894,119	11,361,025	13,885,923	9,491,797
See accompanying notes to unaudited condensed financial statements.

AEROCLEAN TECHNOLOGIES, INC.
CONDENSED STATEMENTS OF CHANGES IN MEMBERS’/STOCKHOLDERS’ EQUITY
(Unaudited)
THREE AND SIX MONTHS ENDED JUNE 30, 2022:
	Class A		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Units	Amount	Shares	Amount
Balance, March 31, 2022	—	$—	13,877,636	$138,776	$23,990,337	$(4,325,824)	$19,803,289
Issuance of common stock and warrants	—	—	1,531,192	15,000	894,770	—	$909,770
Stock-based compensation	—	—	—	—	708,540	—	708,540
Net loss	—	—	—	—	—	(5,172,277)	(5,172,277)
Balance, June 30, 2022	—	$—	15,408,828	$153,776	$25,593,647	$(9,498,101)	$16,249,322
	Class A		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Units	Amount	Shares	Amount
Balance, December 31, 2021	—	$—	13,877,636	$138,776	$23,319,499	$(1,747,860)	$21,710,415
Issuance of common stock and warrants	—	—	1,531,192	15,000	894,770	—	$909,770
Stock-based compensation	—	—	—	—	1,379,378	—	1,379,378
Net loss	—	—	—	—	—	(7,750,241)	(7,750,241)
Balance, June 30, 2022	—	$—	15,408,828	$153,776	$25,593,647	$(9,498,101)	$16,249,322
THREE AND SIX MONTHS ENDED JUNE 30, 2021:
	Class A		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Members’ Equity
	Units	Amount	Shares	Amount
Balance, March 31, 2021	13,154,636	$15,824,330	—	—	—	$(10,193,099)	$5,631,231
Issuance of equity units	274,314	924,438	—	—	—	—	924,438
Net loss	—	—	—	—	—	(2,684,520)	(2,684,520)
Balance, June 30, 2021	13,428,950	$16,748,768	—	—	—	$(12,877,619)	$3,871,149
	Class A		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Members’ Equity
	Units	Amount	Shares	Amount
Balance, December 31, 2020	8,081,578	$10,751,274	—	—	—	$(8,223,407)	$2,527,867
Issuance of equity units	5,347,372	5,997,494	—	—	—	—	5,997,494
Net loss	—	—	—	—	—	(4,654,212)	(4,654,212)
Balance, June 30, 2021	13,428,950	$16,748,768	—	—	—	$(12,877,619)	$3,871,149
See accompanying notes to unaudited condensed financial statements.

AEROCLEAN TECHNOLOGIES, INC.
CONDENSED STATEMENTS OF CASH FLOWS
(Unaudited)
	Six Months Ended June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(7,750,241)	$(4,654,212)
Adjustments to reconcile net loss to net cash flows used in operating activities
Offering costs associated with warrant liability	1,326,212	—
Change in fair value of warrant liability	650,000	—
Deferred tax benefit	(219,832)	—
Depreciation	72,047	7,976
Equity-based compensation	1,379,378	924,438
Changes in operating assets and liabilities:
Accounts receivable	149,009	—
Inventories	(358,755)	(205,965)
Other current and non-current assets	596,390	(177,350)
Accounts payable	(239,431)	249,176
Accrued expenses and other liabilities	82,517	(94,747)
Net cash flows used in operating activities	(4,312,706)	(3,950,684)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(154,065)	(1,785,517)
Net cash flows used in investing activities	(154,065)	(1,785,517)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock and warrants	15,000,000	5,173,599
Payment of issuance costs	(999,449)	—
Net cash flows provided by financing activities	14,000,551	5,173,599
Net (decrease)/increase in cash	9,533,780	(562,602)
Cash, beginning of period	19,629,649	2,333,117
Cash, end of period	$29,163,429	$1,770,515
Supplemental schedule of non-cash activities:
Purchases of property and equipment in accounts payable	$—	$46,716
Offering costs in private placement	$422,000	$—
See accompanying notes to unaudited condensed financial statements.

AEROCLEAN TECHNOLOGIES, INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(Unaudited)
1.   Description of Business
Description of Business
AeroClean Technologies, Inc. (“AeroClean” or the “Company”) was initially formed as CleanCo Bioscience Group LLC (“CBG”) in the State of Florida on September 2, 2011. Subsequent to its formation, CBG established a team of scientists, engineers and medical experts to provide solutions for the challenges posed by harmful airborne pathogens and resultant hospital acquired infections. On September 15, 2020, CBG converted into AeroClean Technologies, LLC as a Delaware limited liability company. On November 23, 2021, AeroClean Technologies, LLC incorporated in the state of Delaware as AeroClean Technologies, Inc. See Note 3, Initial Public Offering for a discussion of the Company’s initial public offering (the “IPO”). The Company is headquartered in Palm Beach Gardens, Florida. AeroClean is an interior space air purification technology company with an immediate objective of initiating full-scale commercialization of its high-performance interior air sterilization and disinfection products for the eradication of coronavirus and other harmful airborne pathogens. AeroClean was established to develop technology- driven, medical-grade air purification solutions for hospitals and other healthcare settings.
Liquidity and Capital Resources
The provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 205 40, Presentation of Financial Statements — Going Concern (ASC 205 40), require management to assess an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. In each reporting period (including interim periods), an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable an entity will not meet its financial obligations within one year from the financial statement issuance date. Substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable the entity will be unable to meet its financial obligations as they become due within one year after the date the financial statements are issued.
The Company incurred a net loss of $7,750,241 during the six months ended June 30, 2022 and had an accumulated deficit of $9,498,101 at June 30, 2022. The Company’s net cash used in operating activities was $4,312,706 for the six months ended June 30, 2022. For the six months ended June 30, 2021, the Company incurred a net loss of $4,654,212, and net cash used in operating activities was $3,950,684. The Company is an early-stage company and has begun generating revenues through the commercial production and sale of its Pūrgo air purification device. The Company first shipped units to customers in July 2021 and generated cumulative revenues of $694,163 through June 30, 2022.
The Company’s ability to fund its operations is dependent upon management’s plans, which include generating sufficient revenues and controlling the Company’s expenses. A failure to generate sufficient revenues or control expenses, among other factors, will adversely impact the Company’s ability to meet its financial obligations as they become due and payable and to achieve its intended business objectives. On November 29, 2021, the Company completed the IPO resulting in aggregate gross proceeds of $25,140,000 and net proceeds of $21,640,000 after deducting underwriting fees and closing costs of approximately $3,500,000. Additionally, on June 29, 2022, the Company completed a private placement in connection with a securities purchase agreement dated June 26, 2022 (the “Private Placement”). In the Private Placement, the Company received gross proceeds of $15,000,000 in connection with the issuance of (i) 1,500,000 shares of common stock and (ii) a warrant to purchase up to 1,500,000 shares of common stock (the “Warrant”). See Note 10, Stockholders’ Equity. The accumulated deficit from the inception of the Company through June 30, 2022 is substantially less than the amounts raised through the Initial Public Offering and Private Placement. Further, the Company’s investment into research and development, engineering and other product development costs has been decreasing following the product launch, and as discussed, the Company is

1.   Description of Business (continued)
now generating revenues and margins from the sale of its Pūrgo device. Operating costs associated with revenue generation can also be managed as the Company increases revenues.
Based on the available cash balance and management’s plans as described above, management believes that it has the ability to fund the Company’s operations for one year after the financial statements are issued.
COVID-19 Pandemic
The Company continues to monitor the ongoing COVID-19 pandemic, including the emergence of variant strains, which continue to spread throughout the world and have adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The Company’s on-going research and development activities, including development of product prototypes and manufacturing activities, are all conducted in the United States, and as a result, the Company has been able to mitigate the adverse impact of the COVID-19 pandemic on its global supply chain.
During the year ended December 31, 2021, the Company did not experience any significant adverse impact on its operations as a result of the COVID-19 pandemic. However, across many industries, including the Company’s, COVID-19 — among other factors — has negatively impacted personnel and operations at third-party manufacturing and component part supplier facilities in the United States and around the world. These disruptions have adversely impacted the availability and cost of raw materials and component parts. For example, various electronic components and semi-conductor chips have become increasingly difficult to source, and when available, may be subject to substantially longer lead times and higher costs than historically applicable. While the Company’s manufacturing run rate is not currently being impacted, past shortages have impacted the Company’s ability to manufacture units and likely the run rates the Company expects to achieve for the remainder of this fiscal year. The Company does have line of sight to improvement on some long lead-time board and electronics components in the second half of 2022 but cannot predict the ever-changing global logistics and supply chain environment.
The Company continues to actively monitor the situation and may take further actions that impact operations as may be required by federal, state or local authorities or that it determines is in the best interests of its employees, customers, suppliers and stockholders. As of the date these financial statements were issued, the pandemic presents uncertainty and risk as the Company cannot reasonably determine or predict the nature, duration or scope of the overall impact the COVID-19 pandemic and the evolving strains of COVID-19 will have on its business, results of operations, liquidity or capital resources.
2.   Summary of Significant Accounting Policies
Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. The Company’s critical accounting policies are described in Note 2, Summary of Significant Accounting Policies, of the Company’s audited financial statements for the year ended December 31, 2021 included in its Annual Report on Form 10-K for the year ended December 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2022, except as noted below.
The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to avail itself of this exemption from new or revised accounting standards and, therefore, the Company’s financial statements may not be comparable to the financial statements of other companies that comply with the new or revised accounting pronouncements as of the public company effective dates.
The Company has reviewed recent accounting pronouncements and, with the exception of the below, concluded that they are either not applicable to its business, or no material effect is expected on the condensed financial statements as a result of future adoption.

2.   Summary of Significant Accounting Policies (continued)
In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses, which was subsequently amended by ASU No. 2018-19 and ASU No. 2019-10, and which requires the measurement of expected credit lossesfor financial instruments carried at amortized cost held at the reporting date based on historical experience, current conditions and reasonable forecasts. The updated guidance also amends the current other-than-temporary impairment model for available-for-sale debtsecurities by requiring the recognition of impairments relating to credit losses through an allowance account and limits the amount of credit loss to the difference between a security’s amortized cost basis and its fair value. In addition, the length of time a security has been in an unrealized loss position will no longer impact the determination of whether a credit loss exists. The main objective of this ASU is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. The standard is effective for the fiscal year beginning after December 15, 2022. The Company will continue to assess the possible impact of this standard, but it currently does not expect that the adoption of this standard will have a significant impact on its financial statements and its limited history of bad debt expense relating to trade accounts receivable.
In February 2016, the FASB issued ASU 2016-02, Leases (“Topic 842”), which supersedes ASC Topic 840, Leases. Topic 842 requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. Topic 842 will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. In November 2019, FASB deferred the effective date for implementation of Topic 842 by one year and, in June 2020, FASB deferred the effective date by an additional year. The guidance under Topic 842 is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Earlier adoption is permitted. The Company only has one operating lease in place as of June 30, 2022 related to its warehouse, distribution facility and corporate headquarters for a 10-year term. The Company’s remaining lease payments of approximately 2,540,000 will be discounted to record its lease liability using its incremental borrowing rate and to record the corresponding right of use asset.
Basis of Presentation
These unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and pursuant to the rules and regulations of the SEC.
Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The balance sheet as of December 31, 2021 has been derived from audited financial statements at such date. All adjustments that, in the opinion of the Company’s management, are considered necessary for a fair presentation of the results of operations for the periods shown have been reflected in these unaudited condensed financial statements. The results of operations for the periods presented are not necessarily indicative of the results expected for the full 2022 fiscal year or for any future period. The information included in these unaudited condensed financial statements should be read in conjunction with the Company’s audited financial statements and accompanying notes for the year ended December 31, 2021.
Use of Estimates
The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. Significant estimates in these unaudited condensed financial statements include those related to the fair value of equity-based compensation, warrants, revenue recognition, the provision or benefit for income taxes and the corresponding valuation allowance on deferred tax assets. On an ongoing basis, the Company evaluates its estimates, judgments and methodologies. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable under the

2.   Summary of Significant Accounting Policies (continued)
circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Due to the inherent uncertainty involved in making estimates, actual results could differ materially from those estimates.
Revenue Recognition
The Company recognizes revenues related to sales of products upon the customer obtaining control of promised goods, in an amount that reflects the consideration that is expected to be received in exchange for those goods. To determine revenue recognition for arrangements within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), the following five steps are performed: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. Revenue is recognized in the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. Revenues from product sales are recognized at a point in time, and revenue is recognized when title, and risk and rewards of ownership have transferred to the customer, which is generally upon shipment. In instances where title does not pass to the customer upon shipment, the Company recognizes revenue upon delivery or customer acceptance, depending on the terms of the arrangement.
Income Taxes
Prior to the IPO, the Company was a limited liability company and was treated as a partnership for federal and state income tax purposes. Therefore, no provision for income taxes had been included in the financial statements since taxable income or loss was allocated to members, who were responsible for any taxes thereon, in accordance with the provisions of the Company’s operating agreement.
On November 23, 2021, in conjunction with the IPO, the Company incorporated in the State of Delaware. The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. The Company provides deferred income taxes for temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. Deferred income taxes are computed using enacted tax rates that are expected to be in effect when the temporary differences reverse. Under that guidance, management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period, including the technical merits of those positions. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. At June 30, 2022 and December 31, 2021, the Company did not identify any uncertain tax positions taken or expected to be taken in an income tax return that would require adjustment to, or disclosure in, its financial statements.
Research & Development Expenses
Research and development expenses are expensed as incurred and consist principally of contract labor and third-party engineering, product development and testing costs related to the development of medical grade air purification devices and related components as well as concepts for future product development.
Share-based Payments
The Company accounts for share-based payments to employees and non-employees in accordance with the provisions of FASB ASC 718, Compensation — Stock Compensation (“ASC 718”). Under ASC 718, the Company measures the share-based compensation cost on the date of grant, based on the fair value of the award, and expense is recognized over the requisite service period. Compensation cost recognized during the six months ended June 30, 2022 related to grants of restricted stock units.
Accounts Receivable
An allowance for uncollectible accounts receivable is recorded when management believes the collectability of the accounts receivable is confirmed. Subsequent recoveries, if any, are credited to the

2.   Summary of Significant Accounting Policies (continued)
allowance. The allowance is determined based on management’s review of the debtor’s ability to repay and repayment history, aging history and estimated value of collateral, if any.
Inventories
The Company values inventories at the lower of cost or net realizable value using the first-in, first-out or weighted average cost method. Net realizable value is the estimated selling price in the ordinary course of business, less reasonable predictable costs of completion, disposal and transportation. Inventories on hand at June 30, 2022 and December 31, 2021 consisted primarily of spare parts and finished goods.
Fair Value of Financial Instruments
Certain assets and liabilities are carried at fair value in accordance with U.S. GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date. A three-tier fair value hierarchy that prioritizes the inputs used in the valuation methodologies, is as follows:
Level 1
Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2
Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs observable or that can be corroborated by observable market data.

Level 3
Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

At June 30, 2022 and December 31, 2021, the carrying amounts of the Company’s financial instruments, including cash, prepaid expenses and other current assets, accounts payable and accrued liabilities approximated their respective fair value due to the short-term nature of these instruments.
The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the Warrant, which is considered a Level 3 fair value measurement. The Black-Scholes option-pricing model considers several variables and assumptions in estimating the fair value of financial instruments, including the per-share fair value of the underlying common stock, exercise price, expected term, risk-free interest rate, expected stock price volatility over the expected term, and expected annual dividend yield. Certain inputs utilized in our Black-Scholes pricing model may fluctuate in future periods based upon factors which are outside of the Company’s control. A significant change in one or more of these inputs used in the calculation of the fair value may cause a significant change to the fair value of the warrant liability which could also result in material non- cash gain or loss being reported in our statement of operations. The warrant liability measured at fair value was $14,645,000 at June 30, 2022. The warrant liability was not outstanding at December 31, 2021.
Derivative Instruments
The Company accounts for common stock warrants as either equity-classified or liability-classified instruments based on an assessment of the specific terms of the warrants and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own stock and whether the holders of the warrants could potentially require net cash settlement in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

2.   Summary of Significant Accounting Policies (continued)
The Warrant issued in connection with the private placement offering completed on June 29, 2022 was accounted for as a liability as the warrant liability is re-measured at each balance sheet date until its exercise or expiration, and any change in fair value is recognized in the Company’s statement of operations. The fair value of the warrant liability was $13,995,000 and $14,645,000 at the initial measurement date of June 24, 2022 and at June 30, 2022, respectively. An amount of $650,000 resulting from increase in the fair value of the warrant liability was recorded in the statement of operations for the three and six months ended June 30, 2022.
The fair value of the Warrant was estimated using Black-Scholes pricing model based on the following assumptions:
	At June 24, 2022	At June 30, 2022
Stock price	$12.58	$13.10
Expiration term (in years)	5.26	5.24
Volatility	90.0%	90.0%
Risk-free Rate	3.20%	3.0%
Dividend yield	0.0%	0.0%
The private placement offering costs of $1,421,449 were allocated between warrants and the common stock based on the allocated proceeds. The offering costs allocated to the Warrants of $1,326,212 were immediately expensed and recorded as selling, general and administrative expense in the statement for operations for the quarter ended June 30, 2022.
3.   Initial Public Offering
On November 29, 2021, the Company completed the Initial Public Offering of 2,514,000 shares of its common stock, which included the partial exercise of the underwriters’ overallotment option, at a public offering price of $10.00 per share for aggregate gross proceeds of $25,140,000 and net proceeds of approximately $21,640,000 after deducting underwriting fees of approximately $2,200,000 and other offering costs of approximately $1,300,000. The Company issued a purchase option to the underwriters (“Underwriter Option”) exercisable within five years of the IPO for 5.0% of the shares of common stock issued, or 125,700 shares of common stock, at an exercise price of $12.50 per share. On June 21, 2022, 31,192 shares of common stock were issued pursuant to the Underwriter Option. The Company’s common stock is listed on The Nasdaq Capital Market under the symbol “AERC.” In connection with the IPO, on November 23, 2021, the Company converted from a Delaware limited liability company into a Delaware corporation (the “Corporate Conversion”) and changed its name to AeroClean Technologies, Inc. In connection with the Corporate Conversion, the 13,428,948 outstanding member units were converted into 11,363,636 shares of common stock at a conversion ratio of 0.8462. The Corporate Conversion has been adjusted retroactively for the purposes of calculating basic and diluted earnings per share. The Company’s certificate of incorporation authorizes the issuance of 110,000,000 shares of common stock and 11,000,000 shares of preferred stock.
4.   Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted primarily of prepaid insurance premiums and amounts paid to suppliers and vendors for inventories and retainers for engineering, product development, testing and other services to be performed. Prepaid expenses and other current assets were $528,608 and $1,124,998 at June 30, 2022 and December 31, 2021, respectively.

5.   Inventories
Inventories consisted of the following:
	June 30, 2022	December 31, 2021
Raw materials	$509,043	$475,767
Finished goods	495,654	170,175
Total inventories	$1,004,697	$645,942
6.   Property and Equipment
Property and equipment consisted of the following:
	Useful Life (Years)	June 30, 2022	December 31, 2021
Leasehold improvements	Lesser of useful life or lease term	$847,217	$847,217
Machinery and tooling	7	1,270,652	1,123,391
Furniture and equipment	3 – 10	239,276	232,466
		2,357,145	2,203,074
Less accumulated depreciation		151,692	79,646
		$2,205,453	$2,123,428
Property and equipment are stated at cost and depreciated generally under the straight-line method over their estimated useful lives (or the lesser of the term of the lease for leasehold improvements, as appropriate), except for tooling, which is depreciated utilizing the units-of-production method. Depreciation expense was $36,219 and $72,047 for the three and six months ended June 30, 2022, respectively. There was no depreciation expense for the three and six months ended June 30, 2021.
7.   Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following as of December 31, 2021 and June 30, 2022:
	June 30, 2022	December 31, 2021
Accrued wages and bonus	$22,556	$408,418
Research and development	130,362	35,708
Accrued franchise taxes	372,002	—
Accrued offering costs and legal fees	439,527	29,512
Other accrued liabilities	123,955	110,247
Total accrued expenses and other current liabilities	$1,088,402	$583,885
8.   Commitments and Contingencies
Lease Commitments — On February 1, 2021, the Company entered into a lease with Gardens Bio Science Partners, LLC, an entity controlled by the Company’s co-founder and Chairman of the Board. The leased premises consist of 20,000 square feet of office and warehouse space. The lease has a lease term of 10 years at an annual base rent of $260,000 subject to escalation of 2.5% on an annual basis. As of June 30, 2022, the future minimum lease payments under this arrangement approximated $2,540,000.
Legal Proceedings — The Company is not a party to any litigation and does not have contingency reserves established for any litigation liabilities.
Indemnities, Commitments and Guarantees — Effective November 1, 2020, the Company executed employment agreements with two key members of management that will continue until terminated by either

8.   Commitments and Contingencies (continued)
party. In the event of termination without cause, the Company is obligated to pay the executive their base salary for a period of six months. Further, in the event of termination without cause or resignation for good reason, or a change of control, each as defined in the agreements, within twelve months of such termination or resignation, each of the executives is entitled to accelerated vesting of any outstanding time-based equity awards. The employment agreements provide for a base salary and a discretionary annual bonus to be determined at the sole discretion of the Company’s Board of Managers, for periods prior to the Corporate Conversion, and the Company’s Board of Directors (in either case, the “Board”), for periods following the Corporate Conversion. The Company’s employment agreements generally provide for certain protections in the event of a change of control. These protections generally include the payment of severance under certain circumstances in the event of a change of control. On May 1, 2021, the employment agreements were amended to make each executive eligible to receive restricted stock units upon the conversion of the Company to a Delaware corporation. See Note 3, Initial Public Offering. Accordingly, the executives were granted an aggregate of 443,269 restricted stock units contemporaneously with the IPO.
The Company also had agreements in place with independent contractors whereby the Company was required to compensate the independent contractors fifty percent in cash and fifty percent in equity. The equity consideration was contingent upon future events, including the conversion to a Delaware corporation and a new round of equity financing from third party sources, which were not deemed to be probable at December 31, 2020. Subsequent to December 31, 2020, these agreements were amended so that the compensation will be in cash only for services provided subsequent to March 31, 2021. Effective April 1, 2021, the contractors were issued Class A Units to compensate them for the fifty percent equity portion of their consideration earned. See Note 10, Stockholders’ Equity.
9.   Related Party Transactions
The Company had an accounts receivable balance of $5,350 and $177,064 for units sold to related parties as of June 30, 2022 and December 31, 2021, respectively.
10.   Stockholders’ Equity
Long-term Incentive Plan
In conjunction with the IPO, on November 23, 2021, the Company adopted the Employee Stock Purchase Plan, the 2021 Incentive Award Plan (“Long-Term Incentive Plan” or “LTIP”) and the Non-Employee Directors Stock and Deferred Compensation Plan (collectively, the “Plans”). Accordingly, the Company reserved 1,802,273 shares, collectively, for issuance or sale under the Plans. The Company’s Board approved an amendment to the LTIP to increase the shares authorized to be issued by 1,500,000, and the evergreen set forth in the LTIP resulted in an increase of 277,552 shares.
The Company maintains an LTIP under which the Company’s Compensation Committee has the authority to grant stock options; stock appreciation rights; restricted stock; restricted stock units; performance stock; performance units; and other forms of equity-based or equity-related awards. Compensation cost is generally recorded on a straight-line basis over the vesting term of the shares based on the grant date value using the closing trading price.
Stock-based compensation expense was $670,838 and $1,379,378 for the three and six months ended June 30, 2022, respectively, and $0 and $924,438 for the three and six months ended June 30, 2021, respectively. On June 1, 2022 the Company granted 308,776 restricted stock units to members of management and 343,754 restricted stock units to members of the Board under the Incentive Award Plan. The total number of restricted stock units outstanding at June 30, 2022 is 1,278,758. Unrecognized compensation cost related to restricted stock awards made by the Company was $5,976,917 at June 30, 2022.
Members’ Units
Prior to the completion of the IPO (See Note 3, Initial Public Offering), the Board was authorized to issue Class A Units (the “Units”), which entitled unitholders to allocations of profits and losses and other

10.   Stockholders’ Equity (continued)
items and distributions of cash and other property as was set forth in the Company’s operating agreement, as amended. The Board had the right at any time and from time to time to authorize and cause the Company to create and/or issue equity securities to any person, in which event, all units of a class, group or series would have been diluted in an equal manner as to the other units of such class, group or series, and the Board had the power to amend the operating agreement to allow for such additional issuances and dilution and to make any such other amendments necessary or desirable to reflect such issuances. The holder of each Unit had the right to one vote per Unit on all matters to be voted on by the Members.
During the three months ended March 31, 2021, the Company sold 5,073,056 Units to existing members resulting in gross proceeds of $5,073,056.
Effective April 1, 2021, the Board approved the issuance of an aggregate of 274,314 Units, of which 140,085 Units were issued to independent contractors and 134,229 Units were issued to Board members as compensation for services provided. Certain of the Units were issued to independent contractors as consideration for services pursuant to existing agreements, which provided for payment of fifty percent in cash and fifty percent in equity (See Note 8, Commitments and Contingencies). The subscription agreements issued to the contractors included a provision that no payments for services rendered after March 31, 2021 will be in the form of equity.
Private Placement
On June 29, 2022, the Company completed the private placement in connection with a securities purchase agreement dated June 26, 2022 (the “Private Placement”). In the Private Placement, the Company received gross cash proceeds of $15,000,000 in connection with the issuance of (i) 1,500,000 shares of common stock and (ii) a warrant to purchase up to 1,500,000 shares of common stock (the “Warrant”). The Warrant has an exercise price of $11.00 per share and is exercisable until 5:00 p.m. on July 21, 2027. Net proceeds amounted to $13,578,551 after issuance costs of $1,421,450, of which $1,326,212 was charged to expense and $95,237 was charged to additional paid-in capital.
On July 21, 2022, the SEC declared effective the Company’s registration statement on Form S-1 relating to the resale of 3,000,000 shares of common stock held by the selling stockholder listed in the prospectus (including 1,500,000 shares of common stock issued in the Private Placement and 1,500,00 shares of common stock issuable upon the exercise of the outstanding warrant acquired in the Private Placement). The Company will not receive any proceeds in connection with the sale of common stock by the selling stockholder but will receive the exercise price of the warrant to the extent the warrant is exercised by the selling stockholder. In conjunction with Private Placement, the Company entered into a registration rights agreement whereby the Company is required to register for resale and maintain effectiveness of such registration statement to register the shares of common stock held by the selling stockholder. Pursuant to the registration rights agreement, the Company is liable for certain liquidated damages for failure to provide and maintain such registration rights. The Company’s registration statement was declared effected on July 21, 2022.
11.   Loss Per Common Share
Basic net loss per common share is computed using the weighted average common shares outstanding during the year. Diluted net loss per common share reflects the potential dilution from assumed conversion of all dilutive securities such as unvested restricted stock units, the Underwriter Option and the Warrant using the treasury stock method. When the effects of the outstanding restricted stock units, the Underwriter Option and the Warrant are anti-dilutive, they are not included in the calculation of diluted net loss per common share.

11.   Loss Per Common Share (continued)
The following table sets forth the computation of basic and diluted net loss per share for the six months ended June 30, 2022 and 2021:
	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
Net loss	$(5,172,277)	$(2,684,520)	$(7,750,241)	$(4,654,212)
Basic weighted average common shares	13,894,119	11,361,025	13,885,923	9,491,797
Diluted weighted average common shares	13,894,119	11,361,025	13,885,923	9,491,797
Basic net loss per common share	$(0.37)	$(0.24)	$(0.56)	$(0.49)
Diluted net loss per common share	$(0.37)	$(0.24)	$(0.56)	$(0.49)
12.   Income Taxes
Income tax benefit was $127,058 and $0, and $219,832 and $0 for the three and six months ended June 30, 2022 and 2021, respectively, and was comprised primarily of a federal income tax benefit by applying the U.S. federal income tax rate of 21% to the loss before tax and adjusting for non-deductible expenses, tax credits generated, and utilization of net operating loss carryforwards.
On November 23, 2021, in conjunction with the IPO, the Company incorporated in the State of Delaware. Prior to the IPO, the Company was a limited liability company and was treated as a partnership for federal and state income tax purposes. Therefore, no provision for income taxes had been included in the financial statements prior to the IPO. The Company expects to be in a net deferred tax asset position in the year ending December 31, 2022, which will be offset by a valuation allowance. Accordingly, a tax benefit is being realized to the extent of the net deferred tax liability that existed at December 31, 2021 based upon the estimated effective tax rate for the year ending December 31, 2022.
13.   Subsequent Events
The Company has evaluated subsequent events through the date the financial statements were available to be issued and has concluded there were no material subsequent events that required recognition or disclosure in the financial statements except as disclosed.

Report of Independent Auditors
To the Board of Directors of Molekule, Inc.
Opinion
We have audited the accompanying consolidated financial statements of Molekule, Inc. and its subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of operations, of changes in redeemable convertible preferred stock and stockholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring losses from operations and operating cash outflows, had an accumulated deficit at December 31, 2021, violated certain financial debt covenants and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.
Responsibilities of Management for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are available to be issued.
Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with US GAAS, we:
•
Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
SIGNED
San Francisco, California
October 1, 2022, except for the effects of the reverse stock split discussed in Note 11, as to which the date is November 9, 2022

Molekule, Inc. and Subsidiary
Consolidated Balance Sheets
December 31, 2021 and 2020
	2021	2020
Assets
Current assets
Cash and cash equivalents	$15,883,575	$37,375,289
Restricted cash	1,673,848	1,673,848
Accounts receivable, net	3,973,851	1,266,972
Prepaid expenses and other current assets	1,355,232	2,695,207
Inventories	24,589,457	15,528,704
Total current assets	47,475,963	58,540,020
Property and equipment, net	11,545,451	11,908,949
Intangible assets, net	2,772,094	3,372,134
Security deposits	224,951	157,601
Total noncurrent assets	14,542,496	15,438,684
Total assets	$62,018,459	$73,978,704
Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$14,686,893	$17,581,838
Accrued sales tax	1,964,944	2,497,191
Contract liabilities	482,619	155,627
Accrued expenses and other current liabilities	7,917,842	5,842,371
Legal settlement liability (Note 10)	2,700,000	2,700,000
Restructuring liability (Note 14)	3,587,021	—
Notes payable, current portion	3,929,176	3,323,593
Total current liabilities	35,268,495	32,100,620
Notes payable, net of current portion	34,112,793	7,892,973
Simple Agreements for Future Equity	20,380,000	—
Total liabilities	89,761,288	39,993,593
Commitments and contingencies (Note 10)
Series Seed redeemable convertible preferred stock, $0.0001 par value; 6,051,713 shares authorized; 5,995,012 shares issued and outstanding; aggregate minimum liquidation preference of $3,967,499	3,967,499	3,967,499
Series A redeemable convertible preferred stock, $0.0001 par value; 17,662,936 shares authorized; 17,662,936 shares issued and outstanding; aggregate minimum liquidation preference of $13,084,703	12,930,747	12,930,747
Series B redeemable convertible preferred stock, $0.0001 par value; 14,389,815 shares authorized; 14,389,815 shares issued and outstanding; aggregate minimum liquidation preference of $26,510,356	26,321,204	26,321,204
Series C redeemable convertible preferred stock, $0.0001 par value; 7,607,063 shares authorized; 7,607,063 shares issued and outstanding; aggregate minimum liquidation preference of $22,999,955	22,887,375	22,887,375
Series C-1 redeemable convertible preferred stock, $0.0001 par value; 23,500,000 shares authorized; 21,773,377 and 21,757,352 shares issued and outstanding at December 31, 2021 and 2020, respectively; aggregate minimum liquidation preference of $67,932,936 and $67,882,938	67,758,076	67,708,076
Total redeemable convertible preferred stock	133,864,901	133,814,901
Stockholders’ Deficit
Common Stock, $0.0001 par value; 10,710,000 shares authorized; 1,333,397 and 1,304,593 shares issued and outstanding at December 31, 2021 and 2020, respectively	1,279	1,253
Additional paid-in capital	5,895,413	3,520,912
Accumulated deficit	(167,504,422)	(103,351,955)
Total stockholders’ deficit	(161,607,730)	(99,829,790)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$62,018,459	$73,978,704
The accompanying notes are an integral part of these consolidated financial statements.

Molekule, Inc. and Subsidiary
Consolidated Statements of Operations
Years Ended December 31, 2021 and 2020
	2021	2020
Net revenue	$76,052,125	$93,729,540
Cost of revenue	(51,508,445)	(54,906,156)
Gross profit	24,543,680	38,823,384
Operating expenses
General, administrative, research and development	58,767,236	47,300,270
Sales, marketing and advertising	23,031,279	21,286,350
Restructuring and other impairment charges	4,745,057	—
Total operating expenses	86,543,572	68,586,620
Operating loss	(61,999,892)	(29,763,236)
Other income (expense)
Other income	891,167	256,755
Other expense	(143,982)	(458,685)
Interest expense	(2,899,760)	(635,987)
Total other expense	(2,152,575)	(837,917)
Loss, before income tax provision	(64,152,467)	(30,601,153)
Income tax provision	—	—
Net loss	$(64,152,467)	$(30,601,153)
The accompanying notes are an integral part of these consolidated financial statements.

Molekule, Inc. and Subsidiary
Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Years Ended December 31, 2021 and 2020
	Stockholders’ Deficit
			Additional Paid-in Capital		Total Stockholders’ Deficit	Redeemable Convertible Preferred Stock
	Common Stock			Accumulated Deficit
	Shares	Amount				Shares	Amount
Balance at December 31, 2019	1,237,701	$1,226	$1,629,087	$(72,750,802)	$(71,120,489)	55,878,532	$97,898,762
Common stock option exercises	66,892	27	277,143	—	277,170	—	—
Stock-based compensation	—	—	1,539,242	—	1,539,242	—	—
Issuance of redeemable convertible Series C-1 preferred stock,						11,533,646	35,916,139
net of $68,808 issuance costs	—	—	—	—	—	—	—
Issuance of 10,943 common stock warrants	—	—	75,440	—	75,440	—	—
Net loss	—	—	—	(30,601,153)	(30,601,153)	—	—
Balance at December 31, 2020	1,304,593	1,253	3,520,912	(103,351,955)	(99,829,790)	67,412,178	133,814,901
Common stock option exercises	28,804	26	261,810	—	261,836	—	—
Stock-based compensation	—	—	1,834,203	—	1,834,203	—	—
Issuance of redeemable convertible Series C-1 preferred stock,	—	—	—	—	—	16,025	50,000
Issuance of 40,975 common stock warrants	—	—	278,488	—	278,488	—	—
Net loss	—	—	—	(64,152,467)	(64,152,467)	—	—
Balance at December 31, 2021	1,333,397	$1,279	$5,895,413	$(167,504,422)	$(161,607,730)	67,428,203	$133,864,901
The accompanying notes are an integral part of these consolidated financial statements.

Molekule, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2021 and 2020
	2021	2020
Cash flows from operating activities
Net loss	$(64,152,467)	$(30,601,153)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization expense	4,971,831	3,596,412
Stock-based compensation	1,834,203	1,539,242
Change in fair value of derivative liability	5,650	3,415
Bad debt provision	127,323	—
Inventory reserve provision	963,462	—
Accretion of debt discounts	113,425	92,386
Loss on property and equipment disposal	600,218	73,572
Changes in operating assets and liabilities
Accounts receivable	(2,834,202)	(885,879)
Prepaid expenses and other current assets	1,339,975	(1,798,121)
Inventories	(10,024,215)	4,195,858
Security deposits	(67,350)	168,703
Accounts payable	(2,894,945)	4,808,805
Accrued sales tax	(532,247)	(409,333)
Contract liabilities	326,992	(308,421)
Accrued expenses and other current liabilities	6,239,051	2,386,330
Net cash used in operating activities	(63,983,296)	(17,138,184)
Cash flows from investing activities
Property and equipment purchases	(3,644,264)	(5,644,791)
Internally developed software costs	(1,546,457)	(1,509,263)
Net cash used in investing activities	(5,190,721)	(7,154,054)
Cash flows from financing activities
Proceeds from issuance of redeemable convertible preferred stock Series C-1, net of $0 and $68,808 of issuance costs paid	50,000	35,916,139
Repayments of revolving line of credit	—	(5,000,000)
Proceeds from notes payable borrowings	30,511,228	7,791,082
Proceeds from issuance of SAFEs	20,380,000	—
Repayments of notes payable borrowings	(3,520,762)	(1,702,574)
Proceeds from exercises of common stock options	261,837	277,170
Net cash provided by financing activities	47,682,303	37,281,817
Net (decrease) increase in cash, cash equivalents, and restricted cash	(21,491,714)	12,989,579
Cash, cash equivalents, and restricted cash
Beginning of year	39,049,137	26,059,558
End of year	$17,557,423	$39,049,137
Reconciliation to amounts on the consolidated balance sheet
Cash and cash equivalents	$15,883,575	$37,375,289
Restricted cash	1,673,848	1,673,848
Total cash, cash equivalents, and restricted cash	$17,557,423	$39,049,137
Supplemental disclosures of cash flow information
Interest paid	$2,549,474	$573,857
Supplemental disclosures of noncash investing activities
Property and equipment purchases in accrued expenses and other current liabilities	$964,662	$1,546,871
The accompanying notes are an integral part of these consolidated financial statements.

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
1.
Description of Business

Molekule, Inc. (the “Company” or “Molekule”) is engaged in the manufacturing and selling of air purifiers and filters primarily in the United States, but also in Canada. In 2020, the Company also began to sell to Japan and South Korea, but sales continued to be primarily within the United States. During 2021, the Company began selling directly to consumers in Europe. The Company incorporated in the state of Delaware in February 2015 as Transformair, Inc. and changed its name to Molekule, Inc. through an amendment to its articles of incorporation in June 2016. The accompanying consolidated financial statements include Molekule and its wholly owned subsidiary.
The Company’s headquarters are located in San Francisco, California, with an additional research facility in Tampa, Florida, and a wholly owned subsidiary in Costa Rica. During 2020, the Company stopped operating out of Costa Rica; however, the legal entity continues to exist. During 2020, the Company significantly increased its sales to third party retailers but continues to maintain the majority of its sales as direct-to-consumer. This remained unchanged in 2021.
2.
Summary of Significant Accounting Policies

Basis of Accounting
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United State of America (“U.S. GAAP”). All intercompany balances and transactions have been eliminated.
Liquidity
The Company incurred operating losses and operating cash outflows in 2021 and 2020 and had an accumulated deficit at December 31, 2021. At December 31, 2021, the Company held $15,883,575 in unrestricted cash. From incorporation through December 31, 2021, the Company financed its operations, capital expenditures, and working capital needs through the issuance of convertible redeemable preferred stock, Simple Agreements for Future Equity (“SAFEs”) and debt financing. The Company has continued to incur cash outflows from operations in 2022, utilizing the available cash balance as of December 31, 2021. As of December 31, 2021, the Company was not in compliance with certain financial covenants (Note 7). Subsequent to December 31, 2021, in May 2022 and on October 1, 2022, the Company obtained waivers from the bank as well as amendments to the financial covenant metrics. There was no availability on the revolving line of credit as of December 31, 2021 given that the Company was in violation of certain covenants as disclosed below. As of December 31, 2021, there is no amount drawn on the $15 million revolving line of credit. There were no financial covenants related to the Company’s mezzanine term loan as of December 31, 2021. However, in May 2022, this loan was amended to incorporate the quarterly required revenue financial covenant, consistent with the senior term loan. Consistent with the senior term loan, the mezzanine term loan was further amended on October 1, 2022 to decrease the minimum revenue required to comply with the financial covenant.
In order to address the cash needs of the Company, in May 2022, the Company’s board of directors and stockholders approved a capital raise that authorized the Company to issue up to $40,000,000 of Series 1 Preferred Shares at a per share purchase price of $0.3889. The Company then completed the initial closing of the capital raise through the sale and issuance of 57,084,078 shares of Series 1 Preferred Stock for a total consideration of approximately $22,200,000 in May 2022. As a result of this capital raise, all of the SAFEs outstanding were immediately converted into an aggregate of 20,571,841 shares of common stock. In August 2022, an additional sale and issuance of 7,230,189 share of Series 1 Preferred Stock for a total consideration of approximately $2,811,819 closed. In addition to securing additional capital, the Company also restructured the business during the year ended December 31, 2021 by discontinuing selected products and reducing its workforce. See Note 14.

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
The Company is optimistic about the impact of its actions to restructure the business; however, there can be no assurances the Company can successfully increase revenues or improve operating cash flow and believes these conditions raise substantial doubt about the Company’s ability to continue as a going concern.
Concentrations of Risk
Financial instruments that subject the Company to concentrations of risk consist primarily of cash. The Company maintains deposits in accredited financial institutions in excess of federally insured limits. The Company deposits its cash in financial institutions it believes have high credit quality and has not experienced any losses on such accounts and does not believe it is exposed to any unusual risk beyond the normal risk associated with commercial banking relationships.
Two vendors accounted for 30 and 6 percent and 32 and 9 percent of purchases during the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, 50 and 10 percent and 46 and 9 percent of accounts payable were due to these vendors, respectively.
Two customers accounted for 49 and 24 percent of accounts receivable as of December 31, 2021. There were five customers that had accounts receivable balances that made up ten percent or more of total accounts receivable as of December 31, 2020.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash and cash equivalents include cash and highly liquid investments with maturities at the date of investment of not more than three months. The Company held no cash equivalents as of December 31, 2021 and 2020.
Restricted Cash
The Company has a restricted cash balance of $1,673,848 as of December 31, 2021 and 2020. The balance of restricted cash is for collateral in compliance with the Company’s agreement related to their office lease. The balance was held as restricted cash in a separate bank account.
Accounts Receivable
As the Company began to sell to retailers in 2020, the majority of the accounts receivable balance at December 31, 2021 and 2020 is with retail customers. The Company recorded an allowance for doubtful accounts of $127,323 at December 31, 2021 and $0 at December 31, 2020. The Company has no history of material write-offs of accounts receivable.
Inventories
Inventories, which consist of raw materials and finished goods, are stated at the lower of cost or net realizable value, with cost being determined on a first-in, first-out (“FIFO”) basis. The costs related to inbound freight, tariffs and fees related to the purchases of inventories, are capitalized as part of the ending inventory, with the net change recorded as a component of cost of revenue.
The Company discontinued three products during 2021 leading to obsolete and remnant inventory at December 31, 2021. The Company recorded an inventory reserve of $1,353,117 as of December 31, 2021, and $0 as of December 31, 2020.

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
Warranty Reserve
The Company generally provides warranties for a period of two years from the date of shipment that the product will be free from defects in materials and workmanship under normal use in accordance with the documentation provided with the product. The Company recorded a warranty reserve of $429,607 and $861,412 as of December 31, 2021 and 2020, respectively, which is included in accrued expenses and other current liabilities in the consolidated balance sheets.
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consist generally of payments for rent, insurance and software services in advance of the use of the services or related facilities.
The Company had $0 and $1,223,200 as of December 31, 2021 and December 31, 2020 of marketing fund deposits paid to certain business customers in advance of sales.
Debt Issuance Costs
Costs incurred in connection with the issuance of any new term debt are treated as debt discount and recorded as a reduction to the debt balance. The Company amortizes debt discount costs over the term of the related debt using the effective interest method.
Property and Equipment, Net
Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expenses as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in net loss for the period.
The estimated useful lives of property and equipment are generally as follows:
Asset class	Years
Office electronics	3
Equipment	3
Office furnishings	3
Production tools	5 – 7
Leasehold improvements	Shorter of asset life or life of lease
Intangible Assets
The Company records intangible assets related to website development, internally developed software and filing costs of patents. Website development costs are amortized straight-line over the expected useful life based on the Company’s first-generation website, 24 months. The cost of filing patents is amortized straight line over the expected legal life of the patents, five years. Costs incurred in connection with computer software developed for internal use that occur in the preliminary project and post implementation stages are expensed as incurred. Certain costs incurred in the application stage of a project are capitalized if certain criteria are met. Capitalized costs are amortized on a straight-line basis over two to five years.
Impairment of Long-Lived Assets
Long-lived assets, including intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future net undiscounted cash flows expected to be generated by that asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. An impairment of $487,364 was recorded during the year ended December 31, 2021 related to property and equipment for product lines. See Note 14. No impairment was recorded during the year ended December 31, 2020.
Foreign Currency
Transactional gains and losses resulting from transactions denominated in foreign currencies are included in the consolidated statement of operations within other expense. There was a total of $21,565 and $17,769 recorded for the years ended December 31, 2021 and 2020, respectively.
Revenue Recognition
The Company sells its products through two channels: business-to-consumer sales and business-to-business sales. Business-to-consumer sales make up approximately 75% and 73% of total sales in 2021 and 2020, respectively.
The Company generates substantially all its revenue from sales contracts with customers. While the Company enters into separate sales contracts with each customer, all sales contracts are similarly structured. These contracts create an obligation to transfer product to the customer. The device and filters are separate performance obligations. The Company allocates the transaction price to filters based upon their standalone sales price. The transaction price allocated to the device is estimated based on the residual method, as the devices do not have an established standalone sales price and are never sold without filters.
All performance obligations are satisfied within one year; therefore, costs to obtain contracts are expensed as incurred. There is no financing component because the Company expects, at contract inception, the period between when the Company transfers product to the customer and when the customer pays for the product will be less than one year; the Company is entitled to payment at point of sale. The Company defines net revenues as revenues, net of sales returns, taxes, discounts and allowances. Sales terms allow for the right of return and the Company has recorded a related reserve based on historical as well as post year end activity. Customers may, for any reason, return the product within 30 days for a full refund, excluding shipping charges. The Company establishes a liability for expected returns representing the amount of consideration the entity does not expect to be entitled to because it will be refunded to customers. The refund liability is remeasured at each reporting date to reflect changes in the estimate, with a corresponding adjustment to revenue.
During the year ended December 31, 2020, the Company entered into contracts with various business-to-business customers that allowed for the customers to be paid a marketing fund discount based on transaction volume. These arrangements are not distinct from the related revenue generating transaction and are therefore recorded as a reduction in revenue as the sales occur. Any upfront payments made to these customers by the Company are recorded as a current asset and recognized as an off-set to revenue as the related sales occur. The Company had $0 recorded as of December 31, 2021 and $1,223,200 as of December 31, 2020 within Prepaid expenses and other current assets on the consolidated balance sheet.
The Company satisfies the performance obligations and records revenues when transfer of control has passed to the customer, based on the terms of sale. A customer is considered to have control once they are able to direct the use and receive substantially all of the benefits of the product. For all domestic and Canada sales, the Company determined a customer obtains control of the product upon shipment. For all sales to customers in Japan and South Korea, the Company determined a customer obtains control of the product when the product has cleared customs. This is when the title of the product and risk of loss transfers to the customer.

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
Sales taxes collected from customers are not recorded within revenue and are remitted to the taxing authorities periodically. Shipping and handling are recorded in revenue and cost of revenue on the Statement of Operations and are charged to customers at varying rates. The Company recorded $446,052 and $745,243 in shipping revenues and $5,715,130 and $5,492,996 in shipping costs for the years ended December 31, 2021 and 2020, respectively.
Advertising and Marketing Expenses
The Company uses various social media and online platforms as the main driver for creating public awareness about the product and the Company’s mission. These costs are expensed as they are incurred. Total advertising and marketing expenses for 2021 and 2020 were $23,031,279 and $21,286,350, respectively, and was recorded in operating expense on the Consolidated Statements of Operations.
Stock-Based Compensation
The Company’s stock-based awards consist of restricted stock awards and stock options. For stock-based awards issued to employees, the Company measures the estimated fair value of the stock-based award on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company has not issued any stock-based awards with market-based vesting conditions. The Company accounts for forfeitures as they occur. The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient’s cash compensation costs are classified.
For stock-based awards granted to nonemployees subject to vesting that only contain service conditions, the Company has elected to recognize stock-based compensation expense using the straight-line recognition method in the same manner as employees. The fair value of each restricted stock award is determined based on the number of shares granted and the value of the Company’s Common Stock on the date of grant.
Redeemable Convertible Preferred Stock
The Company’s preferred shares are assessed at issuance for classification as debt or equity and redemption features requiring bifurcation. The Company presents as temporary equity any stock which (i) the Company undertakes to redeem at a fixed or determinable price on the fixed or determinable date or dates, whether by operation of a sinking fund or otherwise; (ii) is redeemable at the option of the holders; or (iii) has conditions for redemption that are not solely within the control of the issuer. The Company’s Preferred Stock is redeemable upon a Deemed Liquidation Event, which the Company determined is not solely within the Company’s control and thus has classified the preferred shares as temporary equity until such time as the conditions are removed or lapse.
Fair Value Measurements
Certain assets and liabilities of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable.
Level 1
Quoted prices in active markets for identical assets or liabilities.

Level 2
Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
Level 3
Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.
The Company records its warrants and SAFEs at fair value and categorizes them as Level 3 instruments based upon the level of judgment associated with the inputs used to measure its fair value. Assumptions include the risks inherent in a particular valuation technique (such as a pricing model) and/or the risk inherent in the inputs to the model.
Warrants
Freestanding Convertible Redeemable Preferred Stock warrants that have characteristics that require the warrants to be accounted for as a liability (“Liability Warrants”) are included in accrued expenses and other current liabilities on the Company’s consolidated balance sheet. The Liability Warrants are subject to remeasurement at each balance sheet date, and any change in fair value is recognized as a component of other income (expense). The Company will adjust such warrant liability for changes in fair value until the earlier of, (1) the exercise or expiration of the underlying warrants, or (2) the completion of an acquisition event, at which time all Liability Warrants will be exercised pursuant to a cashless exercise.
Freestanding common stock warrants that have characteristics that require the warrants to be accounted for as equity (“Equity Warrants”) are included in additional paid in capital within stockholders’ equity. The Equity Warrants are subject to valuation at issuance and do not get remeasured subsequently. The Company will keep the value of the warrants issued until the exercise or expiration of the underlying warrants.
Income Taxes
Deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established.
The Company accounts for uncertain tax positions recognized in the consolidated financial statements by prescribing a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.
Restructuring
The Company recognizes restructuring charges related to plans to exit a product line, exit a market and to realign corporate cost structure. In connection with these activities, we recognize restructuring charges for employee termination costs, long-lived asset impairment and other exit-related costs.
Refer to Note 14 to the consolidated financial statements for further discussion of restructuring activities.

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board (“FASB”) issued a new standard on lease accounting. The new standard will require leases to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). For income statement purposes, the FASB retained a dual model, requiring leases to be classified as either operating or finance. This new standard is effective for annual reporting periods beginning after December 15, 2021 for nonpublic entities, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its financial condition and results from operations.
3.
Inventory

As of December 31, 2021 and 2020, inventories consisted of the following:
	2021	2020
Finished goods	$9,608,436	$5,900,003
Work in Process	3,552,993	4,857,849
Raw materials	3,267,612	1,686,017
Inventory-in-transit	8,160,416	3,084,835
	$24,589,457	$15,528,705

4.
Property and Equipment, Net

As of December 31, 2021 and 2020, property and equipment, net, consisted of the following:
	2021	2020
Office electronics	$892,202	$725,741
Furniture and fixtures	425,735	369,398
Leasehold improvements	2,784,964	837,176
Production tools and equipment	10,332,300	7,494,452
	14,435,201	9,426,767
Less: Accumulated depreciation	(4,752,641)	(2,392,830)
	9,682,560	7,033,937
Construction in progress	1,862,891	4,875,012
	$11,545,451	$11,908,949
Depreciation expense related to fixed assets was $2,825,335 and $1,660,113 during the years ended December 31, 2021 and 2020, respectively.

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
5.
Intangible Assets, Net

As of December 31, 2021 and 2020, intangible assets, net, consisted of the following:
	2021	2020
Website	$253,245	$253,245
Patents	756,835	480,260
Domains	16,328	—
Internally-developed software	6,202,825	4,930,497
	7,229,233	5,664,002
Less: Accumulated amortization	(4,457,139)	(2,291,868)
	$2,772,094	$3,372,134
Amortization expense related to intangible assets was $2,146,496 and $1,936,299 for the years ended December 31, 2021 and 2020, respectively. At December 31, 2021, the estimated amortization expense for each of the next five fiscal years is as follows:
2022	$1,541,111
2023	847,812
2024	289,307
2025	70,675
2026	23,189
$2,772,094

6.
Accrued Expenses and Other Current Liabilities

As of December 31, 2021 and 2020, accrued expenses and other current liabilities consisted of the following:
	2021	2020
Accrued expenses	$4,827,718	$1,576,124
Accrued fixed asset purchases	964,662	1,546,871
Refund liability	451,372	924,303
Warranty reserve	429,607	861,412
Warrant liability	95,544	101,194
Other	1,148,939	832,467
	$7,917,842	$5,842,371
As of December 31, 2021, and 2020, the Company had provisions for warranty of $429,607 and $861,412 and had actual replacements of $250,393 and $1,855,002 recorded within cost of revenue on the consolidated Statements of Operations, respectively. As of December 31, 2021, and 2020, the Company had provisions for refunds of $451,372 and $924,303 and had actual returns of $3,779,475 and $8,102,399 recorded within cost of revenue on the consolidated Statements of Operations, respectively.

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
7.
Notes Payable and Revolving Line of Credit

As of December 31, 2021 and 2020, notes payable consisted of the following:
	2021	2020
Senior term loan	$5,275,000	$7,600,000
Facility term loan	3,584,508	4,093,443
Mezzanine term loan	30,000,000	—
	38,859,508	11,693,443
Less: unamortized debt issuance fees	(817,539)	(476,877)
Less: current portion	(3,929,176)	(3,323,593)
Total long-term notes payable	$34,112,793	$7,892,973
In June 2016, the Company entered into a Loan and Security Agreement with Silicon Valley Bank (the senior term loan) for maximum borrowings of $1,000,000 with a maturity date of April 2020. The interest rate of the loan was 5% during 2020. At December 31, 2019, the current liability related to the loan was $111,000. The Company paid off the remaining balance during 2020 upon its maturity.
In September 2019, the Company amended the Loan and Security Agreement with Silicon Valley Bank to add a new term loan and a revolving line of credit. The term loan is for $5,000,000 with a maturity date of December 2022 and bears interest at a rate equal to the greater of the Prime rate plus 1% or 4.25%. Beginning in January 2020, equal monthly payments of interest and principal are due until the maturity date.
The revolving line of credit allows for a maximum borrowing of $5,000,000, however, the available amount is determined through the borrowing base that is calculated based on the Company’s eligible receivable and inventory balances. The maturity date of the revolving line of credit was February 2020. The revolving line of credit bears interest based on a range of rates from the Prime rate to 5.25%.
In March 2020, the maturity date on the Company’s revolving line of credit was extended to March 31, 2021. In June 2020, the revolving line of credit agreement was further amended to increase the availability from maximum borrowing capacity of $5,000,000 to $15,000,000. In March 2021, the Company entered into the Third Loan Modification Agreement of its Loan and Security Agreement with Silicon Valley Bank (“Third LMA”). The Third LMA extended the maturity date of the $15,000,000 revolving line from March 31, 2021 to March 31, 2023. The availability of the revolving line of credit continues to be calculated based on eligible accounts receivable and inventory balances. There was no availability on the revolving line of credit as of December 31, 2021 given that the Company was in violation of certain covenants as disclosed below. As of December 31, 2021, there is no amount drawn on the revolving line of credit.
The term loan was also amended in June 2020 to increase the principal to $5,100,000 and extend the maturity date to December 31, 2023 with monthly installments of principal payments commencing on January 1, 2021. As part of the amended term loan agreement, the Company had an option to borrow an additional $2,500,000 of term debt that, if drawn, will be due on March 1, 2024 with monthly payments of principal commencing on April 1, 2021. The Company borrowed this $2,500,000 in December 2020. The interest rate of the term loan was 4.25% as of both December 31, 2020 and December 31, 2021. As of December 31, 2021, there was a debt discount of $43,109 recorded related to this debt.
The amendments made in 2020 to the loan agreement added additional restrictive financial covenants including maintaining a minimum cash balance of $2,500,000 if $10,000,000 in equity is not raised by September 30, 2020, maintaining an adjusted quick ratio and meeting set quarterly revenue targets. The Company was in compliance with the covenants as of December 31, 2020 and was able to achieve the required equity raise before September 30, 2020. The Company was not in compliance with the financial covenants

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
as of December 31, 2021. Subsequent to December 31, 2021, in May 2022 and most recently on September 30, 2022, the Company obtained waivers from the bank as well as amendments to the financial covenant metrics.
In June 2020, the Company entered into a Facility Term Debt Agreement with a new lender for the ability to draw down up to $5,600,000 related to funding the Company’s equipment build out of a filter manufacturing plant. The Company drew down $2,898,173 in June 2020, $581,029 in September 2020, $878,547 in December 2020 and $541,139 in August 2021. The principal payments for the amounts drawn are due over a 42-month period following the month that the amount is drawn with the last two months’ payments due at the inception of the loan. At the end of the term, the lender also requires the Company to pay down an additional 10% of the total term draw down amount, which results in an additional payment of $435,755 in total for all the draws. This additional payment is being accreted to the total outstanding amount over the term of the loan and resulted in an incremental $209,513 of long-term debt to the lender at December 31, 2021. The interest rate on the debt for the years ended December 31, 2021 and 2020 was 14.6%. As of December 31, 2021, the short term and long-term portions of the liability related to the debt was $1,395,843 and $1,698,776, respectively. As of December 31, 2021, there was a debt discount of $40,812 recorded related to this debt.
The Facility Term Debt Agreement had no financial covenants as of December 31, 2021 and there were no cross-default provisions with other agreements. The Facility Term Debt Agreement is collateralized by the equipment purchased with the use of the debt.
In March 2021, the Company entered into a Mezzanine Loan and Security Agreement (“Mezzanine Agreement”) with Silicon Valley Bank. Under the Mezzanine Agreement, the Company issued a $30 million Mezzanine Term Loan. The Mezzanine Term Loan bears interest at a floating rate per annum equal to the greater of the Prime rate plus 6.00% or 9.25%. Interest is calculated on the basis of a 360-day year. The loan matures March 2025 with monthly payments due on the first of each calendar month. Payments will be interest only for the first 24 months. The loan has no financial covenants. The primary purpose of the borrowing is to fund the Company’s working capital needs. Contemporaneously with the borrowing, the Company issued 409,750 of warrants to SVB to purchase common stock of the Company. The Company recorded a discount of $542,581 on the Mezzanine Term Loan, comprised of $264,093 of fees paid to the lender and $278,488 representing the relative fair value of the warrants issued to Silicon Valley Bank. As of December 31, 2021, there was an unamortized debt discount of $487,651 related to this debt. The Mezzanine Agreement did not contain any financial covenants as of December 31, 2021 and a cross-default provision is not triggered upon noncompliance with the financial covenants contained in the Loan and Security Agreement. However, in May 2022, the Mezzanine Agreement was amended to incorporate a minimum revenue financial covenant, consistent with Loan and Security Agreement. Consistent with the senior term loan, the mezzanine term loan was further amended on September 30, 2022, to decrease the minimum revenue required to comply with the financial covenant.
Future payments of notes payable at December 31, 2021 are as follows:
2022	$3,929,176
2023	15,303,422
2024	15,566,940
2025	3,779,594
38,579,132
Less: Current portion	3,929,176
Long-term portion	$34,649,956

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
8.
SAFE Agreements

In November and December, 2021, the Company issued $20,380,000 in SAFE’s. These SAFEs allow the investors to participate in future equity financings through a share-settled redemption of the amount invested. Alternatively, upon the occurrence of a change of control or an initial public offering, the investors shall receive the greater of (i) a cash payment equal to two times the invested amount under such SAFE, or (ii) the amount payable on the number of shares of common stock equal to the invested amount divided by the liquidity price set forth in the applicable SAFE.
If there is a dissolution of the company, the investor will be entitled to receive the cash payment equal to two times the invested amount under such SAFE.
The SAFEs include a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.
There was no change to fair value of the SAFEs between the issuance dates and December 31, 2021. As the SAFEs were issued close to the December 31, 2021 date, the value at December 31, 2021 was determined to be at the issuance amount.
9.
Income Taxes

Other than minimum state income taxes, the Company did not have income tax expense for the years ended December 31, 2021 and 2020. The Company’s effective tax rate for the years ended December 31, 2021 and 2020 differs from the Federal Statutory tax rate primarily due to the effect of the valuation allowance.
The net tax effects of temporary differences that gave rise to the Company’s noncurrent deferred tax assets and liabilities at December 31, 2021 and 2020, are as follows:
	2021	2020
Deferred tax assets
Net operating loss carryforward	$38,052,202	$22,245,809
Accruals and reserves	1,493,369	1,338,011
Stock-based compensation	163,799	108,175
Credit carryforwards	222,281	148,134
Section 163(j)	723,189	111,667
Other	95,580	61,845
Total deferred tax asset	40,750,420	24,013,640
Deferred tax liabilities
Fixed and intangible assets	(311,423)	(656,208)
Total deferred tax liabilities	(311,423)	(656,208)
Valuation allowance	(40,438,997)	(23,357,432)
Deferred tax asset, net	$—	$—
As of December 31, 2021, the Company had $150,822,264 of federal and $79,935,822 of state net operating loss carryforwards available to offset future taxable income, respectively. As of December 31, 2020, the Company had $93,886,254 of federal and $32,627,170 of state net operating loss carryforwards available to offset future taxable income, respectively. If not utilized, federal and state net operating loss carryforwards will begin expiring in 2036.

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
The Company has established a valuation allowance to offset deferred tax assets as of December 31, 2021 and 2020 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. The Company had recorded a valuation allowance of $40,438,997 and $23,357,432 as of December 31, 2021 and 2020, respectively. The valuation allowance increased by $17,081,565 and $6,403,085 during the years ended December 31, 2021 and 2020, respectively.
As of December 31, 2021 and 2020, the Company had research and development credit carryforwards of $197,456 and $119,437 and $247,106 and $14,274 available to reduce future taxable income, if any, for federal and state income tax purposes, respectively. If not utilized, the federal credit carryforwards will begin expiring in 2036, while the state research and development credits have no expiration. As of December 31, 2021 and 2020, the Company maintains a full valuation reserve against these credits, as the ability of the Company to utilize these credits has not met the more-than-likely threshold.
Utilization of the net operating loss and research and development credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, as well as similar state and foreign provisions. The annual limitation may result in the expiration of these carryforwards before utilization.
The Company attributes net revenue, costs and expenses to domestic and foreign components based on the terms of the agreements with its foreign subsidiary. The Company does not provide for federal income taxes on the undistributed earnings of its foreign subsidiary, as such earnings are to be reinvested offshore indefinitely. If these earnings were repatriated, the resulting income tax liability would be insignificant.
No liability related to uncertain tax positions is recorded on the financial statements. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The uncertain tax benefits for the years ended December 31, 2021 and 2020 remained at $ 222,282 and $148,136, respectively.
10.
Commitments and Contingencies

Operating Leases
In February 2019, the Company entered into a lease agreement for office space in San Francisco, California. The lease expires in August 2026. The lease calls for monthly base rental payments of $209,231 commencing in the first month and fixed annual base rental increases of 3%. Rent expense is accounted for on a straight-line basis. Rent expense under this lease was $2,611,964 and $2,535,880 for the years ended December 31, 2021 and 2020, respectively.
The Company leases office, warehouse and lab space under noncancelable leases with various expiration dates through 2026. Rent expense under these leases was $434,897 and $355,740 for the years ended December 31, 2021 and 2020, respectively.
Future minimum lease payments required under noncancelable operating leases as of December 31, 2021 are as follows:
2022	$3,279,870
2023	3,356,052
2024	3,444,049
2025	3,544,127
2026	2,206,401
$15,830,498

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
Licensing Agreement
In 2015, the Company entered into a licensing agreement with a third party to provide for royalties on net sales in exchange for the use of a patent which is used in the Company’s device. The royalty is earned as of the date the licensed product is sold and paid for. Royalties are set at 1.0 percent of net sales up to $10 million; reduced to 0.75 percent for net sales between $10 million and $50 million; and reduced to 0.5 percent for net sales in excess of $50 million. Royalty expense amounted to $331,488 and $504,457 for the years ended December 31, 2021 and 2020, respectively, and is included in costs of revenue on the consolidated statement of operations. The Company had $162,958 and $173,591 in accrued expenses due to the third party as of December 31, 2021 and 2020, respectively.
Litigation and Indemnification
From time to time, the Company may be a party to litigation and subject to claims that arise in the normal course of business. Significant judgment is required when the Company assesses the likelihood of any adverse judgments or outcomes to a potential claim or legal proceeding, as well as potential ranges of probable losses and when the outcomes of the claims or proceedings are probable and reasonably estimable. Because of uncertainties related to these matters, the Company bases its estimates on the information available at the time. As additional information becomes available, the Company reassesses the potential liability related to pending claims and litigation and may revise its estimates. Any revisions in the estimates of potential liabilities could have a material impact on the Company’s financial position, results of operations or cash flows.
In November 2020, the Company was named as the defendant in a class-action complaint in which the plaintiffs alleged that the Company misrepresented the capabilities of its products. The Company denied all allegations made by the plaintiffs. Without admitting any liability and solely for the purpose of eliminating the uncertainties and expenses of further protracted litigation, the Company entered into a class-wide settlement of this matter, where the class was defined to include purchasers who bought Molekule devices from third-party retailers (e.g. Amazon, Best Buy). The settlement required dismissal of all remaining class-action claims against the Company. The Court approved this settlement and entered judgment in the matter on January 25, 2022. The settlement is currently being administered. As of December 31, 2021 and 2020, the Company has accrued a loss liability of $2,700,000.
The Company enters into agreements with its customers, business partners and other parties in the ordinary course of business that include provisions for the indemnification, holding harmless and defense of indemnified parties of varying scope and terms with respect to certain matters, including, but not limited to, losses arising out of the Company’s breach of such agreements and out of third-party IP infringement claims. In these circumstances, payment by the Company may be conditional on the other party making a claim pursuant to the procedures specified in the particular contract. In addition, the Company has indemnification agreements with its directors and executive officers.
11.
Equity

Common Stock
On February 11, 2015, the date of incorporation, the Company was authorized to issue 2,000,000 shares of Common Stock with a par value of $0.0001 per share. On June 12, 2018, the certificate of incorporation were amended to increase the number of shares authorized to 45,523,955, consisting of 6,700,000 shares of Common Stock with a par value of $0.0001 per share and 38,823,955 shares of Preferred Stock, par value $0.0001 per share.
On February 21, 2019, the Company amended the certificate of incorporation to increase the number of shares authorized to 54,591,896, consisting of 8,500,000 of Common Stock with a par value of $0.0001 per share and 46,091,896 shares of Preferred Stock, par value of $0.0001 per share

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
On November 5, 2019, the certificate of incorporation was further amended to increase the number of shares authorized to 67,711,527, consisting of 9,600,000 of Common Stock with a par value of $0.0001 per share and 58,111,527 shares of Preferred Stock, par value of $0.0001 per share.
On April 28, 2020 the certificate of incorporation was further amended to increase the number of shares authorized to 76,071,527, consisting of 10,360,000 of Common Stock with a par value of $0.0001 per share and 65,711,527 shares of Preferred Stock, par value of $0.0001 per share.
On May 26, 2020, the certificate of incorporation was further amended to increase the number of shares authorized to 79,921,527, consisting of 10,710,000 of Common Stock with a par value of $0.0001 per share and 69,211,527 shares of Preferred Stock, par value of $0.0001 per share.
The holders of Common Stock are entitled to one vote for each share of Common Stock at all meetings of stockholders.
On May 19, 2022, the Company effected a one-for-ten reverse stock split of all outstanding common stock. At the effective time of the reverse stock split, every ten shares of issued and outstanding common stock was automatically combined and reclassified into one issued and outstanding share of common stock. No fractional shares of common stock were issued and each holder of common stock who would otherwise have been entitled to a fraction of a share of common stock received a cash payment. In addition, as a result of the reverse stock split, proportionate adjustments were made to the per share exercise price and/or the number of shares issuable upon the exercise or vesting of all stock options, restricted stock awards and warrants issued and outstanding immediately prior to the effective time of the reverse stock split, which resulted in a proportionate decrease in the number of shares of common stock reserved for issuance upon exercise or vesting of such stock options, restricted stock awards and warrants, and, in the case of stock options and warrants, a proportionate increase in the exercise price of all such stock options and warrants. The number of shares reserved for issuance under the Company’s Stock Plan immediately prior to the effective time of the reverse stock split was reduced proportionately. The accompanying consolidated financial statements have been retrospectively restated to reflect this reverse stock split for all periods presented.
Redeemable Convertible Preferred Stock
Redeemable Convertible Preferred Stock authorized and outstanding at December 31, 2021 (collectively, the “Preferred Stock”) is as follows:
	Authorized	Outstanding
	Shares	Shares	Amount
Series seed	6,051,713	5,995,012	$3,967,499
Series A	17,662,936	17,662,936	12,930,747
Series B	14,389,815	14,389,815	26,321,204
Series C	7,607,063	7,607,063	22,887,375
Series C-1	23,500,000	21,773,377	67,758,076
	69,211,527	67,428,203	$133,864,901
As discussed in Note 15, in May 2022, the Preferred Stock was converted into common stock at a ratio of 10 shares of Preferred Stock to one share of common stock. The holders of the Company’s Preferred Stock have the following rights, preferences, and privileges:
Dividends
The holders of shares of Preferred Stock, in preference to the holders of Common Stock, are entitled to receive, on a pari passu basis, when, as and if declared by the board of directors (the Board) out of funds

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
legally available therefore, noncumulative cash dividends at the rate of 6% of the original issue price per annum on each outstanding share of Preferred Stock. So long as any shares of Preferred Stock are outstanding, the Company shall not pay or set aside any dividends on shares of any other class or series of capital stock of the Company (other than dividends on shares of Common Stock payable in shares of Common Stock) in any calendar year. After the dividends on the Preferred Stock have been paid in any calendar year, then the Company may declare dividends out of funds legally available in that calendar year, then additional dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. The original issue price (the “Original Issue Price”) is defined as (i) $0.6618 for the Series Seed Preferred Stock, (ii) $0.7408 for the Series A Preferred Stock, (iii) $1.8423 for the Series B Preferred Stock, (iv) $3.025 for the Series C Preferred Stock, and (v) $3.12 for the Series C-1 Preferred Stock.
Liquidation Preference and Redemption
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event (as defined below) before any payment shall be made to holders of Series Seed Preferred Stock, Series A Preferred Stock, or Common Stock by reason of their ownership thereof, the holders of shares of Series B Preferred Stock, Series C Preferred Stock, and Series C-1 Preferred Stock (collectively, the “Senior Preferred Stock”) then outstanding shall be entitled to be paid, on a pari passu basis, out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original issue Price of the Series B Preferred Stock, Series C Preferred Stock, or Series C-1 Preferred Stock, as applicable, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series B Preferred Stock, Series C Preferred Stock, or Series C-1 Preferred Stock, as applicable, been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, winding up or Deemed Liquidation Event of the corporation, the funds and assets available for distribution to the stockholders of the corporation are insufficient to pay the holders of shares of Senior Preferred Stock the full amount to which they are entitled, the holders of shares of Senior Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Senior Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of Senior Preferred Stock, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series Seed Preferred Stock and Series A Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, out of the funds and assets available for distribution to its stockholders (or in the case of a Deemed Liquidation Event out of the consideration payable to the stockholders in such Deemed Liquidation Event or otherwise available for distribution by the Company to the stockholders), an amount per share equal to the greater of (a) the Original Issue Price of the Series Seed Preferred Stock or Series A Preferred Stock plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series Seed Preferred Stock or Series A Preferred Stock, as applicable, been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, winding up or Deemed Liquidation Event of the corporation, the funds and assets available for distribution to the stockholders of the corporation are insufficient to pay the holders of shares of Series Seed Preferred Stock and Series A Preferred Stock the full amount to which they are entitled, the holders of shares of Series Seed Preferred Stock and Series A Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series Seed Preferred Stock and Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
Each of the following events shall be considered a Deemed Liquidation Event unless the holders of at least 60% of the outstanding shares of Preferred Stock (voting as a single class on an as-converted to Common Stock basis) elect otherwise by written notice received by the Company at least five days prior to the effective date of any such event; provided however, that none of the following shall constitute a Deemed Liquidation Event if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportion by the persons who held the Company’s securities immediately prior to such transaction:
a.
A merger or consolidation (each a Combination) in which the Company is a constituent party or a subsidiary of the Company is a constituent party and the Company issues shares of its capital stock pursuant to such Combination, except any such Combination involving the Company or a subsidiary in which the shares of capital stock of the Company outstanding immediately prior to such Combination continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such Combination, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such Combination, the parent of such surviving or resulting party; provided that, all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such Combination or upon conversion of Convertible Securities outstanding immediately prior to such Combination shall be deemed to be outstanding immediately prior to such Combination and, if applicable, deemed to be converted or exchanged in such Combination on the same terms as the actual outstanding shares of Common Stock are converted or exchanged.

b.
The sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or, if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company, except where such sale, lease, transfer, exclusive license or other disposition is to the Company or one or more wholly owned subsidiaries of the Company.

c.
The sale, exchange or transfer by the Company or the Company’s stockholders (to the extent the Company is a constituent party to such transaction or series of related transactions) of voting control, in a single transaction or series of related transactions, to a person or group of affiliated persons who did not own 50% or more of the outstanding voting stock of the Company immediately prior to such transaction or series of related transactions, unless the primary purpose for the transaction is to raise equity financing for the Company and such financing is approved by the Board.

Conversion
Each share of Preferred Stock is convertible into one share of Common Stock at any time at the option of the holder, subject to any anti-dilution adjustments, and is subject to mandatory conversion upon either (a) the vote or written consent of certain holders or upon the closing of a firm commitment underwritten public offering resulting in at least $50 million of proceeds, net of the underwriting discount and commissions; or b) at the time of a vote the majority holders of the Senior Preferred Stock and at least 60% of the outstanding shares of Preferred Stock to call for a conversion.
Voting
Per the amended and restated certificate of incorporation, on any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the amended and restated certificate of incorporation, holders of shares of Preferred Stock shall vote together with the holders of shares of Common Stock as a single class and on an as-converted to Common Stock basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled to notice of any stockholder meeting, in accordance with the Amended and Restated Bylaws of the Corporation.
Warrants
In connection with the issuance of the Loan and Security Agreement (Note 7) entered in June 2016, warrants were issued to the Lender to purchase 56,701 shares of Series Seed Preferred Stock at warrant price of $0.6618 per share. The warrants have a 10-year expiration date.
The Company determined the warrants for Series Seed Preferred Stock are detachable freestanding liabilities as the underlying shares are conditionally redeemable. Thus, the Company recorded the warrants initially at fair value as derivative liabilities determined using the Black-Scholes valuation model on the consolidated balance sheet. Subsequent changes in fair value of the warrants are recognized as changes in fair value of derivative liabilities on the consolidated statement of operations. For the years ended December 31, 2021 and 2020, there was $54,114 and $43,146 of warrant liability recorded within accrued expenses and other current liabilities on the consolidated balance sheets, respectively. The fair value and change in fair value of the derivative liability was $5,650 and $3,415 as of December 31, 2021 and 2020, respectively.
In September 2019, in connection with the amendment of the Loan and Security Agreement (Note 7), warrants were issued to the Lender to purchase 54,348 shares of Common Stock at warrant price of $0.99 per share. The warrants have a 10-year expiration date. The Company determined the warrants for Common Stock are detachable freestanding instruments that are classified as equity, as the warrants are indexed to the Company’s own equity. Thus, the Company recorded the warrants at the fair value of $53,805, which was determined using the Black-Scholes valuation model.
In June 2020, in connection with the amendment of the Loan and Security Agreement (Note 7), warrants were issued to the Lender to purchase 109,428 shares of Common Stock at warrant price of $0.99 per share. The warrants have a 10-year expiration date. The Company determined the warrants for Common Stock are detachable freestanding instruments that are classified as equity, as the warrants are indexed to the Company’s own equity. Thus, the Company recorded the warrants at the fair value of $75,440, which was determined using the Black-Scholes valuation model.
In connection with the issuance of the Facility Term Debt Agreement (Note 7) entered in June 2020, warrants were issued to the lender to purchase 32,051 shares of Series C-1 Preferred stock at a price of $3.12 per share. The warrants have a 10-year expiration date. The Company determined the warrants for Series C-1 Preferred Stock are detachable freestanding liabilities as the underlying shares are conditionally redeemable. Thus, the Company recorded the warrants initially at fair value as derivative liabilities determined using the Black-Scholes valuation model on the consolidated balance sheet. Subsequent changes in fair value of the warrants are recognized as changes in fair value of derivative liabilities on the consolidated statement of operations. The Company recorded the warrants at the fair value of $58,048 at the date of inception and there have been no changes to the fair value as of December 31, 2021.
In March 2021, in connection with the Mezzanine Agreement (Note 7), warrants were issued to the Lender to purchase 409,750 of Common Stock at a warrant price of $1.07 per share. The warrants have a 10-year expiration date. The Company determined the warrants for Common Stock are detachable freestanding instruments that are classified as equity, as the warrants are indexed to the Company’s own

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
equity. Thus, the Company recorded the warrants at the fair value of $278,488, which was determined using the Black-Scholes valuation model.
As of December 31, 2021, 56,701 of the liability classified warrants outstanding are exercisable into shares of Series Seed Preferred Stock for an exercise price of $0.6618 per share, 32,051 of the liability classified warrants outstanding are exercisable into shares of Series C-1 Preferred Stock for an exercise price of $3.12 per share, and 573,526 of the equity classified warrants outstanding are exercisable into shares of Common Stock for an exercise price of $0.99 per share. There are 662,278 and 252,528 warrants outstanding as of December 31, 2021 and 2020, respectively.
12.
Stock-Based Compensation

Equity Incentive Plan
The Company’s Stock Plan (the “Plan”), provides for the Company to issue restricted stock awards (“RSA”) and stock options. Incentive Stock Options (“ISO”) may be granted only to the Company’s employees, officers and members of the Board. RSAs and nonqualified stock options (“NQ”) may be granted to employees, members of the Board and consultants of the Company. As amended in June 2018, the Company is authorized to issue up to 1,168,927 shares of Common Stock under the Plan. As amended in November 2019, the Company increased the reserve and is authorized to issue up to 2,338,626 shares of Common Stock under the Plan. As amended in September 2021, the Company increased the reserve and is authorized to issue up to 2,752,625 shares of Common Stock under the Plan. As of December 31, 2021, a total of 3,036,738 shares remain available for future grant under the Plan.
Stock Options
The exercise price for stock options is at least 100% of the fair market value on the date of grant for shareholders owning less than 10% of the voting power of all classes of stock, or at least 110% of the fair market value for shareholders owning more than 10% of the voting power of all classes of stock. Options generally expire in 10 years and vest over periods determined by the Board, generally 48 months with a one-year vesting cliff for new employees. Options granted to a 10% stakeholder shall be exercisable for five years.
The Company’s stock option compensation expense was $1,834,203 and $1,539,242 for the period ended December 31, 2021 and 2020, with an unamortized expense of $5,144,814 and $3,536,743 to be amortized over a weighted-average period of 3.02 years and 2.4 years, respectively.
The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model. The Company determined the volatility for awards granted based on an analysis of reported data for a group of guideline companies that issued options with substantially similar terms. The expected volatility has been determined using a weighted-average of the historical volatility measures of this group of guideline companies. The expected term of the Company’s stock options has been determined utilizing the simplified method for awards that qualify as plain-vanilla options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The Company has not paid, and does not anticipate paying, cash dividends on its Common Stock; therefore, the expected dividend yield is assumed to be zero.

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
The weighted-average assumptions that the Company used to determine the grant-date fair value of stock options granted to participants during the years ended December 31, 2021 and 2020 were as follows:
	2021	2020
Exercise price	$10.80	$10.70
Expected term (in years)	6.02	5.78
Risk-free interest rate	1.04%	0.37%
Dividend yield	—	—
Volatility	48.55%	46.56%
A summary of option activity under the Plan as of December 31, 2021 and 2020 and the changes during the years then ended, is presented below:
	Number of Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Grant Date Fair Value	Contractual Term (Years)
Balance at December 31, 2019	1,518,017	$8.40	$1.70	9.29
Granted	374,811	10.70	4.00
Exercised	(66,892)	4.10	1.90
Forfeited	(148,600)	8.30	3.60
Expired	(26,904)	7.00	—
Balance at December 31, 2020	1,650,432	9.20	1.70	8.51
Granted	1,191,408	10.80	5.00
Exercised	(17,394)	8.40	3.50
Forfeited	(546,563)	10.40	4.60
Expired	(30,366)	9.40	3.90
Balance at December 31, 2021	2,247,517	$9.70	$4.20	7.55
Options vested and expected to vest, as of December 31, 2021	2,240,816	$9.70	—	7.54
Options vested and exercisable, as of December 31, 2021	1,692,542	$9.50	$4.10	7.15
The weighted-average grant date fair value of stock options granted was $5.00 and $4.60 per option during the years ended December 31, 2021 and 2020, respectively. For the years ended December 31, 2021 and 2020, the Company received $261,836 and $277,170 in cash consideration from the exercise of share options and realized a tax benefit of $54,986 and $58,200 for the exercise of those same options, respectively. The aggregate intrinsic value for the options outstanding as of December 31, 2021 and 2020 is $2,419,603 and $2,544,166, respectively.
Restricted Stock Awards
The Company may grant restricted stock awards in the form of either a restricted stock bonus or a restricted stock purchase right to purchase restricted stock under the Company’s Plan, which are subject to vesting conditions. The purchase prices of the restricted stock under restricted stock purchase right are determined by the Board. No monetary payment (other than applicable tax withholding) shall be required as a condition of receiving shares of stock pursuant to a restricted stock bonus. The Company has a right to repurchase the shares at the original per share issuance price pursuant to a restricted stock purchase right or the participant shall forfeit to the Company any shares acquired by the participant pursuant to a restricted stock bonus if the employee’s service period is not fulfilled or upon termination of employment. The right of repurchase lapses over an employee service period, which is typically four years with 25% vesting on the

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
first anniversary of the vesting commencement date and 1/48 each month thereafter. All restricted stock awards were full vested as of December 31, 2019.
13.
Defined Contribution Plans

The Company established a defined contribution savings plan under Section 401(k) of the IRC. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company made matching contributions of $709,072 and $561,690 to the plan during the years ended December 31, 2021 and 2020, respectively.
14.
Restructuring Charges

In order to support the Company’s strategy and build a sustainable organization, the Company identified certain structural changes to restructure the business. During the year ended December 31, 2021, the Company recognized $4,745,057 of restructuring and other impairment charges on the statement of operations. As of December 31, 2021, no additional costs are expected to be incurred in connection with the restructuring activity. These changes were primarily related to the discontinuance of the Air and Air Mini Basic product line and a one time employee severance charges from a reduction in force. These charges include:
Contract termination costs with suppliers	$3,142,875
Impairment charges	487,364
Prepaid asset write off for materials	236,888
Employee severance	877,930
$4,745,057
As of December 31, 2021, there was $3,587,021 of restructuring liability recorded on the balance sheet comprised of the total balance of contract termination costs and $444,146 of employee severance. There was no liability as of December 31, 2020.
15.
Subsequent Events

In May 2022, the Company’s board of directors and stockholders approved a capital raise, pursuant to which the Company was authorized to issue up to $40,000,000 of Series 1 Preferred Shares at a per share purchase price of $0.3889. Also in May 2022, the Company completed the initial closing of the capital raise through the sale and issuance of 57,084,078 shares of Series 1 Preferred Stock for a total consideration of approximately $22,200,000. Additionally, all of the simple agreements for future equity outstanding immediately prior to the capital raise were converted into an aggregate of 20,571,841 shares of common stock. In June, August and September 2022, there were additional sales and issuances of a total of 7,230,189 shares of Series 1 Preferred Stock for a total consideration of approximately $2,811,819.
The capital restructuring was in the form of a reverse stock split that required that for each ten (10) shares of the Company’s capital stock (i.e., both common stock and preferred stock) issued and outstanding immediately prior to the capital raise were automatically reclassified into one (1) share of capital stock of the Company.
As part of the capital raise, existing stockholders who purchased shares of Series 1 Preferred Stock were able to pull through a preference amount from the simple agreements for future equity and their shares of preferred stock held prior to the capital raise as follows: (i) for every $1.00 that the existing stockholder invested in the Series 1 Preferred Stock, the existing stockholder was able to pull through $1.00 of preference from the simple agreements for future equity held by such holder, up to the total principal amount of such holder’s simple agreements for future equity, and (ii) the existing stockholder was able to pull through an

Molekule, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2021 and 2020
amount of preference from their shares of preferred stock held prior to the capital raise equal to such holder’s investment in the Series 1 Preferred Stock. The preference amount was capped at the total amount of preference pull through from the holder’s simple agreements for future equity and the preferred stock. The preference pull through was affected by issuing to each eligible stockholder, for no additional consideration, a number of shares of the Company’s Series 2 Preferred Stock equal to the total amount of preference pull through divided by $1.00, rounded down to the nearest whole share. The Series 2 Preferred Stock is non-voting, is not convertible into common stock and is not entitled to receive dividends. The Series 2 Preferred Stock has a liquidation preference per share equal to $1.00, which is junior to the liquidation preference of the Series 1 Preferred Stock. All other prior Preferred Stock converted into Common Stock.
The Loan and Security Agreement and Mezzanine Agreement were restructured to defer certain of the principal payments. In connection with the restructuring, the Company issued a warrant to purchase 2,314,219 shares of Series 1 Preferred Stock to the lender.
In May 2022, the Facility Term Debt Agreement was restructured to defer a portion of the principal payments. In connection with the restructuring, the Company issued warrants to purchase 257,135 shares of Series 1 Preferred Stock to the lender.
On October 1, 2022, the Loan and Security Agreement and Mezzanine Agreement were amended to reduce the minimum revenue covenant for the quarters ended September 30, 2022, December 31, 2022 and subsequent fiscal years.
The Company evaluates events or transactions that occur after the balance sheet date but before the financial statements are issued for potential recognition or disclosure in the financial statements. The Company has evaluated all subsequent events through October 1, 2022, the date the financial statements were available for issuance, and no items, other than as disclosed in these notes to financial statements, were noted that need to be disclosed.
Events Subsequent to Original Issuance of Financial Statements
In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through November 9, 2022, the date the financial statements were available to be reissued. On October 3, 2022, AeroClean Technologies, Inc. (“AeroClean”) and the Company entered into an Agreement and Plan of Merger (“Merger Agreement”). Under the terms of the Merger Agreement, AeroClean stockholders will own 50.5% and Molekule stockholders will own 49.5% of the outstanding common equity of the merged company on a pro forma basis. The transaction is expected to be completed during the first quarter of 2023.

ANNEX A
AGREEMENT AND PLAN OF MERGER
dated as of
October 3, 2022
by and among
AEROCLEAN TECHNOLOGIES, INC.
AIR KING MERGER SUB INC.
and
MOLEKULE, INC.

A-i

A-ii

A-iii

Exhibits
Exhibit A – Form of Support Agreement
Exhibit B –
Form of Amended and Restated Certificate of Incorporation of Parent Exhibit C – Form of Amended and Restated Bylaws of Parent

Exhibit D –
Form of Amended and Restated Registration Rights Agreement Exhibit E – Form of Stockholders Agreement

Exhibit F – SVB Consent Exhibit G – Trinity Consent
Exhibit H –
Form of Amended and Restated Certificate of Incorporation of the Company Exhibit I – Form of Amended and Restated Bylaws of the Company

Exhibit J – Form of Backstop Purchase Agreement
Schedules
Schedule 1.01 – Key Employees
Schedule 3.01 – Calculation of Merger Consideration

A-iv

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”), dated as of October 3, 2022, is entered into by and among AeroClean Technologies, Inc., a Delaware corporation (“Parent”), Air King Merger Sub Inc., a Delaware corporation (“Merger Sub”), and Molekule, Inc., a Delaware corporation (the “Company”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.
RECITALS
WHEREAS, Parent, Merger Sub and the Company intend to effect the Merger in accordance with this Agreement and the Delaware General Corporation Law (the “DGCL”);
WHEREAS, subject to the terms and conditions hereof, at the Closing, Merger Sub will merge with and into the Company pursuant to the Merger, with the Company surviving as the Surviving Company and a wholly-owned Subsidiary of Parent;
WHEREAS, the Parent Board has (i) determined that it is in the best interests of Parent and the Parent Stockholders to enter into this Agreement, (ii) resolved to submit this Agreement and the Transactions (including the issuance of Parent Common Stock as Merger Consideration (as defined below)) to the Parent Stockholders for their approval and adoption and (iii) resolved to recommend approval of this Agreement and the Transactions (including the issuance of Parent Common Stock as Merger Consideration) by the Parent Stockholders;
WHEREAS, the holders of a majority of the outstanding shares of Parent Common Stock have executed and delivered (i) written consents evidencing the Parent Stockholder Approval, which shall become effective immediately following the execution and delivery of this Agreement and (ii) lock-up agreement amendments with Parent, pursuant to which such Parent Stockholders have agreed to certain restrictions on transfer relating to their Parent Common Stock;
WHEREAS, the board of directors of Merger Sub has unanimously (i) declared advisable this Agreement and the Transactions and (ii) directed that this Agreement be submitted to Parent for its approval and adoption in its capacity as the sole stockholder of Merger Sub;
WHEREAS, the Company Board has (i) determined that it is in the best interests of the Company and the Company Stockholders to enter into this Agreement, (ii) resolved to submit this Agreement and the transactions contemplated hereby to the Company Stockholders for their approval and adoption and (iii) resolved to recommend approval of this Agreement and the transactions contemplated hereby by the Company Stockholders;
WHEREAS, as an inducement for Parent and Merger Sub to enter into this Agreement and consummate the Merger, concurrently with the execution and delivery hereof, certain entities who hold (i) a majority of the shares of Company Common Stock and Company Series 1 Preferred Stock (voting together as a single voting class on an as-converted to Company Common Stock basis) and (ii) a majority of the shares of Company Series 1 Preferred Stock have entered into Support Agreements in favor of Parent (collectively, the “Support Agreements”) in the form of Exhibit A attached hereto;
WHEREAS, the Support Agreements shall provide for, among other things, (i) the commitment to vote in favor of the Merger, the Merger Agreement, the other transactions contemplated thereby and any other matters necessary or reasonably requested by the Company to implement the foregoing, (ii) the conversion, immediately prior to the Closing, of each share of Company Series 1 Preferred Stock into a share of Company Common Stock and (iii) the redemption, immediately prior to the Closing, of each share of Company Series 2 Preferred Stock for nominal consideration;
WHEREAS, as an inducement for Parent and Merger Sub to enter into this Agreement and consummate the Merger, concurrently with the execution and delivery hereof, each of the Key Employees has entered into an employment agreement and proprietary information and inventions assignment agreement with Parent in a form acceptable to Parent, to be effective at the Effective Time (the “Key Employee Agreements”);

WHEREAS, at the Closing, Parent, certain Parent Stockholders and certain Company Stockholders shall enter into the Registration Rights Agreement, which shall be effective as of the Closing;
WHEREAS, at the Closing, Parent, certain Parent Stockholders and certain Company Stockholders shall enter into the Stockholders Agreement, which shall be effective as of the Closing;
WHEREAS, Foundry Group Next, L.P., a Company Stockholder, has delivered an executed Backstop Purchase Agreement (the “Backstop Purchase Agreement”) to the Company and to Parent irrevocably committing to the Company and to Parent to purchase for cash up to $5,000,000 of new equity to be issued by the Company in connection with the Rights Offering after the date hereof, but no later than the date on which the SEC declares the Registration Statement effective; and
WHEREAS, each of the parties intends that, for U.S. federal income tax purposes, (i) this Agreement shall constitute a “plan of reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986 (the “Code”) and the Treasury Regulations promulgated thereunder and (ii) the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”).
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
1.01   Definitions.   As used herein, the following terms shall have the following meanings:
“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, proceeding, litigation or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at Law or in equity, involving any Governmental Authority or arbitral body.
“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.
“Agreement” has the meaning set forth in the preamble hereto.
“Ancillary Agreements” means the Registration Rights Agreement, the Stockholders Agreement and the Support Agreements.
“Anti-Corruption Laws” means any applicable Laws relating to bribery or corruption (governmental or commercial), or money laundering, including (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations issued thereunder, (ii) the UK Bribery Act 2010, and (iii) and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.
“Assumed Shares” has the meaning set forth in Section 3.05(b).
“Audited Financial Statements” has the meaning set forth in Section 4.06(a).
“Backstop Purchase Agreement” has the meaning set forth in the Recitals hereto.
“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or in San Francisco, California are authorized or required by Law to close.
“Business of Parent” means the business of Parent, as conducted presently and during the twelve (12) months prior to the date of this Agreement; and references to “business of Parent”, “the Parent’s business” or phrases of similar import shall be deemed to refer to the business of Parent, as conducted presently and during the twelve (12) months prior to the date of this Agreement.

“Business of the Company” means the business of the Company Entities collectively, as conducted presently and during the twelve (12) months prior to the date of this Agreement; and references to “business of the Company”, “the Company’s business” or phrases of similar import shall be deemed to refer to the business of the Company Entities collectively, as conducted presently and during the twelve (12) months prior to the date of this Agreement.
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.
“Certificate of Merger” has the meaning set forth in Section 2.01.
“Certificates” has the meaning set forth in Section 3.07(c).
“Closing” has the meaning set forth in Section 2.03.
“Closing Date” has the meaning set forth in Section 2.03.
“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.
“Code” has the meaning set forth in the Recitals hereto.
“Company” has the meaning set forth in the preamble hereto.
“Company Associate” means any current or former employee, Company Contract Worker, officer, member of the board of directors or managers (or similar body) or other individual service provider of or to any of the Company Entities or any Affiliate of any Company Entity.
“Company Author” has the meaning set forth in Section 4.10(b).
“Company Benefit Plan” means: (a) each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (b) any other employment, consulting, salary, bonus, commission, other remuneration, stock option, restricted stock, restricted stock unit, performance stock unit, stock appreciation rights, stock purchase or other equity-based award (whether payable in cash, securities or otherwise), benefit, incentive compensation,profit sharing, savings, pension, retirement (including early retirement and supplemental retirement), disability, insurance (including life and health insurance), vacation, deferred compensation, supplemental retirement (including termination indemnities and seniority payments), severance, termination, redundancy, retention, change of control, transaction-based, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, and similar fringe, welfare or other employee benefit plan, program, agreement, contract, policy or binding arrangement (whether or not in writing) maintained or contributed to or required to be contributed to by any of the Company Entities or any Affiliate of any Company Entity for the benefit of or relating to any Company Associate of any Company Entity (or the beneficiaries or dependents of any such individual) or any Company ERISA Affiliate, or with respect to which any Company Entity has any current Liability or is reasonably likely to have any future Liability.
“Company Board” means the board of directors of the Company.
“Company Board Recommendation” has the meaning set forth in Section 4.03(c).
“Company Collective Bargaining Agreement” means any collective bargaining agreement, works council, labor, voluntary recognition or similar agreement with respect to any Company Associate of any Company Entity or other Contract with a Union, including a neutrality or accretion clause or agreement.
“Company Common Stock” means the Company’s common stock, par value $0.0001 per share.
“Company Common Stockholders” means a holder of Company Common Stock.
“Company Contract Worker” means any independent contractor, consultant or retired person or service provider who is a natural person and is or was hired, retained, engaged or used by any of the Company Entities and who is not: (a) classified by a Company Entity as an employee; or (b) compensated by a Company Entity through wages reported on a form W-2.
“Company D&O Tail Policy” has the meaning set forth in Section 6.12(b).

“Company Data” means all data maintained by or on behalf of the Company Entities, whether or not in electronic form.
“Company Data Agreement” means any Contract involving Personal Information to which any Company Entity is a party or by which it is bound.
“Company Disclosure Schedule” means the disclosure schedule of the Company Entities.
“Company Employee Agreement” means any management, employment, severance, transaction bonus, retention, change of control, consulting, relocation, repatriation or expatriation agreement or other Contract between any of the Company Entities or any Affiliate of any Company Entity and any Company Associate, other than any such Contract that is terminable “at will” without any obligation on the part of any Company Entity or any Affiliate of any Company Entity to make any severance, change in control or similar payment or provide any benefit.
“Company Entities” means, collectively, the Company and its Subsidiaries.
“Company ERISA Affiliate” means any Person under common control with any of the Company Entities within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations thereunder.
“Company Exclusively Licensed IP” means all Intellectual Property exclusively licensed to the Company or its Subsidiaries.
“Company Financial Statements” has the meaning set forth in Section 4.06(a).
“Company Foreign Plan” means any: (a) plan, program, policy, practice, Contract or other arrangement of any Company Entity mandated by a Governmental Authority outside the United States and covering any Company Associate; (b) Company Benefit Plan that is subject to any of the applicable laws of any jurisdiction outside the United States; or (c) Company Benefit Plan that covers or has covered any Company Associate whose services are or have been performed primarily outside of the United States.
“Company Indemnified Persons” has the meaning set forth in Section 6.12(a).
“Company Insurance Policies” has the meaning set forth in Section 4.15.
“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.
“Company IP Registrations” means all Company Intellectual Property and Company Exclusively Licensed IP that is subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, Internet domain names, copyright registrations, issued and reissued patents and pending applications for any of the foregoing.
“Company Leased Real Property” means all of the right, title and interest of the Company under all leases, subleases, licenses, concessions and other agreements, pursuant to which the Company holds a leasehold or sub-leasehold estate in, or is granted the right to use or occupy, any land, buildings, improvements, fixtures or other interest in real property.
“Company Material Adverse Effect” means any event, occurrence, development, fact, condition, circumstance or change that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations, financial condition, liabilities, operations or assets of the Company; provided, however, that none of the following events, occurrences, developments, facts, conditions, circumstances or changes (or the effect thereof), alone or in combination, will be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to have, a “Company Material Adverse Effect”: (i) any changes in applicable Laws, or GAAP applicable to the Company, required to be adopted by the Company, after the date of this Agreement; (ii) general economic or political conditions or conditions generally affecting the capital, credit or financial markets, including any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally; (iii) conditions generally affecting the industries in which the Company operates; (iv) acts of war (whether or not declared), armed hostilities (whether or not pursuant to the declaration of a national emergency or war) or terrorism, cyberterrorism, riots, sabotage or military actions or the escalation or worsening thereof; (v) any acts of God, natural disasters, epidemic, pandemic or disease outbreak (including COVID-19), (vi) any failure of the Company to meet its financial projections, budgets or estimates (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); (vii) any action required by this Agreement, or any action taken (or not taken) at the request of Parent or Merger Sub or any of their respective Affiliates or as a result of Parent or Merger Sub not consenting thereto; or (viii) the public announcement, pendency or completion of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i), (ii), (iii), (iv) and (v) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, development, fact, condition, circumstance or change has a disproportionate effect on the Company compared to other participants in the industries in which the Company conducts the Business of the Company.
“Company Material Contracts” has the meaning set forth in Section 4.12.
“Company Option” means each option to purchase shares of Company Common Stock that is outstanding under the Company Stock Plan.
“Company Organizational Documents” has the meaning set forth in Section 4.02.
“Company Preferred Stock” means, collectively, (i) the Company Series 1 Preferred Stock, and (ii) the Company Series 2 Preferred Stock.
“Company Preferred Stockholder” means a holder of Company Preferred Stock.
“Company Privacy Policies” means, collectively, any and all (A) of the Company Entities’ data privacy and security policies, procedures, and notices, whether applicable internally, or published on any Company Entity’s website or otherwise made available by a Company Entity to any Person, and (B) public representations (including representations on Company Entity websites) made by or on behalf of a Company Entity with regard to Personal Information.
“Company Promised Optionholder” has the meaning set forth in Section 4.05(e).
”Company Series 1 Preferred Stock” means the Company’s Series 1 preferred stock, par value $0.0001 per share.
“Company Series 2 Preferred Stock” means the Company’s Series 2 preferred stock, par value $0.0001 per share.
“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.
“Company Stockholder Approval” has the meaning set forth in Section 4.03(a).
“Company Stockholder Notice” has the meaning set forth in Section 6.10(b).
“Company Stockholders” means the collective reference to Company Common Stockholders and Company Preferred Stockholders.
“Company Stock Plan” means the 2015 Stock Plan adopted by the Company to grant equity awards to employees, directors and consultants of the Company.
“Company Warrant” means warrants to purchase shares of Company Stock.
“Confidentiality Agreement” has the meaning set forth in Section 6.01.
“Continuing Employees” means the Company Associates immediately before the Effective Time who are employed by the Surviving Company or any Subsidiary of the Surviving Company immediately following the Effective Time.

“Contract” means any legally binding agreement, indenture, debt instrument, contract, guarantee, loan, note, mortgage, license, lease or other arrangement, understanding or undertaking, whether written or oral, including all amendments and modifications relating thereto (other than any Company Benefit Plans).
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.
“COVID-19 Measures” means any applicable quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other applicable Law, recommendation, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Authority, public health authority or industry group, including the Centers for Disease Control and Prevention and the World Health Organization, in connection with or in response to COVID-19, including the CARES Act, Families First Act and American Rescue Plan Act of 2021 or other measures, changes in business operations or other practices, affirmative or negative, adopted in good faith by a Person, in each of the foregoing cases, for the protection of the health or safety of the employees, partners, patients, vendors, service providers of such Person and its Subsidiaries or any other natural persons.
“Designated Company Director” has the meaning set forth in Section 6.24(a).
“DGCL” has the meaning set forth in the Recitals hereto.
“Disclosure Schedules” means the Company Disclosure Schedule and the Parent Disclosure Schedule.
“Dissenting Shares” has the meaning set forth in Section 3.02.
“DOL” means the U.S. Department of Labor.
“Effective Time” has the meaning set forth in Section 2.01.
“Environmental Laws” mean any Laws relating to the protection of the environment, natural resources, pollution, or the treatment, storage, recycling, transportation, disposal, arrangement for treatment, storage, recycling, transportation, or disposal, handling or Release of or exposure to any Hazardous Materials (and including worker health or safety Laws as they relate to occupational exposure to Hazardous Materials).
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Exchange Act” means the Securities Exchange Act of 1934.
“Exchange Agent” has the meaning set forth in Section 3.07(a).
“FDA” has the meaning set forth in Section 4.22(b).
“FTC” has the meaning set forth in Section 4.22(b).
“GAAP” means United States generally accepted accounting principles, consistently applied.
“Governmental Authority” means any national, federal, state, provincial, county, municipal or local government, foreign or domestic, or the government of any political subdivision of any of the foregoing, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial (including any court or arbitrator (public or private)), regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions.
“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.
“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws.
“In-the-Money Company Warrant” means a Company Warrant that is outstanding and unexercised as of immediately prior to the Effective Time and that has an exercise price per share that is less than the Merger Consideration.

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (f) capital lease obligations presented as capital lease liabilities on the consolidated balance sheet of such Person or otherwise required to be categorized as such under GAAP, (g) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (f) above and (i) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations; provided, however, that Indebtedness shall not include accounts payable to trade creditors and accrued expenses arising in the ordinary course of business consistent with past practice.
“Information Statement” has the meaning set forth in Section 6.11(a).
“Intellectual Property” means any and all rights in, arising out of, or associated with intellectual property, industrial property and proprietary rights, however arising, pursuant to the Laws of any jurisdiction throughout the world, whether registered or unregistered, including any and all rights with respect to: (a) trademarks, service marks, trade names, brand names, logos, trade dress and other similar designations of source or origin, together with the goodwill connected with the use of and symbolized by the foregoing; (b) Internet domain names; (c) copyrights, works of authorship, moral rights, mask work rights, designs and design registrations, whether or not copyrightable; (d) inventions, discoveries, trade secrets, business and technical information and know-how, databases, data collections and other confidential and proprietary information and all rights therein; (e) patents (including all reissues, divisionals, provisionals, continuations and continuations-in-part, re-examinations, renewals, substitutions and extensions thereof), patent applications, and other patent rights and any other Governmental Authority-issued indicia of invention ownership (including inventor’s certificates, petty patents and patent utility models); (f) software and firmware, including data files, source code, object code, application programming interfaces, architecture, files, records, schematics, computerized databases and other related specifications and documentation; (g) all registrations, applications and renewals for, any of the foregoing; and (h) all benefits, privileges, causes of action and remedies relating to any of the foregoing.
“Intended Tax Treatment” has the meaning set forth in the Recitals hereto.
“Interim Balance Sheet Date” has the meaning set forth in Section 4.06(a).
“Interim Financial Statements” has the meaning set forth in Section 4.06(a).
“Interim Period” has the meaning set forth in Section 6.02.
“IRS” means the Internal Revenue Service of the U.S. Department of Treasury.
“Key Employees” means those individuals set forth in Schedule 1.01 hereto.
“Key Employee Agreements” has the meaning set forth in the Recitals hereto.
“Knowledge of Parent” means, with respect to Parent, the actual knowledge of Jason DiBona or Ryan Tyler.
”Knowledge of the Company” means, with respect to the Company, the actual knowledge of Jonathan Harris or Ronti Pal.
“Law” means any law, statute, ordinance, regulation, rule, writ, judgment, or Governmental Order, in each case, of any Governmental Authority.

“Legal Proceeding” means any private or governmental action, cause of action, inquiry, claim, counterclaim, demand, proceeding, suit, notice of violation, hearing, litigation, citation, summons, subpoena, audit, arbitration or investigation, in each case whether civil, criminal, administrative, regulatory, judicial, investigative or otherwise, whether in law or in equity, brought, conducted or heard by or before any court or other Governmental Authority, or any appeal therefrom, or any arbitral body.
”Letter of Transmittal” has the meaning set forth in Section 3.07(c).
“Liabilities” has the meaning set forth in Section 4.07.
“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for any restrictions arising under any applicable Securities Laws.
”Material Permits” has the meaning set forth in Section 4.22(a).
“Merger” has the meaning set forth in Section 2.01.
”Merger Consideration” has the meaning set forth in Section 3.01(a).
“Merger Sub” has the meaning set forth in the preamble hereto.
“Nasdaq” means the Nasdaq Capital Market.
”Organizational Documents” has the meaning set forth in Section 4.02.
“Other Filings” has the meaning set forth in Section 6.11(a).
”Outside Date” has the meaning set forth in Section 8.01(b)(i).
”Ownership Allocation” means the final pro forma ownership allocation prepared by the Company in good faith and agreed to by Parent pursuant to Section 3.07(b) using the principles described in Schedule 3.01 hereof.
“Parent” has the meaning set forth in the preamble hereto.
“Parent Associate” means any current or former employee, Parent Contract Worker, officer, member of the board of directors or managers (or similar body) or other individual service provider of or to Parent.
”Parent Author” has the meaning set forth in Section 5.09(b).
“Parent Benefit Plan” means: (a) each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (b) any other employment, consulting, salary, bonus, commission, other remuneration, stock option, restricted stock, restricted stock unit, performance stock unit, stock appreciation rights, stock purchase or other equity-based award (whether payable in cash, securities or otherwise), benefit, incentive compensation, profit sharing, savings, pension, retirement (including early retirement and supplemental retirement), disability, insurance (including life and health insurance), vacation, deferred compensation, supplemental retirement (including termination indemnities and seniority payments), severance, termination, redundancy, retention, change of control, transaction-based, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, and similar fringe, welfare or other employee benefit plan, program, agreement, contract, policy or binding arrangement (whether or not in writing) maintained or contributed to or required to be contributed to by Parent for the benefit of or relating to any Parent Associate (or the beneficiaries or dependents of any such individual) or Parent ERISA Affiliate, or with respect to which Parent has any current Liability or is reasonably likely to have any future Liability.
“Parent Board” means the board of directors of Parent.
“Parent Charter Amendments” means an amendment and restatement of Parent’s certificate of incorporation and an amendment and restatement of Parent’s bylaws, respectively, in substantially the form of Exhibit B and Exhibit C attached hereto, to, among other things, change the name of Parent.

“Parent Collective Bargaining Agreement” means any collective bargaining agreement, works council, labor, voluntary recognition or similar agreement with respect to any Parent Associate or other Contract with a Union, including a neutrality or accretion clause or agreement.
“Parent Common Stock” means Parent’s Common Stock, par value $0.01 per share.
“Parent Contract Worker” means any independent contractor, consultant or retired person or service provider who is a natural person and is or was hired, retained, engaged or used by any of Parent and who is not: (a) classified by Parent as an employee; or (b) compensated by Parent through wages reported on a form W-2.
“Parent Data” means all data maintained by or on behalf of Parent, whether or not in electronic form.
“Parent Data Agreement” means any Contract involving Personal Information to which Parent is a party or by which it is bound.
“Parent Disclosure Schedule” means the disclosure schedule of the Parent and Merger Sub.
“Parent Employee Agreement” means any management, employment, severance, transaction bonus, retention, change of control, consulting, relocation, repatriation or expatriation agreement or other Contract between Parent and any Parent Associate, other than any such Contract that is terminable “at will” without any obligation on the part of Parent to make any severance, change in control or similar payment or provide any benefit.
“Parent Equity Plan” means the 2021 Incentive Award Plan adopted by Parent to grant equity awards to employees, directors and consultants of Parent.
“Parent ERISA Affiliate” means any Person under common control with Parent within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations thereunder.
“Parent Exclusively Licensed IP” means all Intellectual Property exclusively licensed to the Parent.
“Parent Foreign Plan” means any: (a) plan, program, policy, practice, Contract or other arrangement of Parent mandated by a Governmental Authority outside the United States and covering any Parent Associate; (b) Parent Benefit Plan that is subject to any of the applicable laws of any jurisdiction outside the United States; or (c) Parent Benefit Plan that covers or has covered any Parent Associate whose services are or have been performed primarily outside of the United States.
“Parent Insurance Policies” has the meaning set forth in Section 5.14.
“Parent Intellectual Property” means all Intellectual Property owned or purported to be owned by the Parent.
“Parent IP Registrations” means all Parent Intellectual Property and Parent Exclusively Licensed IP that is subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, Internet domain names, copyright registrations, issued and reissued patents and pending applications for any of the foregoing.
“Parent Leased Real Property” means all of the right, title and interest of Parent under all leases, subleases, licenses, concessions and other agreements, pursuant to which Parent holds a leasehold or sub-leasehold estate in, or is granted the right to use or occupy, any land, buildings, improvements, fixtures or other interest in real property.
“Parent Material Adverse Effect” means any event, occurrence, development, fact, condition, circumstance or change that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations, financial condition, liabilities, operations or assets of Parent or Merger Sub; provided, however, that none of the following events, occurrences, developments, facts, conditions, circumstances or changes (or the effect thereof), alone or in combination, will be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to have, a “Parent Material Adverse Effect”: (i) any changes in applicable

Laws, or GAAP applicable to Parent or Merger Sub, required to be adopted by Parent or Merger Sub, after the date of this Agreement; (ii) general economic or political conditions or conditions generally affecting the capital, credit or financial markets, including any change in interest rates or economic, political, business, financial, commodity, currency or market conditions generally; (iii) conditions generally affecting the industries in which Parent or Merger Sub operates; (iv) acts of war (whether or not declared), armed hostilities (whether or not pursuant to the declaration of a national emergency or war) or terrorism, cyberterrorism, riots, sabotage or military actions or the escalation or worsening thereof; (v) any acts of God, natural disasters, epidemic, pandemic or disease outbreak (including COVID-19), (vi) any failure of Parent or Merger Sub to meet its financial projections, budgets or estimates (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); (vii) any action required by this Agreement, or any action taken (or not taken) at the request of the Company or any of their respective Affiliates or as a result of the Company not consenting thereto; or (viii) the public announcement, pendency or completion of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees; provided further, however, that any event, occurrence, fact, condition or change referred to in clauses (i), (ii), (iii), (iv) and (v) immediately above shall be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, development, fact, condition, circumstance or change has a disproportionate effect on the Parent or Merger Sub compared to other participants in the industries in which the Parent and Merger Sub conduct the Business of Parent.
“Parent Material Contracts” has the meaning set forth in Section 5.11(a).
“Parent Organizational Documents” means Parent’s certificate of incorporation and Parent’s bylaws, in each case as they may be amended or amended and restated from time to time in accordance with the terms of this Agreement.
“Parent Preferred Stock” means Parent’s Preferred Stock, par value $0.01 per share.
“Parent Privacy Policies” means, collectively, any and all (A) of the Parent’s data privacy and security policies, procedures, and notices, whether applicable internally, or published on Parent websites or otherwise made available by the Parent to any Person, and (B) public representations (including representations on Parent websites) made by or on behalf of the Parent with regard to Personal Information.
“Parent RSU Award” means an award of restricted stock units with respect to Parent Common Stock.
“Parent SEC Documents” has the meaning set forth in Section 5.22(a).
“Parent Stockholder” means a holder of Parent Common Stock.
”Parent Stockholder Approval” means the approval by the holders of a majority of the outstanding shares of Parent Common Stock of (i) this Agreement and the Transactions, (ii) the issuance of the Merger Consideration to the holders of Company Stock in accordance with the rules and regulations of Nasdaq and (iii) the Parent Charter Amendments.
“PCAOB” means the Public Company Accounting Oversight Board.
“Permits” means any franchise, approval, permit, authorization, license, order, registration, certificate, variance and other similar permit or rights obtained from any Governmental Authority necessary or advisable for the operations of the Business of the Company or of Parent, as applicable, and all pending applications therefor.
“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens (A) that arise in the ordinary course of business, (B) that relate to amounts not yet delinquent or (C) that are being contested in good faith through appropriate Actions and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP, (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate Actions to the extent appropriate reserves have been established in accordance with GAAP,

(iv) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (v) non- exclusive licenses of Intellectual Property entered into in the ordinary course of business, (vi) Liens that secure obligations that are reflected as liabilities on the balance sheet included in the Interim Financial Statements or Liens the existence of which is referred to in the notes to the balance sheet included in the Interim Financial Statements, (vii) in the case of Company Leased Real Property or Parent Leased Real Property, matters that would be disclosed by an accurate survey or inspection of such Company Leased Real Property or Parent Leased Real Property, as applicable, which do not materially interfere with the current use or occupancy of any Company Leased Real Property or Parent Leased Real Property, as applicable, (viii) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which do not materially interfere with the current use or occupancy of any Company Leased Real Property or Parent Leased Real Property, as applicable, (ix) statutory Liens of landlords for amounts that (A) are not due and payable, (B) are being contested in good faith by appropriate proceedings and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP or (C) may thereafter be paid without penalty and (x) Liens described in Schedule 1.01(a).
“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other organization, whether or not a legal entity, or a Governmental Authority.
“Personal Information” means any data and information relating to an identified or identifiable natural Person or household including, name, street address, telephone number, e-mail address, phone number, age, birthdate, photograph, credit card number, pin code, financial account numbers, debit card numbers, MAC addresses, IP addresses, unique device identifiers, social security number, driver’s license number, passport number or user or account number, or any other piece of information (including pseudonymized (key-coded) data) that allows the identification of a natural Person or household or is otherwise considered “personally identifiable information,” “personal information,” “personal data,” “nonpublic personal information,” “individually identifiable health information,” or other analogous term under Privacy Laws. Personal Information includes Tracking Data.
“Press Release” has the meaning set forth in Section 6.13.
“Privacy Laws” means (A) each applicable Law applicable to the protection or Processing or both of Personal Information, and includes: (i) the EU General Data Protection Regulation and the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020; and (ii) to the extent applicable, laws, regulations, and/or rules relating to the collection and Processing of biometric data, internet of things, direct marketing, e-mails, text messages, robocalls, telemarketing, or other electronic commercial messages, or (B) legally binding guidance issued by a Governmental Authority that pertains to one of the laws, rules or regulations outlined in clause (A).
“Processing” (and, with correlative meaning, “Processed” and “Processing”) means, with respect to data, any operation or set of operations such as the use, collection, acquisition, receipt, processing, storage, recording, organization, safeguarding, security, adaption, analysis, alteration, ingestion, compilation, combination, enrichment, enhancement, de-identification, transfer, sharing, structuring, retrieval, consultation, disclosure, transmission, dissemination or otherwise making available, alignment, restriction, erasure or destruction of such data.
“Promised Option” has the meaning set forth in Section 4.05(e).
“Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement, to be dated as of the Closing Date, among Parent, certain Parent Stockholders and certain Company Stockholders, in the form of Exhibit D attached hereto.
“Registration Shares” has the meaning set forth in Section 6.11(a).
“Registration Statement” has the meaning set forth in Section 6.11(a).

“Related Parties” means, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, optionholders, members, general or limited partners, Affiliates, representatives, and each of their respective successors and assigns.
“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).
“Residual Shares” has the meaning set forth in Section 3.05(b).
“Rights Offering” has the meaning set forth in Section 6.09.
“Schedules” means the schedules to this Agreement, including the Disclosure Schedules.
“SEC” means the United States Securities and Exchange Commission.
“Section 409A” means Section 409A of the Code.
“Securities Act” means the Securities Act of 1933.
“Securities Laws” means the securities Laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.
“Standard IP Contracts” means (i) employee, contractor and consulting agreements based on and without material deviations from the standard form of agreements made available to the Company or Parent, as applicable; (ii) non-disclosure agreements entered into in the ordinary course of business; (iii) non-exclusive licenses that contain only incidental licenses to a party’s Intellectual Property that are not material to the conduct of the Business of the Company or Parent, as applicable; and (iv) licenses to open source software.
“Stockholders Agreement” means the stockholders agreement, entered into as of the Closing Date, among Parent, certain Parent Stockholders and certain Company Stockholders, in the form of Exhibit E attached hereto.
“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.
”Support Agreements” has the meaning set forth in the Recitals hereto.
“Surviving Company” has the meaning set forth in Section 2.01.
“SVB Consent” means the executed consent, delivered by Silicon Valley Bank to the Company prior to the execution of this Agreement, attached hereto as Exhibit F.
“Systems” means software, servers, sites, circuits, networks, interfaces, platforms, computers, hardware, databases, cable, networking, call centers, equipment and all other technology or infrastructure assets or services.
“Tax” means any federal, state, provincial, territorial, local, foreign and other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, withholding, payroll, ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs duties, escheat, sales, use, or other tax, custom, duty, governmental fee, charge or other like assessment, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return, statement, estimate or other document filed or required to be filed with a Governmental Authority respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.
“Tracking Data” means (A) any information or data collected in relation to on-line, mobile or other electronic activities or communications that can reasonably be associated with a particular Person, user, computer, mobile or other device, or instance of any application or mobile application, (B) any information or data collected in relation to off-line activities or communications that can reasonably be associated with or that derives from a particular Person, user, computer, mobile or other device or instance of any application or mobile application or (C) any device or network identifier (including IP address or MAC address), device activity data or data collected from a networked physical object
“Trade Laws” means (i) any Law of any Governmental Authority concerning the import, export, or re-export of products, technology and/or services, and the terms and conduct of transactions and making or receiving of payments related to such import, export, or re-export, including, but not limited to, as applicable, the Laws administered or enforced by U.S. Customs and Border Protection and the U.S. Department of Commerce’s Bureau of Industry and Security, and (ii) economic or financial sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control, the United States State Department, any other agency of the United States government, the United Nations, the European Union or any member state thereof, or the United Kingdom.
“Trading Day” means any day on which shares of Parent Common Stock are actually traded on the principal securities exchange or securities market on which shares of Parent Common Stock are then traded.
“Transaction Form 8-K” has the meaning set forth in Section 6.13.
“Transactions” means the transactions contemplated by this Agreement to occur at or immediately prior to the Closing, including the Merger.
“Treasury Regulations” means the regulations promulgated under the Code.
“Trinity Consent” means the executed consent, delivered by Trinity Capital Inc. to the Company prior to the execution of this Agreement, attached hereto as Exhibit G.
“Union” means any labor organization, union, works council, or similar entity, or other body representing one or more Company Associates of any Company Entity or one or more Parent Associates of Parent.
“Waived 280G Benefits” has the meaning set forth in Section 6.22.
“WARN Act” has the meaning set forth in Section 4.13(d).
“Warrant Merger Consideration” has the meaning set forth in Section 3.06.
“Written Consent” has the meaning set forth in Section 6.10(a).
1.02   Construction.
(a)   Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.
(b)   Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto to the extent made available to the other party.

(c)   Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.
(d)   The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent and no rule of strict construction shall be applied against any party hereto.
(e)   Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.
(f)   All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
(g)   The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than one calendar day prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company or Parent, as applicable, in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.
(h)   References to “$” or “dollars” refer to lawful currency of the United States.
(i)   Writing includes typewriting, printing, lithography, photography, email and other modes of representing or reproducing words in a legible and non-transitory form.
(j)   Terms defined in this Agreement by reference to any other agreement, document or instrument have the meanings assigned to them in such agreement, document or instrument whether or not such agreement, document or instrument is then in effect.
ARTICLE II
THE MERGER; CLOSING
2.01   The Merger.   Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), with the Company being the surviving corporation (which is sometimes hereinafter referred to for the periods at and after the Effective Time as the “Surviving Company”) following the Merger and the separate corporate existence of Merger Sub shall cease. The Merger shall be consummated in accordance with this Agreement and the DGCL and evidenced by a certificate of merger between Merger Sub and the Company (the “Certificate of Merger”), such Merger to be consummated immediately upon filing of the Certificate of Merger or at such later time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger (the “Effective Time”).
2.02   Effects of the Merger.   The Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.
2.03   Closing.   Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at 9:00 A.M. Eastern Standard Time at the offices of Freshfields Bruckhaus Deringer US LLP, 601 Lexington Avenue, 31st Floor, New York, New York 10022 on the second (2nd) Business Day after the date on which all conditions set forth in Article VII have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or such other time and place as Parent and the Company may mutually agree in writing.

Notwithstanding the foregoing, the parties hereto agree the Closing may take place electronically through the exchange of documents via e-mail or facsimile. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” On the Closing Date, the Company and Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 251 and 103 of the DGCL.
2.04   Certificate of Incorporation and Bylaws of the Surviving Company.
(a)   At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth on Exhibit H attached hereto, and as so amended, shall be the certificate of incorporation of the Surviving Company, until thereafter supplemented or amended in accordance with its terms and the DGCL.
(b)   At the Effective Time, the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety as set forth on Exhibit I attached hereto, and as so amended, shall be the bylaws of the Surviving Company, until thereafter supplemented or amended in accordance with its terms and the DGCL.
2.05   Deliveries and Proceedings at Closing.   Subject to the terms and conditions of this Agreement, at the Closing:
(a)   the Company shall deliver or cause to be delivered to Parent and Merger Sub the certificates and other documents required to be delivered pursuant to Section 7.02; and
(b)   Parent and Merger Sub shall deliver or cause to be delivered (i) the certificates and other documents required to be delivered pursuant to Section 7.03 and (ii) the Merger Consideration to the Exchange Agent for the account and benefit of the Company Stockholders in accordance with this Agreement, together with any notices and documentation necessary or appropriate in connection therewith (including the Ownership Allocation).
2.06   Directors and Officers of the Surviving Company.
(a)   The Company shall take all necessary action prior to the Effective Time such that (a) each director of the Company set forth in Schedule 2.06(a)(i) shall cease to hold any position with the Company or any of its Subsidiaries immediately following the Effective Time (including by causing each such director to tender an irrevocable resignation from each position he or she holds with the Company or any of its Subsidiaries, effective as of the Effective Time) and (b) each person set forth in Schedule 2.06(a)(ii) shall be appointed to the board of directors of the Surviving Company, effective as of immediately following the Effective Time, and, as of such time, shall be the only directors of the Surviving Company (including by causing the Company Board to adopt resolutions prior to the Effective Time that expand or decrease the size of the Company Board, as necessary, and appoint such persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the Company Board). Each person appointed as a director of the Surviving Company pursuant to the preceding sentence shall remain in office as a director of the Surviving Company until his or her successor is elected and qualified or until his or her earlier resignation or removal.
(b)   The Company shall take all necessary action prior to the Effective Time such that each officer of the Company set forth in Schedule 2.06(b)(i) shall cease to be an officer immediately following the Effective Time (including by causing each such officer to tender an irrevocable resignation as an officer, effective as of the Effective Time) and (b) each person set forth in Schedule 2.06(b)(ii) shall be appointed as an officer of the Surviving Company, effective as of immediately following the Effective Time, and, as of such time, shall be the only officers of the Surviving Company.
ARTICLE III
EFFECTS OF THE MERGER
3.01   Effect on Capital Stock.   At the Effective Time, without any action on the part of Parent, the Parent Stockholders, Merger Sub, the Company or the Company Stockholders:

(a)   The shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Common Stock resulting from the conversion of the Company Preferred Stock described in Section 3.04 and any exercise prior to the Effective Time of the Company Options described in Section 3.05(a)) that are issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares or the shares to be cancelled pursuant to Section 3.01(c)), shall be converted automatically into, and the holders of such shares of Company Common Stock (except with respect to Dissenting Shares and other shares to be cancelled pursuant to Section 3.01(c)) shall be entitled to receive, by virtue of the Merger and upon the terms and subject to the conditions set forth in this Section 3.01 and throughout this Agreement, fully paid and nonassessable shares of Parent Common Stock to be paid to all Company Stockholders (the “Merger Consideration”) that shall result in such Company Stockholders, in the aggregate, holding 49.5% of the Outstanding Shares (as defined in Schedule 3.01 hereto). Notwithstanding anything to the contrary herein, the parties mutually acknowledge and agree that the calculation of the Merger Consideration applicable at Closing shall be as specified in Schedule 3.01 hereto. As a result of the Merger, at the Effective Time, the shares of Company Common Stock shall no longer be outstanding and shall cease to exist and each Company Common Stockholder shall cease to have any other rights as a stockholder of Company Common Stock with respect thereto, except the right to receive the Merger Consideration payable in respect of such shares of Company Common Stock. Notwithstanding anything else in this Agreement, no certificates or scrip representing a fractional share of Parent Common Stock will be issued to any of the Company Common Stockholders in connection with payment of the Merger Consideration, and to the extent a fractional share of Parent Common Stock is issuable as part of the Merger Consideration after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such Company Common Stockholder, such fraction shall be rounded up to one whole share of Parent Common Stock.
(b)   At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall thereupon be converted into and become one (1) validly issued fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Company and such share shall constitute the only outstanding share of capital stock of the Surviving Company as of immediately following the Effective Time.
(c)   Each share of Company treasury stock shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.
3.02   Dissenting Shares.   Notwithstanding any provision of this Agreement to the contrary, including Section 3.01, the shares of Company Stock issued and outstanding immediately prior to the Effective Time held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised appraisal rights of such shares of Company Stock in accordance with Section 262 of the DGCL (such shares of Company Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares of Company Stock) shall not be converted into a right to receive a portion of the Merger Consideration but instead shall be entitled to only receive payment of the appraised value of such shares of Company Stock held by them in accordance with the provisions of Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such holder is entitled pursuant to Section 3.01, without interest thereon. The Company shall provide Parent prompt written notice of any demands received by Company for appraisal of Company Stock, any written withdrawal of any such demand and any other written demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and Parent shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands. Except with the prior written consent of Parent, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

3.03   Withholding.   Each of Parent, Merger Sub, the Company, the Surviving Company and anyone acting on their behalf shall be entitled to deduct and withhold from the payment of any Merger Consideration payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld with respect to and the making of any such payment under any applicable tax Law, through the withholding of a number of such shares. Any sum that is withheld as permitted by this Section 3.03 shall be remitted to the appropriate Governmental Authority. To the extent that amounts are so withheld and paid to the proper Governmental Authority pursuant to any applicable Tax Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.
3.04   Conversion of Company Preferred Stock.
(a)   Prior to the Effective Time, each share of Company Series 1 Preferred Stock issued and outstanding shall be converted into one share of Company Common Stock.
(b)   Prior to the Effective Time, each share of Company Series 2 Preferred Stock issued and outstanding shall be redeemed by the Company at a price per share equal to $0.0001.
(c)   At the Effective Time, the shares of Company Preferred Stock shall no longer be outstanding and shall cease to exist and each Company Preferred Stockholder shall cease to have any other rights as a stockholder of Company Preferred Stock with respect thereto.
3.05   Cancellation of Company Options; Treatment of Company Stock Plan.
(a)   At the Effective Time, each Company Option shall, by virtue of the Merger and without further action on the part of the holder thereof, be cancelled and terminated for no consideration or payment. Prior to the Effective Time, the Company Board (and/or the Compensation Committee of the Company Board) shall adopt such resolutions as are necessary to give effect to such cancellation and termination and to ensure that from and after the Effective Time, neither Parent nor the Surviving Company will be required to deliver shares of Company Common Stock, other capital stock of the Company, or other compensation of any kind to any Person pursuant to or in settlement of any Company equity or equity-based awards under the Company Stock Plan or otherwise.
(b)   Any shares of Company Common Stock that remain available for issuance pursuant to the Company Stock Plan as of the Effective Time (the “Residual Shares”) shall, in accordance with the Company Stock Plan, be converted at the Effective Time into the number of shares of Parent Common Stock equal to the product of the number of such Residual Shares and the exchange ratio (the ratio of the number of shares (or fraction of a share) of Parent Common Stock to be issued in exchange for each share of Company Common Stock) calculated as part of the Ownership Allocation (such shares of Parent Common Stock, the “Assumed Shares”). At the Effective Time, by virtue of the Merger and without further action by any party, Parent shall assume the Company Stock Plan with the result that Parent may, as permitted by applicable Law, issue the Assumed Shares, if any, after the Effective Time pursuant to the settlement of any equity awards granted under the Company Stock Plan, the Parent Equity Plan, or any other plan of Parent or any of its Affiliates.
3.06   Conversion of Warrants.   At the Effective Time, each In-the-Money Company Warrant shall, by virtue of the Merger and without further action on the part of the holder thereof, be cancelled and converted into the right to receive, for each share of Company Common Stock subject to such In-the-Money Company Warrant (including shares of Company Common Stock issuable upon conversion of any Company Preferred Stock issuable upon exercise of any Company Warrant) a portion of the Merger Consideration equal to (i) the Merger Consideration that would have been payable pursuant hereto in respect of such share had such In-the- Money Company Warrant been exercised immediately prior to the Effective Time, less (ii) the exercise price with respect to such In-the-Money Company Warrant (the resultant aggregate Merger Consideration due to a holder of an In-the-Money Company Warrant, the “Warrant Merger Consideration”). Each Company Warrant issued and outstanding as of the Effective Time that is not an In-the-Money Company Warrant shall automatically and without further action by any party be cancelled and terminated for no consideration or payment immediately prior to the Effective Time. The Warrant Merger Consideration shall be calculated in accordance with the terms of the applicable In-the-Money Company Warrant.

3.07   Surrender and Payment.
(a)   Following the date hereof and prior to the Effective Time, Parent shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) to act as the exchange agent in the Merger.
(b)   No later than the close of business on the tenth (10th) Business Day prior to the anticipated Closing Date, the Company shall have prepared an Ownership Allocation containing the Company Stockholders and Company Promised Optionholders and setting forth the allocation of Merger Consideration to be received by each Person enumerated therein, applying the methodology, assumptions, formulas and techniques set forth in Schedule 3.01. The parties hereto shall confer regarding the foregoing schedule no later than the fifth (5th) Business Day prior to the anticipated Closing Date, shall make such changes thereto as the parties hereto may mutually and in good faith agree, and, subject to the agreement of the parties hereto, such schedule shall be the “Ownership Allocation” hereunder. In addition, the Company shall provide all information reasonably requested by the Exchange Agent in order to enable the Exchange Agent to open accounts for each Person enumerated in the Ownership Allocation.
(c)   Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of Company Stock entitled to receive Merger Consideration pursuant to Section 3.01 a letter of transmittal (which shall be in the form and substance reasonably acceptable to Company) (a “Letter of Transmittal”) and instructions for use in effecting the surrender of the certificates evidencing such Company Stock, in physical or electronic form, as the case may be (the “Certificates”), in exchange for the applicable portion of Merger Consideration payable to such holder. Promptly after the Effective Time, the Exchange Agent shall, as promptly as reasonably practicable after receipt of a Certificate (together with a Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto and any other customary documents that the Exchange Agent may reasonably require in connection therewith), issue to the holder of such Certificate the Merger Consideration with respect to such Certificate so surrendered and the Certificate shall forthwith be cancelled. The Exchange Agent shall deliver the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 3.01(a) (after giving effect to Section 3.01(c), Section 3.04, Section 3.05(a) and Section 3.06) as reflected in the Ownership Allocation, electronically through book entry-delivery or, upon the written request of any Company Stockholder, in the form of an original stock certificate to the address set forth in such Company Stockholder’s Letter of Transmittal. No interest shall be paid or shall accrue on any Merger Consideration payable upon surrender of any Certificate. Until so surrendered, each outstanding Certificate that prior to the Effective Time represented shares of Company Stock (other than for Dissenting Shares) shall be deemed from and after the Effective Time, for all purposes, to evidence the right to receive a portion of the Merger Consideration. If after the Effective Time, any Certificate is presented to the Exchange Agent, it shall be cancelled and exchanged as provided in this Section 3.07(c).
(d)   No dividends or other distributions declared or made after the Effective Time with respect to the Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Parent Common Stock issuable to such holder hereunder in consideration for the surrender of such Certificate until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing shares of Parent Common Stock issued in exchange therefor, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.
(e)   Any Merger Consideration remaining unclaimed by Company Stockholders two (2) years after the Effective Time (or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto. None of Parent, Merger Sub, the Company or the Exchange Agent

shall be liable to any person in respect of any shares of Parent Common Stock delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law.
(f)   If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of loss and indemnity by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Company or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Company may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock formerly represented by such Certificate in accordance with this Agreement.
3.08   Equitable Adjustments.   Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or distribution paid in stock with a record date during such period, the number of shares of Parent Common Stock to be issued as the Merger Consideration shall be equitably adjusted to provide Parent, Merger Sub and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.
3.09   Taking of Necessary Action; Further Action.   If at any time after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company or Merger Sub, the officers and board of directors of the Surviving Company will be fully authorized in the name of the Company or Merger Sub, as the case may be, to take and shall take any and all such lawful and necessary action.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as disclosed in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub as follows:
4.01   Organization and Qualifications; Subsidiaries.   Each Company Entity (a) is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and (b) has all requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted. Schedule 4.01 of the Company Disclosure Schedule sets forth each Company Entity, its jurisdiction of organization, its directors and officers, and each jurisdiction in which such Company Entity is licensed or qualified to do business. Each Company Entity is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except such licenses or qualifications the absence of which would not reasonably be expected to be material to the Company Entities, taken as a whole. Except as set forth in Schedule 4.01 of the Company Disclosure Schedule, the Company owns all of the outstanding equity interests of its Subsidiaries, free and clear of all Liens, and there are no derivative securities or commitments to issue derivative securities in respect of such Subsidiaries. None of the Company Entities (i) owns any capital stock of, or any equity interests of any nature in, any other Person other than such Subsidiaries, (ii) has at any time been a general partner of any general or limited partnership and (iii) has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Person.
4.02   Organizational Documents.   True and complete copies of the certificate of incorporation, certificate of formation, bylaws, limited liability company agreement and any other similar governing documents, each as amended (together, the “Organizational Documents”) of each Company Entity (the “Company Organizational Documents”), as amended to date, have been made available to Parent. No Company Entity is in violation of any of the provisions of the Organizational Documents, including all amendments thereto, of such Company Entity, except where such violation would not reasonably be expected to be material to the Company Entities, taken as a whole.

4.03   Due Authorization.
(a)   The Company has all requisite corporate power and authority to execute, deliver, enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and, subject to, in the case of the consummation of the Merger, adoption of this Agreement and the transactions contemplated hereby by the affirmative vote or consent of (i) the holders of a majority of the shares of Company Common Stock and Company Series 1 Preferred Stock (voting together as a single voting class on an as-converted to Company Common Stock basis) and (ii) the holders of a majority of the shares of Company Series 1 Preferred Stock, in accordance with the Company Organizational Documents (collectively, “Company Stockholder Approval”), to consummate the transactions contemplated hereby.
(b)   The execution, delivery and performance by the Company of this Agreement and each Ancillary Agreement to which any Company Entity is a party and the consummation by the Company Entities of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Company Entities and no other corporate proceedings on the part of any Company Entity are necessary to authorize the execution, delivery and performance of this Agreement, any Ancillary Agreements to which it is a party or to consummate the Merger and the other transactions contemplated hereby and thereby. The Company Stockholder Approval is the only vote or consent of the holders of any class or series of the Company’s capital stock required to approve and adopt this Agreement and the Ancillary Agreements and approve the Merger and consummate the Merger and the other transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Agreement to which any Company Entity is a party will be, duly and validly executed and delivered by such Company Entities and, assuming due authorization, execution and delivery by each other party hereto and thereto, constitute, or will constitute, a valid and binding obligation of such Company Entities, enforceable against such Company Entities in accordance with their respective terms, except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditor’s rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (regardless of whether considered in a proceeding at Law or in equity).
(c)   The Company Board, by written resolutions adopted by unanimous vote and not subsequently rescinded or modified in any way adverse to Parent or Merger Sub, has, as of the date hereof, (i) determined that this Agreement and the Transactions, including the Merger, are in the best interests of the Company Stockholders, (ii) approved and declared advisable the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement and the Transactions, including the Merger, in accordance with the DGCL, (iii) directed that the “agreement of merger” contained in this Agreement be submitted to the Company Stockholders for adoption and (iv) resolved to recommend that the Company Stockholders adopt the “agreement of merger” set forth in this Agreement (collectively, the “Company Board Recommendation”).
4.04   No Conflict; Consents.
(a)   The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, including the Merger, do not and will not, with or without the giving of notice or the lapse of time, or both: (i) subject to, in the case of the Merger, obtaining the Company Stockholder Approval, contravene, conflict with or result in a violation or breach of, or default under, any Company Organizational Documents or any resolution adopted by the stockholders or equityholders, the board of directors (or similar governing body) or any committee of the board of directors (or similar governing body) of any Company Entity; (ii) subject to, in the case of the Merger, obtaining the Company Stockholder Approval, contravene, conflict with or result in a violation or breach of any provision of any applicable Law, Permit or Governmental Order applicable to the Company, or give any Governmental Authority or other Person the right to challenge the Merger or any of the Transactions or to exercise any remedy or obtain any relief under any applicable Law or Governmental Order to which any Company Entity, or any of the assets owned or used by any Company Entity, is subject; (iii) subject to any filings, notices or consents referenced in the following clause, contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any authorization of any Governmental Authority that is held by any Company Entity or that otherwise relates to the business of any Company Entity or to any of the assets owned or used by any Company Entity; (iv) require the consent or notice by any Person under, contravene, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or give rise to a right of termination, cancellation, modification, acceleration or amendment under, any Company Material Contract or any Permit to which any of the Company Entities is a party or (v) result in the creation or imposition of any Lien other than Permitted Liens on any properties or assets of any Company Entity, except, with respect to the foregoing clauses (ii), (iii), (iv) and (v), as would not reasonably be expected to be material to the Company Entities, taken as a whole, and would not reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the Transactions.
(b)   Except as set forth in Schedule 4.04(b) of the Company Disclosure Schedule, no consent, approval or authorization of, or exemption by, or filing with or notice to, any Governmental Authority is required to be obtained or made by any Company Entity in connection with the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, except for the effectiveness of the filing of the Certificate of Merger with the Secretary of State of Delaware and the effectiveness of the Registration Statement.
4.05   Capitalization.
(a)   Schedule 4.05(a) of the Company Disclosure Schedule sets forth, as of the date hereof, (i) the authorized capital stock of the Company, (ii) the number, class and series of Company Stock owned by each holder of shares of Company Stock, together with the name of each registered holder thereof, (iii) a list of all holders of outstanding Company Options, including the number of shares of Company Common Stock subject to each such Company Option, the grant date, the exercise price for such Company Option, the vesting commencement date and vesting schedule, and the date on which such Company Option expires and (iv) a list of all holders of outstanding Company Warrants, including the number of shares of Company Stock subject to each such Company Warrant, the grant date, and exercise price for such Company Warrant, the extent to which such Company Warrant is vested and exercisable and the date on which such Company Warrant expires. All of the issued and outstanding shares of Company Common Stock, Company Preferred Stock, Company Options and Company Warrants (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Securities Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract. Except as set forth in Schedule 4.05(a) of the Company Disclosure Schedule, as of the date hereof, there are no other shares of Company common stock, shares of preferred stock, options, warrants, convertible notes or other equity interests of the Company authorized, reserved, issued or outstanding. Each Company Option was granted in accordance with the Company Stock Plan with an exercise price per share (A) that is equal to or greater than the fair market value of the underlying shares on the date of grant or (B) was determined pursuant to the Code Section 409A safe-harbor for illiquid start-up companies pursuant to Treas. Reg. Section 1.409A-1(b)(5)(iv)(B)(2)(iii) or in accordance with Code Section 422(c)(1), as applicable, and has a grant date identical to the date on which Company Board or its compensation committee actually awarded the Company Option. Each Company Option qualifies for the tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company Financial Statements, respectively, and does not trigger any material liability for the Company Option holder under Section 409A of the Code. The Company has provided or made available to Parent (or Parent’s representatives) true and complete copies of the standard form of option agreement and any stock option agreements that materially differ from such standard form.
(b)   Except for the Company Preferred Stock, the Company Options, the Promised Options and the Company Warrants, as of the date hereof there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Company Common Stock or the equity interests of the Company, or any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any shares of capital stock of, other equity interests in or debt securities of, the Company and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company. As of the date hereof, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any securities or equity interests of the Company. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Stockholders may vote. Except as set forth in Schedule 4.05(b) of the Company Disclosure Schedule, as of the date hereof the Company is not party to any shareholders agreement, voting agreement or registration rights agreement relating to its equity interests, and there is no Contract restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock.
(c)   As of the date hereof, the outstanding shares of capital stock or other equity interests of the Company’s Subsidiaries (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law and (iii) were not issued in breach or violation of any preemptive rights or Contract. As of the date hereof, there are (A) no subscriptions, calls, rights or other securities convertible into or exchangeable or exercisable for the equity interests of the Company’s Subsidiaries (including any convertible preferred equity certificates), or any other Contracts to which any of the Company’s Subsidiaries is a party or by which any of the Company’s Subsidiaries is bound obligating such Subsidiaries to issue or sell any shares of capital stock of, other equity interests in or debt securities of, such Subsidiaries, and (B) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in the Company’s Subsidiaries. As of the date hereof, there are no outstanding contractual obligations of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company’s Subsidiaries. Except as set forth in Schedule 4.05(c) of the Company Disclosure Schedule, there are no outstanding bonds, debentures, notes or other indebtedness of the Company’s Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the such Subsidiaries’ stockholders may vote. Except as forth in Schedule 4.05(c) of the Company Disclosure Schedule, the Company’s Subsidiaries are not party to any stockholders’ agreement, voting agreement or registration rights agreement relating to the equity interests of the Company’s Subsidiaries.
(d)   As of the date hereof, the Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares of capital stock or equity interests of its Subsidiaries free and clear of any Liens other than Permitted Liens. Except as set forth in Schedule 4.05(d) of the Company Disclosure Schedule, there are no options or warrants convertible into or exchangeable or exercisable for the equity interests of the Company’s Subsidiaries.
(e)   Schedule 4.05(e) of the Company Disclosure Schedule sets forth as of the date of this Agreement a true, correct, and complete list of individuals (each individual, a “Company Promised Optionholder”) who have been offered an opportunity to receive Company Options (the “Promised Options”)under an offer letter from, Contract with or other commitment from the Company (which has not expired, been rescinded or rejected), but who have not been granted such Promised Options, including the number of shares offered, the vesting commencement date, and vesting schedule described in the offer letter from, Contract with, or other commitment for each such listed Promised Option.
(f)   All distributions, dividends, repurchases and redemptions in respect of the capital stock (or other equity interests) of the Company were undertaken in compliance with the Company Organizational Documents then in effect, any agreement to which the Company then was a party and in compliance with applicable Law.
4.06   Financial Statements.
(a)   Schedule 4.06(a) of the Company Disclosure Schedule sets forth the Company’s (i) audited consolidated financial statements consisting of the balance sheet of the Company Entities as of December 31, 2021 and 2020 and the related consolidated statements of income and retained earnings, stockholders’ equity and cash flow for the years then ended, together with all notes and schedules thereto and with the auditor’s report thereon (together with any audited financial statements delivered pursuant to Section 6.01 hereof, the “Audited Financial Statements”) and (ii) unaudited financial statements consisting of the consolidated balance sheet of the Company Entities as of June 30, 2022 (the “Interim Balance Sheet Date”) and June 30, 2021 and the related consolidated statements of income and retained earnings, stockholders’ equity and cash flow for the six (6) month periods then ended, together with all notes thereto (together with any other interim financial statements delivered pursuant to Section 6.01 or Section 6.11 hereof, the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Company Financial Statements”).
(b)   The Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, subject, in the case of the Interim Financial Statements, to normal year-end adjustments and reclassifications and the absence of notes and other presentation items. The Company Financial Statements are based on the books and records of the Company Entities, and fairly present in all material respects the financial condition of the Company Entities as of the respective dates they were prepared and the results of operations, stockholders’ equity and cash flows of the Company Entities for the periods indicated. The Audited Financial Statements have been audited by a PCAOB qualified auditor that is independent under Rule 2-01 of Regulation S-X under the Securities Act. The Company Financial Statements that are required to be included in the Registration Statement, when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.01 or Section 6.11 hereof, will comply in all material respects with the applicable accounting requirements (including the standards of the American Institute of Certified Public Accountants (“AICPA”)) and with the applicable rules and regulations of the SEC, the Exchange Act and the Securities Act, in effect as such date, will not be “stale” in accordance with the rules and regulations of Regulation S-X and, with respect to the Audited Financial Statements, have been (or will be prior to the filing of the Registration Statement with the SEC) audited by a PCAOB qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act and, with respect to the Interim Financial Statements, have been (or will be prior to the filing of the Registration Statement with the SEC) reviewed by the Company’s auditors, as provided in AU-C-930 under the standards of AICPA, and in each case shall be in an appropriate form for inclusion in the Registration Statement and Information Statement. The Company Entities maintain a standard system of accounting established and administered in accordance with GAAP.
(c)   No director, officer or, to the Knowledge of the Company, auditor or accountant of any Company Entity has received or otherwise has or obtained knowledge of (x) any material weakness or significant deficiency regarding the accounting or auditing practices, procedures, internal controls, methodologies or methods of any Company Entity that has adversely affected the ability to record, process, summarize and report financial information during any of the periods covered by the Audited Financial Statements, which has not been remedied, (y) any fraud that involves any director, officer or employee of any Company Entity who has a role in the preparation of financial statements or the internal accounting controls utilized by any Company Entity, or (z) any written claim or written allegation regarding any of the foregoing. To the Knowledge of the Company, there are no fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of any Company Entity.
(d)   The accounts and notes receivable shown on the Company Financial Statements represent amounts receivable in respect of bona fide transactions. Such accounts and notes receivable have been recorded in accordance with GAAP, are collectible in the ordinary course of business and are not subject to any set-off or counterclaim, other than as specifically reflected in the Company Financial Statements or as would not be material to the Company Entities (taken as a whole). Any accounts payable of the Company Entities that have become due have been paid in the ordinary course of business. No extension of payment terms has been agreed with any creditor in relation to any accounts payable.
4.07   Undisclosed Liabilities.   The Company Entities have no liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured (“Liabilities”) that would be required to be set forth or reserved for on a balance sheet of the Company Entities (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for Liabilities (a) reflected or reserved for on the Company Financial Statements or disclosed in the notes thereto, (b) that have arisen since the Interim Balance Sheet Date in the ordinary course of the operation of business of the Company Entities, (c) disclosed in the Company Disclosure Schedule, (d) arising under this Agreement and/or the performance by the Company of its obligations hereunder or (e) that would not, individually or in the aggregate, reasonably be expected to be material to the Company Entities, taken as a whole.
4.08   Litigation and Proceedings.   As of the date hereof, there are no pending or, to the Knowledge of the Company, threatened, Actions and, to the Knowledge of the Company, there are no pending or threatened investigations, in each case, against any Company Entity, or otherwise affecting any Company Entity or its assets, including any condemnation or similar proceedings (or, to the Knowledge of the Company, against any of the officers or directors of any Company Entity related to their business duties, which interfere with their business duties, or as to which any Company Entity has any indemnification obligations), in each case which would reasonably be expected to result in any material Liabilities to such party. No Company Entity nor any property, asset or business of any Company Entity is subject to any Governmental Order, or, to the Knowledge of the Company, any continuing investigation by, any Governmental Authority, in each case that challenges or seeks to prevent, enjoin or otherwise delay the Transactions, at Law, in equity or otherwise. There is no unsatisfied judgment or any open injunction binding upon any Company Entity.
4.09   Compliance with Laws.
(a)   Each Company Entity is now, and for the past three (3) years has been, in compliance in all respects with all Laws applicable to it and to the Business of the Company, except for such non-compliance that has not and would not reasonably be expected to result in Liabilities that are material to the Company Entities, taken as a whole.
(b)   No Company Entity nor, to the Knowledge of the Company, any officer, director, manager, employee, agent, representative or sales intermediary of any Company Entity, in each case, acting on behalf of a Company Entity, has, in the past three (3) years, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of any applicable Anti-Corruption Law, (ii) paid, accepted, or received any unlawful contributions, payments, or expenditures, (iii) taken any other action in material violation of any applicable Anti-Corruption Law or Trade Law in any jurisdiction in which any Company Entity conducts business, (iv) been the subject of any investigation, inquiry, litigation, audit, review, or administrative or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under any Anti-Corruption Laws or Trade Law, or (v) conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law or Trade Law. Each Company Entity has instituted and maintain policies and procedures reasonably designed to promote and achieve compliance with applicable Anti-Corruption Law and Trade Law.
4.10   Company Intellectual Property.
(a)   Schedule 4.10(a) of the Company Disclosure Schedule lists all the Company IP Registrations as of the date hereof, indicating as to each item, as applicable: (a) the owner; (b) the jurisdictions in which such item is issued or registered or in which any application for issuance or registration has been filed, (c) the respective issuance, registration, or application number of the item, and (d) the dates of application, issuance or registration of the item. All filings and fees required to maintain the material Company IP Registrations that have or will come due prior to the Closing Date, as the case may be, have been or will be timely filed with or paid to, respectively, the relevant Governmental Authorities and authorized registrars, and to the Knowledge of the Company all Company IP Registrations are otherwise in good standing.
(b)   Except as set forth in Schedule 4.10(b) of the Company Disclosure Schedule, a Company Entity is the sole and exclusive owner of all right, title and interest in and to the material Company Intellectual Property, and to the Knowledge of the Company, has the right to use all other material

Intellectual Property, including all Company Exclusively Licensed IP, used in the conduct of the Business of the Company, in each case, free and clear of Liens other than Permitted Liens. Without limiting the generality of the foregoing, the Company Entities have entered into written agreements with every current and former employee who has created material Intellectual Property for the Company Entities, and with every current and former independent contractor who has created materialIntellectual Property for the Company Entities (each such employee and independent contractor, a “Company Author”), whereby such Company Authors assign to the Company Entities any and all ownership interest and right they may have in such Intellectual Property. No Company Entity is using Intellectual Property created by a Company Author prior to, or outside the scope of, their employment or engagement by a Company Entity, and which has not been assigned to a Company Entity.
(c)   Each Company Entity’s rights in the Company Intellectual Property and Company Exclusively Licensed IP are subsisting and, to the Knowledge of the Company, each Company Entity’s rights in the Company IP Registrations, other than pending applications, are valid and enforceable. The Company Entities have taken commercially reasonable steps to maintain the Company Intellectual Property and its rights in the Company Exclusively Licensed IP and to protect and preserve the confidentiality of all trade secrets included in the Company Intellectual Property.
(d)   The conduct of the Business of the Company, and the products, processes and services of the Company Entities, have not infringed, misappropriated or otherwise violated, and do not infringe, misappropriate or otherwise violate the Intellectual Property of any Person in any material respect. To the Knowledge of the Company, no Person has infringed, misappropriated, or otherwise violated, or is currently infringing, misappropriating or otherwise violating, any Company Intellectual Property or any Company Exclusively Licensed IP in any material respect.
(e)   Except as set forth in Schedule 4.10(e) of the Company Disclosure Schedule, no material computer software owned, purported to be owned, or developed by or for a Company Entity for use in the Business of the Company uses or incorporates any software subject to open source, “copyleft” or similar licensing terms, including the GNU General Public License, where such use or incorporation would (i) dedicate to the public domain such software, or (ii) otherwise require the free licensure of such software or public disclosure of the source code of such software to other Persons.
(f)   Except as set forth in Schedule 4.10(f) of the Company Disclosure Schedule, there are no Actions (including any oppositions, interferences or re-examinations) settled within the last three (3) years, pending or, to the Knowledge of the Company, threatened in writing: (i) alleging any infringement, misappropriation or violation of the Intellectual Property of any Person by a Company Entity; (ii) challenging the validity, enforceability, registrability or ownership of any Company Intellectual Property or the Company Entities’ rights with respect to any Company Intellectual Property, other than ordinary-course prosecution of Company IP Registrations; (iii) to the Knowledge of the Company, challenging the validity, enforceability or registration of any Company Exclusively Licensed IP; or (iv) by the Company Entities alleging any infringement, misappropriation, dilution or violation by any Person of the Company Intellectual Property or the Company Exclusively Licensed IP. To the Knowledge of the Company, the Company Entities are not subject to any Governmental Order that does or would restrict or impair the use of any Company Intellectual Property or any Company Exclusively Licensed IP.
(g)   Except as set forth in Schedule 4.10(g) of the Company Disclosure Schedule, (i) no resources or funding, grants, facilities or services of a university, college, other educational institution, Governmental Authority or research center was used for, or funding from third parties was used for the primary purpose of, developing any Company Intellectual Property, (ii) no such entity has asserted any ownership interest or other right in any Company Intellectual Property and (iii) to the Knowledge of the Company, no such entity has any basis to assert any ownership interest or other right in any Company Intellectual Property.
4.11   Company Software and IT.
(a)   The Company Entities’ Systems are sufficient in all material respects for the current needs of the Business of the Company. In all material respects, the Company Entities’ Systems are in sufficiently good working condition to perform all information technology operations and include sufficient licensed capacity (whether in terms of authorized sites, units, users, seats or otherwise) for all material software, in each case as necessary for the conduct of the Business of the Company.
(b)   To the Knowledge of the Company, there has been no unauthorized access, use, intrusion or breach of security, or material failure, breakdown, performance reduction or other adverse event affecting any of the Company Entities’ Systems, that has caused or would reasonably be expected to cause any: (i) substantial disruption of or interruption in the conduct of the Business of the Company; (ii) substantial loss, destruction, damage or harm of any Company Entity or any of their Business of the Company or operations, personnel, property or other assets; or (iii) material liability of any kind to the Company Entities or their business. Each Company Entity has taken commercially reasonable actions to protect the integrity and security of the Company Entities’ Systems and the data and other information stored thereon.
(c)   The Company Entities maintain (i) commercially reasonable back-up and data recovery, disaster recovery and business continuity plans, procedures and facilities, and act in material compliance therewith and (ii) commercially reasonable policies and procedures to protect the confidentiality, integrity and security of Company Data and Personal Information in its possession, custody or control against unauthorized access, use, modification, disclosure or other misuse.
4.12   Company Material Contracts; No Defaults.
(a)   Schedule 4.12(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all of the following Contracts to which any Company Entity is a party or by which it is bound, as of the date hereof (such Contracts, together with all Contracts concerning the Company Leased Real Property disclosed in Schedule 4.17(b) of the Company Disclosure Schedule and all Contracts falling into the following categories and entered into by a Company Entity after the date hereof in accordance with Section 6.02, being “Company Material Contracts”):
A.   Contracts for the sale or purchase of any of products or services of any Company Entity which provides for payments by or to such Company Entity in excess of $250,000 during calendar year 2021 or that are expected to involve more than such amount in calendar year 2022 (other than purchase orders entered into or issued in the ordinary course of business);
B.   Contracts that: (A) grant to any Person any most-favored nations, priority, or exclusive rights to purchase, market, sell or deliver any of such products or services (other than in the ordinary course of business); (B) contain a material right of first refusal,first offer or first negotiation or any similar right with respect to an asset owned by any Company Entity; (C) provide for a “sole source” or similar relationship or contain any provision that requires the purchase of all or a material portion of a Company Entity’s requirements from any third party; or (D) any Contract that, following the Closing would grant, contain or provide, or purport to grant, contain or provide, any of the foregoing rights in respect of Parent or any Subsidiary of Parent (other than the Surviving Company);
C.   Contracts for joint ventures, strategic alliances, partnerships or involving sharing of profits or revenue, other than agreements providing for the payment of commissions in the ordinary course of business;
D.   Contracts containing covenants that limit or restrict the right or ability of a Company Entity (or following the Closing would limit or restrict, or purport to limit or restrict, Parent or any Subsidiary of Parent (other than the Surviving Company)) to engage in any line of business or compete with, or provide any service to, any other Person in any geographical area;
E.   (A) Contracts granting to any Person a material license or other right under any Company Intellectual Property, other than non-exclusive licenses granted to customers, resellers, and referral or affiliate partners in the ordinary course of business and Standard IP Contracts, (B) Contracts granting to any Company Entity any license or other right under any Intellectual Property of any Person, other than nonexclusive, commercially available “browse-wrap” or similar software licenses and Standard IP Contracts, and (C) Contracts providing for the development

(including co-development or joint development) or acquisition of any Intellectual Property, other than employee agreements based on and without material deviations from the Company’s standard form of agreements (which forms have been made available to Parent);
F.   Contracts, including any stock option plan, stock appreciation right plan, restricted stock or stock unit plan, stock purchase plan or other equity incentive plan, any of the benefits of which will be accelerated, by the consummation of the Transactions or the value of any of the benefits of which will be calculated on the basis of any of the Transactions (either alone or in connection with a previous or subsequent termination of employment or service in combination therewith);
G.   Contracts containing any standstill or similar provisions that limit or restrict the ability of a Person to acquire any securities or assets of any Company Entity;
H.   Contracts relating to the acquisition or disposition by a Company Entity (by merger, purchase of stock or assets or otherwise) of any line of business or a material amount of stock or assets (other than Contracts to purchase inventory in bulk in the ordinary course of business) or under which any Liabilities, including any remaining “earn out” or other contingent payment or consideration, remain outstanding;
I.   Contracts evidencing Indebtedness;
J.   any Contract under which any Company Entity has advanced or loaned any amount to any of its managers, directors or executive officers and such advance or loan remains outstanding;
K.   any Contract between any Company Entity, on the one hand, and any of their respective directors or executive officers, on the other hand (other than the Company Employee Agreements and indemnification agreements that have been made available to Parent);
L.   all Company Employee Agreements which are not cancellable without material penalty or without more than thirty (30) days’ notice or such other notice as mandated by applicable Law (other than offer letters that do not deviate in any material respect from the standard offer letter provided to Parent);
M.   collective bargaining or similar labor agreements;
N.   any Contract with a Governmental Authority;
O.   any Contract under which any Company Entity is obligated to make any capital commitment or expenditure in excess of $150,000 individually or $500,000 in the aggregate, during any twelve (12)-month period; and
P.   any settlement, conciliation or similar Contract arising out of a Legal Proceeding or threatened Legal Proceeding: (A) that materially restricts or imposes any material obligation on any Company Entity or materially disrupts the business of any Company Entity as currently conducted; or (B) that would require any Company Entity to pay consideration valued at more than $500,000 in the aggregate following the date of this Agreement.
(b)   Except as set forth in Schedule 4.12(b) of the Company Disclosure Schedule and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, each Company Material Contract is valid, binding and enforceable on the applicable Company Entity in accordance with its terms, assuming the validity and enforceability of such agreement against the counterparties and except as such enforceability may be limited by applicable insolvency, bankruptcy, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to or affecting creditors’ rights generally and applicable equitable principles (whether considered in a proceeding at Law or in equity). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, none of the Company Entities or, to the Knowledge of the Company, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) any Company Material Contract. To the Knowledge of the Company, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole, no event or circumstance has occurred that, with notice or lapse of time or both, would reasonably be expected to: (i) constitute a breach or event of default under any Company Material Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Company Material Contract; (iii) give any Person the right to receive or require a penalty under any Company Material Contract; (iv) give any Person the right to accelerate the maturity or performance of any Company Material Contract or cause other changes of any right or obligation or the loss of any material benefit thereunder; or (v) give any Person the right to cancel, terminate or modify any Company Material Contract. Complete and correct copies of each Company Material Contract (including all modifications, amendments and supplements thereto) have been made available to Parent.
4.13   Employee and Labor Matters; Company Benefit Plans.
(a)   No Company Entity is or has been a party to, subject to, or under any obligation to bargain for, any Company Collective Bargaining Agreement, and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any employee or Company Contract Worker. There are no organizing, election, certification petitions, campaigns, or other activities pending or, to the Knowledge of the Company, threatened by or on behalf of any Union with respect to any Company Associate. No Union holds bargaining rights with respect to any Company Associate by way of certification, interim certification, voluntary recognition or succession rights, or has applied or to the Knowledge of the Company, threatened to apply to be certified as the bargaining agent of any Company Associate. No Company Entity has agreed to recognize any Union, nor has any Union been certified as the exclusive bargaining representative of any Company Associate. No Company Entity is or has been the subject of a slowdown, strike, picketing, boycott, group work stoppage, labor dispute, attempt to organize or Union organizing activity, or any similar activity or dispute, affecting any Company Entity or any of their employees.
(b)   Except as would not have a material and adverse effect on the Company Entities taken as a whole, each of the Company Associates that currently render or have rendered services to any Company Entity that is classified as a Company Contract Worker or other non-employee status or as an exempt or non-exempt employee, is properly characterized as such for all purposes, including: (i) for purposes of the Fair Labor Standards Act and similar applicable state, local, provincial and foreign Laws governing the payment of wages (including overtime and premium wages); (ii) applicable Tax Laws; and (iii) unemployment insurance and worker’s compensation obligations, and the Company Entities have properly classified and treated each such individual in accordance with applicable laws and for purposes of all applicable Company Benefit Plans and perquisites. No Company Contract Worker is eligible to participate in any Company Benefit Plan.
(c)   Except as would not have a material and adverse effect on the Company Entities taken as a whole, to the Knowledge of the Company, no Person has claimed or has reason to claim that any Company Associate, or other individual affiliated or associated with any Company Entity: (i) is in violation of any term of any employment Contract, patent disclosure agreement, noncompetition agreement, non-solicitation agreement, nondisclosure agreement, any other restrictive covenant with such Person; (ii) has disclosed or utilized any trade secret or proprietary information or documentation of such Person; or (iii) has interfered in the employment relationship between such Person and any of its present or former employees. Except as would not have a material and adverse effect on the Company Entities taken as a whole, to the Knowledge of the Company, no Company Associate has used or proposed to use any trade secret, information or documentation confidential or proprietary to any former employer or other Person for whom such individual performed services or violated any confidential relationship with any Person in connection with the development, marketing or sale of any product or proposed product, or the development or sale of any service or proposed service, of any Company Entity.
(d)   Each Company Entity is, and for the last three (3) years, has been, in compliance in all material respects with all applicable Laws respecting labor and employment, including hiring practices, employment practices, terms and conditions of employment, wages, hours or other labor-related matters, including applicable Laws relating to discrimination, equal pay, wages and hours, overtime, business expense reimbursements, labor relations, leaves of absence, paid sick leave laws, work breaks, classification of employees (including exempt and independent contractor status), occupational health and safety, immigration, privacy, fair credit reporting, harassment, retaliation, disability rights and benefits, reasonable accommodation, equal employment, fair employment practices, immigration, wrongful discharge or violation of personal rights including the Worker Adjustment and Retraining Notification Act (and any similar foreign, provincial, state or local statute or regulation) (the “WARN Act”). Except as set forth in Schedule 4.13(d) of the Company Disclosure Schedule, since January 1, 2021, none of the Company Entities has effectuated a “plant closing” or “mass layoff” as those terms are used in the WARN Act and similar laws or has become subject to any obligation under any applicable law or otherwise to notify or consult with, prior to or after the Effective Time, any Governmental Authority or other Person with respect to the impact of the contemplated transactions. Each of the Company Entities has properly accrued in the ordinary course of business and in accordance with GAAP, and has timely made all payments for, all wages, overtime, salaries, commissions, bonuses, fees and other compensation, together with any related Taxes and any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, worker’s compensation, social security or other benefits or obligations (other than routine payments to be made in the ordinary course of business), for any services performed, directly or indirectly, for any Company Entity.
(e)   The Company Entities are, and since April 1, 2020, have been, in compliance in all material respects with applicable laws regarding COVID-19 health and safety protocols. The Company Entities have also used commercially reasonable efforts to adhere to applicable guidance from applicable Governmental Authorities such as the U.S. Centers for Disease Control and Prevention and the federal Occupational Safety and Health Administration relating to COVID-19.
(f)   Neither any Company Entity nor any of its directors or officers, nor any management level employees, is under administrative, civil or criminal (i) indictment or audit or (ii) to the Knowledge of the Company, investigation, in each case by any Governmental Authority relating to labor or employment matters at any Company Entity that reasonably would be expected to result in a notice of material violation, material finding of reasonable cause, or similar material adverse finding.
(g)   Schedule 4.13(g) of the Company Disclosure Schedule contains an accurate and complete list, as of the date of this Agreement, of each material Company Benefit Plan. None of the Company Entities intends, and none of the Company Entities has committed, to establish or enter into any new arrangement that would constitute a Company Benefit Plan or Company Employee Agreement, or to materially modify any Company Benefit Plan or Company Employee Agreement (except to conform any such Company Benefit Plan or Company Employee Agreement to the requirements of any applicable laws, in each case as previously disclosed to Parent in writing or as required by this Agreement). The Company has made available to Parent, in each case, to the extent applicable: (i) accurate and complete copies of all documents setting forth the terms of each material Company Benefit Plan and each material Company Employee Agreement, including all amendments thereto and all related trust documents; (ii) the most recent summary plan description, together with summaries of the material modifications thereto, if any, required under ERISA with respect to each material Company Benefit Plan; (iii) all trust agreements, insurance contracts and funding agreements, including all amendments thereto; (iv) all discrimination and compliance tests required under the Code for the most recent plan year; (v) the most recent IRS determination or opinion letter issued with respect to each Company Benefit Plan intended to be qualified under Section 401(a) of the Code; and (vi) all material, non- routine filings, notices, correspondence or other communications relating to any Company Benefit Plan that was submitted to or received from the IRS, the Pension Benefit Guaranty Corporation, the DOL, the SEC, or any other Governmental Authority since January 1, 2020.
(h)   Each Company Benefit Plan has been established, maintained and operated in all material respects in accordance with its terms and in compliance in all material respects with all applicable Laws, including ERISA and the Code. Any Company Benefit Plan intended to be qualified under Section 401(a) of the Code and each trust intended to be qualified under Section 501(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and, to the Knowledge of the Company, nothing has occurred since the date of the most recent determination that would reasonably be expected to adversely affect such qualification. Each other Company Benefit Plan intended to be tax qualified under applicable laws is so tax qualified, and no event has occurred and no circumstance or condition exists that would reasonably be expected to result in the disqualification of any such Company Benefit Plan. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Benefit Plan. Each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liability to Parent, the Company Entities or any Company ERISA Affiliates or Parent ERISA Affiliates (other than ordinary administration expenses). There is no audit, inquiry or legal proceeding pending or, to the Knowledge of the Company, threatened or reasonably anticipated by the IRS, DOL, PBGC or any other Person with respect to any Company Benefit Plan. None of the Company Entities or any Company ERISA Affiliate has ever incurred any material penalty or Tax with respect to any Company Benefit Plan under Section 502(i) of ERISA or Sections 4975 through 4980H of the Code or any material penalty or Tax under applicable Laws. Each of the Company Entities and Company ERISA Affiliates have timely made all contributions and other payments required by and due under the terms of each Company Benefit Plan, except as would not result in material liability and, to the extent not yet due, such contributions and other payments have been adequately accrued in accordance with GAAP in the Company Financial Statements (including any related notes). None of the Company Entities or any Company ERISA Affiliate sponsors, maintains, participates in, or contributes to, or has an obligation to contribute to or has any liability with respect to any Company Foreign Plan.
(i)   None of the Company Entities, and no Company ERISA Affiliate, has ever maintained, established, sponsored, participated in, or contributed to, or been obligated to contribute to or has any liability in respect of, any: (i) “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA; (iii) plan described in Section 413 of the Code; or (iv) a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code. No material liability under Title IV or Section 302 of ERISA (other than any liability for premiums due to the PBGC (which premiums have been paid when due)) has been incurred by the Company Entities or any Company ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company Entities or any Company ERISA Affiliate of incurring any such Liability. No Company Benefit Plan subject to ERISA holds stock issued by the Company or any of its current Company ERISA Affiliates as a plan asset.
(j)   No Company Benefit Plan or Company Employee Agreement provides (except at no cost to the Company Entities), or reflects or represents any liability of any of the Company Entities to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post- termination or retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable laws at the recipient’s sole premium expense. No Company Benefit Plan provides or reflects or represents any liability of any of the Company Entities to provide, life insurance, health benefits or other welfare benefits to any member of the Company Board for any reason, unless such director is also an employee of a Company Entity.
(k)   Except as set forth in Schedule 4.13(k)(i) of the Company Disclosure Schedule, and except as expressly required or provided by this Agreement, neither the execution of this Agreement nor the consummation of Transactions will (either alone or in combination with another event, whether contingent or otherwise): (i) result in any payment (whether of bonus, change in control, retention, severance pay or otherwise), acceleration, forgiveness of Indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Associate; or (ii) create any limitation or restriction on the right of any Company Entity to merge, amend or terminate any Company Benefit Plan or Company Employee Agreement. Without limiting the generality of the foregoing, except as set forth on Schedule 4.13(k)(ii) of the Company Disclosure Schedule, no amount payable to any Company Associate as a result of the execution and delivery of this Agreement or the consummation of any of the contemplated transactions (either alone or in combination with any other event) would be an “excess parachute payment” within the meaning of Section 280G or would be nondeductible under Section 280G of the Code. None of the Company Entities has any obligation to compensate any Company Associate for any Taxes incurred by such Company Associate under Section 4999 of the Code.

(l)   Each Company Benefit Plan, Company Employee Agreement or other Contract between any Company Entity and any Company Associate that is subject to U.S. law has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom. None of the Company Entities is a party to or has any Liability under any Company Benefit Plan, Company Employee Agreement or other Contract to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for Taxes payable pursuant to Section 409A or 457A of the Code.
4.14   Taxes.
(a)   All income and other material Tax Returns required by Law to be filed by any Company Entity have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings). Such Tax Returns are, or will be, true, complete and correct in all material respects.
(b)   All material amounts of Taxes shown due on any Tax Returns of the Company Entities and all other material amounts of Taxes owed by the Company Entities have been timely paid.
(c)   Each of the Company Entities has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, shareholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.
(d)   Each of the Company Entities has collected all material sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authorities, or has been furnished properly completed exemption certificates.
(e)   No Company Entity is currently engaged in any audit, administrative or judicial proceeding with a Governmental Authority with respect to Taxes. No Company Entity has received any written notice from a taxing authority of a proposed deficiency of a material amount of Taxes, other than any such deficiencies that have since been resolved. No written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of any Company Entity, and no written request for any such waiver or extension is currently pending.
(f)   No Company Entity (or any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two years.
(g)   No Company Entity has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(h)   No Company Entity will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (B) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Closing; (C) installment sale or open transaction disposition made prior to the Closing; (D) prepaid amount received prior to the Closing; (E) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (F) Section 965 of the Code.
(i)   There are no Liens with respect to Taxes on any of the assets of any Company Entities, other than Permitted Liens.

(j)   No Company Entity has been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than a group of which the common parent is the Company). No Company Entity has any liability for the Taxes of any Person (other than the Company Entities) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or (ii) as a transferee or successor.
(k)   No Company Entity is a party to, or bound by, or has any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts entered into in the ordinary course of business not primarily relating to Taxes).
(l)   The entity classification of each of the Company Entities for U.S. federal income Tax purposes is set forth in Schedule 4.14(l) of the Company Disclosure Schedule.
(m)   No Company Entity is, and has not been at any time during the five (5) year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.
(n)   Each of the Company Entities is in compliance with applicable United States and foreign transfer pricing Laws and regulations in all material respects, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of each of the Company Entities.
(o)   The Company has not made an election under Section 965(h) of the Code.
(p)   No Company Entity has deferred any payroll Taxes pursuant to the CARES Act or are the beneficiaries of any other COVID-19 related tax deferral relief of state and local Governmental Authorities.
(q)   No Company Entity has incurred any loan, directly or indirectly, pursuant to the Paycheck Protection Program, established by the CARES Act, as amended or supplemented from time to time by interim rules, policy statements, FAQs or otherwise.
(r)   The Company is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a tax-free “reorganization” within the meaning of Section 368 of the Code.
4.15   Insurance.   Schedule 4.15 of the Company Disclosure Schedule contains a complete and correct list of all policies and contracts currently in effect for insurance of which any Company Entity is the owner, insured or beneficiary or which has been bound by any Company Entity to cover any of the assets of any Company Entity as of the date hereof (the “Company Insurance Policies”). All premiums due and payable with respect to such Company Insurance Policies have been timely paid. All Company Insurance Policies are in full force and effect and no Company Entity is currently in receipt of any notice of cancellation or non-renewal thereunder. Except as set forth in Schedule 4.15 of the Company Disclosure Schedule, there are no outstanding claims under the Company Insurance Policies (other than ordinary course workers’ compensation claims).
4.16   Brokers’ Fees.   No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by any Company Entity or any of their Affiliates for which any Company Entity has any obligation.
4.17   Real Property; Assets.
(a)   No Company Entity owns any real property. No Company Entity is a party to any agreement or option to purchase any real property or material interest therein.
(b)   Schedule 4.17(b) of the Company Disclosure Schedule contains a true, correct and complete list of all Company Leased Real Property including (i) the street address; (ii) the landlord, the rental amount currently being paid, and the expiration of the term; and (iii) the current use of such property. The Company has made available to Parent true, correct and complete copies of the leases, subleases, licenses and occupancy agreements (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto) for the Company Leased Real Property to which any Company Entity is a party.
(c)   No Company Entity has subleased or otherwise granted any Person the right to use or occupy any Company Leased Real Property which is still in effect. No Company Entity has collaterally assigned or granted any other security interest in the Company Leased Real Property or any interest therein which is still in effect. A Company Entity has a good and valid leasehold title to each Company Leased Real Property subject only to Permitted Liens. Except as would not reasonably be expected to be material to the Company Entities, taken as a whole, no Company Entity has made any alterations, additions or improvements to the Company Leased Real Property that are required to be removed at the termination of the applicable lease term.
(d)   Except for Permitted Liens and licenses of Intellectual Property and software, the Company Entities have good and valid title to the assets of the Company Entities.
4.18   Environmental Matters.   Except as set forth in Schedule 4.18 of the Company Disclosure Schedule, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company Entities, taken as a whole:
(a)   the Company Entities are and, during the last three (3) years, have been in compliance with all Environmental Laws and has not received any: (i) written notice or claim in respect of Environmental Laws or violation thereof or non-compliance therewith; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved;
(b)   no Company Entity is subject to any current Governmental Order relating to any non-compliance with Environmental Laws by a Company Entity or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;
(c)   no Action is pending or, to the Knowledge of the Company, threatened and, to the Knowledge of the Company, no investigation is pending or threatened with respect to any Company Entity’s compliance with or liability under Environmental Law; and
(d)   no Company Entity has used any off-site Hazardous Materials treatment, storage, or disposal facilities or locations.
4.19   Absence of Changes.
(a)   Since the Interim Balance Sheet Date, there has not been any Company Material Adverse Effect.
(b)   Since the Interim Balance Sheet Date, through the date of this Agreement (i) the Company Entities have, in all material respects, conducted their business and operated their properties in the ordinary course of business and (ii) there has not been with respect to the Company Entities, any:
A.   amendment of the Organizational Documents of any Company Entity;
B.   issuance, sale or other disposition of any equity security or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any equity security of any Company Entity other than the issuance of shares of Company Common Stock upon the exercise of Company Options outstanding on the date of the Interim Balance Sheet Date in accordance with their terms as in effect on the Interim Balance Sheet Date;
C.   declaration or payment of any dividends or distributions on or in respect of any of its capital stock; redemption, purchase or acquisition of its capital stock; or split, combination, recapitalization or reclassification of its capital stock, except pursuant to the forfeiture conditions of Company Options or the cashless exercise or Tax withholding provisions of or authorizations related to Company Options pursuant to their terms as in effect on the Interim Balance Sheet Date;
D.   material change in the Company Entities’ cash management practices and its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;
E.   material change in any method of accounting or accounting practice of the Company Entities, except as required by GAAP, securities Laws and regulations or PCAOB standards, or as otherwise disclosed in the notes to the Company Financial Statements;
F.   incurrence, assumption or guarantee of any indebtedness for borrowed money by any Company Entity;
G.   except for write-offs required by GAAP, any transfer, assignment, sale or other disposition of any of any tangible or intangible asset shown or reflected in the balance sheet with a value in excess of $100,000 individually or $250,000 in the aggregate, or cancellation of any debts with a value in excess of $50,000 individually or $100,000 in the aggregate;
H.   (A) transfer, assignment or grant of any exclusive license or exclusive sublicense of material rights under or with respect to any the Company Intellectual Property or (B) abandonment or permitting to lapse any material Company Intellectual Property, except in the reasonable business judgement of the Company;
I.   capital investment in any other Person in excess of $150,000 individually or $250,000 in the aggregate;
J.   loan to any other Person;
K.   acceleration, termination, material modification to or cancellation of any Company Material Contract to which a Company Entity is a party or by which it is bound that is not in accordance with the terms of such Company Material Contract;
L.   entrance into or renewal of any Company Material Contract, other than any such Contract that is (x) entered into or renewed in the ordinary course of business consistent with past practice and on commercially reasonable terms given then-current market conditions and (y) not otherwise prohibited by another provision of this Section 4.19;
M.   except as required by the terms of a Company Benefit Plan as in effect on the Interim Balance Sheet Date or established, adopted, entered into or amended after the Interim Balance Sheet Date in accordance with clause (B) below, as required to ensure that any Company Benefit Plan as in effect on the Interim Balance Sheet Date was not then out of compliance with applicable laws, or as specifically required pursuant to this Agreement, (A) entrance into or amendment of any Company Collective Bargaining Agreement; (B) establishment,adoption, entrance into, amendment or termination of any Company Benefit Plan or Company Employee Agreement or any plan, practice,agreement, arrangement or policy that would have been a Company Benefit Plan or Company Employee Agreement if it was in existence on the Interim Balance Sheet Date (other than (x) in the ordinary course of business in connection with the annual renewal of Company Benefit Plans that are group health or welfare plans or (y) entrance into employment agreements that are terminable “at will” without any obligation on the part of any Company Entity or any Affiliate of any Company Entity to make any severance, change in control, incentive compensation or similar payment or provide any benefit in connection with any separation from service or change in control, in the ordinary course of business in connection with the hiring or promotion of any Company Associate permitted by clause (H)); (C) payment of or making any new commitment to pay, any bonus, cash incentive payment or profit-sharing or similar payment to, or any increase or making of any commitment to increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any Company Associate, other than increases to base salary (and corresponding target bonus opportunity) in connection with promotions and in connection with efforts to retain any Company Associate with a competing offer, in each case at the level below the level of senior director not exceeding $250,000 in the aggregate; (D) grant, payment or establishment of any severance, separation, change in control, termination, retention or similar compensation or benefits to, or increase in any manner the severance, separation, change in control, termination, retention or similar compensation or benefits of, any Company Associate other than the entrance into separation agreements, and payments of termination or separation pay pursuant thereto, in the ordinary course of business consistent with past practice in connection with the termination of employment of any Company Associate permitted pursuant to clause (I); (E) entrance into any trust, annuity or insurance Contract or similar agreement or taking of any other action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan; (F) taking of any action to accelerate the time of payment or vesting of any compensation, benefits or funding obligations under any Company Benefit Plan or otherwise; (G) any material determination under any Company Benefit Plan that is inconsistent with the ordinary course of business or past practice; (H) hiring of any individual who is a senior director or above or promotion of any Company Associate to a senior director role or above other than in replacement of a position as of the Interim Balance Sheet Date that does not receive compensation and/or benefits in excess of the compensation and/or benefits provided to the person who held such position as of the Interim Balance Sheet Date; (I) termination of any Company Associate who is a senior director or above (other than a termination for “cause” as defined under any Company Benefit Plan as of the date of this Agreement); (J) effectuation of a “plant closing,” “mass layoff,” or similar action under the WARN Act; or (K) entrance into any new Contract covering any Company Associate or made any payment to any Company Associate that, considered individually or collectively with any other such Contracts or payments, will or reasonably would be expected to be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code;
N.   waiver of any restrictive covenant obligations of any employee of any Company Entity;
O.   loan to (or cancellation or forgiveness of any loan to) any Company Stockholders or Company Associates, or entry into, or modification or termination of, any transaction, agreement or arrangement with any Company Stockholders (other than in any Company Stockholder’s capacity as an employee) or Company Associates;
P.   except for the Merger, adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;
Q.   purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $100,000, individually (in the case of a lease, per annum) or $250,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases or leases of inventory, services or supplies in the ordinary course of business;
R.   acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof other than the acquisition of residuals done in the ordinary course of business;
S.   action by a Company Entity to make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return that is inconsistent with past practice and outside the ordinary course of business,
T.   take any action, omit to take any action or enter into any other transaction that, in each case, (i) is outside of the ordinary course of business and inconsistent with the any Company Entity’s past practices and (ii) would reasonably be expected to have the effect of materially increasing the Tax liability of Parent or any Subsidiary in respect of any post-Closing Tax period; or
U.   waiver, release, assignment, settlement or compromise of any Action for an amount not exceeding $500,000 or that otherwise imposes any non-monetary terms and conditions; or
V.   binding commitments or agreements to any of the foregoing.

4.20   Affiliate Agreements.   Except as set forth in Schedule 4.20 of the Company Disclosure Schedule and except for, in the case of any employee, officer or director, any employment Contract or Contract with respect to the issuance of equity in the Company, none of the Company Entities is a party to any transaction, agreement, arrangement or understanding with any (i) present or former executive officer or director of any of the Company Entities, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of the Company Entities or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing.
4.21   Internal Controls.   The Company maintains a system of internal accounting controls designed to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) all assets, liabilities and transactions are accurately and timely recorded in all material respects and as necessary to permit preparation of audited financial statements and to maintain accountability for the assets.
4.22   Permits.
(a)   Each Company Entity has all material Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except as would not reasonably be expected to result in Liabilities that are material to the Company Entities, taken as a whole. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Material Permit, except as would not reasonably be expected to result in Liabilities that are material to the Company Entities, taken as a whole.Except as would not reasonably be expected to result in Liabilities that are material to the Company Entities, taken as a whole, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Company Entities, (c) to the Knowledge of the Company, none of such Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, (d) there are no Actions pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit and (e) each of the Company Entities is in compliance with all Material Permits applicable to such Company Entity.
(b)   The Company has not received notice of or, to the Knowledge of the Company, been subject to or threatened with, any finding of deficiency or non-compliance; penalty, fine or sanction; request for corrective or remedial action; or pending or, to the Knowledge of the Company, threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action by the Food & Drug Administration (the “FDA”) or any other Governmental Authority relating to any of the Company’s products or the facilities at which such products are manufactured, packaged or initially distributed, whether issued by the FDA, the United States Federal Trade Commission (the “FTC”) or by any other Governmental Authority having responsibility for the regulation of such products.
(c)   All of the Company’s products that are subject to the jurisdiction of the FDA, the FTC or other Governmental Authorities in other jurisdictions are being manufactured, imported, exported, processed, developed, labeled, stored, tested, marketed, promoted, detailed and distributed by or on behalf of the Company in material compliance with all applicable requirements under any Permit or Law, including applicable statutes and implementing regulations administered or enforced by the FDA or other similar Governmental Authority, including those relating to investigational use, premarket approval and applications or abbreviated applications to market a new product.
(d)   The Company has not voluntarily recalled, suspended, or discontinued manufacturing or investigation of any of the Company’s products or done so at the request of the FDA, the FTC or any other Governmental Authority having responsibility for the regulation of such products, nor has the Company received any notice from the FDA, the FTC or any other Governmental Authority having responsibility for the regulation of such products that such Governmental Authority has commenced or, to the Knowledge of the Company, threatened to initiate any action to withdraw any approval or application for investigation, sale or marketing of any of the Company’s products, restrict sales or marketing of any of the Company’s products, request a recall of any of the Company’s products, or that the FDA, the FTC or such other Governmental Authority having responsibility for the regulation of any of the Company’s products has commenced or, to the Knowledge of the Company, threatened to initiate any action to enjoin or place restrictions on the production of any of the Company’s products, other than those restrictions generally existing by Law.
(e)   To the Knowledge of the Company, and in connection with the Business of the Company, no director, officer, employee or agent of the Company has made any untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Authority; or failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority.
4.23   Company Privacy and Data Security.
(a)   Each Company Entity has complied in all material respects with all applicable Privacy Laws, Company Privacy Policies and Company Data Agreements. Each Company Entity has implemented and maintained commercially reasonable technical, physical, organizational, and administrative measures and policies to protect Personal Information and Company Data against unauthorized access, use, modification, disclosure, or loss, and has timely and reasonably remediated any material audit findings relating to its security safeguards. Each Company Entity has contractually obligated any third parties that Process Personal Information maintained by or on behalf of the Company to abide by terms that are compliant in all material respects with applicable Privacy Laws and Company Privacy Policies. To the Knowledge of the Company, the execution, delivery and performance of this Agreement and the consummation of the Transactions will not cause, constitute, or result in a breach or violation of any applicable Privacy Laws, Company Privacy Policies, or any Company Data Agreements.
(b)   No Person (including any Governmental Authority) has, in the past two (2) years, (i) commenced any Action relating to any Company Entity’s information privacy or data security practices relating to Personal Information, including with respect to the Processing of Personal Information maintained by or on behalf of any Company Entity, or, (ii) to the Knowledge of the Company, threatened any such Action, or made any complaint, communication or investigation relating to such practices. In the past two (2) years, no breach, security incident or violation of any data security policy in relation to Personal Information Processed by any Company Entity has occurred or is threatened, and there has been no actual or threatened unauthorized or illegal Processing of, or accidental or unlawful destruction, loss or alteration of, any Personal Information Processed by a Company Entity.
4.24   Registration Statement.   None of the information relating to the Company Entities supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion in the Registration Statement will, as of the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.24, no representation or warranty is made by the Company with respect to information or statements made in the Registration Statement that were not supplied by or on behalf of the Company for use therein.
4.25   Power of Attorney.   Except as required in the ordinary course of business, no Person holds a power of attorney to act on behalf of any Company Entity.
4.26   Parent Common Stock.   No Company Entity owns beneficially or of record any shares of Parent Common Stock or any securities convertible into, exchangeable for or carrying the right to acquire, any shares of Parent Common Stock. To the Knowledge of the Company, no Company Stockholder owns beneficially or of record any shares of Parent Common Stock or any securities convertible into, exchangeable for or carrying the right to acquire, any shares of Parent Common Stock.
4.27   No Other Representations or Warranties.   EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV OF THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE COMPANY DISCLOSURE SCHEDULE) AND ANY ANCILLARY

AGREEMENT, THE COMPANY DOES NOT MAKE ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, WITH RESPECT TO THE COMPANY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO.
4.28   No Reliance.   EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE V OF THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE PARENT DISCLOSURE SCHEDULE), THE COMPANY ACKNOWLEDGES THAT NONE OF PARENT OR MERGER SUB, NOR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, STOCKHOLDERS, PARTNERS, MEMBERS OR REPRESENTATIVES, OR ANY OTHER PERSON ON BEHALF OF PARENT OR MERGER SUB, MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO PARENT, MERGER SUB OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ANY OTHER INFORMATION PROVIDED TO THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, INFRINGEMENT, FITNESS FOR A PARTICULAR PURPOSE, OR ANY WARRANTY WITH RESPECT TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION. THE COMPANY ACKNOWLEDGES THAT IT IS NOT RELYING NOR HAS IT RELIED ON ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES EXCEPT FOR THOSE EXPRESSLY MADE BY PARENT AND MERGER SUB IN ARTICLE V OF THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE PARENT DISCLOSURE SCHEDULE), THAT ONLY THOSE REPRESENTATIONS OR WARRANTIES IN ARTICLE V OF THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE PARENT DISCLOSURE SCHEDULE) SHALL HAVE ANY LEGAL EFFECT, AND THAT THE COMPANY EXPRESSLY DISCLAIMS RELIANCE ON ANY OMISSIONS FROM PARENT’S AND MERGER SUB’S REPRESENTATIONS AND WARRANTIES IN ARTICLE V OF THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE PARENT DISCLOSURE SCHEDULE). WITHOUT LIMITING THE FOREGOING, NEITHER PARENT NOR ANY OTHER PERSON WILL HAVE OR BE SUBJECT TO ANY LIABILITY TO THE COMPANY OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES, OR THE COMPANY’S OR ANY OF ITS AFFILIATES’ OR REPRESENTATIVES’ USE OF ANY SUCH INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS OR OTHERWISE IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSIONS WITH RESPECT TO ANY OF THE FOREGOING INFORMATION. THE PROVISIONS OF THIS SECTION 4.28 SHALL NOT, AND SHALL NOT BE DEEMED OR CONSTRUED TO, WAIVE OR RELEASE ANY CLAIMS FOR FRAUD.
ARTICLE V
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB
Except as disclosed (i) in the Parent SEC Documents furnished or filed, and publicly available not later than one (1) Business Day prior to the date of this Agreement, and (ii) in the Parent Disclosure Schedule, each of Parent and Merger Sub represents and warrants to the Company as follows:
5.01   Organization and Qualifications; Subsidiaries.   Each of Parent and Merger Sub (a) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and (b) has all requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as currently conducted. Neither of Parent and Merger Sub (i) owns any capital stock of, or any equity interests of any nature in, any other Person (other than Parent’s ownership of Merger Sub), (ii) has at any time been a general partner of any general or limited partnership and (iii) has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Person.

5.02   Organizational Documents.   True and complete copies of the Organizational Documents of Parent and Merger Sub, as amended to date, have been made available to the Company. Neither Parent nor Merger Sub is in violation of any of the provisions of such Organizational Documents, including all amendments thereto, except where such violation would not reasonably be expected to be material to Parent.
5.03   Due Authorization.
(a)   Parent has all requisite corporate power and authority to execute, deliver, enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and, subject to, in the case of the consummation of the Merger, adoption of this Agreement and the transactions contemplated hereby by the affirmative vote or consent of the Parent Stockholder Approval, to consummate the transactions contemplated hereby.
(b)   The execution, delivery and performance by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which Parent or Merger Sub is a party and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement, any Ancillary Agreements to which it is a party or to consummate the Merger and the other transactions contemplated hereby and thereby. The Parent Stockholder Approval is the only vote or consent of the holders of any class or series of Parent’s capital stock required to approve and adopt this Agreement and the Ancillary Agreements and approve the Merger and consummate the Merger and the other transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Agreement to which Parent or Merger Sub is a party will be, duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by each other party hereto and thereto, constitute, or will constitute, a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their respective terms, except as the enforceability thereof may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting the enforcement of creditor’s rights generally and as limited by the availability of specific performance and other equitable remedies or applicable equitable principles (regardless of whether considered in a proceeding at Law or in equity).
(c)   The Parent Board and the board of directors of Merger Sub, by written resolutions adopted by unanimous vote and not subsequently rescinded or modified in any way adverse to the Company, has, as of the date hereof, (i) determined that this Agreement, the Ancillary Agreements and the Transactions, including the Merger and the issuance of Parent Common Stock as Merger Consideration, are in the best interests of the Parent Stockholders, (ii) approved and declared advisable the “agreement of merger” (as such term is used in Section 251 of the DGCL) contained in this Agreement and the Transactions, including the Merger and the issuance of Parent Common Stock as Merger Consideration, in accordance with the DGCL, (iii) directed that the “agreement of merger” contained in this Agreement, including the issuance of Parent Common Stock as Merger Consideration, be submitted to the Parent Stockholders for adoption, and (iv) resolved to recommend that the Parent Stockholders adopt the “agreement of merger” contained in this Agreement, including the issuance of Parent Common Stock as Merger Consideration.
(d)   The Parent Stockholder Approval is the only vote of the holders of any class or series of capital stock of Parent necessary to approve the transactions contemplated by this Agreement.
5.04   No Conflict; Consents.
(a)   Except as set forth in Schedule 5.04(a) of the Parent Disclosure Schedule, assuming the Parent Stockholder Approval remains valid and binding and the effectiveness of the Parent Charter Amendments, the execution, delivery, and performance by Parent and Merger Sub of this Agreement, and any Ancillary Agreement to which Parent or Merger Sub is a party, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby, including the Merger, do not and will not, with or without the giving of notice or the lapse of time, or both: (i) contravene, conflict with or result in a violation or breach of, or default under, any Organizational Document of Parent or Merger Sub or any resolution adopted by the stockholders or equityholders, the board of directors

(or similar governing body) or any committee of the board of directors (or similar governing body) thereof; (ii) contravene, conflict with or result in a violation or breach of any provision of applicable Law, Permit or Governmental Order applicable to Parent or Merger Sub, or give any Governmental Authority or other Person the right to challenge the Merger or any of the Transactions or to exercise any remedy or obtain any relief under any applicable Law or Governmental Order to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject; (iii) subject to any filings, notices or consents referenced in the following clause, contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate or modify, any authorization of any Governmental Authority that is held by Parent or Merger Sub or that otherwise relates to the Business of Parent or Merger Sub or to any of the assets owned or used by Parent or Merger Sub; (iv) require the consent or notice by any Person under, contravene, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or give rise to a right of termination, cancellation, modification, acceleration or amendment under, any Parent Material Contract, or any Permit to which Parent or Merger Sub is a party or (v) result in the creation or imposition of any Lien other than Permitted Liens on any properties or assets of Parent or Merger Sub, except, with respect to the foregoing clauses (ii), (iii), (iv) and (v), as would not reasonably be expected to be material to Parent and would not reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the Transactions.
(b)   Except as set forth in Schedule 5.04(b) of the Parent Disclosure Schedule, no consent, approval, Permit or authorization of, or exemption by, or filing with or notice to, any Governmental Authority is required to be obtained or made by Parent or Merger Sub in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement and the Ancillary Agreements to which Parent or Merger Sub is a party and the consummation of the transactions or the taking by Parent or Merger Sub of any other action contemplated hereby or thereby, except for the effectiveness of the filing of the Certificate of Merger with the Secretary of State of Delaware, the effectiveness of the Parent Charter Amendments, the filing of a Registration Statement and Information Statement with the SEC, the effectiveness of the Registration Statement and such filings as may be required under the Securities Act and the Exchange Act.
5.05   Capitalization.   As of the Business Day immediately prior to the date of this Agreement:
(a)   The authorized capital stock of Parent consists of 121,000,000 shares of capital stock, consisting of (i) 110,000,000 shares of Parent Common Stock and (ii) 11,000,000 shares of Parent Preferred Stock, each with a par value of $0.01 per share. As of the date of this Agreement, the issued and outstanding capital stock of Parent consists of 15,408,828 shares of capital stock, consisting of (A) 15,408,828 shares of Parent Common Stock issued and outstanding and (B) no shares of Parent Preferred Stock issued and outstanding. As of the date of this Agreement, there are no unvested shares of Parent capital stock. As of the date of this Agreement, Parent has 1,500,000 warrants outstanding, each warrant entitling the holder thereof to purchase one (1) share of Parent Common Stock at an exercise price of $11.00 per share. All of the issued and outstanding Parent Common Stock, Parent Preferred Stock and warrants (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Securities Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract. As of the date of this Agreement, there are 1,359,448 shares of Parent Common Stock subject to issuance and/or delivery pursuant to Parent RSU Awards granted and outstanding under the Parent Equity Plan and no options to purchase Parent Common Stock outstanding under the Parent Equity Plan. Schedule 5.05(a) of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, a list of all holders of outstanding Parent RSU Awards, including the number of shares of Parent Common Stock subject to each such Parent RSU Award, the grant date and the vesting schedule of such Parent RSU Award. Each Parent RSU Award was granted in accordance with the Parent Equity Plan. Parent has provided or made available to the Company (or the Company’s representatives) a true and complete copy of the Parent Equity Plan.
(b)   Except as set forth in the Parent SEC Documents, as of the date of this Agreement there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for Parent Common Stock or the equity interests of Parent, or any other Contracts to which Parent is a party or by which Parent is bound obligating Parent to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Parent and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Parent. As of the date of this Agreement, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any securities or equity interests of Parent. Except as set forth in the Parent SEC Documents, there are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Parent Stockholders may vote. Except as set described in the Parent SEC Documents, as of the date of this Agreement Parent is not party to any shareholders agreement, voting agreement or registration rights agreement relating to its equity interests, and there is no Contract restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Parent Common Stock.
(c)   As of the date of this Agreement, Parent is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding shares of capital stock or equity interests of Merger Sub free and clear of any Liens other than Permitted Liens.
(d)   All of the issued and outstanding capital stock of Merger Sub have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and is, and at the Effective Time will be, owned by Parent. Merger Sub was incorporated solely for the purpose of entering into the transactions contemplated by this Agreement and, since the date of its incorporation, has not carried on any business, other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.
(e)   All distributions, dividends, repurchases and redemptions in respect of the capital stock (or other equity interests) of Parent were undertaken in compliance with the Parent Organizational Documents then in effect, any agreement to which Parent then was a party and in compliance with applicable Law.
(f)   The shares of Parent Common Stock to be issued pursuant to this Agreement, assuming that the Parent Stockholder Approval remains valid and binding, will, upon issuance, be duly authorized, validly issued, fully paid and non-assessable.
5.06   Undisclosed Liabilities.   Parent has no Liabilities that would be required to be set forth or reserved for on a balance sheet of Parent (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for Liabilities (a) reflected or reserved for on the financial statements of Parent or disclosed in the notes thereto, (b) that have arisen since June 30, 2022 in the ordinary course of the operation of business of Parent, (c) disclosed in the Parent Disclosure Schedule, (d) arising under this Agreement and/or the performance by Parent of its obligations hereunder or (e) that would not, individually or in the aggregate, reasonably be expected to be material to Parent.
5.07   Litigation and Proceedings.   As of the date hereof, there are no pending or, to the Knowledge of Parent, threatened, Actions and, to the Knowledge of Parent, there are no pending or threatened investigations, in each case, against Parent or Merger Sub, or otherwise affecting Parent or Merger Sub or their assets, including any condemnation or similar proceedings (or, to the Knowledge of Parent, against any of the officers or directors of Parent or Merger Sub related to their business duties, which interfere with their business duties, or as to which Parent or Merger Sub has any indemnification obligations), in each case which would reasonably be expected to result in any material Liabilities. Neither Parent nor Merger Sub or any property, asset or business of Parent or Merger Sub is subject to any Governmental Order, or, to the Knowledge of Parent, any continuing investigation by, any Governmental Authority, in each case that challenges or seeks to prevent, enjoin or otherwise delay the Transactions, at Law, in equity or otherwise. There is no unsatisfied judgment or any open injunction binding upon the Parent or Merger Sub.
5.08   Compliance with Laws.
(a)   Each of Parent and Merger Sub is now, and, in the case of Parent, for the past three (3) years and, in the case of Merger Sub, since its inception, has been, in compliance in all respects with all Laws applicable to it and the Business of Parent, except for such non-compliance that has not and would not reasonably be expected to result in Liabilities that are material to the Parent and Merger Sub, taken as a whole.
(b)   Neither Parent nor Merger Sub, nor, to the Knowledge of Parent, any officer, director, manager, employee, agent, representative or sales intermediary of Parent or Merger Sub, in each case, acting on behalf of Parent or Merger Sub, has, in the case of Parent, in the past three (3) year and, in the case of Merger Sub, since its inception, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of any applicable Anti-Corruption Law, (ii) paid, accepted, or received any unlawful contributions, payments, or expenditures, (iii) taken any other action in material violation of any applicable Anti-Corruption Law or Trade Law, (iv) been the subject of any investigation, inquiry, litigation, audit, review, or administrative or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under any Anti-Corruption Law or Trade Law, or (v) conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law or Trade Law. Parent has instituted and maintains policies and procedures reasonably designed to promote and achieve compliance with applicable Anti-Corruption Law and Trade Law.
5.09   Parent Intellectual Property
(a)   Schedule 5.09(a) of the Parent Disclosure Schedule lists all the Parent IP Registrations as of the date hereof, indicating as to each item,as applicable: (a) the owner; (b) the jurisdictions in which such item is issued or registered or in which any application for issuance or registration has been filed, (c)the respective issuance, registration, or application number of the item, and (d) the dates of application, issuance or registration of the item. All filings and fees required to maintain the material Parent IP Registrations that have or will come due prior to the Closing Date, as the case may be, have been or will be timely filed with or paid to, respectively, the relevant Governmental Authorities and authorized registrars, and to the Knowledge of Parent, all Parent IP Registrations are otherwise in good standing.
(b)   Except as set forth in Schedule 5.09(b) of the Parent Disclosure Schedule, Parent is the sole and exclusive owner of all right, title and interest in and to the material Parent Intellectual Property, and to the Knowledge of Parent, has the right to use all other material Intellectual Property, including all Parent Exclusively Licensed IP, used in the conduct of the Business of Parent, in each case, free and clear of Liens other than Permitted Liens. Without limiting the generality of the foregoing, Parent has entered into written agreements with every current and former employee who has created material Intellectual Property for Parent, and with every current and former independent contractor who has created material Intellectual Property for Parent (each such employee and independent contractor, a “Parent Author”), whereby such Parent Authors assign to Parent any and all ownership interest and right they may have in such Intellectual Property. Parent is not using Intellectual Property created by a Parent Author prior to, or outside the scope of, their employment or engagement by Parent, and which has not been assigned to Parent.
(c)   Parent’s rights in the Parent Intellectual Property and Parent Exclusively Licensed IP are subsisting and, to the Knowledge of Parent, Parent’s rights in the Parent IP Registrations, other than pending applications, are valid and enforceable. Parent has taken commercially reasonable steps to maintain the Parent Intellectual Property and its rights in the Parent Exclusively Licensed IP and to protect and preserve the confidentiality of all trade secrets included in the Parent Intellectual Property.
(d)   The conduct of the Business of Parent, and the products, processes and services of Parent, have not infringed, misappropriated or otherwise violated, and do not infringe, misappropriate or otherwise violate the Intellectual Property of any Person in any material respect. To the Knowledge of Parent, no Person has infringed, misappropriated, or otherwise violated, or is currently infringing, misappropriating or otherwise violating, any Parent Intellectual Property or any Parent Exclusively Licensed IP in any material respect.

(e)   Except as set forth in Schedule 5.09(e) of the Parent Disclosure Schedule, no material computer software owned, purported to be owned, or developed by or for Parent for use in the Business of Parent uses or incorporates any software subject to open source, “copyleft” or similar licensing terms,including the GNU General Public License, where such use or incorporation would (i) dedicate to the public domain such software, or (ii) otherwise require the free licensure of such software or public disclosure of the source code of such software to other Persons.
(f)   Except as set forth in Schedule 5.09(f) of the Parent Disclosure Schedule, there are no Actions (including any oppositions, interferences or re-examinations) settled within the last three (3) years, pending or, to the Knowledge of Parent, threatened in writing: (i) alleging any infringement,misappropriation or violation of the Intellectual Property of any Person by Parent; (ii) challenging the validity, enforceability, registrability or ownership of any Parent Intellectual Property or Parent’s rights with respect to any Parent Intellectual Property, other than ordinary-course prosecution of Parent IP Registrations; (iii) to the Knowledge of the Parent, challenging the validity, enforceability or registration Parent Exclusively Licensed IP; or (iv) by Parent alleging any infringement, misappropriation, dilution or violation by any Person of the Parent Intellectual Property or the Parent Exclusively Licensed IP. To the Knowledge of Parent, Parent is not subject to any Governmental Order that does or would restrict or impair the use of any Parent Intellectual Property or any Parent Exclusively Licensed IP.
(g)   (i) No resources or funding, grants, facilities or services of a university, college, other educational institution, Governmental Authority or research center was used for, or funding from third parties was used for the primary purpose of, developing any Parent Intellectual Property, (ii) no such entity has asserted any ownership interest or other right in any Parent Intellectual Property and (iii) to the Knowledge of Parent, no such entity has any basis to assert any ownership interest or other right in any Parent Intellectual Property.
5.10   Parent Software and IT.
(a)   Parent’s Systems are sufficient in all material respects for the current needs of the Business of Parent. In all material respects, Parent’s Systems are in sufficiently good working condition to perform all information technology operations and include sufficient licensed capacity (whether in terms of authorized sites, units, users, seats or otherwise) for all material software, in each case as necessary for the conduct of the Business of Parent.
(b)   To the Knowledge of Parent, there has been no unauthorized access, use, intrusion or breach of security, or material failure, breakdown, performance reduction or other adverse event affecting any of Parent’s Systems, that has caused or would reasonably be expected to cause any: (i) substantial disruption of or interruption in the conduct of the Business of Parent; (ii) substantial loss, destruction, damage or harm of Parent or any of the Business of Parent or operations, personnel, property or other assets; or (iii) material liability of any kind to Parent or the Business of Parent. Parent has taken commercially reasonable actions to protect the integrity and security of Parent’s Systems and the data and other information stored thereon.
(c)   Parent maintains (i) commercially reasonable back-up and data recovery, disaster recovery and business continuity plans, procedures and facilities, and act in material compliance therewith and (ii) commercially reasonable policies and procedures to protect the confidentiality, integrity and security of Personal Data and Personal Information and other data in its possession, custody or control against unauthorized access, use, modification, disclosure or other misuse.
5.11   Parent Material Contracts; No Defaults.
(a)   Schedule 5.11(a) of the Parent Disclosure Schedule sets forth a complete and accurate list of all of the following Contracts to which Parent is a party or by which it is bound, as of the date hereof (such Contracts, together with all Contracts concerning the Parent Leased Real Property disclosed in Schedule 5.16(b) of the Parent Disclosure Schedule and all Contracts falling into the following categories and entered into by a Company Entity after the date hereof in accordance with Section 6.02, being “Parent Material Contracts”):

A.   Contracts for the sale or purchase of any of products or services of Parent which provides for payments by or to Parent in excess of $250,000 during calendar year 2021 or that are expected to involve more than such amount in calendar year 2022 (other than purchase orders entered into or issued in the ordinary course of business);
B.   Contracts that: (A) grant to any Person any most-favored nations, priority, or exclusive rights to purchase, market, sell or deliver any of such products or services (other than in the ordinary course of business); (B) contain a material right of first refusal, first offer or first negotiation or any similar right with respect to an asset owned by Parent; (C) provide for a “sole source” or similar relationship or contain any provision that requires the purchase of all or a material portion of Parent’s requirements from any third party; or (D) any Contract that, following the Closing would grant, contain or provide, or purport to grant, contain or provide, any of the foregoing rights in respect of any Company Entity;
C.   Contracts for joint ventures, strategic alliances, partnerships or involving sharing of profits or revenue, other than agreements providing for the payment of commissions in the ordinary course of business;
D.   Contracts containing covenants that limit or restrict the right or ability of Parent (or following the Closing would limit or restrict, or purport to limit or restrict, any Company Entity) to engage in any line of business or compete with, or provide any service to, any other Person in any geographical area;
E.   (A) Contracts granting to any Person a material license or other right under any Parent Intellectual Property, other than non-exclusive licenses granted to customers, resellers, and referral or affiliate partners in the ordinary course of business and Standard IP Contracts, (B) Contracts granting to Parent any license or other right under any Intellectual Property of any Person, other than nonexclusive, commercially available “browse-wrap” or similar software licenses, and Standard IP Contracts and (C) Contracts providing for the development (including co-development or joint development) or acquisition of any Intellectual Property other than employee agreements based on and without material deviations from Parent’s standard form of agreements (which forms have been made available to the Company);
F.   Contracts, including any stock option plan, stock appreciation right plan, restricted stock or stock unit plan, stock purchase plan or other equity incentive plan, any of the benefits of which will be accelerated, by the consummation of the Transactions or the value of any of the benefits of which will be calculated on the basis of any of the Transactions (either alone or in connection with a previous or subsequent termination of employment or service in combination therewith);
G.   Contracts containing any standstill or similar provisions that limit or restrict the ability of a Person to acquire any securities or assets of Parent;
H.   Contracts relating to the acquisition or disposition by Parent (by merger, purchase of stock or assets or otherwise) of any line of business or a material amount of stock or assets (other than Contracts to purchase inventory in bulk in the ordinary course of business) or under which any Liabilities, including any remaining “earn out” or other contingent payment or consideration, remain outstanding;
I.   Contracts evidencing Indebtedness;
J.   any Contract under which Parent has advanced or loaned any amount to any of its managers, directors or executive officers and such advance or loan remains outstanding;
K.   any Contract between Parent, on the one hand, and any of their respective directors or executive officers, on the other hand (other than the Parent Employee Agreements and indemnification agreements that have been made available to the Company);
L.   all Parent Employee Agreements which are not cancellable without material penalty or without more than thirty (30) days’ notice or such other notice as mandated by Applicable Law

(other than offer letters that do not deviate in any material respect from the standard offer letter provided to the Company);
M.   collective bargaining or similar labor agreements;
N.   any Contract with a Governmental Authority;
O.   any Contract under which Parent is obligated to make any capital commitment or expenditure in excess of $150,000 individually or $500,000 in the aggregate, during any twelve (12)-month period; and
P.   any settlement, conciliation or similar Contract arising out of a Legal Proceeding or threatened Legal Proceeding: (A) that materially restricts or imposes any material obligation on Parent or materially disrupts the business of Parent as currently conducted; or (B) that would require Parent to pay consideration valued at more than $500,000 in the aggregate following the date of this Agreement.
(b)   Except as set forth in Schedule 5.11(b) of the Parent Disclosure Schedule and except as would not reasonably be expected to be, individually or in the aggregate, material to Parent, each Parent Material Contract is valid, binding and enforceable on Parent in accordance with its terms, assuming the validity and enforceability of such agreement against the counterparties and except as such enforceability may be limited by applicable insolvency, bankruptcy, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to or affecting creditors’ rights generally and applicable equitable principles(whether considered in a proceeding at Law or in equity). Except as would not reasonably be expected to be, individually or in the aggregate, material to the Parent, neither Parent nor, to the Knowledge of Parent, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) any Parent Material Contract. To the Knowledge of Parent, except as would not reasonably be expected to be, individually or in the aggregate, material to Parent, no event or circumstance has occurred that, with notice or lapse of time or both, would reasonably be expected to: (i) constitute a breach or event of default under any Parent Material Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Parent Material Contract; (iii) give any Person the right to receive or require a penalty under any Parent Material Contract; (iv) give any Person the right to accelerate the maturity or performance of any Parent Material Contract or cause other changes of any right or obligation or the loss of any material benefit thereunder; or (v) give any Person the right to cancel, terminate or modify any Parent Material Contract. Complete and correct copies of each Parent Material Contract (including all modifications, amendments and supplements thereto) have been made available to the Company.
5.12   Employee and Labor Matters; Benefit Plans.
(a)   Parent is not and has not been a party to, subject to, or under any obligation to bargain for, any Parent Collective Bargaining Agreement, and there are no labor organizations representing, purporting to represent or, to the Knowledge of Parent, seeking to represent any employee or Parent Contract Worker or any of its Subsidiaries. There are no organizing, election, certification petitions, campaigns, or other activities pending or, to the Knowledge of Parent, threatened by or on behalf of any Union with respect to any Parent Associate. No Union holds bargaining rights with respect to any Parent Associate by way of certification, interim certification, voluntary recognition or succession rights, or has applied or, to the Knowledge of Parent, threatened to apply to be certified as the bargaining agent of any Parent Associate. Parent has not agreed to recognize any Union, nor has any Union been certified as the exclusive bargaining representative of any Parent Associate. Parent is not and has not been the subject of a slowdown, strike, picketing, boycott, group work stoppage, labor dispute, attempt to organize or Union organizing activity, or any similar activity or dispute, affecting Parent or any of its employees.
(b)   Except as would not have a material and adverse effect on Parent, each Parent Associate that currently renders or has rendered services to Parent that is classified as a Parent Contract Worker or other non-employee status or as an exempt or non-exempt employee, is properly characterized as such for all purposes, including: (i) for purposes of the Fair Labor Standards Act and similar applicable state, local, provincial and foreign Laws governing the payment of wages (including overtime and premium wages); (ii) applicable Tax Laws; and (iii) unemployment insurance and worker’s compensation obligations, and Parent has properly classified and treated each such individual in accordance with applicable laws and for purposes of all applicable Parent Benefit Plans and perquisites. No Parent Contract Worker is eligible to participate in any Parent Benefit Plan.
(c)   Except as would not have a material and adverse effect on Parent, to the Knowledge of Parent, no Person has claimed or has reason to claim that any Parent Associate or other individual affiliated or associated with Parent: (i) is in violation of any term of any employment Contract, patent disclosure agreement, noncompetition agreement, non-solicitation agreement, nondisclosure agreement, any other restrictive covenant with such Person; (ii) has disclosed or utilized any trade secret or proprietary information or documentation of such Person; or (iii) has interfered in the employment relationship between such Person and any of its present or former employees. Except as would not have a material and adverse effect on Parent, to the Knowledge of Parent, no Parent Associate has used or proposed to use any trade secret, information or documentation confidential or proprietary to any former employer or other Person for whom such individual performed services or violated any confidential relationship with any Person in connection with the development, marketing or sale of any product or proposed product, or the development or sale of any service or proposed service, of Parent.
(d)   Parent is, and for the last three (3) years has been, in compliance in all material respects with all applicable laws respecting labor and employment, including hiring practices, employment practices, terms and conditions of employment, wages, hours or other labor-related matters, including applicable laws relating to discrimination, equal pay, wages and hours, overtime, business expense reimbursements, labor relations, leaves of absence, paid sick leave laws, work breaks, classification of employees (including exempt and independent contractor status), occupational health and safety, immigration, privacy, fair credit reporting, harassment, retaliation, disability rights and benefits, reasonable accommodation, equal employment, fair employment practices, immigration, wrongful discharge or violation of personal rights including the WARN Act. Since January 1, 2021, Parent has not effectuated a “plant closing” or “mass layoff” as those terms are used in the WARN Act and similar laws or has become subject to any obligation under any applicable Law or otherwise to notify or consult with, prior to or after the Effective Time, any Governmental Authority or other Person with respect to the impact of the contemplated transactions. Parent has properly accrued in the ordinary course of business and in accordance with GAAP, and has timely made all payments for, all wages, overtime, salaries, commissions, bonuses, fees and other compensation, together with any related Taxes and any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, worker’s compensation, social security or other benefits or obligations (other than routine payments to be made in the ordinary course of business), for any services performed, directly or indirectly, for Parent.
(e)   Parent is, and since April 1, 2020, has been, in compliance in all material respects with applicable laws regarding COVID-19 health and safety protocols. Parent has also used commercially reasonable efforts to adhere to applicable guidance from applicable Governmental Authorities such as the U.S. Centers for Disease Control and Prevention and the federal Occupational Safety and Health Administration relating to COVID-19.
(f)   Neither Parent nor any of its directors or officers, nor any management level employees, is under administrative, civil or criminal (i) indictment or audit or (ii) to the Knowledge of Parent, investigation, in each case by any Governmental Authority relating to labor or employment matters at Parent that reasonably would be expected to result in a notice of material violation, material finding of reasonable cause, or similar material adverse finding.
(g)   Schedule 5.12(g) of the Parent Disclosure Schedule contains an accurate and complete list, as of the date of this Agreement, of each material Parent Benefit Plan and each material Parent Employee Agreement. Parent does not intend, and has not committed, to establish or enter into any new arrangement that would constitute a Parent Benefit Plan or Parent Employee Agreement, or to materially modify any Parent Benefit Plan or Parent Employee Agreement (except to conform any such Parent Benefit Plan or Parent Employee Agreement to the requirements of any applicable laws, in each case as previously disclosed to the Company in writing or as required by this Agreement). Parent has made available to the Company, in each case, to the extent applicable: (i) accurate and complete copies of all documents setting forth the terms of each material Parent Benefit Plan and each material Parent Employee Agreement, including all amendments thereto and all related trust documents; (ii) the most recent summary plan description, together with summaries of the material modifications thereto, if any, required under ERISA with respect to each material Parent Benefit Plan; (iii) all trust agreements, insurance contracts and funding agreements, including all amendments thereto; (iv) all discrimination and compliance tests required under the Code for the most recent plan year; (v) the most recent IRS determination or opinion letter issued with respect to each Parent Benefit Plan intended to be qualified under Section 401(a) of the Code; and (vi) all material, non-routine filings, notices, correspondence or other communications relating to any Parent Benefit Plan that was submitted to or received from the IRS, the Pension Benefit Guaranty Corporation, the DOL, the SEC, or any other Governmental Authority since January 1, 2020.
(h)   Each Parent Benefit Plan has been established, maintained and operated in all material respects in accordance with its terms and in compliance in all material respects with all applicable Laws, including ERISA and the Code. Any Parent Benefit Plan intended to be qualified under Section 401(a) of the Code and each trust intended to be qualified under Section 501(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code and, to the Knowledge of Parent, nothing has occurred since the date of the most recent determination that would reasonably be expected to adversely affect such qualification. Each other Parent Benefit Plan intended to be tax qualified under applicable laws is so tax qualified, and no event has occurred and no circumstance or condition exists that would reasonably be expected to result in the disqualification of any such Parent Benefit Plan. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Parent Benefit Plan. Each Parent Benefit Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material Liability to the Company Entities, Parent or any Company ERISA Affiliates or any Parent ERISA Affiliates (other than ordinary administration expenses). There is no audit, inquiry or Legal Proceeding pending or, to the Knowledge of Parent, threatened or reasonably anticipated by the IRS, DOL, PBGC or any other Person with respect to any Parent Benefit Plan. Neither Parent nor any Parent ERISA Affiliate has ever incurred any material penalty or Tax with respect to any Parent Benefit Plan under Section 502(i) of ERISA or Sections 4975 through 4980H of the Code or any material penalty or Tax under applicable Laws. Parent and the Parent ERISA Affiliates have timely made all contributions and other payments required by and due under the terms of each Parent Benefit Plan, except as would not result in material Liability and, to the extent not yet due, such contributions and other payments have been adequately accrued in accordance with GAAP in the consolidated financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents. Neither Parent nor any Parent ERISA Affiliate sponsors, maintains, participates in, or contributes to, or has an obligation to contribute to or has any Liability with respect to any Parent Foreign Plan.
(i)   Neither Parent nor any Parent ERISA Affiliate has ever, maintained, established, sponsored, participated in, or contributed to, or been obligated to contribute to or has any Liability in respect of, any: (i) “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA that is subject to Title IV of ERISA or Section 412 of the Code; (ii) “multiemployer plan” within the meaning of Section (3)(37) of ERISA; (iii) plan described in Section 413 of the Code; or (iv) a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code. No material Liability under Title IV or Section 302 of ERISA (other than any Liability for premiums due to the PBGC (which premiums have been paid when due)) has been incurred by Parent or any Parent ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Parent or any Parent ERISA Affiliate of incurring any such Liability. No Parent Benefit Plan subject to ERISA holds stock issued by Parent or any of its current Parent ERISA Affiliates as a plan asset.
(j)   No Parent Benefit Plan or Parent Employee Agreement provides (except at no cost to Parent), or reflects or represents any Liability of Parent to provide, post-termination or retiree life insurance, post-termination or retiree health benefits or other post-termination or retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Laws at the recipient’s sole premium expense. No Parent Benefit Plan provides or reflects or represents any liability of Parent to provide, life insurance, health benefits or other welfare benefits to any member of the Parent Board for any reason,unless such director is also an employee of Parent.
(k)   Except as set forth in Schedule 5.12(k) of the Parent Disclosure Schedule, and except as expressly required or provided by this Agreement, neither the execution of this Agreement nor the consummation of the contemplated transactions will (either alone or in combination with another event, whether contingent or otherwise): (i) result in any payment (whether of bonus, change in control, retention, severance pay or otherwise), acceleration, forgiveness of Indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Parent Associate; or (ii) create any limitation or restriction on the right of Parent or any of its Subsidiaries to merge, amend or terminate any Parent Benefit Plan or Parent Employee Agreement. Without limiting the generality of the foregoing, except as set forth on Schedule 5.12(k) of the Parent Disclosure Schedule, no amount payable to any Parent Associate as a result of the execution and delivery of this Agreement or the consummation of any of the contemplated transactions (either alone or in combination with any other event) would be an “excess parachute payment” within the meaning of Section 280G or would be nondeductible under Section 280G of the Code. Parent does not have any obligation to compensate any Parent Associate for any Taxes incurred by such Parent Associate under Section 4999 of the Code.
(l)   Each Parent Benefit Plan, Parent Employee Agreement or other Contract between Parent and any Parent Associate that is subject to U.S. law has been maintained and operated in documentary and operational compliance with Section 409A of the Code or an available exemption therefrom. Parent is not a party to nor has any liability under any Parent Benefit Plan, Parent Employee Agreement or other Contract to compensate any person for excise Taxes payable pursuant to Section 4999 of the Code or for Taxes payable pursuant to Section 409A or 457A of the Code.
5.13   Taxes.
(a)   All income and other material Tax Returns required by Law to be filed by Parent have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings). Such Tax Returns are, or will be, true, complete and correct in all material respects.
(b)   All material amounts of Taxes shown due on any Tax Returns of Parent and all other material amounts of Taxes owed by Parent have been timely paid.
(c)   Parent has (i) withheld all material amounts of Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, shareholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Governmental Authority.
(d)   Parent has collected all material sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authorities, or has been furnished properly completed exemption certificates.
(e)   Parent is not currently engaged in any material audit, administrative or judicial proceeding with a Governmental Authority with respect to Taxes. Parent has not received any written notice from a taxing authority of a proposed deficiency of a material amount of Taxes, other than any such deficiencies that have since been resolved. No written claim has been made by any Governmental Authority in a jurisdiction where Parent does not file a Tax Return that such entity is or may be subject to Taxes by that jurisdiction in respect of Taxes that would be the subject of such Tax Return, which claim has not been resolved. There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes of Parent, and no written request for any such waiver or extension is currently pending.
(f)   Parent has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax- free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) in the prior two years.
(g)   Parent has not been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(h)   Parent will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date and made prior to the Closing; (B) ruling by, or written agreement with, a Governmental Authority (including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Tax Law) issue or executed prior to the Closing; (C) installment sale or open transaction disposition made prior to the Closing; (D) prepaid amount received prior to the Closing; (E) intercompany transaction or excess loss accounts described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) that existed prior to the Closing; or (F) Section 965 of the Code.
(i)   Parent has not been a member of an affiliated, combined, consolidated or unitary Tax group for Tax purposes (other than a group of which the common parent is the Parent). Parent does not have any liability for the Taxes of any Person (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), or (ii) as a transferee or successor.
(j)   Parent is not party to, or bound by, or have any obligation to, any Governmental Authority or other Person under any Tax allocation, Tax sharing or Tax indemnification agreements (except, in each case, for any such agreements that are commercial contracts entered into in the ordinary course of business not primarily relating to Taxes).
(k)   Parent does not have deferred any payroll Taxes pursuant to the CARES Act or are the beneficiaries of any other COVID-19 related tax deferral relief of state and local Governmental Authorities.
(l)   Parent has not incurred any loan, directly or indirectly, pursuant to the Paycheck Protection Program, established by the CARES Act, as amended or supplemented from time to time by interim rules, policy statements, FAQs or otherwise.
(m)   Parent is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a tax-free “reorganization” within the meaning of Section 368 of the Code.
5.14   Insurance.   Schedule 5.14 of the Parent Disclosure Schedule contains a complete and correct list of all policies and contracts currently in effect for insurance of which Parent is the owner, insured or beneficiary or which has been bound by Parent to cover any of the assets of Parent as of the date hereof (the “Parent Insurance Policies”). All premiums due and payable with respect to such Parent Insurance Policies have been timely paid. All Parent Insurance Policies are in full force and effect and Parent is not currently in receipt of any notice of cancellation or non-renewal thereunder. Except as set forth in Schedule 5.14 of the Parent Disclosure Schedule, there are no outstanding claims under the Parent Insurance Policies (other than ordinary course workers’ compensation claims).
5.15   Brokers’ Fees.   No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by Parent or Merger Sub or any of their respective Affiliates, other than The Benchmark Company, LLC.
5.16   Real Property; Assets.
(a)   Neither Parent nor Merger Sub owns any real property. Neither the Parent nor Merger Sub is a party to any agreement or option to purchase any real property or material interest therein.
(b)   Schedule 5.16(b) of the Parent Disclosure Schedule contains a true, correct and complete list of all Parent Leased Real Property including (i) the street address; (ii) the landlord, the rental amount currently being paid, and the expiration of the term; and (iii) the current use of such property. Parent has made available to the Company true, correct and complete copies of the leases, subleases, licenses and occupancy agreements (including all modifications, amendments, supplements, guaranties, extensions, renewals, waivers, side letters and other agreements relating thereto) for the Parent Leased Real Property to which Parent is a party.

(c)   Parent has not subleased or otherwise granted any Person the right to use or occupy any Parent Leased Real Property which is still in effect. Parent has not collaterally assigned or granted any other security interest in the Parent Leased Real Property or any interest therein which is still in effect. Parent has a good and valid leasehold title to each Parent Leased Real Property subject only to Permitted Liens. Except as would not reasonably be expected to be material to Parent, Parent has not made any alterations, additions or improvements to the Parent Leased Real Property that are required to be removed at the termination of the applicable lease term.
(d)   Except for Permitted Liens and licenses of Intellectual Property and software, Parent has good and valid title to the assets of Parent.
5.17   Environmental Matters.   Except as set forth in Schedule 5.17 of the Parent Disclosure Schedule, and except as would not reasonably be expected to be, individually or in the aggregate, material to Parent:
(a)   Parent is and, during the last three (3) years, has been in compliance with all Environmental Laws and has not received any: (i) written notice or claim in respect of Environmental Laws or violation thereof or non-compliance therewith; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved;
(b)   Parent is not subject to any current Governmental Order relating to any non-compliance with Environmental Laws by Parent or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials;
(c)   no Action is pending or, to the Knowledge of Parent, threatened and, to the Knowledge of Parent, no investigation is pending or threatened with respect to Parent’s compliance with or liability under Environmental Law; and
(d)   Parent has not used any off-site Hazardous Materials treatment, storage, or disposal facilities or locations.
5.18   Absence of Changes.
(a)   Since June 30, 2022, there has not been any Parent Material Adverse Effect.
(b)   Since June 30, 2022, through the date of this Agreement (i) Parent has, in all material respects, conducted its business and operated its properties in the ordinary course of business and (ii) there has not been with respect to Parent, any:
A.   other than in connection with the effectiveness of the Parent Charter Amendments, amendment of the Organizational Documents of Parent or Merger Sub;
B.   issuance, sale or other disposition of any equity security or grant of any options, warrants or other rights to purchase or obtain (including upon conversion, exchange or exercise) any equity security of Parent other than the issuance of shares of Parent Common Stock upon the settlement of Parent RSU Awards outstanding on the date of the Interim Balance Sheet Date in accordance with their terms as in effect on the Interim Balance Sheet Date;
C.   declaration or payment of any dividends or distributions on or in respect of any of its capital stock; redemption, purchase or acquisition of its capital stock; or split, combination, recapitalization or reclassification of its capital stock, except pursuant to the forfeiture conditions of Parent RSU Awards or the Tax withholding provisions of or authorizations related to Parent RSU Awards pursuant to their terms as in effect on June 30, 2022;
D.   material change in Parent’s cash management practices and its policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;
E.   material change in any method of accounting or accounting practice of Parent, except as required by GAAP, securities Laws and regulations or PCAOB standards, or as otherwise disclosed in the notes to the financial statements of Parent;

F.   incurrence, assumption or guarantee of any indebtedness for borrowed money by Parent;
G.   except for write-offs required by GAAP, any transfer, assignment, sale or other disposition of any of any tangible or intangible asset shown or reflected in the balance sheet with a value in excess of $100,000 individually or $250,000 in the aggregate, or cancellation of any debts with a value in excess of $50,000 individually or $100,000 in the aggregate;
H.   (A) transfer, assignment or grant of any exclusive license or exclusive sublicense of material rights under or with respect to any the Parent Intellectual Property or (B) abandonment or permitting to lapse any material Parent Intellectual Property, except in the reasonable business judgement of Parent;
I.   capital investment in any other Person in excess of $150,000 individually or $250,000 in the aggregate;
J.   loan to any other Person;
K.   acceleration, termination, material modification to or cancellation of any Parent Material Contract to which Parent is a party or by which it is bound that is not in accordance with the terms of such Parent Material Contract;
L.   entrance into or renewal of any Parent Material Contract, other than any such Contract that is (x) entered into or renewed in the ordinary course of business consistent with past practice and on commercially reasonable terms given then-current market conditions and (y) not otherwise prohibited by another provision of this Section 5.18;
M.   except as required by the terms of a Parent Benefit Plan as in effect on June 30, 2022 or established, adopted, entered into or amended after June 30, 2022 in accordance with clause (B) below, as required to ensure that any Parent Benefit Plan as in effect on June 30, 2022 was not then out of compliance with applicable laws, or as specifically required pursuant to this Agreement, (A) entrance into or amendment of any Parent Collective Bargaining Agreement; (B) establishment, adoption, entrance into, amendment of or termination of any Parent Benefit Plan or Parent Employee Agreement or any plan, practice, agreement, arrangement or policy that would have been a Parent Benefit Plan or Parent Employee Agreement if it was in existence on June 30, 2022 (other than (x) in the ordinary course of business in connection with the annual renewal of Parent Benefit Plans that are group health or welfare plans or (y) entrance into employment agreements that are terminable “at will” without any obligation on the part of Parent or any Affiliate of Parent to make any severance, change in control, incentive compensation or similar payment or provide any benefit in connection with any separation from service or change in control, in the ordinary course of business in connection with the hiring or promotion of any Parent Associate permitted by clause (H)); (C) payment of or making any new commitment to pay, any bonus, cash incentive payment or profit-sharing or similar payment to, or any increase or making of any commitment to increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any Parent Associate other than increases to base salary (and corresponding target bonus opportunity) in connection with promotions and in connection with efforts to retain any Parent Associate with a competing offer, in each case at the level below the level of senior director not exceeding 3% of annual base salary for any individual or 5% in the aggregate; (D) grant, payment or establishment of any severance, separation, change in control, termination, retention or similar compensation or benefits to, or increase in any manner the severance, separation, change in control, termination, retention or similar compensation or benefits of, any Parent Associate other than the entrance into separation agreements, and payments of termination or separation pay pursuant thereto, in the ordinary course of business consistent with past practice in connection with the termination of employment of any Parent Associate permitted pursuant to clause (I); (E) entrance into any trust, annuity or insurance Contract or similar agreement or taking of any other action to fund or in any other way secure the payment of compensation or benefits under any Parent Benefit Plan; (F) taking of any action to accelerate the time of payment or vesting of any compensation, benefits or funding obligations under any Parent Benefit Plan or otherwise; (G) any material determination under any

Parent Benefit Plan that is inconsistent with the ordinary course of business or past practice; (H) hiring of any individual who is a senior director or above or promotion of any Parent Associate to a senior director role or above other than in replacement of a position as of June 30, 2022 that does not receive compensation and/or benefits in excess of the compensation and/or benefits provided to the person who held such position as of June 30, 2022; (I) termination of any Parent Associate who is a senior director or above (other than a termination for “cause” as defined under any Parent Benefit Plan as of the date of this Agreement); (J) effectuation of a “plant closing,” “mass layoff,” or similar action under the WARN Act; or (K) entrance into any new Contract covering any Parent Associate or made any payment to any Parent Associate that, considered individually or collectively with any other such Contracts or payments, will or reasonably would be expected to be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code;
N.   waiver of any restrictive covenant obligations of any employee of Parent;
O.   loan to (or cancellation or forgiveness of any loan to) any Parent Stockholders or Parent Associates, or entry into, or modification or termination of, any transaction, agreement or arrangement with any Parent Stockholders (other than in any Parent Stockholder’s capacity as an employee) or Parent Associates;
P.   adoption of any plan of liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;
Q.   purchase, lease or other acquisition of the right to own, use or lease any property or assets for an amount in excess of $100,000, individually (in the case of a lease, per annum) or $250,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases or leases of inventory, services or supplies in the ordinary course of business;
R.   acquisition by merger or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person or any division thereof other than the acquisition of residuals done in the ordinary course of business;
S.   action by Parent to make, change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return that is inconsistent with past practice and outside the ordinary course of business,
T.   take any action, omit to take any action or enter into any other transaction that, in each case, (i) is outside of the ordinary course of business and inconsistent with the Parent’s past practices and (ii) would reasonably be expected to have the effect of materially increasing the Tax liability of Parent or any Subsidiary in respect of any post-Closing Tax period; or
U.   waiver, release, assignment, settlement or compromise of any Action for an amount not exceeding $500,000 or that otherwise imposes any non-monetary terms and conditions;
V.   binding commitments or agreements to any of the foregoing.
5.19   Permits.
(a)   Parent has all Material Permits that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except as would not reasonably be expected to result in Liabilities that are material to Parent and Merger Sub, taken as a whole. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Material Permit, except as would not reasonably be expected to result in Liabilities that are material to Parent and Merger Sub, taken as a whole. Except as would not reasonably be expected to result in Liabilities that are material to Parent and Merger Sub, taken as a whole, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by Parent, (c) to the Knowledge of Parent, none of such Permits upon its termination or expiration in the ordinary due course will not be renewed or reissued in the ordinary course of business upon terms and conditions substantially similar to its existing terms and conditions, (d) there are no Actions pending or, to the Knowledge of Parent, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit and (e) Parent is in compliance with all Material Permits applicable to Parent.
(b)   Parent has not received notice of or, to the Knowledge of Parent, been subject to or threatened with, any finding of deficiency or non- compliance; penalty, fine or sanction; request for corrective or remedial action; or pending or, to the Knowledge of Parent, threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration or other action by the FDA or any other Governmental Authority relating to any of Parent’s products or the facilities at which such products are manufactured, packaged or initially distributed, whether issued by the FDA, the FTC or by any other Governmental Authority having responsibility for the regulation of such products.
(c)   All of Parent’s products that are subject to the jurisdiction of the FDA, the FTC or other Governmental Authorities in other jurisdictions are being manufactured, imported, exported, processed, developed, labeled, stored, tested, marketed, promoted, detailed and distributed by or on behalf of Parent in material compliance with all applicable requirements under any Permit or Law, including applicable statutes and implementing regulations administered or enforced by the FDA or other similar Governmental Authority, including those relating to investigational use, premarket approval and applications or abbreviated applications to market a new product.
(d)   Parent has not voluntarily recalled, suspended, or discontinued manufacturing or investigation of any of Parent’s products or done so at the request of the FDA, the FTC or any other Governmental Authority having responsibility for the regulation of such products, nor has Parent received any notice from the FDA, the FTC or any other Governmental Authority having responsibility for the regulation of such products that such Governmental Authority has commenced or, to the Knowledge of Parent, threatened to initiate any action to withdraw any approval or application for investigation, sale or marketing of any of Parent’s products, restrict sales or marketing of any of Parent’s products, request a recall of any of Parent’s products, or that the FDA, the FTC or such other Governmental Authority having responsibility for the regulation of any of Parent’s products has commenced or, to the Knowledge of Parent, threatened to initiate any action to enjoin or place restrictions on the production of any of Parent’s products, other than those restrictions generally existing by Law.
(e)   To the Knowledge of Parent, and in connection with the Business of Parent, no director, officer, employee or agent of Parent has made any untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Authority; or failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority.
5.20   Parent Privacy and Data Security.
(a)   Parent has complied in all material respects with all applicable Privacy Laws, Parent Privacy Policies and Parent Data Agreements. Parent has implemented and maintained commercially reasonable technical, physical, organizational, and administrative measures and policies to protect Personal Information and Parent Data against unauthorized access, use, modification, disclosure, or loss, including, without limitation, reasonable backup, security and disaster recovery technology and procedures, and has timely and reasonably remediated any material audit findings relating to its security safeguards. Parent has contractually obligated any third parties that Process Personal Information maintained by or on behalf of the Parent to abide by terms that are compliant in all material respects with applicable Privacy Laws and Parent Privacy Policies. To the Knowledge of Parent, the execution, delivery and performance of this Agreement and the consummation of the Transactions will not cause, constitute, or result in a breach or violation of any applicable Privacy Laws, Parent Privacy Policies, or any Parent Data Agreements.
(b)   No Person (including any Governmental Authority) has, in the past two (2) years, (i) commenced any Action relating to Parent’s information privacy or data security practices relating to Personal Information, including with respect to the Processing of Personal Information maintained by or on behalf of Parent, or (ii) to the Knowledge of Parent, threatened any such Action, or made any complaint, communication or investigation relating to such practices. In the past two (2) years, no breach, security incident or violation of any data security policy in relation to Personal Information Processed by Parent has occurred or is threatened, and there has been no actual or threatened unauthorized or illegal Processing of, or accidental or unlawful destruction, loss or alteration of, any Personal Information Processed by Parent.
5.21   Investment Company.   Parent is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
5.22   SEC Filings and Financial Statements.
(a)   Parent has filed and furnished in a timely manner all reports, schedules, forms, prospectuses and registration, proxy and other statements, in each case, required to be filed or furnished by it with or to the SEC (collectively, and in each case including all exhibits thereto and documents incorporated by reference therein, the “Parent SEC Documents”). As of their respective effective dates (in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of the respective dates of the last amendment filed with the SEC (in the case of all other Parent SEC Documents), the Parent SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, each as in effect on the applicable date referred to above, applicable to such Parent SEC Documents, and none of the Parent SEC Documents as of such respective dates contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)   The financial statements (including all related notes and schedules) of Parent contained or incorporated by reference in the Parent SEC Documents fairly present in all material respects the financial condition and the results of operations, changes in stockholders’ equity and cash flows of Parent as at the respective dates of, and for the periods referred to in, such financial statements, all in accordance with: (i) GAAP; and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of interim financial statements, to normal year-end audit adjustments and to any other adjustments described therein, including any notes thereto (the effect of which will not, individually or in the aggregate, be material) and the omission of notes to the extent permitted by Regulation S-X or Regulation S-K, as applicable. Parent has no off-balance sheet arrangements that are required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K under the Securities Act that have not been so disclosed in the Parent SEC Documents. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent.
(c)   Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) that are reasonably designed to ensure that material information relating to Parent is made known to Parent’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To the Knowledge of Parent, such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act. Parent has established and maintained a system of internal controls and, to the Knowledge of Parent, such internal controls are sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP.
5.23   Nasdaq Listing.   The Parent Common Stock is listed on Nasdaq. Parent is in compliance in all material respects with the requirements of Nasdaq for continued listing of the Parent Common Stock thereon and there is no action or proceeding pending or, to the Knowledge of Parent, threatened against Parent by Nasdaq or the Financial Industry Regulatory Authority to prohibit or terminate the listing of the Parent Common Stock on Nasdaq.
5.24   Reporting Company.   Parent is a publicly held company subject to reporting obligations pursuant to Section 13 of the Exchange Act, and the Parent Common Stock is registered pursuant to Section 12(b) of the Exchange Act.

5.25   Pro Forma Capitalization of Parent.   The pro forma capitalization of Parent after giving effect to the Merger will be established in accordance with Schedule 3.01 hereof.
5.26   Transactions with Related Parties.   Except as set forth in the Parent SEC Documents, there are no transactions, agreements, arrangements or understandings between Parent, on the one hand, and any director, officer or stockholder (or Affiliate thereof) of Parent, on the other hand, either (a) currently in effect or (b) that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.
5.27   Information Supplied.   The information relating to Parent and Merger Sub furnished by or on behalf of Parent and Merger Sub in writing for inclusion in the Registration Statement will not, as of the date of effectiveness of the Registration Statement, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading, except for any change disclosed in writing by or on behalf of Parent to the Company or its counsel prior to such effectiveness date pursuant to Section 6.11 hereof. Notwithstanding the foregoing, Parent and Merger Sub make no representation, warranty or covenant with respect to (a) statements made or incorporated by reference therein based on information supplied by the Company Entities for inclusion or incorporation by reference in the Registration Statement, or (b) any projections or forecasts included in the Registration Statement.
5.28   No Other Representations or Warranties.   EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE V OF THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE PARENT DISCLOSURE SCHEDULE) AND ANY ANCILLARY AGREEMENT, NEITHER PARENT NOR MERGER SUB MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, WITH RESPECT TO PARENT, MERGER SUB OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO.
5.29   No Reliance.   EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV OF THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE COMPANY DISCLOSURE SCHEDULE), PARENT AND MERGER SUB ACKNOWLEDGE THAT NONE OF THE COMPANY ENTITIES, NOR ANY OF THEIR RESPECTIVE DIRECTORS, OFFICERS, EMPLOYEES, STOCKHOLDERS, PARTNERS, MEMBERS OR REPRESENTATIVES, OR ANY OTHER PERSON ON BEHALF OF ANY COMPANY ENTITY, MAKES ANY OTHER EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, ANY OTHER INFORMATION PROVIDED TO PARENT OR MERGER SUB OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED HEREUNDER OR PURSUANT HERETO, INCLUDING WITH RESPECT TO VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY, INFRINGEMENT, FITNESS FOR A PARTICULAR PURPOSE, OR ANY WARRANTY WITH RESPECT TO THE ACCURACY OR COMPLETENESS OF SUCH INFORMATION. PARENT AND MERGER SUB ACKNOWLEDGE THAT THEY ARE NOT RELYING NOR HAVE THEY RELIED ON ANY EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES EXCEPT FOR THOSE EXPRESSLY MADE BY THE COMPANY IN ARTICLE IV OF THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE COMPANY DISCLOSURE SCHEDULE), THAT ONLY THOSE REPRESENTATIONS OR WARRANTIES IN ARTICLE IV OF THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE COMPANY DISCLOSURE SCHEDULE) SHALL HAVE ANY LEGAL EFFECT, AND THAT PARENT AND MERGER SUB EXPRESSLY DISCLAIM RELIANCE ON ANY OMISSIONS FROM THE COMPANY’S REPRESENTATIONS AND WARRANTIES IN ARTICLE IV OF THIS AGREEMENT (INCLUDING THE RELATED PORTIONS OF THE COMPANY DISCLOSURE SCHEDULE). WITHOUT LIMITING THE FOREGOING, NEITHER THE COMPANY NOR ANY OTHER PERSON WILL HAVE OR BE SUBJECT TO ANY LIABILITY TO PARENT, MERGER SUB OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO THE PARENT OR ANY OF ITS AFFILIATES OR REPRESENTATIVES, OR THE PARENT’S OR ANY OF ITS

AFFILIATES’ OR REPRESENTATIVES’ USE OF ANY SUCH INFORMATION, DOCUMENTS, PROJECTIONS, FORECASTS OR OTHER MATERIAL MADE AVAILABLE TO PARENT OR ANY OF ITS AFFILIATES OR REPRESENTATIVES IN CERTAIN “DATA ROOMS” OR MANAGEMENT PRESENTATIONS OR OTHERWISE IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSIONS WITH RESPECT TO ANY OF THE FOREGOING INFORMATION. THE PROVISIONS OF THIS SECTION 5.29 SHALL NOT, AND SHALL NOT BE DEEMED OR CONSTRUED TO, WAIVE OR RELEASE ANY CLAIMS FOR FRAUD.
ARTICLE VI
COVENANTS
6.01   Access and Information; Financial Statements.   From the date hereof until the earlier of the Closing and the date this Agreement is terminated in accordance with Article VIII, each of the Company and Parent shall, and shall ensure that each of their respective Subsidiaries and its and their respective representatives, permit the other party hereto and its advisers and other representatives to have reasonable access, during business hours and upon reasonable advance written notice, to the other party’s personnel, properties and facilities and books and records (provided that they shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of such party). From the date hereof until the earlier of the Closing and the date this Agreement is terminated in accordance with Article VIII, the Company shall: (i) furnish, or cause to be furnished, to Parent financial and material operating data and other material information (including Tax information) with respect to any Company Entity as Parent may from time to time reasonably request in writing and subject to any applicable Law; and (ii) provide to Parent (A) monthly financial statements of the Company within thirty (30) days following each month-end starting with September 30, 2022, in form and substance as historically provided to the Company Board; (B) quarterly financial statements of the Company within thirty (30) days following each quarter end starting with September 30, 2022, in form and substance as historically provided to the Company Board; (C) an auditor-reviewed consolidated balance sheet of the Company Entities as of September 30, 2022 and 2021 and the related consolidated statements of income and retained earnings, stockholders’ equity and cash flow for the nine (9) month periods then ended, in form and substance appropriate for inclusion in the Registration Statement, reasonably promptly,and in any event within sixty (60) days, following September 30, 2022; and (D) if the Registration Statement has not been declared effective by the SEC by February 14, 2023, an audited balance sheet of the Company Entities as of December 31, 2022 and the related consolidated statements of income and retained earnings, stockholders’ equity and cash flows for the year then ended, together with the auditor’s report thereon, in form and substance appropriate for inclusion in the Registration Statement reasonably promptly, and in any event within ninety (90) days, following December 31, 2022. No information provided to or obtained by any party hereto pursuant to this Section 6.01 shall limit or otherwise affect the remedies available hereunder to such party, or act as a waiver or otherwise affect the representations or warranties of the disclosing party in this Agreement. Nothing herein shall limit or modify the obligations of the parties set forth in that certain Mutual Non-Disclosure Agreement, dated July 13, 2022, between Parent and the Company (the “Confidentiality Agreement”), and any information provided pursuant to this Section 6.01 shall be subject to the terms and conditions of the Confidentiality Agreement; provided, however, that any of the information provided pursuant to this Section 6.01 may be included in the Registration Statement or an Other Filing to the extent required by the rules and regulations of the SEC. Notwithstanding anything herein to the contrary, no party hereto shall be required to take any action, provide any access or furnish any information to the extent that furnishing such information or affording such access would, in the opinion of such party’s outside counsel, (x) cause or constitute a waiver of the attorney-client or other privilege, (y) violate any Contract to which the Company is a party or bound or (z) violate applicable Law, provided that the parties hereto agree to cooperate in good faith to make alternative arrangements to allow for such access or furnishing in a manner that does not result in the events set out in clauses (x) through (z) above.
6.02   Conduct of Business by the Company.   From the date hereof until the earlier of the Closing and the date that this Agreement is terminated in accordance with Article VIII (the “Interim Period”), except as otherwise required or expressly permitted in this Agreement, required by applicable Law or any applicable COVID-19 Measures, consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), or as set forth in Schedule 6.02 of the Company Disclosure Schedule, the Company shall operate the Business of the Company in all material respects in the ordinary course of business and use reasonable best efforts to preserve the Company’s material assets, properties, business, operations, organization (including officers and employees), goodwill and relationships with suppliers, customers, lenders, Governmental Authorities and any other Persons having a material business relationship with the Company. Without limiting the foregoing, except as otherwise required or expressly permitted in this Agreement, required by applicable Law or any applicable COVID-19 Measures, consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or as set forth in Schedule 6.02 of the Company Disclosure Schedule, from the date hereof until the earlier of the Closing and the date that this Agreement is terminated in accordance with Article VIII, no Company Entity shall take or permit to occur any action described in Section 4.19(b)(ii) (except that references to the Interim Balance Sheet Date shall be deemed to refer to the date of this Agreement).
6.03   Conduct of Business by Parent.   During the Interim Period, except as otherwise required or expressly permitted in this Agreement, required by applicable Law or any applicable COVID-19 Measures, consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed), or as set forth in Schedule 6.03 of the Parent Disclosure Schedule, Parent and Merger Sub shall operate in all material respects in the ordinary course of business and use reasonable best efforts to preserve their respective material assets, properties, business, operations, organization (including officers and employees), goodwill and relationships with suppliers, customers, lenders, Governmental Authorities and any other Persons having a material business relationship with Parent or Merger Sub. Without limiting the foregoing, except as otherwise required or expressly permitted in this Agreement, required by applicable Law or any applicable COVID-19 Measures, consented to in writing by the Company (which consent shall not be unreasonably withheld, conditioned or delayed) or as set forth in Schedule 6.03 of the Parent Disclosure Schedule, from the date hereof until the earlier of the Closing and the date that this Agreement is terminated in accordance with Article VIII, neither Parent nor Merger Sub shall take or permit to occur any action described in Section 5.18(b)(ii) (except that references to June 30, 2022 shall be deemed to refer to the date of this Agreement).
6.04   Regulatory Approvals.
(a)   Each party hereto shall, as promptly as reasonably practicable, use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from Governmental Authorities that are necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Agreements. Each party hereto shall use reasonable best efforts to cooperate fully with the other party hereto and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.
(b)   Without limiting the generality of the parties’ undertakings pursuant to subsection (a) above, each of the parties hereto shall use all reasonable best efforts to (i) respond to any inquiries by any Governmental Authority regarding antitrust or other matters with respect to the transactions contemplated by this Agreement or any Ancillary Agreement, and (ii) in the event any Governmental Order adversely affecting the ability of the parties hereto to consummate the transactions contemplated by this Agreement or any Ancillary Agreement has been issued, to have such Governmental Order vacated or lifted; provided, that no party hereto nor any of their respective Affiliates shall be obligated in the exercise of such efforts to propose, negotiate, commit to or effect, by consent decree, hold separate orders, or otherwise, the sale, divesture or disposition of any of its assets, properties or businesses or any of the assets, properties or businesses to be acquired by it pursuant to this Agreement.
(c)   All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party hereto before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder shall be disclosed to the other party hereto hereunder in advance of any filing, submission or attendance, it being the intent that the parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals. Each party hereto shall, to the extent not prohibited by applicable Law, give notice to the other party hereto with respect to any meeting, discussion, appearance or contact with any Governmental Authority or the staff or regulators of any Governmental Authority, with such notice being sufficient to provide the other party hereto with the opportunity to attend and participate in such meeting, discussion, appearance or contact.
6.05   Third Party Consents.   The Company and Parent shall cooperate in determining how (and whether) to proceed in giving notices to, and obtaining consents from, the various third parties that are described in Schedule 4.03 and Schedule 4.04 of the Company Disclosure Schedule and Schedule 5.03 and Schedule 5.04 of the Parent Disclosure Schedule; provided, that the Company and Parent shall use reasonable best efforts to obtain the consents described in Schedule 6.05 of each of the Company Disclosure Schedule and Parent Disclosure Schedule. Any consents, waivers, approvals and notices necessary, proper or advisable to consummate the transactions described herein shall be in form and substance reasonably satisfactory to Company and Parent, and executed counterparts of any consents, waivers and approvals shall be delivered to the other party hereto reasonably promptly after receipt thereof, and copies of such notices shall be delivered to the other party hereto reasonably promptly after the making thereof. Notwithstanding anything to the contrary, neither party hereto shall be obligated to pay any amounts to third parties with respect to such consents, waivers, approvals and notices.
6.06   No Parent Common Stock Transactions.   From and after the date of this Agreement until the Effective Time, except as otherwise contemplated by this Agreement, no Company Entity shall engage in any transactions involving the securities of Parent without the prior written consent of Parent.
6.07   Public Announcements.   Except as otherwise provided herein, the timing and content of all public announcements regarding any aspect of this Agreement, the Merger and the other transactions contemplated hereby, whether to the financial community, Governmental Authorities, the general public or otherwise shall be mutually agreed upon in advance by the Company and Parent; provided, however, that each party hereto may make any such announcement which, based on advice of counsel, is required by applicable Law. Notwithstanding the foregoing, each party hereto shall use its reasonable best efforts to consult with the other parties hereto prior to any such public announcement, and provide each other the reasonable opportunity (and, to the extent reasonably practicable, at least twenty-four (24) hours) to review and comment upon, any such public announcement primarily relating to this Agreement or the Transactions, and shall in any event promptly provide the other parties hereto with copies of any such public announcement. This Section 6.07 shall not apply to communications by any party hereto to its directors, officers, employees, counsel, accountants or other advisors or, if the substance of such communication would not reasonably be expected to require Parent to file a Form 8-K and/or make a disclosure under Regulation FD promulgated under the Exchange Act, to employees.
6.08   Stockholders Agreement.   The Company shall use its reasonable best efforts to cause the Stockholders Agreement to be executed on or prior to the Closing Date by all the Company Stockholders listed on Schedule 6.08 hereto.
6.09   Rights Offering.
(a)   As promptly as practicable after the date hereof, the Company shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary or customary to commence and consummate a rights offering in which the Company Stockholders will be offered an opportunity to purchase Company Common Stock or Company Preferred Stock that is convertible into Company Stock or another security mutually agreed by Parent and the Company (the “Rights Offering”) on terms and conditions mutually acceptable to Parent and the Company. The Company will use its reasonable best efforts to issue $7,000,000 (but not more than $7,000,000) of Company Common Stock or Company Preferred Stock that is convertible into Company Common Stock or another security mutually agreed by Parent and the Company. Pursuant to the Backstop Purchase Agreement, at the closing of the Rights Offering, Foundry Group Next, L.P. (or one or more of its controlled Affiliates) shall purchase securities in the Rights Offering, and pay to the Company by wire transfer of immediately available funds to an account designated in writing by the Company, an amount in cash equal to $7,000,000 less the amount purchased and funded by other Company Stockholders, provided that in no event shall Foundry be required to purchase and fund an amount in cash of more than $5,000,000. The Company shall use reasonable best efforts to consummate the Rights Offering as promptly as possible following the date of this Agreement and no later than the date on which the SEC declares the Registration Statement effective, it being agreed and understood that Parent shall not, and shall not be required to, mail the Information Statement to the Parent Stockholders unless and until the Company has consummated the Rights Offering and received proceeds in cash of at least $5,000,000 in the Rights Offering (including pursuant to the Backstop Purchase Agreement). The Company shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Backstop Purchase Agreement. Without limiting the generality of the foregoing, the Company shall use reasonable best efforts to (i) satisfy on a timely basis (or obtain the waiver of) all conditions and covenants applicable to the Company or any Company Stockholder under the Company Organizational Documents and any other Contracts applicable to the Company and any Company Stockholder in respect of the issuance of new equity capital by the Company and otherwise, in each case, comply with its obligations thereunder, (ii) enter into definitive agreements with respect to the Rights Offering as promptly as possible after the date of this Agreement and on terms and conditions that are reasonably acceptable to Parent, (iii) consummate the Rights Offering as promptly as possible following the date of this Agreement and (iv) enforce its rights under the Backstop Purchase Agreement, including causing Foundry Group Next, L.P. to consummate its purchase for cash in connection with the Rights Offering as promptly as possible following the date of this Agreement in accordance with its terms.
(b)   The Company shall give Parent prompt notice (which shall in no event be more than two (2) Business Days from such occurrence): (A) of its Knowledge of any material breach or default by any party to any definitive document related to the Rights Offering; and (B) of the receipt of any written noticeor other written communication from any Person with respect to (x) any actual or potential breach, default, termination or repudiation by any party to any definitive document related to the Rights Offering or any provisions of the Backstop Purchase Agreement or any definitive document related to the Rights Offering or (y) any material dispute or disagreement between or among any parties to any definitive document related to the Rights Offering. As soon as reasonably practicable, but in any event within two (2) Business Days after the date Parent delivers to the Company a written request, the Company shall provide any information reasonably requested by Parent relating to any circumstance referred to in clause (A) or (B) of the immediately preceding sentence to the extent such information is reasonably available to the Company. The Company shall keep Parent informed on a reasonably current basis in reasonable detail of the status of its efforts to commence and conclude the Rights Offering. If any portion of the investments to be made by Foundry Group Next, L.P. pursuant to the Backstop Purchase Agreement becomes unavailable, the Company shall use its reasonable best efforts to obtain substitute financing for such amount with terms and conditions not materially less favorable (as determined in the good faith judgment of the Company and which such terms are reasonably acceptable to Parent) to the Company or its Affiliates than the terms and conditions set forth in the Backstop Purchase Agreement as promptly as reasonably practicable following the occurrence of such event. The Company shall deliver to Parent all documents to be delivered to Company Stockholders in connection with the Rights Offering and shall in good faith consider Parent’s comments thereto.
(c)   Prior to the Closing, Parent shall, and shall cause its Subsidiaries to, and its and their respective officers, directors, employees, agents, attorneys, accountants, advisors and other agents and representatives to reasonably cooperate with the Company and to provide all necessary or customary cooperation reasonably requested by the Company in connection with the Rights Offering.
6.10   Company Stockholder Consent.
(a)   The Company shall use its reasonable best efforts to obtain the Company Stockholder Approval in the form of a written consent (the “Written Consent”) from the Company Stockholders that entered into the Support Agreements as promptly as practicable, and in any event within two (2) Business Days after the Registration Statement is declared effective by the SEC. The materials submitted to the Company Stockholders in connection with the Written Consent shall be subject to the prior review and comment by Parent and shall include the Company Board Recommendation; the Company shall not utilize any such materials without the prior consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). Reasonably promptly following receipt of the Written Consent, but no more than two (2) Business Days after the Registration Statement is declared effective by the SEC, the Company shall deliver a copy of such Written Consent, executed by the Company Stockholders that entered into the Support Agreements, to Parent.

(b)   Reasonably promptly following receipt of the Written Consent, the Company shall prepare and mail to every Company Stockholder that did not execute the Written Consent the notice required by Sections 228(e) and 262 of the DGCL.
6.11   Registration Statement.
(a)   As promptly as reasonably practicable after the date of this Agreement, but no earlier than the date that the Company has provided the requisite financial statements in a form necessary to be included therein, Parent shall prepare and file with the SEC, with the cooperation of the Company and its representatives, a registration statement on Form S-4 (as such filing is amended or supplemented, the “Registration Statement”), including an information statement of Parent (as such filing is amended or supplemented, the “Information Statement”), for the purposes of (A) registering under the Securities Act the Merger Consideration (the “Registration Shares”), and (B) mailing the Information Statement to the Parent Stockholders prior to the Closing Date. Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement and Information Statement to comply in all material respects with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective and updated as long as is necessary to consummate the Transactions. As promptly as reasonably practicable after the execution of this Agreement, Parent shall prepare and file any other filings required under the Exchange Act, the Securities Act or any other Laws relating to the transactions contemplated hereby (collectively, the “Other Filings”). Parent shall notify the Company promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other Governmental Authority for amendments or supplements to the Registration Statement. As promptly as practicable after receipt thereof, unless otherwise prohibited by Law, Parent shall provide the Company and its counsel with copies of all written correspondence between Parent or any of its representatives, on the one hand, and the SEC, or its staff or other government officials, on the other hand, with respect to the Registration Statement or any Other Filing. Parent shall permit the Company and its counsel a reasonable opportunity to review and comment on the Registration Statement, and any exhibits, amendments or supplements thereto, as well as any Other Filings, and shall consult with the Company and its advisors concerning any comments from the SEC with respect thereto; provided, further that Parent shall reasonably consider and take into account the reasonable suggestions, comments or opinions of the Company and its advisors, and shall not file the Registration Statement, or any exhibits, amendments or supplements thereto or any response letters to any comments from the SEC without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that Parent shall be permitted to make such filing or response in the absence of such consent if the basis of the Company’s failure to consent is the Company’s unwillingness to permit the inclusion in such filing or response of information that, based on the advice of outside counsel to Parent, is required by the SEC and United States securities Laws to be included therein. Whenever any event occurs which would reasonably be expected to result in the Registration Statement containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, Parent or the Company, as the case may be, shall promptly inform the other party hereto of such occurrence and cooperate in filing with the SEC or its staff or any other government officials an amendment or supplement to the Registration Statement. Notwithstanding the foregoing, nothing herein shall prevent or prohibit Parent from making any filings with or submissions to the SEC which are unrelated to the transactions contemplated hereby.
(b)   The Information Statement will be disseminated to the Parent Stockholders as soon as practicable following the effectiveness of the Registration Statement in accordance with the requirements of the Exchange Act but no less than twenty (20) days prior to the Closing Date; provided that Parent shall not be required to disseminate the Information Statement prior to the consummation by the Company of the Rights Offering and the receipt by the Company of not less than $5,000,000 in cash pursuant to the Rights Offering.
(c)   The Company shall provide Parent, as promptly as reasonably practicable, all of the information concerning the Company and its business reasonably requested by Parent or otherwise required by the rules and regulations of the SEC to be included in the Registration Statement, the Information Statement and the Other Filings or necessary for the information concerning the Company in the Registration Statement, the Information Statement and the Other Filings to comply in all material respects with all applicable provisions of and rules under the Securities Act, the Exchange Act and the DGCL, including the Audited Financial Statements and the Interim Financial Statements and any other financial statements of any Company Entity required to be included in the Registration Statement by the rules and regulations of the SEC. The Company shall cooperate with Parent in connection with the preparation of pro forma financial statements required to be included in the Registration Statement, Information Statement and Other Filings. The Company shall use its commercially reasonable efforts (including delivery of any required representation letters) to cause the auditor of the Audited Financial Statements to provide all “consents” required by the rules and regulations of the SEC to be included in the Registration Statement and any Other Filings. Without limiting the foregoing, (i) the Company shall provide as promptly as practicable unaudited financial statements of the Company for the nine (9) month periods ended September 30, 2022 and 2021, including unaudited balance sheets asof September 30, 2022 and 2021 and consolidated statements of income, shareholders’ equity and cash flows for the nine (9) month periods ended thereon, which shall have been reviewed by the Company’s auditors, as provided in AU-C-930 under the standards of the AICPA, and shall comply in all material respects with all applicable requirements of the Securities Act, Exchange Act and Regulation S-X and shall be in an appropriate form for inclusion in the Registration Statement and Information Statement and (ii) if the Registration Statement has not been declared effective by February 14, 2023, the Company shall provide as promptly as practicable audited financial statements of the Company for the year ended December 31, 2022, including an audited balance sheet as of December 31, 2022 and consolidated statements of income, shareholders’ equity and cash flows for the year then ended, together with the auditor’s report thereon, which shall have been audited by the Company’s auditors in accordance with applicable accounting requirements (including the standards of the AICPA) and shall comply in all material respects with all applicable requirements of the Securities Act, Exchange Act and Regulation S-X and shall be in an appropriate form for inclusion in the Registration Statement and Information Statement. The information relating to the Company furnished by or on behalf of the Company for inclusion in the Registration Statement and Information Statement will not, as of the date of effectiveness of the Registration Statement or at the time of delivery of the Information Statement to the holders of Parent Common Stock, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. Without limiting the foregoing, Parent shall ensure that the Registration Statement does not, as of the date of effectiveness of the Registration Statement or at the time of delivery of the Information Statement to the holders of Parent Common Stock, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided that Parent shall not be responsible for the accuracy or completeness of any information relating to the Company or any other information furnished in writing by the Company for inclusion in the Registration Statement and/or Information Statement).
(d)   The Company shall cooperate with Parent and, as promptly as reasonably practicable, provide all of the information concerning the Company and its business reasonably requested by Parent or otherwise required by the rules and regulations of the SEC to be included in any registration statement (other than the Registration Statement) filed by the Company with the SEC following the date of this Agreement and prior to the Closing or necessary for the information concerning the Company in such registration statement to comply in all material respects with all applicable provisions of and rules under the Securities Act and the Exchange Act, including the Audited Financial Statements and the Interim Financial Statements and any other financial statements of any Company Entity required to be included in such registration statement by the rules and regulations of the SEC. The Company shall use its commercially reasonable efforts (including delivery of any required representation letters) to cause the auditor of the Audited Financial Statements to provide all “consents” required by the rules and regulations of the SEC to be included in such registration statement.
6.12   Director and Officer Indemnification.
(a)   For a period of six (6) years following the Effective Time, the Surviving Company shall not take any action to waive, eliminate or amend in an adverse manner to Company Indemnified Persons any rights to indemnification, advancement of expenses, and limitation of liability now existing in favor of any individual who, at or prior to the Effective Time, was a director, officer, employee or agent of the Company (collectively, with such individual’s heirs, executors or administrators, the “Company Indemnified Persons”).
(b)   Prior to the Closing, the Company shall obtain, in consultation with Parent, a “tail” officers’ and directors’ liability insurance policy with a claims period of six (6) years from the Effective Time with at least the same coverage and amount and containing terms and conditions that are, in the aggregate, not less advantageous to the directors and officers of the Company as the Company’s existing policies with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by this Agreement) (the “Company D&O Tail Policy”). In no event shall Parent be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company for such insurance in effect at the Closing.
(c)   This Section 6.12 shall survive the consummation of the Merger and is intended to benefit, and shall be enforceable by, each Company Indemnified Person, and their respective successors, heirs and representatives.
6.13   Form 8-K Filings.   Parent and Company shall cooperate in good faith with respect to the preparation of, and as promptly as practicable after the execution of this Agreement, Parent shall file with the SEC, a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement; provided that Parent shall accept such reasonable comments of the Company to such Form 8-K prior to filing. Parent and Company shall cooperate in good faith with respect to the preparation of, and prior to the Closing, Parent shall prepare and use reasonable best efforts to provide to the Company for review at least two (2)Business Days prior to the Closing, a draft Form 8-K announcing the Closing, together with, or incorporating by reference, the required pro forma financial statements and the historical financial statements prepared by Company and its accountant (“Transaction Form 8-K”). Prior to Closing, Parent and Company shall prepare the press release announcing the consummation of the transactions contemplated hereby (“Press Release”). Promptly following the Closing, Parent shall file the Transaction Form 8-K with the SEC and distribute the Press Release; provided that Parent shall accept such reasonable comments of Company to the Transaction Form 8-K prior to filing. Notwithstanding the foregoing, nothing herein shall prevent or prohibit Parent from making any filings with or submissions to the SEC which the Parent reasonably believes to be required by applicable Law, rule or regulation.
6.14   Parent RSU Award Grants.   As soon as reasonably practicable following the Effective Time, Parent shall grant to the Continuing Employees whose names are set forth on the Schedule 6.14 of the Company Disclosure Schedule Parent RSU Awards under the Parent Equity Plan consistent with the amounts and vesting schedules provided by the Company to Parent prior to the date of this Agreement. Parent will have sufficient shares reserved under the Parent Equity Plan to issue the Parent RSU Awards, taking into account the Residual Shares, and Parent will register the Parent RSU Awards and any Residual Shares with the SEC on a Form S-8 as soon as reasonably practicable following the Effective Time.
6.15   Employee Communications.   Prior to the Effective Time, none of the Company Entities shall communicate with any employees of any Company Entity or Parent or any of its Affiliates regarding post-Closing employment matters, including post-Closing employee benefits and compensation or other compensation or benefits matters related to or impacted by the Merger (whether alone or in combination with additional events), without the prior written approval of Parent, which shall not be unreasonably withheld. Prior to the Effective Time, neither Parent nor any of its Affiliates shall communicate with any employees of any Company Entity or Parent or any of its Affiliates regarding post-Closing employment matters, including post-Closing employee benefits and compensation or other compensation or benefits matters related to or impacted by the Merger (whether alone or in combination with additional events), without the prior written approval of the Company, which shall not be unreasonably withheld.
6.16   Closing Conditions.   From the date hereof until the Closing and upon the terms and subject to the conditions set forth in this Agreement, each party hereto shall use reasonable best efforts to take, or cause to be taken, such actions as are necessary, proper or advisable to satisfy the conditions to the Closing set forth in Article VII hereof and to consummate the transactions contemplated hereby. Each of the parties hereto shall execute or deliver any additional instruments as reasonably requested by the other party hereto necessary to consummate the transactions contemplated by this Agreement.
6.17   Parent Public Filings; Parent Nasdaq Listing.
(a)   From the date hereof through the Closing, Parent will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.
(b)   From the date hereof through the Closing, Parent shall use reasonable best efforts to ensure Parent remains listed as a public company on, and for shares of Parent Common Stock to be listed on, Nasdaq.
(c)   Parent shall use reasonable best efforts to cause the Parent Common Stock to be issued in connection with the Transactions to be listed on Nasdaq. The Company shall cooperate in connection with the preparation of all documentation to be submitted to Nasdaq with respect to the listing of the Parent Common Stock and shall provide any information regarding the Company, its business and its directors and officers required or requested by Nasdaq.
6.18   Company Securityholder Agreements.   Promptly following the date of this Agreement the Company shall use its reasonable best efforts to obtain from the requisite Company Stockholders, the termination, effective as of immediately prior to, and conditioned upon, the occurrence of the Merger and the Effective Time, of any stockholder or other agreements between the Company and any Company Stockholders relating to management rights, information rights, veto rights, registration rights, voting rights or board observer rights, including the agreements set forth in Schedule 6.18 of the Company Disclosure Schedule.
6.19   Section 16 Matters.   Prior to the Closing, the Parent Board, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Parent Common Stock pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of the Parent following the Closing (or who may be deemed to become a director of Parent by deputization) shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.
6.20   Bylaws.   Prior to or simultaneously with the consummation of the Transactions, the Parent shall adopt the Parent Amended and Restated Bylaws in the form set forth in Exhibit C attached hereto.
6.21   Tax Matters.
(a)   Transfer Taxes.   Notwithstanding anything to the contrary contained herein, the Company shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions. The Company shall, at its own expense, file all necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, Parent will join in the execution of any such Tax Returns.
(b)   Tax Treatment.   Parent, Merger Sub and the Company intend that the Transactions shall qualify for the Intended Tax Treatment. None of the parties hereto or their respective Affiliates shall take or cause to be taken, or fail to take or cause to be failed to be taken, any action that would reasonably be expected to prevent qualification for such Intended Tax Treatment. Each party hereto shall, unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. final determination) or a change in applicable Law, cause all Tax Returns to be filed on a basis of treating the Merger as a “reorganization” within the meaning of Section 368(a) of the Code. Each of the parties hereto agrees to use reasonable best efforts to promptly notify all other parties hereto of any challenge to the Intended Tax Treatment by any Governmental Authority. Parent and the Company shall execute and deliver officer’s certificates containing customary representations at such time or times as may be reasonably requested by counsel to the Company in connection with the delivery of any opinion by such counsel to the Company with respect to the tax treatment of the Transactions.
(c)   The Company, Parent, and Merger Sub hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).
6.22   280G Approval.   To the extent that any “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations thereunder) has the right to receive any payments or benefits that could be deemed to constitute “parachute payments” (within the meaning of Section 280G(b)(2)(A)of the Code and the regulations thereunder), then, the Company will: (a) no later than three (3) Business Days prior to the Closing Date, solicit and use its reasonable best efforts to obtain from each such “disqualified individual” a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) so that any remaining payments and/or benefits shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder); and (b) no later than two (2) Business Days prior to the Closing Date, with respect to each individual who agrees to the waiver described in clause (a), submit to a vote of holders of the equity interests of the Company entitled to vote on such matters, in the manner required under Section 280G(b)(5) of the Code and the regulations promulgated thereunder, along with adequate disclosure intended to satisfy such requirements (including Q&A 7 of Section 1.280G-1 of such regulations), the right of any such “disqualified individual” to receive the Waived 280G Benefits. Prior to, and in no event later than four (4)Business Days prior to soliciting such waivers and approval, the Company shall provide drafts of such waivers and approval materials to Parent for its review and comment, and the Company shall consider in good faith any changes reasonably requested by Parent. No later than four (4) Business Days prior to soliciting the waivers, the Company shall provide Parent with the calculations and related documentation to determine whether and to what extent the vote described in this Section 6.22 is necessary in order to avoid the imposition of Taxes under Section 4999 of the Code. Prior to the Closing Date, the Company shall deliver to Parent evidence that a vote of the Company Stockholders was solicited in accordance with the foregoing and whether the requisite number of votes of the Company Stockholders was obtained with respect to the Waived 280G Benefits or that the vote did not pass and the Waived 280G Benefits will not be paid or retained.
6.23   Takeover Statute.   If any state takeover Law or similar applicable Law may become, or may purport to be, applicable to this Agreement, the Merger or any of the other Transactions, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.
6.24   Certain Corporate Governance Matters.
(a)   Prior to the Closing, the Parent Board shall take all corporate action necessary so that immediately following the Effective Time, the size of the Parent Board shall be increased by one (1) director, which such vacancy shall be filled by a director designated by the Company (the “Designated Company Director”). The Designated Company Director must be reasonably satisfactory to Parent and shall provide all information reasonably requested in order for Parent to evaluate the Designated Company Director’s background, qualifications and independence.
(b)   Parent, through the Parent Board and subject to the fiduciary duties of the Parent Board to the Parent Stockholders, shall take all necessary action to nominate and elect the Designated Company Director to the Parent Board for a term continuing through the term of Parent’s other existing directors. From and after the Effective Time, the Designated Company Director shall serve as a director until such person’s successor shall be elected and qualified or such person’s earlier death, resignation or removal in accordance with the Parent Organizational Documents.
(c)   Parent and the Company agree that Brad Feld shall be the Designated Company Director.
6.25   Post-Closing Cooperation; Further Assurances.
(a)   Following the Closing, each party shall, on the request of any other party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the transactions contemplated hereby.
(b)   Without limiting the foregoing, during the Interim Period the Company shall take all actions reasonably necessary and consistent with past practice for the Company to prepare and finalize its audited financial statements for the year ended December 31, 2022, including preparing all information and data reasonably required by the Company’s auditor in order to complete its audit of the audited financial statements for the year ended December 31, 2022. Following the Closing, Parent and the Surviving Company shall use commercially reasonable efforts to complete the audit for the year ended December 31, 2022, and cause the Company’s auditor to provide an audit report on such financial statements, by no later than March 31, 2023
6.26   Employees.
(a)   For a period of one (1) year following the Effective Time, Parent shall provide, or shall cause to be provided, to each Continuing Employee who remains employed with the Surviving Company or any Subsidiary of the Surviving Company (i) base salary and base wages and short-term cash incentive compensation opportunities that are, in each case, no less favorable than those in effect for such Continuing Employee as of immediately prior to the Effective Time, and (ii) employee benefits (excluding long-term incentive, equity and equity-based compensation and deferred compensation) that, in each case, are substantially similar in the aggregate to the employee benefits provided to such Continuing Employee by the Company or any of its Subsidiaries immediately prior to the Effective Time.
(b)   From and after the Closing Date, with respect to Continuing Employees, Parent shall cause the service of each such Continuing Employee with the Company and its Subsidiaries prior to the Closing Date to be recognized for purposes of eligibility to participate, levels of benefits, benefit accruals (but not for benefit accruals or participation eligibility under any defined benefit pension plan or plan providing post-retirement medical benefits, subsidized early retirement benefits, or any other similar benefits) and vesting under each Parent Benefit Plan in which any Continuing Employee is or becomes eligible to participate, but solely to the extent that service was credited to such Continuing Employee for such purposes under a comparable Company Benefit Plan immediately prior to the Closing Date and to the extent that such credit would not result in a duplication of benefits.
(c)   From and after the Closing Date, with respect to each Parent Benefit Plan that is an “employee welfare benefit plan” as defined in Section 3(1) of ERISA in which any Continuing Employee is or becomes eligible to participate, Parent shall use its reasonable best efforts to cause each such Parent Benefit Plan to waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such Parent Benefit Plan for such Continuing Employees and their eligible dependents to the same extent that such pre- existing conditions, waiting periods, required physical examinations and exclusions would not have applied or would have been waived under the corresponding Company Benefit Plan in which such Continuing Employee was a participant immediately prior to his or her commencement of participation in such Parent Benefit Plan.
(d)   Parent, the Company and the Surviving Company acknowledge and agree that all provisions contained in this Section 6.26 are included for the sole benefit of the respective parties to this Agreement and shall not create any right in any other Person, including any Company Associate, any participant in any Company Benefit Plan or Parent Benefit Plan or any beneficiary thereof or any right to continued employment or service with Parent, the Company, the Surviving Company or any of their respective Affiliates. Nothing in this Section 6.26 shall be deemed to amend any Company Benefit Plan, any Parent Benefit Plan or to require Parent, the Surviving Company or any of their Affiliates to permit any Person to participate in any particular benefit plan sponsored or maintained by Parent or any of its Affiliates, or to continue or amend any particular benefit plan, before or after the consummation of the Transactions, and any such plan may be amended or terminated in accordance with its terms and applicable Law.

ARTICLE VII
CONDITIONS TO OBLIGATIONS
7.01   Conditions to Obligations of All Parties.   The obligations of the parties hereto to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:
(a)   No Prohibition.   No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the Transactions illegal, otherwise restraining or prohibiting consummation of the Transactions or causing any of the Transactions to be rescinded following completion thereof, and no Law shall have been enacted, issued, promulgated, enforced or entered by any Governmental Authority that, in any case, prohibits or makes illegal the Transactions.
(b)   Parent Stockholder Approval.   The Parent Stockholder Approval shall remain valid and binding.
(c)   Company Stockholder Approval.   The Company Stockholder Approval shall have been obtained.
(d)   Registration Statement.   The Registration Statement shall have become effective and no stop-order suspending effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC. The Information Statement shall have been disseminated to the Parent Stockholders at least twenty (20) calendar days prior to the Closing Date.
(e)   Nasdaq.   The Parent Common Stock to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof.
7.02   Additional Conditions to Obligations of Parent.   The obligations of Parent and Merger Sub to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following additional conditions, any one or more of which may be waived (if legally permitted) in writing by Parent:
(a)   Representations and Warranties.   (i) Each of the representations and warranties set forth in Section 4.01 (Organization and Qualifications; Subsidiaries), Section 4.03 (Due Authorization), Section 4.05 (Capitalization) and Section 4.16 (Brokers’ Fees) shall be true and correct in all respects except for de minimis inaccuracies, in each case as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), and (ii) each of the other representations and warranties set forth in Article IV (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Company Material Adverse Effect” or words of similar import or effect set forth therein, except the reference to Company Material Adverse Effect in Section 4.19 (Absence of Changes) and the word “Material” in any references to “Company Material Contracts”) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have), individually or in the aggregate, a Company Material Adverse Effect.
(b)   Agreements and Covenants.   Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.
(c)   Officer’s Certificate.   The Company shall have delivered to Parent a certificate signed by an officer of the Company, dated the Closing Date, certifying that the conditions specified in Section 7.02(a) and Section 7.02(b) have been satisfied.
(d)   Key Employment Agreements.   The Key Employment Agreements shall be in full force and effect and no Key Employee shall have terminated his employment with the Company or delivered any notice to the Company of any intention to leave the employ of the Company or Parent.

(e)   FIRPTA Certificate.   The Company shall have delivered to Parent a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulation Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “U.S. real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).
(f)   Lender Consents.   The SVB Consent and the Trinity Consent shall remain in full force and effect, and shall not have been amended, rescinded or otherwise terminated.
(g)   Backstop Purchase Agreement.   The Backstop Purchase Agreement shall remain in full force and effect, and shall not have been amended, rescinded or otherwise terminated.
(h)   Rights Offering.   The Company shall have commenced and consummated the Rights Offering and, in connection therewith, shall have received an amount in cash of not less than $5,000,000.
7.03   Additional Conditions to the Obligations of the Company.   The obligation of the Company to consummate the Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived (if legally permitted) in writing by the Company:
(a)   Representations and Warranties.   Each of the representations and warranties set forth in Section 5.01 (Organization and Qualifications; Subsidiaries), Section 5.03 (Due Authorization), Section 5.05 (Capitalization) and Section 5.15 (Brokers’ Fees) shall be true and correct in all respects except for de minimis inaccuracies, in each case as of the Closing Date with the same effect as though made at and as of such date (except to the extent that such representations address matters only as of a specified date, the accuracy of which shall be determined as of such specified date), and (ii) each of the other representations and warranties set forth in Article V (in each case without giving effect to any qualification as to “material,” “materiality,” “material respects,” “Parent Material Adverse Effect” or words of similar import or effect set forth therein, except reference to Parent Material Adverse Effect in Section 5.18 (Absence of Changes) and the word “Material” in any references to “Parent Material Contracts”) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of the specified date), except where the failure of such representations and warranties to be true and correct would not have (and would not reasonably be expected to have), individually or in the aggregate, a Parent Material Adverse Effect.
(b)   Agreements and Covenants.   Each of the covenants of Parent to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.
(c)   Officer’s Certificate.   Parent shall have delivered to the Company a certificate signed by an officer of Parent, dated the Closing Date, certifying that the conditions specified in Section 7.03(a) and Section 7.03(b) have been satisfied.
7.04   Frustration of Closing Conditions.   No party hereto may rely on the failure of any condition set forth in this Article VII to be satisfied to excuse such party’s obligation to effect the Closing if such failure was caused by such party’s breach of a covenant or agreement of this Agreement by such party.
ARTICLE VIII
TERMINATION/EFFECTIVENESS
8.01   Termination.   This Agreement may be terminated at any time prior to the Closing Date:
(a)   by mutual written consent of Parent and the Company;
(b)   by either Parent or the Company:
(i)   if the Closing has not occurred on or before 5:00 P.M. Eastern Standard Time on June 3, 2023 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.01(b)(i) shall not be available to any party whose material breach of this Agreement has been the proximate cause of the failure of the Closing to occur on or before the Outside Date; or
(ii)   if a Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order which has become final and non-appealable, and which permanently restrains, enjoins or otherwise prohibits the transactions contemplated hereby;
(c)   by Parent or the Company, if the Parent Stockholder Approval is not in full force and effect as of the Outside Date;
(d)   by Parent, at any time on or after the date that is two (2) Business Days following the date that Parent receives, and notifies the Company of Parent’s receipt of, SEC approval and effectiveness of the Registration Statement as described in Section 6.11, if the Company does not deliver to Parent on or prior to such date the Written Consent pursuant to Section 6.10(a);
(e)   by Parent, if neither it nor Merger Sub is in material breach of their obligations under this Agreement and if (i) the Company is in breach of any of the representations and warranties of the Company contained herein such that Section 7.02(a) could not be satisfied; or (ii) the Company is in breach of any of its covenants or agreements contained in this Agreement such that Section 7.02(b) could not be satisfied, and, with respect to both clause (i) and clause (ii), if curable, such breach has not been cured by the earlier of (x) within twenty (20) days after written notice thereof to the Company and (y) the Outside Date; or
(f)   by the Company, if the Company is not in material breach of its obligations under this Agreement and if (i) Parent or Merger Sub is in breach of any of the representations and warranties of Parent and Merger Sub contained herein such that Section 7.03(a) could not be satisfied; or (ii) Parent or Merger Sub is in breach of any of their covenants or agreements contained in this Agreement such that Section 7.03(b) could not be satisfied, and, with respect to both clause (i) and clause (ii), if curable, such breach has not been cured by the earlier of (x) within twenty (20) days after written notice thereof to Parent and (y) the Outside Date.
8.02   Manner of Exercise.   In the event of termination by Parent or the Company, or both, in accordance with Section 8.01, written notice thereof shall be given to the other party by the terminating party and this Agreement shall terminate.
8.03   Effect of Termination.   If this Agreement is terminated pursuant to Section 8.01, all further obligations and liabilities of the parties hereto under this Agreement will terminate and become void and of no force and effect, except that the rights and obligations in Section 6.07, Article VIII and Article IX will survive termination of this Agreement; provided that such termination shall have no effect on any liability of any party for any willful breach of this Agreement by such party occurring prior to such termination. For purposes of this Section 8.03, “willful breach” shall mean, with respect to any covenant or agreement set forth in this Agreement, an intentional action or omission by a party hereto that both (i) causes such party to be in material breach of such covenant or agreement and (ii) such party knows as the time of such intentional action or omission that such action or omission is, or would reasonably be expected to result in, a material breach of such covenant or agreement.
8.04   Waiver.   At any time prior to the Closing Date, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (iii) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
ARTICLE IX
MISCELLANEOUS
9.01   Survival.   The representations, warranties and covenants of the parties hereto contained herein shall not survive the Closing, except for those covenants contained herein that by their explicit terms apply or are to be performed in whole or in part after the Closing. There are no remedies available to the parties hereto with respect to any breach of the representations, warranties, covenants or agreements of the parties to this Agreement after the Closing, except for covenants explicitly to be performed in whole or in part after the Closing. Notwithstanding anything to the contrary elsewhere in this Agreement, no party shall, in any event, be liable to the other party for any consequential, special or punitive damages.
9.02   Notices.   All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:
(a)   If to Parent or Merger Sub, to:
AeroClean Technologies, Inc.
10455 Riverside Dr.
Palm Beach Gardens, Florida 33410
Attn:
Ryan Tyler

E-mail:
rtyler@aeroclean.com

with a copy to:
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue; 31st Floor
New York, NY 10022
Attn:
Valerie Ford Jacob
Paul K. Humphreys

E-mail:
valerie.jacob@freshfields.com
paul.humphreys@freshfields.com

(b)   If to the Company to:
Molekule, Inc.
1301 Folsom Street
San Francisco, CA 94103
Attn:
Jonathan Harris

E-mail:
jonathan.harris@molekule.com

with a copy to:
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
Attn:
Cynthia Hess
Ethan Skerry
Jeremy Delman

E-mail:
chess@fenwick.com
ekerry@fenwick.com
jdelman@fenwick.com

or to such other address or addresses as the parties may from time to time designate in writing.
9.03   Annexes, Exhibits and Schedules.   All annexes, exhibits and schedules attached hereto, including the Disclosure Schedules, are hereby incorporated in and made a part of this Agreement as if set forth in full herein.
9.04   Expenses.   Except as otherwise provided herein, each party hereto shall pay its own expenses incident to this Agreement and the transactions contemplated herein.
9.05   Assignment; Successors and Assigns; No Third Party Rights.   Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of Law or otherwise, and any attempted assignment shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives, and nothing herein, express or implied, it intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, that the Company Indemnified Persons who are not otherwise party to this Agreement shall be third party beneficiaries of Section 6.12 and the Persons set forth in Section 9.14 shall be third party beneficiaries of Section 9.14.
9.06   Governing Law.   This Agreement, the rights and duties of the parties hereto, and any disputes (whether in contract, tort or statute) arising out of, under or in connection with this Agreement will be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.The parties hereto irrevocably and unconditionally submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware and, if such court does not have jurisdiction, then any other federal or state court located in Wilmington, Delaware, in any action arising out of or relating to this Agreement. The parties hereto irrevocably agree that the jurisdiction of such courts will be exclusive. Each party hereto hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding arising out of or relating to this Agreement that it is not subject to such jurisdiction, or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 9.02 or in such other manner as may be permitted by Law, will be valid and sufficient service thereof.
9.07   Waiver of Jury Trial.   To the extent not prohibited by applicable Law that cannot be waived, each of the parties hereto irrevocably waives any right it may have to trial by jury in respect of any action of any kind or description, whether in law or in equity, whether in contract or tort or otherwise, based on, arising out of, under or in connection with this Agreement, including but not limited to any course of conduct, course of dealing, verbal or written statement or action of any party hereto.
9.08   Titles and Headings.   The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.
9.09   Counterparts.   This Agreement may be executed in two or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page, including any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g. www.docusign.com), to this Agreement by facsimile or by e-mail in “portable document format” shall be effective as delivery of a mutually executed counterpart to this Agreement.
9.10   Entire Agreement.   This Agreement and the Ancillary Agreements constitute the entire agreement with respect to the subject matter contained herein and therein, and supersede all prior agreements and understandings, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Agreements, the Exhibits and the Schedules (other than an exception expressly set forth as such in the Schedules), the statements in the body of this Agreement shall control.
9.11   Severability.   If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

9.12   Specific Performance.   The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and it is accordingly agreed that the parties hereto will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court specified in Section 9.06, in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) any party hereto has an adequate remedy at Law or (y) an award of specific performance is not an appropriate remedy for any reason at Law or equity. Each party hereto further agrees that no party hereto shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtain any remedy referred to in this Section 9.12, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
9.13   Amendments.   This Agreement may be amended, at any time prior to the Effective Time, by an instrument in writing signed on behalf of Parent, Merger Sub and Company; provided, however, that (i) after the Parent Stockholder Approval is obtained, there shall be no amendment or waiver that, pursuant to applicable Law, requires further approval of the Parent Stockholders, without the receipt of such further approvals, and (ii) after the Company Stockholder Approval is obtained, there shall be no amendment or waiver that, pursuant to applicable Law, requires further approval of the Company Stockholders, without the receipt of such further approvals.
9.14   No Recourse.   Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Parent or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby. The provisions of this Section 9.14 are intended to be for the benefit of, and enforceable by, the Related Parties of the parties hereto and each such Person shall be a third-party beneficiary of this Section 9.14. This Section 9.14 shall be binding on all successors and assigns of parties hereto.
9.15   Schedules and Exhibits.   The Schedules shall be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify the representation or warranty set forth in the corresponding numbered or lettered Section or subsection of this Agreement, as well as (a) any other representation or warranty where such information is cross-referenced in the applicable part of the Disclosure Schedules; or (b) any other representation or warranty where it is reasonably apparent on the face of the disclosure (without reference to any document referred to therein) that such information qualifies such other representation and warranty of the Company or Parent, as applicable, in this Agreement. Certain information set forth in the Schedules is or may be included solely for informational purposes, is not material or an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules does not imply that such amounts (or higher or lower amounts) are or are not material, and no party hereto shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the parties hereto as to whether any obligation, item, or matter not described herein or included in the Schedules is or is not material for purposes of this Agreement.
[signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.
AEROCLEAN TECHNOLOGIES, INC.
By:
/s/ Ryan Tyler

Name: Ryan Tyler
Title:  Chief Financial Officer
AIR KING MERGER SUB INC.
By:
/s/ Ryan Tyler

Name: Ryan Tyler
Title:  Chief Financial Officer
MOLEKULE, INC.
By:
/s/ Jonathan Harris

Name: Jonathan Harris
Title:  Chief Executive Officer

ANNEX B
October 3, 2022
STRICTLY CONFIDENTIAL
The Board of Directors
AeroClean Technologies, Inc.
To the Board of Directors:
We understand that, pursuant to the terms and subject to the conditions of the Agreement and Plan of Merger (the “Agreement”) to be entered into by and among AeroClean Technologies, Inc. (“AERC”, the “Company”), Merger Sub (“Merger Sub”), a wholly-owned subsidiary of the Company, and Molekule, Inc. (“Molekule”, the “Target”), and as currently contemplated: (i) at the Effective Time, Merger Sub shall be merged with and into the Target (the “Merger”, the “Transaction”), with the Target being the surviving corporation following the Merger and the separate corporate existence of Merger Sub shall cease; (ii) at the Effective Time, the shares of Target Common Stock issued and outstanding immediately prior to the Effective Time (except with respect to Dissenting Shares and other shares to be cancelled pursuant to Section 3.01(c) of the Agreement) shall be converted automatically into, and the holders of such shares of Target Common Stock shall be entitled to receive, by virtue of the Merger, fully paid and nonassessable shares of Company Common Stock (the “Merger Consideration”) that shall result in such holders of Target Common Stock, in the aggregate, holding 49.5% of the outstanding shares of the Company Common Stock, and as a result of the Merger, at the Effective Time, the shares of Target Common Stock shall no longer be outstanding and shall cease to exist.
The board of directors of the Company (the “Board”) has requested that The Benchmark Company, LLC (“Benchmark”) provide a written opinion (the “Opinion”) to the Board as to whether the Merger Consideration to be paid by the Company in the Transaction is fair to the Company’s stockholders from a financial point of view.
In exchange for our services in rendering this Opinion, the Company has agreed to pay a fee to Benchmark, which is not contingent upon either the conclusion expressed herein or the consummation of the Transaction. The Company has also agreed to indemnify us against certain potential liabilities in connection with our services in rendering this Opinion and to reimburse us for certain of our expenses incurred in connection with our engagement with the Company. Benchmark has provided investment banking and advisory services to the Company in connection with its initial public offering in November 2021 and its private placement of securities in June 2022 for which we have received compensation. We may seek to provide other financial advisory or investment banking services to the Company and/or its affiliates and other participants in the Transaction in the future for which we may receive compensation.
This Opinion is addressed to, and is intended for the use, information and benefit of the Board (solely in their capacity as such) and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise.
The Benchmark Company, LLC - Member FINRA, SIPC
150 East 58th Street, 17th Floor, New York, NY 10155 - Tel: 212-312-6700

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Merger Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, the Target or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents, (vi) the solvency, creditworthiness or fair value of the Target, the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, (vii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the consideration or otherwise, (viii) the prices at which the Company Common Stock will trade at any time or as to the effect of the Merger on the trading prices of the Company Common Stock, or (ix) as to the potential effects of volatility in the credit, financial and stock markets on the Company or the Target or the Transaction. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Target, the Company, the Transaction or otherwise. The issuance of this Opinion was approved by a Benchmark committee authorized to approve opinions of this nature.
In arriving at this Opinion, we reviewed and considered such financial and other matters as we deemed relevant, including, among other things:
•
a draft of the Agreement and related schedules provided to us by the Company, dated October 1, 2022;

•
certain information relating to the historical, current and future operations, financial condition and prospects of the Target, made available to us by the Company, including financial statements for the year 2021 and the six months ended June 30, 2022, a preliminary balance sheet as of September 30, 2022, a “base case” financial model with projected financials for the calendar years 2022 – 2025 that we relied upon, and an “upside case” financial model with projected financials for the calendar years 2022 – 2025 that we reviewed but did not rely upon;

•
discussions with certain members of the management of the Company and Target and certain of the Company’s advisors and representatives regarding the business, operations, financial condition and prospects of the Target, the Transaction and related matters;

•
a certificate addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) on the Target provided to, or discussed with, us by or on behalf of the Company;

•
the current and historical market prices, trading characteristics and financial performance of the publicly traded securities of certain companies that we deemed to be relevant;

•
the publicly available financial terms of certain transactions that we deemed to be relevant; and

•
such other information, economic and market criteria and data, financial studies, analyses and investigations and such other factors as Benchmark deemed relevant.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company and Target has advised us, and we have assumed, that the “base case” financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Target and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Target since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. Benchmark has further relied upon the assurance of the management of the Company and Target that they are unaware of any facts that would make the information provided to Benchmark incomplete or misleading in any material respect. In connection with its review and arriving at this Opinion, Benchmark did not assume any responsibility for the independent verification of any of the foregoing information and relied on the completeness and accuracy as represented by the Company and Target. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any material respect from the version of the Agreement provided to us as identified above. In addition, Benchmark did not make any independent evaluation or appraisal of the assets or liabilities of the Company or the Target nor was Benchmark furnished with any such independent evaluations or appraisals. This Opinion is necessarily based upon financial, economic, market and other conditions as they existed on, and should be evaluated as of, the date hereof. Although subsequent developments might affect this Opinion, Benchmark does not have any obligation to update, revise or reaffirm this Opinion.
Benchmark has assumed that the Transaction will be consummated (i) on terms substantially similar to those set forth in the draft of the Agreement provided to us as identified above and (ii) in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this Opinion. Furthermore, the Company represented to Benchmark that the Transaction was negotiated by the parties on an arm’s length basis.
In the ordinary course of our business, Benchmark may have actively traded the equity or debt securities of the Company and may continue to actively trade such equity or debt securities. In addition, certain individuals who are employees of, or are affiliated with, Benchmark may have in the past and may currently be stockholders of the Company.
Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by the Company in the Transaction pursuant to the Agreement is fair to the Company’s stockholders from a financial point of view.
Very truly yours,
THE BENCHMARK COMPANY, LLC
By:
/s/ John J. Borer III

Name:
John J. Borer III

Title:
Senior Managing Director & Co-Head
of Investment Banking

ANNEX C
FORM OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF AEROCLEAN TECHNOLOGIES, INC.
AeroClean Technologies, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “General Corporation Law”), hereby certifies as follows:
1.
The name of the Corporation is AeroClean Technologies, Inc.

2.
The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 23, 2021 under its current name.

3.
This Amended and Restated Certificate of Incorporation was duly adopted by the board of directors (the “Board of Directors”) of the Corporation and by the stockholders of the Corporation in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law.

4.
Pursuant to Sections 242 and 245 of the General Corporation Law, the text of the Certificate of Incorporation of the Corporation is hereby amended and restated in its entirety to read as follows:

FORM OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
MOLEKULE, INC.
ARTICLE I
Name
The name of the corporation is Molekule, Inc. (the “Corporation”).
ARTICLE II
Registered Office and Registered Agent
The address of the registered office of the Corporation in the State of Delaware is 850 New Burton Road, Suite 201 in the City of Dover County of Kent, 19904. The name of the registered agent of the Corporation at such address is Cogency Global Inc.
ARTICLE III
Corporate Purpose
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “General Corporation Law”).
ARTICLE IV
Capital Stock
(1)   The total number of shares of all classes of stock that the Corporation shall have authority to issue is 121,000,000, of which 110,000,000 shall be shares of Common Stock of the Corporation, par value $0.01 per share (“Common Stock”), and 11,000,000 shall be shares of Preferred Stock, at a par value of $0.01 per share (“Preferred Stock”).
(2)   The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide, out of the unissued shares of Preferred Stock, for the issuance of one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The Corporation shall, from time to time and in accordance with applicable law, increase the number of authorized shares of Common Stock if at any time the number of shares of Common Stock remaining unissued and available for issuance shall not be sufficient to permit the conversion of any series of Preferred Stock that, as provided for or fixed pursuant to the provisions of this paragraph (2) of Article IV, is otherwise convertible into Common Stock.
ARTICLE V
Board of Directors
(1)   The business and affairs of the Corporation shall be managed by, or under the direction of, the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or this Certificate of Incorporation directed or required to be exercised or done by stockholders.

(2)   The Bylaws of the Corporation may fix and alter the number of directors and may prescribe the term of office, and from time to time the number of directors may be increased or decreased by amendment of the Bylaws of the Corporation; provided that in no case shall the number of directors be less than three.
(3)   Any director or the entire Board may be removed from office only for cause and only by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the total voting power of the outstanding shares of the capital stock of the Corporation entitled to vote in any annual election of directors, voting together as a single class.
(4)   Vacancies occurring on the Board for any reason, including, without limitation, vacancies occurring as a result of the death, resignation, retirement, disqualification or removal from office of a director, or the creation of new directorships that increase the number of directors, shall solely be filled by a majority vote of the directors then in office, even if the number of such directors is less than a quorum, or by a sole remaining director, or by the written consent of such directors as permitted by the General Corporation Law and as provided in the Bylaws of the Corporation, and shall not be filled by the stockholders.
(5)   At any meeting of stockholders at which directors are elected, directors shall be elected by a plurality of the voting power of the shares entitled to vote on the election of directors and present in person or by proxy at the meeting. Elections of directors of the Corporation need not be by written ballot, except and to the extent provided in the Bylaws of the Corporation.
(6)   To the fullest extent permitted by the General Corporation Law as it now exists and as it may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. For the avoidance of all doubt, notwithstanding any other provision in this Certificate of Incorporation, no amendment to, modification of or repeal of this paragraph (6) shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.
(7)   Nothing in this Article V shall be deemed to affect or restrict (i) any rights of the holders of any series of Preferred Stock to elect directors as provided for or fixed pursuant to the provisions of Article IV, or (ii) the ability of the Board to provide, pursuant to Article IV, for the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of any series of Preferred Stock, including with regard to those directors, if any, to be elected by the holders of any series of Preferred Stock.
ARTICLE VI
Interested Directors and Officers
(1)   No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of the Corporation’s directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because such director or officer is present at or participates in the meeting of the Board or committee thereof that authorizes the contract or transaction, or solely because his or her vote is counted for such purpose, if (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum, (ii) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders, or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee thereof or the stockholders.
(2)   Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

ARTICLE VII
Stockholder Action
(1)   The annual meeting of stockholders of the Corporation for the election of directors of the Corporation, and for the transaction of such other business as may properly come before such meeting, shall be held at such place, date and time as shall be fixed by the Board in its sole and absolute discretion.
(2)   Except as otherwise required by law, or as otherwise provided for or fixed pursuant to the provisions of Article IV with regard to the rights of holders of shares of one or more series of Preferred Stock, special meetings of stockholders of the Corporation may only be called by (i) the Board or (ii) the Chairman of the Board of the Corporation or the Chief Executive Officer of the Corporation.
(3)   Any previously scheduled meeting of the stockholders may be postponed to another date, time or place by resolution of the Board.
(4)   Except as otherwise provided for or fixed pursuant to the provisions of Article IV with regard to the rights of holders of shares of one or more series of Preferred Stock, no action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting; provided, however, that the taking of any action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders may be effected by written consent of stockholders in lieu of a meeting if such action and the taking of such action by written consent of stockholders in lieu of a meeting have each been expressly approved in advance by the Board.
ARTICLE VIII
Officers’ Liability
To the fullest extent permitted by the General Corporation Law as it now exists and as it may hereafter be amended, no officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer. For the avoidance of all doubt, notwithstanding any other provision in this Certificate of Incorporation, no amendment to, modification of or repeal of this Article VIII shall apply to or have any effect on the liability or alleged liability of any officer of the Corporation for or with respect to any acts or omissions of such officer occurring prior to such amendment or repeal. Solely for purposes of this Article VIII, “officer” shall have the meaning provided in Section 102(b)(7) of the General Corporation Law as it now exists and as it may hereafter be amended.
ARTICLE IX
Indemnification and Insurance
(1)   Each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter, a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is an alleged action in an official capacity as a director or officer or in another capacity for or at the request of the Corporation, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, excise taxes or penalties, including under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to serve in the capacity that initially entitled such person to indemnity hereunder and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (2) of this Article IX with respect to proceedings seeking to enforce rights to indemnification hereunder, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was specifically authorized by the Board. The right to indemnification conferred in this Article IX shall be a contract right that vests upon a person becoming a director or officer of the Corporation or upon a person serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the General Corporation Law requires, the payment of such expenses incurred by a director or officer of the Corporation in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article IX or otherwise. Notwithstanding the foregoing, subsequent to an indictment of, or the filing of a civil complaint by a U.S. federal or state governmental enforcement agency against, a director or officer of the Corporation (in any capacity, including as an employee or agent of another enterprise and service to an employee benefit plan) entitled to or receiving advancement of expenses, the Corporation may, subject to applicable law (including to the extent indemnification is required under Section 145(c) of the General Corporation Law), terminate, reduce or place conditions upon any future advancement of expenses (including with respect to costs, charges, attorneys’ fees, experts’ fees and other fees) incurred by such director or officer relating to his or her defense thereof if (i) such director or officer does not prevail at trial, enters into a plea arrangement, agrees to the entry of a final administrative or judicial order imposing sanctions on such director or officer or otherwise admits, in a legal proceeding, to the alleged violation resulting in the relevant indictment or complaint, or (ii) if the Corporation initiates an internal investigation and a determination is made (x) by the disinterested directors, even though less than a quorum, or (y) if there are no disinterested directors or the disinterested directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-maker at the time such determination is made demonstrate that such director or officer acted in a manner that is not indemnifiable by the Corporation. Any future indemnification or similar agreement entered into by the Corporation with any director or officer of the Corporation and that addresses the advancement of expenses shall contain restrictions substantially similar to the immediately preceding sentence.
(2)   If a claim under paragraph (1) of this Article IX is not paid in full by the Corporation within ninety (90) days after a written claim has been received by the Corporation, the claimant may, at any time thereafter, bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim. It shall be a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the General Corporation Law for the Corporation to indemnify the claimant for the amount claimed or, in the case of a claim regarding advancement of expenses, the Corporation has terminated, reduced or placed conditions upon advancement of expenses in accordance with paragraph (1) of this Article IX, but in each case, the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including the Board, a committee thereof, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law, nor an actual determination by the Corporation (including the Board, a committee thereof, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.
(3)   The right to indemnification and the advancement and payment of expenses conferred in this Article IX shall not be exclusive of any other right that any person may have or hereafter acquire under any law (common or statutory), provision of the Certificate of Incorporation of the Corporation, other bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

(4)   If this Article IX or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify and hold harmless each director or officer of the Corporation as to costs, charges and expenses (including attorneys’ fees, experts’ fees and other fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, to the full extent permitted by any applicable portion of this Article IX that shall not have been invalidated and to the full extent permitted by applicable law.
(5)   For the avoidance of all doubt, notwithstanding any other provision in this Certificate of Incorporation, no amendment to, modification of or repeal of any provision of this Article IX shall apply to or have any effect on the liability or alleged liability, or any right to indemnification or to advancement of expenses, of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment, except as otherwise consented to in writing by such director or officer.
(6)   The Board may, or may authorize one or more officers to, provide for the indemnification or advancement of expenses by the Corporation to any current or former employee or agent of the Corporation or any of the Corporation’s subsidiaries who would not otherwise have a right to indemnification or advancement of expenses pursuant to this Article IX and was or is made a party to or is threatened to be made a party to or is otherwise involved or threatened to be involved (including, without limitation, as a witness) in any proceeding, by reason of the fact that he or she is or was such an employee or agent or, while serving as an employee or agent, he or she is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or a partnership, joint venture, trust, nonprofit entity or other enterprise, including service with respect to an employee benefit plan, of such scope and effect and subject to such terms as determined by the Board or such officer or officers, in each case, as and to the extent permitted by applicable law.
(7)   The Corporation may purchase and maintain insurance on behalf of itself and any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under Section 145 of the General Corporation Law.
ARTICLE X
Bylaws
In furtherance and not in limitation of the powers conferred by the General Corporation Law, the Board shall expressly have the power to adopt, amend or repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board shall require the approval of a majority of the entire Board. The stockholders shall also have the power to adopt, amend or repeal the Bylaws of the Corporation, provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the then-outstanding voting stock of the Corporation, voting together as a single class, shall be required for the stockholders of the Corporation to amend, repeal or adopt any provision of the Bylaws of the Corporation.
ARTICLE XI
Amendment
(1)   The Corporation reserves the right to amend, alter, change or repeal any provisions contained in this Certificate of Incorporation in the manner now or hereafter prescribed by law, and all the provisions of this Certificate of Incorporation and, except as expressly provided otherwise in this Certificate of Incorporation, all rights conferred on stockholders, directors, officers, employees or agents of the Corporation in this Certificate of Incorporation are subject to this reserved power.
(2)   Notwithstanding anything contained in this Certificate of Incorporation to the contrary, and in addition to any affirmative vote of the holders of any particular class of stock of the Corporation required by applicable law or this Certificate of Incorporation, the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the then-outstanding voting stock of the Corporation, voting together as a single class, shall be required for the stockholders of the Corporation to amend, repeal or adopt any provisions of this Certificate of Incorporation inconsistent with Article V, paragraphs (2) and (4) of Article VII or this Article XI of this Certificate of Incorporation.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed by its Chief Executive Officer this [•] day of [•], [•].
By:
Name: Jason DiBona
Title:  Chief Executive Officer

ANNEX D

FORM OF
AMENDED & RESTATED BYLAWS
OF
MOLEKULE, INC.

D-i

D-ii

AMENDED & RESTATED BYLAWS
OF
MOLEKULE, INC.
ARTICLE I
OFFICES
Section 1.01.   Offices.   In addition to its registered office in the State of Delaware, Molekule, Inc. (the “Corporation”) may also have an office or offices at any other place or places within or without the State of Delaware as the Board of Directors of the Corporation (the “Board”) may from time to time determine or the business of the Corporation may from time to time require.
ARTICLE II
MEETINGS OF STOCKHOLDERS
Section 2.01.   Annual Meetings.   The annual meeting of stockholders of the Corporation for the election of directors of the Corporation, and for the transaction of such other business as may properly come before such meeting, shall be held at such place, date and time as shall be fixed by the Board pursuant to the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) and designated in the notice or waiver of notice of such annual meeting.
Section 2.02.   Special Meetings.   Special meetings of stockholders for any purpose or purposes may be called by the Board or the Chairman of the Board of the Corporation (the “Chairman”) or the Chief Executive Officer of the Corporation (the “Chief Executive Officer”), to be held at such place, date and time as shall be designated in the notice or waiver of notice thereof.
Section 2.03.   Notice of Meetings.   Except as otherwise provided by law, written notice of each annual or special meeting of stockholders stating the place, date and time of such meeting and, in the case of a special meeting, the purpose or purposes for which such meeting is to be held, shall be given personally, by internationally recognized overnight courier service, or by first-class mail (airmail in the case of international communications) to each recordholder of shares entitled to vote thereat, no less than ten (10) nor more than sixty (60) days before the date of such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears in the records of the Corporation. If sent by internationally recognized courier service, such notice shall be deemed to be given when deposited with such courier service, carriage and delivery prepaid, directed to the stockholder at such stockholder’s address as it appears in the records of the Corporation. If, prior to the time of mailing, the Secretary shall have received from any stockholder a written request that notices intended for such stockholder are to be mailed to some address other than the address that appears in the records of the Corporation, notices intended for such stockholder shall be mailed to the address designated in such request.
Section 2.04.   Waiver of Notice.   Notice of any annual or special meeting of stockholders need not be given to any stockholder who files a written waiver of notice with the Secretary, signed by the person entitled to notice, whether before or after such meeting. Neither the business to be transacted at, nor the purpose of, any meeting of stockholders need be specified in any written waiver of notice thereof. Attendance of a stockholder at a meeting, in person or by proxy, shall constitute a waiver of notice of such meeting, except when such stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the grounds that the notice of such meeting was inadequate or improperly given.
Section 2.05.   Postponements and Adjournments.   Whenever an annual or special meeting of stockholders is postponed to another date, time or place by the Board, notice need not be given of the postponed meeting if a public announcement of such postponement is made prior to the original date of the meeting. Whenever an annual or special meeting of stockholders is adjourned to another date, time or place, notice need not be given of the adjourned meeting if the date, time and place thereof are announced at the meeting at which the adjournment is taken. If the postponement or adjournment is for more than thirty (30) days, or if after the postponement or adjournment a new record date is fixed for the postponed or adjourned meeting, a notice of the postponed or adjourned meeting shall be given to each stockholder entitled to vote thereat. At any postponed or adjourned meeting, any business may be transacted that might have been transacted at the original meeting.
Section 2.06.   Quorum.   Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the recordholders of a majority of the shares entitled to vote thereat, present in person or by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders, whether annual or special. If, however, such quorum shall not be present in person or by proxy at any meeting of stockholders, the chairman of the meeting or the stockholders present and entitled to vote thereat may, by the vote of the recordholders of a majority of the shares held by such present stockholders, adjourn the meeting from time to time in accordance with Section 2.05 hereof until a quorum shall be present in person or by proxy.
Section 2.07.   Voting.   Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder that has voting power upon the matter in question, and any question brought before any such meeting shall be determined by the affirmative vote of the recordholders of a majority in voting power of the shares present in person or by proxy at the meeting and entitled to vote on such question.
Section 2.08.   Proxies.   Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy. Such proxy shall be filed with the Secretary before such meeting of stockholders, at such time as the Board may require. No proxy shall be voted or acted upon more than three (3) years from its date, unless the proxy provides for a longer period.
Section 2.09.   Nominations and Proposals.   (a) At any annual meeting of the stockholders, only such nominations of persons for election to the Board and such other business shall be conducted as shall have been properly brought before the meeting.
(b)   Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting.
(c)   To be properly brought before an annual meeting of stockholders, nominations or such other business must be: (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board or any committee thereof, (ii) otherwise properly brought before the meeting by or at the direction of the Board or any committee thereof, or (iii) otherwise properly brought before the meeting by a stockholder who is a stockholder of record of the Corporation at the time notice of such meeting is given, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.09. In addition, any proposal of business (other than the nomination of persons for election to the Board) must be a proper matter for stockholder action.
(d)   For business (including, but not limited to, director nominations) to be properly brought before an annual meeting by a stockholder, the stockholder or stockholders of record intending to propose the business (the “Proposing Stockholder”) must have given timely and proper notice thereof, in full compliance with this Section 2.09, in writing to the Secretary.
(e)   To be timely, a Proposing Stockholder’s notice of nominations or other business to be brought before an annual meeting must be delivered to or mailed and received by the Secretary at the principal executive offices of the Corporation:
(i)   With regard to notice of nominations or other business proposed to be brought before an annual meeting of stockholders to be held on a day that is not more than thirty (30) days in advance of the anniversary of the previous year’s annual meeting nor later than seventy (70) days after the anniversary of the previous year’s annual meeting, not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred and twentieth (120th) day, in advance of the anniversary of the previous year’s annual meeting;
(ii)   With regard to notice of nominations or other business proposed to be brought before any other annual meeting of stockholders, by the close of business on the tenth (10th) day following the public announcement of the date of such meeting.

In no event shall the public announcement of an adjournment or postponement of a meeting of stockholders commence a new notice time period (or extend any notice time period).
(f)   To be proper, a Proposing Stockholder’s notice must include:
(i)   as to each person whom the stockholder proposes to nominate for election as a director (A) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, (B) such person’s written consent to being named in the proxy statement as a nominee and to serve as a director if elected and (C) the information, written representation and agreement required to be delivered pursuant to Section 2.10;
(ii)   as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and
(iii)   as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:
(A)   the name and address of such stockholder, as they appear on the Corporation’s books, and of (1) such beneficial owner (if any) and (2) each Associated Person (as defined below) of each such stockholder and such beneficial owner;
(B)   the class or series and number of shares of capital stock of the Corporation that are, directly or indirectly, owned beneficially and of record by such stockholder and/or such beneficial owner, or by any Associated Person thereof;
(C)   a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing;
(D)   a description of any option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation (each of the foregoing, a “Derivative Instrument”), directly or indirectly owned or held beneficially by such stockholder, such beneficial owner and/or any Associated Person thereof;
(E)   a description of any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder and/or such beneficial owner, and any Associated Person thereof, has a right to vote any shares of any security of the Corporation;
(F)   a description of any short interest in any security of the Corporation held by such stockholder and/or such beneficial owner and any Associated Person thereof (for purposes of this Section 2.09(f), a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security);

(G)   a description of any rights to dividends on the shares of the Corporation owned beneficially by such stockholder and/or such beneficial owner, and any Associated Person thereof, that are separated or separable from the underlying shares of the Corporation;
(H)   a description of any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership or limited liability company in which such stockholder and/or such beneficial owner, and any Associated Person thereof, is a general partner or manager or, directly or indirectly, beneficially owns an interest in such general partner or manager;
(I)   a description of any performance-related fees (other than an asset-based fee) that such stockholder and/or such beneficial owner, and any Associated Person thereof, is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice;
(J)   a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination;
(K)   a representation as to whether the stockholder or the beneficial owner, if any, is or will be part of a group that intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (2) otherwise to solicit proxies from stockholders in support of such proposal or nomination; and
(L)   any other information relating to such stockholder and beneficial owner, if any, required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in an election contest pursuant to and in accordance with Section 14(a) of the Exchange Act and the rules and regulations promulgated thereunder.
With regard to the information required by items (B)-(I) of this Section 2.09(f)(iii), such information shall include, without limitation, any such information with regard to any members of such stockholder’s immediate family sharing the same household. The information required by this Section 2.09(f) shall be supplemented by such stockholder and beneficial owner, if any, not later than ten (10) days after the record date for the meeting to disclose such information as of the record date.
For the purposes of this Section 2.09(f), an “Associated Person” of any stockholder or beneficial owner means (1) any affiliate or person acting in concert with such stockholder or beneficial owner in relation to the nomination or proposal and (2) each director, officer, employee, general partner or manager of such stockholder or beneficial owner or any such affiliate or person with which such stockholder or beneficial owner is acting in concert in relation to the nomination or proposal.
(g)   The foregoing notice requirements of Section 2.09(f) shall be deemed satisfied by a stockholder with respect to business other than a nomination if the stockholder has notified the Corporation of his, her or its intention to present a proposal at an annual meeting in compliance with the applicable rules and regulations promulgated under Section 14(a) of the Exchange Act and such stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting.
(h)   In addition to the information required by the provisions of this Section 2.09 and the information, written representation and agreement required to be delivered pursuant to Section 2.10, the Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.
(i)   Notwithstanding anything in these Bylaws to the contrary: (i) no nominations shall be made and no business shall be conducted at any meeting of stockholders except in accordance with the procedures set forth in this Section 2.09; and (ii) unless otherwise required by law, if the Proposing Stockholder does not provide the information required under this Section 2.09 to the Corporation (or any such information provided should be found to be materially inaccurate) or the Proposing Stockholder (or a qualified representative of the Proposing Stockholder) does not appear at the meeting to present the proposed business or nominations, such business or nominations shall not be considered, notwithstanding that proxies in respect of such business or nominations may have been received by the Corporation. For purposes of this Section 2.09, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.
(j)   Except as otherwise provided by law, the chairman of any meeting of stockholders shall have the power and duty (i) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.09 and (ii) if any proposed nomination or business was not made or proposed in compliance with this Section 2.09, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted.
(k)   Notwithstanding the foregoing provisions of this Section 2.09, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 2.09; provided, however, that any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 2.09, and compliance with the provisions of this Section 2.09 shall be the exclusive means for a stockholder to make nominations or submit other business (other than matters brought properly under and in compliance with Rule 14a-8 of the Exchange Act, as may be amended from time to time). Nothing in this Section 2.09 shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to applicable rules and regulations promulgated under the Exchange Act or (ii) of the holders of any series of preferred stock to elect directors as provided for or fixed pursuant to any applicable provision of the Certificate of Incorporation.
Section 2.10.   Submission of Questionnaire, Representation and Agreement.   To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under the applicable sections of Section 2.09 above) to the Secretary at the principal executive offices of the Corporation a written and signed questionnaire (in the form customarily used by the Corporation for its directors) with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person:
(a)   is not and will not become a party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”), except as has been disclosed to the Board, or (ii) any Voting Commitment that could limit or interfere with such persons’ ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law;
(b)   is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Corporation, except as has been disclosed to the Board;
(c)   is not and will not become a party to any agreement, arrangement or understanding with any person or entity with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of any public company (other than the Corporation), except as has been disclosed to the Board;
(d)   in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation;
(e)   is not and will not serve as a director on the boards of more than two (2) other public companies, unless the Board has determined in advance that such simultaneous service will not impair his or her ability to effectively serve on the Board; and
(f)   will promptly tender his or her resignation to the Board in the event that, at any time he or she is serving as a director of the Corporation, (i) any of the above representations are found by the Board to have been false at the time such representation was made or (ii) any of the above representations are found by the Board to have become false thereafter.
ARTICLE III
BOARD
Section 3.01.   General.   The business and affairs of the Corporation shall be managed by the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, the Certificate of Incorporation or these Bylaws directed or required to be exercised or done by stockholders. Directors need not be stockholders of the Corporation.
Section 3.02.   Number.   The total number of directors shall be not less than three (3) nor more than nine (9), as such shall be fixed within these limits from time to time by the Board.
Section 3.03.   Resignation.   Any director may resign at any time by delivering his written resignation to the Board, the Chairman or the Secretary.Such resignation shall take effect at the time specified in such notice or, if the time be not specified, upon receipt thereof by the Board, the Chairman or the Secretary, as the case may be.
Section 3.04.   Meetings.
(a) Annual Meetings.   As soon as practicable after each annual election of directors by the stockholders, the Board shall meet for the purpose of organization and the transaction of other business, unless it shall have transacted all such business by written consent pursuant to Section 3.06 hereof.
(b)   Other Meetings.   Other meetings of the Board shall be held at such times as the Chairman, the Secretary or a majority of the Board shall from time to time determine.
(c)   Notice of Meetings.   The Secretary shall give written notice to each director of each meeting of the Board, which notice shall state the place, date, time and purpose of such meeting. Notice of each such meeting shall be given to each director, if by mail, addressed to him or her at his or her residence or usual place of business, at least three (3) days before the day on which such meeting is to be held, or shall be sent to him or her at such place by telecopy, facsimile, electronic mail or other form of recorded communication, or be delivered personally or by an internationally recognized courier service or by telephone, not later than the day before the day on which such meeting is to be held. A written waiver of notice, signed by the director entitled to notice, whether before or after the time of the meeting referred to in such waiver, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any meeting of the Board need be specified in any written waiver of notice thereof. Attendance of a director at a meeting of the Board shall constitute a waiver of notice of such meeting, except as provided by law.
(d)   Place of Meetings.   The Board may hold its meetings at such place or places within or without the State of Delaware as the Board or the Chairman may from time to time determine, or as shall be designated in the respective notices or waivers of notice of such meetings.

(e)   Quorum and Manner of Acting.   A majority of the total number of directors then in office shall be present in person at any meeting of the Board in order to constitute a quorum for the transaction of business at such meeting, and the vote of a majority of those directors present at any such meeting at which a quorum is present shall be necessary for the passage of any resolution or act of the Board, except as otherwise expressly required by law, the Certificate of Incorporation or these Bylaws. In the absence of a quorum for any such meeting, a majority of the directors present thereat may adjourn such meeting from time to time until a quorum shall be present.
(f)   Organization.   At each meeting of the Board, one of the following shall act as chairman of the meeting and preside, in the following order of precedence:
(1)   the Chairman;
(2)   the Chief Executive Officer;
(3)   any director chosen by a majority of the directors present.
The Secretary or, in the case of the Secretary’s absence, any person (who shall be an Assistant Secretary (as defined below), if an Assistant Secretary is present) whom the chairman of the meeting shall appoint shall act as secretary of such meeting and keep the minutes thereof.
Section 3.05.   Committees of the Board.   The Board may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of one or more directors. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another director to act at the meeting in the place of any such absent or disqualified member; provided, however, that any director so appointed must be found by such committee to meet the qualifications, if any, for service on such committee, including any requirement of independence. Any committee of the Board, to the extent provided in the resolution of the Board designating such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it; provided, however, that no such committee shall have such power or authority in reference to amending the Certificate of Incorporation (except that such a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board, as provided in Section 151(a) of the General Corporation Law of the State of Delaware (the “General Corporation Law”), fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation under Sections 251, 252, 254, 255, 256, 257, 258, 263 or 264 of the General Corporation Law, recommending to the stockholders the sale, lease or exchange of all or substantially all the Corporation’s property and assets, recommending to the stockholders a dissolution of the Corporation or the revocation of a dissolution or amending these Bylaws; provided further, however, that, unless expressly so provided in the resolution of the Board designating such committee, no such committee shall have the power or authority to declare a dividend, to authorize the issuance of stock or to adopt a certificate of ownership and merger pursuant to Section 253 of the General Corporation Law. Each committee of the Board shall keep regular minutes of its proceedings and report the same to the Board when so requested by the Board.
Section 3.06.   Directors’ Consent in Lieu of Meeting.   Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, without prior notice and without a vote, if a consent in writing or by electronic transmission, setting forth the action so taken, shall be signed by all the members of the Board or such committee and such consent or electronic transmission is filed with the minutes of the proceedings of the Board or such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 3.07.   Action byMeans of Telephone or Similar Communications Equipment.   Any one or more members of the Board, or of any committee thereof, may participate in a meeting of the Board or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.
Section 3.08.   Compensation.   Unless otherwise restricted by the Certificate of Incorporation, the Board may determine the compensation of directors. In addition, as determined by the Board, directors may be reimbursed by the Corporation for their expenses, if any, in the performance of their duties as directors. No such compensation or reimbursement shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.
ARTICLE IV
OFFICERS
Section 4.01.   Officers.   The officers of the Corporation shall be chosen by the Board and may include the Chief Executive Officer, a president (the “President”), a chief financial officer (the “Chief Financial Officer”), a secretary (the “Secretary”) and a treasurer (the “Treasurer”). Officers of the Corporation may include one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers (each as defined below) and such other officers as the Board may establish. Any two or more offices may be held by the same person.
Section 4.02.   Authority and Duties.   All officers shall have such authority and perform such duties in the management of the Corporation as may be provided in these Bylaws or, to the extent not so provided, by resolution of the Board.
Section 4.03.   Term of Office, Resignation and Removal.   (a) Each officer shall be appointed by the Board and shall hold office for such term as may be determined by the Board. Each officer shall hold office until such officer’s successor has been appointed and qualified or such officer’s earlier death or resignation or removal in the manner hereinafter provided. The Board may require any officer to give security for the faithful performance of such officer’s duties.
(b)   Any officer may resign at any time by giving written notice to the Board, the Chairman, the Chief Executive Officer or the Secretary. Such resignation shall take effect at the time specified in such notice or, if the time be not specified, upon receipt thereof by the Board, the Chairman, the Chief Executive Officer or the Secretary, as the case may be.
(c)   All officers and agents appointed by the Board shall be subject to removal, with or without cause, at any time by the Board.
Section 4.04.   Vacancies.   Any vacancy occurring in any office of the Corporation, for any reason, shall be filled by action of the Board. Unless earlier removed pursuant to Section 4.03 hereof, any officer appointed by the Board to fill any such vacancy shall serve only until such time as the unexpired term of such officer’s predecessor expires unless reappointed by the Board.
Section 4.05.   The Chairman.   The Chairman shall have the power to call special meetings of stockholders, to call special meetings of the Board and, if present, to preside at all meetings of stockholders and all meetings of the Board. The Chairman shall perform all duties incident to the office of Chairman of the Board and all such other duties as may from time to time be assigned to the Chairman by the Board or these Bylaws.
Section 4.06.   The Chief Executive Officer.   The Chief Executive Officer shall have general and active management and control of the business and affairs of the Corporation, subject to the control of the Board, and shall see that all orders and resolutions of the Board are carried into effect. The Chief Executive Officer shall perform all duties incident to the office of the Chief Executive Officer and all such other duties as may from time to time be assigned to the Chief Executive Officer by the Board or these Bylaws.
Section 4.07.   The President.   The President, subject to the authority of the Chief Executive Officer, shall have primary responsibility for, and authority with respect to, the management of the day-to-day business affairs of the Corporation, to the extent prescribed by the Chief Executive Officer. The President shall perform all duties incident to the office of President and all such other duties as may from time to time be assigned to the President by the Board, the Chief Executive Officer or these Bylaws.
Section 4.08.   Vice Presidents.   Vice Presidents of the Corporation (“Vice Presidents”), if any, in order of their seniority or in any other order determined by the Board, shall generally assist the President and perform such other duties as the Board, the Chief Executive Officer or the President shall prescribe and, in the absence or disability of the President, shall perform the duties and exercise the powers of the President.
Section 4.09.   The Secretary.   The Secretary of the Corporation shall, to the extent practicable, attend all meetings of the Board and all meetings of stockholders and shall record all votes and the minutes of all proceedings in a book to be kept for that purpose and shall perform the same duties for any committee of the Board when so requested by such committee. The Secretary shall give or cause to be given notice of all meetings of stockholders and of the Board, shall perform such other duties as may be prescribed by the Board, the Chairman and the Chief Executive Officer and shall act under the supervision of the Chairman. The Secretary shall keep in safe custody the seal of the Corporation and affix the same to any instrument that requires that the seal be affixed to it and which shall have been duly authorized for signature in the name of the Corporation, and when so affixed, the seal shall be attested by the Secretary’s signature or by the signature of the Treasurer of the Corporation or an Assistant Secretary or Assistant Treasurer of the Corporation. The Secretary shall keep in safe custody the certificate books and stockholder records and such other books and records of the Corporation as the Board, the Chairman or the Chief Executive Officer may direct and shall perform all other duties incident to the office of Secretary and such other duties as from time to time may be assigned to the Secretary by the Board, the Chairman or the Chief Executive Officer.
Section 4.10.   Assistant Secretaries.   Assistant Secretaries of the Corporation (“Assistant Secretaries”), if any, in order of their seniority or in any other order determined by the Board, shall generally assist the Secretary and perform such other duties as the Board or the Secretary shall prescribe and, in the absence or disability of the Secretary, shall perform the duties and exercise the powers of the Secretary.
Section 4.11.   Chief Financial Officer.   The Chief Financial Officer shall be the principal financial officer of the Corporation and shall have such powers and perform such duties as may be assigned by the Board, the Chairman or the Chief Executive Officer.
Section 4.12.   The Treasurer.   The Treasurer shall have the care and custody of all the funds of the Corporation and shall deposit such funds in such banks or other depositories as the Board, or any officer or officers, or any officer and agent jointly, duly authorized by the Board, shall, from time to time, direct or approve. The Treasurer shall disburse the funds of the Corporation under the direction of the Board and the Chief Executive Officer. The Treasurer shall keep a full and accurate account of all moneys received and paid on account of the Corporation and shall render a statement of the Treasurer’s accounts whenever the Board, the Chairman or the Chief Executive Officer shall so request. The Treasurer shall perform all other necessary actions and duties in connection with the administration of the financial affairs of the Corporation and shall generally perform all the duties usually appertaining to the office of treasurer of a corporation. When required by the Board, the Treasurer shall give bonds for the faithful discharge of the Treasurer’s duties in such sums and with such sureties as the Board shall approve.
Section 4.12.   Assistant Treasurers.   Assistant Treasurers of the Corporation (“Assistant Treasurers”), if any, in order of their seniority or in any other order determined by the Board, shall generally assist the Treasurer and perform such other duties as the Board or the Treasurer shall prescribe and, in the absence or disability of the Treasurer, shall perform the duties and exercise the powers of the Treasurer.
ARTICLE V
CHECKS, DRAFTS, NOTES AND PROXIES
Section 5.01.   Checks, Drafts and Notes.   All checks, drafts and other orders for the payment of money, notes and other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall be determined, from time to time, by resolution of the Board.

Section 5.02.   Execution of Proxies.   The Chairman, the Chief Executive Officer, the President or any Vice President may authorize, from time to time, the execution and issuance of proxies to vote shares of stock or other securities of other corporations held of record by the Corporation and the execution of consents to action taken or to be taken by any such corporation. All such proxies and consents, unless otherwise authorized by the Board, shall be signed in the name of the Corporation by the Chairman, the Chief Executive Officer, the President or any Vice President.
ARTICLE VI
SHARES AND TRANSFERS OF SHARES
Section 6.01.   Certificates Evidencing Shares.   Shares may be evidenced by certificates in such form or forms as shall be approved by the Board. Certificates shall be issued in consecutive order and shall be numbered in the order of their issue and shall be signed by the Chairman, the President or any Vice President and by the Secretary, any Assistant Secretary, the Treasurer or any Assistant Treasurer. If such a certificate is manually signed by one such officer, any other signature on the certificate may be a facsimile. In the event any such officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to hold such office or to be employed by the Corporation before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such officer had held such office on the date of issue.
Section 6.02.   Stock Ledger.   A stock ledger in one or more counterparts shall be kept by the Secretary, in which shall be recorded the name and address of each person, corporation or other entity owning the shares evidenced by each certificate evidencing shares issued by the Corporation, the number of shares evidenced by each such certificate, the date of issuance thereof and, in the case of cancellation, the date of cancellation. Except as otherwise expressly required by law, the person in whose name shares stand on the stock ledger of the Corporation shall be deemed the owner and recordholder of such shares for all purposes.
Section 6.03.   Transfers of Shares.   Registration of transfers of shares shall be made only in the stock ledger of the Corporation upon request of the registered holder of such shares, or of his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary, and upon the surrender of the certificate or certificates evidencing such shares properly endorsed or accompanied by a stock power duly executed, together with such proof of the authenticity of signatures as the Corporation may reasonably require.
Section 6.04.   Addresses of Stockholders.   Each stockholder shall designate to the Secretary an address at which notices of meetings and all other corporate notices may be served or mailed to such stockholder, and, if any stockholder shall fail to so designate such an address, corporate notices may be served upon such stockholder by mail directed to the mailing address, if any, as the same appears in the stock ledger of the Corporation or at the last known mailing address of such stockholder.
Section 6.05.   Lost, Destroyed and Mutilated Certificates.   Each recordholder of shares shall promptly notify the Corporation of any loss, destruction or mutilation of any certificate or certificates evidencing any share or shares of which such recordholder is the recordholder. The Board may, in its discretion, cause the Corporation to issue a new certificate in place of any certificate theretofore issued by it and alleged to have been mutilated, lost, stolen or destroyed, upon the surrender of the mutilated certificate or, in the case of loss, theft or destruction of the certificate, upon satisfactory proof of such loss, theft or destruction, and the Board may, in its discretion, require the recordholder of the shares evidenced by the lost, stolen or destroyed certificate or such recordholder’s legal representative to give the Corporation a bond sufficient to indemnify the Corporation against any claim made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.
Section 6.06.   Regulations.   The Board may make such other rules and regulations as it may deem expedient, not inconsistent with these Bylaws, concerning the issue, transfer and registration of certificates evidencing shares.
Section 6.07.   Fixing Date for Determination of Stockholders of Record.   In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to, or to dissent from, corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other such action. A determination of the stockholders entitled to notice of or to vote at a meeting of stockholders shall apply to any postponement or adjournment of such meeting; provided, however, that the Board may fix a new record date for the postponed or adjourned meeting.
Section 6.08.   Lock-Up.   (a) The holders (together with any Permitted Transferees (as defined below), the “Lock-Up Holders”) of: (i) shares of common stock of the Corporation issued as consideration pursuant to the Merger (as defined in the Merger Agreement) other than such shares issued to holders of Company Warrants (as defined in the Merger Agreement); (ii) any Parent RSU Awards (as described in the Merger Agreement); or (iii) shares of common stock of the Corporation underlying the Parent RSU Awards (all such securities described in clauses (i) through (iii), the “Lock-Up Shares”), in each case of (i), (ii) and (iii) below, will not:
(i)   offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of (collectively, a “Disposition”) any of the Lock-Up Shares during the Lock-Up Period (as defined below) without the prior written consent of the Board,
(ii)   exercise or seek to exercise or effectuate in any manner any rights of any nature that any Lock-Up Holder has or may have hereafter to require the Corporation to register under the Securities Act of 1933, as amended (the “Act”) any Lock-Up Holder’s sale, transfer or other disposition of any of the Lock-Up Shares or other securities of the Corporation held by any Lock-Up Holder, or to otherwise participate as a selling securityholder in any manner in any registration or qualification effected by the Corporation under the Act or
(iii)   engage in any hedging, collar (whether or not for any consideration) or other transaction (including any short sale or any purchase, sale or grant of any right (including any put or call option or reversal or cancellation thereof) with respect to any Lock-Up Shares or with respect to any security (other than a broad- based market basket or index) that includes, relates to or derives any significant part of its value from Lock-Up Shares) that is designed to or reasonably expected to lead or result in a Disposition of Lock-Up Shares during the Lock-Up Period, even if such Lock-Up Shares would be disposed of by someone other than a Lock-Up Holder during the Lock-Up Period, without the prior written consent of the Board (which written consent may be granted by the Board in its sole discretion at any time) (the restrictions set forth in this Section 6.08, the “Lock-Up”). The Lock-Up Securities shall carry appropriate legends indicating the restrictions on Transfer imposed by this Section 6.08, including as required by Section 151(f) of the Delaware General Corporation Law in respect to uncertificated stock.
(b)   Notwithstanding the provisions set forth in Section 6.08(a), a Lock-Up Holder may make a Disposition during the Lock-Up Period in the following circumstances: (i) transfers of shares of capital stock of the Corporation which the Lock-Up Holder purchased in the public market; (ii) any exercise of stock options granted pursuant to the Corporation’s equity incentive plans (but not the sale of the shares so acquired); (iii) any exercise, exchange or conversion of any warrant to acquire shares of capital stock of the Corporation or any other security convertible into or exchangeable for shares of capital stock of the Corporation (but not the sale of any shares so acquired); (iv) transfers of shares of capital stock of the Corporation as a bona fide gift or gifts; (v) transfers or dispositions of shares of capital stock of the Corporation or any securities convertible into, or exercisable or exchangeable for such capital stock to any trust for the direct or indirect benefit of the Lock-Up Holder or the immediate family of the Lock-Up Holder in transactions not involving a disposition for value; (vi) transfers or dispositions of shares of capital stock of the Corporation or any securities convertible into, or exercisable or exchangeable for such capital stock to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held by the Lock-Up Holder or the immediate family of the Lock-Up Holder in a transaction not involving a disposition for value; (vii) transfers or dispositions of shares of capital stock of the Corporation or any securities convertible into, or exercisable or exchangeable for such capital stock by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the Lock-Up Holder; or (viii) distributions of shares of capital stock of the Corporation or any securities convertible into, or exercisable or exchangeable for, such capital stock to partners, members, stockholders or other equityholders of the Lock-Up Holder; provided, however, that any recipient of Lock-Up Shares pursuant to clauses (i), (iv), (v), (vi), (vii), and (viii) of this Section 6.08(b) shall continue to be bound by the lock-up provisions of this Section 6.08.
(c)   The Corporation may, from time to time, establish such policies and procedures relating to the general administration of the Lock-Up as it may deem necessary or advisable in its sole discretion. The Corporation may, from time to time, request from Lock-Up Holders such certifications, affidavits or other proof to the Corporation as it deems necessary to determine whether a proposed Disposition of Lock-Up Shares is permitted under Section 6.08(b) hereunder. Any such determination by the Corporation shall be conclusive and binding and the Corporation shall have no liability to any Lock-Up Holder in connection with the administration of the Lock-Up.
(d)   Notwithstanding the other provisions set forth in this Section 6.08, the Board may, in its sole discretion, determine to waive, amend, or repeal the lock-up obligations set forth herein.
(e)   For purposes of this Section 6.08:
“Closing Date” shall have the meaning assigned thereto in the Merger Agreement.
“Lock-Up Period” means the period beginning on the Closing Date and ending at 11:59 pm Eastern Time on the date that is six months after the Closing Date.
“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of October 3, 2022 (as it may be amended or otherwise modified from time to time), by and among AeroClean Technologies, Inc., a Delaware corporation, Air King Merger Sub, Inc., a Delaware corporation and Molekule, Inc., a Delaware corporation.
“Permitted Transferees” means, prior to the expiration of the Lock-Up Period, any person or entity to whom such Lock-Up Holder is permitted to make a Disposition of Lock-Up Shares pursuant to Section 6.08(b).
ARTICLE VII
SEAL
Section 7.01.   Seal.   The Board may approve and adopt a corporate seal, which shall be in the form of a circle and shall bear the full name of the Corporation, the year of its incorporation and the words “Corporate Seal Delaware”.
ARTICLE VIII
FISCAL YEAR
Section 8.01.   Fiscal Year.   The fiscal year of the Corporation shall end on the thirty-first day of December of each year unless changed by resolution of the Board.
ARTICLE IX
FORUM AND VENUE
Section 9.01.   Forum and Venue.   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders; or (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the certificate of incorporation or the bylaws of the Corporation; or (iv) any action asserting a claim governed by the internal affairs doctrine; in each case subject to said court having personal jurisdiction over the indispensable parties named as defendants therein. If any action the subject matter of which is within the scope of this Section 9.01 is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce this Section 9.01 (an “Enforcement Action”); and (y) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 9.01.
ARTICLE X
AMENDMENTS
Section 10.01.   Amendments.   No Bylaw (including these Bylaws) may be altered, amended or repealed except by the requisite vote of the Board or the stockholders pursuant to the Certificate of Incorporation.
ARTICLE XI
CERTAIN DEFINITIONS
Section 11.01.   Certain Definitions.   As used in these Bylaws, the following terms shall have the meanings indicated in this Section 11.01:
(a)   “Public announcement” shall mean an announcement: (i) made by a press release posted on the Corporation’s website or reported by the Dow Jones News Service, Associated Press or other national news service, or (ii) in a document publicly filed by the Corporation with the Securities and Exchange Commission;
(b)   “Business day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York are generally authorized or obligated by law or executive order to close.
(c)   “Close of business” on any given date shall mean 5:00 p.m., New York City time on such date, or, if such date is not a business day, 5:00 p.m. New York City time on the next succeeding business day.

ANNEX E
FORM OF SUPPORT AGREEMENT
This SUPPORT AGREEMENT (this “Agreement”) is entered into as of [•], 2022, by and among AeroClean Technologies, Inc., a Delaware corporation (“Parent”), Molekule, Inc., a Delaware corporation (the “Company”), and [•] (the “Shareholder”). Each of Parent, the Company and the Shareholder are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement (defined below).
RECITALS
WHEREAS, on October 3, 2022, Parent, Air King Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”) and the Company, entered into that certain Agreement and Plan of Merger (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, becoming a wholly-owned Subsidiary of Parent;
WHEREAS, at the Effective Time, each share of Company Common Stock will be converted automatically into the right to receive Parent Common Stock on the terms and subject to the conditions set forth in the Merger Agreement;
WHEREAS, Section 4.2 of the Company’s Restated Certificate of Incorporation, dated as of May 19, 2022 (the “Charter”), provides for the mandatory conversion (the “Conversion”) of the Company Series 1 Preferred Stock into shares of Company Common Stock upon the vote or written consent of the Requisite Holders (as defined in the Charter), the Company Stockholders entering into Support Agreements in connection with the Merger constitute the Requisite Holders and, following receipt of the consent of the Requisite Holders and prior to the Effective Time, each share of Company Series 1 Preferred Stock shall be converted into one share of Company Common Stock;
WHEREAS, Section 6.1 of the Charter provides for the redemption of the Company Series 2 Preferred Stock upon the Conversion, and each share of Company Series 2 Preferred Stock shall be redeemed by the Company at a price per share equal to $0.0001 upon the Conversion;
WHEREAS, as of the date hereof, the Shareholder is the record and beneficial owner of the number and type of shares of Company Common Stock and Company Preferred Stock set forth on Schedule A hereto (together with (i) any other shares of capital stock of the Company that the Shareholder acquires record or beneficial ownership after the date hereof and (ii) any shares of capital stock of the Company with respect to which the Shareholder has or acquires voting power, collectively, the “Covered Company Shares”); and
WHEREAS, in consideration for the benefits to be received by the Shareholder under the terms of the Merger Agreement, the Shareholder agrees to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement.
NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:
AGREEMENT
1.   Agreement to Vote.
(a)   Shareholder, solely in its capacity as a Company Stockholder, irrevocably and unconditionally agrees (until the termination of this Agreement in accordance with its terms), and agrees to cause any other holder of record of any of the Shareholder’s Covered Company Shares, to validly execute and deliver to the Company in respect of all of the Shareholder’s Covered Company Shares, on or as

promptly as reasonably practicable (and in any event within two (2)Business Days) following the time at which (x) the Registration Statement is declared effective under the Securities Act and (y) the Company requests such delivery, a written consent in respect of all of the Shareholder’s Covered Company Shares approving the Merger, the Merger Agreement, the Transaction Agreements, the other transactions contemplated thereby and any other matters necessary or reasonably requested by the Company to implement the foregoing. In addition, the Shareholder, in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees (until the termination of this Agreement in accordance with its terms) that, at any other meeting of the Company Stockholders (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of Company Stockholders, such Shareholder shall, and shall cause any other holder of record of any of such Shareholder’s Covered Company Shares to:
(i)   when such meeting is held, appear at such meeting or otherwise cause the Shareholder’s Covered Company Shares to be counted as present thereat for the purpose of establishing a quorum;
(ii)   vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of such Shareholder’s Covered Company Shares owned as of the record date for such meeting (or the date that any written consent is executed by such Company Stockholder) in favor of the Merger, the Merger Agreement, the Transaction Agreements, the other transactions contemplated thereby and any other matters necessary or reasonably requested by the Company to implement the foregoing;
(iii)   in any other circumstances upon which a vote, consent or other approval of the Company Stockholders is required under the Company Organizational Documents or otherwise sought, in each case, with respect to the Merger, the Merger Agreement, the Transaction Agreements or the other transactions contemplated by the Merger Agreement or the Transaction Agreements, vote, consent or approve (or cause to be voted, consented or approved) all of such Shareholder’s Covered Company Shares held at such time in favor thereof; and
(iv)   vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly cause such consent to be granted with respect to), all of such Shareholder’s Covered Company Shares against (i) any transaction concerning any merger, consolidation, combination, sale or transfer of ownership interests and/or assets of the Company, recapitalization, dissolution, liquidation or winding up of or by the Company or similar transaction (other than the Merger); (ii) any proposal that would result in a material change in the business, management or the board of directors of the Company; and (iii) any proposal, action or agreement that would be reasonably expected to, in any manner, (A) impede, delay, frustrate, prevent or nullify any provision of this Agreement, the Merger Agreement, the Transaction Agreements or the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement, (C) change in any manner the voting rights of any outstanding class of capital stock of the Company or (D) result in any of the conditions set forth in Article VII of the Merger Agreement not being fulfilled.
(b)   The obligations of the Shareholder specified in this Section 1 shall apply whether or not the Merger, or any action described above, is recommended by the board of directors of the Company or the board of directors of the Company has previously recommended the Merger but changed such recommendation.
2.   Other Covenants and Agreements.
(a)   The Shareholder hereby agrees that, notwithstanding anything to the contrary in any such agreement, with respect to each such agreement to which the Shareholder is a party (i) each of the agreements set forth on Schedule B hereto shall be automatically terminated and of no further force and effect (including any provisions of any such agreement that, by its terms, survive such termination) effective as of, and subject to and conditioned upon the occurrence of, the Closing and (ii) upon such termination none of the Shareholder, the Company nor any of their respective Affiliates (including, from and after the Effective Time, Parent and its Affiliates) shall have any further obligations or liabilities under each such agreement. Without limiting the generality of the foregoing, each of the Parties hereby agrees to promptly execute and deliver all additional agreements, documents and instruments and take, or cause to be taken, all actions necessary or reasonably advisable in order to achieve the purpose of the preceding sentence.
(b)   The Shareholder shall be bound by and subject to (i) Section 6.07 (Public Announcements) of the Merger Agreement and (ii) Section 6.06 (No Parent Common Stock Transactions) of the Merger Agreement to the same extent as such provision applies to the parties to the Merger Agreement, as if the Shareholder is directly party thereto. Notwithstanding anything in this Agreement to the contrary, (x) the Shareholder shall not be responsible for the actions of the Company or the board of directors of the Company (or any committee thereof) or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the “Company Related Parties”), including with respect to any of the matters contemplated by this Section 2(b), (y) the Shareholder is not making any representations or warranties with respect to the actions of any of the Company Related Parties, and (z) any breach by the Company of its obligations under the Merger Agreement shall not be considered a breach of this Section 2(b) (it being understood for the avoidance of doubt that the Shareholder shall remain responsible for any breach by it of this Section 2(b)).
(c)   The Shareholder acknowledges and agrees that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for the Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement, Parent and Merger Sub would not have entered into or agreed to consummate the transactions contemplated by the Merger Agreement.
(d)   The Shareholder hereby waives, and agrees not to exercise or assert, if applicable, and agrees to cause any record holder of its Covered Company Shares to waive and not to exercise or assert, if applicable, any rights of appraisal, including under Section 262 of the DGCL, or any other rights to dissent from the Merger that the Shareholder may have under applicable Law. The Shareholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action, derivative or otherwise, against the Company, Merger Sub, Parent or any of their respective Subsidiaries or successors: (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing); or (b) to the fullest extent permitted under applicable Law, alleging a breach of any duty of the Board of Directors of the Company or Parent in connection with the Merger Agreement, this Agreement, the Transaction Agreements, or the transactions contemplated thereby or hereby.
(e)   The Shareholder consents to the Conversion, pursuant to which each share of Company Series 1 Preferred Stock shall be converted into one share of Company Common Stock.
(f)   The Shareholder consents to the redemption, immediately prior to the Closing, of each share of Company Series 2 Preferred Stock for nominal consideration.
3.   Shareholder Representations and Warranties.   The Shareholder represents and warrants to Parent as follows:
(a)   The Shareholder is a limited liability company, limited partnership or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the laws of its jurisdiction of formation or organization (as applicable).
(b)   The Shareholder has the requisite corporate, limited liability company, limited partnership or other similar power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations hereunder that relate to the provisions of the Merger Agreement), and to consummate the transactions contemplated hereby or thereby. The execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of the Shareholder. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid, legal and binding agreement of the Shareholder (assuming that this Agreement is duly authorized, executed and delivered by Parent), enforceable against the Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other applicable Law affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
(c)   No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the Shareholder with respect to the Shareholder’s execution, delivery or performance of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Merger Agreement) or the consummation of the transactions contemplated hereby, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.
(d)   None of the execution or delivery of this Agreement by the Shareholder, the performance by the Shareholder of any of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Merger Agreement) or the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time, or both) (i) result in any breach of any provision of the Shareholder’s organizational and governing documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which the Shareholder is a party, (iii) violate, or constitute a breach under, any order or applicable Law to which the Shareholder or any of its properties or assets are bound or (iv) other than the restrictions contemplated by this Agreement, result in the creation of any Lien upon the Covered Company Shares, except, in the case of any of clause (ii) and clause (iii) above, as would not adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.
(e)   The Shareholder is the record and beneficial owner of the Covered Company Shares and has valid, good and marketable title to the Covered Company Shares, free and clear of all Liens (other than transfer restrictions under applicable securities laws or the Company Stockholder Agreements or the restrictions contemplated by this Agreement). Except for the Covered Company Shares, the Shareholder does not own, beneficially or of record, any shares of capital stock of the Company. Except as otherwise expressly contemplated by the Company Organizational Documents or the Company Stockholder Agreements, the Shareholder does not have the right to acquire any shares of capital stock of the Company. The Shareholder has the sole right to vote (and provide consent in respect of, as applicable) the Covered Company Shares and, except for this Agreement, the Merger Agreement and the Company Stockholder Agreements, the Shareholder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Shareholder to Transfer or cause to be Transferred any of the Covered Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of the Covered Company Shares, and no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Covered Company Shares. As used herein, the term “Company Stockholder Agreements” means those Contracts set forth on Schedule C.
(f)   There is no Legal Proceeding pending or, to the Shareholder’s knowledge, threatened against the Shareholder or any property or asset of the Shareholder that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

(g)   The Shareholder, on its own behalf and on behalf of its representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Parent and Merger Sub and (ii) it has been furnished with or given access to such documents and information about the Parent and Merger Sub and their respective businesses and operations as it and its representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the other agreements related to the Transaction (“Transaction Agreements”) to which it is or will be a party and the transactions contemplated hereby and thereby.
(h)   In entering into this Agreement and the other Transaction Agreements to which it is or will be a party, the Shareholder has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in the Transaction Agreements to which it is or will be a party and no other representations or warranties of Parent or Merger Sub (including, for the avoidance of doubt, none of the representations or warranties of Parent or Merger Sub set forth in the Merger Agreement or any other Transaction agreement) or any other Person, either express or implied, and the Shareholder, on its own behalf and on behalf of its representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in the Transaction Agreements to which it is or will be a party, neither Parent, Merger Sub nor any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Transaction Agreements to which it is or will be a party or the transactions contemplated hereby or thereby.
4.   Transfer of Covered Company Shares.   Except as expressly contemplated by the Merger Agreement or with the prior written consent of Parent (such consent to be given or withheld in its sole discretion), from and after the date hereof, the Shareholder agrees not to (a) Transfer any of the Covered Company Shares (or any interest therein), (b) enter into (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Shareholder to Transfer the Covered Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of the Covered Company Shares, or (c) take any actions in furtherance of any of the matters described in the foregoing clause (a) or clause (b). Any attempted Transfer by the Shareholder of its Covered Company Shares (or any interest therein) in violation of this Section 4 shall be null and void. Notwithstanding the foregoing, the Shareholder may Transfer its Covered Company Shares to its Affiliates with prior written notice to (but without the consent of) Parent, subject to any such Affiliate transferee signing a joinder hereto, in a manner acceptable in form and substance to Parent, (a) accepting such Covered Company Shares subject to the terms and conditions of this Agreement and (ii) agreeing to be bound by all provisions hereof to the same extent as the Shareholder or to any Person who is, prior to such Transfer, bound by the provisions hereof to the same extent as the Shareholder. For purposes of this Agreement, “Transfer” means any, direct or indirect, sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest in or disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise).
5.   Termination.   This Agreement shall automatically terminate, without any notice or other action by any Party upon the earlier of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms and (c) the mutual agreement of the Parties hereto. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to Section 5(b) shall not affect any liability on the part of any Party for a willful breach of any covenant or agreement set forth in this Agreement prior to such termination or fraud.
6.   Fiduciary Duties.   Notwithstanding anything in this Agreement to the contrary, (a) the Shareholder makes no agreement or understanding herein in any capacity other than in such Shareholder’s capacity as a record holder and beneficial owner of the Covered Company Shares, and not in such Shareholder’s capacity as a director, officer or employee of the Company or any of the Company’s Subsidiaries or in such Shareholder’s capacity as a trustee or fiduciary of the Company, and (b) nothing herein will be construed to limit or affect any action or inaction by such Shareholder or any representative of such Shareholder serving as a member of the board of directors of the Company or as an officer, employee or fiduciary of the Company, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of the Company.
7.   No Recourse.   Except for claims pursuant to the Merger Agreement or any other Transaction Agreement by any party thereto against any other party thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against Parent or Merger Sub, and (b) none of the Company or Parent or Merger Sub shall have any liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.
8.   Notices.   All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof) if applicable, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:
(a)
If to Parent or Merger Sub, to:

AeroClean Technologies, Inc.
10455 Riverside Dr.
Palm Beach Gardens, Florida 33410
Attn: Ryan Tyler
E-mail: rtyler@aeroclean.com
with a copy (which shall not constitute notice) to:
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue; 31st Floor
New York, NY 10022
Attention: Valerie Ford Jacob; Paul K. Humphreys
Email: valerie.jacob@freshfields.com; paul.humphreys@freshfields.com
(b)
If to the Company, to:

Molekule, Inc.
1301 Folsom Street
San Francisco, CA 94103
Attn: Jonathan Harris
E-mail: jonathan.harris@molekule.com
with a copy (which shall not constitute notice) to:
Fenwick & West LLP
801 California Street
Mountain View, CA 94041
Attention: Cynthia Hess; Ethan A. Skerry; Jeremy Delman
Email: chess@fenwick.com; eskerry@fenwick.com; jdelman@fenwick.com

(c)
If to Shareholder, to the address specified on the signature page hereto.

with a copy (which shall not constitute notice) to:
Attention:
Email:
or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
9.   Entire Agreement.   This Agreement, the Merger Agreement and documents referred to herein and therein constitutes the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.
10.   Amendments and Waivers; Assignment.   Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Shareholder and Parent. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by the Shareholder without Parent’s prior written consent (to be withheld or given in its sole discretion).
11.   Further Assurances.   The Shareholder will, from time to time, (i) at the request of Parent take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other Parties in doing, all things reasonably necessary, proper or advisable to carry out the intent and purposes of this Agreement and (ii) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the intent and purpose of this Agreement.
12.   Fees and Expenses.   Except as otherwise expressly set forth in the Merger Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.
13.   Remedies.   Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that either Party does not perform its respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that each Party shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.
14.   No Third Party Beneficiaries.   This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.
15.   Miscellaneous.   Sections 9.01 (Survival), 9.06 (Governing Law), 9.07 (Waiver of Jury Trial), 9.09 (Counterparts) and 9.11 (Severability) of the Merger Agreement are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.
[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed and delivered this Support Agreement as of the date first above written.
AeroClean Technologies, Inc.
By:

Name:
Title:
[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the Parties have executed and delivered this Support Agreement as of the date first above written.
Molekule, Inc.
By:

Name:
Title:
[Signature Page to Support Agreement]

IN WITNESS WHEREOF, the Parties have executed and delivered this Support Agreement as of the date first above written.
[Shareholder]
By:

Name:
Title:
Address:

Attn:

E-mail:

with a copy (which shall not constitute notice) to:

Attn:

E-mail:

[Signature Page to Support Agreement]

SCHEDULE A
Class/Series Securities	Number of Shares
Company Series 1 Preferred Stock	[•]
Company Series 2 Preferred Stock	[•]
Company Common Stock	[•]
[Schedule A to Stockholder Support Agreement]

SCHEDULE B
Terminated Agreements
Amended & Restated Investors’ Rights Agreement, dated May 19, 2022, by and between the Company and certain of its investors.
Amended & Restated Right of First Refusal and Co-Sale Agreement, dated May 19, 2022, by and between the Company and certain of its investors.
Amended & Restated Voting Agreement, dated May 19, 2022, by and between the Company and certain of its investors.
[Schedule B to Support Agreement]

SCHEDULE C
Company Stockholder Agreements
Amended & Restated Investors’ Rights Agreement, dated May 19, 2022, by and between the Company and certain of its investors.
Amended & Restated Right of First Refusal and Co-Sale Agreement, dated May 19, 2022, by and between the Company and certain of its investors.
Amended & Restated Voting Agreement, dated May 19, 2022, by and between the Company and certain of its investors.

ANNEX F
Second Amendment to the
AeroClean Technologies, Inc. 2021 Incentive Award Plan
The AeroClean Technologies, Inc. 2021 Incentive Award Plan (the “Plan”) is hereby amended as set forth below, effective as of the date of the consummation of the transactions contemplated by that certain Agreement and Plan of Merger dated October 3, 2022, by and among AeroClean Technologies, Inc., Molekule, Inc., and certain other parties named therein. Capitalized terms used and not defined herein shall have the meanings given thereto in the Plan.
1.
Amendment of Section 3.1(a) of the Plan.   Section 3.1(a) of the Plan is hereby deleted in its entirety and replaced with the following:

“Subject to Sections 3.1(b) and 12.2, the aggregate number of Shares that may be issued or transferred pursuant to Awards under the Plan is 3,963,916 (which for the avoidance of doubt, does not include any Shares assumed in connection with the Company’s acquisition of Molekule, Inc., and which are reserved for issuance to employees of such entity as of the date of the completion of such acquisition), all of which may be issued in the form of Incentive Stock Options. The number of Shares available for issuance under the Plan will further be automatically increased on the first day of each fiscal year beginning with the 2023 fiscal year, in an amount equal to the lesser of (i) two percent (2%) of the outstanding Shares on the last day of the immediately preceding fiscal year and (ii) such number of Shares determined by the Board. Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Common Stock, treasury Common Stock or Common Stock purchased on the open market.”
2.
Effect on the Plan.   Except as expressly modified by this Amendment, all other terms and provisions of the Plan shall be unchanged and shall remain in full force and effect.

3.
Governing Law.   This Amendment and all actions taken thereunder shall be administered, interpreted and enforced under the internal laws of the State of Delaware without regard to conflicts of laws thereof or of any other jurisdiction.

This Amendment was adopted by the Board of Directors of AeroClean Technologies, Inc. on October 3, 2022, and was approved by the stockholders of AeroClean Technologies, Inc. on October 3, 2022.
AeroClean Technologies, Inc.
By:
/s/ Jason DiBona

Name:
Jason DiBona

* * * *

F-1

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers.
Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director of AeroClean shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Our certificate of incorporation and bylaws provide indemnification for our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation and bylaws provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
Item 21.   Exhibits and Financial Statement Schedules.
A list of exhibits included as part of this Registration Statement is set forth in the Exhibit Index which is hereby incorporated by reference.
Item 22.   Undertakings.
The undersigned registrant hereby undertakes as follows:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)
any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)
That, for the purpose of determining liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(8)
That every prospectus (i) that is filed pursuant to paragraph (7) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(10)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

EXHIBIT INDEX
Exhibit Number		Description
2.1^	—	Agreement and Plan of Merger, dated October 3, 2022 (included as Annex A to the information statement/prospectus that forms a part of this Registration Statement on Form S-4)
3.1	—	Certificate of Incorporation (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-261395), filed with the SEC on November 29, 2021)
3.2	—	Bylaws (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-8 (File No. 333-261395), filed with the SEC on November 29, 2021)
3.3	—	Form of Amended and Restated Certificate of Incorporation (included as Annex C to the information statement/prospectus that forms a part of this Registration Statement on Form S-4)
3.4	—	Form of Amended and Restated Bylaws (included as Annex D to the information statement/prospectus that forms a part of this Registration Statement on Form S-4)
4.1	—	Form of Common Stock Certificate (incorporated by reference to Exhibit 3.1 to the Registrant’s Offering Statement (File No. 024-11650), filed with the SEC on September 21, 2021, as amended)
4.2	—	Form of Share Purchase Option (incorporated by reference to Exhibit 3.2 to the Registrant’s Offering Statement (File No. 024-11650), filed with the SEC on September 21, 2021, as amended)
5.1*	—	Form of Opinion of Freshfields Bruckhaus Deringer US LLP regarding the validity of the securities being registered
10.1	—	Form of Stockholders Support Agreement (included as Annex E to the information statement/prospectus that forms a part of this Registration Statement on Form S-4)
10.2*	—	Revised Form of Stockholders Agreement
10.3	—	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K (File No. 001-41096) filed with the SEC on October 4, 2022)
10.4	—	Backstop Purchase Agreement, dated October 3, 2022 (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K (File No. 001-41096) filed with the SEC on October 4, 2022)
10.5†	—	Executive Employment Agreement, dated as of November 1, 2020, between AeroClean Technologies, LLC and Jason DiBona (incorporated by reference to Exhibit 6.3 to the Registrant’s Offering Statement (File No. 024-11650), filed with the SEC on September 21, 2021, as amended)
10.6†	—	Amendment to Executive Employment Agreement, dated as of May 1, 2021, by and between AeroClean Technologies, LLC and Jason DiBona (incorporated by reference to Exhibit 6.3.1 to the Registrant’s Offering Statement (File No. 024-11650), filed with the SEC on September 21, 2021, as amended)
10.7†	—	Confidentiality, Non-Competition, Non-Solicitation and Inventions Assignment Agreement, dated as of November 1, 2020, by and between AeroClean Technologies, LLC and Jason DiBona (incorporated by reference to Exhibit 6.4 to the Registrant’s Offering Statement (File No. 024-11650), filed with the SEC on September 21, 2021, as amended)
10.8†^	—	Amended and Restated Employment Agreement by and among Jason DiBona and AeroClean Technologies, Inc., dated October 3, 2022 (incorporated by reference to Exhibit 10.5 to the Registrant’s Current Report on Form 8-K (File No. 001-41096) filed with the SEC on October 4, 2022)

Exhibit Number		Description
10.9†	—	Executive Employment Agreement, dated as of November 1, 2020, between AeroClean Technologies, LLC and Ryan Tyler (incorporated by reference to Exhibit 6.5 to the Registrant’s Offering Statement (File No. 024-11650), filed with the SEC on September 21, 2021, as amended)
10.10†	—	Amendment to Executive Employment Agreement, dated as of May 1, 2021, by and between AeroClean Technologies, LLC and Ryan Tyler (incorporated by reference to Exhibit 6.5.1 to the Registrant’s Offering Statement (File No. 024-11650), filed with the SEC on September 21, 2021, as amended)
10.11†	—	Confidentiality, Non-Competition, Non-Solicitation and Inventions Assignment Agreement, dated as of November 1, 2020, by and between AeroClean Technologies, LLC and Ryan Tyler (incorporated by reference to Exhibit 6.6 to the Registrant’s Offering Statement (File No. 024-11650), filed with the SEC on September 21, 2021, as amended)
10.12†^	—	Amended and Restated Employment Agreement by and among Ryan Tyler and AeroClean Technologies, Inc., dated October 3, 2022 (incorporated by reference to Exhibit 10.6 to the Registrant’s Current Report on Form 8-K (File No. 001-41096) filed with the SEC on October 4, 2022)
10.13†^	—	Executive Employment Agreement by and among Jonathan Harris and AeroClean Technologies, Inc., dated October 3, 2022 (incorporated by reference to Exhibit 10.7 to the Registrant’s Current Report on Form 8-K (File No. 001-41096) filed with the SEC on October 4, 2022)
10.14†^	—	Executive Employment Agreement by and among Ritankar Pal and AeroClean Technologies, Inc., dated October 3, 2022 (incorporated by reference to Exhibit 10.8 to the Registrant’s Current Report on Form 8-K (File No. 001-41096) filed with the SEC on October 4, 2022)
10.15	—	Form of Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41096) filed with the SEC on June 30, 2022)
10.16	—	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-41096) filed with the SEC on June 30, 2022)
10.17	—	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-41096) filed with the SEC on June 30, 2022)
10.18†	—	AeroClean Technologies, Inc. 2021 Incentive Award Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-261396) submitted to the Commission by the Registrant on November 29, 2021)
10.19*	—	Form of Amendment to the AeroClean Technologies, Inc. 2021 Incentive Award Plan (included as Annex F to the information statement/prospectus that forms a part of this Registration Statement on Form S-4)
10.20**	—	License Agreement, dated as of August 11, 2008, between Advanced Technologies & Testing Labs, Inc. and the University of Florida Research Foundation, Inc., as amended
10.21**	—	License Agreement, dated as of July 15, 2015, between Transformair, Inc. and the University of South Florida Research Foundation, Inc., as amended
10.22**	—	Confirmatory Assignment Agreement, dated as of February 20, 2019, between Advanced Technologies & Testing Laboratories, Inc. and Molekule, Inc.
23.1**	—	Consent of Citrin Cooperman & Company, LLP, Independent Registered Public Accounting Firm for AeroClean Technologies, Inc.
23.2**	—	Consent of PricewaterhouseCoopers LLP, Independent Accountants for Molekule, Inc.
23.3*	—	Consent of Freshfields Bruckhaus Deringer US LLP (included in Exhibit 5.1)

Exhibit Number		Description
24.1**	—	Power of Attorney (included on the signature page to Form S-4)
99.1**	—	Consent of The Benchmark Company, LLC
99.2**	—	Consent of Brad Feld to be named as a director upon completion of the Merger
101.INS	—	XBRL Instance Document
101.SCH	—	XBRL Taxonomy Extension Schema Document
101.CAL	—	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	—	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	—	XBRL Extension Labels Linkbase
101.PRE	—	XBRL Taxonomy Extension Presentation Linkbase Document
107**	—	Fee Filing Table

^
Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the SEC.

†
Management Compensation Agreement.

*
Filed herewith.

**
To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Palm Beach Gardens, State of Florida, on            , 2022.
AEROCLEAN TECHNOLOGIES, INC.

Jason DiBona
Chief Executive Officer
POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints Jason DiBona and Ryan Tyler as his or her attorney and agent, with full power of substitution and resubstitution, on his or her behalf in any such capacity to sign and file this Registration Statement and any and all amendments, exhibits and other documents related thereto which any such attorney or substitute may deem necessary or advisable to be filed with the Securities and Exchange Commission (including any related registration statement filed pursuant to Rule 462(b)), with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the matters described in these resolutions, as fully as such officer or director might or could do if personally present and acting and as fully as AeroClean might or could do by a properly authorized agent. This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on            , 2022.
Jason DiBona	Chief Executive Officer (Principal Executive Officer)
Ryan Tyler	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Amin J. Khoury, Ph.D. (Hon)	Chairman of the Board
David Helfet, M.D.	Director
Michael Senft	Director
Thomas P. McCaffrey	Director
Heather Floyd	Director
Timothy J. Scannell	Director
Stephen M. Ward, Jr.	Director